As filed with the Securities and Exchange Commission on December 23, 2020
Registration No. 333-249723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Acamar Partners Acquisition Corp.
(Exact name of registrant as specified in its charter)
Delaware	6770	83-2456129
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131
Telephone: (786) 264-6680
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Luis Ignacio Solorzano Aizpuru
Chief Executive Officer
Acamar Partners Acquisition Corp.
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131
Telephone: (786) 264-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Jaime Mercado, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Valerie Ford Jacob, Esq. Michael A. Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 277-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus/consent solicitation statement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus/consent solicitation statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT DATED DECEMBER 23, 2020, SUBJECT TO COMPLETION
Dear Stockholder:
On October 21, 2020, Acamar Partners Acquisition Corp. (“Acamar Partners”) and Acamar Partners Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Acamar Partners, entered into an Agreement and Plan of Merger (as amended by Amendment No. 1, dated December 16, 2020, and as it may be further amended or restated from time to time, the “merger agreement”) with CarLotz, Inc. (“CarLotz”). If (i) the merger agreement is adopted and the transactions contemplated thereby, including the merger, are approved by CarLotz’ stockholders, (ii) the merger agreement is adopted and the transactions contemplated thereby, including the issuance of Acamar Partners Class A common stock as merger consideration, are approved by Acamar Partners’ stockholders and (iii) the merger is subsequently completed, Merger Sub will merge with and into CarLotz with CarLotz surviving the merger as a wholly-owned subsidiary of Acamar Partners (the “merger”). Upon the consummation of the merger, Acamar Partners will change its name to CarLotz, Inc. (“New CarLotz”) and CarLotz, Inc. will change its name.
As part of the merger, CarLotz equityholders will receive net consideration representing an enterprise value of $750.0 million, comprised of (i) $33.0 million in cash payable to CarLotz equityholders, (ii) $37.0 million in cash payable to the holder of CarLotz preferred stock as liquidation preference amount and (ii) $680.0 million payable in newly issued shares of Acamar Partners Class A common stock at a price of $10.00 per share (the “Stock Merger Consideration”). CarLotz stockholders are therefore rolling over 95.4% of their ownership in CarLotz into New CarLotz. In addition, certain options held by CarLotz current employees, officers and directors will be exchanged for 5,532,881 new options over Acamar Partners Class A common stock, on a value neutral basis. Acamar Partners obligations’ under such new options will be initially hedged by keeping a portion of the Stock Merger Consideration (5,080,181 shares of Acamar Partners Class A common stock, equivalent to such new options’ intrinsic value, assuming a price per share of New CarLotz common stock of $10.00 and calculated on a net share settled basis) as treasury stock. CarLotz stock and option holders may also receive up to 7,500,000 additional shares of Acamar Partners Class A common stock as contingent consideration in the merger if certain share price triggers are met, pursuant to the merger agreement.
More specifically, at the effective time of the merger:
(i)
each share of common stock, par value $0.001 per share, of CarLotz (“CarLotz common stock”) (including shares of CarLotz common stock issued upon the exercise of options held by former service providers of CarLotz (the “non-service provider options”), the conversion of a convertible promissory note, dated December 20, 2019, held by Automotive Finance Corporation (the “CarLotz convertible note”) and the cashless exercise of the warrant, dated December 20, 2019, held by Automotive Finance Corporation (the “CarLotz warrant”)) issued and outstanding immediately prior to the effective time of the merger (other than shares owned by CarLotz as treasury stock or dissenting shares) will be cancelled and converted into the right to receive a per share cash consideration, a per share stock consideration and a contingent and non-assignable right to receive additional shares of Acamar Partners Class A common stock, in each case, determined in accordance with the terms and conditions of the merger agreement. Based upon the CarLotz shares and options outstanding as of the date hereof, each share of CarLotz common stock will receive $4.946 in cash, 10.1927 shares of Acamar Partners Class A common stock and a contingent and non-assignable right to an additional 1.1242 shares of Acamar Partners Class A common stock;

(ii)
each share of CarLotz Series A preferred stock, par value $0.001 per share (“CarLotz preferred stock”), issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive the same consideration as each share of CarLotz common stock, plus $18.1775 in cash as payment of the per share liquidation preference obligation of CarLotz;

(iii)
each vested or unvested option to acquire shares of CarLotz common stock (the “CarLotz options”) outstanding immediately prior to the effective time of the merger, other than the non-service provider options, will be cancelled and converted into the right to receive a cash amount per option, a number of options, each exercisable into one share of Acamar Partners Class A common stock (the “New CarLotz options”), and a number of restricted stock units with respect to shares of Acamar Partners Class A common stock that will vest if certain conditions are met within five years after the Closing and are subject to forfeiture if such conditions are not met within such time period (the “Earnout Acquiror RSUs”), each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock, in each case, determined in accordance with the terms and conditions of the merger agreement; and
(iv)
each non-service provider option will be cancelled and automatically converted into the applicable number of shares of CarLotz common stock on a net share settled basis.

The total number of shares of Acamar Partners Class A common stock to be issued at Closing in connection with the merger is 68,001,335 (which, based on the CarLotz shares and options outstanding as of the date hereof, is comprised of 62,921,154 shares to be issued to CarLotz stockholders and 5,080,181 shares to be reserved as treasury stock to satisfy New CarLotz’ obligations under 5,532,881 New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00)). In addition, 12,500,000 shares of Acamar Partners Class A common stock will be issued to the PIPE Investment Subscribers at $10.00 per share for total proceeds from this investment of $125 million, meaning no less then $50 million must remain in the Trust Account following any redemptions by Acamar Partners public stockholders in order to meet the Minimum Cash Condition (assuming no cash will remain outside of the Trust Account). As of September 30, 2020, Acamar Partners had $429,605 cash outside of the Trust Account. Holders of shares of CarLotz common stock (including shares of CarLotz common stock issuable upon the exercise of the non-service provider options, the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant), shares of CarLotz preferred stock and CarLotz options immediately prior to the effective time of the merger will hold in aggregate approximately 55.4% of the outstanding shares of New CarLotz common stock immediately following such effective time (assuming no redemption of Acamar Partners Class A common stock in connection with the merger, and excluding the Earnout Shares, Earnout Acquiror RSUs, any warrants or options to purchase New CarLotz common stock that will be outstanding following the merger, any equity awards that may be issued under the proposed 2020 Plan following the merger and shares purchased by such persons in the PIPE Investment).
Acamar Partners’ units, Class A common stock and public warrants are publicly traded on The Nasdaq Capital Market (“Nasdaq”). We will apply to list the New CarLotz common stock and public warrants on Nasdaq under the symbols “LOTZ” and “LOTZW”, respectively, upon the effective time of the merger. New CarLotz will not have units traded following the effective time of the merger.
Acamar Partners will hold a special meeting of stockholders in lieu of the 2020 annual meeting of stockholders (the “Acamar Partners Special Meeting”) to consider matters relating to the proposed merger. Acamar Partners and CarLotz cannot complete the merger unless Acamar Partners’ stockholders vote to adopt the merger agreement and approve the transactions contemplated thereby, including the issuance of Acamar Partners Class A common stock to be issued as the merger consideration, and the requisite CarLotz’ stockholders consent (as described herein) to adopt the merger agreement and approve the transactions contemplated thereby. Acamar Partners and CarLotz are sending you this proxy statement/prospectus/consent solicitation statement to ask you to vote in favor of these and the other matters described in this document.
The Acamar Partners Special Meeting will be held virtually on January 20, 2021, at 10:00 a.m., Eastern Time, and conducted exclusively via live audio webcast at https://web.lumiagm.com/236646411.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF ACAMAR PARTNERS CLASS A COMMON STOCK YOU OWN. To ensure your representation at the Acamar Partners Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus/consent solicitation statement and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual special meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
The Acamar Partners board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Acamar Partners stockholders vote “FOR”

adoption of the merger agreement, “FOR” the issuance of Acamar Partners Class A common stock to be issued as the merger consideration and “FOR” the other matters to be considered at the Acamar Partners Special Meeting.
The CarLotz board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that CarLotz stockholders (including holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by CarLotz stockholders other than TRP Capital Partners, LP, KAR Auction Services, Inc. and CarLotz founders Michael W. Bor, Aaron S. Montgomery and William S. Boland, and each of such individuals’ affiliated family trusts) consent to the adoption of the merger agreement and approval of the merger and the other transactions contemplated thereby and the approval of an amendment to CarLotz’ existing charter as set forth in Annex C attached to this proxy statement/prospectus/consent solicitation statement.
This proxy statement/prospectus/consent solicitation statement provides you with detailed information about the proposed merger. It also contains or references information about Acamar Partners and CarLotz and certain related matters. You are encouraged to read this proxy statement/prospectus/consent solicitation statement carefully. In particular, you should read the “Risk Factors” section beginning on page  31 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.
If you have any questions regarding the accompanying proxy statement/prospectus/consent solicitation statement, you may contact Morrow Sodali LLC, Acamar Partners’ proxy solicitor, at (800) 662-5200; banks and brokers may reach Morrow Sodali LLC at (203) 658-9400 or email at acam.info@investor.morrowsodali.com.
Sincerely,
Luis Ignacio Solorzano Aizpuru
Chief Executive Officer
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the merger, the issuance of shares of Acamar Partners Class A common stock in connection with the merger or the other transactions described in this proxy statement/prospectus/consent solicitation statement, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus/consent solicitation statement. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus/consent solicitation statement is dated           , 2020, and is first being mailed to stockholders of Acamar Partners on or about           .

Acamar Partners Acquisition Corp.
NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 20, 2021
NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2020 annual meeting of stockholders (the “Acamar Partners Special Meeting”) of Acamar Partners Acquisition Corp., a Delaware corporation (which is referred to as “Acamar Partners”), will be held virtually on January 20, 2021, at 10:00 a.m.,Eastern Time, and conducted exclusively via live audio webcast at https://web.lumiagm.com/236646411. There will not be a physical location for the Acamar Partners Special Meeting, and you will not be able to attend the Acamar Partners Special Meeting in person. You will be able to participate in the Acamar Partners Special Meeting online, vote, view the list of stockholders entitled to vote at the Acamar Partners Special Meeting and submit your questions during the Acamar Partners Special Meeting by visiting https://web.lumiagm.com/236646411. You are cordially invited to participate in the Acamar Partners Special Meeting for the following purposes:
1.
The Business Combination Proposal — to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of October 21, 2020 (as amended by Amendment No. 1, dated December 16, 2020, and as it may be further amended or restated from time to time, the “merger agreement”), by and among CarLotz, Inc. (“CarLotz”), Acamar Partners and Acamar Partners Sub, Inc. (“Merger Sub”) and approve the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into CarLotz with CarLotz surviving the merger as a wholly-owned subsidiary of Acamar Partners (the “merger”). A copy of the merger agreement is attached as Annex A (Proposal No. 1);

2.
The Charter Proposals — to consider and vote upon:

a.
separate proposals to approve the following material differences between the proposed amended and restated certificate of incorporation of Acamar Partners (the “proposed charter”) that will be in effect upon the closing of the merger and Acamar Partners’ current certificate of incorporation (the “existing charter”), a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex B:

i.
to increase the number of shares of authorized Acamar Partners Class A common stock (Proposal No. 2);

ii.
to create an additional class of directors so that there will be three classes of directors with staggered terms of office and make related changes (Proposal No. 3);

iii.
to provide that subject to the rights granted to certain stockholders pursuant to the New CarLotz Stockholders Agreement, directors may be removed from office only for cause and only by the affirmative vote of holders of at least 66 2∕3% of the outstanding shares entitled to vote thereon (Proposal No. 4);

iv.
to provide that an affirmative vote by the holders of at least 66 2∕3% of the total voting power of the outstanding shares entitled to vote thereon is required to amend, alter, change or repeal or adopt most charter provisions (Proposal No. 5);

v.
to provide that an affirmative vote by the holders of at least 66 2∕3% of the total voting power of the outstanding shares entitled to vote is required to amend, alter, change or repeal the bylaws (Proposal No. 6);

vi.
to provide that certain transactions are not “corporate opportunities” and that the stockholders party to the New CarLotz Stockholders Agreement and their affiliates are not subject to the doctrine of corporate opportunity (Proposal No. 7); and

vii.
to provide for additional changes, principally including changing Acamar Partners’ name from “Acamar Partners Acquisition Corp.” to “CarLotz, Inc.” and removing provisions applicable only to special purpose acquisition companies (Proposal No. 8);

b.
conditioned upon the approval of Proposals 2 through 8, a proposal to approve the proposed charter, which includes the approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the effective time of the merger (Proposal No. 9);

3.
The Nasdaq Proposal — to consider and vote upon a proposal to approve: (i) for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Acamar Partners common stock and the resulting change of control in connection with the merger; and (ii) for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of up to 12,500,000 shares of Acamar Partners Class A common stock in connection with the PIPE Investment (as defined herein), upon the completion of the merger (Proposal No. 10);

4.
The Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt the 2020 Plan (as defined herein), including the authorization of the initial share reserve thereunder (Proposal No. 11);

5.
The Director Election Proposal — to consider and vote upon a proposal to elect, effective as of and subject to the effective time of the merger, David R. Mitchell, Luis Ignacio Solorzano Aizpuru and Kimberly H. Sheehy as Class I directors, Michael W. Bor, Steven G. Carrel and James E. Skinner as Class II directors and Linda B. Abraham and Sarah M. Kauss as Class III directors to serve on the New CarLotz board of directors in accordance with the proposed charter, until the 2021, 2022 and 2023 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (Proposal No. 12); and

6.
The Adjournment Proposal — to consider and vote upon a proposal to adjourn the Acamar Partners Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Acamar Partners Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal or the Director Election Proposal, or holders of Acamar Partners public shares (as defined below) have elected to redeem a number of shares such that Acamar Partners would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition (as defined below) would not be satisfied (Proposal No. 13).

The board of directors of Acamar Partners has set December 21, 2020 as the record date for the Acamar Partners Special Meeting. Only holders of record of Acamar Partners Class A common stock at the close of business on December 21, 2020 are entitled to notice of the Acamar Partners Special Meeting and to have their votes counted at the Acamar Partners Special Meeting and any adjournments or postponements of the Acamar Partners Special Meeting. A complete list of Acamar Partners stockholders of record entitled to vote at the Acamar Partners Special Meeting will be available for 10 days before the date set for the Acamar Partners Special Meeting at the principal executive offices of Acamar Partners and by remote means of communication for inspection by stockholders during ordinary business hours and during the Acamar Partners Special Meeting for any purpose germane to the Acamar Partners Special Meeting.
Pursuant to its existing charter, Acamar Partners will provide holders (“public stockholders”) of its Class A common stock (“public shares”) the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as defined below), which holds the proceeds of Acamar Partners’ initial public offering (the “Acamar Partners IPO”), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account, net of taxes) upon the closing of the transactions contemplated by the merger agreement. For illustrative purposes, based on funds in the Trust Account of approximately $310.9 million as of September 30, 2020, the estimated per share redemption price would have been approximately $10.174. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 10% of the public shares, without our prior consent.
Acamar Partners Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), and Acamar Partners’ officers and directors have agreed to waive their redemption rights in connection with the consummation of the merger with respect to any shares of Acamar Partners common stock they may hold. Currently, the Sponsor owns approximately 20% of the outstanding shares of Acamar Partners common stock, consisting of Acamar Partners Class B common stock (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation that will be used to determine the per share redemption price. The Sponsor and Acamar Partners’ directors and officers have agreed to vote any shares of Acamar Partners common stock owned by them in favor of the Business Combination Proposal.
Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class. Approval of each of the Charter Proposals requires the affirmative vote of (x) the holders of a majority of the outstanding Founder Shares, voting separately as a single class, and (y) the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class. Approval of the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) each requires the majority of the votes cast by the Acamar Partners stockholders present online or represented by proxy at the Acamar Partners Special Meeting. The Acamar Partners board of directors has approved each of the foregoing proposals. In order to be elected as a director as described in the Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Acamar Partners Special Meeting, which means that the nominees with the most votes are elected.
As of September 30, 2020, there was approximately $310.9 million on deposit in the Trust Account, which Acamar Partners intends to use to consummate the merger within the time period described in the proxy statement/prospectus/consent solicitation statement accompanying this notice and to pay $10,695,063 in deferred underwriting commissions to the underwriters of the Acamar Partners IPO. Each redemption of public shares by Acamar Partners public stockholders will decrease the amount of cash on deposit in the Trust Account. Acamar Partners will not consummate the merger if the redemption of public shares would result in Acamar Partners failing to have (i) at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)) or (ii) at least $175,000,000 of cash or cash equivalents on a consolidated basis as of immediately prior to the Closing after giving effect to the PIPE Investment of $125,000,000 and all redemptions but without giving effect to the other transactions contemplated in the merger agreement (the “Minimum Cash Condition”).
30,557,322 public shares were issued in the Acamar Partners IPO and are outstanding as of the date hereof. Based on cash on deposit in the Trust Account as of September 30, 2020 and the $125 million to be raised in the PIPE Investment (and assuming no cash will remain outside of the Trust Account), up to 25,642,936 public shares could be redeemed without impacting the Minimum Cash Condition or the parties’ obligations to consummate the merger.
If Acamar Partners’ stockholders fail to approve the Business Combination Proposal, the merger will not occur. The proxy statement/prospectus/consent solicitation statement accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Acamar Partners Special Meeting. Please review the proxy statement/prospectus/consent solicitation statement carefully.
All Acamar Partners stockholders are cordially invited to participate in the virtual Acamar Partners Special Meeting by accessing https://web.lumiagm.com/236646411. To ensure your representation at the Acamar Partners Special Meeting, however, we urge you to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record, you may also cast your vote online during the virtual Acamar Partners Special Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Acamar Partners Special Meeting. If you fail to return your proxy card and do not vote online during the Acamar Partners Special Meeting, if you abstain from voting, or if you hold your shares in “street name” through a broker or other nominee and fail to give such nominee voting instructions (a “broker non-vote”), it will have the same effect as a vote “AGAINST” the Business Combination Proposal and each of the Charter Proposals but will not affect the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to participate in the virtual Acamar Partners Special Meeting and vote online during the Acamar Partners Special Meeting, obtain a proxy from your broker or bank and e-mail a copy (legible photograph is sufficient) of your legal proxy to help@astfinancial.com. Public stockholders may elect to redeem their public shares even if they vote “FOR” the Business Combination Proposal.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF ACAMAR PARTNERS COMMON STOCK YOU OWN. Whether or not you plan to participate in the Acamar Partners Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.
The Acamar Partners board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” each of the Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal (if necessary).
If you have any questions or need assistance with voting, please contact Acamar Partners’ proxy solicitor, Morrow Sodali LLC, at (800) 662-5200; banks and brokers may reach Morrow Sodali LLC at (203) 658-9400 or email at acam.info@investor.morrowsodali.com.
If you plan to participate in the Acamar Partners Special Meeting, you will be required to provide documents to be admitted to the meeting. Please read carefully the sections in the proxy statement/prospectus/consent solicitation statement regarding participating in and voting during the special meeting to ensure that you comply with these requirements.
BY ORDER OF THE BOARD OF DIRECTORS

Juan Carlos Torres Carretero
Chairman of the Board of Directors
                 , 2020

CarLotz, Inc.
611 Bainbridge Street, Suite 100
Richmond, Virginia 23224
NOTICE OF SOLICITATION OF WRITTEN CONSENT
To Stockholders of CarLotz, Inc.:
Pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020 (as amended by Amendment No. 1, dated December 16, 2020, and as it may be further amended or restated from time to time, the “merger agreement”), by and among CarLotz, Inc. (“CarLotz”), Acamar Partners Acquisition Corp. (“Acamar Partners”) and Acamar Partners Sub, Inc., a wholly-owned subsidiary of Acamar Partners (“Merger Sub”), Merger Sub will merge with and into CarLotz with CarLotz surviving the merger as a wholly-owned subsidiary of Acamar Partners (the “merger”).
The proxy statement/prospectus/consent solicitation statement attached to this notice is being delivered to you on behalf of the CarLotz board of directors to request that holders of the outstanding shares of common stock, par value $0.001 per share, of CarLotz (“CarLotz common stock”) and Series A preferred stock, par value $0.001 per share, of CarLotz (“CarLotz preferred stock”) as of the record date of November 30, 2020 execute and return written consents to (i) adopt and approve the merger agreement and the merger and all the other transactions contemplated by the merger agreement, in all respects, and (ii) approve an amendment to CarLotz’ Amended and Restated Certificate of Incorporation, dated as of January 22, 2019 (the “Existing CarLotz Charter”).
The attached proxy statement/prospectus/consent solicitation statement (i) describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved and (ii) describes the proposed amendment to the Existing CarLotz Charter (the “Charter Amendment”). Please give this information your careful attention. A copy of the merger agreement is attached as Annex A and a copy of the proposed Charter Amendment is attached as Annex C to this proxy statement/prospectus/consent solicitation statement.
A summary of the appraisal rights that may be available to you is described in “Appraisal Rights”. Please note the merger has been approved by the CarLotz board of directors in compliance with the CarLotz Shareholders’ Agreement, and constitutes an “Approved Sale” thereunder. Stockholders party to the CarLotz Shareholders’ Agreement have agreed to, among other things, waive any dissenters’ or appraisal rights and all other rights with respect to any “Approved Sale” under the Delaware General Corporation Law (the “DGCL”). Therefore, if you are a CarLotz stockholder who is a party to the CarLotz Shareholders’ Agreement, you may not be entitled to exercise the appraisal rights under Section 262 of the DGCL with respect to the merger.
The CarLotz board of directors has considered (i) the merger and the terms of the merger agreement and (ii) the Charter Amendment and has unanimously determined that the merger, the merger agreement and the Charter Amendment are advisable, fair to and in the best interests of CarLotz and its stockholders and recommends that CarLotz stockholders adopt the merger agreement, approve the merger and approve the Charter Amendment, in each case, by submitting a written consent (including approval by holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by CarLotz stockholders other than TRP Capital Partners, KAR Auction Services, Inc., Michael W. Bor, Aaron S. Montgomery and William S. Boland and, with respect to Michael W. Bor, Aaron S. Montgomery and William S. Boland, each of their affiliated family trusts).
Please complete, date and sign the written consent enclosed with this proxy statement/prospectus/consent solicitation statement and return it promptly to CarLotz by one of the means described in “CarLotz’ Solicitation of Written Consents”.
By Order of the Board of Directors,
Michael W. Bor
Chief Executive Officer

i

GLOSSARY OF TERMS
As used in this proxy statement/prospectus/consent solicitation statement, unless otherwise noted or the context otherwise requires:
“2017 Plan” means the 2017 Stock Option Plan of CarLotz, as amended, supplemented or modified from time to time.
“2020 Plan” means the 2020 Incentive Award Plan of CarLotz attached to this proxy statement/prospectus/consent solicitation statement as Annex E.
“Acamar Partners” means Acamar Partners Acquisition Corp., a Delaware corporation.
“Acamar Partners Class A common stock” means Acamar Partners’ Class A common stock, par value $0.0001 per share, as in effect immediately prior to the Closing.
“Acamar Partners Class B common stock” means Acamar Partners’ Class B common stock, par value $0.0001 per share, initially purchased by the Sponsor.
“Acamar Partners common stock” means Acamar Partners Class A common stock and Acamar Partners Class B common stock.
“Acamar Partners existing charter” means Acamar Partners’ current certificate of incorporation dated as of November 7, 2018 and amended on February 21, 2019.
“Acamar Partners IPO” means Acamar Partners’ initial public offering of units, consummated on February 26, 2019.
“Acamar Partners units” means Acamar Partners’ units consisting of one share of Acamar Partners Class A common stock and one-third of one Acamar Partners warrant.
“Acamar Partners warrant” means an Acamar Partners’ warrant entitling its holder to purchase one share of Acamar Partners Class A common stock at a price of $11.50 per share, subject to adjustment.
“Adjournment Proposal” means a proposal to adjourn the Acamar Partners Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Acamar Partners Special Meeting, there are not sufficient votes to approve one or more proposals presented to Acamar Partners stockholders for vote at such special meeting.
“Base Acquiror Options” means a number of options (determined in accordance with the terms and conditions of the merger agreement) to be issued in respect of each CarLotz option that is outstanding immediately prior to the effective time of the merger (other than a non-service provider option), each exercisable into one share of Acamar Partners Class A common stock and with an exercise price determined in accordance with the terms and conditions of the merger agreement, and otherwise on the same terms and conditions as were applicable to such CarLotz option. The more detailed calculation of the number of Base Acquiror Options and the applicable exercise price is set forth in a spreadsheet that was delivered by CarLotz to Acamar Partners on the date of the merger agreement, which may be updated between the date of the merger agreement and the Closing Date to reflect any changes in the capitalization of CarLotz during that period (the “Calculation Spreadsheet”). By way of example, for a CarLotz option to purchase one share of CarLotz common stock with an exercise price of $6.82, based upon the CarLotz shares and options outstanding as of the date hereof, its holder would receive 10.1927 Base Acquiror Options with an exercise price of $0.638 per option, each exercisable for one share of Acamar Partners Class A common stock. In accordance with the terms of the merger agreement, a portion of the merger’s stock consideration will be reserved as treasury stock, to satisfy Acamar Partners’ obligations under the Base Acquiror Options (on a net share settled basis, assuming a price per share of Acamar Partners Class A common stock of $10.00).
“broker non-vote” means the failure of an Acamar Partners stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.
“Business Combination Proposal” means the proposal to approve the adoption of the merger agreement and the merger.

v

“CarLotz” means CarLotz, Inc., a Delaware corporation.
“CarLotz common stock” means CarLotz common stock, par value $0.001 per share.
“CarLotz convertible note” means the convertible promissory note, dated December 20, 2019, issued by CarLotz to Automotive Finance Corporation.
“CarLotz Major Stockholders” means TRP Capital Partners, Michael W. Bor, Aaron S. Montgomery and William S. Boland and, with respect to Michael W. Bor, Aaron S. Montgomery and William S. Boland, each of their affiliated family trusts.
“CarLotz Minority Stockholders” means the other CarLotz stockholders who are not CarLotz Major Stockholders or KAR.
“CarLotz options” means outstanding options to acquire shares of CarLotz common stock.
“CarLotz preferred stock” means the CarLotz Series A preferred stock, par value $0.001 per share.
“CarLotz stock” means CarLotz preferred stock and CarLotz common stock.
“CarLotz warrant” means the warrant, dated December 20, 2019, by and between CarLotz and Automotive Finance Corporation.
“Charter Amendment” means the proposed amendment to the Existing CarLotz Charter pursuant to the merger agreement.
“Closing” means the consummation of the merger.
“Closing Date” means the date on which the Closing occurs.
“Closing Per Option Cash Consideration” is as defined in the merger agreement attached hereto as Annex A.
“Code” means the Internal Revenue Code of 1986, as amended.
“DGCL” means the General Corporation Law of the State of Delaware.
“Earnout Acquiror RSUs” means a number of restricted stock units (determined in accordance with the terms and conditions of the merger agreement and subject to certain earnout conditions described herein) to be issued in respect of each CarLotz option that is outstanding immediately prior to the effective time of the merger (other than a non-service provider option), each representing one share of Acamar Partners Class A common stock. The more detailed calculation of the number of Earnout Acquiror RSUs is set forth in the Calculation Spreadsheet.
“Earnout Period” means the 60 months following the consummation of the merger.
“Earnout Shares” is as defined in the merger agreement attached hereto as Annex A.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Existing CarLotz Charter” means CarLotz’ current amended and restated certificate of incorporation dated as of January 22, 2019.
“Founder Shares” means Acamar Partners Class B common stock.
“Incentive Plan Proposal” means the proposal to approve the adoption of the 2020 Plan.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“KAR” means KAR Auction Services, Inc.
“Liquidation Preference Amount” means $36,986,654.80.

“merger” means the merging of Merger Sub with and into CarLotz with CarLotz surviving the merger as a wholly-owned subsidiary of Acamar Partners.
“merger agreement” means the Agreement and Plan of Merger, dated as of October 21, 2020, as amended by Amendment No. 1, dated December 16, 2020, and as it may be further amended or restated from time to time, among CarLotz, Acamar Partners and Merger Sub.
“Merger Sub” means Acamar Partners Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of Acamar Partners.
“Minimum Cash Condition” means Acamar Partners having, on a consolidated basis, at least $175,000,000 of cash and cash equivalents as of immediately prior to the Closing after giving effect to the PIPE Investment and all redemptions but without giving effect to the other transactions contemplated in the merger agreement.
“Nasdaq” means The Nasdaq Capital Market.
“Nasdaq Proposal” means the proposal to approve taking steps to list New CarLotz on Nasdaq.
“New CarLotz” means Acamar Partners, immediately upon consummation of the merger.
“New CarLotz bylaws” means the proposed amended and restated bylaws of New CarLotz, which will be effective upon the Closing.
“New CarLotz charter” or “proposed charter” means the proposed second amended and restated certificate of incorporation of New CarLotz, which will be effective upon the Closing.
“New CarLotz common stock” means Acamar Partners Class A common stock as in effect immediately after the Closing.
“New CarLotz preferred stock” means the New CarLotz preferred stock, par value $0.0001 per share, as in effect immediately after the Closing.
“New CarLotz Stockholders Agreement” means the stockholders agreement to be entered into upon consummation of the merger, by and between New CarLotz, TRP, the Sponsor and Michael W. Bor, which will provide for director nomination rights for TRP, the Sponsor and Michael W. Bor.
“Outside Date” means February 26, 2021 or if Acamar Partners stockholders approve an extension of the date required to consummate a “business combination” in accordance with the Acamar Partners existing charter, the earlier of (i) such extension date and (ii) March 31, 2021.
“PIPE Investment” means the sale of 12,500,000 PIPE Shares to the Subscribers, for a purchase price of $10.00 per share and an aggregate purchase price of $125,000,000, in a private placement.
“PIPE Shares” means an aggregate of 12,500,000 shares of Acamar Partners Class A common stock to be issued to Subscribers in the PIPE Investment.
“Private Placement Warrants” means the warrants entitling their holders to purchase shares of Acamar Partners Class A common stock at an exercise price of $11.50 per share, subject to adjustment, initially sold to the Sponsor.
“public shares” means shares of Acamar Partners Class A common stock issued as part of the Acamar Partners units sold in the Acamar Partners IPO.
“public stockholders” means the holders of shares of Acamar Partners Class A common stock.
“public warrants” means the warrants included in the Acamar Partners units sold in the Acamar Partners IPO, each of which is exercisable for one share of Acamar Partners Class A common stock, in accordance with its terms.
“Registration Rights and Lock-up Agreement” means the agreement to be entered into by and between Acamar Partners, certain CarLotz stockholders and the Sponsor, pursuant to the terms of the merger agreement.

“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Sponsor” means Acamar Partners Sponsor I LLC, a Delaware limited liability company.
“Sponsor Letter Agreement” means the letter agreement entered into by and among the Sponsor, Acamar Partners and CarLotz, pursuant to which the Sponsor has agreed to vote shares representing approximately 20% of the aggregate voting power of the Acamar Partners common stock in favor of the merger and certain transfer restrictions relating to the shares of Acamar Partners common stock held by the Sponsor.
“Stockholder Letter Agreement” means the agreement executed and delivered by each of the CarLotz Major Stockholders, pursuant to which such CarLotz Major Stockholder has agreed to execute a written consent in favor of the merger and the Charter Amendment.
“Subscribers” means the purchasers of the PIPE Shares.
“Subscription Agreements” means those subscription agreements entered into by Acamar Partners with respect to the PIPE Investment, pursuant to the merger agreement.
“Supermajority Approval” is as defined in the merger agreement attached hereto as Annex A.
“Transaction Committee” means the CarLotz board of directors’ transaction committee comprised of Messrs. Michael W. Bor, Steven G. Carrel and David R. Mitchell.
“TRP” means TRP Capital Partners.
“Trust Account” means the trust account that holds a portion of the proceeds of the Acamar Partners IPO and the concurrent sale of the public warrants.
“U.S. GAAP” means United States generally accepted accounting principles.
“Warrant Agreement” means the agreement entered into by and between Acamar Partners and the American Stock Transfer & Trust Company, LLC, dated February 21, 2019.
Unless specified otherwise, amounts in this proxy statement/prospectus/consent solicitation statement are presented in United States (“U.S.”) dollars.
Defined terms in the financial statements contained in this proxy statement/prospectus/consent solicitation statement have the meanings ascribed to them in the financial statements.

QUESTIONS AND ANSWERS
The following are answers to certain questions that you may have regarding the merger, the stockholder meeting and the consent solicitation. We urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation statement because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this document.
QUESTIONS AND ANSWERS ABOUT THE MERGER
Q:
WHAT IS THE MERGER?

A:
Acamar Partners, Merger Sub, a wholly-owned subsidiary of Acamar Partners, and CarLotz have entered into the merger agreement, pursuant to which Merger Sub will merge with and into CarLotz with CarLotz surviving the merger as a wholly-owned subsidiary of Acamar Partners.

Acamar Partners will hold the Acamar Partners Special Meeting to, among other things, obtain the approvals required for the merger and the other transactions contemplated by the merger agreement, and you are receiving this proxy statement/prospectus/consent solicitation statement in connection with such meeting.
CarLotz is also providing these consent solicitation materials to holders of common stock and preferred stock of CarLotz to solicit, among other things, the consent required to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, in all respects (the “CarLotz Merger Proposal”), and to amend the Existing CarLotz Charter as set forth in Annex C to this proxy statement/prospectus/consent solicitation statement (the “CarLotz Charter Amendment Proposal”).
For more information on the merger agreement and the merger, see “The Merger Agreement”. In addition, a copy of the merger agreement is attached as Annex A. We urge you to read carefully this proxy statement/prospectus/consent solicitation statement and the merger agreement in their entirety.
Q:
WHY AM I RECEIVING THIS DOCUMENT?

A:
Acamar Partners is sending this proxy statement/prospectus/consent solicitation statement to its stockholders to help them decide how to vote their shares of Acamar Partners common stock with respect to the matters to be considered at the Acamar Partners Special Meeting. CarLotz is also providing these consent solicitation materials to the holders of its common stock and preferred stock in order to solicit their written consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.

The merger cannot be completed unless (i) Acamar Partners’ stockholders approve the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal set forth in this proxy statement/prospectus/consent solicitation statement for their approval and (ii) CarLotz’ stockholders approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. Information about the Acamar Partners Special Meeting, the consent solicitation, the merger and the other business to be considered by stockholders at the Acamar Partners Special Meeting is contained in this proxy statement/prospectus/consent solicitation statement.
This document constitutes a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz. It is a proxy statement because the Acamar Partners board of directors is soliciting from its stockholders proxies using this proxy statement/prospectus/consent solicitation statement. It is a prospectus because Acamar Partners, in connection with the merger, is offering (i) shares of Acamar Partners Class A common stock in exchange for the outstanding shares of CarLotz common stock (including shares issued upon the exercise of the non-service provider options, the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant) and CarLotz preferred stock, and (ii) new restricted stock units and options to acquire shares of Acamar Partners Class A common stock in exchange for the CarLotz options (other than options held by non-service providers). See “The Merger Agreement — Merger Consideration”. This document is a consent solicitation statement because the CarLotz board of directors is soliciting written consent using this proxy statement/prospectus/consent solicitation statement from its stockholders.
Q:
WHAT WILL CARLOTZ STOCKHOLDERS RECEIVE IN THE MERGER?

A:
If the merger is completed, at the effective time of the merger:

•
each share of CarLotz common stock issued and outstanding immediately prior to the effective time of the merger (including such shares issued upon the exercise of the non-service provider options, the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant and excluding treasury shares, which will be cancelled for no consideration, and dissenting shares) will be cancelled and converted into a per share cash consideration, a per share stock consideration and a contingent and non-assignable right to receive additional shares of Acamar Partners Class A common stock, in each case, determined in accordance with the terms and conditions of the merger agreement. Based upon the CarLotz shares and options outstanding as of the date hereof, each share of CarLotz common stock will receive $4.946 in cash, 10.1927 shares of Acamar Partners Class A common stock and a contingent and non-assignable right to an additional 1.1242 shares of Acamar Partners Class A common stock; and

•
each share of CarLotz preferred stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive the same consideration as each share of CarLotz common stock, plus $18.1775 in cash as payment of the per share liquidation preference obligation of CarLotz.

Q:
WHAT EQUITY STAKE WILL CURRENT ACAMAR PARTNERS STOCKHOLDERS AND CURRENT CARLOTZ STOCKHOLDERS HOLD IN NEW CARLOTZ FOLLOWING THE CLOSING OF THE MERGER?

A:
As of the date hereof, 30,557,322 public shares issued in the Acamar Partners IPO are outstanding.

The total number of shares of Acamar Partners Class A common stock to be issued at Closing in connection with the merger is 68,001,335 (which, based on the CarLotz shares and options outstanding as of the date hereof, is comprised of 62,921,154 shares to be issued to CarLotz stockholders and 5,080,181 shares to be reserved as treasury stock to satisfy New CarLotz’ obligations under its 5,532,881 New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00)). In addition, an aggregate of 12,500,000 shares of Acamar Partners Class A common stock will be issued at $10.00 per share in connection with the PIPE Investment upon completion of the merger, for total proceeds of $125 million. Assuming no Acamar Partners public stockholders elect to redeem their shares of Acamar Partners Class A common stock for cash, and excluding the Earnout Shares, the Earnout Acquiror RSUs and any warrants or options to purchase New CarLotz common stock that will be outstanding following the merger, current CarLotz equityholders will own approximately 55.4% of the outstanding New CarLotz common stock, the Subscribers will own approximately 11.0% of the outstanding New CarLotz common stock, the Sponsor and Acamar Partners’ officers, directors and affiliates will own approximately 6.7% of the New CarLotz common stock (including shares subject to forfeiture and excluding shares committed to be purchased by such persons in the PIPE Investment) and current Acamar Partners stockholders (excluding the Sponsor) will own approximately 26.9% of the outstanding New CarLotz common stock (in each case, not giving effect to any shares issuable to them upon exercise of warrants).
In connection with the PIPE Investment, 12,500,000 shares of Acamar Partners Class A common stock will be issued to the Subscribers at $10.00 per share for total proceeds of $125 million, meaning no less than $50 million must remain in the Trust Account following any redemptions by Acamar Partners public stockholders in order to meet the Minimum Cash Condition (assuming no cash will remain outside of the Trust Account). As of September 30, 2020, Acamar Partners had $429,605 cash outside of the Trust Account. Based on cash on deposit in the Trust Account as of September 30, 2020 and the $125 million to be raised in the PIPE Investment, a maximum of 25,642,936 public shares could be redeemed without impacting the Minimum Cash Condition or the parties’ obligations to consummate the merger.

x

If 25,642,936 shares of Acamar Partners Class A common stock are redeemed for cash, which assumes the maximum redemption of Acamar Partners Class A common stock to ensure a minimum consolidated cash balance of $175,000,000, after giving effect to the PIPE Investment and the payments to redeeming Acamar Partners stockholders, but without giving effect to the other transactions contemplated in the merger agreement, CarLotz stockholders and optionholders will own approximately 71.5% of the outstanding New CarLotz common stock, the Subscribers will own approximately 14.2% of the outstanding New CarLotz common stock, the Sponsor and Acamar Partners’ officers, directors and affiliates will own approximately 8.7% of the New CarLotz common stock (including shares subject to forfeiture and excluding shares committed to be purchased by such persons in the PIPE Investment) and current Acamar Partners stockholders (excluding the Sponsor) will own approximately 5.6% of the outstanding New CarLotz common stock (in each case, not giving effect to any shares issuable to them upon exercise of warrants).
Q:
WHEN WILL THE MERGER BE COMPLETED?

A:
The parties currently expect that the merger will be completed in early first quarter 2021. However, neither Acamar Partners nor CarLotz can assure you of when or if the merger will be completed and it is possible that factors outside of the control of both companies could result in the merger being completed at a different time or not at all. Acamar Partners must first obtain the approval of Acamar Partners stockholders for each of the proposals set forth in this proxy statement/prospectus/consent solicitation statement for their approval (other than the Adjournment Proposal), CarLotz must first obtain the written consent of CarLotz stockholders for the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal, and satisfy other closing conditions. See “The Merger Agreement — Conditions to the Merger”.

Q:
WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:
If the merger is not completed, CarLotz stockholders will not receive any consideration for their shares of CarLotz common stock or CarLotz preferred stock. Instead, CarLotz will remain a privately-held independent company.

In addition, if the merger is not completed, the ongoing business of CarLotz may be adversely impacted and may be subject to ongoing risks, including those related to:
•
negative reactions from the financial markets;

•
negative reactions from its customers, corporate vehicle sourcing partners, retail sellers and employees;

•
substantial expenses that will be required to be paid in connection with certain costs relating to the merger, whether or not the merger is completed; and

•
the restrictions the merger agreement places on the conduct of CarLotz’ businesses prior to the completion of the merger, as CarLotz may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

Additionally, the merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to CarLotz that might result in greater value to CarLotz stockholders than the merger with Acamar Partners. These provisions include a general prohibition on CarLotz from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the CarLotz board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions.
If the merger is not completed and CarLotz seeks another merger or business combination, CarLotz stockholders cannot be certain that CarLotz will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Acamar Partners has agreed to provide in the merger or that such other merger or business combination will be completed. See “The Merger — Recommendation of the CarLotz Board of Directors and Reasons for the Merger and Charter Amendment”, “The Merger Agreement — Termination” and “Risk Factors”.

Q:
WHAT ARE THE CONDITIONS TO COMPLETION OF THE MERGER?

A:
There are a number of closing conditions in the merger agreement, including, but not limited to, that Acamar Partners and CarLotz stockholders have approved the merger and adopted the merger agreement and that CarLotz stockholders have approved the Charter Amendment, including, the Supermajority Approvals discussed below. For a summary of the conditions that must be satisfied or waived prior to Closing of the merger, see “The Merger Agreement — Conditions to the Closing of the Merger”.

QUESTIONS AND ANSWERS ABOUT ACAMAR PARTNERS’ SPECIAL STOCKHOLDER MEETING
Q:
WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
Acamar Partners stockholders are being asked to vote on the following proposals:

•
the Business Combination Proposal (Proposal No. 1);

•
the Charter Proposals (Proposal No. 2 to Proposal No. 9);

•
the Nasdaq Proposal (Proposal No. 10);

•
the Incentive Plan Proposal (Proposal No. 11);

•
the Director Election Proposal (Proposal No. 12); and

•
the Adjournment Proposal (Proposal No. 13).

The Business Combination Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, Proposal 4, Proposal 5, Proposal 6, Proposal 7, Proposal 8, Proposal 9, the Incentive Plan Proposal and the Director Election Proposal is conditioned on the approval of the Business Combination Proposal, Proposal 2 and the Nasdaq Proposal, (iii) the Director Election Proposal is conditioned on the approval of Proposal 3, and (iv) the Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal and Proposal 2. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus/consent solicitation statement.
It is important for you to note that if either the Business Combination Proposal or the Nasdaq Proposal is not approved by Acamar Partners stockholders, or if any other proposal is not approved by Acamar Partners stockholders and Acamar Partners or CarLotz does not waive the applicable closing condition under the merger agreement, then the merger will not be consummated. If Acamar Partners does not consummate the merger and fails to complete an initial business combination by the Outside Date, Acamar Partners will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to the public stockholders.
Q:
WHY IS ACAMAR PARTNERS PROPOSING THE MERGER?

A:
Acamar Partners was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (collectively, a “business combination”).

In February 2019, Acamar Partners completed its initial public offering, generating gross proceeds of $300,000,000. In April 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Acamar Partners units, Acamar Partners raised an additional $5,573,220, bringing the total Acamar Partners IPO proceeds to $305,573,220. Since the Acamar Partners IPO, Acamar Partners’ activity has been limited to the evaluation of business combination candidates.
CarLotz is a leading consignment-to-retail used vehicle marketplace in the U.S. that provides corporate and consumer sellers of used vehicles the ability to access the previously unavailable retail sales channel while simultaneously providing buyers with prices that are, on average, below those of traditional dealerships.

The CarLotz board of directors believes that the proposed merger represents the best potential transaction for CarLotz to create greater value for CarLotz stockholders, while also providing greater liquidity by owning stock in a public company.
Based on its due diligence investigations of CarLotz and the industry in which it operates, including the financial and other information provided by CarLotz in the course of their negotiations in connection with the merger agreement, Acamar Partners believes that CarLotz’ unique and differentiated value proposition to both buyers and sellers of used vehicles, together with its asset-light business model, which limits the inventory risk and financial burden on the company, and the several growth opportunities over the next few years, offer a very attractive way to participate in the disruption of the very large ($841 billion) and fragmented U.S. used vehicle market, which has less than 1% e-commerce penetration currently. As a result, Acamar Partners believes that a merger with CarLotz will provide Acamar Partners stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “The Merger — Recommendation of the Acamar Partners Board of Directors and Reasons for the Merger”.
Q:
DID THE ACAMAR PARTNERS BOARD OF DIRECTORS OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:
The Acamar Partners board of directors did not obtain a third party valuation or fairness opinion in connection with their determination to approve the merger. Acamar Partners’ officers have over 20 years of experience evaluating the financial merits of and investing in companies from a wide range of industries, as well as identifying, valuing and executing potential merger and acquisition opportunities. Acamar Partners’ directors have decades of experience evaluating business opportunities and operating businesses in a wide range of verticals within the consumer sector. Acamar Partners’ officers and directors determined that the team had sufficient experience and was capable of making the necessary analyses and determinations to evaluate the proposed business combination with CarLotz. In assessing the valuation offered for CarLotz, Acamar Partners’ officers and directors took into consideration the capital markets and valuation views shared by their financial advisor (including relative valuations and other performance metrics of a number of public peers), as well as the various growth areas in which the team could support CarLotz. In view of, among others, the due diligence and financial analysis done by the Acamar Partners team, CarLotz’ business plan, CarLotz’ superior expected revenue and gross profit growth and financial return metrics (including medium-term run rate gross profit margin, EBITDA margin and net contribution per unit) compared to peers in the industry, Acamar Partners’ discounted cash flow valuation analysis (based on internal assumptions and customary practices), and the relative discount to publicly listed peers such as Carvana and Vroom in terms of enterprise value to the 2022 expected revenue and gross profit, Acamar Partners’ directors assessed that the valuation offered for CarLotz was fair. Accordingly, investors will be relying solely on the judgment of the Acamar Partners board of directors and management team in valuing CarLotz’ business in the context of that collective experience.

Q:
DO I HAVE REDEMPTION RIGHTS?

A:
If you are a holder of public shares, you have the right to demand that Acamar Partners redeem such shares for a pro rata portion of the cash held in the Trust Account, regardless of whether you vote for or against the Business Combination Proposal (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 10% of the public shares. Accordingly, all public shares in excess of 10% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.
Under the existing charter of Acamar Partners, the merger may be consummated only if Acamar Partners has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their shares for cash. Additionally, Acamar Partners and CarLotz will not be required to consummate the merger if the Minimum Cash Condition is not satisfied.

Q:
HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:
If you are a holder of public shares and wish to exercise your redemption rights, you must (i) demand that Acamar Partners redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your shares to Acamar Partners’ transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Acamar Partners Special Meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $310.9 million, or $10.174 per share, as of December 21, 2020, the Acamar Partners record date). Such amount, including interest (net of taxes payable) will be paid promptly upon consummation of the merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to any such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Acamar Partners Special Meeting. If you deliver your shares for redemption to Acamar Partners’ transfer agent and later decide prior to the Acamar Partners Special Meeting not to elect redemption, you may request that Acamar Partners’ transfer agent return the shares (physically or electronically).
Any corrected or changed proxy card or written demand of redemption rights must be received by Acamar Partners’ transfer agent prior to the vote taken on the Business Combination Proposal at the Acamar Partners Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the Acamar Partners Special Meeting.
If demand is properly made by a holder of public shares as described above, then, if the merger is consummated, Acamar Partners will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.
For a discussion of the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of a Redemption of Acamar Partners public shares”.
Q:
WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT IN CONNECTION WITH THE MERGER?

A:
The net proceeds of the Acamar Partners IPO, together with funds raised from the private sale of warrants and the underwriters’ election to partially exercise their option to purchase additional Acamar Partners units, was placed in the Trust Account immediately following the Acamar Partners IPO. The funds in the Trust Account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the merger (including aggregate fees of $10,695,063 as deferred underwriting commissions related to the Acamar Partners IPO), to pay the Liquidation Preference Amount of $36,986,654.80 and the Cash Merger Consideration of $33,000,000, and for New CarLotz’ working capital and general corporate purposes.

Q:
WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A:
Acamar Partners’ public stockholders may vote in favor of the Business Combination Proposal and still exercise their redemption rights. Accordingly, the merger may be consummated even though the funds available from the Trust Account and the number of public stockholders may be substantially reduced as a result of redemptions by public stockholders. However, Acamar Partners may not be required to consummate the merger if the Minimum Cash Condition is not met. Also, with fewer public shares and public stockholders, the trading market for New CarLotz common stock may be less liquid than the market for Acamar Partners Class A common stock prior to the merger and New CarLotz may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into CarLotz’ business will be reduced.
Q:
WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:
If Acamar Partners does not complete the merger with CarLotz for any reason, Acamar Partners would search for another target business with which to complete a business combination. If Acamar Partners does not complete the merger with CarLotz or another target business by the Outside Date, Acamar Partners must redeem 100% of the outstanding public shares, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding public shares. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Acamar Partners’ outstanding warrants. Accordingly, such warrants will expire worthless.

Q:
HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:
The Sponsor is the owner of record and is entitled to vote an aggregate of 20% of the outstanding shares of Acamar Partners common stock. The Sponsor has agreed to vote any Founder Shares and any public shares held by it as of the record date in favor of the proposals. See “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement”.

Q:
WHAT CONSTITUTES A QUORUM AT THE ACAMAR PARTNERS SPECIAL MEETING?

A:
A majority of the voting power of the issued and outstanding Acamar Partners common stock entitled to vote at the Acamar Partners Special Meeting must be represented at the meeting by virtual attendance or by proxy to constitute a quorum and in order to conduct business at the Acamar Partners Special Meeting. If an Acamar Partners stockholder fails to vote his, her or its shares online during the Acamar Partners Special Meeting or by proxy, or if a broker fails to vote online during the Acamar Partners Special Meeting or by proxy shares held by it in nominee name, such shares will not be counted for the purposes of establishing a quorum. If an Acamar Partners stockholder who holds his, her or its shares in “street name” through a broker or other nominee fails to give voting instructions to such broker or other nominee (a “broker non-vote”) on all of the proposals set forth in this proxy statement/prospectus/consent solicitation statement, such shares will not be counted in establishing if a quorum exists. An abstention from voting, shares represented at the Acamar Partners Special Meeting by virtual attendance or by proxy but not voted on one or more proposals, or a broker non-vote, so long as the stockholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus/consent solicitation statement, will each count as present for the purposes of establishing a quorum. The holder of the Founder Shares, who currently owns approximately 20% of the issued and outstanding shares of Acamar Partners common stock, has committed its shares to be present at the Acamar Partners Special Meeting and will count towards this quorum. In the absence of a quorum, the chairman of the Acamar Partners Special Meeting has power to adjourn the Acamar Partners Special Meeting. As of the record date for the Acamar Partners Special Meeting, the presence by virtual attendance or by proxy of 19,098,327 shares of Acamar Partners common stock (11,458,997, representing 37.5% of the public shares, in addition to the Founder Shares) would be required to achieve a quorum.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE ACAMAR PARTNERS SPECIAL MEETING?

A:
The Business Combination Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class, or 19,098,327 shares of Acamar Partners common stock (11,458,997, equivalent to 37.5% of the public shares, in addition to the Founder Shares), is required to approve the Business Combination Proposal. Acamar Partners stockholders must approve the Business Combination Proposal in order for the merger to occur. If

Acamar Partners stockholders fail to approve the Business Combination Proposal, the merger will not occur. As further discussed in the section entitled “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement”, the Sponsor has entered into an agreement with Acamar Partners (the “Sponsor Letter Agreement”) pursuant to which the Sponsor has agreed to vote shares representing approximately 20% of the aggregate voting power of the Acamar Partners common stock in favor of the Business Combination Proposal.
The Charter Proposals: The approval of each Charter Proposal requires the affirmative vote of (x) the holders of a majority of the outstanding Founder Shares, voting separately as a single class, and (y) the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class.
The Nasdaq Proposal: The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.
The Incentive Plan Proposal: The approval of the Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.
The Director Election Proposal: In order to be elected as a director as described in the Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Acamar Partners Special Meeting, which means that the nominees with the most votes are elected.
The Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.
Q:
DO ANY OF ACAMAR PARTNERS’ DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF ACAMAR PARTNERS STOCKHOLDERS?

A:
Acamar Partners’ executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of Acamar Partners stockholders generally. The Acamar Partners board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement and the transactions contemplated thereby be approved by Acamar Partners stockholders. See “The Merger — Interests of Acamar Partners’ Directors and Officers in the Merger”.

Q:
WHAT DO I NEED TO DO NOW?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus/consent solicitation statement, please submit your proxies as soon as possible so that your shares will be represented at the Acamar Partners Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:
HOW DO I VOTE?

A:
If you are a stockholder of record of Acamar Partners as of December 21, 2020 (the “Acamar Partners record date”), you may submit your proxy before the Acamar Partners Special Meeting in any of the following ways:

•
use the toll-free number shown on your proxy card;

•
visit the website shown on your proxy card to vote via the Internet; or

•
complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of Acamar Partners as of the Acamar Partners record date, you may also vote online during the Acamar Partners Special Meeting or any adjournment thereof by accessing https://web.lumiagm.com/236646411.
If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares.

“Street name” stockholders who wish to participate in the virtual Acamar Partners Special Meeting will need to obtain a proxy form from their broker, bank or other nominee and email a copy (a legible photograph is sufficient) of your legal proxy to help@astfinancial.com.
Q:
HOW DO I REGISTER TO PARTICIPATE IN THE ACAMAR PARTNERS SPECIAL MEETING?

A:
To register for the virtual Acamar Partners Special Meeting, please follow these instructions as applicable to the nature of your ownership of Acamar Partners common stock.

If your shares are registered in your name with Acamar Partners’ transfer agent and you wish to participate in the online-only virtual Acamar Partners Special Meeting, go to https://web.lumiagm.com/236646411, enter the control number you received on your proxy card and click on “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the meeting, you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.
Beneficial stockholders who wish to participate in the online-only virtual Acamar Partners Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to help@astfinancial.com. Beneficial stockholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Acamar Partners’ transfer agent, a beneficial holder will receive an email prior to the Acamar Partners Special Meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Acamar Partners’ transfer agent at least five business days prior to the Acamar Partners Special Meeting date.
Q:
HOW DO I ACCESS THE VIRTUAL ACAMAR PARTNERS SPECIAL MEETING WEBSITE?

A:
You will need your control number for access. If you do not have your control number, contact American Stock Transfer & Trust Company at the phone number or email address below. Beneficial owners who hold shares through a bank, broker or other intermediary will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact American Stock Transfer & Trust Company to have a control number generated. American Stock Transfer & Trust Company’s contact information is as follows: (800) 937-5449 or email help@astfinancial.com.

Q:
IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Acamar Partners or by voting in person at the Acamar Partners Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you wish to participate in the virtual Acamar Partners Special Meeting and vote online during the Acamar Partners Special Meeting, but are not a stockholder of record because you hold your shares in “street name”, obtain a legal proxy from your broker, bank or other nominee and email a copy (a legible photograph is sufficient) of your legal proxy to acam.info@investor.morrowsodali.com.

Your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe all of the proposals presented to the stockholders at the Acamar Partners Special Meeting will be considered non-discretionary and, therefore, your broker, bank or other nominee cannot vote your shares without your instruction on any of the proposals presented at the Acamar Partners Special Meeting.
If you are an Acamar Partners stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment

Proposal. Such broker non-votes will be the equivalent of a vote “AGAINST” the Business Combination Proposal and each of the Charter Proposals but will have no effect on the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal. Your broker, bank or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide.
Q:
WHAT IF I ATTEND THE ACAMAR PARTNERS SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:
For purposes of the Acamar Partners Special Meeting, an abstention occurs when a stockholder’s shares are represented at the special meeting by virtual attendance but not voted on one or more proposals or a proxy is returned with an “abstain” vote.

If you are an Acamar Partners stockholder and your shares are represented at the Acamar Partners Special Meeting by virtual attendance and you fail to vote on the Business Combination Proposal or any of the Charter Proposals, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such proposals.
If you are an Acamar Partners stockholder and your shares are represented at the Acamar Partners Special Meeting by virtual attendance and you fail to vote on the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.
Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the Acamar Partners stock represented by your proxy will be voted as recommended by the Acamar Partners board of directors with respect to that proposal.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:
Yes. You may change your vote at any time before your proxy is voted at the Acamar Partners Special Meeting. You may do this in one of three ways:

•
filing a notice with the corporate secretary of Acamar Partners;

•
mailing a new, subsequently dated proxy card; or

•
by participating in the virtual Acamar Partners Special Meeting and voting online during the virtual Acamar Partners Special Meeting.

If you are a stockholder of record of Acamar Partners and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Acamar Partners, 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131 and it must be received at any time before the vote is taken at the Acamar Partners Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m, Eastern Time, on January 19, 2021, or by participating in the virtual Acamar Partners Special Meeting and voting online during the Acamar Partners Special Meeting. Simply participating in the virtual Acamar Partners Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Acamar Partners common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.
Q:
WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE ACAMAR PARTNERS SPECIAL MEETING?

A:
If you fail to take any action with respect to the Acamar Partners Special Meeting and the merger is approved by stockholders and consummated, you will continue to be a stockholder of Acamar Partners.

As a corollary, failure to exercise your redemption right ahead of the Acamar Partners Special Meeting means you will not have any redemption rights in connection with the merger to exchange your public shares for a pro rata share of the funds held in the Trust Account. If you fail to take any action with respect to the Acamar Partners Special Meeting and the merger is not approved, you will continue to be a stockholder of Acamar Partners while Acamar Partners searches for another target business with which to complete a business combination.
Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:
If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus/consent solicitation statement or the enclosed proxy card, you should contact Morrow Sodali LLC, the proxy solicitation agent for Acamar Partners, toll-free at (800) 662-5200; banks and brokers may reach Morrow Sodali LLC at (203) 658-9400; or email at acam.info@investor.morrowsodali.com.

QUESTIONS AND ANSWERS ABOUT CARLOTZ’ CONSENT SOLICITATION
Q:
WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR CARLOTZ?

A:
The CarLotz board of directors has set November 30, 2020 as the record date (the “CarLotz record date”) for determining CarLotz stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date will be entitled to give a consent using the form of written consent to be furnished to them.

Q:
WHAT APPROVAL IS REQUIRED BY CARLOTZ STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A:
The merger cannot be completed unless CarLotz stockholders adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. Pursuant to the DGCL, the Existing CarLotz Charter and the shareholders agreement among CarLotz and its stockholders (as amended, the “CarLotz Shareholders’ Agreement”), the adoption of the merger agreement and the approval of the merger requires the approval of (i) the holders of a majority of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock (on an as-converted-to-CarLotz-common stock basis) as of the CarLotz record date, voting as a single class, and (ii) the holders of a majority of the issued and outstanding shares of CarLotz preferred stock, as of the CarLotz record date, voting as a separate class (together, the “General Merger Approval”). In addition, under the merger agreement, it is a condition to the parties’ obligations to consummate the merger that holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders as of the CarLotz record date deliver their written consent to adopt the merger agreement and approve the merger (the “Supermajority Approval” and, together with the General Merger Vote, the “Required Merger Approval”).

Q:
WHAT APPROVAL IS REQUIRED BY CARLOTZ STOCKHOLDERS TO AMEND THE EXISTING CARLOTZ CHARTER?

A:
The proposed amendment to the Existing CarLotz Charter attached as Annex C (the “Charter Amendment”) cannot be adopted unless CarLotz stockholders approve the Charter Amendment.

Pursuant to the DGCL, the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement, the approval of the Charter Amendment requires approval by written consent of the holders of a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock (on an as-converted-to-CarLotz-common stock basis), as of the CarLotz record date, voting as a single class (the “General Amendment Approval”). In addition, under the merger agreement, it is a condition to the parties’ obligations to consummate the merger that the Charter Amendment be approved by the Supermajority Approval (together with the General Amendment Approval, the “Required Amendment Approval”).
Your delivery of the written consent is important. The merger cannot be completed unless the merger agreement is adopted and the merger is approved by the Required Merger Approval and the Charter Amendment is approved by the Required Amendment Approval, in each case, including the Supermajority Approval. If you fail to deliver the written consent with respect to a proposal, the effect will be the same as a vote “AGAINST” all proposals.
Q:
WHY ARE CARLOTZ STOCKHOLDERS BEING ASKED TO APPROVE THE CHARTER AMENDMENT?

A:
The Charter Amendment will eliminate an inconsistency between the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement regarding the amount to be received by holders of CarLotz preferred stock in the merger, in particular, whether or not holders of CarLotz preferred stock are entitled to their liquidation preference.

Pursuant to the CarLotz Shareholders’ Agreement, upon the consummation of the merger, which constitutes an “Approved Sale” thereunder, the merger consideration would be allocated to CarLotz stockholders as if CarLotz’ assets had been sold and the consideration therefor distributed in accordance with the Existing CarLotz Charter. Therefore, holders of CarLotz preferred stock would be entitled to their liquidation preference in the merger under the CarLotz Shareholders’ Agreement because the merger consideration would be paid to CarLotz stockholders as if a Deemed Liquidation Event (a sale of CarLotz’ assets) had occurred.
On the other hand, however, as the Existing CarLotz Charter is currently drafted, the merger would not constitute a “Deemed Liquidation Event”, because current CarLotz stockholders will continue to hold, in the aggregate, a majority of the voting power of New CarLotz following the Closing, and therefore, holders of CarLotz preferred stock would not be entitled to their liquidation preference in the merger.
The Charter Amendment seeks to eliminate such inconsistency by harmonizing the definition of “Deemed Liquidation Event” under the Existing CarLotz Charter and the definition of “Sale of Company” under the CarLotz Shareholders’ Agreement, and thereby clarifying that the merger constitutes a “Deemed Liquidation Event”. As a result, under both the CarLotz Shareholders’ Agreement and the Existing CarLotz Charter, as amended, TRP, as the sole holder of the outstanding shares of CarLotz preferred stock, would be entitled to receive, prior to any distribution to holders of CarLotz common stock, its liquidation preference, which is equal to 1.5 times the sum of its original investment amount plus the accrued but unpaid dividends thereon ($36,986,654.80 through December 15, 2020). Thereafter, the remaining proceeds will be distributed among the holders of shares of CarLotz preferred stock (on an as-converted-to-common stock basis) and CarLotz common stock on a pro rata basis.
Q:
HOW DOES THE CARLOTZ SHAREHOLDERS’ AGREEMENT IMPACT THE REQUIRED MERGER APPROVAL AND REQUIRED AMENDMENT APPROVAL?

A:
All CarLotz stockholders, including Michael W. Bor, Aaron S. Montgomery, William S. Boland (collectively, the “CarLotz founders”), TRP, KAR and all of the CarLotz Minority Stockholders, are parties to the CarLotz Shareholders’ Agreement. Under the CarLotz Shareholders’ Agreement:

•
CarLotz may not effect a change of control or a sale of the company without the approval of a majority of the directors appointed by TRP and a majority of the directors appointed by the CarLotz founders. On October 18, 2020, at a duly convened meeting, the CarLotz board of directors

(including all of the directors appointed by TRP and the CarLotz founders) unanimously approved the merger agreement and the merger. The directors appointed by TRP were recused from the approval of the Charter Amendment.
•
CarLotz may not effect a change of control or a sale of the company without the approval of the holders of a majority of the issued and outstanding shares of CarLotz preferred stock, voting as a separate class. TRP currently holds 100% of the issued and outstanding shares of CarLotz preferred stock. As a result, the merger must be approved by TRP. In connection with the execution of the merger agreement, after consideration of all the terms and conditions of the merger agreement, including the Charter Amendment, TRP entered into a Stockholder Letter Agreement (as defined below) with Acamar Partners, pursuant to which it has agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz preferred stock that are owned by it adopting the merger agreement and approving the merger.

•
The merger has been approved by the CarLotz board of directors in compliance with the requirements of the CarLotz Shareholders’ Agreement, and as such constitutes an “approved sale” thereunder.

•
In connection with an approved sale, each stockholder party to the CarLotz Shareholders’ Agreement has agreed, among other things, to (i) consent to the sale, (ii) waive any dissenters’ or appraisal rights and all other rights with respect to the sale under the DGCL, (iii) provide such documents as may be reasonably requested by the CarLotz board of directors in connection with the sale and (iv) take all necessary and desirable actions in connection with the consummation of the sale. Notwithstanding this provision, the CarLotz board of directors has, prior to any letter of intent or proposal being considered by the CarLotz board of directors and the transaction committee formed by the CarLotz board of directors, resolved to subject the transaction to approval by holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by CarLotz stockholders other than TRP, KAR and the CarLotz founders (together with their family trusts). Once the Supermajority Approval of the merger and the Charter Amendment has been obtained, the CarLotz board of directors expects all CarLotz stockholders that are parties to the CarLotz Shareholders’ Agreement and who have not executed and delivered a written consent to the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal to deliver their written consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal in accordance with their agreement in the CarLotz Shareholders’ Agreement.

Q:
DID THE CARLOTZ BOARD OF DIRECTORS OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:
The CarLotz board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. TRP (and its director designees) has substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that its experience and backgrounds, together with the experience and sector expertise of CarLotz’ financial advisors (Deutsche Bank, Barclays and William Blair), enabled TRP and CarLotz to make the necessary analyses and determinations regarding the merger. In addition, TRP (and its director designees) and CarLotz’ advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of TRP and the CarLotz board of directors and management team (after consultation with advisors) in valuing the merger in the context of that collective experience.

In their evaluation of the merger and the other proposals received by the CarLotz board of directors, and their determination to approve the merger, the CarLotz board of directors was aware of (and Deutsche Bank disclosed to the CarLotz board of directors) Deutsche Bank’s engagement as an underwriter of the Acamar Partners IPO, which will entitle it to a portion of the deferred underwriting fees at the closing of a business combination of Acamar Partners with CarLotz.

Q:
DO ANY OF CARLOTZ’ DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF CARLOTZ STOCKHOLDERS?

A:
CarLotz’ executive officers and certain non-employee directors (including directors affiliated with TRP) may have interests in the merger that may be different from, or in addition to, the interests of CarLotz stockholders generally. These interests may cause the directors and executive officers of CarLotz to view the merger and the Charter Amendment differently than CarLotz stockholders generally may view them. The CarLotz board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement, the merger and the Charter Amendment and in recommending that the merger agreement, the merger and the Charter Amendment be approved by CarLotz stockholders (including by the Supermajority Approval). For more information on the interests of CarLotz’ directors and executive officers in the merger, see “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.

Q:
I AM AN EMPLOYEE OF CARLOTZ WHO HOLDS EQUITY AWARDS OF CARLOTZ. HOW WILL MY EQUITY AWARDS BE TREATED IN THE MERGER?

A:
As described in more detail in “The Merger Agreement — Treatment of CarLotz Securities”, at the effective time of the merger:

•
Each CarLotz option that is outstanding immediately prior to the effective time of the merger (other than a non-service provider option), whether vested or unvested, will be cancelled and automatically converted into:

(i)
the right to receive an amount in cash equal to the Closing Per Option Cash Consideration (as defined in the merger agreement) in respect of such CarLotz option;

(ii)
a number of options (the “Base Acquiror Options”) determined in accordance with the terms and conditions of the merger agreement, each exercisable for one share of Acamar Partners Class A common stock and with an exercise price determined in accordance with the terms and conditions of the merger agreement, and otherwise on the same terms and conditions as were applicable to such CarLotz option; and

(iii)
a number of restricted stock units (the “Earnout Acquiror RSUs”) determined in accordance with the terms and conditions of the merger agreement that will be subject to certain earnout conditions described herein and each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock.

The more detailed calculation of the number of Base Acquiror Options and Earnout Acquiror RSUs and the applicable exercise price of the Base Acquiror Options is set forth in the Calculation Spreadsheet. By way of example, for a CarLotz option to purchase one share of CarLotz common stock with an exercise price of $6.82, it is currently estimated that the Closing Per Option Cash Consideration would be $4.631, the holder of such option would receive 10.1927 Base Acquiror Options, each with an exercise price of $0.638 and exercisable for one share of Acamar Partners Class A common stock, and 1.0524 Earnout Acquiror RSUs, each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock.
•
The Base Acquiror Options will be fully vested, except for those options denoted in the Calculation Spreadsheet as “Time-Vesting”, which will vest in four equal annual installments starting on the first anniversary of the Closing Date, subject to the holder’s continued employment through each applicable anniversary. Vesting of any option subject to time-vesting will accelerate in full upon a “change in control” (as defined in the 2017 Plan).

•
The Earnout Acquiror RSUs will be subject to the earnout vesting conditions. One-half of the Earnout Acquiror RSUs will vest, if at any time prior to the first business day following the end of the 60 months following the consummation of the merger (the “Forfeiture Date”), the reported closing trading price of New CarLotz common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during such 60-month period and the other half of the Earnout Acquiror RSUs will vest if, at any time prior to the Forfeiture Date, the reported closing trading price of New CarLotz common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during such 60-month period. All of the Earnout Acquiror RSUs will vest if there is a change of control of New CarLotz that will result in the holders of the New CarLotz common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) (an “Acceleration Event”) prior to the Forfeiture Date. All of the Earnout Acquiror RSUs that remain outstanding and unvested on the Forfeiture Date will be forfeited on the Forfeiture Date.
•
Each non-service provider option will be canceled and automatically converted into the applicable number of shares of CarLotz common stock on a net share settled basis.

Q:
HOW CAN I RETURN MY WRITTEN CONSENT?

A:
If you hold shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to CarLotz. Once you have completed, dated and signed your written consent, deliver it to CarLotz by faxing your written consent to CarLotz, Attention: Secretary, at (804) 510-0319, by emailing a .pdf copy of your written consent to bpolak@carlotz.com or by mailing your written consent to CarLotz at 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.

CarLotz does not intend to hold a stockholders’ meeting to consider the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, and, unless CarLotz decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person by attending a stockholders’ meeting.
Q:
WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:
The CarLotz board of directors has set 12:00 noon Eastern Time, on January 7, 2021 as the targeted final date for the receipt of written consents (the “target date”). CarLotz reserves the right to extend the final date for the receipt of written consents beyond January 7, 2021. Any such extension may be made without notice to CarLotz stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude.

In connection with the execution of the merger agreement, on October 21, 2020, each of the CarLotz Major Stockholders executed and delivered a stockholder letter agreement (the “Stockholder Letter Agreement”). Pursuant to the Stockholder Letter Agreements, the CarLotz Major Stockholders have agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock, as applicable, that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment. As of the CarLotz record date, the CarLotz Major Stockholders collectively held 100% of the issued and outstanding shares of CarLotz preferred stock and approximately 67.7% of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock, taken together. Each of the CarLotz Major Stockholders is expected to deliver the written consent pursuant to the Stockholder Letter Agreements by the target date. For more information on the Stockholder Letter Agreement, see the section entitled “CarLotz’ Solicitation of Written Consents — Stockholder Letter Agreement”.
The CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal will not be adopted unless holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.

Under the merger agreement, CarLotz has agreed to use its reasonable best efforts to obtain the Required Merger Approval and the Required Amendment Approval by the date that is 10 business days after this proxy statement/prospectus/consent solicitation statement is approved by the SEC and declared effective. Your prompt return of the written consent is important.
Q:
WHAT OPTIONS DO I HAVE WITH RESPECT TO THE CARLOTZ MERGER PROPOSAL OR THE CARLOTZ CHARTER AMENDMENT PROPOSAL?

A:
With respect to the outstanding shares of CarLotz common stock or CarLotz preferred stock that you hold, you may execute a written consent to approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal (which is equivalent to a vote for the proposals). If you fail to execute and return your written consent, or otherwise withhold your written consent for either the CarLotz Merger Proposal or the CarLotz Amendment Proposal, it has the same effect as voting against the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, as the case may be. Please note that the merger cannot be completed unless the CarLotz Merger Proposal is approved by the Required Merger Approval and the CarLotz Charter Amendment Proposal is approved by the Required Amendment Approval, in each case, including the Supermajority Approval.

Q:
CAN I DISSENT AND REQUIRE APPRAISAL OF MY SHARES?

A:
Holders of shares of CarLotz stock who (i) do not consent to the adoption of the merger agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to CarLotz within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value”. The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the merger agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights” herein and Section 262 of the DGCL attached as Annex D.

The merger has been approved by the CarLotz board of directors in compliance with the CarLotz Shareholders’ Agreement, and constitutes an “Approved Sale” under the CarLotz Shareholders’ Agreement. Pursuant to the CarLotz Shareholders’ Agreement, CarLotz stockholders parties thereto have agreed to, among other things, waive any dissenters’ or appraisal rights and all other rights with respect to any “Approved Sale” under the DGCL. Therefore, if you are a CarLotz stockholder who is a party to the CarLotz Shareholders’ Agreement, you may not be entitled to exercise the appraisal rights under Section 262 of the DGCL with respect to the merger.
Q:
WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CARLOTZ STOCKHOLDERS?

A:
CarLotz and Acamar Partners intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. If the merger so qualifies, a U.S. Holder that exchanges its CarLotz stock (including both its common stock and its preferred stock) for a combination of Acamar Partners Class A common stock and cash (including cash received in lieu of fractional shares, if any) in the merger will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (including cash received in lieu of fractional shares, if any) received by such holder in exchange for its CarLotz stock in the merger; and (ii) the excess, if any, of (a) the sum of the amount of cash (including cash received in lieu of fractional shares, if any) plus the fair market value of the Acamar Partners Class A common stock at the effective time of the merger received by such holder in exchange for its CarLotz stock in the merger, over (b) such holder’s tax basis in its CarLotz stock exchanged.

The obligations of Acamar Partners and CarLotz to complete the merger are not conditioned on the receipt of opinions from Simpson Thacher & Bartlett LLP (“STB”), counsel to Acamar Partners, or Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to CarLotz, to the effect that the merger will qualify as a reorganization for U.S. federal income tax purposes. If the merger does not qualify as a reorganization, it will be treated as a taxable stock sale.
For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences to Holders of CarLotz Stock”.
The consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.
Q:
SHOULD CARLOTZ STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:
No. CarLotz stockholders SHOULD NOT send in any stock certificates now. If the merger agreement is adopted and the merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to CarLotz stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE CONSENT SOLICITATION?

A:
If you have any questions about the merger or the Charter Amendment or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/prospectus/consent solicitation statement or a replacement written consent or letter of transmittal, you should contact bpolak@carlotz.com.

SUMMARY
This summary highlights selected information included in this proxy statement/prospectus/consent solicitation statement and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents referred to herein before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.
Parties to the Merger
Acamar Partners (page 192)
Acamar Partners is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Acamar Partners’ Class A common stock, units and warrants are currently listed on Nasdaq under the symbols “ACAM”, “ACAMU” and “ACAMW”, respectively. Following the merger, Acamar Partners will change its name to CarLotz, Inc. and apply for continued listing on Nasdaq under the symbols “LOTZ” and “LOTZW” (no units will exist after the merger).
The mailing address of Acamar Partners’ principal executive office is 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131 and the telephone number of Acamar Partners’ principal executive office is (786) 264-6680.
Acamar Partners Sub, Inc.
Merger Sub is a Delaware corporation, and Acamar Partners’ direct wholly-owned subsidiary, incorporated by Acamar Partners on October 16, 2020 to facilitate the merger. In the merger, Merger Sub will merge with and into CarLotz, with CarLotz being the surviving entity. CarLotz stockholders will exchange their shares of CarLotz common stock for cash and shares of Acamar Partners Class A common stock as consideration in the merger. Following the merger, CarLotz will change its name.
The mailing address of Merger Sub’s principal executive office is 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131 and its telephone number is (786) 264-6680.
CarLotz (page 152)
CarLotz is a leading consignment-to-retail used vehicle marketplace that provides its corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to access the previously unavailable retail sales channel while simultaneously providing buyers with prices that are, on average, below those of traditional dealerships. CarLotz’ mission is to create the most appealing and seamless vehicle buying and selling experience. CarLotz operates a technology-enabled buying, sourcing and selling model that offers a seamless omni-channel experience and comprehensive selection of vehicles while allowing for a fully contactless end-to-end e-commerce interface that enables no-hassle buying and selling. CarLotz’ proprietary technology provides its corporate vehicle sourcing partners with real-time performance metrics and data analytics along with custom business intelligence reporting that enables price and vehicle triage optimization. Through its marketplace model, CarLotz generates significant value for both sellers and buyers through price, selection and experience.
CarLotz was incorporated under the laws of the State of Delaware on March 14, 2011. CarLotz’ principal executive offices are located at 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224, and CarLotz’ telephone number is (804) 728-3833.
The Merger and the Merger Agreement (page 86 and 112)
The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus/consent solicitation statement. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

If the merger agreement is approved and adopted and the merger is subsequently completed, Merger Sub will merge with and into CarLotz with CarLotz surviving the merger as a wholly-owned subsidiary of Acamar Partners (the “merger”).
Merger Consideration (page 112)
At the effective time of the merger:
•
Holders of CarLotz stock and options will exchange their shares of CarLotz common stock (including such shares issued upon the exercise of the non-service provider options, the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant and excluding treasury shares, which will be cancelled for no consideration, and dissenting shares), CarLotz preferred stock and CarLotz options for an aggregate of $33.0 million in cash and 62,921,154 newly issued shares of Acamar Partners Class A common stock. CarLotz optionholders will exchange their CarLotz options for 5,532,881 New CarLotz options, and 5,080,181 newly issued shares of Acamar Partners Class A common stock will be reserved as treasury stock to satisfy New CarLotz' obligations under the New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00)). CarLotz stockholders are therefore rolling over 95.4% of their ownership in CarLotz into New CarLotz. In addition, the holder of shares of CarLotz preferred stock is entitled to receive an additional $36,986,654.80 in cash to be applied towards the satisfaction of its liquidation preference. At the Closing, Acamar Partners will also settle all expenses in relation to the merger, as per the merger agreement and, subject to any redemptions by Acamar Partners stockholders and the completion of the PIPE Investment, contribute up to $321 million to New CarLotz’ balance sheet to fund the company’s future growth plans;

•
Holders of CarLotz stock and options will also have the right to receive up to 7,500,000 additional shares of Acamar Partners Class A common stock (including such shares subject to the Earnout Acquiror RSUs, which, based upon CarLotz shares and options outstanding as of the date hereof, will be 554,268 shares of Acamar Partners Class A common stock) as contingent consideration for the merger. 50% of these shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if the reported closing trading price of New CarLotz common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the 60 months following the consummation of the merger (the “Earnout Period”) and the other 50% if the reported closing trading price of New CarLotz common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the Earnout Period. All of such shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if there is a change of control of New CarLotz that will result in the holders of New CarLotz common stock receiving a per share price that is equal to or in excess of $10.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) prior to the end of the 60-month period beginning on the Closing Date;

•
More specifically:

•
each share of CarLotz common stock issued and outstanding immediately prior to the effective time of the merger (including such shares issued upon the exercise of the non-service provider options, the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant and excluding treasury shares, which will be cancelled for no consideration, and dissenting shares) will be cancelled and converted into the right to receive a per share cash consideration, a per share stock consideration and a contingent and non-assignable right to receive additional shares of Acamar Partners Class A common stock, in each case, determined in accordance with the terms and conditions of the merger agreement. Based upon the CarLotz shares and options outstanding as of the date hereof, each share of CarLotz common stock will receive $4.946 in cash, 10.1927 shares of Acamar Partners Class A common stock and a contingent and non-assignable right to an additional 1.1242 shares of Acamar Partners Class A common stock;

•
each share of CarLotz preferred stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive the same consideration as each share of CarLotz common stock, plus an additional amount in cash equal to $18.1775 as liquidation preference; and

•
each CarLotz option that is outstanding immediately prior to the effective time of the merger (other than a non-service provider option), whether vested or unvested, will be cancelled and automatically converted into:

(i)
the right to receive cash equal to the Closing Per Option Cash Consideration (as defined in the merger agreement) in respect of such CarLotz option;

(ii)
a number of Base Acquiror Options determined in accordance with the terms and conditions of the merger agreement, each exercisable for one share of Acamar Partners Class A common stock and with an exercise price determined in accordance with the terms and conditions of the merger agreement and otherwise on the same terms and conditions as were applicable to such CarLotz option; and

(iii)
a number of Earnout Acquiror RSUs determined in accordance with the terms and conditions of the merger agreement that will be subject to certain earnout vesting conditions described herein and each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock; and

•
each non-service provider option will be cancelled and automatically converted into the applicable number of shares of CarLotz common stock on a net share settled basis.

The more detailed calculation of the number of Base Acquiror Options and Earnout Acquiror RSUs and the applicable exercise price of the Base Acquiror Options is set forth in the Calculation Spreadsheet. By way of example, for a CarLotz option to purchase one share of CarLotz common stock with an exercise price of $6.80, it is currently estimated that the Closing Per Option Cash Consideration would be $4.631, the holder of such option would receive 10.1927 Base Acquiror Options, each with an exercise price of $0.638 and exercisable for one share of Acamar Partners Class A common stock, and 1.0524 Earnout Acquiror RSUs, each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock.
The shares of Acamar Partners Class A common stock to be issued in the merger (including those subject to the Base Acquiror Options and the Earnout Acquiror RSUs) and the cash to be paid to CarLotz equityholders in the merger (excluding the Liquidation Preference Amount) are referred to collectively as the “merger consideration”.
Impact of the Merger on Acamar Partners’ Public Float
30,557,322 public shares were issued in the Acamar Partners IPO and are outstanding as of the date of this proxy statement/prospectus/consent solicitation statement.
The total number of shares of Acamar Partners Class A common stock expected to be issued at Closing in connection with the merger is 68,001,335 (which, based on the CarLotz shares and options outstanding as of the date hereof, is comprised of 62,921,154 shares to be issued to CarLotz stockholders and 5,080,181 shares to be reserved as treasury stock to satisfy New CarLotz’ obligations under 5,532,881 New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00)). In addition, 12,500,000 shares of Acamar Partners Class A common stock will be issued to the Subscribers at $10.00 per share in connection with the PIPE Investment upon completion of the merger for total proceeds of $125 million. Assuming no Acamar Partners public stockholders redeem their shares of Acamar Partners Class A common stock for cash, and excluding the Earnout Shares, the Earnout Acquiror RSUs and any options or warrants to purchase New CarLotz common stock that will be outstanding following the merger, current CarLotz equityholders will own approximately 55.4% of the outstanding New CarLotz common stock and the Subscribers will own approximately 11.0% of the outstanding New CarLotz common stock (TRP will own approximately 19.1% of the outstanding New CarLotz common stock (including shares committed to be purchased by the Subscribers in the PIPE Investment)), the Sponsor and Acamar Partners’ officers, directors and affiliates will own approximately 6.7% of the New CarLotz common stock (excluding shares committed to be purchased by such persons in the PIPE Investment) and current Acamar Partners stockholders (excluding the Sponsor) will own approximately 26.9% of the outstanding New CarLotz common stock (in each case, not giving effect to any shares issuable to them upon exercise of warrants).
Taking into account the $125 million to be raised in the PIPE Investment at Closing, no less than $50 million must remain in the Trust Account following any redemptions by Acamar Partners public stockholders in order to meet the Minimum Cash Condition (assuming no cash will be held outside of the Trust Account). As of September 30, 2020, Acamar Partners had $429,605 cash outside of the Trust Account. Based on the amount of cash in the Trust Account as of September 30, 2020 and the $125 million to be raised in the PIPE Investment, a maximum of 25,642,936 public shares could be redeemed without impacting the Minimum Cash Condition or the parties obligations to consummate the merger.
If 25,642,936 shares of Acamar Partners Class A common stock are redeemed for cash, which assumes the maximum redemption of Acamar Partners Class A common stock to ensure a minimum consolidated cash balance of $175,000,000, after giving effect to the PIPE Investment and any payments to redeeming stockholders, but without giving effect to the other transactions contemplated in the merger agreement, CarLotz stockholders and optionholders will own approximately 71.5% of the outstanding New CarLotz common stock and the Subscribers will own approximately 14.2% of the outstanding New CarLotz common stock (TRP will own approximately 24.7% of the outstanding New CarLotz common stock (including shares committed to be purchased in the PIPE Investment)), the Sponsor and Acamar Partners’ officers, directors and affiliates will own approximately 8.7% of the New CarLotz common stock (including shares subject to forfeiture and excluding shares committed to be purchased by such persons in the PIPE Investment) and current holders of Acamar Partners shares (excluding the Sponsor) will own approximately 5.6% of the outstanding New CarLotz common stock (in each case, not giving effect to any shares issuable to them upon exercise of warrants).
Recommendation of the CarLotz Board of Directors (page 98)
After consideration, the CarLotz board of directors adopted the following resolutions: (i) determining that the merger agreement, the merger and the other transactions contemplated by the merger agreement and the Charter Amendment were advisable, fair to and in the best interests of CarLotz and its stockholders; (ii) adopting the merger agreement and approving the merger and the other transactions contemplated thereby, in all respects; (iii) approving the Charter Amendment; and (iv) directing that the merger agreement, the merger and the Charter Amendment be submitted to the holders of CarLotz common stock and CarLotz preferred stock for consideration and approval (including the Supermajority Approval). The CarLotz board of directors recommends that CarLotz stockholders (including holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders) adopt the merger agreement, approve the merger and the other transactions contemplated by the merger agreement and approve the Charter Amendment by executing and delivering the written consent to be furnished to them.
For a description of various factors considered by the CarLotz board of directors in reaching its decision to adopt the merger agreement, approve the merger and the other transactions contemplated by the merger agreement and approve the Charter Amendment, see the section titled “The Merger — Recommendation of the CarLotz Board of Directors and Reasons for the Merger and Charter Amendment”.
Recommendation of the Acamar Partners Board of Directors (page 101)
The Acamar Partners board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Acamar Partners and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus/consent solicitation statement be submitted to its stockholders for approval at the Acamar Partners Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus/consent solicitation statement. The Acamar Partners board of directors unanimously recommends that Acamar Partners stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the

Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal (if necessary). See “The Merger — Recommendation of the Acamar Partners Board of Directors and Reasons for the Merger”.
CarLotz Solicitation of Written Consents (page 82)
Record Date; CarLotz Stockholders Entitled to Consent
The CarLotz board of directors has set November 30, 2020 (the “CarLotz record date”) as the record date for determining the CarLotz stockholders entitled to sign and deliver written consents with respect to (i) the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, in all respects (the “CarLotz Merger Proposal”), and (ii) the approval of the Charter Amendment (the “CarLotz Charter Amendment Proposal”).
Only CarLotz stockholders of record holding shares of common stock or preferred stock as of the close of business on the CarLotz record date are entitled to sign and deliver written consents with respect to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. As of the close of business on the CarLotz record date, there were 3,485,534 shares of CarLotz common stock and 2,034,751 shares of CarLotz preferred stock outstanding and entitled to sign and deliver written consents with respect to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. You are urged to return a completed, dated and signed written consent by 12:00 noon, Eastern Time, on January 7, 2021.
Consents; Required Consents
Pursuant to the DGCL, the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement, adoption of the merger agreement and approval of the merger requires the affirmative vote by written consent of: (i) holders of a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock (on an as-converted-to-CarLotz-common stock basis), as of the CarLotz record date, voting as a single class; and (ii) holders of a majority of the issued and outstanding shares of CarLotz preferred stock, as of the CarLotz record date, voting as a separate class (together, the “General Merger Approval”). In addition, consummation of the merger requires that holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders as of the CarLotz record date (the “Supermajority Approval” and, together with the General Merger Approval, the “Required Merger Approval”) deliver their written consent to adopt the merger agreement and approve the merger.
Pursuant to the DGCL, the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement, the approval of the Charter Amendment requires the affirmative vote by written consent of the holders of a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock (on an as-converted-to-CarLotz-common stock basis), as of the CarLotz record date, voting as a single class (the “General Amendment Approval”). In addition, consummation of the merger requires that the Charter Amendment be approved by the Supermajority Approval (together with the General Amendment Approval, the “Required Amendment Approval”).
In connection with the execution of the merger agreement, on October 21, 2020, each of the CarLotz Major Stockholders executed and delivered the Stockholder Letter Agreement. Pursuant to the Stockholder Letter Agreements, the CarLotz Major Stockholders have agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock, as applicable, that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment. As of the CarLotz record date, the CarLotz Major Stockholders collectively held 100% of the issued and outstanding shares of CarLotz preferred stock and approximately 67.7% of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock, together. As a result, the holders of (i) a majority of the outstanding shares of CarLotz preferred stock and (ii) a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock, in each case, as of the CarLotz record date, have agreed to deliver their written consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.

The CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal will not be adopted, however, unless holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.
Your delivery of the written consent is important. The merger cannot be completed unless the merger agreement is adopted and the merger is approved by the Required Merger Approval and the Charter Amendment is approved by the Required Amendment Approval, including, in each case, by the Supermajority Approval. If you fail to deliver the written consent, the effect will be the same as a vote “AGAINST” the approval of the respective proposals that have been submitted to CarLotz stockholders for approval.
CarLotz Shareholders’ Agreement
All of the CarLotz stockholders, including all of the CarLotz Major Stockholders, KAR and the CarLotz Minority Stockholders, are parties to the CarLotz Shareholders’ Agreement. Under the CarLotz Shareholders’ Agreement:
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CarLotz may not effect a change of control or a sale of the company without the approval of a majority of the directors appointed by TRP and a majority of the directors appointed by the CarLotz founders. On October 18, 2020, at a duly convened meeting of the CarLotz board of directors, the CarLotz board of directors (including all of the directors appointed by TRP and the CarLotz founders) unanimously approved the merger agreement and the merger. The directors appointed to the CarLotz board of directors by TRP were recused from the approval of the Charter Amendment.

•
CarLotz may not effect a change of control or a sale of the company without the approval of the holders of a majority of the issued and outstanding shares of CarLotz preferred stock, voting as a separate class. TRP currently holds 100% of the issued and outstanding shares of CarLotz preferred stock. As a result, the merger must be approved by TRP. As discussed above, in connection with the execution of the merger agreement, after consideration of all the terms and conditions of the merger agreement, including the Charter Amendment, TRP entered into a Stockholder Letter Agreement with Acamar Partners, pursuant to which it has agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz preferred stock that are owned by it adopting the merger agreement and approving the merger.

•
The merger has been approved by the CarLotz board of directors in compliance with the requirements of the CarLotz Shareholders’ Agreement, and as such constitutes an “approved sale” thereunder.

•
In connection with an approved sale, each stockholder party to the CarLotz Shareholders’ Agreement has agreed, among other things, to (i) consent to the sale, (ii) waive any dissenters’ or appraisal rights and all other rights with respect to the sale under the DGCL, (iii) provide such documents as may be reasonably requested by the CarLotz board of directors in connection with the sale and (iv) take all necessary and desirable actions in connection with the consummation of such sale. Notwithstanding this provision, the CarLotz board of directors has, prior to any letter of intent or proposal being considered by the CarLotz board of directors and the Transaction Committee, resolved to subject any sale of CarLotz to an approval by holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders. Once the Supermajority Approval of the merger has been obtained, the CarLotz board of directors expects all CarLotz stockholders that are parties to the CarLotz Shareholders’ Agreement and who have not executed and delivered a written consent to the CarLotz Merger Proposal to deliver their written consent to the CarLotz Merger Proposal in accordance with their agreement in the CarLotz Shareholders’ Agreement.

Submission of Consents
You may consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal with respect to your shares of CarLotz common stock or CarLotz preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/prospectus/consent solicitation statement and returning it to CarLotz.
If you hold shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to CarLotz. Once you have completed, dated and signed the written consent, you may deliver it to CarLotz by faxing it to CarLotz, Attention: Secretary, at (804) 510-0319, by emailing a .pdf copy to bpolak@carlotz.com or by mailing it to CarLotz at 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224, Attention: Secretary.
The CarLotz board of directors has set 12:00 noon, Eastern Time, on January 7, 2021 as the target date for the receipt of written consents, which is the date on which CarLotz expects to receive the written consents of the CarLotz Major Stockholders under the Stockholder Letter Agreement. CarLotz reserves the right to extend the final date for the receipt of written consents beyond January 7, 2021. Any such extension may be made without notice to CarLotz stockholders. Once a sufficient number of consents to adopt the merger agreement has been received, the consent solicitation will conclude.
Under the merger agreement, CarLotz has agreed to use its reasonable best efforts to obtain the Required Merger Approval and the Required Amendment Approval by the date that is 10 business days after this proxy statement/prospectus/consent solicitation statement is approved by the SEC and declared effective. Your prompt return of the written consent is important.
Executing Consents; Revocation of Consents
You may execute a written consent only to approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. A written consent to approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal is equivalent to a vote for such proposals.
If you fail to execute and return your written consent or otherwise withhold your written consent with respect to the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, it will have the same effect as a vote against the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, as the case may be. If you are a record holder of shares of CarLotz common stock or CarLotz preferred stock and you return a signed written consent, you will have consented to the proposals. Please note that the merger cannot be completed unless the CarLotz Merger Proposal is approved by the Required Merger Approval and the CarLotz Charter Amendment Proposal is approved by the Required Amendment Approval, in each case, including the Supermajority Approval.
If you are a record holder of shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date, you may revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 5:00 p.m., Eastern Time, on January 6, 2021 (or, if earlier, before the consents of a sufficient number of shares to approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal have been delivered to the Secretary of CarLotz). If you wish to revoke your consent before that time, you may do so by delivering a notice of revocation by faxing it to (804) 510-0319, by emailing a .pdf copy to bpolak@carlotz.com or by mailing it to 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.
Solicitation of Consents; Expenses
The expense of preparing, printing and mailing these consent solicitation materials to CarLotz stockholders is being borne by CarLotz. Officers and employees of CarLotz may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.
Stock Ownership of CarLotz Directors and Executive Officers
As of the close of business on the CarLotz record date, the directors and executive officers of CarLotz collectively beneficially owned and were entitled to vote 1,702,408 shares of CarLotz common stock and 2,034,751 shares of CarLotz preferred stock, which represent, in the aggregate, approximately 67.7% of CarLotz common stock and preferred stock outstanding on that date.

Acamar Partners Special Meeting of Stockholders (page 77)
The special meeting of Acamar Partners stockholders (the “Acamar Partners Special Meeting”) will be held virtually on January 20, 2021, at 10:00 a.m., Eastern Time, and conducted exclusively via live audio cast at https://web.lumiagm.com/236646411. At the Acamar Partners Special Meeting, Acamar Partners stockholders will be asked to approve the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary).
Acamar Partners has fixed the close of business on December 21, 2020 (the “Acamar Partners record date”) as the record date for determining the holders of Acamar Partners common stock entitled to receive notice of and to vote at the Acamar Partners Special Meeting. As of the Acamar Partners record date, there were 30,557,322 shares of Acamar Partners Class A common stock and 7,639,330 shares of Acamar Partners Class B common stock outstanding and entitled to vote at the Acamar Partners Special Meeting held by two holders of record. Each share of Acamar Partners common stock entitles the holder to one vote at the Acamar Partners Special Meeting on each proposal to be considered at the Acamar Partners Special Meeting. As of the Acamar Partners record date, the Sponsor owns and is entitled to vote 7,639,330 shares of Acamar Partners common stock, representing approximately 20% of the shares of Acamar Partners common stock outstanding on that date. Acamar Partners currently expects that the Sponsor and its directors and officers will vote their shares in favor of the proposals set forth in this proxy statement/prospectus/consent solicitation statement, and, pursuant to the Sponsor Letter Agreement, the Sponsor has agreed to do so. As of the Acamar Partners record date, CarLotz did not beneficially hold any shares of Acamar Partners common stock.
A majority of the voting power of the issued and outstanding Acamar Partners common stock entitled to vote at the Acamar Partners Special Meeting must be represented at the meeting by virtual attendance or by proxy to constitute a quorum and in order to conduct business at the Acamar Partners Special Meeting.
Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Acamar Partners common stock, or 19,098,327 shares of Acamar Partners common stock (11,458,997, representing of 37.5% of the public shares, in addition to the Founder Shares). Approval of each of the Charter Proposals requires the affirmative vote of (x) the holders of a majority of the outstanding Founder Shares, voting separately as a single class, and (y) the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class. Approval of the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary) each require the affirmative vote of the holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Acamar Partners Special Meeting, which means that the nominees with the most votes are elected.
The Business Combination Proposal is conditioned on the approval of Proposal 2 and the Nasdaq Proposal. In addition, (i) Proposal 2 is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal, (ii) each of Proposal 3, Proposal 4, Proposal 5, Proposal 6, Proposal 7, Proposal 8, Proposal 9, the Incentive Plan Proposal and the Director Election Proposal is conditioned on the approval of the Business Combination Proposal, Proposal 2 and the Nasdaq Proposal, (iii) the Director Election Proposal is conditioned on the approval of Proposal 3, and (iv) the Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal and Proposal 2. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus/consent solicitation statement.
It is important for you to note that if either the Business Combination Proposal or the Nasdaq Proposal is not approved by Acamar Partners stockholders, or if any other proposal is not approved by Acamar Partners stockholders and Acamar Partners or CarLotz does not waive the applicable closing condition under the merger agreement, then the merger will not be consummated. If Acamar Partners does not consummate the merger and fails to complete an initial business combination by the Outside Date, Acamar Partners will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to the public stockholders.

Stock Ownership of Acamar Partners Initial Stockholders, Officers and Directors; Vote Required for Approval
Acamar Partners initial stockholders, officers and directors, who through the Sponsor currently own in aggregate 7,639,330 shares of Acamar Partners common stock, representing 20% of the currently outstanding shares of Acamar Partners common stock entitled to vote, have agreed to vote any shares of Acamar Partners common stock owned by them in favor of the merger. As a result, in addition to the shares held by the Sponsor, Acamar Partners requires only 11,458,997, or 37.5% of the 30,557,322 public shares, to be voted in favor of the merger (assuming all issued and outstanding shares are voted) in order to have the merger approved.
Interests of CarLotz’ Directors and Executive Officers in the Merger (page 105)
CarLotz’ executive officers and certain non-employee directors (including directors affiliated with TRP) may have interests in the merger that may be different from, or in addition to, the interests of CarLotz stockholders generally. These interests may cause CarLotz’ directors and executive officers to view the merger and the Charter Amendment differently than CarLotz stockholders generally may view them. The CarLotz board of directors was aware of and considered these interests, among other matters, in approving the merger agreement, the merger and the Charter Amendment and in recommending that the merger agreement, the merger and the Charter Amendment be approved by CarLotz stockholders (including by the Supermajority Approval). See “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.
Interests of Acamar Partners’ Directors and Executive Officers in the Merger (page 104)
Certain of Acamar Partners’ executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Acamar Partners stockholders. The members of the Acamar Partners board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that Acamar Partners stockholders approve the proposals required to effect the merger. See “The Merger — Interests of Acamar Partners’ Directors and Officers in the Merger”.
Treatment of CarLotz Equity Awards (page 113)
Each CarLotz option outstanding immediately prior to the effective time of the merger (other than a non-service provider option), whether vested or unvested, will be cancelled and automatically converted into:
(i)
the right to receive the Closing Per Option Cash Consideration (as defined in the merger agreement) in respect of such CarLotz option;

(ii)
a number of Base Acquiror Options determined in accordance with the terms and conditions of the merger agreement, each exercisable for one share of Acamar Partners Class A common stock and with an exercise price determined in accordance with the terms and conditions of the merger agreement, and otherwise on the same terms and conditions as were applicable to such CarLotz option; and

(iii)
a number of Earnout Acquiror RSUs determined in accordance with the terms and conditions of the merger agreement, subject to certain earnout vesting conditions described below, each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock.

The more detailed calculation of the number of Base Acquiror Options and Earnout Acquiror RSUs and the applicable exercise price of the Base Acquiror Options is set forth in the Calculation Spreadsheet. By way of example, for a CarLotz option to purchase one share of CarLotz common stock with an exercise price of $6.82, it is currently expected that the Closing Per Option Cash Consideration would be $4.631, the holder of such option would receive 10.1927 Base Acquiror Options, each with an exercise price of $0.638 and exercisable for one share of Acamar Partners Class A common stock, and 1.0524 Earnout Acquiror RSUs, each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock.

The Base Acquiror Options will be fully vested except for those options denoted in the Calculation Spreadsheet as “Time-Vesting”, which shall vest in four equal annual installments starting on the first anniversary of the Closing Date, subject to the holder’s continued employment through each applicable anniversary. Vesting of any option subject to time-vesting will accelerate in full upon a “change in control” (as defined in the 2017 Plan).
The Earnout Acquiror RSUs will be subject to the earnout vesting conditions. One-half of the Earnout Acquiror RSUs will vest if, at any time prior to the Forfeiture Date, the reported closing trading price of New CarLotz common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the 60-month period following the Closing and the other half will vest if, at any time prior to the Forfeiture Date, the reported closing trading price of New CarLotz common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during such 60-month period. All of the Earnout Acquiror RSUs will vest if there is an Acceleration Event prior to the Forfeiture Date. Any Earnout Acquiror RSUs that remain outstanding and unvested on the Forfeiture Date will be forfeited on the Forfeiture Date.
Each non-service provider option will be canceled and automatically converted into the applicable number of shares of CarLotz common stock on a net share settled basis.
Regulatory Approvals Required for the Merger (page 110)
Completion of the merger is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Acamar Partners and CarLotz each filed the appropriate notices and applications to obtain the necessary regulatory approvals. The request for early termination of the waiting period under the HSR Act was granted effective on November 20, 2020. The regulatory approvals to which completion of the merger are subject are described in more detail in the section of this proxy statement/prospectus/consent solicitation statement entitled “Regulatory Approvals Required for the Merger”.
Material U.S. Federal Income Tax Consequences (page 127)
CarLotz and Acamar Partners intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. If the merger so qualifies, a U.S. Holder that exchanges its CarLotz stock (including both its common stock and its preferred stock) for a combination of Acamar Partners Class A common stock and cash (including cash received in lieu of fractional shares, if any) in the merger will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (including cash received in lieu of fractional shares, if any) received by such holder in exchange for its CarLotz stock in the merger; and (ii) the excess, if any, of (a) the sum of the amount of cash (including cash received in lieu of fractional shares, if any) plus the fair market value of the Acamar Partners Class A common stock at the effective time of the merger received by such holder in exchange for its CarLotz stock in the merger, over (b) such holder’s tax basis in its CarLotz stock exchanged.
The tax consequences of the transactions to each CarLotz stockholder may depend on such holder’s particular facts and circumstances. CarLotz stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences to Holders of CarLotz Stock”.
Appraisal Rights (page 122)
Holders of shares of CarLotz stock who (i) do not consent to the adoption of the merger agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to CarLotz within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value”. The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the merger agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights” herein and Section 262 of the DGCL attached to this proxy statement/prospectus/consent solicitation statement as Annex D.
The merger has been approved by the CarLotz board of directors in compliance with the CarLotz Shareholders’ Agreement, and constitutes an “Approved Sale” under the CarLotz Shareholders’ Agreement. Pursuant to the CarLotz Shareholders’ Agreement, CarLotz stockholders parties thereto have agreed to, among other things, waive any dissenters’ or appraisal rights and all other rights with respect to any “Approved Sale” under the DGCL. Therefore, if you are a CarLotz stockholder who is a party to the CarLotz Shareholders’ Agreement, you may not be entitled to exercise the appraisal rights under Section 262 of the DGCL with respect to the merger.
Conditions to Closing of the Merger (page 115)
Mutual Conditions
The respective obligations of Acamar Partners and Merger Sub, on the one hand, and CarLotz, on the other hand, to consummate the merger are subject to the satisfaction (or waiver in writing by all the parties to the extent legally permitted), at or prior to the Closing, of certain conditions, including principally the following:
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No governmental authority shall have enacted, issued, promulgated, enforced or entered any order that is in effect and has the effect of making the transactions contemplated by the merger agreement illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated under the merger agreement to be rescinded following the completion thereof.

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Acamar Partners shall have received the requisite Acamar Partners stockholder approval of the proposals contemplated by this proxy statement/prospectus/consent solicitation statement, including approval of the merger agreement and the merger.

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CarLotz shall have received (i) the Required Merger Approval (including the Supermajority Approval) in respect of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement and (ii) the Required Charter Amendment Approval (including the Supermajority Approval) in respect of the Charter Amendment.

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Acamar Partners and CarLotz shall have made the requisite filings under the HSR Act and the applicable waiting period and any extensions thereof shall have expired or been terminated.

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The registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part shall have become effective and no stop-order suspending the effectiveness of the registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and the shares constituting the merger consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance.

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New CarLotz shall have at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the exercise of the public stockholders’ redemption rights, if any, the PIPE Investment and the other transactions contemplated by the merger agreement to occur upon the Closing, including the payment of the transaction expenses).

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Taking into account the PIPE Investment and after giving effect to exercises by holders of Acamar Partners Class A common stock of their redemption right in accordance with the Acamar Partners existing charter, immediately prior to Closing and without giving effect to any of the other transactions contemplated by the merger agreement, Acamar Partners shall have, on a consolidated basis, at least $175,000,000 in cash and cash equivalents.

Conditions to Acamar Partners and Merger Sub’s Obligations
The obligations of Acamar Partners and Merger Sub to consummate the merger are subject to the satisfaction (or waiver in writing by Acamar Partners), at or prior to the Closing, of certain conditions, including principally the following:
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(1) Each of CarLotz’ representations and warranties that relate to corporate organization, qualification to do business, authorization and brokers’ fees (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), (2) each of CarLotz’ representations and warranties that relate to capitalization (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (3) each of CarLotz’ other representations and warranties (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (as defined in “The Merger Agreement — Material Adverse Effect”).

•
CarLotz shall have performed or complied in all material respects with all covenants and conditions that CarLotz is required to perform or comply with under the merger agreement on or prior to the Closing Date.

•
Since the date of the merger agreement, no Material Adverse Effect shall have occurred and be continuing (as defined in “The Merger Agreement — Material Adverse Effect”).

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CarLotz shall have delivered to Acamar Partners a certificate signed by an officer of CarLotz, dated the Closing Date, declaring that certain conditions required by the merger agreement have been fulfilled.

•
The transactions contemplated by the Subscription Agreements (as described in the subsection entitled “— Other Agreements”) shall have been consummated concurrently with the Closing.

•
CarLotz shall have delivered to Acamar Partners a certificate on behalf of CarLotz prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in CarLotz is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

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CarLotz shall have delivered to Acamar Partners copies of the following each certified by an authorized officer of CarLotz to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation of formation of each of CarLotz and its subsidiaries, certified by the Secretary of State or other appropriate governmental authority of its jurisdiction of organization or incorporation, as applicable; (ii) the bylaws or operating agreement of each of CarLotz and its subsidiaries; and (iii) the resolutions of the CarLotz board of directors authorizing and approving the merger agreement, the applicable ancillary agreements and all the transactions contemplated thereby.

•
CarLotz shall have delivered to Acamar Partners the written consent of CarLotz stockholders constituting the Required Merger Approval and the Required Charter Amendment Approval, which shall be in full force and effect.

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CarLotz and the other parties named therein (other than Acamar Partners) shall have delivered a duly executed counterpart signature page to the Registration Rights and Lock-Up Agreement.

•
The applicable CarLotz Major Stockholders party to the Stockholders Agreement shall have delivered a duly executed counterpart signature page to the New CarLotz Stockholders Agreement.

•
Certain affiliated agreements of CarLotz specified in the merger agreement shall have been terminated.

Conditions to CarLotz’ Obligations
The obligations of CarLotz to consummate the merger are subject to the satisfaction (or waiver in writing by CarLotz), at or prior to the Closing, of certain conditions, including principally the following:
•
(1) Each of Acamar Partners’ representations and warranties that relate to corporate organization, authorization and brokers’ fees (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), (2) each of Acamar Partners’ and Merger Sub’s representations and warranties related to capitalization (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (3) each of Acamar Partners’ and Merger Sub’s other representations and warranties (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect (as defined in “The Merger Agreement — Acquiror Material Adverse Effect” below).

•
Acamar Partners and Merger Sub shall have performed or complied in all material respects with all covenants and conditions that each of Acamar Partners and Merger Sub is respectively required to perform or comply with under the merger agreement on or prior to the Closing Date.

•
Since the date hereof, no Acquiror Material Adverse Effect shall have occurred and be continuing (as defined in the subsection entitled “The Merger Agreement — Material Adverse Effect” below).

•
Acamar Partners shall have delivered to CarLotz a certificate signed by an officer of Acamar Partners, dated the Closing Date, declaring that certain conditions required by the merger agreement have been fulfilled.

•
The transactions contemplated by the Subscription Agreements (as described in the subsection entitled “— Other Agreements”) shall have been consummated concurrently with the Closing.

•
The Acamar Partners charter shall be amended and restated in the form required by the merger agreement.

•
The Sponsor Letter Agreement shall be in full force and effect and not have been terminated or repudiated by Acamar Partners or the Sponsor.

•
Acamar Partners shall have delivered a duly executed counterpart signature page to the Registration Rights and Lock-Up Agreement.

•
Acamar Partners and the Sponsor shall have delivered a duly executed counterpart signature page to the New CarLotz Stockholders Agreement.

•
All of the directors and officers of Acamar Partners prior to Closing shall have executed written resignations effective as of the Closing.

•
Acamar Partners shall have held its annual meeting of stockholders.

Termination (page 121)
The merger agreement may be terminated at any time prior to the Closing:
•
By mutual written consent of Acamar Partners and CarLotz;

•
By either Acamar Partners or CarLotz if:

•
Closing has not occurred on or before February 26, 2021 (the “Outside Date”), provided, however, that if Acamar Partners stockholders approve an extension of the date to consummate a “business combination”, in accordance with the existing Acamar Partners charter, the Outside Date will automatically be extended to the earlier of (i) such extension date and (ii) March 31, 2021, provided further that the right to terminate the merger agreement if the Closing has not occurred on or before the Outside Date shall not be available to any party whose failure to fulfill any material obligation under the merger agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

•
a governmental authority enacts, issues, promulgates, enforces or enters any law that has become final and non-appealable, and which permanently restrains, enjoins or prohibits the transactions contemplated by the merger agreement.

•
By Acamar Partners or CarLotz, if the requisite Acamar Partners stockholder approval of the proposals contemplated by this proxy statement/prospectus/consent solicitation statement, including adoption of the merger agreement and approval of the merger, is not obtained by the Outside Date.

•
By Acamar Partners, at any time on or after the date that Acamar Partners receives, and notifies CarLotz of Acamar Partners’ receipt of, SEC approval and effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part, if CarLotz informs Acamar Partners in writing that it will not deliver to Acamar Partners the written consent of the CarLotz stockholders approving the merger and the merger agreement on or prior to the Outside Date.

•
By CarLotz or Acamar Partners, if the requisite CarLotz stockholder approval of the transactions contemplated by the merger agreement, including the merger agreement and the merger and the Charter Amendment, is not obtained by the Outside Date.

•
By Acamar Partners if neither it nor Merger Sub is in material breach of their obligations under the merger agreement and if (i) at any time any of the representations and warranties of any CarLotz entity contained in the merger agreement become untrue or inaccurate such that conditions to Closing in respect thereof cannot be satisfied; or (ii) there has been a breach on the part of CarLotz or its subsidiaries of any of its covenants or agreements contained in the merger agreement such that conditions to Closing in respect thereof could not be satisfied, and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within 30 days after written notice thereof to CarLotz and (y) the Outside Date.

•
By CarLotz, if neither any CarLotz nor any of its subsidiaries is in material breach of its obligations under the merger agreement and if (i) at any time any of the representations and warranties of Acamar Partners and Merger Sub contained in the merger agreement become untrue or inaccurate such that conditions to closing in respect thereof could not be satisfied or (ii) there has been a breach on the part of Acamar Partners and Merger Sub of any of their covenants or agreements contained in the merger agreement such that conditions to closing in respect thereof could not be satisfied, and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within 30 days after written notice thereof to Acamar Partners and (y) the Outside Date.

Sponsor Letter Agreement (page 124)
Pursuant to the terms of a letter agreement (the “Sponsor Letter Agreement”) entered into with Acamar Partners and CarLotz, the Sponsor has agreed to vote any Founder Shares (and other shares of

Acamar Partners common stock held by it) in favor each of the proposals set forth in this proxy statement/prospectus/consent solicitation statement and against any acquisition proposals other than the merger. The Sponsor owns approximately 20% of the currently outstanding shares of Acamar Partners common stock. The quorum and voting thresholds at the Acamar Partners Special Meeting and the Sponsor Letter Agreement make it more likely that Acamar Partners will consummate the merger.
The Sponsor has also agreed that 50% of the Founder Shares (and shares of Acamar Partners common stock issuable upon conversion thereof) held by it will, subject to certain exceptions, be locked-up until the earliest: (i) one year from the Closing Date; (ii) the last consecutive trading day where the sale price of the New CarLotz common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days from the Closing Date; or (iii) such date on which New CarLotz completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New CarLotz stockholders having the right to exchange their shares of New CarLotz common stock for cash, securities or other property.
In addition, the Sponsor has agreed to subject 50% of the Founder Shares or shares of Acamar Partners Class A common stock issuable upon conversion thereof (together, the “Founder Shares Subject to Forfeiture”) to a lockup. The Sponsor has agreed that 50% of the Founder Shares Subject to Forfeiture will be released from the lockup effective as of the date when the closing trading price of New CarLotz common stock has been greater than $12.50 per share (as equitably adjusted for stock splits, sock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) over any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date within 60 months after the Closing Date. The remaining 50% of the Founder Shares Subject to Forfeiture will be released from the lockup effective as of the date on which the closing trading price of the New CarLotz common stock has been greater than $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) over any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date within 60 months after the Closing Date. If any applicable lockup release condition set forth above is not met within 60 months after the Closing Date, the applicable Founder Shares Subject to Forfeiture will be forfeited. All of the Founder Shares Subject to Forfeiture will be released from the lockup if there is a change of control of New CarLotz that will result in the holders of New CarLotz common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) prior to the end of the 60-month period beginning on the Closing Date. Prior to their forfeiture (if any), the Sponsor will have the right to vote and receive dividends with respect to the Founder Shares Subject to Forfeiture (or shares of Acamar Partners common stock issuable upon conversion thereof).
See “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement”.
Other Agreements (page 124)
Registration Rights and Lock-Up Agreement
Upon the consummation of the merger, Acamar Partners, the Sponsor and certain CarLotz stockholders (the “New Holders” and, collectively with the Sponsor, the “Holders”) will enter into a Registration Rights and Lock-Up Agreement. Pursuant to the Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), New CarLotz will be obligated to file a registration statement to register the resale of certain shares of New CarLotz common stock held by the Holders after the Closing. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, TRP, Michael W. Bor and the Sponsor may demand at any time and from time to time, that New CarLotz file a registration statement on Form S-3 (or Form S-1 if Form S-3 is not available) to register the securities of New CarLotz held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides for the securities of New CarLotz held by the Holders to be locked-up for a period of time following the Closing, subject to certain exceptions.
For more information about the Registration Rights and Lock-Up Agreement, see the section entitled “Certain Other Agreements Related to the Merger — Registration Rights and Lock-Up Agreement”.
Stockholder Letter Agreement
On October 21, 2020, the CarLotz Major Stockholders executed and delivered a Stockholder Letter Agreement, pursuant to which, among other things, the CarLotz Major Stockholders agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment. As of the CarLotz record date, the CarLotz Major Stockholders collectively held 100% of the issued and outstanding shares of CarLotz preferred stock and approximately 67.7% of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock, together. See “Certain Other Agreements Related to the Merger — Stockholder Letter Agreement”.
New CarLotz Stockholders Agreement
Upon consummation of the merger, New CarLotz will enter into the New CarLotz Stockholders Agreement with TRP, the Sponsor and Michael W. Bor, which will provide for director appointment rights for TRP, the Sponsor and Michael W. Bor. See “Certain Other Agreements Related to the Merger — New CarLotz Stockholders Agreement”.
Subscription Agreements
In connection with the execution of the merger agreement, Acamar Partners entered into the Subscription Agreements with respect to the PIPE Investment. Pursuant to the Subscription Agreements, certain accredited and strategic investors have committed to purchase 12,500,000 shares of Acamar Partners Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $125,000,000. The closing of the PIPE Investment is conditioned on all conditions set forth in the merger agreement having been satisfied or waived and other customary closing conditions. The consummation of the PIPE Investment is a closing condition under the merger agreement. As part of the PIPE Investment, TRP has committed to purchase 1,000,000 PIPE Shares for $10,000,000, the Sponsor has committed to purchase 250,000 PIPE Shares for $2,500,000 and Michael W. Bor has committed to purchase 166,000 PIPE Shares for $1,660,000.
Listing
Acamar Partners Class A common stock is listed on Nasdaq under the symbol “ACAM” and Acamar Partners warrants are listed on Nasdaq under the symbol “ACAMW”. Following the merger, New CarLotz common stock (including common stock issuable in the merger) and warrants (the current Acamar Partners warrants, including, for the avoidance of doubt, the Private Placement Warrants) will be listed on Nasdaq under the symbols “LOTZ” and “LOTZW”, respectively.
Comparison of Stockholders’ Rights (page 220)
Following the merger, the rights of CarLotz stockholders who become New CarLotz stockholders in the merger will no longer be governed by the Existing CarLotz Charter and CarLotz’ amended and restated bylaws (the “CarLotz bylaws”) and instead will be governed by New CarLotz’ amended and restated certificate of incorporation (the “New CarLotz charter”) and New CarLotz’ amended and restated bylaws (the “New CarLotz bylaws”). See “Comparison of Stockholders’ Rights”.

Risk Factors (page 31)
Summary Risk Factors
In addition to the other information contained in this proxy statement/prospectus/consent solicitation statement, including the matters addressed under the heading “Forward-Looking Statements; Market, Ranking and Other Industry Data”, you should carefully consider all of the risks and uncertainties described in the section of this proxy statement/prospectus/consent solicitation statement captioned “Risk Factors” immediately following this Summary. These risks include, but are not limited to, the following:
Risks Related to CarLotz’ Business
•
general business and economic conditions, and risk to the larger automotive ecosystem, including consumer demand, could adversely affect the market for used vehicles;

•
New CarLotz’ ability to execute on its geographic expansion strategy;

•
the willingness of vehicle sellers to consign their vehicles with New CarLotz for sale;

•
CarLotz’ history of losses and New CarLotz’ ability to maintain profitability in the future;

•
New CarLotz’ ability to sustain its revenue growth and effectively manage growth;

•
New CarLotz’ participation in a highly competitive industry and pressure from existing and new companies;

•
New CarLotz’ advertising activities may fail to efficiently drive growth in units sourced from corporate vehicle sourcing partners and retail sellers as well as units sold to buyers;

•
New CarLotz’ business, financial condition and results of operations have been and will continue to be adversely affected by the recent COVID-19 outbreak;

•
New CarLotz’ ability to expand its product offerings and introduce additional products and services may be limited;

•
New CarLotz may experience damage or destruction to the vehicles consigned to it, or its processing centers or retail hubs, business interruptions or other liabilities;

•
CarLotz’ business is sensitive to changes in the prices of new and used vehicles;

•
transformation of CarLotz into a listed public company will increase its costs and may disrupt the regular operations of its business;

•
New CarLotz’ failure to adequately protect its intellectual property, technology and confidential information;

Risks Related to the Merger
•
Acamar Partners or CarLotz may fail to receive the necessary votes or consents of their respective stockholders to approve the merger;

•
Acamar Partners’ ability to complete the merger within the prescribed time frame;

•
Acamar Partners’ limited ability to assess the management of CarLotz’ business;

•
the consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed; and

•
Acamar Partners and CarLotz will be subject to business uncertainties while the merger is pending.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CARLOTZ
The following table sets forth selected historical consolidated financial information of CarLotz. The statement of operations data for the years ended December 31, 2019, 2018 and 2017 and balance sheet data as of December 31, 2019 and 2018 are derived from CarLotz’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement.
The statement of operations data for the nine months ended September 30, 2020 and 2019 and balance sheet data as of September 30, 2020 are derived from CarLotz’ unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement. The unaudited financial data presented have been prepared on a basis consistent with CarLotz’ audited consolidated financial statements. In the opinion of CarLotz’ management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
The following information is only a summary and should be read in conjunction with CarLotz’ consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus/consent solicitation statement and information discussed under “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The historical results included below and elsewhere in this proxy statement/prospectus/consent solicitation statement are not necessarily indicative of CarLotz’ future performance.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Revenues:
Retail vehicle sales	$71,388	$66,914	$90,382	$53,448	$41,758
Wholesale vehicle sales	7,124	6,427	8,454	3,153	1,340
Finance and insurance, net	2,697	2,312	3,117	1,608	974
Lease income, net	373	416	533	142	—
Total revenues	81,852	76,069	102,486	58,351	44,072
Cost of sales (exclusive of depreciation)	72,805	69,341	93,870	52,708	38,519
Gross profit	8,777	6,728	8,706	5,643	5,553
Operating expenses:
Selling, general and administrative	11,173	13,629	18,305	11,661	7,254
Depreciation expense	269	412	504	338	218
Management fee expense – related party	195	186	250	250	73
Total operating expenses	11,637	14,227	19,059	12,249	7,545
Loss from operations	(2,860)	(7,499)	(10,353)	(6,606)	(1,992)
Interest expense	360	518	651	466	414
Other income (expense), net
Management fee income – related party	—	—	—	127	180
Change in fair value of warrants liability	30	18	24	(2)	50
Change in fair value of redeemable convertible preferred stock tranche obligation	962	(336)	(1,396)	(272)	(79)
Other income (expense)	28	(227)	(291)	662	(210)
Total other income (expense), net	1,020	(545)	(1,663)	515	(59)

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Loss before income tax expense	(2,200)	(8,562)	(12,667)	(6,557)	(2,465)
Income tax expense	12	7	11	3	4
Net loss	(2,212)	(8,569)	(12,678)	(6,560)	(2,469)
Redeemable convertible preferred stock dividends (undeclared and cumulative)	(1,399)	(1,128)	(1,579)	(1,014)	(274)
Net loss attributable to common stockholders	$(3,611)	$(9,697)	$(14,257)	$(7,574)	$(2,743)
Net loss per share attributable to common stockholders, basic and diluted	$(0.97)	$(2.61)	$(3.84)	$(2.04)	$(0.75)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	3,716,526	3,716,526	3,716,526	3,716,526	3,660,679

Consolidated Balance Sheet Data
(in thousands)
	As of September 30, 2020	As of December 31,
		2019	2018
Cash and cash equivalents	$3,742	$3,214	$1,019
Inventories	8,426	7,625	10,160
Total assets	18,080	16,635	16,436
Floor plan notes payable	6,696	6,739	8,697
Long-term debt (including current portion)	5,070	2,825	17
Total current liabilities	20,286	16,810	12,470
Total liabilities	26,500	21,496	16,043
Redeemable convertible preferred stock	17,560	17,560	8,670
Total stockholders’ equity (deficit)	(25,980)	(22,421)	(8,277)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ACAMAR PARTNERS
The following table sets forth selected historical financial information derived from Acamar Partners’ (i) unaudited financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement for and as of the nine months ended September 30, 2020 and 2019 and (ii) audited financial statements for and as of the year ended December 31, 2019 and for the period from November 7, 2018 through December 31, 2018. You should read the following summary financial information in conjunction with the section entitled “Acamar Partners’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Acamar Partners’ financial statements and related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.
Acamar Partners has neither engaged in any operations nor generated any revenue to date. Acamar Partners’ only activities from inception through September 30, 2020 were organizational activities and those necessary to complete its initial public offering and identifying a target company for a business combination. Acamar Partners does not expect to generate any operating revenue until after the completion of the merger.
	Nine Months Ended September 30,		Year Ended December 31,	For the Period from November 7, 2018 (Inception) Through December 31,
Statement of Operations Data:	2020	2019	2019	2018
Operating costs	$1,444,905	$658,473	$932,834	$2,750
Loss from operations	(1,444,905)	(658,473)	(932,834)	(2,750)
Other income:
Interest earned on marketable securities held in Trust Account	1,775,617	4,144,082	5,531,557	—
(Loss) income before income taxes	330,712	3,485,609	4,598,723	(2,750)
Provision for income taxes	(341,859)	(839,471)	(1,120,521)	—
Net (loss) income	$(11,147)	$2,646,138	$3,478,202	$(2,750)
Weighted average shares outstanding of Class A redeemable common stock	30,557,322	30,446,374	30,479,514	—
Basic and diluted net income per share, Class A	$0.04	$0.10	$0.14	—
Weighted average shares outstanding of Class B non-redeemable common stock	7,639,330	7,588,618	7,601,435	7,500,000
Basic and diluted net loss per share, Class B	$(0.17)	$(0.07)	$(0.10)	$(0.00)

Balance Sheet Data (end of period):	September 30,		December 31,
	2020	2019	2019	2018
Cash	$429,605	$1,776,070	$1,600,833	$12,000
Cash and marketable securities held in Trust Account	310,896,645	308,748,155	309,840,375	—
Total assets	311,516,241	310,764,415	311,657,995	306,004
Common stock subject to possible redemption, 29,573,697, 29,491,605 and 29,574,811 shares as of September 30, 2020, September 30, 2019 and December 31, 2019, respectively (at $10.00 per share)	295,736,970	294,916,051	295,748,110	—
Total liabilities	10,779,269	10,848,360	10,909,876	283,754
Total stockholders’ equity	5,000,002	5,000,004	5,000,009	22,250
Cash Flow Data:
Net cash used in operating activities	(1,890,575)	(1,584,837)	(2,055,329)	(2,750)
Net cash provided by (used in) investing activities	719,347	(304,604,073)	(304,308,818)	—
Net cash provided by financing activities	—	307,952,980	307,952,980	14,750

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the unaudited historical condensed consolidated balance sheet of CarLotz as of September 30, 2020 with the unaudited historical condensed balance sheet of Acamar Partners as of September 30, 2020, giving effect to the merger as if it had been consummated as of that date.
The following unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 combines the unaudited historical condensed consolidated statement of operations for CarLotz for the nine months ended September 30, 2020 with the unaudited condensed historical statement of operations of Acamar Partners for the nine months ended September 30, 2020, giving effect to the merger as if it had occurred on January 1, 2019.
The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 combines the audited historical consolidated statement of operations for CarLotz for the year ended December 31, 2019 with the audited historical statement of operations of Acamar Partners for the year ended December 31, 2019, giving effect to the merger as if it had occurred on January 1, 2019.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Acamar Partners public shares:
•
Scenario 1 — Assuming no redemption into cash:   This presentation assumes that no Acamar Partners stockholders exercise redemption rights with respect to their public shares upon consummation of the merger; and

•
Scenario 2 — Assuming redemption of 25,642,936 Acamar Partners public shares into cash:   This presentation assumes that Acamar Partners public stockholders exercise their redemption rights with respect to a maximum of 25,642,936 public shares upon consummation of the merger at a redemption price of $10.174 per share.

The historical financial information has been adjusted to give pro forma effect to events that are related or directly attributable to the merger, are factually supportable and, with respect to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of New CarLotz. The adjustments presented to the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of New CarLotz upon consummation of the merger.
The historical financial statements of Acamar Partners and CarLotz have been prepared in accordance with accounting principles generally accepted in the United States of America, which is referred to herein as GAAP.
The historical financial information of CarLotz as of and for the nine months ended September 30, 2020 was derived from the unaudited financial statements of CarLotz as of and for the nine months ended September 30, 2020, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement. The historical financial information of Acamar Partners as of and for the nine months ended September 30, 2020 was derived from the unaudited financial statements of Acamar Partners for the nine months ended September 30, 2020, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement. The historical financial information of CarLotz for the year ended December 31, 2019 was derived from the audited financial statements of CarLotz for the year ended December 31, 2019, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement. The historical financial information of Acamar Partners for the year ended December 31, 2019 was derived from the audited financial statements of Acamar Partners for the year ended December 31, 2019, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement. This information should be read together with CarLotz’ and Acamar Partners’ audited financial statements and related notes, “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Acamar Partners’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies actually been combined as of January 1, 2019. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined as of January 1, 2019 or the future results that New CarLotz will experience. CarLotz and Acamar Partners have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
Selected Unaudited Pro Forma Financial Information
(in thousands, except share and per share data)	CarLotz	Acamar Partners	Pro Forma Combined Assuming No Redemption into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Statement of Operations Data – For the Nine Months Ended September 30, 2020
Revenues	$81,582	$—	$81,582	$81,582
Cost of sales (exclusive of depreciation)	72,805	—	72,805	72,805
Operating expenses	11,637	1,445	16,340	16,340
Loss from operations	(2,860)	(1,445)	(7,563)	(7,563)
Net (loss) income	(2,212)	(11)	(7,907)	(7,907)
Basic and diluted net income (loss) per share attributable to common stockholders	$(0.97)
Weighted average shares outstanding – basic and diluted	3,716,526
Basic and diluted net income (loss) per Class A share		$0.04	$(0.07)	$(0.09)
Weighted average Class A shares outstanding – basic and diluted		30,557,322	113,617,806	87,974,870
Basic and diluted net income (loss) per Class B share		$(0.17)
Weighted average Class B shares outstanding – basic and diluted		7,639,330
Balance Sheet Data – As of September 30, 2020
Total current assets	$17,046	$620	$336,826	$75,929
Total assets	18,080	311,516	337,860	76,963
Total current liabilities	20,286	84	12,783	12,783
Total liabilities	26,500	10,779	87,291	87,291
Total stockholders’ (deficit) equity	(25,980)	5,000	250,569	(10,328)
Statement of Operations Data – Year Ended December 31, 2019
Revenues	$102,486	$—	$102,486	$102,486
Cost of sales (exclusive of depreciation)	93,780	—	93,780	93,780
Operating expenses	19,059	933	24,411	24,411
Loss from operations	(10,353)	(933)	(15,705)	(15,705)
Net (loss) income	(12,678)	3,478	(16,658)	(16,658)
Basic and diluted net income (loss) per share attributable to common stockholders	$(3.84)
Weighted average shares outstanding – basic and diluted	3,716,526
Basic and diluted net income (loss) per Class A share		$0.14	$(0.15)	$(0.19)

(in thousands, except share and per share data)	CarLotz	Acamar Partners	Pro Forma Combined Assuming No Redemption into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Weighted average Class A shares outstanding – basic and diluted		30,479,514	113,617,806	87,974,870
Basic and diluted net income (loss) per Class B share		$(0.10)
Weighted average Class B shares outstanding – basic and diluted		7,601,435

COMPARATIVE SHARE INFORMATION
The following table sets forth historical comparative share information for CarLotz and Acamar Partners on a stand-alone basis and unaudited pro forma combined share information for the nine months ended September 30, 2020 and the year ended December 31, 2019, after giving effect to the merger, (1) assuming no Acamar Partners stockholders exercise redemption rights with respect to their Acamar Partners common stock upon the consummation of the merger; and (2) assuming that Acamar Partners stockholders exercise their redemption rights with respect to a maximum of 25,642,936 shares of Acamar Partners common stock upon consummation of the merger.
You should read the information in the following table in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement, and the historical financial statements of CarLotz and Acamar Partners and related notes that are included elsewhere in this proxy statement/prospectus/consent solicitation statement. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus/consent solicitation statement.
The unaudited pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project New CarLotz’ results of operations or earnings per share for any future date or period. The unaudited pro forma combined stockholders’ equity per share information below does not purport to represent what the value of CarLotz and Acamar Partners would have been had the companies been combined during the periods presented.
(in thousands, except share and per share data)	CarLotz	Acamar Partners	Pro Forma Combined Assuming No Redemption into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
As of and for the Nine Months Ended September 30, 2020
Net (loss) income	$(2,212)	$(11)	$(7,907)	$(7,907)
Basic and diluted net income (loss) attributable to common stockholders per share	$(0.97)
Weighted average shares of common stock outstanding – basic and diluted	3,716,526
Basic and diluted net income (loss) per Class A share		$0.04	$(0.07)	$(0.09)
Weighted average Class A shares outstanding – basic and diluted		30,557,322	113,617,806	87,974,870
Basic and diluted net income (loss) per Class B share		$(0.17)
Weighted average Class B shares outstanding – basic diluted		7,639,330
Total stockholders’ (deficit) equity	$(25,980)	$5,000	$250,569	$(10,328)
Book value per share	$(6.99)	$0.16	$2.21	$(0.12)

(in thousands, except share and per share data)	CarLotz	Acamar Partners	Pro Forma Combined Assuming No Redemption into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
As of and for the Year Ended December 31, 2019
Net (loss) income	$(12,678)	$3,478	$(16,658)	$(16,658)
Basic and diluted net income (loss) attributable to common stockholders per share	$(3.84)
Weighted average shares outstanding – basic and diluted	3,716,526
Basic and diluted net income (loss) per Class A share		$0.14	$(0.15)	$(0.19)
Weighted average Class A shares outstanding – basic and diluted		30,479,514	113,617,806	87,974,870
Basic and diluted net income (loss) per Class B share		$(0.10)
Weighted average Class B shares outstanding – basic and diluted		7,601,435
Total stockholders’ (deficit) equity	$(22,421)	$5,000	N/A(1)	N/A(1)
Book value per share	$(6.03)	$0.16	N/A(1)	N/A(1)

(1)
Pro forma balance sheet for year ended December 31, 2019 is not required and, as such, no such calculation is included in this table.

MARKET PRICE INFORMATION
Acamar Partners
The Acamar Partners units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “ACAMU”, “ACAM” and “ACAMW”, respectively.
The closing price of the Acamar Partners units, Class A common stock and public warrants on October 21, 2020, the last trading day before announcement of the execution of the merger agreement, was $10.63, $10.22 and $1.43, respectively. As of December 21, 2020, the record date for the Acamar Partners Special Meeting, the closing price of the Acamar Partners units, Class A common stock and public warrants was $10.65, $10.35 and $1.90, respectively.
The following table shows, for the periods indicated, the high and low sales prices per share of the Acamar Partners units, Acamar Partners Class A common stock and Acamar Partners warrants as reported by Nasdaq. Prior to February 22, 2019, there was no established public trading market for Acamar Partners’ securities.
	Acamar Partners Class A
	Units		Common Stock		Warrants
Quarter Ended	High	Low	High	Low	High	Low
2019
First quarter	$10.03	$9.95	—	—	—	—
Second quarter(1)	$10.05	$9.95	$10.01	$9.68	$1.00	$0.70
Third quarter	$10.15	$9.97	$9.95	$9.72	$0.86	$0.63
Fourth quarter	$10.22	$10.07	$10.50	$9.82	$0.77	$0.60
2020
First quarter	$11.00	$9.66	$10.50	$9.50	$1.00	$0.45
Second quarter	$11.02	$9.90	$10.49	$9.83	$1.36	$0.44
Third quarter	$12.10	$10.13	$10.50	$10.06	$1.43	$0.85
Fourth quarter (through December 21, 2020)	$11.20	$9.81	$10.53	$10.08	$2.00	$0.80

(1)
Reflects the high and low trading prices of Acamar Partners Class A common stock and Acamar Partners warrants beginning on April 15, 2019, the first day that Acamar Partners Class A common stock and the Acamar Partners warrants began trading on Nasdaq.

Holders of the Acamar Partners units, Class A common stock and public warrants should obtain current market quotations for their securities. The market price of Acamar Partners’ securities could vary at any time before the merger.
Holders
As of December 21, 2020, there was one holder of record of Acamar Partners units, one holder of record of Acamar Partners Class A common stock, one holder of record of Acamar Partners Class B common stock, one holder of record of Acamar Partners public warrants and one holder of record of the Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Acamar Partners units, public shares and public warrants are held of record by banks, brokers and other financial institutions.
Dividends
Acamar Partners has not paid any cash dividends on Acamar Partners common stock to date and does not intend to pay cash dividends prior to the completion of the merger. The payment of cash dividends in the future will be dependent upon New CarLotz’ revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger. The payment of any cash dividends subsequent to the merger will be within the discretion of the New CarLotz board of directors at such time. New CarLotz’ ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing.
CarLotz
Historical market price information for CarLotz’ capital stock is not provided because there is no public market for CarLotz’ capital stock. See “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND OTHER INDUSTRY DATA
This proxy statement/prospectus/consent solicitation statement includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Acamar Partners and CarLotz. These statements are based on the beliefs and assumptions of the respective management teams of Acamar Partners and CarLotz. Although Acamar Partners and CarLotz believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Acamar Partners nor CarLotz can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions.
Forward-looking statements contained in this proxy statement/prospectus/consent solicitation statement include, but are not limited to, statements about the ability of Acamar Partners and CarLotz prior to the merger, and New CarLotz following the merger, to:
•
meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz;

•
realize the benefits expected from the proposed merger;

•
execute its geographic expansion strategy;

•
achieve the expected revenue growth and effectively manage growth;

•
achieve and maintain profitability in the future;

•
innovate and expand its technological leadership;

•
invest in additional reconditioning capacity;

•
further penetrate existing accounts and key vehicle channels;

•
add new corporate vehicle sourcing accounts;

•
increase its service offerings and price optimization;

•
effectively promote its brand and increase brand awareness;

•
expand its product offerings and introduce additional products and services;

•
enhance future operating and financial results;

•
acquire and protect intellectual property;

•
attract, train and retain key personnel, including sales and customer service personnel;

•
acquire and integrate other companies or technologies;

•
remediate material weakness in internal control over financial reporting;

•
comply with laws and regulations applicable to its business;

•
successfully defend litigation; and

•
successfully deploy the proceeds from the merger.

Forward-looking statements are not guarantees of future performance. You should not put undue reliance on these statements, which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere herein, could affect the future results of Acamar Partners and CarLotz prior to the merger, and New CarLotz following the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus/consent solicitation statement:

•
any delay in closing of the merger;

•
risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

•
risks of the automotive and used vehicle industries;

•
litigation, complaints, product liability claims or adverse publicity;

•
the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;

•
new entrants in the consignment-to-retail used vehicle business;

•
technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and

•
the ability to compete successfully with new and existing market participants.

In addition, the origination and retention of new corporate vehicle sourcing partners and further penetration of existing accounts will depend on various factors, including, but not limited to, expanding geographically, building brand awareness, local permitting, licensing and regulatory compliance and the ability of CarLotz prior to the merger, and New CarLotz following the merger, to manage anticipated expansion and to hire, train and retain personnel, the ability to introduce new products and services and general economic conditions.
These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus/consent solicitation statement are more fully described under the heading “Risk Factors” and elsewhere herein. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus/consent solicitation statement describe additional factors that could adversely affect the business, financial condition or results of operations of Acamar Partners and CarLotz prior to the merger, and New CarLotz following the merger.
New risks emerge from time to time and it is not possible to predict all such risks, nor can Acamar Partners or CarLotz assess the impact of those risks on the business of Acamar Partners and CarLotz prior to the merger, and New CarLotz following the merger, or the extent to which any risk or combination of risks may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to Acamar Partners or CarLotz or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Acamar Partners and CarLotz prior to the merger, and New CarLotz following the merger, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements of belief and similar statements reflect the beliefs and opinions of Acamar Partners or CarLotz, as applicable, on the relevant subject. These statements are based upon information available to Acamar Partners or CarLotz, as applicable, as of the date of this proxy statement/prospectus/consent solicitation statement, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that Acamar Partners or CarLotz, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.
Market, ranking and industry data used throughout this proxy statement/prospectus/consent solicitation statement are based on the good faith estimates of CarLotz’ management, which in turn are based upon CarLotz’ management’s review of internal surveys, independent industry surveys and publications, including reports by third party research analysts and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While CarLotz is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

This proxy statement/prospectus/consent solicitation statement includes our trademarks and trade names, including but not limited to the CarLotz trademark, which are protected under applicable intellectual property laws and are our property. This proxy statement/prospectus/consent solicitation statement also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus/consent solicitation statement may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

RISK FACTORS
In addition to the other information contained in this proxy statement/prospectus/consent solicitation statement, including the matters addressed under the heading “Forward-Looking Statements”, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus/consent solicitation statement.
Risks Related to CarLotz’ Business
The following risk factors apply to the business and operations of CarLotz and its consolidated subsidiaries and will also apply to the business and operations of New CarLotz following the completion of the merger. As used in this section, the terms “we”, “us” and “our” refer to CarLotz and New CarLotz, as applicable.
General business and economic conditions, and risk to the larger automotive ecosystem, including consumer demand, could adversely affect the market for used vehicles, which could reduce our revenue and profitability.
The market for used vehicles in the U.S. is affected by general business and economic conditions, especially as a result of the COVID-19 pandemic. The U.S. economy is currently experiencing a period of instability, and this volatility may result in reduced demand for our services, consigned and purchased vehicles and value-added products, reduced spending on vehicles, the inability of customers to obtain credit to finance purchases of vehicles, and decreased consumer confidence to make discretionary purchases, which will generally correspond to decreased consignment of vehicles as most vehicles are consigned to us in connection with a purchase of a replacement vehicle by the seller. Consumer purchases of vehicles and the consignment of vehicles for sale generally decline during recessionary periods and other periods in which disposable income is adversely affected.
Purchases of used vehicles and the consignment of vehicles for sale are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy and other factors, including rising interest rates, the cost of energy and gasoline, the availability and cost of consumer credit and reductions in consumer confidence. Fears of recession, stock market volatility, increased regulation and increased unemployment as a result of the COVID-19 pandemic may reduce our revenue.
In the event of a sustained revenue decline suffered by participants in the automotive markets, our competitors and car manufacturers may attempt to increase their sales by offering increased trade-in values for vehicles, reducing prices or increasing marketing expenditures, each of which may cause potential vehicle sourcing partners to perceive that there are higher value alternatives to consigning their vehicles for sale by us. Additionally, increases in unemployment rates may increase the number of loan and lease defaults, leading to repossessions, which are typically then re-sold by lenders in the wholesale market, which also reduces vehicles available for consignment and may also depress used car values.
A prolonged economic downturn that results in reduced demand for our services, vehicles and product offerings could have a material adverse effect on our business, financial condition and results of operations.
Our ability to increase revenues and grow our business could be materially and adversely affected if we are unable to execute our geographic expansion strategy.
The geographic expansion of our physical footprint is a critical component of our plans to increase our revenues and grow our business. As part of our growth plan, we need to locate, lease and establish desirable locations for our new retail hubs. The success of our geographic expansion strategy depends on a number of factors, including the identification of desirable locations that meet our standards, negotiation of acceptable lease terms while securing those favorable locations, including desired term, rent and tenant improvement allowances, and if entering a new market, the timely achievement of brand awareness and proper evaluation of the market. If we are unable to open and operate new retail hubs, if it takes us longer than anticipated to open such hubs or if the retail hubs we open are unprofitable or otherwise unsuccessful, our ability to increase revenues and grow our business could be materially and adversely affected.
We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business, financial condition and results of operations.
As described in greater detail in “Information About CarLotz”, our business is involved in the sourcing and sale of used vehicles. Used and new car dealerships, companies that provide listings, information and lead generation, as well as car-buying and car-selling services designed to help potential vehicle sellers and buyers and to enable dealers to reach these vehicle sellers and buyers, are sources of significant competition to our business. Some of these companies include:
•
traditional used vehicle dealerships, including those that may increase investment in their technology and infrastructure in order to compete directly with our omni-channel consignment-to-retail business model;

•
large national car dealers, such as CarMax and AutoNation, which are expanding into online sales, including omni-channel offerings;

•
on-line and physical auction businesses, such as ADESA, Manheim, ACV, BackLotCars, TradeRev and several smaller independent auctions that compete with us for the supply of our vehicles;

•
used car dealers or marketplaces with e-commerce business or online platforms such as Carvana, Vroom and Shift; and

•
the peer-to-peer used vehicle sales market, utilizing sites such as Google, Facebook, Craiglist.com, eBay Motors and Nextdoor.com.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products and services, which could have an adverse effect on our business, financial condition and results of operations.
Competitors may also attempt to replicate our business model and compete directly with us for the sourcing and sale of used vehicles. These competitors may have significantly greater financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than we have. As a result, these competitors may be able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. If we are unable to compete with these companies, the demand for our services could substantially decline.
Our business model relies on the willingness of sellers to consign their vehicles with us and in attracting effective sales and customer service professionals.
Our business depends on our ability to cost-effectively attract, retain and grow relationships with corporate vehicle sourcing partners and retail sellers, and in turn, on the supply of used vehicles sold through our marketplace. For the nine months ended September 30, 2020, three of our corporate vehicle sourcing partners, with whom we do not have long term consignment contracts, accounted for 49% of the cars we sold. To expand our consignment base, we must appeal to and contract with local and regional corporate accounts, as well as national accounts as we expand our geographic footprint, further penetrate existing corporate vehicle sourcing partners’ accounts and engage individuals who may be unfamiliar with our consignment-to-retail marketplace. Our strategy is to leverage our existing relationships to further penetrate existing corporate customers and rely on a variety of methods to scale our business in new markets, including traditional advertising, retail signage, targeted sales efforts and word-of-mouth. Although our strategy is to increase our brand marketing efforts as we expand geographically, we cannot be certain that these efforts will yield more corporate vehicle sourcing partners and retail sellers or be cost-effective.
To accomplish the foregoing goal, we rely on our sales and customer service employees to drive our supply of used vehicles by identifying, developing and maintaining relationships with our corporate vehicle sourcing partners. The process of identifying and hiring sales and customer service professionals with the combination of skills and attributes required can be difficult and require significant commitment of time. In addition, competition for qualified employees and personnel in the retail vehicle industry is intense and turnover among our sales and customer service professionals within a few years is not uncommon. Any shortage in sales and customer service professionals or delay in identifying and hiring quality sales and customer service professionals could have a negative impact on our business. If we are not successful in attracting and retaining effective sales and customer service professionals, the quantity and quality of our vehicle consignments may be negatively impacted, which could have a material adverse impact on our business, financial condition and results of operations.

We have a history of losses and we may not maintain profitability in the future.
We have experienced net losses of $12.7 million, $6.6 million and $2.5 million in the years ended December 31, 2019, 2018 and 2017, respectively. We expect to make significant investments to further develop and expand our business, and these investments may not result in increased revenue or growth on a timely basis or at all. We may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be adversely affected and we may not achieve or maintain profitability in the future. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to maintain profitability.
We may not be able to sustain our revenue growth rate or effectively manage growth.
Our revenue grew from $44.1 million for the year ended December 31, 2017 to $58.4 million for the year ended December 31, 2018 and $102.5 million for the year ended December 31, 2019. In the future, even if our revenue increases, our rate of growth may decline. In any event, we will not be able to grow as rapidly or at all if we do not:
•
successfully open additional retail hubs and increase our geographic footprint;

•
innovate and expand our technological leadership;

•
further penetrate our existing accounts and key vehicle channels;

•
add corporate vehicle sourcing partners;

•
successfully market our brand; and

•
increase our service offerings and price optimization.

We cannot assure you that we will be able to meet these objectives. As we continue to grow, we expect to invest substantial financial and other resources to:
•
expand into new geographic markets;

•
invest in our core suite of technology as well as various retail and processing enhancements;

•
invest in brand marketing and advertising; and

•
incur general administration, including legal, accounting and other compliance expenses related to being a public company.

Our historical growth and projected growth will continue to place significant demands on our management and on our operational and financial resources. Our business strategy involves significant growth in number of hubs, geographic footprint and the number of corporate vehicle sourcing partners, retail sellers and customers selling and buying cars through our platform. We have hired and expect to continue hiring additional personnel to support our planned growth. Our organizational structure is becoming more complex as we add staff, and we will need to improve our operational, legal, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the investment of valuable management resources to grow and develop in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the car buying and selling experience for our corporate vehicle sourcing partners, retail sellers and customers. A failure to manage our growth effectively to maintain the quality and efficiency of the car selling experience for our corporate vehicle sourcing partners, retail sellers and the quality of the vehicles we sell for our customers, could have a material adverse effect on our business, financial condition and results of operations.
Our business has grown rapidly as additional corporate vehicle sourcing partners and retail sellers have consigned cars to us and we have sold used cars and complementary products and services to customers through our platform. However, our business has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow our business and our historical revenue growth should not be considered indicative of our future performance. We also expect that our business will evolve in ways that may be difficult to predict. For example, over time our investments in new geographic markets and in our product offerings may be less productive than expected or be subject to unknown risks. An inability to adjust our strategy to meet changing market conditions could have an adverse effect on our business, financial condition and results of operations.
One or more of our corporate vehicle sourcing partners may represent 10% or more of our total vehicles consigned, and at times significantly more, in the normal course of our vehicle sourcing.
One or more of our corporate vehicle sourcing partners will often represent 10% or more of the vehicles we source over a particular period. For example, during the nine months ended September 30, we sourced 49% of our vehicles from three of our corporate vehicle sourcing partners. Over time, we may have concentrations of 10% or more for a number of reasons and the concentrations will often vary among corporate vehicle sourcing partners. Some corporate vehicle sourcing partners may make a supply of vehicles available at certain times of a given year, while others may increase or decrease their flow of vehicles for a number of reasons, including the performance of their business or prevailing business considerations and economic conditions.
Furthermore, at times, we may source a significantly higher portion of our consigned vehicles from one or more corporate vehicle sourcing partners. For the six months in the period ended November 30, 2020, two of our corporate vehicle sourcing partners, with whom we do not have long-term consignment contracts, accounted for more than 50% of the cars we sold and more than 50% of our revenues during this period was derived from the sale of these cars. Such concentrations can result from a variety of factors, some of which are beyond our control. During any given time period, we may elect to source a higher percentage of vehicles from one or more corporate vehicle sourcing partners for a variety of reasons, including the availability of specific vehicle makes and models.
Sourcing a significant portion of our consigned vehicles from a limited number of corporate vehicle sourcing partners exposes us to a number of risks. Our agreements with our corporate vehicle sourcing partners are generally subject to cancellation by either party upon 30 to 90 days’ notice. Generally, corporate vehicle sourcing partners make non-binding long-term commitments to us regarding consignment volumes. If a corporate vehicle sourcing partner from which we are sourcing a significant portion of our vehicles were to cease or significantly reduce making vehicles available to us, it could adversely affect our business, financial condition and results of operations as we would likely need to increase our sourcing of vehicles from other vehicle sourcing partners potentially on less favorable terms and conditions. Such an effort may take a number of months and may not precisely replicate the variety and quality of vehicles we have been sourcing from this single source. Further, we could be required to increase our purchasing of vehicles to maintain optimal inventory levels and mix as we work to increase vehicle supply from other vehicle sourcing partners, which could negatively affect our margins and gross profit per vehicle.
Our advertising activities may fail to efficiently drive growth in units sourced from corporate vehicle sourcing partners and retail sellers as well as units sold to buyers.
Our future growth and success will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs, and we plan to increase our investment in these activities as we expand geographically. These brand promotion activities may not yield increased revenue, and the efficacy of these activities will depend on a number of factors, including our ability to do the following:
•
determine the effective creative message and media mix for advertising, marketing and promotional expenditures;

•
select the right markets, media and specific media vehicles in which to advertise;

•
identify the most effective and efficient level of spending for each market, media and specific media vehicle; and

•
effectively manage marketing costs, including creative and media expenses, to maintain acceptable corporate vehicle sourcing partner, retail seller and buyer acquisition costs.

We expect to increase advertising spending in future periods to continue driving our growth. Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current channels, which, in turn, could adversely affect our operating results.
Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related increased expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similar or more effective channels, our marketing and advertising expenses could increase substantially, and thus our corporate vehicle sourcing partners, retail sellers and buyers could be adversely affected, and our business, financial condition and results of operations could be harmed.
Our business, financial condition and results of operations have been and will continue to be adversely affected by the recent COVID-19 outbreak.
In late 2019, a novel strain of coronavirus, now referred to as COVID-19, was identified in China. The virus has spread globally, resulting in governmental authorities implementing protective measures, such as travel restrictions, quarantines, shelter in place orders and shutdowns, in order to contain its spread and reduce its impact. This pandemic has significantly disrupted economies around the world, including the United States, and will likely continue to cause significant disruptions. While we believe our business is well positioned to take advantage of protective measures such as shelter in place orders and shutdowns, we saw a decrease in sales activity as consumers for the most part stayed home during the months of March through May of 2020 and could see additional decreases if additional restrictions are implemented. In addition, shutdowns that impact the ability of consumers to purchase vehicles, such as shutdowns of state Departments of Motor Vehicles, could result in decreased sales.
The COVID-19 outbreak has also significantly increased economic and demand uncertainty. For example, increases in unemployment and reduced access to financing and reductions in disposable income are likely to result in reduced consumer spending, including purchases of new and used cars. Additionally, disruption and volatility in the global capital markets can increase the cost of capital and adversely impact access to capital. It is also possible that the COVID-19 pandemic could result in additional changes that impact the market for vehicles generally. For example, to the extent COVID-19 results in more people working remotely on a long-term basis or moving out of densely populated urban areas, vehicle usage may decline, which could adversely impact the demand for vehicles and our services.
The extent to which the COVID-19 outbreak ultimately impacts our business, financial condition and results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity and duration of the COVID-19 outbreak and the effectiveness of actions taken to contain the COVID-19 outbreak or treat its impact, among others. Additionally, the COVID-19 outbreak may have the effect of heightening many of the other risks described in “Risk Factors”, including risks relating to general economic conditions.
Our ability to expand our product offerings and introduce additional products and services may be limited, which could have a material adverse effect on our business, financial condition and results of operations.
Currently, we offer third-party financing, insurance and vehicle protection products, which includes third-party financing of customers’ vehicle purchases, as well as other value-added products, such as vehicle service contracts. If we introduce new value-added products or expand existing offerings, we may incur losses or otherwise fail to enter these markets successfully. Entry into new markets may require us to compete with new companies, cater to new corporate vehicle sourcing partner, retail seller and customer expectations and comply with new complex regulations and licensing requirements, each of which will be unfamiliar. Accordingly, we could need to invest significant resources in market research, legal counsel and our organizational infrastructure, and a return on such investments may not be achieved for several years, if at all. Additionally, failure to comply with applicable regulations or to obtain required licenses could result in penalties or fines. Further, we may fail in demonstrating the value of any new value-added product to customers, which would compromise our ability to successfully create new revenue streams or receive returns in excess of investments. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.
We may experience damage or destruction to the vehicles consigned to us, or our processing centers or retail hubs, business interruptions or other liabilities, which may adversely impact our business, financial condition and results of operations.
We store the vehicles consigned to us at our eight retail hubs until they are sold to purchasers. These vehicles may be subject to damage resulting from transportation to and out of our facilities, improper or incorrect reconditioning techniques, damage resulting from accidents during customer test drives or damage resulting from improper delivery of the vehicle to purchasers. Any damage or catastrophic loss of vehicles stored at our locations, due to natural disasters, like hail, or man-made disasters, such as theft or vandalism, arsons, accidents or otherwise, would result in liability to our corporate vehicle sourcing partners or retail sellers for the expected value of the damaged or destroyed vehicle and, depending on the scale of damage, a significant disruption to our business. In addition, we may be subject to claims by employees, corporate vehicle sourcing partners, retail sellers, customers and third parties for personal injury or property damage.
While we carry insurance for all of our vehicles and the facilities in which the vehicles are stored, the insurance we carry may not continue to be available on commercially reasonable terms and, in any event, may not be adequate to cover all possible losses that our business could suffer. In the event that we suffer a catastrophic loss to one or more of our retail hubs or to the vehicles stored at our retail hubs, our liabilities may exceed the maximum insurance coverage amount, which could materially adversely impact our business, financial condition and results of operations.
We enter into alternative fee arrangements with certain of our corporate vehicle sourcing partners, which may cause our gross profit per vehicle to fluctuate from period to period.
In addition to our flat fee pricing model, we enter into alternative fee arrangements with certain of our corporate vehicle sourcing partners, which can include arrangements where we share a percentage of vehicle sale proceeds and/or customer fees with our corporate sourcing partners. Under these sharing arrangements, our gross profit for a particular unit could be higher or lower than the gross profit per unit we would realize under our flat fee pricing model depending on the unit’s sale price and fees we are able to charge in connection with the sale. As we do not have binding long term contracts with our corporate vehicle sourcing partners and do not require them to make vehicles available to us, our mix of vehicles sourced under alternative fee arrangements is likely to fluctuate over time. Our gross profit per unit is therefore likely to fluctuate from period to period, perhaps significantly, due to our sourcing partner mix as well as due to the sales prices and fees we are able to collect on the vehicles we source under alternative fee arrangements.
Our business is sensitive to changes in the prices of new and used vehicles.
Significant changes in retail prices for new or used vehicles could have a material adverse effect on our business, financial condition and results of operations. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to our customers than buying a used vehicle, reducing demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. Lower used vehicle prices could reduce the consignment of vehicles with us for sale, reducing our revenues.
We face a variety of risks associated with our inspection and reconditioning operations.
We operate our processing centers at several locations across the United States. If we are unable to operate our processing centers efficiently, we could experience delivery delays, a decrease in the quality of our reconditioning services, delays in listing our inventory, additional expenses and loss of potential and existing corporate vehicle sourcing partners and retail sellers and subsequent revenues, which may materially and adversely affect our business, financial condition and results of operations.

Additionally, in certain locations, we outsource reconditioning services to third party providers. If we are unable to maintain our relationship with our third-party service providers, such service providers cease to provide the services we need or such service providers are unable to effectively deliver services to our standards on timelines and at the prices we have negotiated, and we are unable to contract with alternative vendors or replace such service providers with our in house reconditioning specialists, we could experience delivery delays, a decrease in the quality of our reconditioning services, delays in listing vehicles consigned to us for sale and increased time to sale, additional expenses and loss of potential and existing corporate vehicle sourcing partners and retail sellers and subsequent revenues, which may materially and adversely affect our business, financial condition and results of operations.
We rely on third-party carriers to transport vehicles to our customers and we are subject to associated business risks and costs and with those of the transportation industry generally, many of which are out of our control.
We rely on third-party carriers to transport vehicles to our facilities as well as from our retail hubs to purchasers that elect to have their used vehicle delivered to them. As a result, we are exposed to risks associated with the transportation industry such as weather, traffic patterns, local and federal regulations, vehicular crashes, gasoline prices and lack of reliability of many independent carriers. Third-party carriers who deliver vehicles to our customers could adversely affect the customer experience if they do not perform to our standards of professionalism and courtesy, which could adversely impact our business (including our reputation), financial condition and results of operations.
Certain state laws prohibit or restrict vehicle consignment and, if additional states enact similar laws, our geographic expansion strategy and our business, financial condition and results of operations could be adversely affected.
Our consignment operations are prohibited under the laws of certain states, such as South Carolina, Ohio and Kentucky. If other states enact similar laws, we could be prevented from opening retail hubs in those states or, if we are already present in those states, we could be forced to cease operations in those states. In addition, we may face risks that state and national auto dealer associations lobby other state governments to enact similar vehicle consignment laws. If a significant number of states, in particular states where we have significant operations and consignment activity, were to enact similar laws, it could have a material adverse effect on our business, financial condition and results of operations.
We operate in a highly regulated industry and that is subject to a range of federal, state and local laws and regulations and if we fail to comply, our business, financial condition and results of operations could be adversely affected. In addition, some of these laws establish either a private right of action or permit private individuals and entities to enforce the same in the name of the relevant government entity.
Our business is and will continue to be subject to a wide range of federal, state and local laws and regulations, some of which are novel and without relevant precedent. Such laws and regulations include, but are not limited to:
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state and local licensing requirements;

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state and local titling and registration requirements;

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state laws regulating the sale of motor vehicles and related products and services;

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federal and state laws regulating vehicle financing;

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federal and state consumer protection laws; and

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federal and state data privacy laws.

The federal agencies that regulate our business and have the authority to enforce such regulations and laws against us include the U.S. Federal Trade Commission (the “FTC”), the U.S. Department of Transportation, the U.S. Occupational Health and Safety Administration, the U.S. Department of Justice and the U.S. Federal Communications Commission. For example, the FTC has jurisdiction to investigate and enforce our compliance with certain consumer protection laws and has brought enforcement actions against auto dealers relating to a broad range of practices, including the sale and financing of value-added or add-on products. We are also subject to a variety of federal laws that may require us to incur costs in order to be in compliance with such laws, including the Americans with Disabilities Act of 1990, or the ADA. Additionally, we are subject to regulation and audit by individual state dealer licensing authorities, state consumer protection agencies and state financial regulatory agencies and are subject to a variety of state laws. We are also subject to audit by such state regulatory authorities.
Our marketing and disclosure regarding the sale and servicing of vehicles is regulated by federal, state and local agencies, including the FTC and state attorneys general. Some of these authorities either establish a private right of action or permit a private individual or entity to enforce on behalf of a state entity (“private attorney general”). We have in the past been subject to claims under these laws, and we may experience additional claims in the future.
State dealer licensing authorities regulate the purchase and sale of used vehicles by dealers within their respective states. The applicability of these regulatory and legal compliance obligations to our e-commerce business is dependent on evolving interpretations of these laws and regulations and how our operations are, or are not, subject to them, and we may face regulatory action if regulators believe that we are not in compliance with such obligations. We are licensed as a dealer in each of the states in which operate one or more retail hubs and all of our vehicle transactions are conducted under such licenses. We believe that our activities in other states are not currently subject to their vehicle dealer licensing laws, however regulators could seek to enforce those laws against us. In addition, if we determine or are instructed by state regulators that obtaining a license in another state is necessary, either due to expansion or otherwise, we may not be able to obtain such a license within the timeframe we expect or at all.
Some states regulate retail installment sales, including setting a maximum interest rate, caps on certain fees or maximum amounts financed. In addition, certain states require that retail installment sellers file a notice of intent or have a sales finance license or an installment sellers license in order to solicit or originate installment sales in that state. All vehicle sale transactions and applicable retail installment financings are conducted under our state dealer licenses. As we seek to expand our operations and presence into other states, we may be required to obtain additional finance or other licenses, and we may not be able to obtain such licenses within the timeframe we expect or at all.
Any failure to renew or maintain any of the foregoing licenses would materially and adversely affect our business, financial condition and results of operations. Many aspects of our business are subject to regulatory regimes at the state and local level, and we may not have all licenses required to conduct business in every jurisdiction in which we operate. Despite our belief that we are not subject to certain licensing requirements of those state and local jurisdictions, regulators may seek to impose punitive fines for operating without a license or demand we seek a license in those state and local jurisdictions, any of which may inhibit our ability to do business in those state and local jurisdictions, increase our operating expenses and adversely affect our business, financial condition and results of operations.
In addition to these laws and regulations that apply specifically to the purchase, consignment and sale of used vehicles, our facilities and business operations are subject to laws and regulations relating to environmental protection, occupational health and safety and other broadly applicable business regulations. Increased environmental regulation may in the future limit the sale of the used vehicles that we sell or make it more expensive and less desirable for customers. We also are subject to laws and regulations involving taxes, tariffs, privacy and data security, anti-spam, pricing, content protection, credit and financing, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, unencumbered internet access to our platform, the design and operation of websites and internet neutrality.
After the completion of the merger, we will also be subject to laws and regulations affecting public companies, including securities laws and the Nasdaq listing rules. The violation of any of these laws or regulations could result in administrative, civil or criminal penalties or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations. We have incurred and will continue to incur capital and operating expenses and other costs to comply with these laws and regulations.
The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to evolving interpretations and continuous change.

If we do not adequately address the shift to mobile device technology by our corporate vehicle sourcing partners, retail sellers and customers, our operating results could be harmed and our growth could be negatively affected.
Our future success depends in part on our ability to provide adequate functionality for visitors who use mobile devices to shop for used cars and the number of transactions with us that are completed by those users on those devices. The shift to mobile technology by our corporate vehicle sourcing partners, retail sellers and customers may harm our business in the following ways:
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corporate vehicle sourcing partners, retail sellers and customers visiting our website from a mobile device may not accept mobile technology as a viable long-term platform to buy or sell a vehicle. This may occur for a number of reasons, including our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity;

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we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms;

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consumers using mobile devices may believe that our competitors offer superior products and features based in part on our inability to provide sufficient website functionality to convince a mobile device user to transact with us; or

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regulations related to consumer finance disclosures, including the Truth in Lending Act, may be interpreted, in the context of mobile devices, in a manner that could expose us to legal liability in the event we are found to have violated applicable laws.

If we do not develop suitable functionality for users who visit our website using a mobile device, our business, financial condition and results of operations could be harmed.
Our business is sensitive to conditions affecting automobile manufacturers generally, including vehicle recalls.
Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our business, financial condition and results of operations and could impact the supply of vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition and results of operations.
We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances and if such capital is not available, our business, financial condition and results of operations may be adversely affected.
We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to expand into additional markets, increase our marketing expenditures to improve our brand awareness, enhance our technology, develop new products or services or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us, or at all. In addition, any debt financing that we secure in the future could involve restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of Acamar Partners common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be adversely affected.
We face a variety of risks associated with identifying, leasing and dedicating capital expenditure for new locations.
We are required to obtain approvals, permits and licenses from state regulators and local municipalities to construct or renovate and operate our retail hubs. We may face delays in obtaining the requisite approvals, permits and licenses to renovate and operate our retail hubs or we may not be able to obtain them at all. If we encounter delays in obtaining or cannot obtain the requisite approvals, permits and licenses to renovate and operate our retail hubs in desirable locations, our business, financial condition and results of operations may be adversely affected.
A significant disruption in service on our website could damage our reputation and result in a loss of corporate vehicle sourcing partners, retail sellers and customers, which could harm our business, brand, financial condition and results of operations.
Our brand, reputation and ability to attract corporate vehicle sourcing partners, retail sellers and customers depend in large part on the reliable performance of our website and the supporting systems, technology and infrastructure. We may experience significant interruptions with our systems in the future. Interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, or physical or electronic break-ins, could affect the availability of our inventory on our website and prevent or inhibit the ability of our corporate vehicle sourcing partners, retail sellers and customers to access our website. Problems with the reliability or security of our systems could harm our reputation, result in a loss of corporate vehicle sourcing partners, retail sellers and customers and result in additional costs.
The communications, network and hardware to operate our website are provided to us by a third-party service provider and exist in fully redundant environments. In addition, we do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could damage our systems and hardware or could cause them to fail.
Problems faced by our third party web hosting providers could adversely affect the experience of our corporate vehicle sourcing partners, retail sellers and customers. For example, our third party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.
Any errors, defects, disruptions, or other performance or reliability problems with our network operations could interrupt our customers’ access to inventory and cause delays and result in additional expense in arranging access to new facilities and services, any of which could harm our business, financial condition and results of operations.
We rely on third party technology to complete critical business functions, and if that technology fails to adequately serve our needs and we cannot find alternatives, it may negatively impact our operating results.
We rely on third party technology for certain of our critical business functions, including customer identity verification for financing, network infrastructure for hosting our website and inventory data, software libraries and development environments and tools, and services to allow corporate vehicle sourcing partners, retail sellers and customers to digitally sign contracts. If these technologies fail or we cannot maintain our relationships with the technology providers and we cannot find suitable alternatives, our business, financial condition and results of operations may be adversely affected.
We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be adversely affected.
We believe our success depends on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our key employees or senior management, including our Chief Executive Officer, Michael Bor, could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Most of our staff are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be difficult to replace. We do not, and do not currently expect to have in the future, “key person” insurance on the lives of any member of our senior management. We may not be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.
We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to stockholders and otherwise disrupt our operations and adversely affect our operating results.
Our continued success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the automotive industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:
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diversion of management time and focus from operating our business to addressing acquisition integration challenges;

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coordination of technology, research and development and sales and marketing functions;

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transition of the acquired company’s users to our website and mobile applications;

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retention of employees from the acquired company;

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cultural challenges associated with integrating employees from the acquired company into our organization;

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integration of the acquired company’s accounting, management information, human resources and other administrative systems;

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the need to implement or improve controls, policies and procedures at a business that prior to the acquisition may have lacked effective controls, policies and procedures;

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potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our operating results;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could result in our failure to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and otherwise harm our business. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.
We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to various litigation matters from time to time, which could have a material adverse effect on our business, financial condition and results of operations. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.
If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations as a public company or prevent fraud, and investor confidence and the trading prices of our securities may be materially and adversely affected.
Prior to the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part, we have been a private company with internal accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2019 and 2018 and for the years in the three year period ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of GAAP and SEC rules. We are in the process of implementing a number of measures to address this material weakness. See “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting”. However, we cannot assure you that these measures will fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part, we will become subject to the Sarbanes-Oxley Act of 2002, and specifically to Section 404 thereof, which will require that we include a certification from management on the effectiveness of our internal controls in our annual report on Form 10-K. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems. We may be unable to complete our evaluation testing and any required remediation on a timely basis or at all.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or audited from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition and results of operations may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Insurance policies may not cover all of our operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.
We are subject to all of the operating hazards and risks normally incidental to the provision of auto sales. In addition to contractual provisions limiting our liability to our corporate vehicle sourcing partners, retail sellers, customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition and results of operations.
Certain of our third-party service providers are highly regulated financial institutions, and the federal and state laws related to financial services could have a direct or indirect material adverse effect on our business.
We have entered into agreements with various third-party financial institutions related to the financing by those institutions of our customers’ vehicle purchases as well as the provision of various value-added products. Our counterparties that are financial institutions are subject to extensive federal and state laws and regulations related to the provision of financial services, and their ability to provide financing and other products and services could be materially limited or eliminated as a result of financial regulatory or supervisory issues as well as changes in federal or state laws, regulations or guidance related to the provision of financial services. In the event of such disruptions, our business could be materially and adversely affected if we are unable, in a commercially reasonable manner, to identify and enter into alternative arrangements with other institutions on substantially similar terms as those that exist with our current providers.
Moreover, we are subject to contractual obligations requiring that we comply with, or help to facilitate compliance by our financial institution counterparties with, a broad range of regulatory requirements and obligations, including without limitation those related to sourcing partner and customer data, data security, privacy, anti-money laundering and the detection and prevention of financial crimes. The federal and state regulators responsible for implementing and enforcing these laws and regulations routinely examine our financial institution counterparties with respect to their compliance with such laws and regulations, including the extent to which these institutions’ third-party relationships may present compliance risks. Despite our best efforts to comply with all applicable regulatory and contractual obligations, it is possible that there could be some perceived or actual deficiency in our ability to adequately comply with financial regulatory requirements or to serve as a contractual counterparty to a regulated financial institution. Any such perceived or actual deficiency or risk to a regulated financial institution could result in a disruption of our relationship with that institution as well as with other lenders and other financial services counterparties, which could have a materially adverse impact on our business, financial condition and results of operations.
Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.
The labor costs associated with our operations, including our retail hubs, are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the U.S., as well as the minimum wage in a number of states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wages increase or related laws and regulations change, our labor costs may increase, which could have an adverse effect on our business, financial condition and results of operations. Increases in labor costs could force us to increase prices or reduce margins, which could adversely affect our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations.

Seasonal and other fluctuations in our quarterly operating results are likely and may not fully reflect the underlying performance of our business.
We expect our quarterly results of operations, including our revenue, cash flow and net profit or loss, to vary significantly in the future based in part on, among other things, seasonal and cyclical patterns in vehicle sales in the United States. Vehicle sales generally exhibit seasonality, with sales increasing in the first calendar quarter and continuing through the end of the summer, before exhibiting a drop in the fall. This seasonality historically corresponds with the timing of income tax refunds, which can provide a primary source of funds for customers’ payments on used vehicle purchases. Used vehicle prices also exhibit seasonality, with used vehicle prices depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year.
Additionally, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. Accordingly, our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year, and period-to-period comparisons of our operating results may not be meaningful.
We rely on Internet search engines to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic would decline and our business would be adversely affected.
We depend in part on Internet search engines, such as Google, to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. Our competitors may increase their search engine optimization efforts and outbid us for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ efforts are more successful than ours, overall growth in our corporate vehicle sourcing partner, retail seller and customer base could slow or our corporate vehicle sourcing partner, retail seller and customer base could decline. Internet search engine providers could provide automotive dealer and pricing information directly in search results, align with our competitors or choose to develop competing services. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through Internet search engines could harm our business, financial condition and results of operations.
We may be subject to adverse impacts from the existence of copycat websites that attempt to defraud our potential corporate vehicle sourcing partners, retail sellers or customers.
We have in the past, and may in the future, experience disruption in our business and adverse impacts to our brand from the posting by third parties of copycat websites that attempt to imitate the branding and functionality of our website and defraud our customers. If we become aware of such activities, we intend to employ technological or legal measures in an attempt to halt these operations. However, we may be unable to detect all such activities or operations in a timely manner and, even if we do detect such activities or operations, our attempts at implementing technological measures and seeking legal recourse from appropriate governmental authorities may be insufficient to halt these operations. In some cases, particularly in the case of entities operating outside of the U.S., our available remedies may not be adequate to protect us or our customers against the impact of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, financial condition and results of operations. In addition, to the extent that such activity creates confusion among customers, our brand and business could be materially harmed.
We operate a wholly-owned captive reinsurance subsidiary and participate in a reinsurance program for extended warranties. Our reinsurance program for extended warranties may not be successful or may incur larger losses than anticipated, which could harm our business and reputation.
We operate a wholly-owned captive reinsurance subsidiary in connection with certain extended warranty contracts that we offer to our customers for sale by a third party servicer. Our captive reinsurance subsidiary then contracts with the third party servicer to reinsure the claims made under the extended warranties in exchange for which the third party servicer pays the premiums collected on the policies to the reinsurance subsidiary. The purpose of our reinsurance subsidiary is to absorb negative loss developments. Specifically, with product warranty programs, future developments regarding the products comprising the program and their attendant loss development remains uncertain. If future losses materially deviate from our current estimates, they may exceed the amounts collected for the payment of claims, which could render the reinsurance subsidiary unable to pay claims, which could result in our no longer being able to offer these products, subject us to third party claims and harm our reputation and ability to sell our other finance and insurance products, which could have a materially adverse effect on our business, financial condition and results of operations.
If our wholly-owned captive insurance subsidiary becomes subject to a bankruptcy or similar proceeding, we may be liable for its outstanding obligations.
We have structured our wholly-owned captive reinsurance subsidiary to be bankruptcy remote with the intention that assets of CarLotz would not be available to satisfy creditors. We can provide no guarantees that, in the actual event of a bankruptcy or similar proceeding, the structure of our reinsurance subsidiary will operate as intended. In addition, existing or future laws and regulations may be interpreted differently and may limit the extent of bankruptcy protections provided to us by our subsidiary.
Risks Related to Intellectual Property and Data Privacy
The following risk factors apply to the business and operations of CarLotz and its consolidated subsidiaries and will also apply to the business and operations of New CarLotz following completion of the merger. As used in this section, the terms “we”, “us” and “our” refer to CarLotz and New CarLotz, as applicable.
If we fail to adequately protect our intellectual property, technology and confidential information, it could adversely affect our business, financial condition and results of operations.
Our business depends on our intellectual property, technology and confidential information, the protection of which is crucial to the success of our business. We attempt to protect our intellectual property, technology and confidential information by requiring certain of our employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements. These agreements may not effectively grant all necessary rights to any inventions that may have been developed by the employees and consultants. In addition, these agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.
We currently hold rights to the “CarLotz.com” Internet domain name and various other related domain names. The regulation of domain names in the U.S. is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name CarLotz or are otherwise important for our business.
We collect, process, store, share, disclose and use personal information and other data relating to our customers and corporate vehicle sourcing partners and retail sellers, and our actual or perceived failure to protect such information and data could damage our reputation and brand and adversely affect our business, financial condition and results of operations.
We collect, process, store, share, disclose and use personal information and other data provided by our sourcing partners and customers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of such information. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by our sourcing partners, customers and vendors could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could adversely affect our business, financial condition and results of operations.
Additionally, concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy related matters, even if unfounded, could harm our business, financial condition and results of operations.
There are numerous federal, state and local laws regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations and that may be costly to comply with and may be inconsistent between jurisdictions or conflict with other rules. Federal and various state governmental bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding, the collection, distribution, use, disclosure, storage and security of certain categories of information. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from exploitation of a vulnerability in our systems or services or by our service providers and/or partners. For example, the State of California recently enacted the California Consumer Privacy ACT (the “CCPA”). The CCPA expands the scope of what is considered “personal information” and creates new data access and opt-out rights for consumers, which may create new requirements for us and other companies that operate in California. We are also subject to state and federal laws and regulations regarding telemarketing and other telephonic communications and state and federal laws regarding unsolicited commercial emails, as well as regulations relating to automated telemarketing calls, texts or SMS messages.
We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties and may agree to additional contractual requirements addressing these matters from time to time. We strive to comply with applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Our compliance with these various requirements increases our operating costs, and additional laws, regulations, standards or protocols (or new interpretations of existing laws, regulations, standards or protocols) in these areas may further increase our operating costs and adversely affect our ability to effectively market our products and services. In view of new or modified legal obligations relating to privacy, data protection or information security, or any changes in their interpretation, we may find it necessary or desirable to change certain business activities and practices or to expend significant resources to modify our products and services and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all.
Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to our sourcing partners or customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other sourcing partner or customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our sourcing partners, customers and vendors to lose trust in us, which could have an adverse effect on our business. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put our sourcing partner, customer or vendors’ information at risk and could in turn harm our reputation, business, financial condition and results of operations.
We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business, financial condition and results of operations.
We may from time to time face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors. We may be unaware of the intellectual property rights that others may claim over some or all of our technology or services. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering some features, purchase licenses or modify our products and features while we develop non-infringing substitutes, or may result in significant settlement costs.
Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition and results of operations.
Risks Related to the Merger
Acamar Partners may not be able to complete the merger or any other business combination within the prescribed time frame, in which case Acamar Partners would cease all operations except for the purpose of winding up and would redeem its public shares and liquidate.
Acamar Partners must complete an initial business combination by the Outside Date. Acamar Partners may not be able to consummate the merger or any other business combination by such date. If Acamar Partners has not completed any initial business combination by such date, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and minus an amount up to $100,000 to pay dissolution expenses) divided by the number of the then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Acamar Partners’ remaining stockholders and board of directors, dissolve and liquidate, subject in each case to Acamar Partners’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, based on the current amount of funds on deposit in the Trust Account, Acamar Partners’ public stockholders would receive only $10.174 per public share upon the redemption of their shares (as of September 30, 2020), and their warrants would expire worthless.
Because the market price of shares of Acamar Partners Class A common stock will fluctuate, CarLotz’ stockholders cannot be certain of the value of the merger consideration they will receive until the Closing of the merger.
Upon completion of the merger, each share of CarLotz common stock and CarLotz preferred stock (after payment of the per share liquidation preference of $18.1775 in cash) will be converted into the right to receive cash, shares of Acamar Partners Class A common stock and a contingent and non-assignable right to receive additional shares of Acamar Partners Class A common stock (based upon the CarLotz shares and options outstanding as of the date hereof, each share of CarLotz common stock and preferred stock would be converted into a right to receive $4.964 in cash, 10.1927 shares of Acamar Partners Class A common stock and a contingent and non-assignable right to receive an additional 1.1242 shares of Acamar Partners Class A common stock). The stock component of the merger consideration that CarLotz stockholders will receive is a fixed number of shares of Acamar Partners Class A common stock; it is not a number of shares with a particular fixed market value. See “The Merger — Terms of the Merger”. The market price of Acamar Partners Class A common stock at the effective time of the merger may vary significantly from its price on the date the merger agreement was executed or on other dates, including the date on which CarLotz stockholders provide written consent to the adoption of the merger agreement and the transactions contemplated thereby. Because the exchange ratio is a fixed amount (based upon the CarLotz shares and options outstanding as of the date hereof, 10.1927 shares of Acamar Partners Class A common stock per share of CarLotz common or preferred stock) and will not be adjusted to reflect any changes in the market price per share of the Acamar Partners Class A common stock, the market price of those shares issued in connection with the merger may be higher or lower than the prices on earlier dates, and may be higher or lower than the price used to determine the exchange ratio. Accordingly, at the time written consent to the CarLotz Merger Proposal is received, CarLotz stockholders will not know or be able to calculate the market price of the Acamar Partners Class A common stock they would receive at Closing of the merger. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Acamar Partners, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Acamar Partners and CarLotz.

Acamar Partners has a limited ability to assess the management of CarLotz’ business and, as a result, cannot assure you that CarLotz’ management has all the skills, qualifications or abilities to manage a public company.
Acamar Partners’ ability to assess CarLotz’ management may be limited due to a lack of time, resources or information. Acamar Partners’ assessment of the capabilities of CarLotz’ management, therefore, may prove to be incorrect, and CarLotz management may lack the skills, qualifications or abilities that Acamar Partners believed CarLotz management had. Should CarLotz’ management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of New CarLotz post-merger may be negatively impacted.
CarLotz stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
CarLotz stockholders currently have the right to vote in the election of the CarLotz board of directors and on other matters requiring stockholder approval under Delaware law and the Existing CarLotz Charter and bylaws. Upon completion of the merger, CarLotz stockholders who become New CarLotz stockholders will have a percentage ownership of New CarLotz that is smaller than such ownership of CarLotz. Additionally, two of the expected nine members of the New CarLotz board of directors following the merger will be appointed by the Sponsor. Based on the number of issued and outstanding CarLotz shares and options as of the date hereof, and based on the exchange ratio applicable to the merger, CarLotz stockholders and optionholders, as a group, will receive shares representing approximately 55.4% of the shares of New CarLotz common stock expected to be outstanding immediately after the merger (assuming no redemptions by current Acamar Partners public stockholders and excluding the Earnout Shares, the Earnout Acquiror RSUs, any options or warrants to purchase New CarLotz common stock that will be outstanding following the merger or any equity awards that may be issued under the proposed 2020 Plan following the merger and shares purchased by such persons in the PIPE Investment). Because of this, current CarLotz stockholders, as a group, will have less influence on the board of directors, management and policies of New CarLotz than they now have on the board of directors, management and policies of CarLotz.
Acamar Partners stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
Upon the issuance of the shares of Acamar Partners Class A common stock to CarLotz stockholders and the Subscribers, the percentage ownership of current Acamar Partners stockholders will be diluted. Additionally, of the expected nine members of the New CarLotz board of directors after the completion of the merger, only two will be appointed by current Acamar Partners stockholders and the rest will be current CarLotz directors or appointed by current CarLotz stockholders. Because of this, current Acamar Partners stockholders, as a group, will have less influence on the board of directors, management and policies of New CarLotz than they now have on the board of directors, management and policies of Acamar Partners. See “Certain Other Agreements Related to the Merger — New CarLotz Stockholders Agreement”.
The market price of shares of New CarLotz common stock after the merger may be affected by factors different from those currently affecting the prices of shares of Acamar Partners Class A common stock.
Upon completion of the merger, holders of shares of CarLotz common stock and preferred stock will become holders of shares of New CarLotz common stock. Prior to the merger, Acamar Partners has had limited operations. Upon completion of the merger, New CarLotz’ results of operations will depend upon the performance of New CarLotz’ businesses, which are affected by factors that are different from those currently affecting the results of operations of Acamar Partners.
Acamar Partners has not obtained an opinion from an independent investment banking firm confirming that the merger consideration is fair to Acamar Partners stockholders from a financial point of view.
Acamar Partners is not required to obtain, and has not obtained, an opinion from an independent investment banking firm that the merger consideration it is paying for CarLotz is fair to Acamar Partners stockholders from a financial point of view. The fair market value of CarLotz has been determined by the Acamar Partners board of directors based upon standards generally accepted by the financial community, such as potential sales and the price at which comparable businesses or assets have been valued. Acamar Partners stockholders will be relying on the judgment of the Acamar Partners board of directors with respect to such matters.
The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement conditions closing of the merger to a number of conditions, including approval of the merger agreement and Charter Amendment by CarLotz stockholders, approval of the proposals required to effect the merger by Acamar Partners stockholders, receipt of certain regulatory approvals, effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part, approval of the shares of Acamar Partners Class A common stock to be issued to CarLotz stockholders for listing on Nasdaq, satisfying the Minimum Cash Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements (subject to the materiality standards set forth in the merger agreement). These closing conditions may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approvals, or Acamar Partners or CarLotz may elect to terminate the merger agreement in certain other circumstances.
We cannot assure you that the New CarLotz common stock will be approved for listing on Nasdaq or that New CarLotz will be able to comply with the continued listing standards of Nasdaq.
In connection with the closing, Acamar Partners intends to list the New CarLotz common stock and warrants on Nasdaq under the symbols “LOTZ” and “LOTZW”, respectively. New CarLotz’ continued eligibility for listing may depend on the number of shares of Acamar Partners common stock that are redeemed. If, after the merger, Nasdaq delists the New CarLotz common stock from trading on its exchange for failure to meet the listing standards and New CarLotz is not able to list such securities on another national securities exchange, New CarLotz expects such securities could be quoted on an over-the-counter market. If this were to occur, New CarLotz and its stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for New CarLotz’ securities;

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reduced liquidity for New CarLotz’ securities;

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a determination that the New CarLotz common stock is a “penny stock”, which will require brokers trading the New CarLotz common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New CarLotz common stock;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

Acamar Partners and CarLotz will be subject to business uncertainties while the merger is pending.
Uncertainty about the closing or effect of the merger may affect the relationship between Acamar Partners and CarLotz and their respective suppliers, customers, distributors, licensors and licensees during the pendency of the merger. Any such impact may have an adverse effect on Acamar Partners or CarLotz, and consequently on New CarLotz. These uncertainties may cause parties that deal with Acamar Partners or CarLotz to seek to change existing business relationships with them and to delay or defer decisions concerning Acamar Partners or CarLotz. Changes to existing business relationships, including termination or modification, could negatively affect each of Acamar Partners’ and CarLotz’ revenue, earnings and cash flow, as well as the market price of Acamar Partners Class A common stock. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in closing of the merger or termination of the merger agreement.

Additionally, the attention of Acamar Partners’ and CarLotz’ management may be directed towards the completion of the merger, including obtaining regulatory approvals and other transaction-related considerations, and may be diverted from the day-to-day business operations of Acamar Partners and CarLotz, as applicable, and matters related to the merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Acamar Partners and CarLotz, as applicable. Further, the merger may give rise to potential liabilities, including as a result of pending and future stockholder lawsuits relating to the merger. Any of these matters could adversely affect the businesses, financial condition or results of operations of Acamar Partners and CarLotz.
Third parties may terminate or alter existing contracts or relationships with Acamar Partners or CarLotz.
Acamar Partners and CarLotz have contracts with customers, distributors, affiliates, landlords, licensors and other business partners that may require Acamar Partners or CarLotz, as applicable, to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Acamar Partners or CarLotz currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the merger, or with New CarLotz following the merger. The pursuit of such rights may result in Acamar Partners, CarLotz or New CarLotz suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit New CarLotz’ ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the closing of the merger or the termination of the merger agreement.
Acamar Partners and CarLotz will incur substantial transaction fees and costs in connection with the merger and the integration of their businesses.
Acamar Partners and CarLotz have incurred and expect to incur additional material non-recurring expenses in connection with the merger and the completion of the transactions contemplated by the merger agreement and related transaction agreements. While both Acamar Partners and CarLotz have assumed that a certain level of expenses would be incurred in connection with the merger, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration and implementation of the combined businesses. Additional unanticipated costs may be incurred in the course of conducting the business of New CarLotz after the completion of the merger.
Termination of the merger agreement could negatively impact CarLotz and Acamar Partners.
If the merger is not completed for any reason, including as a result of CarLotz stockholders declining to adopt the merger agreement and related proposals or Acamar Partners stockholders declining to approve the proposals required to effect the merger, the ongoing businesses of CarLotz and Acamar Partners may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, CarLotz and Acamar Partners would be subject to a number of risks, including the following:
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CarLotz or Acamar Partners may experience negative reactions from the financial markets, and Acamar Partners may experience a negative reaction to its stock price (including to the extent that current market prices reflect a market assumption that the merger will be completed);

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CarLotz may experience negative reactions from its customers, corporate vehicle sourcing partners, retail sellers and employees;

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CarLotz and Acamar Partners will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

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since the merger agreement restricts the conduct of CarLotz’ and Acamar Partners’ businesses prior to the completion of the merger, each of CarLotz and Acamar Partners may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available. See “The Merger Agreement — Covenants of the Parties”.

If the merger agreement is terminated and the CarLotz board of directors seeks another merger or business combination, CarLotz stockholders cannot be certain that CarLotz will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Acamar Partners has agreed to provide in the merger or that such other merger or business combination is completed. If the merger agreement is terminated and the Acamar Partners board of directors seeks another merger or business combination, Acamar Partners stockholders cannot be certain that Acamar Partners will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See “The Merger Agreement — Termination”.
CarLotz directors and officers may have interests in the merger different from the interests of CarLotz stockholders.
The transaction committee of the CarLotz board of directors negotiated the terms of the merger agreement with the executive officers of Acamar Partners, and the CarLotz board of directors determined that entering into the merger agreement was in the best interests of CarLotz and its stockholders, declared the merger agreement advisable and recommended that CarLotz stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus/consent solicitation statement, you should be aware that CarLotz executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of CarLotz stockholders. The CarLotz board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to CarLotz stockholders that they vote to approve the merger (including by the Supermajority Approval). See “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.
Acamar Partners directors and officers may have interests in the merger different from the interests of Acamar Partners stockholders.
Executive officers of Acamar Partners negotiated the terms of the merger agreement with their counterparts at CarLotz, and the Acamar Partners board of directors determined that entering into the merger agreement was in the best interests of Acamar Partners and its stockholders, declared the merger agreement advisable and recommended that Acamar Partners stockholders approve the proposals required to effect the merger. In considering these facts and the other information contained in this proxy statement/prospectus/consent solicitation statement, you should be aware that Acamar Partners executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Acamar Partners stockholders. The Acamar Partners board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to Acamar Partners stockholders that they vote to approve the merger. See “The Merger — Interests of Acamar Partners’ Directors and Officers in the Merger”.
Acamar Partners and CarLotz may be materially adversely affected by negative publicity related to the proposed merger and in connection with other matters.
From time to time, political and public sentiment in connection with the merger and in connection with other matters could result in a significant amount of adverse press coverage and other adverse public statements affecting Acamar Partners and CarLotz. Adverse press coverage and other negative publicity, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Acamar Partners’ and CarLotz’ respective businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Acamar Partners and CarLotz, on the morale and performance of their employees and on their relationships with regulators. It may also have an adverse impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Acamar Partners’ and CarLotz’ respective businesses, financial condition and results of operations.

The merger agreement contains provisions that may discourage other companies from attempting to acquire CarLotz for greater merger consideration.
The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to CarLotz that might result in greater value to CarLotz stockholders than the merger with Acamar Partners or may result in a potential competing acquirer proposing to pay a lower per share price to acquire CarLotz than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on CarLotz from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by the CarLotz board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions.
The merger agreement contains provisions that may discourage Acamar Partners from seeking an alternative business combination.
The merger agreement contains provisions that prohibit Acamar Partners, subject to certain exceptions relating to the exercise of fiduciary duties by the Acamar Partners board of directors, from seeking alternative business combinations during the pendency of the merger. Further, if Acamar Partners is unable to obtain the requisite approval of its stockholders, either party may terminate the merger agreement.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus/consent solicitation statement is preliminary and the actual financial condition and results of operations after the merger may differ materially.
The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what CarLotz’ actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Acamar Partners and CarLotz currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to CarLotz’ net assets. The purchase price allocation reflected herein is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of CarLotz as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus/consent solicitation statement. See “Selected Unaudited Pro Forma Financial Information”.
CarLotz stockholders will have their rights as stockholders governed by the organizational documents of New CarLotz.
As a result of the completion of the merger, holders of shares of CarLotz common stock and preferred stock may become holders of shares of New CarLotz common stock, which will be governed by the organizational documents of New CarLotz. As a result, there will be differences between the rights currently enjoyed by CarLotz stockholders and the rights of those stockholders who become New CarLotz stockholders. See “Comparison of Stockholders’ Rights”.
The Sponsor has agreed to vote in favor of the proposals at the Acamar Partners Special Meeting, regardless of how public stockholders vote.
As of the date hereof, the Founder Shares owned by the Sponsor represent approximately 20.0% of the voting power of the outstanding shares of Acamar Partners common stock. Pursuant to the Sponsor Letter Agreement, the Sponsor has agreed to vote its Founder Shares and any public shares held by it in favor of each of the proposals at the Acamar Partners Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor to vote in favor of each of the proposals at the Acamar Partners Special Meeting will increase the likelihood that Acamar Partners will receive the requisite stockholder approval for the merger and the transactions contemplated thereby.

The Sponsor and Acamar Partners’ directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing shares or warrants from the public, that may influence the outcome of the merger and reduce the public “float” of the New CarLotz common stock.
The Sponsor and Acamar Partners’ directors, officers, advisors or their affiliates may purchase Acamar Partners public shares or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the consummation of the merger, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Acamar Partners’ shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Acamar Partners’ directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Acamar Partners public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Additionally, at any time at or prior to the merger, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Acamar Partners’ directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the merger or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. The purpose of any such transaction could be to (a) vote such shares in favor of the merger and thereby increase the likelihood of obtaining stockholder approval of the merger or (b) reduce the number of Acamar Partners warrants outstanding or to vote such warrants on any matters submitted to the Acamar Partners warrant holders for approval in connection with the merger, where it appears that such requirement would otherwise not be met. This may result in the consummation of the merger that would otherwise not have been possible.
In addition, if such purchases are made, the public “float” of Acamar Partners Class A common stock or Acamar Partners warrants and the number of beneficial holders of Acamar Partners securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of New CarLotz securities on a national securities exchange.
If third parties bring claims against Acamar Partners, the proceeds held in the Trust Account could be reduced, and the per share redemption amount received by Acamar Partners stockholders may be less than $10.00 per share.
The deposit of funds in the Trust Account by Acamar Partners may not protect those funds from third-party claims against Acamar Partners. Although Acamar Partners has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Acamar Partners waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Acamar Partners public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Acamar Partners’ assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Acamar Partners’ management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Acamar Partners than any alternative. Making such a request of potential target businesses may make Acamar Partners’ acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that Acamar Partners might pursue.
Examples of possible instances where Acamar Partners may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acamar Partners and will not seek recourse against the Trust Account for any reason.
The Sponsor has agreed that it will be liable to Acamar Partners for any claims by a third party for services rendered or products sold to Acamar Partners, or by a prospective target business with which Acamar Partners has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account resulting from reductions in the value of the trust assets, in each case, net of the amount of interest that may be withdrawn to pay taxes. This liability will not apply to claims by a third party that executed a waiver of any and all rights to seek access to the funds in the Trust Account and except as to any claims under Acamar Partners’ indemnity of the underwriters of the Acamar Partners IPO against certain liabilities, including liabilities under the Securities Act. Moreover, if an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Acamar Partners has not independently verified whether the Sponsor, which is a newly formed entity, has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Acamar Partners. Acamar Partners has not asked the Sponsor to reserve for such indemnification obligations.
Therefore, Acamar Partners cannot assure you that the Sponsor would be able to comply with those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Acamar Partners’ initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, Acamar Partners may not be able to complete its initial business combination, and Acamar Partners stockholders would receive such lesser amount per public share in connection with any redemption of their public shares. None of Acamar Partners’ officers will indemnify Acamar Partners for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the merger, the Acamar Partners board of directors will not have the ability to adjourn the Acamar Partners Special Meeting in order to solicit further votes, and, therefore, the merger will not be approved.
The Acamar Partners board of directors is seeking approval to adjourn the Acamar Partners Special Meeting if at the Acamar Partners Special Meeting there are insufficient votes to approve consummation of the merger. If the Adjournment Proposal is not approved, the Acamar Partners board of directors will not have the ability to adjourn the Acamar Partners Special Meeting to a later date and, therefore, will not have sufficient time to solicit votes to approve consummation of the merger, which would not be completed.
Risks Related to Ownership of New CarLotz Common Stock
The New CarLotz stock price may change significantly following the merger and you could lose all or part of your investment as a result.
The trading price of New CarLotz common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of New CarLotz common stock at an attractive price due to a number of factors such as those listed in “— Risks Related to CarLotz’ Business” and the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of New CarLotz’ competitors;

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changes in expectations as to New CarLotz’ future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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declines in the market prices of stocks generally;

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strategic actions by New CarLotz or its competitors;

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announcements by New CarLotz or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

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any significant change in New CarLotz’ management;

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changes in general economic or market conditions or trends in New CarLotz’ industry or markets;

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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New CarLotz’ business;

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future sales of New CarLotz common stock or other securities;

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investor perceptions of the investment opportunity associated with New CarLotz common stock relative to other investment alternatives;

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the public’s response to press releases or other public announcements by New CarLotz or third parties, including New CarLotz’ filings with the SEC;

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litigation involving New CarLotz, New CarLotz’ industry, or both, or investigations by regulators into New CarLotz’ operations or those of New CarLotz’ competitors;

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guidance, if any, that New CarLotz provides to the public, any changes in this guidance or New CarLotz’ failure to meet this guidance;

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the development and sustainability of an active trading market for New CarLotz common stock;

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actions by institutional or activist stockholders;

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changes in accounting standards, policies, guidelines, interpretations or principles; and

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other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New CarLotz common stock, regardless of New CarLotz’ actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New CarLotz common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New CarLotz was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New CarLotz’ business regardless of the outcome of such litigation.
Because there are no current plans to pay cash dividends on the New CarLotz common stock for the foreseeable future, you may not receive any return on investment unless you sell your New CarLotz common stock at a price greater than what you paid for it.
New CarLotz intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New CarLotz common stock will be at the sole discretion of the New CarLotz board of directors. The New CarLotz board of directors may take into account general and economic conditions, New CarLotz’ financial condition and results of operations, New CarLotz’ available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New CarLotz to its stockholders or by its subsidiaries to it and such other factors as the New CarLotz board of directors may deem relevant. As a result, you may not receive any return on an investment in New CarLotz common stock unless you sell your New CarLotz common stock for a price greater than that which you paid for it.
New CarLotz stockholders may experience dilution in the future.
The percentage of shares of New CarLotz common stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that New CarLotz may grant to its directors, officers and employees, exercise of the New CarLotz warrants or meeting the conditions under the Earnout Shares. Such issuances may have a dilutive effect on New CarLotz’ earnings per share, which could adversely affect the market price of New CarLotz common stock.
If securities or industry analysts do not publish research or reports about New CarLotz’ business, if they change their recommendations regarding New CarLotz common stock or if New CarLotz’ operating results do not meet their expectations, the New CarLotz common stock price and trading volume could decline.
The trading market for New CarLotz common stock will depend in part on the research and reports that securities or industry analysts publish about New CarLotz or its businesses. If no securities or industry analysts commence coverage of New CarLotz, the trading price for New CarLotz common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover New CarLotz downgrade its securities or publish unfavorable research about its businesses, or if New CarLotz’ operating results do not meet analyst expectations, the trading price of New CarLotz common stock would likely decline. If one or more of these analysts cease coverage of New CarLotz or fail to publish reports on New CarLotz regularly, demand for New CarLotz common stock could decrease, which might cause the New CarLotz common stock price and trading volume to decline.
Future sales, or the perception of future sales, by New CarLotz or its stockholders in the public market following the merger could cause the market price for New CarLotz common stock to decline.
The sale of shares of New CarLotz common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New CarLotz common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New CarLotz to sell equity securities in the future at a time and at a price that it deems appropriate.
Upon consummation of the merger, New CarLotz will have a total of 113,617,806 shares of New CarLotz common stock outstanding (109,798,141 excluding certain shares of the Sponsor subject to forfeiture). All shares currently held by Acamar Partners public stockholders and all of the shares issued in the merger to existing CarLotz stockholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than New CarLotz’ “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New CarLotz’ directors, executive officers and other affiliates.
In connection with the merger, certain existing CarLotz stockholders, who are expected to collectively own 46,412,225 shares of New CarLotz common stock following the merger, have agreed with Acamar Partners, subject to certain exceptions, not to dispose of or hedge any of their shares of New CarLotz common stock or securities convertible into or exchangeable for shares of New CarLotz common stock during the period from the date of the Closing continuing through the earliest of: (i) the date that is 180 days from the Closing Date; (ii) the last consecutive trading day when the last reported sale price of New CarLotz common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date (the “Acceleration Date”); or (iii) such date on which New CarLotz completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New CarLotz stockholders having the right to exchange their shares of New CarLotz common stock for cash, securities or other property (the “Reorganization”, and such date the “Reorganization Date”). Similarly, the Sponsor, who is expected to own 7,889,330 shares of New CarLotz common stock following the merger (including shares committed to be purchased by the Sponsor in the PIPE Investment), has agreed with Acamar Partners and CarLotz, subject to certain exceptions, not to dispose of or hedge any of their shares of New CarLotz common stock:
(a)
with respect to 50% of the shares, from the Closing Date until the earliest of (A) one year after the completion of the merger, (B) the Acceleration Date and (C) the Reorganization Date, provided such Reorganization results in New CarLotz common stockholders receiving at least $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like);

(b)
with respect to 25% of the shares, the date on which the closing price of New CarLotz common stock has exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) over any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date; and

(c)
with respect to 25% of the shares, the date on which the closing trading price of New CarLotz common stock has exceeded $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) over any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date;

(d)
provided that, if any condition set forth in clause (b) or (c) above is not met before the first business day following 60 months from the Closing Date, the applicable portion of the shares will be forfeited. See “Certain Other Agreements Related to the Merger — Registration Rights and Lock-up Agreement”.

Pursuant to a Registration Rights and Lock-up Agreement, certain stockholders will have the right, subject to certain conditions, to require New CarLotz to register the sale of their shares of New CarLotz common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New CarLotz common stock to decline. Following completion of the merger, the shares covered by registration rights would represent approximately 47.8% of the outstanding shares of New CarLotz common stock assuming no redemptions by current Acamar Partners public stockholders and excluding the Earnout Shares, the Earnout Acquiror RSUs, any options or warrants to purchase New CarLotz common stock that will be outstanding following the merger or any equity awards that may be issued under the proposed 2020 Plan following the merger and any shares to be purchased by such persons in the PIPE Investment.
As restrictions on resale end or if these stockholders exercise their registration rights, the trading price of shares of New CarLotz common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New CarLotz to raise additional funds through future offerings of shares of New CarLotz common stock or other securities.
In addition, the shares of New CarLotz common stock reserved for future issuance under New CarLotz’ equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 8% of the fully diluted shares of New CarLotz common stock immediately following consummation of the merger (excluding the Earnout Shares and Earnout Acquiror RSUs) are expected to be reserved for future issuance under its equity incentive plans. The number of shares available for issuance under the plans will be automatically increased on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the lesser of (i) 2% of the outstanding shares of New CarLotz common stock on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the New CarLotz board of directors. The compensation committee of the New CarLotz board of directors, once constituted, may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. New CarLotz is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New CarLotz common stock or securities convertible into or exchangeable for shares of New CarLotz common stock issued pursuant to New CarLotz’ equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover 8% of the fully diluted shares of New CarLotz common stock immediately following consummation of the merger (excluding the Earnout Shares and Earnout Acquiror RSUs).
In the future, New CarLotz may also issue its securities in connection with investments or acquisitions. The amount of shares of New CarLotz common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of New CarLotz common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New CarLotz stockholders.
We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
Acamar Partners is currently and, following the consummation of the merger, New CarLotz will be an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. New

CarLotz may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New CarLotz stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by New CarLotz less attractive because New CarLotz will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of New CarLotz’ securities may be lower than they otherwise would be, there may be a less active trading market for New CarLotz’ securities and the trading prices of New CarLotz’ securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. Acamar Partners has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New CarLotz, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New CarLotz’ financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Subsequent to the Closing, New CarLotz may be required to take write-downs or write-offs, restructuring, impairment or other charges that could have a significant negative effect on New CarLotz’ financial condition, results of operations and the market price of New CarLotz common stock, which could cause you to lose some or all of your investment.
Although Acamar Partners has conducted a due diligence review of CarLotz, Acamar Partners cannot assure you that this diligence will surface all existing material issues with CarLotz’ business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of CarLotz’ and outside of Acamar Partners’ control will not later arise. As a result of these factors, New CarLotz may be forced to later write-down or write-off assets (including the equity it owns in the surviving corporation), restructure its operations, or incur impairment or other charges that could result in New CarLotz reporting losses. Even if Acamar Partners’ due diligence successfully identified relevant risks, unexpected risks may arise, and previously known risks may materialize in a manner inconsistent with Acamar Partners’ risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New CarLotz’ liquidity, the fact that New CarLotz reports charges of this nature could contribute to negative market perceptions about New CarLotz or its securities. In addition, charges of this nature may cause New CarLotz to be unable to obtain future financing on favorable terms or at all. Accordingly, any Acamar Partners stockholders or Acamar Partners warrant holders who choose to remain an Acamar Partners stockholder or Acamar Partners warrant holder following the merger could suffer a reduction in the value of their securities. Such security holders are unlikely to have a remedy for such reduction in value.
Anti-takeover provisions in the proposed New CarLotz charter and New CarLotz bylaws and Delaware law could make an acquisition of New CarLotz more difficult, limit attempts by New CarLotz stockholders to replace or remove New CarLotz’ management and limit the market price of New CarLotz common stock.
The proposed New CarLotz charter and New CarLotz bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the New CarLotz board of directors. These provisions include, among others, the following:

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authorization of “blank check” preferred stock, which could be issued by the New CarLotz board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to New CarLotz common stock;

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limited liability for, and providing indemnification to, New CarLotz’ directors and officers;

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the New CarLotz board of directors will be classified into three classes of directors with staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of the New CarLotz board of directors;

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New CarLotz directors may be removed only for cause by the affirmative vote of 66 2∕3% of the then-outstanding voting power of the New CarLotz voting stock;

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the New CarLotz board of directors will be expressly authorized to adopt, alter, amend or repeal the New CarLotz bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware, and any adoption, alteration, amendment or repeal of the New CarLotz bylaws by New CarLotz stockholders will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of New CarLotz common stock entitled to vote;

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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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vacancies on the New CarLotz board of directors may be filled only by the majority of directors then in office, even though less than a quorum, and not by New CarLotz stockholders;

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a prohibition on the ability of New CarLotz stockholders to call special meetings;

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advance notice procedures will apply for New CarLotz stockholders to nominate candidates for election as directors or to bring matters before an annual meeting;

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any action to be taken by New CarLotz stockholders will be required to be effected at a duly called annual or special meeting and not by written consent;

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special meetings of New CarLotz stockholders can be called only by a majority of the New CarLotz board of directors, the chair of the New CarLotz board of directors or the Chief Executive Officer of New CarLotz; and

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certain litigation against New CarLotz can only be brought in the Court of Chancery in the State of Delaware (or, if such court does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) or, with respect to complaints asserting a cause of action arising under the Securities Act, the federal district courts.

New CarLotz is also subject to the anti-takeover provisions contained in Section 203 of the DGCL, pursuant to which a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or longer or, among other exceptions, the board of directors has approved the transaction.
These provisions may frustrate or prevent any attempts by New CarLotz stockholders to replace or remove New CarLotz’ current management by making it more difficult for stockholders to replace members of the New CarLotz board of directors, which is responsible for appointing the members of New CarLotz’ management.
Provisions of the New CarLotz charter may have the effect of discouraging lawsuits against New CarLotz’ directors, officers, other employees or stockholders.
The proposed New CarLotz charter will require that, unless New CarLotz consents to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative actions brought on behalf of New CarLotz, (2) any action asserting a claim of breach of a fiduciary duty owed by any New CarLotz directors, officers, other employees or stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the New CarLotz charter or the New CarLotz bylaws or (4) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery in the State of Delaware (or, if such court does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) that is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which federal courts have exclusive jurisdiction.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act claims. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the New CarLotz charter will provide that, unless New CarLotz consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring any interest in shares of New CarLotz capital stock shall be deemed to have notice of and consented to the forum provisions in the New CarLotz charter.
This choice of forum provision may limit a New CarLotz stockholder’s ability to bring a claim in a judicial forum that stockholder finds favorable for disputes with New CarLotz or any of New CarLotz directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although New CarLotz stockholders will not be deemed to have waived New CarLotz’ compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in the New CarLotz charter to be inapplicable or unenforceable in an action, New CarLotz may incur additional costs associated with resolving such action in other jurisdictions, which could harm New CarLotz’ business, financial condition and results of operations.
The proposed New CarLotz charter provides that certain transactions are not “corporate opportunities” and that the parties to the New CarLotz Stockholders Agreement, or any of their principals, members, directors, partners, stockholders, officers, employees, or other representatives or affiliates (other than New CarLotz and any entity that is controlled by New CarLotz) are not subject to the doctrine of corporate opportunity.
Two of the individual directors proposed in the Director Election Proposal, Mr. Steven G. Carrel and Mr. David R. Mitchell, are affiliates of TRP. The proposed New CarLotz charter proposed in the Charter Proposals provides that, to the extent allowed by law, the doctrine of “corporate opportunity” will not apply to each of the stockholders party to the New CarLotz Stockholders Agreement, or any of their principals, members, directors, partners, stockholders, officers, employees, or other representatives or affiliates (other than New CarLotz and any entity that is controlled by New CarLotz) (“Identified Persons”). The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation.
Therefore, except as provided above, if Proposal 7 (and the Charter Proposals) are approved, these Identified Persons (including Messrs. Carrel and Mitchell, if elected) will have no duty to communicate or present corporate opportunities to us, will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, and will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with one or more of these Identified

Persons, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively affect our business or prospects.
New CarLotz may redeem unexpired warrants held by current Acamar Partners stockholders prior to their exercise at a time that is disadvantageous for Acamar Partners stockholders, thereby making such warrants worthless.
New CarLotz will have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant, provided that the last reported sales price of New CarLotz common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (1) exercise your warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by New CarLotz for cash so long as they are held by the Sponsor or its permitted transferees.
In addition, New CarLotz may redeem your warrants (including Private Placement Warrants) after they become exercisable for a number of shares of New CarLotz common stock determined based on the redemption date and the fair market value of the New CarLotz common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money”, in which case you would lose any potential embedded value from a subsequent increase in the value of the New CarLotz common stock had your warrants remained outstanding. See “Description of New CarLotz Capital Stock — Description of Warrants — Redemption of Warrants for Cash” and “— Redemption of Warrants for shares of New CarLotz common stock”.
The Subscription Agreements include a jury trial waiver that could limit a Subscriber’s ability to bring or demand a jury trial in any litigation that it seeks to bring based upon or arising out of or related to the Subscription Agreements.
The Subscription Agreements contain a provision pursuant to which the parties waive their respective rights to a jury trial in connection with litigation pursuant to the Subscription Agreements and the transactions contemplated thereby, including any claims brought pursuant to federal securities laws. This jury trial waiver does not apply to subsequent secondary purchasers of the Acamar Partners Class A common stock issued and sold pursuant to the Subscription Agreements nor does it apply to any other Acamar Partners stockholders. Further, this jury trial waiver does not apply to the Subscribers in respect of any litigation that is not brought pursuant to the Subscription Agreements and the transactions contemplated thereby.
If Acamar Partners or New CarLotz opposed a jury trial demand based on the jury trial waiver, the appropriate court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law, including in respect of federal securities laws claims. To Acamar Partners’ knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Acamar Partners believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the Subscription Agreements, and by the courts of the State of Delaware located in New Castle County (which have exclusive jurisdiction over matters arising under the Subscription Agreements) and federal and state courts located in New York County, New York (which have exclusive jurisdiction if the foregoing courts decline to exercise jurisdiction).
In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

Acamar Partners believes that this is the case with respect to the Subscription Agreements. Nevertheless, if this contractual pre-dispute jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreements with a jury trial. No condition, stipulation or provision of the Subscription Agreements serves as a waiver by any Subscriber or by Acamar Partners of compliance with the federal securities laws.
This waiver of jury trial provision may limit a Subscriber’s ability to bring or demand a jury trial in any claim or cause of action that it seeks to bring based upon, arising out of or related to the applicable Subscription Agreement, including claims under federal securities laws, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the waiver of jury trial provision contained in the Subscription Agreements to be inapplicable or unenforceable in an action, Acamar Partners or New CarLotz may incur additional costs associated with resolving such action, which could harm the business, financial condition and results of operations of New CarLotz following the merger.
Risks Related to Redemption
There is no guarantee that an Acamar Partners public stockholder’s decision whether to redeem its shares of Acamar Partners common stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
We cannot assure you as to the price at which a public stockholder may be able to sell the shares of New CarLotz common stock in the future following the completion of the merger. Certain events following the consummation of any business combination, including the merger, may cause an increase in the New CarLotz stock price, and may result in a lower value realized now than an Acamar Partners stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if an Acamar Partners public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New CarLotz common stock after the consummation of the merger, and there can be no assurance that a stockholder can sell his, her or its shares of New CarLotz common stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus/consent solicitation statement. An Acamar Partners public stockholder should consult his, her or its own tax or financial advisor for assistance on how this may affect its individual situation.
If Acamar Partners public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus/consent solicitation statement, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.
Acamar Partners intends to comply with the U.S. federal proxy rules when conducting redemptions in connection with the merger. However, despite Acamar Partners’ compliance with these rules, if an Acamar Partners stockholder fails to receive Acamar Partners’ proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of Acamar Partners common stock. In addition, the proxy materials that Acamar Partners will furnish to holders of public shares in connection with the merger will describe the various procedures that must be complied with in order to validly tender or redeem public shares. In the event that a public stockholder fails to comply with these or any other procedures, its public shares may not be redeemed.
In order to exercise their redemption rights, public stockholders are required to deliver their public shares, either physically or electronically using the Depository Trust Company’s DWAC System, to Acamar Partners’ transfer agent prior to the vote at the Acamar Partners Special Meeting. If a public stockholder properly seeks redemption as described in this proxy statement/prospectus/consent solicitation statement and the merger with CarLotz is consummated, Acamar Partners will redeem these public shares for a pro rata portion of the funds deposited in the Trust Account and the public stockholder will no longer own such public shares following the merger. See the section entitled “Acamar Partners Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.
Acamar Partners does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Acamar Partners to complete the merger with which a substantial majority of Acamar Partner stockholders do not agree.
Acamar Partners’ existing charter does not provide a specified maximum redemption threshold, except that Acamar Partners will not redeem public shares in an amount that would cause Acamar Partners’ net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). Additionally, while CarLotz’ obligation to consummate the merger is conditioned on the Minimum Cash Condition, Acamar Partners can satisfy this condition only if fewer than 83.9% of the public shares are redeemed following the date of the merger agreement. This condition is for the benefit of both CarLotz and Acamar Partners and may be waived by both parties. As a result, Acamar Partners may be able to complete the merger even though a substantial portion of public stockholders do not agree with the merger and have redeemed their public shares.
If you or a “group” of Acamar Partners stockholders of which you are a part is deemed to hold an aggregate of more than 10% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such public shares in excess of 10% of the public shares.
A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 10% of the public shares. However, Acamar Partners stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess public shares could result in you suffering a material loss on your investment in Acamar Partners if you sell such excess public shares in open market transactions. Acamar Partners cannot assure you that the value of such excess public shares will appreciate over time following the merger or that the market price of the public shares will exceed the per share redemption price.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Introduction
Acamar Partners is providing the following unaudited pro forma combined financial information to assist in your evaluation of the merger.
The unaudited pro forma combined balance sheet as of September 30, 2020 gives pro forma effect to the merger as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 give pro forma effect to the merger as if it had occurred as of January 1, 2019. This information should be read together with CarLotz’ and Acamar Partners’ respective audited and unaudited financial statements and related notes, “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Acamar Partners’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement.
The unaudited pro forma combined balance sheet as of September 30, 2020 has been prepared using the following:
•
CarLotz’ unaudited historical condensed consolidated balance sheet as of September 30, 2020, as included elsewhere in this proxy statement/prospectus/consent solicitation statement; and

•
Acamar Partners’ unaudited historical condensed balance sheet as of September 30, 2020, as included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2020 has been prepared using the following:
•
CarLotz’ unaudited historical condensed consolidated statement of operations for the nine months ended September 30, 2020, as included elsewhere in this proxy statement/prospectus/consent solicitation statement; and

•
Acamar Partners’ unaudited historical statement of operations for the nine months ended September 30, 2020, as included elsewhere in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma combined statement of operations for the year ended December 31, 2019 has been prepared using the following:
•
CarLotz’ audited historical consolidated statement of operations for the year ended December 31, 2019, as included elsewhere in this proxy statement/prospectus/consent solicitation statement; and

•
Acamar Partners’ audited historical statement of operations for the year ended December 31, 2019, as included elsewhere in this proxy statement/prospectus/consent solicitation statement.

Description of the Transactions
On October 21, 2020, Acamar Partners entered into the merger agreement providing for, among other things, and subject to the conditions therein, the merger. As a result of the merger, each outstanding share of CarLotz common stock and preferred stock will be converted into the right to receive cash, newly issued shares of New CarLotz common stock and contingent consideration in the form of Earnout Shares, as calculated pursuant to the terms of the merger agreement.
CarLotz equityholders will receive net consideration representing an enterprise value of $750.0 million, comprised of (i) $33.0 million in cash payable to CarLotz equityholders, (ii) $37.0 million in cash payable to the holder of CarLotz preferred stock as liquidation preference amount and (iii) the Stock Merger Consideration of $680.0 million payable in newly issued shares of Acamar Partners Class A common stock at a price of $10.00 per share. In addition, certain options held by CarLotz current employees, officers and directors will be exchanged for 5,532,881 new options over Acamar Partners Class A common stock, on a value neutral basis. Acamar Partners’ obligations under such new options will be initially hedged by keeping a portion of the Stock Merger Consideration (5,080,181 shares of Acamar Partners Class A common stock, equivalent to such new options’ intrinsic value, assuming a price per share of New CarLotz common stock of $10.00 and calculated on a net share settled basis) as treasury stock.
CarLotz stock and option holders may also receive up to 7,500,000 Earnout Shares (including the shares issuable upon vesting of Earnout Acquiror RSUs, which, based upon the CarLotz shares and options outstanding as of the date hereof, will be 554,268 shares of Acamar Partners Class A common stock to be issued or vest) as contingent consideration in the merger. 50% of these shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if the reported closing trading price of New CarLotz common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the 60 months following the consummation of the merger (the “Earnout Period”) and the other 50% of these shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if the reported closing trading price of New CarLotz common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the Earnout Period. All of such shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if there is a change of control of New CarLotz that will result in the holders of New CarLotz common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) prior to the end of the Earnout Period.
More specifically, at the effective time of the merger:
(i)
each share of CarLotz common stock (including shares of CarLotz common stock issued upon the exercise of the non-service provider options, 347,992 shares of CarLotz common stock to be issued upon the conversion of the CarLotz convertible note immediately prior to the effective time of the merger (calculated by dividing the amount outstanding on the CarLotz convertible note by the conversion price thereof) and 73,786 shares of CarLotz common stock to be issued upon the cashless exercise of the CarLotz warrant immediately prior to the effective time of the merger pursuant to the terms of the CarLotz warrant and a conversion agreement entered into between CarLotz and the warrant holder (other than shares owned by CarLotz as treasury stock or dissenting shares)) will be cancelled and converted into the right to receive a per share cash consideration, a per share stock consideration and a contingent and non-assignable right to receive additional shares of Acamar Partners Class A common stock, in each case, determined in accordance with the terms and conditions of the merger agreement. Based upon the CarLotz shares and options outstanding as of the date hereof, each share of CarLotz common stock will receive $4.946 in cash, 10.1927 shares of Acamar Partners Class A common stock and a contingent and nonassignable right to an additional 1.1242 shares of Acamar Partners Class A common stock;

(ii)
each share of CarLotz preferred stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive the same consideration as each share of CarLotz common stock, plus $18.1775 in cash as payment of the per share liquidation preference obligation of CarLotz;

(iii)
each CarLotz option outstanding immediately prior to the effective time of the merger, other than the non-service provider options, will be cancelled and converted into (1) the right to receive a cash amount per option, (2) a number of Base Acquiror Options and a number of Earnout Acquiror RSUs. By way of example, for a CarLotz option to purchase one share of CarLotz common stock with an exercise price of $6.82, it is currently estimated that the Closing Per Option Cash Consideration would be $4.631, the holder of such option would receive 10.1927 Base Acquiror Options, each with an exercise price of $1.0524 and exercisable for one share of Acamar Partners Class A common stock, and a number of Earnout Acquiror RSUs; and

(iv)
each non-service provider option will be cancelled and automatically converted into the applicable number of shares of CarLotz common stock on a net share settled basis.

In connection with the merger, there will be a PIPE Investment of $125 million. As such, on or about the date of the merger agreement, Acamar Partners entered into Subscription Agreements with the Subscribers for the sale of 12,500,000 shares of Acamar Partners Class A common stock to the Subscribers upon the completion of the merger.
For more information about the merger, see the section entitled “Proposal No. 1 — The Business Combination Proposal”. A copy of the merger agreement is attached as Annex A.
Accounting for the Merger
The merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Acamar Partners, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and CarLotz will be treated as the accounting acquirer. This determination was primarily based on an evaluation of the following facts and circumstances:
•
CarLotz’ existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios (and excluding, in each case, the Earnout Shares, the Founder Shares Subject to Forfeiture, any warrants or options to purchase New CarLotz common stock that will be outstanding following the merger or any equity awards that may be issued under the proposed 2020 Plan following the merger) with an approximately 55.4% and 71.5% voting interest, respectively;

•
The largest individual minority stockholder of the combined entity is an existing stockholder of CarLotz;

•
CarLotz’ senior management will be the senior management of New CarLotz;

•
CarLotz is the larger entity based on historical total assets and revenues; and

•
CarLotz’ operations will comprise the ongoing operations of New CarLotz.

Accordingly, for accounting purposes, the merger will be treated as the equivalent of a capital transaction in which CarLotz is issuing stock for the net assets of Acamar Partners. The net assets of Acamar Partners will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to merger will be those of CarLotz.
Accounting for the Earnout Shares
As the merger is accounted for as a reverse recapitalization, the issuance of the Earnout Shares to CarLotz’ equityholders, on a pro rata (as-converted-to-CarLotz-common stock) ownership basis, would be accounted for as an equity transaction (as a deemed dividend) if the contingency is met. Before the contingency is met, the Earnout Shares will be classified as a liability under the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 815, so changes in the fair value of the Earnout Shares in future periods will be recognized in the statement of operations.
Since the Earnout Shares are payable to the CarLotz equityholders (i.e., the accounting acquirer in the merger), the accounting for the Earnout Shares arrangement does not fall under ASC Topic 805.
The accounting for the Earnout Shares was also evaluated under ASC Topic 480 to determine if the arrangement should be classified as a liability. As part of that analysis, it was determined that the Earnout Shares are freestanding and not liability classified. It was next evaluated whether the Earnout Shares represent a derivative instrument pursuant to ASC Topic 815. Paragraph ASC 815-10-15-74(a) states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders equity in its statement of financial position to be derivative instruments. In order to conclude that the Earnout Shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the Earnout Shares meet both of these requirements. The merger agreement contains a change in control provision that could impact the settlement of the Earnout Shares and therefore results in the Earnout Shares being classified as a liability pursuant to ASC 815. The fair value of the Earnout Shares has been reflected in the unaudited pro forma combined financial information under note 8 to the pro forma adjustments to the unaudited combined balance sheet.

Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to events that are related or directly attributable to the merger, are factually supportable and, as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of New CarLotz. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of New CarLotz upon consummation of the merger.
The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that New CarLotz will experience. CarLotz and Acamar Partners have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of shares of Acamar Partners Class A common stock:
•
Scenario 1 — Assuming no redemptions for cash: This presentation assumes that no Acamar Partners stockholders exercise redemption rights with respect to their shares of Acamar Partners Class A common stock upon the consummation of the merger; and

•
Scenario 2 — Assuming redemptions of 25,642,936 shares of Acamar Partners Class A common stock for cash: This presentation assumes that Acamar Partners stockholders exercise their redemption rights with respect to a maximum of 25,642,936 shares of Acamar Partners Class A common stock upon the consummation of the merger at a redemption price of approximately $10.174 per share. The maximum redemption amount is derived to ensure a minimum consolidated cash balance of $175,000,000, after giving effect to the PIPE Investment and payments to redeeming stockholders, but without giving effect to the other transactions in the merger agreement (including the payment of estimated transaction expenses). Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

The foregoing scenarios are for illustrative purposes as Acamar Partners does not have, as of the date of this proxy statement/prospectus/consent solicitation statement, a meaningful way of providing any certainty regarding the number of redemptions by public stockholders that may actually occur.
Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 62,921,154 shares of Acamar Partners Class A common stock to be issued to CarLotz stockholders under Scenarios 1 and 2 on the Closing Date, the Founder Shares (including those subject to forfeiture) and the PIPE Shares. The shares outstanding do not include 5,080,181 shares that will be issued and reserved as treasury stock on the Closing Date to satisfy New CarLotz’ obligations under 5,532,881 New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00 per share).
As a result of the merger and immediately following the Closing, assuming no Acamar Partners stockholders elect to redeem their shares of Acamar Partners Class A common stock for cash, and excluding the Earnout Shares, the Earnout Acquiror RSUs, any warrants to purchase New CarLotz common stock that will be outstanding following the merger or any equity awards that may be issued under the proposed 2020 Plan following the merger), current CarLotz equityholders will own approximately 55.4% of the outstanding New CarLotz common stock, the Subscribers will own approximately 11.0% of the outstanding New CarLotz common stock, the Sponsor and Acamar Partners’ officers, directors and affiliates will own approximately 6.7% of the New CarLotz common stock and the former Acamar Partners stockholders (excluding the Sponsor) will own approximately 26.9% of the outstanding New CarLotz common stock (in each case, not giving effect to any shares issuable to them upon exercise of warrants). As a result, current CarLotz stockholders, as a group, will collectively own more shares of New CarLotz common stock than any single stockholder following consummation of the merger, with no current stockholder of Acamar Partners owning more than 10% of the issued and outstanding capital stock of New CarLotz.

If 25,642,936 shares of Acamar Partners Class A common stock are redeemed for cash, which assumes the maximum redemption of Acamar Partners Class A common stock to ensure a minimum consolidated cash balance of $175,000,000, after giving effect to the PIPE Investment and the payments to redeeming stockholders, but without giving effect to the other transactions contemplated in the merger agreement, CarLotz stockholders and optionholders will own approximately 71.5% of the outstanding New CarLotz common stock, the Subscribers will own approximately 14.2% of the outstanding New CarLotz common stock, the Sponsor and Acamar Partners’ officers, directors and affiliates will own approximately 8.7% of the New CarLotz common stock and the former Acamar Partners stockholders (excluding the Sponsor) will own approximately 5.6% of the outstanding New CarLotz common stock (in each case, not giving effect to any shares issuable to them upon exercise of warrants).

PRO FORMA COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2020
(UNAUDITED)
(in thousands)
			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) CarLotz	(B) Acamar Partners	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$3,742	$430	$310,897	(1)
			125,000	(2)
			(10,695)	(3)
			(34,305)	(4)
			(71,736)	(6)	$323,332	$(260,897)	(5)	$62,435
Restricted cash	461	—	—		461			461
Marketable securities	975	—	—		975			975
Accounts receivable, net	2,961	—	—		2,961			2,961
Inventories	8,426	—	—		8,426			8,426
Other current assets	481	190	—		671			671
Total current assets	17,046	620	319,161		336,826	(260,897)		75,929
Cash and marketable securities held in trust account	—	310,897	(310,897)	(1)	—			—
Property and equipment, net	519	—	—		519			519
Lease vehicles, net	200	—	—		200			200
Other assets	315	—	—		315			315
Total assets	$18,080	$311,516	$8,264		$337,860	$(260,897)		$76,963
Liabilities, Redeemable Convertible Preferred Stock, Stockholders’ Equity (Deficit)
Current liabilities:
Long-term debt, current	$3,321	$—	$(3,321)	(6)	$—			$—
Floor plan notes payable	6,696	—	—		6,696			6,696
Accounts payable	3,027	—	—		3,027			3,027
Accrued expenses	2,347	84	—		2,431			2,431
Accrued expenses – related party	4,576	—	(4,266)	(6)	310			310
Income taxes payable	—	—	—		—			—
Other current liabilities	319	—	—		319			319
Total current liabilities	20,286	84	(7,587)		12,783			12,783
Long term debt, less current portion	1,749	—	(1,749)	(6)	—			—
Deferred underwriting fee payable	—	10,695	(10,695)	(3)	—			—
Earnout consideration	—	—	72,937	(8)	72,937			72,937
Redeemable convertible preferred stock tranche obligation	2,793	—	(2,793)	(6)	—			—
Other liabilities	1,672	—	(101)	(6)	1,571			1,571
Total liabilities	26,500	10,779	50,012		87,291			87,291
Commitments and contingencies
Redeemable convertible preferred stock	17,560	—	(17,560)	(6)	—			—
Redeemable common stock	—	295,737	(295,737)	(5)	—			—
Stockholders’ equity (deficit)
Common stock	4	—	(4)	(6)	—			—
Class A common stock	—	—	1	(2)
			3	(5)
			6	(6)
			1	(7)	11	(3)	(5)	8

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) CarLotz	(B) Acamar Partners	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Class B common stock	—	1	(1)	(7)	—			—
Additional paid-in capital, common stock	5,198	1,535	124,999	(2)
			(3,750)	(4)
			295,734	(5)
			(39,984)	(6)	383,732	(260,894)	(5)	122,838
Retained earnings (accumulated deficit)	(29,698)	3,464	(30,555)	(4)
			(72,937)	(8)
			(3,464)	(6)	(133,190)			(133,190)
Accumulated other comprehensive income	16	—	—		16			16
Treasury stock	(1,500)	—	1,500	(6)	—			—
Total stockholders’ equity (deficit)	(25,980)	5,000	271,549		250,569	(260,897)		(10,328)
Total liabilities, redeemable convertible preferred stock, stockholders’ equity (deficit)	$18,080	$311,516	$8,264		$337,860	$(260,897)		$76,963

Pro Forma Adjustments to the Unaudited Combined Balance Sheet
(in thousands, except share and per share data)
(A)
Derived from the unaudited condensed consolidated balance sheet of CarLotz as of September 30, 2020. See CarLotz’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

(B)
Derived from the unaudited balance sheet of Acamar Partners as of September 30, 2020. See Acamar Partners’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

(1)
Reflects the release of cash currently invested in marketable securities held in the Trust Account.

(2)
Reflects the proceeds received from the PIPE Investment with the corresponding 12,500,000 shares of New CarLotz common stock at $10.00 per share.

(3)
Reflects payment of Acamar Partners’ deferred underwriting fee of $10,695.

(4)
Reflects payment of fees and expenses related to legal, financial advisory, accounting and other professional fees. Expenses of $3,750 attributable to the PIPE Investment are reflected as an adjustment to additional paid in capital. The direct, incremental costs of the merger related to the legal, financial advisory, accounting and other professional fees of $30,555 (including a $1,500 transaction bonus to CarLotz management) is reflected as an adjustment to accumulated deficit and is not shown as an adjustment to the statement of operations since it is a non-recurring charge resulting directly from the merger.

(5)
In Scenario 1, which assumes no Acamar Partners stockholders exercise their redemption rights, the redeemable common stock of $295,737 would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Items 1 through 4 above, but also assumes the maximum number of shares are redeemed for cash by Acamar Partners stockholders, $260,897 would be paid to redeeming stockholders for cash. The $260,897, or 25,642,936 shares of Acamar Partners Class A common stock at a redemption price of $10.174 per share, represents the maximum redemption amount to ensure a minimum consolidated cash balance of $175,000, taking into account the PIPE Investment but before giving effect to payments occurring at the Closing (including payment of estimated transaction expenses, repayment of CarLotz indebtedness, payment of the CarLotz liquidation preference obligation and payment of cash merger consideration to the CarLotz stockholders).

(6)
Reflects the recapitalization of CarLotz through: (a) the contribution of all share capital in CarLotz to Acamar Partners in the amount of $680,013 through the issuance of 68,001,335 shares of New CarLotz common stock at a price of $10.00 per share of Acamar Partners Class A common stock, (b) minus 5,080,181 shares of Acamar Partners Class A common stock, at $10.00 per share to be issued at Closing and reserved as treasury stock to satisfy New CarLotz’ obligations under the New CarLotz options (on a net share settled basis and assuming a price of $10.00 per share of New CarLotz common stock), (c) the payment of $36,987 to the holder of the CarLotz preferred stock (the fixed amount of cash consideration payable to the holder of the CarLotz preferred stock, which will be applied towards the payment of the liquidation preference payable in respect of the CarLotz preferred stock at the Closing of the merger (assuming CarLotz stockholders approve the Charter Amendment), which amount would be sufficient to satisfy CarLotz’ obligations under the CarLotz preferred stock in full through December 15, 2020), (d) the elimination of the redeemable convertible preferred stock accrued PIK dividends of $4,266 and tranche obligation of $2,793 recorded on the balance sheet as of September 30, 2020 which are either repaid or eliminated per the merger agreement, (e) the payment of $33,000 to the CarLotz equityholders (the fixed amount of cash consideration payable to all CarLotz equityholders pursuant to the merger agreement), (f) the repayment of CarLotz’ indebtedness of $1,749, (g) the conversion of the CarLotz convertible note into shares of CarLotz common stock immediately prior to the Closing (currently classified as $3,321 of long-term debt, current on the CarLotz balance sheet) and the cashless exercise of the CarLotz warrant into shares of CarLotz common stock by the holder thereof immediately prior to the Closing pursuant to an agreement with CarLotz (currently classified on the CarLotz balance sheet as $101 in other liabilities), (h) the elimination of the historical retained earnings of Acamar Partners, the legal acquiror, in the amount of $3,464 and (i) the cancellation of CarLotz treasury stock in the amount of $1,500.

The following table presents the components of the $(39,984) adjustment to Additional paid-in-capital, common stock:
Redeemable convertible preferred stock liquidation preference (c), (d)	$(12,368)(*)
Cash payment to CarLotz equityholders (e)	(33,000)
Conversion of CarLotz convertible note (g)	3,321
Cashless exercise of CarLotz warrant (g)	101
New CarLotz common stock	(6)
CarLotz common stock elimination	4
Retained earnings elimination (h)	3,464
Treasury stock elimination (i)	(1,500)
Adjustment to Additional paid in capital, common stock	$(39,984)

(*)
The following table presents the components of the $(12,368) adjustment for the redeemable convertible preferred stock liquidation preference. The amount consists of adjustments to balance the $36,987 adjustment to cash and cash equivalents to reflect the fixed amount of cash consideration payable to the holder of the redeemable convertible preferred stock described above in clause (c).

Cash payment to holder of redeemable convertible preferred stock	$36,987
Less:
Redeemable convertible preferred stock balance recorded on the balance sheet	(17,560)
Redeemable convertible preferred stock tranche obligation recorded on the balance sheet	(2,793)
Redeemable convertible preferred stock accrued PIK dividends recorded on the balance sheet	(4,266)
Redeemable convertible preferred stock liquidation preference	$12,368

(7)
Reflects the conversion of 7,639,330 shares of Acamar Partners Class B common stock into 7,639,330 shares of Acamar Partners Class A common stock, on a 1-to-1 basis, at the consummation of the merger.

(8)
Please refer to “— Accounting for the Earnout Shares” on page 66 for a full description of the accounting treatment of the Earnout Consideration. Adjustment represents the liability associated with the Earnout Consideration to be issued if the New CarLotz common stock trades above certain share price targets or if a change of control occurs prior to the end of the Earnout Period. The liability is accounted for under ASC 815 and the fair value of the Earnout Consideration was determined as of the Closing Date using a Monte Carlo Simulation model assuming a reference price of $10.40, a risk free rate of 0.37% and a volatility of 80%. The adjustment is recorded as a reduction of retained earnings since it would be considered a deemed dividend if the contingency is met. No adjustments are included in the statement of operations because any future movement in the Earnout Consideration would not be determinable.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
(in thousands, except share and per share data)
			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) CarLotz	(B) Acamar Partners	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Total revenues	$81,582	$—	$—		$81,582			$81,582
Cost of sales	72,805	—	—		72,805			72,805
Gross profit	8,777	—	—		8,777			8,777
Selling, general and administrative expenses	11,173	1,445	(333)	(1)	—			—
			3,591	(5)	15,876			15,876
Depreciation expense	269	—	—		269			269
Management fee – related party	195	—	—		195			195
Total loss from operations	(2,860)	(1,445)	(3,258)		(7,563)			(7,563)
Interest expense	360	—	—		360			360
Other income (expense), net
Change in fair value of warrants liability	30	—	(30)	(2)	—			—
Change in fair value of redeemable convertible preferred stock tranche obligation	962	—	(962)	(2)	—			—
Interest earned on marketable securities	—	1,776	(1,776)	(3)	—			—
Other income (expense)	28	—	—		28			28
Total other income (expense), net	1,020	1,776	(2,768)		28			28
(Loss) income before income tax expense	(2,200)	331	(6,026)		(7,895)			(7,895)
Income tax expense	12	342	(342)	(4)	12			12
Net (loss) income	(2,212)	(11)	(5,684)		(7,907)			(7,907)
Redeemable convertible preferred stock dividends	1,399	—	(1,399)	(2)	—			—
Net loss attributable to common stockholders	$(3,611)	$(11)	$(4,285)		$(7,907)			$(7,907)
Basic and diluted net income (loss) attributable to common stockholders per share	$(0.97)
Weighted average shares outstanding of common stock, basic and diluted	3,716,526
Basic and diluted net income (loss) per Class A share		$0.04			$(0.07)			$(0.09)
Weighted average Class A shares outstanding, basic and diluted		30,557,322	83,060,484	(6)	113,617,806	(25,642,936)	(4)	87,974,870
Basic and diluted net income (loss) per Class B share		$(0.17)
Weighted average Class B shares outstanding, basic and diluted		7,639,330

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands, except share and per-share data)
			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(C) CarLotz	(D) Acamar Partners	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Total revenues	$102,486	$—	$—		$102,486			$102,486
Cost of sales (exclusive of depreciation)	93,780	—	—		93,780			93,780
Gross profit	8,706	—	—		8,706			8,706
Selling, general and administrative expenses	18,305	933	(370)	(1)	—			—
			4,789	(5)	23,657			23,657
Depreciation expense	504	—	—		504			504
Management fee – related party	250	—	—		250			250
Total loss from operations	(10,353)	(933)	(4,419)		(15,705)			(15,705)
Interest expense	651	—	—		651			651
Other income (expense), net
Change in fair value of warrants liability	24	—	(24)	(2)	—			—
Change in fair value of redeemable convertible preferred stock tranche obligation	(1,396)	—	1,396	(2)	—			—
Interest earned on marketable securities	—	5,532	(5,532)	(3)	—			—
Other income (expense)	(291)	—	—		(291)			(291)
Total other income (expense), net	(1,663)	5,532	(4,160)		(291)			(291)
(Loss) income before income tax expense	(12,667)	4,599	(8,579)		(16,647)			(16,647)
Income tax expense	11	1,121	(1,121)	(4)	11			11
Net (loss) income	(12,678)	3,478	(7,458)		(16,658)			(16,658)
Redeemable convertible preferred stock dividends	1,579	—	(1,579)	(2)	—			—
Net income (loss) attributable to common stockholders	$(14,257)	$3,478	$(5,879)		$(16,658)			$(16,658)
Basic and diluted net income (loss) attributable to common stockholders per share	$(3.84)
Weighted average shares outstanding of common stock, basic and diluted	3,716,526
Basic and diluted net income (loss) per Class A share		$0.14			$(0.15)			$(0.19)
Weighted average Class A shares outstanding, basic and diluted		30,479,514	83,138,292	(6)	113,617,806	(25,642,936)	(4)	87,974,870
Basic and diluted net income (loss) per Class B share		$(0.10)
Weighted average Class B shares outstanding, basic and diluted		7,601,435

Pro Forma Adjustments to the Unaudited Combined Statements of Operations
(A)
Derived from the unaudited condensed consolidated statement of operations of CarLotz for the nine months ended September 30, 2020. See CarLotz’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

(B)
Derived from the unaudited statement of operations of Acamar Partners for the nine months ended September 30, 2020. See Acamar Partners’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

(C)
Derived from the audited consolidated statement of operations of CarLotz for the year ended December 31, 2019. See CarLotz’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

(D)
Derived from the audited statement of operations of Acamar Partners for the year ended December 31, 2019. See Acamar Partners’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

(1)
Represents an adjustment to eliminate the $37 per month paid by Acamar Partners to an affiliate of the Sponsor beginning in March 2019 for office space, administrative support and employee salaries to be paid to employees of such affiliate for due diligence and related services in connection with Acamar Partners’ search for a target (although no salaries or fees are paid from the monthly fee to members of Acamar Partners’ management team), which will cease to be paid upon completion of the merger. Adjustment reflects the reversal of the aggregate amount paid (and expense accrued) by Acamar Partners since the Acamar Partners IPO.

(2)
Represents an adjustment to eliminate the change in fair value associated with the tranche rights on the redeemable convertible preferred stock and the stock warrants, as well as the redeemable convertible preferred stock dividends recorded for the period. These securities will either be repaid or converted into equity at Closing.

(3)
Represents an adjustment to eliminate interest income on the marketable securities held in the Trust Account as of the beginning of the period.

(4)
Represents an adjustment to record a normalized blended statutory income tax benefit rate of 21% for pro forma financial presentation purposes resulting in the recognition of an income tax benefit, which has been offset by a full valuation allowance as New CarLotz expects to incur continuing losses.

(5)
Represents an adjustment to record the stock compensation expense associated with equity awards granted under the 2020 Plan to certain members of management and non-employee directors in connection with the merger. The fair value was determined with respect to 430,802 restricted stock units and 1,586,386 options (Black-Scholes) expected to be granted at Closing. Of these awards, we expect to grant 51,923 restricted stock units to non-employee directors on the Closing Date, with the remaining amounts to be granted to employees, including the executive officers, on the Closing Date. The amounts of awards to be granted have been determined based on an assumed closing price of $10.40 per share of New CarLotz common stock on the grant date.

New CarLotz expects to adopt a director compensation policy pursuant to which each non-employee director will receive an annual grant of restricted stock units of $135, a prorated portion of which will be provided at Closing (with the prorated amount based on the portion of the year between the Closing Date and July 2, 2021). New CarLotz expects to grant all executive officers, as a group, a number of equity awards equal to (i) a number of equity awards with an aggregate value of $3,825 plus (ii) a number of restricted stock units equal to the sum of (x) 1,321,350 times the excess, if any, of the exercise price of the executives’ options over $10.00 divided by the option exercise price and (y) 86,175, and a number of stock options equal to 1,321,350 minus the number of restricted stock units described in clause (x), which based on the assumptions described in this note, results in grants of 357,244 restricted stock units and 1,586,386 options. In addition, New CarLotz expects to grant to New CarLotz employees below the executive level an aggregate value of $225 in restricted stock units under the 2020 Plan, which equates to 21,635 restricted stock units based on the assumptions described in this note.
The equity awards to be granted to employees on the Closing Date under the 2020 Plan generally will be subject to time-based vesting in equal annual installments over a four-year period. For the non-employee directors, each award will vest and become exercisable on the earlier of (i) the day immediately preceding the date of the first annual meeting following the date of grant and (ii) the first anniversary of the date of grant, subject to the non-employee director continuing in service on the New CarLotz board of directors through the applicable vesting date.
All stock options will have an exercise price equal to the closing price of Acamar Partners Class A common stock on the day immediately preceding the grant date and will expire on the tenth anniversary of the grant date. The fair value of each option award is estimated on the grant date using a Black-Scholes option pricing model that uses the weighted average assumptions as follows. The expected volatility is based on the historical volatility of the stock of comparable companies (approximately 80%). The expected term of the awards was estimated based on findings from academic studies investigating the average holding period for options adjusted for the Company’s size and risk factors (6 years). The risk-free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant (0.56%). It was assumed that no dividends would be paid.
The fair value of the restricted stock units was determined using an assumed closing price of New CarLotz common stock on the grant date of $10.40 per share.
The Company estimates that it will recognize approximately $17,000 of compensation expense in connection with the foregoing stock-based compensation grants. For further details on the equity awards, see “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.
(6)
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Acamar Partners IPO occurred as of January 1, 2019. In addition, as the merger is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the merger for the entire period.

The following presents the calculation of basic and diluted weighted average common shares outstanding, including the Founder Shares Subject to Forfeiture:
	Scenario 1 Combined (Assuming no cash redemption)	Scenario 2 Combined (Assuming max cash redemptions)
Weighted average shares calculation, basic and diluted
Acamar Partners public shares	30,557,322	4,914,386
Acamar Partners Sponsor shares(a)	7,639,330	7,639,330
Acamar Partners shares issued to PIPE investors	12,500,000	12,500,000
Acamar Partners shares issued to CarLotz stockholders on the Closing Date(b)	62,921,154	62,921,154
Weighted average shares outstanding(c)	113,617,806	87,974,870
Percent of shares owned by CarLotz (excluding shares acquired in the PIPE Investment)(c)	55.4%	71.5%
Percent of shares owned by Acamar Partners (excluding the Sponsor)(c)	26.9%	5.6%
Percent of shares owned by PIPE investors(c)	11.0%	14.2%
Percent of shares owned by the Sponsor (including shares subject to forfeiture and excluding shares acquired in the PIPE Investment)(c)	6.7%	8.7%

(a)
Includes shares subject to forfeiture

(b)
Does not include 5,080,181 shares of New CarLotz common stock to be reserved as treasury stock in order to satisfy New CarLotz’ obligations under 5,532,881 New CarLotz options to be received by CarLotz option holders.

(c)
The pro forma basic and diluted shares of New CarLotz common stock exclude the following, as the effect of such contingently issued shares would be anti-dilutive:

•
5,532,881 shares of New CarLotz common stock underlying New CarLotz options;

•
7,500,000 shares of New CarLotz common stock that may be issued as Earnout Shares and shares underlying the Earnout Acquiror RSUs if certain earnout and vesting conditions are met;

•
10,185,774 shares of New CarLotz common stock that may be issued upon exercise of public warrants; and

•
6,074,310 shares of New CarLotz common stock that may be issued upon exercise of the Private Placement Warrants

ACAMAR PARTNERS SPECIAL MEETING OF STOCKHOLDERS
General
Acamar Partners is furnishing this proxy statement/prospectus/consent solicitation statement to its stockholders as part of the solicitation of proxies by the Acamar Partners board of directors for use at the Acamar Partners Special Meeting in lieu of the 2020 annual meeting of stockholders that will be held on January 20, 2021, and at any adjournment or postponement thereof. Acamar Partners will not hold an annual meeting in 2020 as it is required by Section 211(b) of the DGCL and Nasdaq Rule 5620(a).This proxy statement/prospectus/consent solicitation statement is first being furnished to Acamar Partners stockholders on or about           , 2020.
Date, Time and Place of Special Meeting
The Acamar Partners Special Meeting will be held virtually on January 20, 2021, at 10:00 a.m. Eastern Time, and conducted exclusively via live audio webcast at https://web.lumiagm.com/236646411, or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice.
Recommendation of the Acamar Partners Board of Directors
The Acamar Partners board of directors believes that each of the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal to be presented at the Acamar Partners Special Meeting is in the best interests of Acamar Partners and Acamar Partners stockholders and unanimously recommends that Acamar Partners stockholders vote “FOR” each of the proposals.
When you consider the recommendation of the Acamar Partners board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that Acamar Partners’ directors and officers have interests in the merger that are different from or in addition to (or which may conflict with) your interests as an Acamar Partners stockholder. See the section entitled “Questions and Answers — Questions and Answers About Acamar Partners’ Special Stockholder Meeting — Do any of Acamar Partners’ directors or officers have interests in the merger that may differ from or be in addition to the interests of Acamar Partners stockholders?” for additional information.
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the Acamar Partners Special Meeting if you owned shares of Acamar Partners common stock at the close of business on December 21, 2020, which is the record date for the Acamar Partners Special Meeting (the “Acamar Partners record date”). You are entitled to one vote for each share of Acamar Partners Class A common stock and Acamar Partners Class B common stock that you owned as of the close of business on the Acamar Partners record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions. On the Acamar Partners record date, there were 30,557,322 shares of Acamar Partners Class A common stock and 7,639,330 shares of Acamar Partners Class B common stock issued and outstanding, of which no public shares and 7,639,330 shares of Acamar Partners Class B common stock were held by the Sponsor and no shares of Acamar Partners common stock were held by Acamar Partners’ initial stockholders directly.
Vote of the Sponsor
Acamar Partners entered into an agreement with the Sponsor pursuant to which the Sponsor has agreed to vote any shares of Acamar Partners common stock owned by it in favor of our proposed initial business combination. As of the date of this prospectus/proxy statement/consent solicitation statement, the Sponsor holds approximately 20% of the outstanding shares of Acamar Partners common stock.

Quorum and Required Vote for Proposals for the Acamar Partners Special Meeting
A majority of the voting power of the issued and outstanding Acamar Partners common stock entitled to vote at the Acamar Partners Special Meeting must be represented at the meeting by virtual attendance or by proxy to constitute a quorum and in order to conduct business at the Acamar Partners Special Meeting. An abstention from voting, shares represented at the meeting by virtual attendance or by proxy but not voted on one or more proposals or a broker non-vote so long as the stockholder has given the broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus/consent solicitation statement will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the Acamar Partners Special Meeting may adjourn the special meeting. As of the Acamar Partners record date, the presence by virtual attendance or by proxy of 19,098,327 shares of Acamar Partners common stock (11,458,997, representing 37.5% of the public shares, in addition to the Founder Shares) is required to achieve a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class. Accordingly, a stockholder’s failure to vote online during the Acamar Partners Special Meeting or by proxy, a broker non-vote or an abstention will each have the same effect as a vote “AGAINST” the Business Combination Proposal.
Approval of the Charter Proposals requires the affirmative vote of (i) the holders of a majority of Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Acamar Partners common stock, voting as a single class. Accordingly, a stockholder’s failure to vote online during the Acamar Partners Special Meeting or by proxy, a broker non-vote or an abstention will each have the same effect as a vote “AGAINST” each Charter Proposal.
Approval of the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary) each requires the majority of the votes cast by the Acamar Partners stockholders online during the Acamar Partners Special Meeting or represented by proxy at the Acamar Partners Special Meeting. The Acamar Partners board of directors has already approved each of the proposals. Accordingly, neither a stockholder’s failure to vote online during the Acamar Partners Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast”, and thus will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal.
The merger is conditioned upon the approval of the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal, subject to the terms of the merger agreement. The merger is not conditioned on the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to Acamar Partners stockholders for a vote. It is important for you to note that if either the Business Combination Proposal or the Nasdaq Proposal is not approved by Acamar Partners stockholders, or if any other proposal is not approved by Acamar Partners stockholders and Acamar Partners and CarLotz do not waive the applicable closing conditions under the merger agreement, then the merger will not be consummated. If Acamar Partners does not consummate the merger and fails to complete an initial business combination by the Outside Date, Acamar Partners will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to the public stockholders.
Abstention and Broker Non-Votes
Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to Acamar Partners stockholders at the Acamar Partners Special Meeting will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions to your bank, broker or other nominee, it may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote”.

An abstention from voting, shares represented at the Acamar Partners Special Meeting by virtual attendance or by proxy but not voted on one or more proposals and a broker non-vote will each count as present for the purposes of establishing a quorum. A stockholder’s failure to vote by proxy or to vote in person at the Acamar Partners Special Meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Proposals and will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal.
Voting Your Shares
Each share of Acamar Partners common stock that you own in your name entitles you to one vote on each of the proposals for the Acamar Partners Special Meeting. Your proxy card or cards show the number of shares of Acamar Partners common stock that you own. There are several ways to vote your shares of Acamar Partners common stock:
•
You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Acamar Partners common stock will be voted as recommended by the Acamar Partners board of directors. The Acamar Partners board of directors recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal.

•
You can virtually attend the Acamar Partners Special Meeting and vote online during the meeting even if you have previously voted by submitting a proxy as described above. However, if your shares of Acamar Partners common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Acamar Partners common stock.

Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the Acamar Partners Special Meeting or at such meeting by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify the Secretary by email at joseba@acamarpartners.com, before the Acamar Partners Special Meeting that you have revoked your proxy; or

•
you may virtually attend the Acamar Partners Special Meeting, revoke your proxy and vote online during the meeting, as indicated above.

No Additional Matters May Be Presented at the Acamar Partners Special Meeting
The Acamar Partners Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal. Under the existing Acamar Partners bylaws, other than procedural matters incident to the conduct of the Acamar Partners Special Meeting, no other matters may be considered at the special meeting if they are not included in this proxy statement/prospectus/consent solicitation statement.
Who Can Answer Your Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Acamar Partners common stock, you may call Morrow Sodali LLC, Acamar Partners’ proxy solicitor, at (800) 662-5200. Banks and brokerage firms may call (203) 658-9400.

Redemption Rights
Pursuant to the existing Acamar Partners charter, any holders of public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to consummation of the merger. If demand is properly made and the merger is consummated, these shares, immediately prior to the merger, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the Acamar Partners IPO (calculated as of two business days prior to consummation of the merger, including interest earned on the funds held in the Trust Account, net of taxes). For illustrative purposes, based on funds in the Trust Account of approximately $310.9 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.174.
In order to exercise your redemption rights, you must:
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submit a request in writing that Acamar Partners redeem your public shares for cash. The request must identify the beneficial owner of the shares to be redeemed and must be sent to Acamar Partners’ transfer agent at the following address:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Attention: Felix Orihuela
E-mail: Forihuela@astfinancial.com
; and
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deliver your public shares either physically or electronically through DTC to Acamar Partners’ transfer agent at least two business days before the Acamar Partners Special Meeting. Stockholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

If you have other questions please contact:
Acamar Partners Acquisition Corp.
1450 Brickell Avenue, Suite 2130
Miami, FL 33131
Tel: (786) 264-6680
Email: info@acamarpartners.com
If you do not properly comply with the procedures and requirements to redeem your public shares described above, your shares will not be redeemed. Any demand for redemption, once made, may be withdrawn at any time until the date of the Acamar Partners Special Meeting. If you delivered your shares for redemption to Acamar Partners’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Acamar Partners’ transfer agent return the shares (physically or electronically). You may make such request by contacting Acamar Partners’ transfer agent at the phone number or address listed above prior to the date of the Acamar Partners Special Meeting.
Any redemptions by public stockholders will decrease the funds in the Trust Account available to Acamar Partners to consummate the merger and related transactions.
Prior to exercising redemption rights, stockholders should verify the market price of Acamar Partners common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights. We cannot assure you that you will be able to sell your shares of Acamar Partners common stock in the open market, even if the market price per share is higher than the redemption price, as there may not be sufficient liquidity in Acamar Partners common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Acamar Partners common stock will cease to be outstanding immediately prior to the merger and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of New CarLotz following the merger, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the merger is not approved and Acamar Partners does not consummate an initial business combination by the Outside Date, Acamar Partners will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders and the Acamar Partners warrants will expire worthless.
Appraisal Rights
Holders of shares of CarLotz stock who (i) do not consent to the adoption of the merger agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to CarLotz within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value”. The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the merger agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights.

CARLOTZ’ SOLICITATION OF WRITTEN CONSENTS
Purpose of the Consent Solicitation
You are being asked to consent to (i) the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, in all respects (the “CarLotz Merger Proposal”), and (ii) the approval of an amendment to the Existing CarLotz Charter, as set forth in Annex C to this proxy statement/prospectus/consent solicitation statement (the “CarLotz Charter Amendment Proposal”).
The Charter Amendment will eliminate an inconsistency between the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement regarding the amount to be received by holders of CarLotz preferred stock in the merger, in particular, whether or not holders of CarLotz preferred stock are entitled to their liquidation preference.
Pursuant to the CarLotz Shareholders’ Agreement, upon the consummation of the merger, which constitutes an “Approved Sale” thereunder, the merger consideration would be allocated to CarLotz stockholders as if CarLotz’ assets had been sold and the consideration therefor distributed in accordance with the Existing CarLotz Charter. Therefore, holders of CarLotz preferred stock would be entitled to their liquidation preference in the merger under the CarLotz Shareholders’ Agreement because the merger consideration would be paid to CarLotz stockholders as if a Deemed Liquidation Event (a sale of CarLotz’ assets) had occurred.
On the other hand, however, as the Existing CarLotz Charter is currently drafted, the merger would not constitute a “Deemed Liquidation Event”, because current CarLotz stockholders will continue to hold, in the aggregate, a majority of the voting power of New CarLotz following the Closing, and therefore, holders of CarLotz preferred stock would not be entitled to their liquidation preference in the merger.
The Charter Amendment seeks to eliminate such inconsistency by harmonizing the definition of “Deemed Liquidation Event” under the Existing CarLotz Charter and the definition of “Sale of Company” under the CarLotz Shareholders’ Agreement, and thereby clarifying that the merger constitutes a “Deemed Liquidation Event”. As a result, under both the CarLotz Shareholders’ Agreement and the Existing CarLotz Charter, as amended, TRP, as the sole holder of the outstanding shares of CarLotz preferred stock, would be entitled to receive, prior to any distribution to holders of CarLotz common stock, its liquidation preference, which is equal to 1.5 times the sum of its original investment amount plus the accrued but unpaid dividends thereon ($36,986,654.80 through December 15, 2020). Thereafter, the remaining proceeds will be distributed among the holders of shares of CarLotz preferred stock (on an as-converted-to-common stock basis) and CarLotz common stock on a pro rata basis.
The CarLotz board of directors has (i) determined that the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal are advisable, fair to, and in the best interests of CarLotz and its stockholders, and (ii) approved the merger agreement, the merger, the other transactions contemplated by the merger agreement and the proposed amendment to the Existing CarLotz Charter (the “Charter Amendment”). The CarLotz board of directors recommends that you (including holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders) consent to the CarLotz Merger Proposal and thereby adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement and consent to the CarLotz Charter Amendment Proposal and thereby approve the Charter Amendment.
Record Date
The CarLotz board of directors has set November 30, 2020 (the “CarLotz record date”) as the record date for determining the CarLotz stockholders entitled to sign and deliver written consents with respect to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.
CarLotz Stockholders Entitled to Consent
Only CarLotz stockholders of record holding shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date are entitled to sign and deliver written consents with respect to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. As of the close of business on the CarLotz record date, there were 3,485,534 shares of CarLotz common stock and 2,034,751 shares of CarLotz preferred stock outstanding and entitled to sign and deliver written consents with respect to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. You are urged to return a completed, dated and signed written consent by 12:00 noon, Eastern Time, on January 7, 2021.
Stockholder Letter Agreement
In connection with the execution of the merger agreement, on October 21, 2020, each of the CarLotz Major Stockholders executed and delivered a Stockholder Letter Agreement. Pursuant to the Stockholder Letter Agreements, the CarLotz Major Stockholders have agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock, as applicable, that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment. As of the CarLotz record date, the CarLotz Major Stockholders collectively held 100% of the issued and outstanding shares of CarLotz preferred stock and approximately 67.7% of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock. As a result, the holders of (i) a majority of the outstanding shares of CarLotz preferred stock and (ii) a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock, taken together, in each case, as of the CarLotz record date, have agreed to deliver their written consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. For more information on the Stockholder Letter Agreement, see the section entitled “Certain Other Agreements Related to the Merger — Stockholder Letter Agreement”.
The CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal will not be adopted and the merger will not be consummated, however, unless holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.
Consents; Required Consents
Pursuant to the DGCL, the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement, the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement require approval by the written consent of (i) the holders of a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock (on an as-converted-to-common stock basis), as of the CarLotz record date, voting as a single class, and (ii) the holders of a majority of the issued and outstanding shares of CarLotz preferred stock, as of the CarLotz record date, voting as a separate class (together, the “General Merger Approval”). In addition, the merger agreement makes it a condition to the parties’ obligations to consummate the merger that the holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders as of the CarLotz record date deliver their written consent to the CarLotz Merger Approval (the “Supermajority Approval” and, together with the General Merger Approval, the “Required Merger Approval”).
Pursuant to the DGCL, the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement, the approval of the Charter Amendment requires the approval by written consent of the holders of a majority of the outstanding shares of CarLotz common stock and CarLotz preferred stock (on an as-converted-to-common stock basis), as of the CarLotz record date, voting as a single class (the “General Amendment Approval”). In addition, the merger agreement makes it a condition to the parties’ obligations to consummate the merger that the Charter Amendment be approved by the Supermajority Approval (together with the General Amendment Approval, the “Required Amendment Approval”).
As discussed above, in connection with the execution of the merger agreement, the CarLotz Major Stockholders have executed and delivered the Stockholder Letter Agreement, pursuant to which the CarLotz Major Stockholders have agreed to deliver their written consent in favor of the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal, subject to the limitations set forth in the Stockholder Letter Agreement.

Your delivery of the written consent is important. The merger cannot be completed unless the merger agreement is adopted and the merger is approved by the Required Merger Approval and the Charter Amendment is approved by the Required Amendment Approval, in each case, including by Supermajority Approval. If you fail to deliver the written consent as to either the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, the effect will be the same as a vote “AGAINST” the approval of all proposals.
CarLotz Shareholders’ Agreement
All of the CarLotz stockholders, including all of the CarLotz Major Stockholders, KAR and CarLotz Minority Stockholders, are parties to the CarLotz Shareholders’ Agreement. Under the CarLotz Shareholders’ Agreement:
•
CarLotz may not effect a change of control or a sale of the company without the approval of a majority of the directors appointed by TRP and a majority of the directors appointed by Michael W. Bor, William S. Boland and Aaron S. Montgomery (the “CarLotz founders”). On October 18, 2020, at a duly convened meeting of the CarLotz board of directors, the CarLotz board of directors (including all of the directors appointed by TRP and the CarLotz founders) unanimously approved the merger agreement and the merger. The directors appointed by TRP were recused from the approval of the Charter Amendment.

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CarLotz may not effect a change of control or a sale of the company without the approval of the holders of a majority of the issued and outstanding shares of CarLotz preferred stock, voting as a separate class. TRP currently holds 100% of the issued and outstanding shares of CarLotz preferred stock. As a result, the merger must be approved by TRP. As discussed above, in connection with the execution of the merger agreement, after consideration of all the terms and conditions of the merger agreement, including the Charter Amendment, TRP entered into a Stockholder Letter Agreement with Acamar Partners, pursuant to which it has agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz preferred stock that are owned by it adopting the merger agreement and approving the merger.

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The merger has been approved by the CarLotz board of directors in compliance with the requirements of the CarLotz Shareholders’ Agreement, and as such constitutes an “approved sale” thereunder.

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In connection with an approved sale, each CarLotz stockholder party to the CarLotz Shareholders’ Agreement has agreed, among other things, to (i) consent to the sale, (ii) waive any dissenters’ or appraisal rights and all other rights with respect to the sale under the DGCL, (iii) provide such documents as may be reasonably requested by the CarLotz board of directors in connection with the sale and (iv) take all necessary and desirable actions in connection with the consummation of the sale. Notwithstanding this provision, the CarLotz board of directors has, prior to any letter of intent or proposal being considered by the CarLotz board of directors and the transaction committee formed by the CarLotz board of directors, resolved to subject any sale of CarLotz to an approval by holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders. Once the Supermajority Approval of the merger and the Charter Amendment has been obtained, the CarLotz board of directors expects all CarLotz stockholders that are parties to the CarLotz Shareholders’ Agreement and who have not executed and delivered a written consent to the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal to deliver their written consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal in accordance with their agreement in the CarLotz Shareholders’ Agreement.

Submission of Consents
You may consent to the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal with respect to your shares of CarLotz common stock or CarLotz preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/prospectus/consent solicitation statement and returning it to CarLotz.

If you hold shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to CarLotz. Once you have completed, dated and signed the written consent, you may deliver it to CarLotz by faxing it to CarLotz, Attention: Secretary at (804) 510-0319, by emailing a .pdf copy to bpolak@carlotz.com or by mailing it to 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.
The CarLotz board of directors has set 12:00 noon, Eastern Time, on January 7, 2021 as the target date for the receipt of written consents, which is the date on which CarLotz expects to receive the written consents of the CarLotz Major Stockholders pursuant to the Stockholder Letter Agreement. CarLotz reserves the right to extend the final date for the receipt of written consents beyond January 7, 2021. Any such extension may be made without notice to CarLotz stockholders. Once a sufficient number of consents to satisfy the Required Merger Approval and the Required Amendment Approval have been received, the consent solicitation will conclude.
Under the merger agreement, CarLotz has agreed to use its reasonable best efforts to obtain the Required Merger Approval and the Required Amendment Approval by the date that is 10 business days after the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part is declared effective by the SEC. Your prompt return of the written consent is important.
Executing Consents; Revocation of Consents
You may execute a written consent to approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal. A written consent to approve the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent with respect to the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, it has the same effect as voting “AGAINST” the CarLotz Merger Proposal or the CarLotz Charter Amendment Proposal, as the case may be. Please note that the merger cannot be completed unless the CarLotz Merger Proposal is approved by the Required Merger Approval and the CarLotz Charter Amendment Proposal is approved by the Required Amendment Approval, in each case, including the Supermajority Approval.
If you are a record holder of shares of CarLotz common stock or CarLotz preferred stock as of the close of business on the CarLotz record date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 5:00 p.m., Eastern Time, on January 6, 2021 (or, if earlier, before the consents of a sufficient number of shares to approve the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal have been delivered to the Secretary of CarLotz). If you wish to change or revoke your consent before that time, you may do so by sending a notice of revocation by faxing it to (804) 510-0319, by emailing a .pdf copy to bpolak@carlotz.com or by mailing it to 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.
Solicitation of Consents; Expenses
The expense of preparing, printing and mailing these consent solicitation materials is being borne by CarLotz. Officers and employees of CarLotz may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE MERGER
Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among representatives of Acamar Partners, CarLotz and other parties.
Acamar Partners is a blank check company incorporated in November 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The business combination with CarLotz is a result of an extensive search for a potential transaction utilizing the global network and investing and transaction experience of Acamar Partners’ management team and board of directors. The terms of the merger agreement are the result of an arm’s length negotiation between representatives of Acamar Partners and CarLotz.
On February 26, 2019, Acamar Partners completed the Acamar Partners IPO. As disclosed in its prospectus, Acamar Partners had not selected any business combination target and had not, nor had anyone on its behalf, initiated substantive discussions, directly or indirectly, with any business combination target, at the time of the Acamar Partners IPO.
After the Acamar Partners IPO, Acamar Partners’ management team commenced an active search for prospective businesses or assets to acquire in its initial business combination. Although Acamar Partners was not required to limit its activities to any particular industry or geography, it initially focused its efforts on identifying attractive consumer and retail businesses in North America and Western Europe, including but not limited to, travel, retail, food and beverage, hospitality, luxury goods, fashion, consumer branded products, lifestyle and leisure products and services (including fitness), and beauty. Important criteria used by Acamar Partners in evaluating prospective business opportunities included:
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Large and growing total addressable market

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Supportive macroeconomic backdrop and resilient business model

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Relevant position within its market segment

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Multiple revenue and earnings growth drivers

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Strong and sustainable free cash flow generation, historically or near term

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Potential to leverage Acamar Partners’ operational expertise and relationships network

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Committed, talented and capable team

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A fragmented industry with potential for growth, geographical expansion and consolidation

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Digital technology as an opportunity

Acamar Partners’ management team employed various strategies in an effort to identify an appropriate target company, including:
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Leveraging Acamar Partners’ officers and directors’ broad relationship networks and proprietary sourcing channels to identify differentiated acquisition opportunities

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Contacting corporate executives with specific capital needs or complex stockholder dynamics

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Contacting private equity and venture capital investment firms in relation to their portfolio companies

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Contacting investment bankers, attorneys, accountants, brokers and other members of the financial community to discuss potential ideas and map specific industries and sectors

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Contacting investment banks and other boutique firms working on sell-side mandates

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Conducting Internet and various database research to find companies that met certain criteria and could be looking for funding, new equity to deliver, or a partial/full sale

Representatives of Acamar Partners were also contacted by a number of individuals and entities with respect to potential business combination opportunities.
Acamar Partners’ team considered and evaluated over 300 opportunities across a wide variety of consumer and retail verticals (including, among others, travel retail, food and beverage, hospitality, luxury goods, consumer branded products, beauty, etc.), as well as some consumer related adjacent segments and B2B businesses. Acamar Partners entered into non-disclosure agreements and received and reviewed detailed information in relation to 50 potential acquisition targets, sent indicative proposals to more than ten of these targets and had several other discussions about a potential business combination with key stockholders and senior executives of eight of these companies.
From the date of the Acamar Partners IPO through October 21, 2020, Acamar Partners signed letters of intent and engaged in significant due diligence and detailed discussions with senior executives and key stockholders of four companies, including CarLotz. Acamar Partners did not pursue a potential transaction with the other potential acquisition targets for a variety of reasons, including the ability to reach mutually acceptable transaction terms and valuation, the impact of COVID-19 on a potential target’s business or the decision to pursue more attractive opportunities.
Acamar Partners believes that CarLotz represents a compelling investment opportunity given:
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very large ($841 billion) and fragmented U.S. used vehicle market, with less than 1% e-commerce penetration currently, ready for disruption and consolidation;

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CarLotz’ unique asset-light consignment-based sales model, which limits the inventory risk and financial burden on the company;

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better than peers expected revenue and gross profit growth over the next three years, and one of the only run-rate profitable and cash-flow breakeven digital disruptors currently;

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multiple near-term revenue growth opportunities, including a well thought-through nationwide expansion plan, growth from further account penetration within the company’s main corporate vehicle sourcing partners, a better buyer and seller experience and more insightful analytics through investment in core technologies (front-end and back-end), and an improvement in brand recognition and awareness through targeted campaigns both at company level and in each of the new hub locations;

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best-in-class unit economics including one of the highest gross profit margins, lowest customer acquisition costs and highest net contribution margin, highest expected EBITDA margin (by 2023), and greatest expected return on invested capital. The company is also run-rate EBITDA profitable and cash-flow breakeven, currently;

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a strong, very talented and visionary management team, led by CEO and Co-founder Michael Bor, who is capable of delivering the company’s ambitious business plan;

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a complete alignment between management, existing stockholders and the Acamar Partners sponsor team, with about $321 million net cash to the company’s balance sheet to fully fund its growth plan, existing stockholders rolling over the vast majority (c. 95%) of their current holdings of CarLotz common stock, and the Acamar Partners sponsor team agreeing to defer 50% of their promote until New CarLotz’ share price exceeds certain triggers; and

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the opportunity to invest in CarLotz at a meaningful discount to key peers, and only a small premium to Shift, despite the superior expected growth and unit economics.

Acamar Partners and its advisors considered CarLotz the most compelling acquisition opportunity when taking into consideration their business prospects, growth potential, strategy, management teams, structure, likelihood of execution and valuation considerations.
Acamar Partners’ officers have over 20 years of experience evaluating the financial merits of and investing in companies from a wide range of industries, as well as identifying, valuing and executing potential merger and acquisition opportunities. Acamar Partners’ directors have decades of experience evaluating business opportunities and operating businesses in a wide range of verticals within consumer sectors.

Acamar Partners’ officers and directors determined that the team had sufficient experience and was capable of making the necessary analyses and determinations to evaluate the proposed business combination with CarLotz. In assessing the valuation offered to acquire CarLotz, Acamar Partners’ officers and directors took into consideration the capital markets and valuation views shared by their financial advisor (including relative valuations and other performance metrics of a number of public peers), as well as the various growth areas in which the team could support CarLotz. In view of, among others, the due diligence and financial analysis done by the Acamar Partners team, CarLotz’ business plan, CarLotz’ superior expected revenue and gross profit growth and financial return metrics (including medium-term run rate gross profit margin, EBITDA margin and net contribution per unit) compared to peers in the industry, Acamar Partners’ discounted cash flow valuation analysis (based on internal assumptions and customary practices), and the relative discount to publicly listed peers such as Carvana and Vroom in terms of enterprise value to the 2022 expected revenue and gross profit, Acamar Partners’ directors assessed that the valuation offered for CarLotz was fair.
After evaluating all the information available to them, Acamar Partners’ officers and directors concluded that the proposed merger with CarLotz offered an attractive investment opportunity for Acamar Partners’ stockholders, enabling them to participate in a potentially high growth equity opportunity through a target with a differentiated business model in a very large, fragmented and attractive sector.
The proposed transaction and valuation was further validated by the Subscribers who committed to buy newly issued shares of Acamar Partners Class A common stock in the PIPE Investment.
Detailed chronology of events:
On an ongoing basis over the past year, CarLotz and the CarLotz board of directors have reviewed and evaluated strategic opportunities and alternatives with a view to enhancing CarLotz stockholder value. Such opportunities and alternatives included, among other things, capital raising, acquisitions and capital markets transactions.
On November 8, 2019, CarLotz engaged Barclays Capital Inc. (“Barclays”) to provide financial advisory services with respect to strategic opportunities involving CarLotz, including a possible sale of CarLotz to a third party. That process was ultimately suspended in March 2020 due to the impact of the COVID-19 pandemic.
On August 6, 2020, CarLotz engaged Freshfields as its outside legal counsel with respect to a potential business combination with a publicly-traded special purpose acquisition company (a “SPAC”).
On August 7, 2020, CarLotz engaged Deutsche Bank Securities Inc. (“Deutsche Bank”) as an additional financial advisor to explore the possibility of entering into a business combination with a SPAC.
During August and early September 2020, representatives of Deutsche Bank conducted outreach to SPACs that Deutsche Bank and CarLotz’ management believed may present a strategic fit with CarLotz and that Deutsche Bank and CarLotz’ management believed could likely find CarLotz’ profile within its industry relative to its peers and financial position attractive as a merger partner.
Since September 2019, the Acamar Partners team held periodic calls with Deutsche Bank to obtain market updates and discuss potential acquisition opportunities. Deutsche Bank had acted as an underwriter in the Acamar Partners IPO, which would entitle Deutsche Bank to a portion of the deferred underwriting fees at the closing of a business combination of Acamar Partners with a third party. In one of these calls, on August 25, 2020, Deutsche Bank identified CarLotz as a potential acquisition opportunity and shared high-level information about CarLotz, the used vehicle market and some of CarLotz’ public peers. As a follow up to the call, Deutsche Bank sent a non-disclosure agreement and offered a follow up call with management of CarLotz once the non-disclosure agreement was signed.
In connection with the outreach process conducted by representatives of Deutsche Bank to potential SPAC merger partners, CarLotz entered into non-disclosure agreements with various SPACs to facilitate such SPACs’ review of CarLotz’ non-public information, including with Acamar Partners on August 31, 2020.

From August 31 through early September 2020, the SPACs that signed a non-disclosure agreement, including Acamar Partners, were provided background information on CarLotz, which included a confidential information memorandum providing background information about CarLotz, its business model, its recent financial performance and its projected future growth and, in some cases, also had discussions with CarLotz’ management and Deutsche Bank to obtain additional background information on CarLotz.
On September 1, 2020, representatives of Acamar Partners, including Messrs. Solorzano, Duarte and Picaza, had a call with members of CarLotz’ management team, including Mr. Michael W. Bor, CarLotz’ co-founder and Chief Executive Officer, Mr. John W. Foley II, Chief Operating Officer, Mr. Daniel A. Valerian, Chief Technology Officer, and Mr. Robert Imhof, interim Chief Financial Officer, who gave a formal and comprehensive management presentation. After the management presentation, Acamar Partners requested a follow up call with Deutsche Bank to better understand the company’s valuation expectations and Deutsche Bank’s capital markets views on the asset, including their public market valuation views and benchmarking versus key public peers.
On September 4, 2020, Acamar Partners received more detailed financial information about CarLotz, including more detailed descriptions of CarLotz’ growth and capital expenditure strategy, detail on the hub expansion plan and hub economics, a breakdown of capital needs that would be satisfied through a business combination with Acamar Partners, and more specific historical and financial projections. This information also included pages prepared by Deutsche Bank benchmarking CarLotz versus some of its public peers.
Acamar Partners had a subsequent call with Deutsche Bank to further discuss the competitive dynamics between the various e-commerce players in the used vehicle market, CarLotz’ business model differentiation and value proposition to buyers and sellers of vehicles, public markets valuation considerations, and structuring and financial considerations regarding a potential business combination between Acamar Partners and CarLotz. During this call, Deutsche Bank informed Acamar Partners that a number of SPACs had been invited to review the opportunity and would be invited to submit non-binding indications of interest by September 12, 2020, based on which CarLotz would choose a partner with whom to enter into exclusive negotiations.
Later that day, Acamar Partners received a copy of CarLotz’ financial model, a letter of intent draft prepared by Deutsche Bank and access to a virtual data room. Acamar Partners also requested Goldman Sachs & Co. LLC. (“Goldman Sachs”) to start their conflicts check process on CarLotz in order to engage them as its financial and capital markets advisors.
On September 8, 2020, representatives of Acamar Partners had a call with members of CarLotz’ management team and representatives of Deutsche Bank to further understand CarLotz’ future growth drivers, costs and other assumptions underlying CarLotz’ financial model. Later that day, Acamar Partners signed a non-disclosure agreement with Goldman Sachs, shared certain information it had previously received from CarLotz and scheduled a call for September 10, 2020 to discuss valuation views.
On September 9, 2020, after internal discussions regarding the opportunity, valuation and a preliminary transaction proposal, Mr. Picaza had a conference call with Mr. Brian Willer and Mr. Jeff Vergamini, Managing Directors of Deutsche Bank responsible for the process, to express Acamar Partners’ interest in CarLotz and confirm that Acamar Partners would be submitting a non-binding Letter of Intent by September 12, 2020.
On September 10, 2020, representatives of Acamar Partners, including Messrs. Solorzano, Duarte and Picaza, had a call with representatives of Goldman Sachs to discuss the investment opportunity, share Acamar Partners’ views on valuation and potential transaction structure and receive a preliminary view from Goldman Sachs’ capital markets team on how public market investors could perceive the opportunity and approach valuation.
On September 10, 2020, the CarLotz board of directors held a video conference meeting, which was attended by all CarLotz directors as well as representatives from CarLotz’ management, TRP and Freshfields, to discuss the status of the processes with potential SPAC merger partners. At the meeting, Michael W. Bor discussed the status of the discussions with various parties, valuations and next steps. A representative of Freshfields reviewed the fiduciary duties of the CarLotz board of directors under Delaware law in connection with a potential sale of CarLotz. The CarLotz board of directors also discussed the terms of the CarLotz preferred stock and the consequences of a merger with a SPAC, the terms of the CarLotz Shareholders’ Agreement and the capital structure of CarLotz after a merger. The CarLotz board of directors asked a number of questions and a discussion ensued.
At the same meeting, the CarLotz board of directors resolved to form a transaction committee comprised of Messrs. Michael W. Bor, Steven G. Carrel and David R. Mitchell (the “Transaction Committee”) to which it delegated the power to evaluate, negotiate and recommend to the CarLotz board of directors for approval the terms and form of agreements for any potential strategic transaction involving CarLotz, including any potential business combination with a SPAC. The CarLotz board of directors further resolved, prior to any letter of intent or proposal being considered by the CarLotz board of directors and the Transaction Committee, that any potential sale of CarLotz to a third party, including a SPAC, be subject to the approval by at least 66 2∕3% of the voting power of the outstanding shares of CarLotz common stock held by CarLotz stockholders other than TRP, Michael W. Bor, Aaron S. Montgomery and William S. Boland.
On September 10, 2020, CarLotz received a non-binding proposal from a potential SPAC merger partner (“Party A”).
On September 11, 2020, CarLotz received a non-binding proposal from an additional potential SPAC merger partner (“Party B”).
On September 11, 2020, based on the materials and information made available to Acamar Partners and its preliminary due diligence performed, and following a series of internal calls (including with Acamar Partners’ board chairman, Mr. Torres) and meetings to discuss valuation and a proposed transaction structure. Acamar Partners presented to CarLotz a non-binding Letter of Intent (the “Acamar Partners LOI”) proposing to combine with CarLotz for a fully-distributed enterprise value between $650 million and $700 million (depending on the mutual agreement of the parties), reflecting an enterprise value entry price for investors of $713 million to $763 million (equivalent to 0.75 to 0.81 times CarLotz’ 2022 estimated revenue of $945 million). The Acamar Partners LOI also provided for (i) a PIPE Investment in the amount of $100 million to supplement Acamar Partners’ cash in trust, (ii) an earn-out on 3.8 million of the Sponsor’s promote shares and 7.5 million of the shares issuable to CarLotz’ existing stockholders in the merger (with 50% of the earn-out shares to be released if the shares of New CarLotz common stock trade above $12.50 for 20 trading days in any 30 consecutive trading days period and the remaining 50% to be released if the shares of New CarLotz common stock trade above $15.00 for 20 trading days in any 30 consecutive trading days period) and (iii) an exclusivity in favor of Acamar Partners through October 5, 2020.
Also on September 11, 2020, Mr. Solorzano called Mr. Bor to convey Acamar Partners’ interest in a potential transaction with CarLotz and to elaborate on the various ways Acamar Partners could be a long-term value adding partner; these included, among others, (i) extensive experience in retail, including footprint expansion, (ii) experience designing and implementing initiatives aimed at increasing the customer’s lifetime value (e.g., CRM, loyalty programs), (iii) experience building brands and increasing market awareness about them, (iv) experience taking several businesses public and stewarding them through what it means to be listed and (v) experience helping businesses identify and execute accretive acquisition opportunities.
From September 11 through September 14, 2020, members of the Transaction Committee, with the assistance of representatives of Deutsche Bank and Freshfields, had several discussions related to the terms of a proposed business combination with each of Acamar Partners, Party A and Party B. At the outset of these discussions, Deutsche Bank disclosed to the Transaction Committee its role as an underwriter of the Acamar Partners IPO, which will entitle it to a portion of the deferred underwriting fee at the closing of a business combination of Acamar Partners with CarLotz. During these discussions, the Transaction Committee, with the assistance of representatives of Deutsche Bank and Freshfields and drawing upon the substantial experience of TRP designees on the Transaction Committee in evaluating the operating and financial merits of companies, considered and compared the proposed business combinations with each of Acamar Partners, Party A and Party B across several factors, including the value provided to CarLotz stockholders, the relative experience of the potential SPAC merger partners and the speed and certainty with which a proposed business combination could be completed.

On September 12, 2020, Messrs. Duarte and Picaza participated on a call with Messrs. Vergamini and Willer from Deutsche Bank to clarify certain terms set forth in the Letter of Intent.
On September 13, 2020, representatives of Acamar Partners, including Messrs. Solorzano, Duarte and Picaza, participated on a conference call with Messrs. Vergamini and Willer from Deutsche Bank. On this call, Deutsche Bank, on behalf of CarLotz, presented a counterproposal to Acamar Partners: (i) the net enterprise value to CarLotz’ existing stockholders would be increased to $800 million; (ii) the principal amount of the PIPE Investment would be increased to $125 million; (iii) $33 million of transaction proceeds would go to CarLotz’ existing stockholders and optionholders (who would roll over approximately 95% of their existing shares and options into Acamar Partners shares and options in the transaction); (iv) the earn-out for CarLotz’ existing stockholders would be reduced to 5 million shares of the combined entity resulting from the merger; (v) the parties would agree to a pool of up to 10% of the outstanding shares of the combined company following the merger for future management incentive plans; and (vi) the parties would agree on a mutual exclusivity period.
Following discussions with Goldman Sachs and Deutsche Bank, Acamar Partners conveyed that while the terms were not unreasonable given the company’s growth and profitability profile, the terms looked less attractive versus publicly traded peers and could lead to more execution uncertainty. The parties agreed that Deutsche Bank and Goldman Sachs’ capital markets teams would connect the following day to exchange their capital market views.
On September 14, 2020, Messrs. Solorzano, Duarte and Picaza participated on a conference call with the Transaction Committee, and representatives of Deutsche Bank, including Messrs. Vergamini and Willer. During the call, the Acamar Partners team shared their views on valuation, and presented their suggested strategy to raise the PIPE Investment, including the list of potential investors that would be invited to participate in the capital raising. Later that day, the capital markets teams from Deutsche Bank and Goldman Sachs exchanged their views on valuation and investor targeting. Following consultation with Mr. Torres, Mr. Solorzano communicated to Mr. Bor that Acamar Partners would increase its proposed valuation to $750 million of net enterprise value to existing CarLotz stockholders or approximately $814 million to Acamar Partners stockholders and PIPE investors, and accepted the balance of the requests in CarLotz’ counterproposal. Mr. Bor and Mr. Solorzano agreed to leave unchanged from the original Acamar Partners proposal an earn-out of 7.5 million shares to compensate for the valuation gap compared to the valuation the existing stockholders of CarLotz were seeking to achieve.
Later on that day, Acamar Partners presented to the Transaction Committee a revised Acamar Partners LOI, which provided for (i) a fully-distributed equity value of $750 million, reflecting a revised enterprise value entry price for investors of $814 million (equivalent to 0.86 times CarLotz’ 2022 estimated revenue of $945 million), (ii) total proceeds of $436 million, including Acamar Partners’ expected cash in trust assuming no redemptions and a PIPE Investment in the amount of $125 million to be raised prior to a transaction announcement, (iii) $33 million of secondary proceeds to CarLotz’ existing stockholders, (iv) $37 million used to repay existing preferred stock obligations, (v) $335 million net cash to the balance sheet assuming payment of $31 million of estimated fees and expenses, (vi) approval of a set-aside amount of up to 10% of the shares of the surviving entity following the merger transaction for a multi-year management incentive plan, the terms of which will be set by the compensation committee, (vii) an earn-out on 3.8 million of the Sponsor’s promote shares and additional 7.5 million shares to CarLotz’ existing stockholders and optionholders (with 50% of the earn-out shares to be released if the shares of New CarLotz common stock trade above $12.50 for 20 trading days in any 30 consecutive trading days period and the remaining 50% to be released if the shares of New CarLotz common stock trade above $15.00 for 20 trading days in any 30 consecutive trading days period) and (viii) mutual exclusivity through October 5, 2020, which would be automatically extendable to October 19, 2020, if the parties were still negotiating documentation in good faith on October 5, 2020.
In assessing the value to CarLotz stockholders of the proposed business combinations, the Transaction Committee considered a number of factors (including the capital markets and valuation views of CarLotz’ financial advisor), with the goal of maximizing value for CarLotz stockholders. These factors included:
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Valuation (including the fully distributed enterprise value at $10.00 and $15.00 per share, the fully distributed equity value and the purchase enterprise value);

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Additional potential value to CarLotz stockholders (such as an earnout);

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Form of consideration, including the amount of cash consideration payable to CarLotz stockholders;

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The relative experience of the SPAC as potential merger partner and the performance of prior business combinations by the SPAC management teams;

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Amount of cash in trust potentially available to CarLotz following the completion of the proposed business combination;

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The potential dilution to CarLotz stockholders from SPAC shares and warrants;

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The speed and certainty with which the proposed business combination could be completed and the expected performance of the New CarLotz common stock following the completion of the proposed business combination; and

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The fact that all three proposals were submitted after an extensive market check and through a competitive process.

After considering and discussing the merits and risks of the proposed business combinations with each of Acamar Partners, Party A and Party B, including consideration of the factors listed above, the Transaction Committee, drawing upon the substantial experience of the TRP designees on the Transaction Committee in evaluating the operating and financial merits of companies and in consultation with its legal and financial advisors, determined that the business combination proposal presented by Acamar Partners was overall superior to the other proposals and that the value and form of the consideration proposed thereunder were fair. Accordingly, the Transaction Committee informed Acamar Partners of its intention to move forward with Acamar Partners’ proposed business combination. After further discussions and negotiations, Acamar Partners and the members of the Transaction Committee (on behalf of CarLotz) executed the Acamar Partners LOI.
On September 15, 2020, Acamar Partners shared the executed Letter of Intent and initial list of due diligence questions with Goldman Sachs. Concurrently, Deutsche Bank provided certain members of the Goldman Sachs team access to the virtual data room. Later that day, Acamar Partners submitted an additional information request to Deutsche Bank, requested a number of follow up calls with CarLotz’ management team as part of its diligence and engaged STB as legal advisor for the transaction.
On September 16, 2020, an all-hands organizational call was held to formally kick-off the process and discuss the timeline to complete the transaction, including the outreach to potential Subscribers and Acamar Partners’ due diligence. The call was attended by Acamar Partners, CarLotz, Goldman Sachs (financial and capital markets advisor to Acamar Partners), Deutsche Bank and Barclays (financial advisors to CarLotz), TRP, STB (legal advisor to Acamar Partners), Freshfields (legal advisor to CarLotz) and ICR (hired by CarLotz to coordinate investor and media communications at and post announcement)(collectively, the “Update Call Parties”). Later that day Messrs. Solorzano and Picaza discussed the opportunity with Acamar Partners’ independent director, Mr. Teck Wong, who was very interested in the opportunity and learning more about CarLotz. On the same day, lawyers from Freshfields and STB had a further discussion on the legal documentation required for the transaction. Later that day, representatives of Acamar Partners had a telephone discussion with representatives of CarLotz regarding its initial due diligence questions.
During the ten days following the execution of the Acamar Partners LOI, Acamar Partners, CarLotz, Deutsche Bank, Goldman Sachs, Freshfields and STB prepared and finalized investor presentation materials and the initial form of subscription agreement for confidential investor marketing in connection with the planned PIPE Investment, including the terms of the closing process, the conditions to closing the PIPE Investment, the representations and warranties of Acamar Partners and the Subscribers and the registration rights to be granted to the Subscribers.
In parallel, the management teams of Acamar Partners and CarLotz met on a regular basis for the purposes of reviewing CarLotz’ business, due diligence and discussing the contemplated business combination transaction. During the period from the execution of the LOI to the execution of the merger agreement, Acamar Partners and its advisors conducted a due diligence investigation of CarLotz.

Between September 16 and September 23, 2020, the Update Call Parties had frequent email exchanges and calls to (i) update each other on the various workflows, (ii) discuss the proposed transaction timeline, (iii) prepare, discuss and approve the confidential investor marketing materials, the script and procedure for the wall-crossing of potential PIPE investors, and a first draft of the form of PIPE subscription agreement, and (iv) prepare the management presentation and potential Q&A for the PIPE investors meetings scheduled. In parallel, Acamar Partners had a number of follow up diligence sessions and email exchanges with CarLotz and Deutsche Bank.
On September 17, 2020, Messrs. Solorzano, Duarte and Picaza had a call with Messrs. Carrel and Mitchell from TRP to discuss how the two firms could collaborate going forward and add value to CarLotz pre- and post-transaction. Later that day, Messrs. Solorzano, Duarte, Picaza, Carrel and Mitchell had a call with Mr. Bor to discuss potential PIPE investors, board of director candidates and the potential engagement of executive and director search firms.
Between September 18 and 20, 2020, Messrs. Solorzano, Duarte, Picaza, Bor and Carrel discussed the involvement, role, coordination and fees of the various third party advisors, as a consequence of which it was decided that the enterprise value entry level for investors should be revised to $827 million (equivalent to 0.88 times CarLotz’ 2022 estimated revenue of $945 million), resulting in an enterprise value to CarLotz’ existing stockholders of $750 million, net of costs and expenses.
On September 19 and 20, 2020, calls were held with Acamar Partners, CarLotz, Goldman Sachs, Deutsche Bank, Barclays, TRP and ICR to discuss the latest draft of investor materials for confidential investor marketing and conduct a dry run of the investor presentation.
On September 21, 2020, Mr. Solorzano discussed the opportunity with Acamar Partners’ independent director Mr. James E. Skinner, who had previously received a copy of the confidential investor presentation and was very interested in the opportunity and learning more about CarLotz.
On September 22, 2020, Messrs. Solorzano, Duarte and Picaza organized a call with Messrs. Bor, Carrel and Mitchell to introduce them to Mr. Torres. Separately, the Acamar Partners team had a call with Acamar Partners’ President, Mr. Raffaele Vitale, to update him on recent developments and the PIPE investor outreach plan.
From September 23 through October 15, 2020, Messrs. Torres, Solorzano, Bor, Foley and Imhof, accompanied by Mr. Ranjith Roy and Ms. Jacqueline Chayet of Goldman Sachs, held a number of confidential investor video meetings to discuss the proposed transaction with prospective investors in the PIPE Investment. Acamar Partners, CarLotz, TRP, Goldman Sachs and Deutsche Bank held daily update calls to brief the various parties about that day’s calls and share any feedback received from the prospective PIPE investors.
On September 24, 2020, the Acamar Partners team had an internal update call to discuss the due diligence status and coordinate the various workflows.
On September 25, 2020, Messrs. Solorzano, Duarte and Picaza took part in a conference call with Messrs. Carrel, Mitchell and Bor, where William Blair & Company L.L.C. (“William Blair”) presented their experience in the auto industry and, more specifically, in the used vehicle e-commerce space (having participated in the IPOs and follow-on offerings of both Carvana and Vroom, and in the de-SPACing of Shift), and explained how they could assist CarLotz with generating incremental investor interest between transaction announcement and closing.
Beginning on September 25, 2020, Goldman Sachs distributed the form of subscription agreement to prospective investors with respect to the PIPE Investment. Between the end of September and October 21, 2020, STB and Freshfields collectively negotiated the terms of the Subscription Agreements with the prospective investors, including with respect to the closing process, the conditions to closing the PIPE Investment, the representations and warranties of Acamar Partners and the Subscribers and the registration rights to be granted to the Subscribers. During this time, the prospective investors conveyed to Goldman Sachs their proposed subscription amounts.
On September 28, 2020, the Update Call Parties had a call to review the transaction timeline, the various workflows and pending items. During this call, CarLotz’ auditors provided an update on their audit of CarLotz’ financial statement information and expected timing to close the audit and be able to issue the PCAOB opinion. Following this call, the Acamar Partners team had an internal update call to discuss the due diligence status and coordinate the various workflows.
Later that afternoon, representatives of Acamar Partners, including Messrs. Duarte and Picaza had the last due diligence call with the CarLotz team, concluding their business and financial diligence on the company and only pending the receipt of some additional follow up materials, which would be shared with Acamar Partners over the following week. During the same time, Mr. Solorzano discussed the opportunity with Acamar Partners’ independent director, Mr. Domenico de Sole, who had previously received a copy of the confidential investor presentation and was very interested in the opportunity and learning more about CarLotz.
On September 29, 2020, Messrs. Solorzano, Duarte and Picaza had a call with Messrs. Bor and Imhof from CarLotz, Messrs. Carrel and Mitchell and Ms. Karen Hansen from TRP and CarLotz’ auditors to discuss the necessary accounting and audit work, and pending inputs from the various parties, to complete the relevant sections of the Form S-4. The parties agreed that Messrs. Duarte and Picaza would introduce Ms. Jennifer Calabrese (Acamar Partners’ accountant) and Withum (Acamar Partners’ auditor) to Ms. Hansen and CarLotz’ auditors, so they could coordinate any accounting and audit work required for the preparation of the Form S-4.
Between September 29 and October 19, 2020, Mr. Solorzano interviewed several candidates to complement CarLotz’ management team or prospect candidates for the New CarLotz board of directors post-Closing, at the request of Messrs. Bor and Carrel.
On September 30, 2020, STB circulated a first version of the merger agreement.
Between September 30 and October 19, 2020, the Update Call Parties had frequent update calls to review the transaction timeline, the various workflows and pending items.
Between September 30 and October 2, 2020, Acamar Partners, CarLotz, TRP, Goldman Sachs and Deutsche Bank prepared an addendum to the confidential investor marketing materials to address questions that certain of the prospective PIPE investors had raised during the management presentations. This new document was uploaded to the virtual data room on October 2, 2020 and was made available to all prospective PIPE investors.
On October 4, 2020, Freshfields circulated a first version of the Form S-4.
On October 5, 2020, after discussing the key issues and proposed revisions to the merger agreement with, and receiving input from, members of the Transaction Committee, Freshfields sent their comments to the draft of the merger agreement previously circulated by STB proposing several key changes from STB’s initial draft of the merger agreement, including rollover of CarLotz options into Acamar Partners options and making the proposed minimum cash condition, which is $125 million in cash and cash equivalents (after giving effect to the PIPE Investment, redemption and cash payments in the transaction), a condition to CarLotz’ obligation to consummate the merger.
On October 6, 2020, Messrs. Picaza, Bor, Foley, Carrel and Mitchell had a call with ICR to discuss all matters related to communication and marketing of the transaction at and post announcement of the transaction. Later that day, Freshfields circulated a first draft of the Registration Rights and Lock-Up Agreement.
On October 9, 2020, Messrs. Solorzano, Duarte, Picaza, Bor, Carrel and Mitchell took part in another call with William Blair, discussing William Blair’s recent experiences in the automotive sector and in assisting other companies in capital markets transactions and how they would envisage supporting the transaction.
Later that day, the Acamar Partners and STB teams discussed the latest draft of the merger agreement, key discrepancies versus the LOI and how to simplify certain formulas.
Later that day, the Acamar Partners team had a conference call with representatives of Goldman Sachs, Mr. Bor and Messrs. Carrel and Mitchell to discuss progress with the PIPE Investment and the strategy for the week to come. This call was followed by an Update Call Parties call.

On October 10, 2020, representatives of Goldman Sachs, Deutsche Bank and Barclays discussed progress with the PIPE Investment and, in light of prospective PIPE investor feedback and indicated orders to that date, agreed to aim to close the PIPE Investment by the end of the following week, targeting a transaction announcement during the week of October 19. Goldman Sachs conveyed this message to Acamar Partners, CarLotz and TRP on behalf of the banks.
On October 12, 2020, Messrs. Solorzano, Duarte, Picaza, Bor, Carrel and Mitchell discussed, on a conference call, certain of the open commercial points in the merger agreement. Some of these open items included (i) simplifying the language in the agreement by replacing some definitions and formulas with actual cash, share and option figures, (ii) agreeing to fix the Liquidation Preference Amount (vs. calculating it at closing), (iii) agreeing to a conversion of the CarLotz convertible note into Acamar Partners common stock, (iv) discussing the mechanics of the CarLotz employee options and how to partially hedge the dilution risk by retaining some of the stock merger consideration as treasury stock, (v) delaying the issuance of new shares under the seller earn-out until share price triggers are reached, to reduce dilution for investors, and (vi) increasing the Minimum Cash Condition to $175 million, but without giving effect to any cash payments in the transaction. All open points were agreed. Later that day, the Acamar Partners and STB teams discussed how to reflect the commercial agreement reached with Messrs. Bor, Carrel and Mitchell in the merger agreement. STB circulated a new version of the merger agreement to Acamar Partners later that night.
On October 13, 2020, Messrs. Picaza, Bor, Foley, Carrel and Mitchell had a call with ICR to discuss all matters related to communication and marketing of the transaction at and post announcement of the transaction. Following this call, Messrs. Duarte and Picaza had a call with STB to discuss the latest draft of the merger agreement and instruct STB to share the draft with CarLotz, TRP, Freshfields and the financial advisors. Acamar Partners and STB also had a discussion on the latest draft of the Form S-4 shared by Freshfields a few days earlier, and Acamar Partners shared some comments and input for some of the sections later that night.
Later that evening, STB shared a further revised draft of the merger agreement, addressing the form and amount of consideration payable in the proposed transaction, the earnout structure, the capital structure of CarLotz as of the Closing and conditionality of the transaction (including the Minimum Cash Condition), among other topics.
On October 14, 2020, Acamar Partners shared some additional comments on the Form S-4 with STB. Later that day, STB shared a new draft of the Form S-4 with CarLotz, TRP, Freshfields and the financial advisors.
On October 15, 2020, Messrs. Bor, Foley and Imhof participated in a management presentation to the Acamar Partners board of directors. The videoconference was attended by Acamar Partners’ officers (Messrs. Torres, Solorzano, Vitale, Duarte and Picaza), Acamar Partners’ independent directors (Messrs. de Sole, Skinner and Wong), and some other Acamar Partners and Sponsor team members. The management presentation was followed by a Q&A session.
Between October 15, 2020 and October 19, 2020, Messrs. Bor, Foley, Imhof, Carrel, Mitchell, Solorzano, Duarte, Picaza and other members of the Acamar Partners team had a number of calls with representatives of Goldman Sachs, Deutsche Bank and Barclays to discuss the orders and feedback received from potential PIPE investors in relation to the transaction and the PIPE Investment. During these calls, it was decided that Goldman Sachs would collect indications of interest from all potential PIPE investors contacted, aiming to conclude the PIPE Investment bookbuilding process by October 19, 2020. During these calls, Mr. Bor also informed the banks that, to demonstrate their support of CarLotz, TRP, Mr. Bor and the Sponsor would be prepared to participate in the PIPE Investment.
Between October 15, 2020 and October 21, 2020, CarLotz, TRP, Acamar Partners, Freshfields and STB had multiple conversations and email exchanges in relation to the transaction documentation (including the merger agreement and Form S-4).
On October 16, 2020, after discussing the key issues and proposed revisions to the merger agreement with, and receiving input from, members of the Transaction Committee, Freshfields sent their further comments on the draft of the merger agreement previously circulated by STB.

On October 17, 2020, Acamar Partners held a meeting of its board of directors. This meeting was attended by Messrs. de Sole, Skinner, Wong, Torres and Solorzano (Acamar Partners’ directors) and Messrs. Duarte and Picaza. Prior to the meeting, the directors had been shared a document summarizing the key terms of the transaction, including the PIPE Investment and allocations, a summary of the key terms of the merger agreement, a summary of the due diligence done and key findings, a section identifying potential risk to the business and mitigants, a summary of CarLotz’ financials and some analytics on the business and its performance, and a section containing a peer benchmarking and valuation views. After discussing the opportunity and addressing various questions from the participants, the Acamar Partners board of directors unanimously resolved to (i) approve entering into the merger agreement and ancillary agreements, (ii) approve the transactions contained in the merger agreement, (iii) approve entering into the Sponsor Letter Agreement, (iv) approve entering into the Stockholder Letter Agreement, (v) approve the issuance of common stock related to the consideration under the merger agreement and (vi) authorize the officers of Acamar Partners to execute all necessary filings.
On the morning of October 18, 2020, STB sent further comments on the draft of the merger agreement previously circulated by Freshfields addressing the CarLotz stockholders’ consideration and outside date for the proposed transaction, among other topics.
Also, on October 18, 2020, the CarLotz board of directors held a video conference meeting, which was attended by all CarLotz directors as well as representatives from CarLotz management, TRP, Deutsche Bank and Freshfields. Prior to the meeting, the directors were provided with documents summarizing the key terms of the transaction, including the merger and the merger agreement, the PIPE Investment, the proposed amendment to the Existing CarLotz Charter and the ancillary agreements, as well as copies of each of the proposed transaction agreements and exhibits thereto. At the meeting, representatives of Deutsche Bank (which had previously disclosed its relationship with Acamar Partners) reviewed the terms of the proposed transaction, the current state of the SPAC market, the current state of the market for PIPE investments, the value associated with the earnout contemplated in the proposed transaction and provided a summary of the transaction process to-date as well as next steps. The CarLotz board of directors asked a number of questions and a discussion ensued. Subsequently, Mr. Bor provided an update on CarLotz’ future plans, the transaction process and next steps on behalf of the CarLotz management.
At the same meeting, representatives of Freshfields reviewed the fiduciary duties of the CarLotz board of directors under Delaware law, discussed in detail the terms of the transaction and the transaction documents and provided an update on negotiations with STB. The presentation by Freshfields in respect of the transaction documents focused on, among other topics, the amount and composition of the transaction consideration, the terms of the earnout consideration contemplated in the transaction, the governance and management of CarLotz following the consummation of the proposed transaction, the Minimum Cash Condition and other conditionality with respect to the merger agreement, the proposed amendment to the Existing CarLotz Charter, the required stockholder vote (including the requirement to obtain the consent of 66 2∕3% of the voting power of the outstanding shares of CarLotz common stock held by CarLotz stockholders other than TRP, Michael W. Bor, Aaron S. Montgomery, William S. Boland (together with their family trusts) and KAR, which the CarLotz board of directors determined would not be deemed a disinterested stockholder for purposes of the requisite stockholder approvals for the transaction) and the key terms of each of the ancillary agreements. The CarLotz board of directors asked a number of questions and a discussion ensued. After such discussion and once all questions were answered, the CarLotz board of directors unanimously resolved to approve the merger, the merger agreement, the other transactions contemplated by the merger agreement and the ancillary agreements to the merger agreement and recommended that CarLotz stockholders adopt the merger agreement and approve the merger and the other transactions contemplated in the merger agreement. The TRP-affiliated directors and representatives then recused themselves. The remaining members of the CarLotz board of directors discussed the proposed amendment to the Existing CarLotz Charter. After such discussion and once all questions were answered, the remaining directors approved the proposed amendment to the Existing CarLotz Charter and resolved to recommend that CarLotz stockholders approve the proposed amendment to the Existing CarLotz Charter. The TRP-affiliated directors and representatives then returned to the meeting and the directors then discussed further details of the proposed transaction and next steps. A discussion ensued and all questions asked were answered.

Later that day, Messrs. Bor, Carrel, Mitchell, Duarte and Picaza and representatives of TRP, STB and Freshfields participated in a call to discuss the status and content of the draft Form S-4. In addition, representatives from Freshfields and representatives of STB had a further discussion to resolve the outstanding issues raised by STB’s revised draft of the merger agreement.
On October 19, 2020, CarLotz and Acamar Partners executed an agreement extending the exclusivity period to 11:59 pm (Eastern Time) on Friday, October 23, 2020, in order to provide the parties additional time to complete negotiations with respect to the merger agreement and the PIPE Investment.
Also on October 19, 2020, Acamar Partners, CarLotz and TRP, in consultation with Goldman Sachs, Deutsche Bank and Barclays, decided to conclude the PIPE Investment bookbuilding process, confirm to each Subscriber its, her or his allocation, share with them the Subscription Agreement and merger agreement, and request to have the Subscription Agreement executed by 4:00pm Eastern Time on October 21, 2020. TRP, Mr. Bor and the Sponsor confirmed their participation in the PIPE Investment and delivered their executed Subscription Agreements with the other Subscribers on October 21, 2020.
Over the course of October 19, 2020 to October 21, 2020, various combinations of the Update Call Parties held several negotiation and drafting phone calls to finalize the terms of the proposed transaction and resolve the remaining outstanding issues and Freshfields and STB exchanged a series of drafts of the merger agreement and ancillary agreements. During this period, the open issues on which discussions between the parties focused included, among others: the Minimum Cash Condition, which Acamar Partners proposed to be a mutual condition; other conditionality in the merger agreement; treatment of CarLotz options in the proposed transaction; and the parties’ disclosure schedules to the merger agreement.
On October 19, 2020, after discussing the key issues and proposed revisions to the merger agreement with, and receiving input from, members of the Transaction Committee, Freshfields sent their further comments on the draft of the merger agreement reflecting the agreed positions on the issues posed in the draft previously circulated by STB, including accepting the Minimum Cash Condition as a mutual condition.
On the morning of October 21, 2020, Freshfields circulated to the CarLotz board of directors an execution version of the merger agreement, together with information explaining the differences between the execution version of the merger agreement and the draft previously approved by the board and the form of subscription agreement to be used in connection with the PIPE Investment. Later that morning, by written consent, the CarLotz board of directors confirmed that the merger was in the best interests of the CarLotz stockholders, unanimously adopted and approved the execution version of the merger agreement and approved the transactions contemplated by the merger agreement.
On October 21, 2020, upon receiving confirmation that subscription agreements had been delivered with respect to the PIPE Investment in the amount of $125 million, Acamar Partners, Merger Sub and CarLotz executed the merger agreement, Acamar Partners, the Sponsor and CarLotz executed and delivered the Sponsor Letter Agreement and each CarLotz Major Stockholder executed and delivered the Stockholder Letter Agreement.
On October 22, 2020, Acamar Partners and CarLotz issued a press release publicly announcing the transaction.
From November 12, 2020 to November 30, 2020, the parties discussed the calculation of the earnout payment to the holders of the CarLotz options pursuant to the Calculation Spreadsheet and the appropriate form of such earnout payment.
On November 30, 2020, the parties reached agreement on the calculation of the earnout payment to the holders of the CarLotz options pursuant to the Calculation Spreadsheet and determined to issue such earnout payment in the form of restricted stock units, instead of options as provided in the original merger agreement.
On December 3, 2020, Freshfields sent STB an initial draft of Amendment No. 1 to the merger agreement, reflecting the agreed upon changes. On December 5, 2020, STB sent Freshfields a revised draft of Amendment No. 1 to the merger agreement. From December 5, 2020 to December 15, 2020, Freshfields

and STB had multiple conversations and email exchanges in relation to the draft Amendment No. 1 to the merger agreement, and finalized it.
On December 16, 2020, the parties executed Amendment No. 1 to the merger agreement.
The parties have continued and expect to continue regular discussions regarding the timing to consummate the merger.
Recommendation of the CarLotz Board of Directors and Reasons for the Merger and the Charter Amendment
After consideration, the CarLotz board of directors unanimously adopted resolutions (i) determining that the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment) were advisable, fair to, and in the best interests of CarLotz and its stockholders, (ii) adopting the merger agreement and approving the merger and the other transactions contemplated thereby, in all respects, (iii) approving the Charter Amendment and (iv) directing that the merger agreement, the merger and the Charter Amendment be submitted to the holders of CarLotz common stock and CarLotz preferred stock for consideration and approval not only by the vote required by the Existing CarLotz Charter and applicable Delaware law, but also by the Supermajority Approval. The CarLotz board of directors unanimously recommends that CarLotz stockholders (including holders of 66 2∕3% of the outstanding shares of CarLotz common stock held by CarLotz Minority Stockholders) adopt the merger agreement, approve the merger and the other transactions contemplated by the merger agreement and approve the Charter Amendment by executing and delivering the written consent to be furnished to them.
In reaching its decision to adopt and approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment) and resolving to recommend that CarLotz stockholders adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment), the CarLotz board of directors consulted with CarLotz’ management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of CarLotz’ business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering of CarLotz. Among the various factors that the CarLotz board of directors considered in favor of its decision are:
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Other Alternatives.   It is the belief of the CarLotz board of directors, after review of alternative strategic opportunities from time to time, that the merger represents the best potential transaction for CarLotz to create greater value for CarLotz stockholders, while also providing greater liquidity for CarLotz stockholders by owning stock in a public company.

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Advantages Over a Traditional IPO.   Prior to executing the merger agreement, the CarLotz board of directors considered the alternative of a traditional IPO. The CarLotz board of directors considered that the merger provided certain advantages over a traditional IPO. In particular, the CarLotz board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size and industry as CarLotz, the merger with Acamar Partners was likely to provide for a more time- and cost-effective means to capital with a higher likelihood of completion in light of the PIPE transaction and greater valuation certainty.

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Terms of the Merger Agreement.   The CarLotz board of directors considered the terms and conditions of the merger agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the merger.

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Stockholder Approval Condition, Including Supermajority Approval.   The CarLotz board of directors considered that the completion of the merger will require the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment) by CarLotz stockholders, including the Supermajority Approval.

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Size of New CarLotz.   The CarLotz board of directors considered the merger implied enterprise value of approximately $827 million for CarLotz, providing CarLotz stockholders with the opportunity to hold an interest in a public company with a larger market capitalization.

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Benefit from Being a Public Company.   The CarLotz board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

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Sponsor Letter Agreement.   The CarLotz board of directors considered that the Sponsor agreed to vote shares representing approximately 20% of the aggregate voting power of Acamar Partners common stock in favor of the proposals required to effect the merger.

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Stockholder Letter Agreement.   The CarLotz board of directors considered that the CarLotz Major Stockholders executed and delivered a Stockholder Letter Agreement. Under the Stockholder Letter Agreement, each CarLotz Major Stockholder agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock, as applicable, that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment, which represent 100% of the outstanding shares of CarLotz preferred stock and approximately 67.7% of the outstanding shares of CarLotz common stock and preferred stock (on an as-converted-to-common stock basis) combined. For a more detailed description of the Stockholder Letter Agreements, see the section titled “Certain Other Agreements Related to the Merger — Stockholder Letter Agreement”.

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New CarLotz Stockholders Agreement.   The CarLotz board of directors considered that Acamar Partners will enter into a Stockholders Agreement with certain CarLotz stockholders. Under the New CarLotz Stockholders Agreement, following the merger, the New CarLotz board of directors will be composed of a certain number of directors selected by CarLotz and its stockholders and a certain number of directors selected by Acamar Partners. For a more detailed description of this New CarLotz Stockholders Agreement, see the section titled “Certain Other Agreements Related to the Merger — New CarLotz Stockholders Agreement”.

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Registration Rights and Lock-Up Agreement.   The CarLotz board of directors also considered that New CarLotz will enter into a Registration Rights and Lock-Up Agreement with the Sponsor and certain CarLotz stockholders. Under the Registration Rights and Lock-Up Agreement, New CarLotz agreed to provide customary demand and “piggyback” registration rights. The Registration Rights and Lock-Up Agreement provides that New CarLotz will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act. The Registration Rights and Lock-Up Agreement also provides that certain current CarLotz stockholders will not, during the New Holder Lock-Up Period (as defined therein), directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by such person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by such person. For a more detailed description of the Registration Rights and Lock-Up Agreement, see the section titled “Certain Other Agreements Related to the Merger — Registration Rights and Lock-Up Agreement”.

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Inconsistency between the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement.   The CarLotz board of directors considered the following inconsistencies between the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement:

Different liquidity event definitions.   A liquidity event of CarLotz is defined differently in the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement. The definition of “Deemed Liquidation Event” in the Existing CarLotz Charter is narrower than the definition of “Sale of Company” in the CarLotz Shareholders’ Agreement in that the Deemed Liquidation Event definition excludes any business combination following the completion of which CarLotz stockholders continue to hold, in the aggregate, a majority of the voting power of the surviving entity or its parent entity.
Clarity to the Distribution of the Merger Consideration.   As currently drafted, holders of CarLotz preferred stock would be entitled to their liquidation preference in the merger under the CarLotz Shareholders’ Agreement, because the merger constitutes an “Approved Sale” under the CarLotz Shareholders’ Agreement, but would not be entitled to the liquidation preference under the Existing CarLotz Charter. The CarLotz board of directors believes that it is in the best interest of CarLotz and its stockholders to eliminate such ambiguity, especially given that the consummation of the merger requires approval by holders of CarLotz preferred stock, as a separate class.
Conformation to the CarLotz Shareholders’ Agreement.   The CarLotz Shareholders’ Agreement provides that, in the event of conflict between the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement, the Existing CarLotz Charter should be amended to conform to the CarLotz Shareholders’ Agreement.
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Preferred Stock Consent Right.   The CarLotz board of directors considered that the CarLotz Shareholders’ Agreement provides that the merger must be approved by the majority of the issued and outstanding CarLotz preferred stock, 100% of which is held by TRP.

The CarLotz board of directors also considered the following negative factors:
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Risk that the merger may not be completed.   The CarLotz board of directors considered the risk that the merger might not be consummated in a timely manner or at all due to a failure to obtain required stockholder approval or failure to satisfy various conditions to closing.

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Impact on reputation and business if the merger is not completed.   The CarLotz board of directors considered the possibility that the merger might not be completed and that there may be an adverse effect of the public announcement of the merger on CarLotz’ reputation and business in the event the merger is not completed.

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Expenses and challenges.   The CarLotz board of directors considered the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies.

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Costs of being a public company.   The CarLotz board of directors considered the additional public company expenses and obligations that CarLotz’ business will be subject to following the merger that it has not previously been subject to.

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Restrictions on operation of CarLotz’ business.   The CarLotz board of directors considered the fact that, although CarLotz will continue to exercise, consistent with the terms and conditions of the merger agreement, control and supervision over its operations prior to the completion of the merger, the merger agreement generally obligates CarLotz, subject to Acamar Partners’ prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent CarLotz from undertaking certain business opportunities that might arise pending completion of the merger.

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Interests of CarLotz’ executive officers and directors.   The CarLotz board of directors considered the fact that certain executive officers and directors of CarLotz have interests in the merger that may be different from, or in addition to, the interests of CarLotz stockholders generally, including the manner in which they would be affected by the merger, and the other matters disclosed in the section titled “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.

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Interests of TRP and CarLotz directors appointed by TRP.   The CarLotz board of directors considered the fact that TRP, the sole holder of CarLotz preferred stock, and certain directors of CarLotz appointed by TRP have interests in the Charter Amendment that are different from the interests of holders of CarLotz common stock. See “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.

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Other risks.   The CarLotz board of directors considered various other risks associated with the combined organization and the merger, including the risks described in the section titled “Risk Factors”.

The foregoing discussion of the factors considered by the CarLotz board of directors is not intended to be exhaustive but, rather, includes the material factors considered by the CarLotz board of directors. In reaching its decision to adopt and approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment), the CarLotz board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CarLotz board of directors considered all these factors as a whole, including discussions with, and questioning of, CarLotz’ management and financial and legal advisors and, overall, considered these factors to be favorable to, and to support, its determination.
The CarLotz board of directors concluded that the potentially negative factors associated with the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment) were outweighed by the potential benefits that it expected CarLotz stockholders would receive as a result of the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment), including the belief of the CarLotz board of directors that the merger would maximize the immediate value of shares of CarLotz common stock and preferred stock and eliminate the risk and uncertainty affecting the future prospects of CarLotz, including the potential execution risks associated with an initial public offering of CarLotz common stock and preferred stock and pursuing its business plan as a public company. Accordingly, the CarLotz board of directors determined that the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment) are advisable and fair to, and in the best interests of, CarLotz and its stockholders, and adopted and approved, and declared advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment). The CarLotz board of directors unanimously recommends that CarLotz stockholders (including holders of at least 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders) adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement and approve the Charter Amendment by executing and delivering the written consent to be furnished to them.
Recommendation of the Acamar Partners Board of Directors and Reasons for the Merger
The Acamar Partners board of directors, in evaluating the merger, reviewed a number of materials, including the investor presentation, the transaction documentation, valuation materials prepared by Acamar Partners’ financial advisors and certain financial analysis and due diligence summary materials prepared by Acamar Partners’ management, and consulted with Acamar Partners’ management and legal advisors. In reaching its unanimous resolution (i) that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Acamar Partners and its stockholders and (ii) to recommend that Acamar Partners stockholders adopt the merger agreement and approve the business combination and the transactions contemplated thereby, the Acamar Partners board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the Acamar Partners board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Acamar Partners board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Acamar Partners’ reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements; Market, Ranking and Other Industry Data”.
In approving the merger, the Acamar Partners board of directors determined not to obtain a fairness opinion. Acamar Partners’ officers have over 20 years of experience evaluating the financial merits of and investing in companies from a wide range of industries, as well as identifying, valuing and executing potential merger and acquisition opportunities. Acamar Partners’ directors have decades of experience evaluating business opportunities and operating businesses in a wide range of verticals within the consumer sector.

Acamar Partners’ officers and directors determined that the team had sufficient experience and was capable of making the necessary analyses and determinations to evaluate the proposed business combination with CarLotz. In assessing the valuation offered for CarLotz, Acamar Partners’ officers and directors took into consideration the capital markets and valuation views shared by their financial advisor (including relative valuations and other performance metrics of a number of public peers), as well as the various growth areas in which the team could support CarLotz. In view of, among others, the due diligence and financial analysis done by the Acamar Partners team, CarLotz’ business plan, CarLotz’ superior expected revenue and gross profit growth and financial return metrics (including medium-term run rate gross profit margin, EBITDA margin and net contribution per unit) compared to peers in the industry, Acamar Partners’ discounted cash flow valuation analysis (based on internal assumptions and customary practices), and the relative discount to publicly listed peers such as Carvana and Vroom in terms of enterprise value to the 2022 expected revenue and gross profit, Acamar Partners’ directors assessed that the valuation offered for CarLotz was fair.
In evaluating the merger, the Acamar Partners board of directors considered the criteria and guidelines to evaluate prospective business opportunities set by the Acamar Partners management team in the Acamar Partners IPO prospectus:
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Focus on the European or North American consumer and retail sectors

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Large and growing total addressable market

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A fragmented industry with potential for consolidation

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Supportive macroeconomic backdrop and resilient business model

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Relevant position within its market segment

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Multiple revenue and earnings growth drivers

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Strong and sustainable free cash flow generation, historically or near term

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Potential to leverage the combined company’s operational expertise and relationship network

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Committed, talented and capable team

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Digital technology as an opportunity

Following a presentation from Acamar Partners’ management team, the Acamar Partners board of directors determined that CarLotz meets all the above criteria:
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The U.S. used vehicle market is very large ($841 billion or 42 million vehicles bought/sold each year) and very fragmented. The top 100 dealer groups represent about 6% of the market, and e-commerce currently has less than 1% penetration despite 97% of auto purchases involving some degree of online research, making this an industry prone to disruption and consolidation;

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The U.S. used vehicle market has grown at an approximately 5% CAGR over the last five years, and has historically been more resilient to market shocks than the overall auto industry or other discretionary consumer spending products and services;

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CarLotz is one of the largest privately-held used vehicle retail disruptors in the U.S. and the industry’s only consignment-to-retail sales platform. The company’s unique asset-light consignment-based sales model limits inventory risk and allows the company to grow in a capital efficient way;

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CarLotz has multiple near-term revenue growth opportunities, including a well thought-through nationwide expansion plan, growth from further account penetration within the company’s main corporate vehicle sourcing partners, a better buyer and seller experience and more insightful analytics through investment in core technologies (front-end and back-end), and an improvement in brand recognition and awareness through targeted campaigns both at the company level and in each of the new hub locations;

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CarLotz is expected to deliver better than peers’ revenue and gross profit growth over the next three years and is the one of the only run-rate EBITDA profitable and cash-flow breakeven digital disruptors currently;

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CarLotz is expected to achieve best-in-class unit economics, including one of the highest gross profit margins, lowest customer acquisition costs and highest net contribution margin, highest expected EBITDA margin (by 2023) and greatest expected return on invested capital;

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CarLotz has a strong, very talented and visionary management team, led by CEO and co-founder Michael W. Bor, who is capable of delivering the company’s ambitious business plan; and

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Acamar Partners can be a value added partner to CarLotz given its extensive experience in retail, including footprint expansion, experience designing and implementing initiatives aimed at increasing the customer’s lifetime value (e.g., CRM, loyalty programs), experience building brands and increasing market awareness about them, experience taking several businesses public and stewarding them through what it means to be listed, and experience helping businesses identify and execute accretive acquisition opportunities.

The Acamar Partners board of directors also considered a number of other factors pertaining to the merger as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
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Due Diligence.   Due diligence examinations of CarLotz and discussions with CarLotz’ management and Acamar Partners’ management team and legal advisors concerning Acamar Partners’ due diligence examination of CarLotz;

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Financial Condition.   The Acamar Partners board of directors also considered factors such as CarLotz’ historical financial results, outlook, financial plan and debt structure, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors;

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Negotiated Transaction.   The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Acamar Partners and CarLotz;

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Earnout.   The fact that CarLotz existing stockholders have agreed to subject part of the merger consideration to share price contingencies, better aligning their interest with those of Acamar Partners stockholders and the Subscribers;

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Lock-Up.   The CarLotz founders and senior management of CarLotz have agreed to be subject to a six-month lockup in respect of their New CarLotz common stock; and

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Other Alternatives.   The Acamar Partners board of directors believes, after a thorough review of other business combination opportunities reasonably available to Acamar Partners, that the proposed merger represents the best potential business combination for Acamar Partners and the most attractive opportunity for Acamar Partners’ management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the Acamar Partners board of directors believes that such process has not presented a better alternative.

The Acamar Partners board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the merger, including, but not limited to, the following:
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Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on New CarLotz’ revenues;

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Redemption Risk.   The potential that a significant number of Acamar Partners stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to Acamar Partners’ existing charter, which would potentially make the merger more difficult or impossible to complete;

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Stockholder Vote.   The risk that Acamar Partners stockholders may fail to provide the respective votes necessary to effect the merger;

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Closing Conditions.   The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Acamar Partners’ control;

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Litigation.   The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;

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Listing Risks.   The challenges associated with preparing CarLotz, a private entity, for the applicable disclosure and listing requirements to which New CarLotz will be subject as a publicly traded company on Nasdaq;

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Benefits May Not Be Achieved.   The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;

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Liquidation of Acamar Partners.   The risks and costs to Acamar Partners if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities;

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Costs Savings and Growth Initiatives May Not be Achieved.   The risk that the cost savings and growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

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No Third-Party Valuation.   The risk that Acamar Partners did not obtain a third-party valuation or fairness opinion in connection with the merger;

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Acamar Partners Stockholders Receiving a Minority Position in CarLotz.   The risk that Acamar Partners stockholders will hold a minority position in CarLotz; and

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Fees and Expenses.   The fees and expenses associated with completing the merger.

In addition to considering the factors described above, the Acamar Partners board of directors also considered other factors including, without limitation:
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Interests of Certain Persons.   Some officers and directors of Acamar Partners may have interests in the merger (see “— Interests of Acamar Partners’ Directors and Officers in the Merger”); and

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Other Risk Factors.   Various other risk factors associated with the business of CarLotz, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus/consent solicitation statement.

The Acamar Partners board of directors concluded that the potential benefits that it expected Acamar Partners and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. The Acamar Partners board of directors also noted that Acamar Partners stockholders would have a substantial economic interest in New CarLotz (depending on the level of Acamar Partners stockholders that sought redemption of their public shares into cash). Accordingly, the Acamar Partners board of directors unanimously determined that the merger and the transactions contemplated by the merger agreement were advisable and in the best interests of Acamar Partners and its stockholders.
Interests of Acamar Partners’ Directors and Officers in the Merger
In considering the unanimous recommendation of the Acamar Partners board of directors with respect to adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, stockholders should keep in mind that certain members of the Acamar Partners board of directors and executive officers of Acamar Partners have interests in such proposals that are different from, or in addition to, those of Acamar Partners’ stockholders generally. In particular:
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If the merger or another business combination is not consummated by February 26, 2021 (or later, as such term may be extended in accordance with the organizational documents of Acamar Partners and the merger agreement), Acamar Partners will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 7,639,330 Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Acamar Partners IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $78,685,099.00 based upon the closing price of $10.30 per share on Nasdaq on December 11, 2020.

The Sponsor purchased an aggregate of 6,074,310 Private Placement Warrants from Acamar Partners for an aggregate purchase price of $9,111,465 (or $1.50 per Private Placement Warrant).

The purchase of the Private Placement Warrants took place on a private placement basis simultaneously with the consummation of the Acamar Partners IPO and the underwriters’ election to partially exercise their option to purchase additional Acamar Partners units. A portion of the proceeds Acamar Partners received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of $10,630,042.50 based upon the closing price of $1.75 per warrant on Nasdaq on December 11, 2020. The Private Placement Warrants will become worthless if Acamar Partners does not consummate a business combination by February 26, 2021 (or later, as such term may be extended in accordance with the organizational documents of Acamar Partners and the merger agreement).
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As part of the PIPE Investment, the Sponsor has committed to purchase 250,000 PIPE Shares for $2,500,000.

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In addition, pursuant to the New CarLotz Stockholders Agreement, the Sponsor will have the right to nominate two directors (one of them being independent) to the New CarLotz board of directors so long as it holds at least 3% of the outstanding shares of New CarLotz, and the Sponsor is a party to the Registration Rights and Lock-up Agreement, pursuant to which New CarLotz will provide the Sponsor certain “demand” registration rights as described in “Certain Other Agreements Related to the Merger — Registration Rights and Lock-up Agreement”, which description is incorporated herein by reference.

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Mr. Solorzano and Mr. Skinner will be members of the New CarLotz board of directors after the closing of the merger. As such, in the future, Mr. Solorzano and Mr. Skinner will receive any cash fees, stock options or stock awards that the New CarLotz board of directors determines to pay to its non-executive directors.

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If Acamar Partners is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Acamar Partners for services rendered or contracted for or products sold to Acamar Partners. If Acamar Partners consummates a business combination, on the other hand, Acamar Partners will be liable for all such claims.

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The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Interests of CarLotz’ Directors and Executive Officers in the Merger
In considering the unanimous recommendation of the CarLotz board of directors with respect to adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement (including the Charter Amendment), CarLotz stockholders should be aware that certain members of the CarLotz board of directors and executive officers of CarLotz, as well as TRP, have interests in the merger and the Charter Amendment that may be different from, or in addition to, your interests as a CarLotz stockholder. The CarLotz board of directors was aware of such interests during its deliberations on the merits of the merger and the Charter Amendment and in deciding to recommend that CarLotz stockholders (including holders of at least 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders) submit written consents in favor of the CarLotz Merger Proposal and the CarLotz Charter Amendment Proposal.
CarLotz stockholders (including holders of at least 66 2∕3% of the outstanding shares of CarLotz common stock held by the CarLotz Minority Stockholders) should take these interests into account in deciding whether to deliver written consent in favor of the CarLotz Merger Proposal and CarLotz Charter Amendment Proposal. These interests are described in more detail below.
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Certain of CarLotz’ directors and executive officers are expected to become directors or executive officers of New CarLotz upon the effective time of the merger. Specifically, the following individuals who are currently executive officers of CarLotz are expected to become executive officers of New CarLotz upon the effective time of the merger, serving in the offices set forth opposite their names below.

Name	Office
Michael W. Bor	Chief Executive Officer
John W. Foley II	Chief Operating Officer
Daniel A. Valerian	Chief Technology Officer
Elizabeth Sanders	Chief Administrative Officer
Rebecca C. Polak	Chief Commercial Officer and General Counsel
Thomas W. Stoltz	Chief Financial Officer
Michael Chapman	Chief Marketing Officer
Robert Imhof	Senior Vice President of Finance & Accounting

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In addition, pursuant to the New CarLotz Stockholders Agreement, TRP will have the right to nominate two directors to the New CarLotz board of directors so long as it holds at least 10% of the outstanding shares of New CarLotz stock, and Michael W. Bor will be nominated to the New CarLotz board of directors so long as he is the CEO of New CarLotz or holds at least 10% of the outstanding shares of New CarLotz stock, and each of the CarLotz Major Stockholders is a party to the Registration Rights and Lock-Up Agreement, pursuant to which New CarLotz will provide to each of them certain “demand” registration rights as described in “Certain Other Agreements Related to the Merger — Registration Rights and Lock-Up Agreement”, which description is incorporated herein by reference.

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Certain of CarLotz’ executive officers hold vested and unvested CarLotz options. The treatment of such CarLotz options in connection with the merger is described in “The Merger Agreement — Treatment of CarLotz Securities”, which description is incorporated by reference herein. The ownership of such CarLotz options by its executive officers is set forth in the tables below.

	Vested CarLotz options	Unvested CarLotz options
Named Executive Officers
Michael W. Bor	25,000	110,188
John W. Foley II	15,000	102,688
Daniel A. Valerian	35,000	79,000
All Other Executive Officers as a Group	1,000	40,000
Non-Executive Directors
Steven G. Carrel	—	—
David R. Mitchell	—	—
Michael Vellucci	—	—
Aaron S. Montgomery	25,000	—
William S. Boland	25,000	—
Robert Kurnick	—	—

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The merger agreement provides that Acamar Partners and the surviving corporation will cause all rights of indemnification, advancement of expenses and exculpation existing in favor of any present or former director or officer of CarLotz or any of its subsidiaries (the “CarLotz indemnified persons”) to survive the merger and continue in full force and effect for at least six years after the effective time of the merger. Following the effective time of the merger, the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, any CarLotz indemnified persons against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any threatened or actual action or proceeding arising out of such individual’s role as a director or officer of CarLotz, including matters, acts or omissions occurring in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Charter Amendment. Additionally, for a period of six years after the effective time of the merger, New CarLotz will maintain in effect the policies of directors’ and officers’ liability insurance currently maintained by CarLotz or policies of at least the same coverage and amounts containing terms and conditions no less advantageous with respect to claims arising out of or relating to events that occurred before or at the effective time of the merger, provided that New CarLotz is not obligated to expend on an annual basis an amount in excess of 300% of the current annual premium paid by CarLotz. In lieu of such policies, New CarLotz may purchase a “tail” directors’ and officers’ liability insurance policy, provided that such policy covers the matters currently covered by directors’ and officers’ liability insurance and such policy is maintained in effect for six years following the effective time of the merger.
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Following the effective time of the merger, New CarLotz will continue to maintain the various employee benefit plans and health and welfare programs in place at CarLotz immediately prior to the consummation of the merger, including medical, dental, vision, disability, life insurance, 401(k) plan, paid vacation, sick leave, holidays and employee assistance programs in which the named executive officers will participate. For additional details, see “Executive Compensation — Employee Benefits”.

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In connection with the merger, the Acamar Partners board of directors expects to adopt the 2020 Plan, subject to the approval of Acamar Partners stockholders, under which New CarLotz may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the appropriate talent necessary to effectuate the New CarLotz business. See “Proposal No. 11 — The Incentive Plan Proposal — Summary of the 2020 Plan” for the material terms of the 2020 Plan. We expect that New CarLotz will use stock-based awards to promote its interests by providing New CarLotz executives, key employees and other service providers, including New CarLotz’ named executive officers and directors, the opportunity to acquire equity interests as an incentive for their remaining in New CarLotz’ service and aligning their interests with those of New CarLotz and Acamar Partners stockholders. We intend to grant certain equity awards to the New CarLotz executive officers and directors in connection with the merger, as described below.

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In connection with the merger, the CarLotz board of directors has approved transaction bonuses in the aggregate amount of $1,500,000 to be payable to members of CarLotz’ management, including a total of $1,125,000 for executive officers, including the named executive officers as follows:

Name	Transaction Bonus ($)
Michael W. Bor	450,000
John W. Foley	350,000
Daniel A. Valerian	150,000

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After the consummation of the merger, non-employee members of the New CarLotz board of directors will be eligible to receive cash and equity compensation in accordance with the CarLotz, Inc. Non-Employee Director Compensation Policy (the “Director Compensation Policy”).

Pursuant to the Director Compensation Policy, each non-employee director will receive an annual retainer of $40,000. In addition, the audit committee chair will receive an additional retainer of $15,000 and other audit committee members will receive an additional retainer of $7,500. The compensation committee chair will receive an additional retainer of $12,000 and other compensation committee members will receive an additional retainer of $6,000. The nominating and governance committee chair will receive an additional retainer of $8,000 and other nominating and governance committee members will receive an additional retainer of $4,000.
Each non-employee director will be granted an annual award of restricted stock units with a grant-date value equal to $135,000, and will receive a prorated portion of such award in connection with the merger.
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In connection with the execution of the merger agreement, on October 21 2020, each of the CarLotz Major Stockholders delivered a Stockholder Letter Agreement. Pursuant to the Stockholder Letter Agreement, the CarLotz Major Stockholders have agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on

Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock, as applicable, that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment. As of the CarLotz record date, the CarLotz Major Stockholders collectively held 100% of the issued and outstanding shares of CarLotz preferred stock and approximately 67.7% of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock.
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Michael W. Bor, Aaron S. Montgomery and William S. Boland, on a joint and several basis, personally guarantee CarLotz’ obligations under the floor plan facility. Upon the completion of the merger, they will be released from such guarantee obligations.

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TRP holds 100% of the outstanding shares of CarLotz preferred stock. Under the CarLotz Shareholders’ Agreement, CarLotz may not effect a change of control or a sale of the company without the approval of the holders of a majority of the issued and outstanding shares of CarLotz preferred stock, voting as a separate class. As a result, the merger must be approved by TRP.

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Each of TRP, Michael W. Bor, Aaron S. Montgomery and William S. Boland (as well as all holders of CarLotz common stock) are party to the CarLotz Shareholders’ Agreement. Upon the completion of the merger, the CarLotz Shareholders’ Agreement will be terminated and be of no further force or effect.

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The Charter Amendment will eliminate an inconsistency between the Existing CarLotz Charter and the CarLotz Shareholders’ Agreement regarding the amount to be received by holders of CarLotz preferred stock in the merger, in particular, whether or not holders of CarLotz preferred stock are entitled to their liquidation preference.

Pursuant to the CarLotz Shareholders’ Agreement, upon the consummation of the merger, which constitutes an “Approved Sale” thereunder, the merger consideration would be allocated to CarLotz stockholders as if CarLotz’ assets had been sold and the consideration therefor distributed in accordance with the Existing CarLotz Charter. Therefore, holders of CarLotz preferred stock would be entitled to their liquidation preference in the merger under the CarLotz Shareholders’ Agreement because the merger consideration would be paid to CarLotz stockholders as if a Deemed Liquidation Event (a sale of CarLotz’ assets) had occurred.
On the other hand, however, as the Existing CarLotz Charter is currently drafted, the merger would not constitute a “Deemed Liquidation Event”, because current CarLotz stockholders will continue to hold, in the aggregate, a majority of the voting power of New CarLotz following the Closing, and therefore, holders of CarLotz preferred stock would not be entitled to their liquidation preference in the merger.
The Charter Amendment seeks to eliminate such inconsistency by harmonizing the definition of “Deemed Liquidation Event” under the Existing CarLotz Charter and the definition of “Sale of Company” under the CarLotz Shareholders’ Agreement, and thereby clarifying that the merger constitutes a “Deemed Liquidation Event”. As a result, under both the CarLotz Shareholders’ Agreement and the Existing CarLotz Charter, as amended, TRP, as the sole holder of the outstanding shares of CarLotz preferred stock, would be entitled to receive, prior to any distribution to holders of CarLotz common stock, its liquidation preference, which is equal to 1.5 times the sum of its original investment amount plus the accrued but unpaid dividends thereon ($36,986,654.80 as established in the merger agreement). Thereafter, the remaining proceeds will be distributed among the holders of shares of CarLotz preferred stock (on an as-converted-to-common stock basis) and CarLotz common stock on a pro rata basis.
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TRP and CarLotz are party to a Management Services Agreement (the “Management Services Agreement”), pursuant to which TRP provides services to CarLotz. Upon the completion of the merger, the Management Services Agreement will be terminated and be of no further force or effect.

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New Employment Agreements

In connection with the consummation of the merger, we intend to enter into new employment agreements (the “New Employment Agreements”) with our executive officers. The New Employment

Agreements will supersede all prior employment agreements or offer letters between CarLotz and these executive officers.
The New Employment Agreements for the named executive officers, as well as two recently hired executive officers, our Chief Financial Officer and our Chief Commercial Officer and General Counsel, are expected to provide for the following economic terms:
Name	Annual Base Salary ($)	Target Bonus (%)
Michael W. Bor Chief Executive Officer	600,000	100
John W. Foley Chief Operating Officer	400,000	75
Daniel A. Valerian Chief Technology Officer	350,000	50
Rebecca C. Polak Chief Commercial Officer and General Counsel	400,000	75
Thomas W. Stoltz Chief Financial Officer	340,000	50
In addition, we intend to grant the executives stock options and restricted stock units on the Closing Date.
Mr. Bor will receive stock options with an aggregate value of $1,000,000 and restricted stock units with an aggregate value of $1,000,000. Mr. Foley will receive stock options with an aggregate value of $500,000 and restricted stock units with an aggregate value of $500,000. Mr. Valerian will receive stock options with an aggregate value of $350,000 and restricted stock units with an aggregate value of $350,000. For these purposes, options will be valued based on Black-Scholes calculations.
The equity awards granted to Ms. Polak and Mr. Stoltz will be determined based on a formula. Ms. Polak will receive a number of restricted stock units equal to the sum of (i) 344,700 times the excess, if any, of the exercise price of her options over $10.00 divided by the option exercise price and (ii) 86,175, and a number of stock options equal to 344,700 minus the number of restricted stock units described in clause (i). Mr. Stoltz will receive a number of restricted stock units equal to 574,500 times the excess, if any, of the exercise price of his stock options over $10.00 divided by the option exercise price and a number of stock options equal to 574,500 minus the number of his restricted stock units.
The equity awards provided for in the New Employment Agreements will be granted under the 2020 Plan after the Closing Date and generally will be subject to time-based vesting in equal annual installments over a four-year period. Ms. Polak’s earnout restricted stock units will vest on the same terms and conditions as apply to the earnout-based employee equity awards described in the merger agreement and her continued employment through the applicable vesting date. All stock options will have an exercise price equal to the fair market value per share of New CarLotz common stock on the grant date and will expire on the tenth anniversary of the grant date.
Pursuant to the terms of his New Employment Agreement, Mr. Stoltz will receive a signing bonus of $150,000 within 30 days following consummation of the merger. Ms. Polak has received a signing bonus of $120,000.
The New Employment Agreements will also generally include severance provisions. Pursuant to Mr. Bor’s New Employment Agreement, upon a termination of his employment by us for any reason other than for Cause (and not due to death or disability) or by Mr. Bor for Good Reason, if not in a Change in Control Period (as each such term is defined in his New Employment Agreement), Mr. Bor will receive (i) an amount in cash equal to 12 months of his then-existing base salary, (ii) a pro-rated portion of the bonus he would have earned had he remained employed through the end of the year of such termination and (iii) accelerated vesting and, if applicable, exercisability of the number of shares of New CarLotz common stock subject to his then outstanding equity awards that would otherwise have become vested during the 12-month period following the date of termination, with performance-based awards vesting based on actual performance.
Upon a termination of employment by us for any reason other than for Cause (and not due to death or disability) or by Mr. Bor for Good Reason, in each case in a Change in Control Period, Mr. Bor will receive (i) an amount in cash equal to 12 months of his then-existing base salary, (ii) cash in an amount equal to his full target bonus, (iii) a pro-rated portion (based on the number of days Mr. Bor was employed during the calendar year in which the termination occurs) of the annual bonus he would have earned had he remained employed through the end of the year of such termination and (iv) full acceleration of his equity awards.
Pursuant to the New Employment Agreements with the other executives who have severance benefits, upon a termination of employment by us for any reason other than for Cause (and not due to death or disability) or by the executive for Good Reason, if not in a Change in Control Period (as each such term will be defined in the relevant New Employment Agreement), the executive will receive an amount in cash equal to 12 months of such executive’s then-existing base salary. Upon a termination of employment by us for any reason other than for Cause (and not due to death or disability) or by the executive for Good Reason, in each case in a Change in Control Period, the executive will receive an amount in cash equal to 12 months of such executive’s then-existing base salary, a pro-rated portion of the bonus he or she would have earned had they remained employed through the end of the year and a full acceleration of equity awards, with performance-based awards vesting based on actual performance.
Under the New Employment Agreements, the executives will be subject to restrictive covenants, including non-competition, non-solicitation and confidentiality provisions that apply for at least one year following termination of employment. In addition, any severance payment listed above is conditioned upon the executive agreeing to a general release of claims in favor of us.
The New Employment Agreements will be assumed by New CarLotz upon consummation of the merger.
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CarLotz entered into consulting agreements on October 6, 2020 and October 7, 2020 with Messrs. Boland and Montgomery, respectively. The initial term of the consulting agreements is one year, although either party may extend the agreement if mutually agreed upon. The consulting agreements provide that, for a fee of $50.00 per hour for project-based tasks, each of Messrs. Boland and Montgomery will consult and provide strategic project-based services to CarLotz as assigned by the CarLotz chief executive officer.

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As part of the PIPE Investment, TRP has committed to purchase 1,000,000 PIPE Shares for $10,000,000 and Michael W. Bor has committed to purchase 166,000 PIPE Shares for $1,660,000.

Regulatory Approvals Required for the Merger
The completion of the merger is subject to expiration or early termination of the waiting period under the HSR Act. Each of Acamar Partners and CarLotz agreed to use its reasonable best efforts to obtain all required regulatory approvals and to request early termination of any waiting period under the HSR Act. Acamar Partners and CarLotz each filed the appropriate notices and applications to obtain the necessary regulatory approvals. The request for early termination of the waiting period under the HSR Act was granted effective on November 20, 2020. As a result, the regulatory approvals to which the completion of the merger is subject have been obtained.
HSR Act
Under the HSR Act and related rules, the merger and related transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. Acamar Partners and CarLotz each filed Notification and Report Forms with the Antitrust Division and the FTC. The request for early termination of the waiting period was granted effective on November 20, 2020.

At any time before or after the completion of the merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to clear the merger subject to the divestiture of assets of Acamar Partners or CarLotz or subject the merger and related transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger and related transactions or permitting completion subject to the divestiture of assets of Acamar Partners or CarLotz or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger and related transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.
Accounting Treatment
The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Acamar Partners will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of CarLotz issuing stock for the net assets of Acamar Partners, accompanied by a recapitalization. The net assets of Acamar Partners will be stated at historical cost, with no goodwill or other intangible assets recorded.
CarLotz has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:
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CarLotz’ existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios (and excluding, in each case, the Earnout Shares, the Founder Shares Subject to Forfeiture, any warrants or options to purchase New CarLotz common stock that will be outstanding following the merger or any equity awards that may be issued under the proposed 2020 Plan following the merger) with an approximately 55.4% and 71.5% voting interest, respectively;

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The largest individual minority stockholder of the combined entity is an existing stockholder of CarLotz;

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CarLotz’ senior management will be the senior management of New CarLotz;

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CarLotz is the larger entity based on historical total assets and revenues; and

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CarLotz’ operations will comprise the ongoing operations of New CarLotz.

The preponderance of evidence as described above is indicative that CarLotz is the accounting acquirer in the merger.
Public Trading Markets
Acamar Partners Class A common stock is listed on Nasdaq under the symbol “ACAM”. Acamar Partners warrants are listed on Nasdaq under the symbol “ACAMW”. Acamar Partners units are listed on Nasdaq under the symbol “ACAMU”. Following the merger, New CarLotz common stock (including common stock issuable in the merger) will continue to be listed on Nasdaq under the symbol “LOTZ” and New CarLotz warrants will continue to be listed on Nasdaq under the symbol “LOTZW”.

THE MERGER AGREEMENT
This section describes the material provisions of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the merger agreement, carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the merger.
The merger agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the merger agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. The representations, warranties and covenants in the merger agreement are also modified in important part by the underlying annexes and disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The parties do not believe that these schedules contain information that is material to an investment decision.
Structure of the Merger
On October 21, 2020, Acamar Partners and Merger Sub entered into the merger agreement with CarLotz, which provides for, among other things, the business combination between Acamar Partners and CarLotz, which will be effected by the merger of Merger Sub with and into CarLotz with CarLotz continuing as the surviving entity and a wholly-owned subsidiary of Acamar Partners. As a result of the merger, except as a result of the exercise of any dissenters’ or appraisal rights under the DGCL, all of the shares of CarLotz common stock (including shares of CarLotz common stock resulting from automatic cashless exercises of the non-service provider options, automatic cashless exercise of the CarLotz warrant and the conversion of the CarLotz convertible note), shares of CarLotz preferred stock and CarLotz options, in each case, issued and outstanding as of immediately prior to the effective time of the merger will be canceled and converted into the right to receive a portion of the merger consideration pursuant to the terms of the merger agreement, as summarized below. On December 16, 2020, the parties entered into Amendment No. 1 to the merger agreement to revise the form of the earnout payment to the holders of CarLotz options.
Merger Consideration
Pursuant to the merger agreement, the aggregate consideration to be paid in the merger to the CarLotz stockholders (including CarLotz stockholders resulting from the automatic cashless exercise of the non-service provider options, the automatic cashless exercise of the CarLotz warrant and the conversion of the CarLotz convertible note) and the holders of CarLotz options (other than non-service provider options) will consist of:
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Cash Merger Consideration, which is an amount in cash equal to $33,000,000;

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68,001,335 shares of Acamar Partners Class A common stock (which, based on the CarLotz shares and options outstanding as of the date hereof, is comprised of 62,921,154 shares to be issued to CarLotz stockholders on the Closing Date and 5,080,181 shares to be issued and reserved as treasury stock on the Closing Date to satisfy New CarLotz’ obligations under 5,532,881 New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00)) (the “Stock Merger Consideration”). CarLotz stockholders are therefore rolling over 95.4% of their ownership in CarLotz into New CarLotz; and

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7,500,000 additional shares of Acamar Partners Class A common stock (including such shares subject to the Earnout Acquiror RSUs, which, based upon the CarLotz shares and options outstanding as of the date hereof, will be 554,268 shares of Acamar Partners Class A common stock to be issued or vest) as contingent consideration for the merger (the “Earnout Consideration”). 50% of these shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if the reported closing trading price of New CarLotz common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the Earnout Period and the other 50% of these shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if the reported closing trading price of New CarLotz common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for 20 out of any 30 consecutive trading days during the Earnout Period. All of such shares will be issued (or, with respect to shares subject to the Earnout Acquiror RSUs, vest) if there is a change of control of New CarLotz that will result in the holders of New CarLotz common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) prior to the end of the Earnout Period.
In addition, the holder of shares of CarLotz preferred stock will receive a cash payment in the aggregate amount of $36,986,654.80 in respect of the liquidation preference to which it is entitled under the Existing CarLotz Charter (as amended by the Charter Amendment).
If, after the date of the merger agreement and prior to the effective time of the merger, Acamar Partners undergoes a change in its capitalization (such as a stock split, share dividend or recapitalization affecting the Acamar Partners common stock), the merger agreement provides for an equitable adjustment in the number of shares comprising the Stock Merger Consideration and the Earnout Consideration (including such shares subject to the Base Acquiror Options and the Earnout Acquiror RSUs).
Treatment of CarLotz Securities
At the effective time of the merger:
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Each share of CarLotz common stock issued and outstanding immediately prior to the effective time of the merger (including such shares issued upon the cashless exercise of the non-service provider options, the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant and excluding treasury shares, which will be cancelled for no consideration, and dissenting shares) will be cancelled and converted into the right to receive a per share cash consideration, a per share stock consideration and a contingent and non-assignable right to receive additional shares of Acamar Partners Class A common stock, in each case, determined in accordance with the terms and conditions of the merger agreement. Based upon the CarLotz shares and options outstanding as of the date hereof, each share of CarLotz common stock will receive $4.946 in cash, 10.1927 shares of Acamar Partners Class A common stock and a contingent and non-assignable right to an additional 1.1242 shares of Acamar Partners Class A common stock.

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Each share of CarLotz preferred stock issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive the same consideration as each share of CarLotz common stock, plus an additional amount in cash equal to $18.1775 as liquidation preference.

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Each CarLotz option that is outstanding immediately prior to the effective time of the merger (other than a non-service provider option, which will be cancelled and automatically converted into the applicable number of shares of CarLotz common stock on a net share settled basis), whether vested or unvested, will be cancelled and automatically converted into:

(i)
the right to receive an amount in cash equal to the Closing Per Option Cash Consideration (as defined in the merger agreement) in respect of such CarLotz option;

(ii)
a number of Base Acquiror Options determined in accordance with the terms and conditions of the merger agreement, each exercisable for one share of Acamar Partners Class A common stock and with an exercise price determined in accordance with the terms and conditions of the merger agreement and otherwise on the same terms and conditions as were applicable to such CarLotz option; and

(iii)
a number of Earnout Acquiror RSUs determined in accordance with the terms and conditions of the merger agreement, each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock, subject to vesting and forfeiture as described above under “— Merger Consideration”.

The more detailed calculation of the number of Base Acquiror Options and Earnout Acquiror RSUs and the applicable exercise price of the Base Acquiror Options is set forth in the Calculation Spreadsheet. The Base Acquiror Options will be fully vested, except for those options denoted in the Calculation Spreadsheet as “Time-Vesting”, which will vest in four equal annual installments starting on the first anniversary of the Closing Date, subject to the holder’s continued employment through each applicable anniversary. Vesting of any option subject to time-vesting will accelerate in full upon a “change in control” (as defined in the 2017 Plan).
By way of example, for a CarLotz option to purchase one share of CarLotz common stock with an exercise price of $6.82, it is currently estimated that the Closing Per Option Cash Consideration would be $4.631, and the holder thereof would receive 10.1927 Base Acquiror Options, each with an exercise price of $0.638 and exercisable for one share of Acamar Partners Class A common stock, and 1.0524 Earnout Acquiror RSUs, each representing the right to receive, upon vesting, one share of Acamar Partners Class A common stock.
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Each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of the surviving corporation.

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Each share of CarLotz common stock or CarLotz preferred stock issued and outstanding immediately prior to the effective time of the merger held by a holder who has not consented to the adoption of the merger agreement and who has properly exercised appraisal rights in accordance with Section 262 of the DGCL (such share, the “dissenting share”) will not be converted into a right to receive a portion of the merger consideration, but instead will be entitled to receive payment of the appraised value of such dissenting share, until such holder fails to perfect, withdraws or loses the right to appraisal pursuant to Section 262 of the DGCL, at which time, such share of CarLotz common stock or CarLotz preferred stock will be entitled to receive a portion of the merger consideration, without interest.

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Each treasury share will be canceled and retired for no consideration.

In addition, immediately prior to the effective time of the merger, (i) the holder of the CarLotz convertible note will convert the CarLotz convertible note into a number of shares of CarLotz common stock in accordance with the terms of the CarLotz convertible note prior to the Closing, (ii) the CarLotz warrant will automatically be exercised (through cashless exercise) into a number of shares of CarLotz common stock in accordance with the terms of the CarLotz warrant and (iii) each non-service provider option will automatically be exercised (through cashless exercise) into shares of CarLotz common stock. Following such conversion or exercise, as of the effective time of the merger, the CarLotz convertible note, the CarLotz warrant and the non-service provider options will no longer be outstanding and the former holders thereof will become CarLotz stockholders.
Closing and Effective Time of the Merger
We expect the Closing of the merger to occur no later than two business days following the satisfaction or waiver of the conditions described below under the subsection entitled “— Conditions to Closing of the Merger”. The merger will become effective upon filing of the certificate of merger with the Secretary of State of the State of Delaware (the “effective time of the merger”).
At the Closing, Acamar Partners will deliver the Cash Merger Consideration and the Stock Merger Consideration (less the Base Acquiror Options, the Earnout Acquiror RSUs and the portion of the Cash Merger Consideration payable to CarLotz optionholders) to an exchange agent as appointed by Acamar Partners pursuant to the merger agreement for the account and benefit of the CarLotz stockholders.

Repaid Indebtedness; Transaction Expenses
CarLotz has agreed in the merger agreement to use its reasonable best efforts to obtain payoff letters with respect to that certain PPP promissory note and floor plan facility (to the extent not otherwise renegotiated or refinanced) prior to the Closing, and Acamar Partners will repay in cash such indebtedness as part of the Closing. Additionally, in connection with the Closing, Acamar Partners will pay in cash all transaction expenses of Acamar Partners and CarLotz to the entities to whom such transaction expenses are payable.
Conditions to Closing of the Merger
The merger agreement sets forth the various conditions that must be satisfied or waived prior to consummation of the merger. The parties cannot provide assurance as to when or if all of the conditions to the merger will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus/consent solicitation statement, the parties have no reason to believe that any of these conditions will not be satisfied.
Mutual Conditions
The respective obligations of Acamar Partners and Merger Sub, on the one hand, and CarLotz, on the other hand, to consummate the merger are subject to the satisfaction (or waiver in writing by all the parties to the extent legally permitted), at or prior to the Closing, of certain conditions, including principally the following:
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No governmental authority shall have enacted, issued, promulgated, enforced or entered any order that is in effect and has the effect of making the transactions contemplated by the merger agreement illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated under the merger agreement to be rescinded following the completion thereof.

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Acamar Partners shall have received the requisite Acamar Partners stockholder approval of the proposals contemplated by this proxy statement/prospectus/consent solicitation statement, including approval of the merger agreement and the merger.

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CarLotz shall have received (i) the Required Merger Approval (including the Supermajority Approval) in respect of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement and (ii) the Required Charter Amendment Approval (including the Supermajority Approval) in respect of the Charter Amendment.

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Acamar Partners and CarLotz shall have made the requisite filings under the HSR Act and the applicable waiting period and any extensions thereof shall have expired or been terminated.

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The registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part shall have become effective and no stop-order suspending the effectiveness of the registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and the shares constituting the merger consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance.

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New CarLotz shall have at least $5,000,001 of net tangible assets immediately following the Closing (after giving effect to the exercise of the public stockholders’ redemption rights, if any, the PIPE Investment and the other transactions contemplated by the merger agreement to occur upon the Closing, including the payment of the transaction expenses).

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Taking into account the PIPE Investment and after giving effect to exercises by holders of Acamar Partners Class A common stock of their redemption right in accordance with the Acamar Partners existing charter, immediately prior to Closing and without giving effect to any of the other transactions contemplated by the merger agreement, Acamar Partners shall have, on a consolidated basis, at least $175,000,000 in cash and cash equivalents.

Conditions to Acamar Partners and Merger Sub’s Obligations
The obligations of Acamar Partners and Merger Sub to consummate the merger are subject to the satisfaction (or waiver in writing by Acamar Partners), at or prior to the Closing, of certain conditions, including principally the following:
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(1) Each of CarLotz’ representations and warranties that relate to corporate organization, qualification to do business, authorization and brokers’ fees (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar import or effect set forth therein), shall be true and correct in all but de minimis respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), (2) each of CarLotz’ representations and warranties that relate to capitalization (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (3) each of CarLotz’ other representations and warranties (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect (as defined in the subsection entitled “— Material Adverse Effect”).

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CarLotz shall have performed or complied in all material respects with all covenants and conditions that CarLotz is required to perform or comply with under the merger agreement on or prior to the Closing Date.

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Since the date of the merger agreement, no Material Adverse Effect shall have occurred and be continuing (as defined in the subsection entitled “— Material Adverse Effect”).

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CarLotz shall have delivered to Acamar Partners a certificate signed by an officer of CarLotz, dated the Closing Date, declaring that certain conditions required by the merger agreement have been fulfilled.

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The transactions contemplated by the Subscription Agreements (as described in the subsection entitled “— Other Agreements”) shall have been consummated concurrently with the Closing.

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CarLotz shall have delivered to Acamar Partners a certificate on behalf of CarLotz prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in CarLotz is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

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CarLotz shall have delivered to Acamar Partners copies of the following each certified by an authorized officer of CarLotz to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation of formation of each of CarLotz and its subsidiaries, certified by the Secretary of State or other appropriate governmental authority of its jurisdiction of organization or incorporation, as applicable; (ii) the bylaws or operating agreement of each of CarLotz and its subsidiaries; and (iii) the resolutions of the CarLotz board of directors authorizing and approving the merger agreement, the applicable ancillary agreements and all the transactions contemplated thereby.

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CarLotz shall have delivered to Acamar Partners the written consent of CarLotz stockholders constituting the Required Merger Approval and the Required Charter Amendment Approval, which shall be in full force and effect.

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CarLotz and the other parties named therein (other than Acamar Partners) shall have delivered a duly executed counterpart signature page to the Registration Rights and Lock-Up Agreement.

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The applicable CarLotz Major Stockholders party to the Stockholders Agreement shall have delivered a duly executed counterpart signature page to the New CarLotz Stockholders Agreement.

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Certain affiliated agreements of CarLotz specified in the merger agreement shall have been terminated.

Conditions to CarLotz’ Obligations
The obligations of CarLotz to consummate the merger are subject to the satisfaction (or waiver in writing by CarLotz), at or prior to the Closing, of certain conditions, including principally the following:
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(1) Each of Acamar Partners’ representations and warranties that relate to corporate organization, authorization and brokers’ fees (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case, as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), (2) each of Acamar Partners’ and Merger Sub’s representations and warranties related to capitalization (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (3) each of Acamar Partners’ and Merger Sub’s other representations and warranties (in each case without giving effect to any qualification as to “material”, “materiality”, “material respects”, “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect (as defined in the subsection entitled “— Acquiror Material Adverse Effect”).

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Acamar Partners and Merger Sub shall have performed or complied in all material respects with all covenants and conditions that each of Acamar Partners and Merger Sub is respectively required to perform or comply with under the merger agreement on or prior to the Closing Date.

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Since the date hereof, no Acquiror Material Adverse Effect shall have occurred and be continuing (as defined in the subsection entitled “— Material Adverse Effect”).

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Acamar Partners shall have delivered to CarLotz a certificate signed by an officer of Acamar Partners, dated the Closing Date, declaring that certain conditions required by the merger agreement have been fulfilled.

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The transactions contemplated by the Subscription Agreements (as described in the subsection entitled “— Other Agreements”) shall have been consummated concurrently with the Closing.

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The Acamar Partners charter shall be amended and restated in the form required by the merger agreement.

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The Sponsor Letter Agreement shall be in full force and effect and not have been terminated or repudiated by Acamar Partners or the Sponsor.

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Acamar Partners shall have delivered a duly executed counterpart signature page to the Registration Rights and Lock-Up Agreement.

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Acamar Partners and the Sponsor shall have delivered a duly executed counterpart signature page to the New CarLotz Stockholders Agreement.

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All of the directors and officers of Acamar Partners prior to Closing shall have executed written resignations effective as of the Closing.

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Acamar Partners shall have held its annual meeting of stockholders.

Material Adverse Effect
Under the merger agreement, a “Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of CarLotz and its subsidiaries, taken as a whole, or (b) the ability of the CarLotz to consummate the transactions contemplated by the merger agreement on a timely basis; provided, however, that in no event, occurrence, fact, condition or change would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any changes in applicable laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of the merger agreement; (ii) general economic or political conditions (including any conditions, impact or events resulting from, caused by or attributable to the U.S. Presidential election) or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which CarLotz and its subsidiaries operate; (iv) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 virus); (vi) any failure of CarLotz or its subsidiaries to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required or permitted by the merger agreement, or any action taken (or not taken) with the written consent of or at the request of Acamar Partners or any of its affiliates; or (viii) the public announcement, pendency or completion of the transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on CarLotz and its subsidiaries compared to other participants in the industries in which CarLotz and its subsidiaries conduct the CarLotz business.
Acquiror Material Adverse Effect
Under the merger agreement, an “Acquiror Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of Acamar Partners or Merger Sub, taken as a whole, or (b) the ability of Acamar Partners or Merger Sub to consummate the transactions contemplated by the merger agreement on a timely basis; provided, however, that “Acquiror Material Adverse Effect” will not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent arising out of or attributable to (i) any changes in applicable laws implemented, or accounting rules, including U.S. GAAP, required to be adopted, after the date of the merger agreement, (ii) general economic or political conditions (including any conditions, impact or events resulting from, caused by or attributable to the U.S. Presidential election) or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) conditions generally affecting the industries in which Acamar Partners or Merger Sub operate, (iv) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof, (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 virus), (vi) any failure of Acamar Partners or Merger Sub to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (vii) any action required or permitted by the merger agreement, or any action taken (or not taken) with the written consent of or at the request of CarLotz or any of its subsidiaries or any of their respective affiliates, or (viii) the public announcement, pendency or completion of the transactions contemplated by the merger agreement; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above will be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on Acamar Partners or Merger Sub compared to other similarly situated companies.
Representations and Warranties
Under the merger agreement, CarLotz and its subsidiaries made customary representations and warranties, including those relating to organization and qualification, subsidiaries, authority and board approval, no conflict, consents, capitalization, financial statements, undisclosed liabilities, litigation, compliance with laws, intellectual property, software and information technology, material contracts, employee benefit matters, employee relations, taxes, brokers’ fees, insurance, real property and condition of tangible assets, environmental matters, absence of certain changes or events, transactions with related parties, internal controls, compliance with permits, privacy and data security, registration statements, powers of attorney and no ownership of equity in Acamar Partners.
Under the merger agreement, Acamar Partners and Merger Sub made customary representations and warranties, including those relating to organization and qualification, subsidiaries, authority and board approval, no conflict, consents, capitalization, litigation, compliance with laws, SEC filings and financial statements, Nasdaq listing, reporting, representations relating to not being an investment company, pro forma capitalization, transactions with related parties, trust accounts, taxes, title to property, subscription agreements for the PIPE Investment, brokers’ fees, information supplied, business activities, application of takeover protections, stock merger consideration and absence of employees.
Covenants of the Parties
Conduct of Business Prior to the Merger
CarLotz has agreed that from the date of the merger agreement until the earlier of the Closing and termination of the merger agreement, subject to certain exceptions or unless Acamar Partners provides its prior written consent, CarLotz will and will cause its subsidiaries to use commercially reasonable efforts to operate the business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, regulators and any other persons having a material business relationship with CarLotz or its subsidiaries. Additionally, subject to certain exceptions or unless Acamar Partners provides its prior written consent, CarLotz will not, among other things, amend its organizational documents (except as contemplated in the merger agreement), split, combine or reclassify any shares of its capital stock, enter into or change any material contract (other than in accordance with the terms of such material contract), make any dividends or distributions, or issue any CarLotz shares other than shares of CarLotz common stock upon valid conversion of CarLotz preferred stock or CarLotz warrants, the valid exercise of CarLotz options or warrants, make any material change in its cash management practices or of its methods of accounting and accounting practice (except as required by U.S. GAAP, securities laws and regulations or PCAOB standards), incur, assume or guarantee any indebtedness (except under the floor plan facility) in excess of certain monetary thresholds, make any transfer or disposition of any tangible or intangible asset in excess of certain monetary thresholds, make any material capital investment or loan to any person in excess of certain monetary thresholds, impose any material encumbrances upon any of its properties, stock or assets, grant any loan to its stockholders or officers, grant any bonuses or monetary increases to any officers or former employees in excess of certain monetary thresholds or make certain modifications to the terms of employment for any employee, adopt, modify or terminate any employee benefit plan, begin an adverse employment action in respect to any officer or employee that earns an amount in excess of certain monetary thresholds in response to the COVID-19 pandemic, or adopt any merger, consolidation, reorganization, liquidation or dissolution (other than the merger), entry into a new line of business that is unrelated to the current business and not change or rescind any tax election.
Acamar Partners and Merger Sub have agreed that from the date of the merger agreement until the earlier of the Closing and termination of the merger agreement, subject to certain exceptions or unless

CarLotz provides its prior written consent, they will operate in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, regulators and any other persons having a material business relationship with Acamar Partners or Merger Sub. Additionally, subject to certain exceptions or unless CarLotz provides its prior written consent, Acamar Partners and Merger Sub will not, among other things, amend any of its organizational documents, split, combine or reclassify any shares of its capital stock, issue or sell equity securities (except to those established in the merger agreement) or grant any options, warrants or other rights to purchase equity securities (except as contemplated in the PIPE Investment, amend or terminate any Subscription Agreement (other than as expressly permitted by the merger agreement), declare or pay any dividends or distributions on any of its capital stock, make any material change in its cash management practices or of its methods of accounting and accounting practice (except as required by GAAP, securities laws and regulations or PCAOB standards), incur, assume or guarantee any indebtedness (except as established in the merger agreement), make any material capital investment or loan to any person, enter into any insurance policies covering representations, warranties or other matters set forth in the merger agreement, enter into acceleration, termination, cancellation or modification of material contracts, impose any material encumbrances upon any of its properties, stock or assets, grant any loan to its stockholders or officers, grant any bonuses or material increases in compensation or benefits to any current or former officers, directors or employees or make certain modifications to the terms of employment for any employee, adopt, amend, modify or terminate any employee benefit plan, begin an adverse employment action in respect to any officer or employee in response to the COVID-19 pandemic, or adopt any merger, consolidation, reorganization, liquidation or dissolution (other than the merger contemplated in the merger agreement) and to not change or rescind any tax election.
Additional CarLotz Covenants
The merger agreement contains additional customary covenants of CarLotz, including covenants relating to: the granting of access to information; seeking approval of the merger agreement and the Charter Amendment from the CarLotz stockholders; no acquisition of any Acamar Partners common stock (except as otherwise established in the merger agreement), delivery of information necessary for the proxy statement or other filings; delivery of updated financial information; and the termination of certain agreements with CarLotz stakeholders.
Additional Acamar Partners Covenants
The merger agreement contains additional customary covenants of Acamar Partners, including covenants relating to: obtaining a “tail” officers’ and directors’ liability insurance policy for Acamar Partners’ officers and directors and CarLotz’ officers and directors; obtaining an officers’ and directors’ liability insurance policy for New CarLotz’ officers and directors; preparation, filing and distribution of this proxy statement/prospectus/consent solicitation statement; the stockholders’ meeting; preparing and filing any other filings required under the Exchange Act, Securities Act or any other laws relating to the transactions contemplated by the merger agreement; the Trust Account; the PIPE Investment and the related Subscription Agreements; the 2020 Plan; maintaining Acamar Partners’ Nasdaq listing; adopting amended and restated bylaws as established in the merger agreement; adopting board resolutions to cause acquisitions of the New CarLotz common stock pursuant to the merger by directors or officers of New CarLotz to be exempt under Rule 16b-3 promulgated under the Exchange Act; assumption by New CarLotz of executive employment agreements of certain CarLotz executives; and convening its annual stockholders’ meeting no later than the Acamar Partners Special Meeting. See the section entitled “Management Following the Merger” for additional information relating to the officers of New CarLotz following the merger.
Additional Mutual Covenants
The merger agreement contains additional customary mutual covenants of the parties relating to, among other things; the preparation and filing of any submissions under the HSR Act; the procurement of approvals from governmental authorities necessary for the consummation of the transactions contemplated by the merger agreement; responding to inquiries from and corresponding with governmental authorities; the procurement of applicable third party consents; no solicitation of alternative acquisition proposals; public announcements with respect to the merger and the other transactions contemplated by the merger agreement; the satisfaction of the conditions to Closing and notification of certain material events; certain tax matters; and the filing of a Form 8-K and issuance of a press release relating to the Closing and related transactions.
Termination
The merger agreement may be terminated at any time prior to the Closing:
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By mutual written consent of Acamar Partners and CarLotz;

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By either Acamar Partners or CarLotz if:

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Closing has not occurred on or before February 26, 2021 (the “Outside Date”), provided, however, that if Acamar Partners stockholders approve an extension of the date to consummate a “business combination”, in accordance with the existing Acamar Partners charter, the Outside Date will automatically be extended to the earlier of (i) such extension date and (ii) March 31, 2021, provided further that the right to terminate the merger agreement if the Closing has not occurred on or before the Outside Date shall not be available to any party whose failure to fulfill any material obligation under the merger agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

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a governmental authority enacts, issues, promulgates, enforces or enters any law that has become final and non-appealable, and which permanently restrains, enjoins or prohibits the transactions contemplated by the merger agreement.

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By Acamar Partners or CarLotz, if the requisite Acamar Partners stockholder approval of the proposals contemplated by this proxy statement/prospectus/consent solicitation statement, including adoption of the merger agreement and approval of the merger, is not obtained by the Outside Date.

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By Acamar Partners, at any time on or after the date that Acamar Partners receives, and notifies CarLotz of Acamar Partners’ receipt of, SEC approval and effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part, if CarLotz informs Acamar Partners in writing that it will not deliver to Acamar Partners the written consent of the CarLotz stockholders approving the merger and the merger agreement on or prior to the Outside Date.

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By CarLotz or Acamar Partners, if the requisite CarLotz stockholder approval of the transactions contemplated by the merger agreement, including the merger agreement and the merger and the Charter Amendment, is not obtained by the Outside Date.

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By Acamar Partners if neither it nor Merger Sub is in material breach of their obligations under the merger agreement and if (i) at any time, any of the representations and warranties of any CarLotz entity contained in the merger agreement become untrue or inaccurate such that conditions to Closing in respect thereof cannot be satisfied or (ii) there has been a breach on the part of CarLotz or its subsidiaries of any of its covenants or agreements contained in the merger agreement such that conditions to Closing in respect thereof could not be satisfied and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within 30 days after written notice thereof to CarLotz and (y) the Outside Date.

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By CarLotz, if neither CarLotz nor any of its subsidiaries is in material breach of its obligations under the merger agreement and if (i) at any time, any of the representations and warranties of Acamar Partners and Merger Sub contained in the merger agreement become untrue or inaccurate such that conditions to Closing in respect thereof could not be satisfied or (ii) there has been a breach on the part of Acamar Partners and Merger Sub of any of their covenants or agreements contained in the merger agreement such that conditions to Closing in respect thereof could not be satisfied and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within 30 days after written notice thereof to Acamar Partners and (y) the Outside Date.

Effect of Termination
If the merger agreement is terminated, all further obligations and liabilities of the parties under the merger agreement will terminate and become void and of no force and effect, except that the rights and obligations in the merger agreement relating to the waiver of claims against the Trust Account, termination and waiver, and survival, notices, annexes, exhibits and schedules (to the extent they are incorporated in and made a part of the merger agreement), expenses, governing law, assignment, successors and assigns, no third party rights, counterparts, titles and headings, entire agreement, severability, specific performance, waiver of jury trial, amendments, legal representation, no recourse, and schedules and exhibits will survive the termination of the merger agreement; provided, that such termination will have no effect on any liability of any party for any intentional and willful breach of the merger agreement by such party occurring prior to such termination.
Fees and Expenses
Except as otherwise provided in the merger agreement, each party to the merger agreement must pay its own expenses incident to the merger agreement and the transactions contemplated therein; provided that if the merger and Closing occurs, Acamar Partners and the surviving entity will pay all transaction expenses per the terms of the merger agreement.
Amendments
The merger agreement may be amended at any time prior to the effective time of the merger by an instrument in writing signed on behalf of Acamar Partners, Merger Sub and CarLotz; provided, however, that after the merger agreement is approved by Acamar Partners stockholders as contemplated by this proxy statement/prospectus/consent solicitation statement, no amendment or waiver is permitted that, pursuant to applicable law, would require further approval of Acamar Partners stockholders unless such approval is obtained and that after the merger agreement is approved by CarLotz stockholders as contemplated by this proxy statement/prospectus/consent solicitation statement, no amendment or waiver is permitted that, pursuant to applicable law, would require further approval of CarLotz stockholders unless such approval is obtained.
Appraisal Rights
Pursuant to the merger agreement, CarLotz is required to prepare and mail a notice (the “Stockholder Notice”) to every CarLotz stockholder that did not execute the written consent approving the merger (the “Written Consent”). The Stockholder Notice shall (i) be a statement to the effect that the CarLotz board of directors unanimously determined that the merger and the Charter Amendment are advisable in accordance with the DGCL and in the best interests of the CarLotz stockholders and unanimously approved and adopted the merger agreement, the merger, the Charter Amendment and the other transactions contemplated by the merger agreement, (ii) provide the CarLotz stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of the merger agreement, the merger, the Charter Amendment and the other transactions contemplated by the merger agreement in accordance with Section 228(e) of the DGCL and the CarLotz bylaws and (iii) notify such CarLotz stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. The Stockholder Notice will be accompanied by a copy of Section 262 of the DGCL and all such other information as Acamar Partners shall reasonably request, and shall be sufficient in form and substance to start the 20 day period during which a CarLotz stockholder must demand appraisal of such CarLotz stockholder’s shares as contemplated by Section 262(d)(2) of the DGCL.
Tax Consequences
For U.S. federal income tax purposes, the merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, and the merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code.
For a description of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences”.

Survival and Indemnification
The merger agreement does not provide for contractual indemnification rights for breaches of the representations, warranties and covenants contained in the merger agreement, which representations, warranties and covenants will not survive the Closing (see the subsection entitled “— Effect of Termination” above). There are no remedies available for any breach of the representations, warranties, covenants or agreements of the parties to the merger agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing.
Trust Account Waiver
CarLotz and its subsidiaries have agreed to waive any claim they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acamar Partners and will not seek recourse against the Trust Account for any reason whatsoever; provided that the waiver does not apply to funds of Acamar Partners held outside of the Trust Account or for claims for specific performance.
Amendment No. 1 to the Merger Agreement
On December 16, 2020, Acamar Partners, Merger Sub and CarLotz entered into Amendment No. 1 to the merger agreement which provides that, instead of Earnout Acquiror Options as contemplated in the original merger agreement, the holders of CarLotz options will receive their earnout payment in the form of New CarLotz restricted stock units, as calculated pursuant to the Calculation Spreadsheet.
Additional Agreements
See “Certain Other Agreements Related to the Merger”.
Directors’ and Officers’ Insurance
Acamar Partners will purchase and maintain a fully pre-paid six-year “tail” officers’ and directors’ liability insurance policy for individuals that serve as directors and officers of Acamar Partners and CarLotz prior to the effective time of the merger.

CERTAIN OTHER AGREEMENTS RELATED TO THE MERGER
Sponsor Letter Agreement
Pursuant to the terms of the Sponsor Letter Agreement entered into with Acamar Partners and CarLotz on October 21, 2020, the Sponsor has agreed to vote any Founder Shares and any other shares of Acamar Partners common stock held by it in favor of each of the proposals set forth in this proxy statement/prospectus/consent solicitation statement and against any acquisition proposals other than the merger.
The Sponsor has also agreed that 50% of the Founder Shares (and shares of Acamar Partners common stock issuable upon conversion thereof) held by it will, subject to certain exceptions, be locked-up until the earliest of: (i) one year from the Closing Date; (ii) the last consecutive trading day where the sale price of the New CarLotz common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; or (iii) such date on which New CarLotz completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New CarLotz stockholders having the right to exchange their shares of New CarLotz common stock for cash, securities or other property.
In addition, the Sponsor has agreed to subject the Founder Shares Subject to Forfeiture to a lockup. 50% of the Founder Shares Subject to Forfeiture will no longer be subject to the lockup on the date on which the closing trading price of the New CarLotz common stock has been greater than $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date within 60 months after the Closing Date and the other 50% of the Founder Shares Subject to Forfeiture will no longer be subject to the lockup on the date on which the closing trading price of the New CarLotz common stock has been greater than $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date within 60 months after the Closing Date. If any applicable lockup release condition set forth above is not met within 60 months after the Closing Date, the applicable Founder Shares Subject to Forfeiture will be forfeited. All of the Founder Shares Subject to Forfeiture will be released from lockup if there is a change of control of New CarLotz that will result in the holders of New CarLotz common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz common stock) prior to the end of the 60-month period beginning on the Closing Date. Prior to their forfeiture (if any), the Sponsor will have the right to vote and receive dividends with respect to its Founder Shares Subject to Forfeiture (or shares of Acamar Partners common stock issuable upon conversion thereof).
Stockholder Letter Agreements
On October 21, 2020, each of the CarLotz Major Stockholders delivered a Stockholder Letter Agreement, pursuant to which, among other things, the CarLotz Major Stockholders agreed, on or prior to the third business day following the date that this proxy statement/prospectus/consent solicitation statement is disseminated to CarLotz stockholders (which will occur following the date that the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part is declared effective by the SEC), to execute and deliver a written consent with respect to all of the shares of CarLotz common stock and CarLotz preferred stock that are owned by the CarLotz Major Stockholders adopting the merger agreement, approving the merger and approving the Charter Amendment. As of the CarLotz record date, the CarLotz Major Stockholders collectively held 100% of the issued and outstanding shares of CarLotz preferred stock and approximately 67.7% of the issued and outstanding shares of CarLotz common stock and CarLotz preferred stock, together.
New CarLotz Stockholders Agreement
Under the New CarLotz Stockholders Agreement, following the merger, (i) Michael W. Bor will be nominated to the New CarLotz board of directors so long as he is the CEO of New CarLotz or he, together with his affiliated family trusts, holds at least 10% of the outstanding shares of New CarLotz common stock, (ii) TRP will have the right to nominate two directors to the New CarLotz board of directors so long as it holds at least 10% of the outstanding shares of New CarLotz common stock, (iii) the Sponsor will have the right to nominate two directors to the New CarLotz board of directors, one of whom shall be an independent director (as defined in the Nasdaq listing standards and applicable SEC rules), so long as the Sponsor holds at least 3% of the outstanding shares of New CarLotz common stock, and (iv) all other directors (who will be independent, as defined in the Nasdaq listing standards and applicable SEC rules) will be nominated by the nominating and corporate governance committee of the New CarLotz board of directors.
Registration Rights and Lock-Up Agreement
On or prior to the Closing Date, Acamar Partners, the Sponsor and certain CarLotz stockholders (the “New Holders” and, collectively with the Sponsor, the “Holders”) will enter into a Registration Rights and Lock-Up Agreement. Pursuant to the Registration Rights and Lock-Up Agreement, New CarLotz will be obligated to file a registration statement to register the resale of certain shares of New CarLotz common stock held by the Holders within 45 days after the Closing and to use reasonable best efforts to cause such registration statement to be declared effective as soon as possible after such initial filing, but no later than the earlier of (i) the 90th day (or the 120th day if the SEC notifies that it will “review” such registration statement) following the Closing Date and (ii) the 10th business day after the date the SEC notified that such registration statement will not be “reviewed” or will not be subject to further review. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, TRP, Michael W. Bor and the Sponsor (the “Demanding Holders”) each have two demand rights under which they may demand, at any time and from time to time, that New CarLotz file a registration statement on Form S-3 (or Form S-1 if Form S-3 is not available) to register the securities of New CarLotz held by such Demanding Holder, and each may specify that such demand registration take the form of an underwritten offering. Once the resale registration statement has been filed and declared effective, the Demanding Holders have unlimited rights to request New CarLotz register an underwritten offering pursuant to such registration statement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-Up Agreement also provides that New CarLotz will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.
The Registration Rights and Lock-Up Agreement further provides for the securities of New CarLotz held by certain of the New Holders to, subject to certain exceptions, be locked-up until the earliest of: (i) 180 days from the Closing Date; (ii) the last consecutive trading day where the last reported sale price of the New CarLotz common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; or (iii) such date on which New CarLotz completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New CarLotz stockholders having the right to exchange their shares of New CarLotz common stock for cash, securities or other property.
On October 21, 2020, the Sponsor entered into a Sponsor Letter Agreement that provides for lock-ups of the securities of New CarLotz held by the Sponsor as more fully described under “— Sponsor Letter Agreement”.
Subscription Agreements
In connection with the execution of the merger agreement, Acamar Partners entered into the Subscription Agreements with respect to the PIPE Investment. Pursuant to the Subscription Agreements, certain accredited financial investors have committed to purchase 12,500,000 shares of Acamar Partners Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $125,000,000. The closing of the PIPE Investment is conditioned on all conditions set forth in the merger agreement having been satisfied or waived and other customary closing conditions. The consummation of the PIPE Investment is a closing condition under the merger agreement. As part of the PIPE Investment, TRP has committed to purchase 1,000,000 PIPE Shares for $10,000,000, the Sponsor has committed to purchase 250,000 PIPE Shares for $2,500,000 and Michael Bor has committed to purchase 166,000 PIPE Shares for $1,660,000.

The Subscription Agreements contain a provision pursuant to which the parties waive their respective rights to a jury trial in connection with litigation pursuant to the Subscription Agreements and the transactions contemplated thereby, including any claims brought pursuant to federal securities laws. This jury trial waiver does not apply to subsequent secondary purchasers of the Acamar Partners Class A common stock issued and sold pursuant to the Subscription Agreements nor does it apply to any other Acamar Partners stockholders. Further, this jury trial waiver does not apply to the Subscribers in respect of any litigation that is not brought pursuant to the Subscription Agreements and the transactions contemplated thereby.
If Acamar Partners or New CarLotz opposed a jury trial demand based on the jury trial waiver, the appropriate court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law, including in respect of federal securities laws claims. To Acamar Partners’ knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Acamar Partners believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the Subscription Agreements, and by the courts of the State of Delaware located in New Castle County (which have exclusive jurisdiction over matters arising under the Subscription Agreements) and federal and state courts located in New York County, New York (which have exclusive jurisdiction if the foregoing courts decline to exercise jurisdiction).
In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. Acamar Partners believes that this is the case with respect to the Subscription Agreements. Nevertheless, if this contractual pre-dispute jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreements with a jury trial. No condition, stipulation or provision of the Subscription Agreements serves as a waiver by any Subscriber or by Acamar Partners of compliance with the federal securities laws.
This waiver of jury trial provision may limit a Subscriber’s ability to bring or demand a jury trial in any claim or cause of action that it seeks to bring based upon, arising out of or related to the applicable Subscription Agreement, including claims under federal securities laws, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the waiver of jury trial provision contained in the Subscription Agreements to be inapplicable or unenforceable in an action, Acamar Partners or New CarLotz may incur additional costs associated with resolving such action, which could harm the business, financial condition and results of operations of New CarLotz following the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion sets forth the material U.S. federal income tax consequences of (i) the merger to U.S. Holders (as defined below) of CarLotz stock (including both its common stock and its preferred stock) and (ii) the exercise by beneficial owners of Acamar Partners Class A common stock (“Acamar Partners public shares”) of their redemption rights in connection with the merger. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the Internal Revenue Service (“IRS”) and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus/consent solicitation statement. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax treatments described below. No advance ruling has been or will be sought from the IRS regarding any matter in this discussion.
This discussion addresses only those (i) U.S. Holders of CarLotz stock that hold their shares of CarLotz stock and will, following the merger, hold their shares of New CarLotz common stock and (ii) beneficial owners of Acamar Partners public shares that hold their Acamar Partners public shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax considerations for beneficial owners of Founder Shares. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
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a financial institution;

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a tax-exempt organization;

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a real estate investment trust;

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an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

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an insurance company;

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a regulated investment company or a mutual fund;

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a “controlled foreign corporation” or a “passive foreign investment company”;

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a dealer or broker in stocks and securities, or currencies;

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a trader in securities that elects mark-to-market treatment;

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a holder of CarLotz stock or Acamar Partners public shares that is subject to the alternative minimum tax provisions of the Code;

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a holder of CarLotz common stock that received CarLotz common stock, or a holder of Acamar Partners public shares that received Acamar Partners public shares, through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

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a U.S. Holder of CarLotz stock or Acamar Partners public shares that has a functional currency other than the U.S. dollar;

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a holder of CarLotz stock that holds CarLotz stock or a holder of Acamar Partners public shares that holds Acamar Partners public shares, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

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a person required to accelerate the recognition of any item of gross income with respect to CarLotz stock or Acamar Partners public shares, as applicable, as a result of such income being recognized on an applicable financial statement;

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a holder of CarLotz stock that is not a U.S. Holder;

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a holder of CarLotz stock that is a U.S. expatriate; or

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a holder of CarLotz stock who exercises its appraisal rights.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of CarLotz stock, or beneficial owner of Acamar Partners public shares, as applicable, that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of Acamar Partners public shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds CarLotz stock or Acamar Partners public shares, the U.S. federal income tax consequences of the merger, or of a redemption of Acamar Partners public shares, as applicable, to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner (or owner of such entity) and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds CarLotz stock or Acamar Partners public shares, and any partners in such partnership, are urged to consult their tax advisors with respect to the tax consequences of the merger in their specific circumstances.
The tax consequences of the merger or of a redemption of your Acamar Partners public shares, as applicable, will depend on your specific situation. You should consult with your tax advisor as to the tax consequences of the merger or of a redemption of your Acamar Partners public shares, as applicable, in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
Tax Consequences of the Merger to Holders of CarLotz Stock
Tax Consequences if the Merger Qualifies as a Reorganization
The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Neither CarLotz nor Acamar Partners has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Furthermore, the obligations of CarLotz and Acamar Partners to complete the merger are not conditioned on the receipt of opinions from STB or Freshfields to the effect that the merger will qualify as a reorganization for U.S. federal income tax purposes. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, you are urged to consult your tax advisor with respect to the particular tax consequence of the merger to you.
Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder that exchanges its CarLotz stock for a combination of Acamar Partners Class A common stock and cash (including cash received in lieu of fractional shares, if any) in the merger will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (including cash received in lieu of fractional shares, if any) received by such holder in exchange for its CarLotz stock in the merger; and (ii) the excess, if any, of (a) the sum of the amount of cash (including cash received in lieu of fractional shares, if any) plus the fair market value of the Acamar Partners Class A common stock at the effective time of the merger received by such holder in exchange for its CarLotz stock in the merger, over (b) such holder’s tax basis in its CarLotz stock exchanged.
Any recognized gain will generally be capital gain. Any capital gain will be long-term capital gain if, as of the effective time of the merger, your holding period with respect to the exchanged CarLotz stock exceeds one year. Long-term capital gain of a non-corporate U.S. Holder may be eligible for reduced rates of taxation. Losses will not be permitted to be recognized. Consideration received for CarLotz stock should be allocated between, and realized gain or loss calculated separately, for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the merger, and a loss realized in the exchange of one block cannot be used to offset a gain recognized on the exchange of another block.
The aggregate tax basis in the shares of Acamar Partners Class A common stock that you receive pursuant to the merger (including, except as discussed below with respect to any Earnout Shares that represent imputed interest, any Earnout Shares to be issued as described above under the heading “The Merger Agreement — Merger Consideration”) will equal your aggregate adjusted tax basis in the shares of the CarLotz stock you surrender, decreased by the amount of cash received in the merger (including cash received in lieu of fractional shares, if any) and increased by the amount of gain, if any, you recognize in the merger. No gain or loss should be recognized by you upon the receipt of the earnout Acamar Partners Class A common stock other than with respect to any Earnout Shares that represent imputed interest. Your holding period for the shares of Acamar Partners Class A common stock that you receive pursuant to the merger (excluding Earnout Shares treated as imputed interest) will include your holding period for the shares of CarLotz stock you surrender. A portion of any Earnout Shares you receive pursuant to the merger will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. Your basis in any such Earnout Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and your holding period in such Earnout Shares will begin on the day following the date of receipt. The portion treated as interest will be determined, under IRS regulations, based on facts that cannot be determined at this time, including (1) the value of Earnout Shares received, (2) the time at which they are received and (3) market interest rates (measured by the federal government’s borrowing rate) on the date of the merger. You should consult your tax advisor with respect to the tax consequences of the possible receipt of Earnout Shares (particularly if you dispose of some or all of your Acamar Partners Class A common stock prior to the receipt of Earnout Shares) or if you held your CarLotz stock through multiple separately identifiable blocks of shares.
This discussion assumes that the cash liquidation preference, approximately $37.0 million, to which holders of CarLotz preferred stock are entitled as a result of the merger is treated as additional cash consideration received from Acamar Partners in exchange for their CarLotz preferred stock, and not as a distribution by CarLotz with respect to that stock. Acamar Partners and CarLotz intend to treat the $37.0 million payment in this manner. This treatment is supported by applicable legal authority, taking into account the source of the funds for the payment and other relevant facts. Other treatments are possible, however, and holders of CarLotz preferred stock should consult their tax advisors as to the treatment of the $37.0 million payment.
Tax Consequences if the Merger Does Not Qualify as a Reorganization
If the merger does not qualify as a reorganization, you will recognize gain or loss in an amount equal to the difference between (x) the fair market value of the Acamar Partners Class A common stock and cash (including cash received in lieu of fractional shares, if any) you receive and (y) your adjusted tax basis in the shares of CarLotz stock you surrender. Gain or loss will be calculated separately for each block of CarLotz stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you have held your CarLotz stock for more than one year at the time of the merger. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. You generally will have an aggregate tax basis in the shares of Acamar Partners Class A common stock received equal to the fair market value of such shares as of the date such shares are received, and your holding period in such shares of Acamar Partners Class A common stock would begin on the day following the date of the merger.
You should consult your tax advisor as to the consequences of the possible receipt of any earnout shares, as described above under “The Merger Agreement — Merger Consideration”, in the event the merger does not qualify as a reorganization, including the possible application of the installment sale rules.

Information Reporting
Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of CarLotz stock. A “significant holder” is a holder of CarLotz stock that, immediately before the merger, owned at least 1% (by vote or value) of the outstanding CarLotz stock (or, in certain instances, CarLotz stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.
All holders of CarLotz stock are urged to consult their tax advisors with respect to the tax consequences of the merger in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.
Tax Consequences of a Redemption of Acamar Partners Public Shares
Tax Consequences for U.S. Holders
The discussion below applies to you if you are a “U.S. Holder” (as defined above) of Acamar Partners public shares that exercises the redemption rights described above under “Acamar Partners Special Meeting of Stockholders — Redemption Rights” with respect to your Acamar Partners public shares.
Treatment of Redemption
The treatment of a redemption of your Acamar Partners public shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Acamar Partners public shares under Section 302 of the Code. If the redemption qualifies as a sale of the Acamar Partners public shares, you will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of Acamar Partners public shares”. If the redemption does not qualify as a sale of Acamar Partners public shares, you will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions”. Whether a redemption qualifies for sale treatment will depend largely on the total number of Acamar Partners public shares treated as held by you (including any public shares constructively owned by you, including Acamar Partners public shares constructively held by you as a result of owning Acamar Partners publicly traded warrants) relative to all of the Acamar Partners public shares outstanding both before and after the redemption. The redemption of Acamar Partners public shares generally will be treated as a sale of the Acamar Partners public shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in Acamar Partners, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, you must take into account not only Acamar Partners public shares actually owned by you, but also Acamar Partners public shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as Acamar Partners publicly traded warrants). There will be a complete termination of your interest if either (i) all of the Acamar Partners public shares actually and constructively owned by you are redeemed or (ii) all of the Acamar Partners public shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Acamar Partners public shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in Acamar Partners. Whether the redemption will result in a meaningful reduction in your proportionate interest in Acamar Partners will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction”. In order to meet the “substantially disproportionate” test, the percentage of outstanding Acamar Partners public shares actually and constructively owned by you immediately following the redemption of the Acamar Partners public shares must, among other requirements, be less than 80% of the percentage of the outstanding Acamar Partners public shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.
If none of the foregoing tests are satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions”, below. After the application of those rules, any remaining tax basis you have in the redeemed Acamar Partners public shares will be added to your adjusted tax basis in your remaining Acamar Partners public shares or, if you have none, to your adjusted tax basis in Acamar Partners publicly traded warrants held by you or possibly in other shares constructively owned by you.
Taxation of Redemptions Treated as Distributions
If the redemption of your Acamar Partners public shares does not qualify as a sale of Acamar Partners public shares, you will be treated as receiving a distribution from Acamar Partners. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of Acamar Partners’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale of Acamar Partners public shares”.
If you are a corporate U.S. Holder, dividends paid by Acamar Partners to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.
If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least 60 days, which begins within a certain number of days before the ex-dividend date (see “— Gain or Loss on Redemptions Treated as a Sale of Acamar Partners public shares” below).
Gain or Loss on Redemptions Treated as a Sale or Exchange of Acamar Partners public shares
If a redemption of your Acamar Partners public shares qualifies as a sale of Acamar Partners public shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Acamar Partners public shares so redeemed.
Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Acamar Partners public shares so redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Information Reporting with Respect to the Redemption for Significant Holders
Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Acamar Partners public shares. A “significant holder” is a beneficial owner of Acamar Partners public shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding Acamar Partners public shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.
Tax Consequences for Non-U.S. Holders
The discussion below applies to you if you are a “Non-U.S. Holder” (as defined above) of Acamar Partners public shares that exercises the redemption rights described above under “Acamar Partners Special Meeting of Stockholders — Redemption Rights” with respect to your Acamar Partners public shares.

Treatment of Redemption
If you are a Non-U.S. Holder, the rules for determining the characterization for U.S. federal income tax purposes of the redemption of your Acamar Partners public shares generally will be the same as those that apply in determining the characterization of a redemption of a U.S. Holder’s Acamar Partners public shares, as described above under “— Tax Consequences for U.S. Holders — Treatment of Redemption”.
Non-U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Acamar Partners public shares will be treated as a distribution, or instead as a sale, under the Code.
Taxation of Redemptions Treated as Distributions
If the redemption of your Acamar Partners public shares does not qualify as a sale or exchange of Acamar Partners public shares, you will be treated as receiving a distribution from Acamar Partners, which distribution will be treated as a dividend to the extent the distribution is paid out of Acamar Partners’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will not be subject to U.S. federal net income tax, unless the dividends are effectively connected with the conduct by you of a trade or business within the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires), but the gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Acamar Partners public shares” below.
Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal net income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Gain or Loss on Redemptions Treated as a Sale or Exchange of Acamar Partners public shares
If the redemption of your Acamar Partners public shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:
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such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal net income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•
you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•
Acamar Partners or New CarLotz is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Acamar Partners public shares and, in the case where Acamar Partners public shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of the Acamar Partners public shares outstanding at any time within the shorter of the five-year period or your holding period for the Acamar Partners public shares. Acamar Partners and New CarLotz do not believe that Acamar Partners or New CarLotz is or has been a U.S. real property holding corporation.

All holders of Acamar Partners public shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Acamar Partners public shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.
Information Reporting and Backup Withholding
Proceeds received in connection with the merger or a redemption of Acamar Partners public shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules; provided that the required information is timely furnished to the IRS and other applicable requirements are met.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on Acamar Partners public shares paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which Acamar Partners public shares is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You are urged to consult your tax advisers regarding the effects of FATCA on your investment.

ACAMAR PARTNERS PROPOSALS
References in this section to “we”, “us”, “our” and the “Company” are intended to mean Acamar Partners Acquisition Corp.
PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Holders of Acamar Partners common stock are being asked to approve the merger agreement and merger and the transactions contemplated thereby. Acamar Partners stockholders should read carefully this proxy statement/prospectus/consent solicitation statement in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/prospectus/consent solicitation statement. See the sections entitled “The Merger” and “The Merger Agreement” for additional information regarding the merger and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.
Acamar Partners may consummate the merger only if it is approved by the affirmative vote of the holders of at least a majority of the issued and currently outstanding shares of Acamar Partners common stock.
Vote Required for Approval
This Business Combination Proposal (and, consequently, the merger agreement and the transactions contemplated thereby, including the merger) will be approved and adopted only if the holders of at least a majority of the outstanding shares of Acamar Partners common stock vote “FOR” the Business Combination Proposal.
Failure to submit a proxy or to vote online during the Acamar Partners Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposal.
The merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the merger agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to Acamar Partners stockholders for a vote.
The Sponsor and Acamar Partners’ officers and directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement” for more information.
Recommendation of the Acamar Partners Board of Directors
THE ACAMAR PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ACAMAR PARTNERS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSALS NO. 2 THROUGH NO. 9 — THE CHARTER PROPOSALS
The following table sets forth a summary of the principal changes proposed to be made between the Acamar Partners existing charter and the proposed New CarLotz charter. This summary is qualified by reference to the complete text of the proposed New CarLotz charter, a copy of which is attached as Annex B. All Acamar Partners stockholders are encouraged to read the proposed New CarLotz charter in its entirety for a more complete description of its terms.
	Existing Charter	Proposed Charter
Authorized Shares (Proposal 2)	The Acamar Partners existing charter authorizes 220,000,000 shares, consisting of (a) 215,000,000 shares of common stock, including (i) 200,000,000 shares of Class A common stock and (ii) 15,000,000 shares of Class B common stock, and (b) 5,000,000 shares of preferred stock.	The proposed New CarLotz charter would authorize 510,000,000 shares, consisting of 500,000,000 shares of Class A common stock and 10,000,000 shares of preferred stock.
Classification of the Board of Directors (Proposal 3)	The Acamar Partners existing charter provides that the Acamar Partners board of directors is divided into two classes with only one class of directors being elected each year and each class (except those directors appointed prior to Acamar Partners’ first annual meeting of stockholders) serving a two-year term.	The proposed New CarLotz charter provides that the New CarLotz board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.
Director Removal (Proposal 4)	Acamar Partners existing charter provides that directors can be removed only for cause, by the affirmative vote of the majority of the holders of the outstanding shares of capital stock entitled to elect such director or directors.	The proposed New CarLotz charter provides that subject to the rights granted to certain stockholders pursuant to the New CarLotz Stockholders Agreement, directors may be removed only for cause with a supermajority vote consisting of 66 2∕3% of outstanding shares of stockholders.
Required Vote to Amend the Charter (Proposal 5)
Acamar Partners has the right from time to time, to amend, alter, change, add or repeal any provision of the Acamar Partners’ charter.
Any amendment, modification or repeal of Acamar Partners charter Article VIII (Indemnification) shall not adversely affect any right or protection of a director of Acamar Partners under Article VIII in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

The proposed New CarLotz charter provides that a supermajority vote consisting of 66 2∕3% of outstanding shares of stockholders is required to amend most charter provisions.
Stockholders of common stock are not entitled to vote on any amendment to the New CarLotz charter that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock.

Required Vote to Amend the Bylaws (Proposal 6)	Acamar Partners existing charter provides that the affirmative vote of the majority of the board of directors is required to make, repeal, alter, amend or repeal any or all of the bylaws.	The proposed New CarLotz charter provides that the board of directors has the power to make, repeal, alter or amend any or all of the bylaws.

	Existing Charter	Proposed Charter
	Affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to elect such director or directors, voting as a single class required to adopt, amend, alter or repeal the bylaws. Stockholders cannot adopt bylaws that would invalidate any prior act of the board of directors that would have been valid if such bylaws had not been adopted.	Supermajority threshold (66 2∕3% of outstanding shares of stockholders) required to amend the bylaws.
Corporate Opportunity (Proposal 7)	Acamar Partners existing charter provides that to the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Acamar Partners or any of its officers or directors, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Acamar Partners charter or in the future, and Acamar Partners renounces any expectancy that any of the directors or officers of Acamar Partners will offer any such corporate opportunity of which he or she may become aware to Acamar Partners. In addition to the foregoing, prior to the consummation of the proposed transaction, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of Acamar Partners unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of Acamar Partners and such opportunity is one Acamar Partners is legally and contractually permitted to undertake and would otherwise be reasonable for Acamar Partners to pursue and the director or officer is permitted to refer that opportunity to Acamar Partners without violating any legal obligation.	The proposed New CarLotz charter recognizes that certain directors, principals, officers, employees and/or other representatives of the stockholders party to the New CarLotz Stockholders Agreement and their affiliates may serve as directors of New CarLotz and may now engage and may continue to engage in the same or similar activities or related lines of business as those in which New CarLotz, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which New CarLotz or any of its affiliates, directly or indirectly, may engage or propose to engage. No such persons shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which New CarLotz or any of its affiliates now engages or proposes to engage or (ii) otherwise competing with New CarLotz or any of its affiliates, and, to the fullest extent permitted by law, no such person shall be liable to New CarLotz or its stockholders or to any affiliate of New CarLotz for breach of any fiduciary duty solely by reason of the fact that such person engages in any such activities. To the fullest extent permitted by law, New CarLotz renounces any interest or expectancy in, or right to be

	Existing Charter	Proposed Charter

offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for such person and New CarLotz or any of its affiliates.
New CarLotz (a) acknowledges that the stockholders party to the New CarLotz Stockholders Agreement are in the business of making investments in, and have or may have investments in, other businesses that may be similar to and that may compete with the businesses of New CarLotz (“Competing Businesses”) and (b) agrees that such parties shall have the unfettered right to make investments in or have relationships with other Competing Businesses independent of their investments in New CarLotz.

Approval of Additional Amendments in Connection with the Merger (Proposal 8)	The Acamar Partners existing charter contains various provisions applicable only to blank check companies and other provisions to be amended as a result of the merger.	The proposed New CarLotz charter will (i) change the combined company’s name to “CarLotz, Inc.” and (ii) remove certain provisions of the Acamar Partners existing charter related to Acamar Partners’ status as a SPAC and make certain related changes. Pursuant to these amendments, Article IX of the Acamar Partners existing charter will not be included in the New CarLotz charter.
Conditioned upon the approval of Proposals 2 through 8, holders of Acamar Partners common stock are also being asked to approve the proposed New CarLotz charter as a whole, which includes the approval of all other changes in the proposed New CarLotz charter in connection with replacing the Acamar Partners existing charter with the proposed New CarLotz charter as of the effective time of the merger (Proposal 9). All stockholders are encouraged to read the proposed New CarLotz charter in its entirety, a copy of which is attached to this proxy statement/prospectus/consent solicitation statement as Annex B.
Reasons for Proposed Charter Amendments
Authorized Shares (Proposal 2)
The Acamar Partners existing charter authorizes 220,000,000 shares, consisting of (a) 215,000,000 shares of common stock, including (i) 200,000,000 shares of Class A common stock and (ii) 15,000,000 shares of Class B common stock, and (b) 5,000,000 shares of preferred stock. Proposal 2 provides that New CarLotz will be authorized to issue 510,000,000 shares, consisting of 500,000,000 shares of Class A common stock and 10,000,000 shares of preferred stock. Upon the conversion of the Acamar Partners Class B common stock to Acamar Partners Class A common stock and the elimination of the blank check provisions in the Acamar Partners existing charter, the Acamar Partners board of directors determined that there was no longer a need to continue with two series of common stock and, therefore, Proposal 2 eliminates the Acamar Partners Class B common stock. Proposal 2 also increases the authorized number of shares because the Acamar Partners board of directors believes that it is important for New CarLotz to have available for issuance a number of authorized shares of New CarLotz common stock and New CarLotz preferred stock sufficient to support New CarLotz’ growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated in this proxy statement/prospectus/consent solicitation statement, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.
The Acamar Partners board of directors believes that these additional shares will provide New CarLotz with needed flexibility to issue shares in the future in a timely manner and under circumstances New CarLotz considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Classification of the Board of Directors (Proposal 3)
The Acamar Partners existing charter provides that the Acamar Partners board of directors is divided into two classes with only one class of directors being elected each year and each class (except those directors appointed prior to Acamar Partners’ first annual meeting of stockholders) serving a two-year term. Proposal 3 provides that the New CarLotz board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. Acamar Partners believes that the classification of the New CarLotz board of directors will encourage experience and leadership stability of New CarLotz following the merger. Acamar Partners also believes that such classification will assure desirable continuity in leadership and policy following the merger.
Director Removal (Proposal 4)
The Acamar Partners existing charter provides that directors can be removed only for cause, by the affirmative vote of the majority of the holders of the outstanding shares of capital stock entitled to elect such director or directors. Proposal 4 provides that, subject to the rights granted to certain stockholders pursuant to the New CarLotz Stockholders Agreement, directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2∕3% of the outstanding shares entitled to vote thereon. Acamar Partners believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Acamar Partners board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New CarLotz common stock following the merger. Acamar Partners further believes that, going forward, a supermajority voting requirement encourages the person seeking control of Acamar Partners to negotiate with the board of directors to reach terms that are appropriate for all stockholders.
Required Vote to Amend the Charter (Proposal 5)
The Acamar Partners existing charter may only be amended with the approval of a majority of outstanding shares of Acamar Partners common stock. In addition, any amendment, modification or repeal of the indemnification provisions of Article VIII of the Acamar Partners existing charter shall not adversely affect any right or protection of a director of Acamar Partners under Article VIII in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. Proposal 5 provides that an affirmative vote by the holders of at least 66 2∕3% of the total voting power of the outstanding shares of New CarLotz stock entitled to vote thereon is required to amend, alter, change or repeal or adopt most charter provisions. Stockholders of New CarLotz common stock are not entitled to vote on any amendment to the New CarLotz Charter that alters or changes the powers, preferences, rights or other terms of solely one or more outstanding series of preferred stock. Acamar Partners believes that supermajority voting requirements are appropriate at this time to protect all New CarLotz stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Acamar Partners board of directors was cognizant of the potential for certain New CarLotz stockholders to hold a substantial beneficial ownership of New CarLotz common stock following the merger. We further believe that, going forward, a supermajority voting requirement encourages the person seeking control of New CarLotz to negotiate with the board of directors to reach terms that are appropriate for all stockholders.
Required Vote to Amend the Bylaws (Proposal 6)
The Acamar Partners existing charter provides that the Acamar Partners bylaws may only be adopted, amended, altered or repealed with the affirmative vote of the majority of the board of directors. The bylaws may also be adopted, amended, altered or repealed by the stockholders of Acamar Partners; provided, however, that in addition to any vote of the holders of any class or series of capital stock of Acamar Partners, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Acamar Partners entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of Acamar Partners to adopt, amend, alter or repeal the bylaws. Proposal 6 provides that an affirmative vote by the holders of at least 66 2∕3% of the total voting power of the outstanding shares entitled to vote is required to amend, alter, change or repeal the bylaws. The ability of the majority of the board of directors to amend the bylaws remains unchanged. Acamar Partners believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Acamar Partners common stock following the merger. Acamar Partners further believes that, going forward, a supermajority voting requirement encourages the person seeking control of New CarLotz to negotiate with the board of directors to reach terms that are appropriate for all stockholders.
Waiver of Corporate Opportunity (Proposal 7)
At present, the Acamar Partners existing charter provides that, to the extent allowed by law, the doctrine of corporate opportunity shall not apply with respect to Acamar Partners or any of its officers or directors, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have. The Acamar Partners existing charter renounces any expectation that any of the directors or officers of Acamar Partners will offer any such corporate opportunity of which he or she may become aware to Acamar Partners. In addition to the foregoing, prior to the consummation of the merger, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of Acamar Partners unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of Acamar Partners and such opportunity is one that Acamar Partners is legally and contractually permitted to undertake and the director or officer is permitted to refer that opportunity to Acamar Partners without violating any legal obligation. Proposal 7 provides that Acamar Partners recognizes that certain directors, principals, officers, employees and/or other representatives of the stockholders party to the New CarLotz Stockholders Agreement and their affiliates may serve as directors of New CarLotz and may now engage and may continue to engage in the same or similar activities or related lines of business as those in which New CarLotz, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which New CarLotz or any of its affiliates, directly or indirectly, may engage or propose to engage. No such persons shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which New CarLotz or any of its affiliates now engages or proposes to engage or (ii) otherwise competing with New CarLotz or any of its affiliates, and, to the fullest extent permitted by law, no such person shall be liable to New CarLotz or its stockholders or to any affiliate of New CarLotz for breach of any fiduciary duty solely by reason of the fact that such person engages in any such activities. To the fullest extent permitted by law, New CarLotz renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for such person and New CarLotz or any of its affiliates.
New CarLotz (a) acknowledges that the stockholders party to the New CarLotz Stockholders Agreement are in the business of making investments in, and have or may have investments in Competing Businesses and (b) agrees that such parties shall have the unfettered right to make investments in or have relationships with other Competing Businesses independent of their investments in New CarLotz. Acamar Partners board of directors believes that this change is appropriate because neither Acamar Partners nor their affiliates should be restricted from investing in or operating similar businesses because Acamar Partners would be unwilling or unable to enter into the business combination without such assurances due to their activities as investors in a wide range of companies.
Approval of Additional Amendments in Connection with the Merger (Proposal 8)
Acamar Partners stockholders are being asked to approve certain additional amendments to the Acamar Partners existing charter to (i) change the combined company’s name to “CarLotz, Inc.” and (ii) remove certain provisions of the Acamar Partners existing charter related to Acamar Partners’ status as a SPAC and make certain related changes. Pursuant to these amendments, Article IX of the Acamar Partners existing charter will not be included in the New CarLotz charter. Article IX of the Acamar Partners existing charter sets forth various provisions related to Acamar Partners’ operations as a SPAC prior to consummation of an initial business combination. Pursuant to Section 9.01 of the Acamar Partners existing charter, the provisions of Article IX that Acamar Partners is proposing to delete are effective only until Acamar Partners consummates its initial business combination, which will be effected by the merger.
Replacement of the Acamar Partners Existing Charter (Proposal 9)
The Acamar Partners existing charter will be amended and replaced in its entirety with the New CarLotz charter. Conditioned on the approval of Proposals 2 through 8, Proposal 9 provides approval for the proposed New CarLotz charter, which includes approval of all other changes in the proposed New CarLotz charter in connection with replacing the Acamar Partners existing charter with the proposed New CarLotz charter as of the effective time of the merger.
Anti-Takeover Effects of the Proposed New CarLotz Charter and Certain Provisions of Delaware Law
The proposed New CarLotz charter will contain and the DGCL contains provisions that are intended to enhance the likelihood of continuity and stability in the composition of the New CarLotz board of directors. These provisions are intended to avoid costly takeover battles, reduce New CarLotz’ vulnerability to a hostile change of control and enhance the ability of the New CarLotz board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New CarLotz. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New CarLotz by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New CarLotz common stock held by New CarLotz stockholders. See “Description of Capital Stock — Anti-Takeover Effects of the New CarLotz Charter and the New CarLotz Bylaws and Certain Provisions of Delaware Law”.
Vote Required for Approval
The affirmative vote of (x) the holders of a majority of the outstanding Founder Shares, voting separately as a single class, and (y) the holders of a majority of the outstanding shares of Acamar Partners common stock, voting together as a single class, are required to approve each of the Charter Proposals. Broker non-votes, abstentions or the failure to vote will have the same effect as a vote “AGAINST” each of the Charter Proposals.
The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected and, by approval of the Charter Proposals, Acamar Partners stockholders are authorizing the Acamar Partners board of directors to abandon the Charter Proposals in the event the merger is not consummated.
The Sponsor and Acamar Partners’ officers and directors have agreed to vote the Founder Shares and any public shares owned by them in favor of each of the Charter Proposals. See “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement” for more information.
A copy of the proposed New CarLotz charter, as will be in effect assuming approval of each of the Charter Proposals and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus/consent solicitation statement as Annex B.

Recommendation of the Acamar Partners Board of Directors
THE ACAMAR PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ACAMAR PARTNERS STOCKHOLDERS VOTE “FOR” EACH OF THE CHARTER PROPOSALS.

PROPOSAL NO. 10 — THE NASDAQ PROPOSAL
Overview
Acamar Partners is proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock) or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
Pursuant to the merger agreement, based on CarLotz’ current capitalization, it is anticipated that Acamar Partners will issue to the CarLotz stockholders as consideration in the merger 68,001,335 shares of Acamar Partners Class A common stock, subject to equitable adjustments as set forth in the merger agreement. The merger agreement also provides for the potential issuance of 7,500,000 additional shares of Acamar Partners Class A common stock (the “Earnout Shares”) subject to certain conditions being met. See the section entitled “The Merger Proposal — The Merger Agreement — Merger Consideration”. Because the number of shares of Acamar Partners common stock anticipated to be issued as consideration in the merger (1) will constitute more than 20% of the outstanding shares of Acamar Partners common stock and more than 20% of the outstanding voting power of Acamar Partners common stock prior to such issuance and (2) will result in a change of control of Acamar Partners, Acamar Partners is required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).
Because shares of Acamar Partners common stock will be issued in exchange for all of the common equity interests of CarLotz, the deemed issuance price of the shares of Acamar Partners Class A common stock may be less than the lower of (i) the closing price immediately preceding the signing of the merger agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the merger agreement. If the Merger Proposal is approved, the issuance of the shares of Acamar Partners Class A common stock will exceed 20% of the shares of Acamar Partners common stock currently outstanding. Because the issuance price may be below the lower of (i) the closing price immediately preceding the signing of the merger agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the merger agreement, the Nasdaq Listing Rules may require that Acamar Partners obtain stockholder approval of the issuance of the shares of Acamar Partners Class A common stock at the consummation of the merger. Therefore, Acamar Partners is requesting stockholder approval for the issuance of the shares of Acamar Partners Class A common stock under the Nasdaq Listing Rules.
In connection with the merger, there will be a PIPE Investment of $125 million. As such, on or about the date of the merger agreement, Acamar Partners entered into Subscription Agreements with the Subscribers for the sale of 12,500,000 shares of Acamar Partners Class A common stock upon the completion of the merger. Because the shares of Acamar Partners Class A common stock issued in connection with the PIPE Investment (1) may be at a price that is less than the lower of (i) the closing price immediately preceding the signing of the merger agreement or (ii) the average closing price of the Acamar Partners Class A common stock for the five trading days immediately preceding the signing of the merger agreement, and (2) will constitute more than 20% of the outstanding shares of Acamar Partners common stock and more than 20% of outstanding voting power of Acamar Partners common stock prior to such issuance, Acamar Partners is required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(d).

If the Nasdaq Proposal is adopted, assuming that 68,001,335 shares of Acamar Partners Class A common stock are issued at Closing as consideration in the merger (which, based on the CarLotz shares and options outstanding as of the date hereof, is comprised of 62,921,154 shares to be issued to CarLotz stockholders and 5,080,181 shares to be issued and reserved as treasury stock to satisfy New CarLotz’ obligations under 5,532,881 New CarLotz options (on a net share settled basis, assuming a price per share of New CarLotz common stock of $10.00)) and excluding shares purchased by such persons in the PIPE Investment, it is anticipated that the CarLotz stockholders will hold 55.4% of the outstanding shares of New CarLotz common stock and the Subscribers will hold 11.0% of the outstanding shares of New CarLotz common stock immediately following completion of the merger. This percentage assumes that no shares of Acamar Partners common stock are redeemed in connection with the merger, does not take into account the Earnout Shares, the Earnout Acquiror RSUs, any options or warrants to purchase New CarLotz common stock that will be outstanding following the merger, or any equity awards that may be issued under the proposed 2020 Plan following the merger.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Acamar Partners Special Meeting. The approval of the Nasdaq Proposal requires the majority of votes cast on this Proposal 10.
Failure to submit a proxy or to vote online during the Acamar Partners Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Nasdaq Proposal.
The merger is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Nasdaq Proposal, if the merger is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.
The Sponsor and Acamar Partners’ officers and directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Nasdaq Proposal. See “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement”.
Recommendation of the Acamar Partners Board of Directors
THE ACAMAR PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ACAMAR PARTNERS STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL NO. 11 — THE INCENTIVE PLAN PROPOSAL
Overview
Acamar Partners is asking its stockholders to approve and adopt the 2020 Incentive Award Plan of CarLotz and the material terms thereunder. On December 21, 2020, the closing price per share of Acamar Partners Class A common stock traded on Nasdaq was $10.35 per share.
The 2020 Plan is described in more detail below. A copy of the 2020 Plan is included in this proxy statement/prospectus/consent solicitation statement as Annex E.
The 2020 Plan
The purpose of the 2020 Plan is to enhance New CarLotz’ ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in New CarLotz and provide a means of recognizing their contributions to its success. Acamar Partners believes that equity awards are necessary to remain competitive in the industry that New CarLotz will operate in following the Closing and are essential in recruiting and retaining the highly qualified service providers who help New CarLotz meet its goals. It is anticipated that approximately 112 employees, directors (up to nine) and consultants of New CarLotz and its affiliates will be eligible to participate in the 2020 Plan following the Closing.
Summary of the 2020 Plan
This section summarizes certain principal features of the 2020 Plan. The summary is qualified in its entirety by reference to the complete text of the 2020 Plan included as Annex E to this proxy statement/prospectus/consent solicitation statement.
Eligibility and Administration
New CarLotz employees, consultants and directors, and employees, consultants and directors of its subsidiaries, will be eligible to receive awards under the 2020 Plan. The 2020 Plan is expected to be administered by the New CarLotz board of directors with respect to awards to non-employee directors and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of New CarLotz directors or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available
The maximum number of shares of New CarLotz common stock initially available for issuance under the 2020 Plan will be equal to 8% of the fully diluted shares of New CarLotz common stock as of the Closing (excluding Earnout Shares and Earnout Acquiror RSUs). The number of shares available for issuance under the 2020 Plan will be automatically increased on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the lesser of (i) 2% of the outstanding shares of New CarLotz common stock on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the New CarLotz board of directors. Notwithstanding the foregoing, the aggregate number of shares of New CarLotz common stock that may be issued in the form of incentive stock options (“ISOs”) will be the same number of shares of New CarLotz common stock available under the 2020 Plan. Awards granted under the 2020 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or shares will not reduce the number of shares authorized for grant under the 2020 Plan. The maximum grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of equity-based awards and any cash-based awards granted to a non-employee director as compensation for services as a non-employee director pursuant to the 2020 Plan during any calendar year is $500,000 in the aggregate.
Shares subject to an award under the 2020 Plan shall, to the extent of any forfeiture, expiration, conversion or cash settlement, again be available for future grants of awards under the 2020 Plan, including if such shares are (i) shares tendered or withheld by New CarLotz in payment of the exercise price of an option, (ii) shares tendered or withheld by New CarLotz to satisfy tax withholding obligations with respect to an award, (iii) shares subject to a stock appreciation right or other stock-settled award (including awards that may be settled in cash or stock) that are not issued in connection with the settlement or exercise, as applicable, of the stock appreciation right or other stock-settled award and (iv) shares purchased on the open market by New CarLotz with the cash proceeds received from the exercise of options, provided that no shares may again be optioned, granted or awarded if such action would cause an ISO to fail to qualify as an incentive stock option under Section 422 of the Code.
Awards
The 2020 Plan provides for the grant of stock options, including ISOs and non-qualified stock options (“NSOs”), restricted shares, dividend equivalents, share payments, restricted share units (“RSUs”), other incentive awards, stock appreciation rights (“SARs”) and cash awards. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards, other than cash awards, generally will be settled in shares of New CarLotz common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
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Stock Options.   Stock options provide for the purchase of shares of New CarLotz common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option for any such stock option granted to a participant subject to taxation in the United States may not be less than 100% of the fair market value of the underlying share of New CarLotz common stock on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years from the date of grant (or five years in the case of ISOs granted to certain significant stockholders).

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SARs.   SARs entitle their holder, upon exercise, to receive from New CarLotz an amount equal to the appreciation of the shares of New CarLotz common stock subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share of New CarLotz common stock on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years from the date of grant.

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Restricted Shares and RSUs.   Restricted shares are awards of nontransferable shares of New CarLotz common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of New CarLotz common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares of New CarLotz common stock underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

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Share Payments, Other Incentive Awards and Cash Awards.   Share payments are awards of fully vested shares of New CarLotz common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of New CarLotz common stock or value metrics related to shares of New CarLotz common stock, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.
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Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of New CarLotz common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting
Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance or other conditions.
Certain Transactions
The plan administrator has broad discretion to take action under the 2020 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting shares of New CarLotz common stock, such as share dividends, share splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with New CarLotz stockholders known as “equity restructurings”, the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a “change in control” of New CarLotz (as defined in the 2020 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. In the event an award continues in effect or is assumed or an equivalent award substituted, and a participant incurs a termination of service without “cause” (as such term is defined in the sole discretion of the plan administrator, or as set forth in the award agreement to such award) upon or within 12 months following a change in control, then such participant shall be fully vested in such continued, assumed or substituted award. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments
The plan administrator may modify award terms, establish subplans or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by New CarLotz to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares of New CarLotz common stock, allow shares of New CarLotz common stock that meet specified conditions to be repurchased, allow a “market sell order” or allow such other consideration as it deems suitable.
Plan Amendment and Termination
The New CarLotz board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in New CarLotz’ capital structure, stockholder approval will be required for any amendment that increases the number of shares of New CarLotz common stock available under the 2020 Plan. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the effective date of the 2020 Plan.
Material U.S. Federal Income Tax Consequences
The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2020 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
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Non-Qualified Stock Options.   If an optionee is granted an NSO under the 2020 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares of New CarLotz common stock acquired on the date of exercise, less the exercise price paid for such shares of New CarLotz common stock. The optionee’s basis in the shares of New CarLotz common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of shares of New CarLotz common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. New CarLotz or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

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Incentive Stock Options.   A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of New CarLotz common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares of New CarLotz common stock acquired upon exercise of an ISO are held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfy the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and New CarLotz will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares of New CarLotz common stock on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. New CarLotz or its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares of New CarLotz common stock acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

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Other Awards.   The current federal income tax consequences of other awards authorized under the 2020 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted shares subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through an election made pursuant to Section 83(b) of the Code); RSUs, dividend equivalents and other share or cash based awards are generally subject to tax at the time of settlement or payment, as applicable. New CarLotz or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code
Certain types of awards under the 2020 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2020 Plan and awards granted under the 2020 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2020 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
New Plan Benefits
New CarLotz expects to grant the named executive officers and certain other employees equity awards under the 2020 Plan, subject to stockholder approval of the 2020 Plan, in connection with the merger.
New CarLotz expects to grant equity awards to Michael W. Bor, John W. Foley II and Daniel A. Valerian, in connection with the merger. These grants will have an aggregate value of $2,000,000, $1,000,000 and $700,000, respectively, in each case equally split between stock options and restricted stock units. New CarLotz expects to grant all executive officers, as a group, a number of equity awards equal to (i) a number of equity awards with an aggregate value of $3,825,000 plus (ii) a number of restricted stock units equal to the sum of (A) 1,321,350 times the excess, if any, of the exercise price of the executives’ options over $10.00 divided by the option exercise price and (B) 86,175, and a number of stock options equal to 1,321,350 minus the number of restricted stock units described in clause (A). For the purpose of options to be granted based on dollar value, such options will be measured based on Black-Scholes values. New CarLotz also expects to adopt a director compensation policy pursuant to which each non-employee director will receive an annual grant of restricted stock units of $135,000, a prorated portion of which will be provided at Closing (with the prorated amount based on the portion of the year between the Closing Date and July 2, 2021).
In addition, in connection with the merger, New CarLotz expects to grant to New CarLotz employees below the executive level an aggregate value of $225,000 in restricted stock units under the 2020 Plan. Other than these awards, the benefits or amounts that may be received or allocated to participants under the 2020 Plan will be determined at the discretion of the plan administrator and are not currently determinable.
The following table sets forth summary information concerning the number of shares of New CarLotz common stock subject to stock options and restricted stock unit grants that have been made under the 2020 Plan to New CarLotz’ named executive officers, other executive officers, directors and employees.
Name and Principal Position(s)	Number of Stock Options	Number of Restricted Stock Units
Michael W. Bor	—	—
Chief Executive Officer
John W. Foley II	—	—
Chief Operating Officer
Daniel A. Valerian	—	—
Chief Technology Officer
All executive officers as a group (8 persons)	—	—
All non-executive directors as a group (7 persons)	—	—
All employees, including all officers who are not executive officers, as a group (95 persons)	—	—
Vote Required for Approval
If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the Acamar Partners Special Meeting. Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of votes cast on this Proposal 11.

Failure to submit a proxy or to vote online during the Acamar Partners Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Incentive Plan Proposal.
The merger is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.
The Sponsor and Acamar Partners’ officers and directors have agreed to vote the Founder Shares and any public shares owned by them in favor of the Incentive Plan Proposal. See “Certain Other Agreements Related to the Merger — Sponsor Letter Agreement”.
Recommendation of the Acamar Partners Board of Directors
THE ACAMAR PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ACAMAR PARTNERS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 12 — THE DIRECTOR ELECTION PROPOSAL
Overview
The Acamar Partners board of directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class (except for those directors appointed prior to Acamar Partners’ first annual meeting of stockholders) serving a two-year term.
Pursuant to the merger agreement and the Charter Proposals, at the Closing, New CarLotz will expand the size of the New CarLotz board of directors from five directors to nine directors, divided into three classes, Class I, Class II and Class III. Pursuant to the merger agreement, Michael W. Bor will be a director on the New CarLotz board of directors. Two directors will be appointed by TRP. Two directors will be appointed by Acamar Partners, one of which shall be independent. Five of the directors will be independent under applicable Nasdaq Listing Rules.
The term of office of the first class of directors, consisting of David R. Mitchell, Luis Ignacio Solorzano Aizpuru and Kimberly H. Sheehy, will expire at New CarLotz’ first annual meeting of stockholders. The term of office of the second class of directors, consisting of Michael W. Bor, Steven G. Carrel and James E. Skinner, will expire at New CarLotz’ second annual meeting of stockholders. The term of office of the third class of directors, consisting of Linda B. Abraham and Sarah M. Kauss, will expire at New CarLotz' third annual meeting of stockholders. It is expected that a third Class III director will be appointed by majority vote of the independent directors within 12 months of the Closing. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. See the section entitled “Management After the Merger” of this proxy statement/prospectus/consent solicitation statement.
If the CarLotz Merger Proposal and each of the other proposals contained in this proxy statement/prospectus/consent solicitation statement upon which the merger is conditioned are approved, each of Acamar Partners’ existing directors will resign from the Acamar Partners board of directors upon the Closing and be replaced by the directors elected pursuant to this Director Election Proposal. See the section entitled “Management After the Merger” of this proxy statement/prospectus/consent solicitation statement.
Vote Required for Approval
Assuming that a quorum is present at the Acamar Partners Special Meeting, directors are elected by a plurality of the votes cast, online during the Acamar Partners Special Meeting or otherwise. This means that the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Accordingly, a stockholder’s failure to vote online during the Acamar Partners Special Meeting or by proxy, a broker non-vote and an abstention will not be considered a “vote cast”, and thus will have no effect on the outcome of this proposal.
The Director Election Proposal is conditioned on the approval and completion of the Business Combination Proposal, the Charter Proposals, the Incentive Plan Proposal and the Nasdaq Proposal. If any of the CarLotz Merger Proposal, the Charter Proposal or the Nasdaq Proposal are not approved, this proposal will have no effect even if approved by Acamar Partners stockholders. Because the Director Election Proposal is a condition to completion of the merger under the merger agreement, if this proposal is not approved by Acamar Partners stockholders, the merger will not occur unless we and CarLotz waive the applicable closing condition.
Recommendation of the Acamar Partners Board of Directors
THE ACAMAR PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ACAMAR PARTNERS STOCKHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 13 — THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Acamar Partners board of directors to adjourn the Acamar Partners Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Acamar Partners Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal or the Director Election Proposal or if holders of Acamar Partners public shares have elected to redeem an amount of public shares such that Acamar Partners would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied. In no event will the Acamar Partners board of directors adjourn the Acamar Partners Special Meeting or consummate the merger beyond the date by which it may properly do so under the Acamar Partners existing charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Acamar Partners stockholders, the Acamar Partners board of directors may not be able to adjourn the Acamar Partners Special Meeting to a later date in the event that there are insufficient votes for the approval of the merger, the Business Combination Proposal, the Charter Proposals, the Nasdaq Proposal, the Incentive Plan Proposal or the Director Election Proposal, or if holders of Acamar Partners public shares have elected to redeem an amount of public shares such that Acamar Partners would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied, and may be unable to consummate the merger. If Acamar Partners does not consummate the merger and fails to complete an initial business combination by the Outside Date (subject to the requirements of law), Acamar Partners will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account (which shall be net of taxes payable, and less $100,000 of interest to pay for dissolution expenses) to the public stockholders.
Vote Required for Approval
Assuming that a quorum is present at the Acamar Partners Special Meeting, the affirmative vote of holders of a majority of the total votes cast on this Proposal 13 is required to approve the Adjournment Proposal. Accordingly, neither an Acamar Partners stockholder’s failure to vote online during the Acamar Partners Special Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast”, and thus will have no effect on the outcome of this proposal.
The merger is not conditioned upon the approval of the Adjournment Proposal.
Recommendation of the Acamar Partners Board of Directors
THE ACAMAR PARTNERS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ACAMAR PARTNERS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT CARLOTZ
Throughout this section, unless otherwise noted, “we”, “us”, “our” and the “Company” refer to CarLotz and its consolidated subsidiaries.
Overview
CarLotz is a leading consignment-to-retail used vehicle marketplace that provides our corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to access the previously unavailable retail sales channel while simultaneously providing buyers with prices that are, on average, below those of traditional dealerships. Our mission is to create the world’s greatest vehicle buying and selling experience. We operate a technology-enabled buying, sourcing and selling model that offers a seamless omni-channel experience and comprehensive selection of vehicles while allowing for a fully contactless end-to-end e-commerce interface that enables no hassle buying and selling. Our proprietary technology provides our corporate vehicle sourcing partners with real-time performance metrics and data analytics along with custom business intelligence reporting that enables price and vehicle triage optimization between the wholesale and retail channels. Through our marketplace model, we generate significant value for both sellers and buyers through price, selection and experience.

COMPELLING VALUE PROPOSITION FOR SELLERS, BUYERS AND CARLOTZ

Value to seller

Seller lists cars via CarLotz

Higher average price to seller

No haggling or negotiating

Monitor your progress along the way

Value to CarLotz

CarLotz serves as a marketplace

Asset-light model

Minimal inventory held, leading to limited capital at risk

Non-competitively sourced inventory

Structurally lower CACs

Increased profits and lower risk

Increased profit by lowering costs, fast inventory turns and growing F&I profits

Value to buyer

Buyer chooses from nationwide inventory

Significant savings

Ease of shopping, financing and closing entirely online

Buying with confidence backed by CarLotz brand

Our Corporate Vehicle Sourcing Partners, Retail Sellers and Customers
We offer our products and services to (i) corporate vehicle sourcing partners, (ii) retail sellers of used vehicles and (iii) retail customers seeking to buy used vehicles.
Corporate Vehicle Sourcing Partners
Our corporate vehicle sourcing partners include fleet leasing companies, rental car companies, banks, captive finance companies, third-party remarketers, wholesalers, companies that manage their own fleets and original equipment manufacturers, or OEMs. We offer our corporate vehicle sourcing partners a pioneering, retail remarketing service that fully integrates with their existing technology platforms. For a per vehicle fee that is either flat, based on a return above a wholesale index or based on a profit share program depending on the partner, we provide our partners with access to the previously unavailable higher value retail market and our suite of custom-built data analytics. For corporate vehicle sourcing partners, our advanced vehicle triage data includes price optimization, custom-built intelligence reporting and asset management, providing them with data driven answers regarding vehicle pricing, condition and maintenance. This fully integrated system gives us improved visibility over our vehicle sourcing supply, vehicle type and the geographic location of our corporate vehicle sourcing partners’ fleets.
Retail Sellers
For individuals who are our retail sellers, we offer a hassle-free selling experience while allowing them to generate, on average, $1,000 more for their vehicle, net of all fees and expenses, than when utilizing the alternative wholesale sales channel (i.e., auction, trade-in, etc.) and stay fully informed by tracking the sale process through our easy to navigate online portal. While individual sellers have always had the option of trading in their vehicle or selling it in the peer-to-peer marketplace, we give them access to a true, omni-channel retail marketplace with nationwide coverage. For a flat fee, our experienced CarLotz teammates will advertise, merchandise and ultimately sell their vehicle through our national marketplace. On average, the entire process is completed within 30 to 45 days and our retail sellers completely avoid time-consuming interactions and negotiations with potential buyers.
Retail Customers
We offer our retail customers a hassle-free vehicle buying experience at prices generally lower than our competitors. Buyers can browse our extensive, and growing, inventory online through our website or at our locations as well as select from our fully integrated finance and insurance products with relative ease. We put our buyers in control of the sale, allowing them to choose, at any point in the process, if they want to interact in-person or use our full suite of fully on-line, touchless, paperless and hassle-free e-commerce tools. This fully omni-channel sales model means that once a potential customer begins the vehicle selection process, they can seamlessly move between our in-person and online options at every step of the transaction. For example, a customer could select their vehicle and financing options online, visit one of our hubs to meet our friendly Sales Coaches and test drive the car, with the transaction being finalized from their home with a scheduled delivery of their car. Unlike traditional dealerships, we use non-commissioned Sales Coaches to help buyers with vehicle selection. Once a vehicle is selected, either online or in-person, a buyer can navigate through the entire buying process in minutes, not hours. The end result is that we reduce our overhead and inventory costs, while cost savings are passed on to our buyers. This process allows our buyers to pay, on average, significantly below traditional dealership prices.
CarLotz: A true marketplace business
Our Marketplace
We believe our marketplace model drives higher returns relative to our competition. Through the industry’s only consignment-to-retail sales model, CarLotz is able to obtain non-competitively sourced inventory to sell, with little to no capital tied up or at risk. Following an initial ramp-up period following the opening of our hubs, consigned vehicles generally represent on average approximately 75% of our vehicle inventory, with approximately 60% of our total vehicle inventory originating from our growing relationships with corporate vehicle sourcing partners. During initial ramp-up, we have a higher portion of purchased vehicles to ensure a well-stocked inventory.
Our Retail Hubs

Founded in 2011, CarLotz currently operates eight retail hub locations. Initially launched in the Mid-Atlantic region, CarLotz has since expanded to the Southeast, Southcentral and Midwest regions of the United States. Our current facilities are located in the following cities:
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Midlothian, VA (opened in 2011)

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Richmond, VA (2012)

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Chesapeake, VA (2012)

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Greensboro, NC (2016)

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Charlotte, NC (2016)

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Tampa, FL (2018)

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Chicago, IL (2018)

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San Antonio, TX (2018)

Our hubs act as both physical showrooms with predictable retail sales volumes and as consignment centers where we can source, process and recondition newly acquired inventory. Our ability to source inventory through these locations is important to our asset-light business model. At these hubs, our vehicles undergo an extensive 133-point inspection and reconditioning in preparation for resale. Our hubs are more than just locations to buy, sell and repair vehicles in preparation for resale but are also crucial to the information and data-analytics that we make available to our corporate vehicle sourcing partners and retail customers. With experience from our initial locations, we have learned how to scale our hub and processing operations to drive efficiencies. As we continue to grow our physical and online footprint, these hubs and the vast amount of information they provide will continue to be an important source of value to our buyers, sellers and our business model.
Our Technology
For our corporate vehicle sourcing partners, we have developed proprietary technology that integrates with their internal systems and supports every step in the consignment, reconditioning and sales process. For our retail buyers, we have developed a fully digital, end-to-end e-commerce platform that includes every step in the vehicle selection, financing and check-out process. To supplement these systems, we have developed custom-built data analytics tools that provide real time information to our corporate vehicle sourcing partners, retail sellers, retail buyers and ourselves. Using this technology, we are able to lower the days-to-sale while assisting sellers to receive higher vehicle values and track every step of the sales process. For our retail buyers, we offer a fully digital and hassle-free process that offers our full range of services, from vehicle selection to at home, touchless delivery, as we continue to expand our technological solutions. Our strategy is to roll out a fully integrated mobile application while continuing to expand our digital car buying platform.
Our Industry and Market Opportunity
The U.S. used vehicle market is very large and fragmented and ripe for disruption due to its high degree of customer dissatisfaction, limited e-commerce penetration and changing consumer buying patterns.
The U.S. Used Vehicle Market is Massive, Fragmented and Supports Multiple Winners.   The U.S. used vehicle market is the largest consumer product category in the United States, generating approximately $841 billion in sales from approximately 42 million units in 2019, according to Edmunds Used Vehicle Report 2019. There are over 42,000 automotive dealers and millions of peer-to-peer transactions across the United States each year, representing approximately 50% of all used vehicle sales (according to Manheim 2018 Used Car Market Report & Outlook). The largest U.S. used vehicle dealer had less than 2% market share in 2019. For comparison, CarLotz currently represents 0.02% of U.S. used car sales by volume.
Traditional used vehicle dealerships are ripe for service-focused disruptors.   The traditional used vehicle buying process suffers from poor customer experience as evidenced by the low NPS score of traditional automotive retailers (auto retailers averaging an NPS score of 7) as well as the lack of transparency, safety and logistics considerations inherent to the peer-to-peer market. Existing traditional used vehicle dealerships are notorious for high-pressure sales tactics, limited inventory selection and lack of transparent pricing. The peer-to-peer market is unlike a traditional retailer due to its lack of financing or warranty options, lack of verified vehicle condition and lack of secure payment methods. With these considerations in mind, consumers are inherently drawn to new entrants in the space that are focused on the customer experience.
Limited yet rapidly increasing e-commerce penetration in the U.S.   The used automotive market has one of the lowest e-commerce penetration levels relating to a consumer product, representing less than 1% share of all used automotive sales in 2019. Yet at the same time, 97% of customer automotive purchases involve online research and 82% of the population uses an online third-party website for car shopping, displaying the growing reliability on online sources. There is a clear growing consumer acceptance around vehicle e-commerce adoption. In a recent survey, 61% of respondents expressed a preference for contactless services and 62% were more likely to complete the purchase steps for a vehicle online.
Increasing reliance on personal vehicles and car ownership.   Since the beginning of the COVID-19 pandemic, both economically-conscious consumers and those focused on health and safety by avoiding public transportation and ride-sharing services have pivoted towards personal vehicles and car ownership. Although the ultimate impact of COVID-19 remains uncertain, recent surveys found that 55% of those surveyed are actively considering buying a car and 67% reported an increased reliance on personal vehicles. Furthermore, 60% of those surveyed were open to buying a car online as compared to 32% prior to the pandemic. Although we can provide no assurance that we will not see further negative impacts from the pandemic and related economic recession, we feel confident that these changing consumer preferences are permanent and will result in positive medium and long-term trends for our business.
Heightened demand for used cars, coupled with a low interest rate environment and shortages in new vehicle inventory, are increasing used vehicle pricing.   Manufacturing shutdowns due to the COVID-19 pandemic as well as increasing reliance on personal vehicles has contributed to shortages of new vehicle inventory, increasing demand and pricing for used vehicles. As near-term new vehicle supply shortages subside, we continue to believe that lower long-term interest rates and the consumer focus on incremental savings in purchasing used cars compared to new vehicles will continue to support strong demand and pricing for the used automotive industry.
Growing mix of pick-ups and SUVs where CarLotz has an inventory advantage.   Our focus is on the largest and most profitable market segments in the industry where we retain an outsized inventory mix in these categories compared to our e-commerce peers. We closely match the industry vehicle mix among cars, SUVs, pick-up trucks and vans, with a slight bias towards pick-up trucks and vans, which represent the most profitable and fastest growing segments. Of all new vehicle sales, 70% are pick-up trucks and SUVs, which will enter the used vehicle market increasingly over time. Our peers focus less on these vehicles given their higher average reconditioning costs compared to sedans. The following table shows the percentage of our vehicles that are pick-up trucks and vans as compared to our closest competitors:

(1)
Data as of August 10, 2020. Used vehicles industry based off Manheim auction sales mix.

Note: Manheim segments include: compact cars, midsize cars, luxury cars, pickups, SUV/CUV and vans.
Note: Consumer preferences data based on June 2020 Cars.com, CarGurus and Autotrader survey.
Our Key Strengths
We believe that we are well-positioned to benefit from these industry dynamics due to the following key strengths:
Pioneering vehicle sourcing, buying and selling platform
We have pioneered a scalable end-to-end e-commerce platform for buying, sourcing and selling vehicles that allows both our corporate vehicle sourcing partners and retail sellers to capture more value for their vehicles by accessing the previously unavailable retail sales channel.
Proprietary technological solutions
Our technology platform offers customizable business intelligence reporting and data-analytics that integrate directly with our corporate vehicle sourcing partners’ internal systems. This provides our partners with real-time performance metrics, which helps with price optimization and vehicle fleet management. At the same time, we can optimize our vehicle sourcing by tracking inventory.
Fully omni-channel buying experience
We empower our customers to control their vehicle buying process by allowing them to seamlessly move between our in-person and online buying options at each step of the transaction, from vehicle selection, to financing, to closing the deal.
Superior unit economics and capital efficiency
Our asset-light inventory sourcing model allows us to source 90% of our vehicles through non-competitive channels, which leads to limited capital risk and best-in-class unit economics with multiples that represent a meaningful discount to key peers. Our model has generally allowed us to have lower customer acquisition costs and investment in at-risk inventory while at the same time boasting higher contribution margin per unit than most of our competitors.

Focus on the most profitable segment of the used vehicle market
We focus on the largest and most profitable segments of the used car market. Generally, used cars that are six to 10 years old account for over half of all sales, followed by cars in the three- to five-year range, which account for an additional quarter of all sales. Over 75% of our sales are cars aged four or more years, which is considerably higher than the age of cars offered by our primary competitors. We closely match the industry vehicle mix among cars, SUVs, pick-up trucks and vans, with a slight bias towards pick-up trucks and vans, which represent the most profitable and fastest growing segments. We expect to continue seeing retail sales price increases, which are driven by our favorable used car mix and robust used car market dynamics.
Solid foundation with tremendous growth opportunity from additional investment
Our eight existing hubs serve as our sales, sourcing and processing centers. These hubs are a model for our national expansion efforts. With additional investment in new hubs, our strategy is to expand our inventory sourcing and reconditioning, further penetrate our existing accounts and leverage our national footprint to access new corporate vehicle sourcing accounts and the public generally, while improving our market share in consigned vehicles.
Visionary leadership team and strong corporate culture
We are led by a visionary founder who is passionate about the Company and a highly capable management team with deep automotive, sales and financial experience. The CarLotz culture is built on the pillars of (i) customer service — providing a world-class guest experience, (ii) integrity — delivering on promises and treating everyone with respect, (iii) transparency — believing that buyers and sellers should see the whole chessboard and both walk away winners and (iv) fun — passion to have fun with the team and guests. These cultural pillars are the foundation of our success.
Our Strategy
We have an interconnected and executable growth strategy centered on (i) geographic expansion, (ii) further penetration of existing accounts and key vehicle channels, (iii) innovation and expansion of technological leadership, (iv) investments in additional reconditioning capacity, (v) addition of new corporate vehicle sourcing accounts, (vi) investment in brand and tactical marketing and (vii) increased service offerings and price optimization.
With a solid, profitable foundation, additional capital investments will enable us to accelerate our expansion into identified new locations and our investments in new technology. At the core of our growth strategy is our plan to develop a nationwide hub footprint during the next five years. CarLotz has grown from a single hub founded in 2011 to eight hubs today, extending geographically from the Mid-Atlantic region to the Southeast, Southcentral and Midwest regions of the continental United States with three hubs in those markets added in 2018. As part of our expansion efforts, our strategy is to invest in an improved logistics and distribution network, vehicle sourcing and marketing and consumer vehicle purchase marketing. The merger transaction is expected to fund our expansion and growth initiatives, including investments in core technology and hub opening capital expenditures.
Expansion Into New Geographic Markets
We actively monitor attractive markets to evaluate whether it is a desirable market to invest in, and if so, our real estate team will scout for an available hub location. In identifying a specific hub location, we focus on highly concentrated or growing demographic areas and attractive start-up costs. Our hubs typically service a geographic area of around 300 miles, while some of our commercial accounts expand our coverage up to 1,000 miles, based on available inventory type.
The opening of new hub locations in Tampa and Chicago in 2018 highlight our ability to cost-effectively enter new markets and quickly achieve profitability. In Tampa, start-up costs prior to our first sale were less than $100,000, the location had its first sale four months after lease signing and the facility became profitable within 20 months. In Chicago, start-up costs prior to our first sale were approximately $150,000, the location had its first sale three months after lease signing and was profitable within 12 months.
Our real estate team has identified our first set of hub locations, in furtherance of our strategy of opening more than 10 new hubs in 2021 and more than 40 hubs by the end of 2023. We actively continue to monitor new markets and look to identify locations where we can establish quickly, typically within three to five months from the time we sign a lease to our first sale, and initial investment of approximately $750,000 or less. We focus on urban areas with high visibility locations around established automotive dealerships where we believe our model can scale quickly. Once a hub location has been selected, we look to recruit six to eight people to operate the new location along with a team from established locations to ensure a successful launch. As part of our current expansion, we are focused on locations that are more geographically distant from our current hubs, which will allow us to better serve our national corporate vehicle sourcing partners and add new accounts in locations where we do not yet have a physical presence.
We believe an expanded footprint will enable us to increase our vehicle sales and further penetrate our national corporate vehicle sourcing partners while also attracting new corporate vehicle sourcing accounts that were previously unavailable due to our geographic limitations. Consistent with precedent openings, we generally expect these key growth hubs to be EBITDA positive within two years of operations, driven by improving gross profits per unit and higher contribution from corporate vehicle sourcing partners. We currently expect to invest $21 million over the two years following completion of the merger as we expand to a true national model. As we increase the number of retail hubs, we expect to raise service levels, enabling increased per vehicle economics.
Further Penetration of Existing Accounts and Key Vehicle Channels
We believe that we can benefit from significant untapped opportunities with existing corporate vehicle sourcing partners and that our growing footprint will allow us to better serve our national accounts. Many of our existing partners still sell less than 5% of their vehicles through the retail channel as they typically are (i) still integrating retail remarketing into their programs, (ii) gaining further comfort with the expanding vehicle types, quality and condition available in the retail market and (iii) waiting for our hubs to be opened in key markets where their vehicles are turned in. We have a significant opportunity to further strengthen our relationships with these existing corporate vehicle sourcing partners. As retail remarketing continues to develop as a more established alternative and as CarLotz expands to service buyers and sellers nationwide, we anticipate substantial growth with our existing commercial sellers.
Innovation and Expanded Technological Leadership
We are constantly reviewing our technology platform in furtherance of our strategy to leverage our existing technological leadership through our end-to-end e-commerce platform designed to continually enhance both the car buying and selling experience, while providing insightful data analytics in real time. We expect our integrated mobile application to provide a seamless shopping experience while allowing CarLotz to source more vehicles from corporate vehicle sourcing partners and retail sellers. The scalable nature of this mobile, fully integrated, sourcing partner and customer experience will allow us to further leverage our expanding hub network and establish a larger footprint as we continue to grow our business. Our multi-platform compatible user interface enables anyone, anywhere to access our suite of products and become a vehicle consignor or satisfied customer. Over the next two years, we plan to further invest significantly in our core suite of technology to enhance the buyer and seller experience, improve our B2B vehicle sourcing and expand our business intelligence capabilities with increased machine learning and artificial intelligence. In addition, we plan to invest significant amounts for various retail and processing enhancements, the commercialization of our proprietary technology solutions for our corporate vehicle sourcing partners, and the creation of industry technology standards for retail remarketing communication and marketplace analytics.
Investments in Hubs and Technology Enhance Our Processing Capacity and Efficiency
Our processing centers allow us to add value by efficiently reconditioning vehicles and quickly moving them to market. Our processing centers support the reconditioning fees charged to our corporate vehicle sourcing partners and retail sellers in preparation of the vehicle for sale. Improving efficiencies in our vehicle processing, especially in our technology platforms capable of interfacing directly with our corporate vehicle sourcing partners, enhances our reputation and brand and improves volume and revenue generation. All of the cars we sell undergo a rigorous 133-point inspection, which ensures that the cars we sell meet our safety, reliability and physical appearance standards. Our reconditioning program is driven by years of expertise and allows us to cost-effectively repair, enhance and process a large number of vehicles. These processing centers are much more than simply vehicle repair and reconditioning service centers, they are crucial to the information and data-analytics that have made our model successful. Many of our sellers are also corporate vehicle sourcing partners and the information we gather during processing, such as mechanical failures, brake pad condition and cosmetic damage, allows them to better manage their current and future vehicle fleets and make more informed selling decisions.
As we scale our business, our plan is to invest in increased processing capacity. In addition to achieving cost savings and operational efficiencies, we aim to lower our days to sale. Going forward, we plan to make capital investments in additional processing centers by leveraging our data analytics and deep industry experience and taking into account a combination of factors, including proximity to buyers and sellers, transportation costs, access to inbound inventory and sustainable low-cost labor. All of these initiatives are designed to lower reconditioning costs per unit and thereby improve per unit economics.
Addition of New Corporate Vehicle Sourcing Accounts
We plan to leverage our national footprint in order to access new corporate vehicle sourcing partners, which may not have been accessible to the Company in the past due to geographic limitations. We believe there is substantial opportunity for consignments from corporate vehicle sourcing partners given the size of the total remarketing volume. Our potential vehicle sources include large corporate accounts that do not currently use our services. Additional vehicle volume from new accounts would allow us to improve our consigned vehicle market share at new and existing locations.
Investment in Brand and Tactical Marketing
To date, we have built our brand with a relatively limited marketing budget of less than $4 million annually, targeting local audiences with radio, digital and out-of-home advertising, such as billboards. With the additional capital we expect to raise in this transaction, we intend to ramp up our local advertising and begin to focus on a more national audience. Our plan includes analytics-driven, targeted marketing investments to accelerate growth while being accretive to margins, involving a budget of approximately $15 million for marketing that will focus on local advertising efforts and a nationwide campaign to expand our market reach and enhance our brand. We will also invest in a professional team that will be dedicated to developing and implementing our marketing strategy. With improved awareness of our brand and our services, we plan to identify, attract and convert new sourcing partners at optimized cost.
Increased Service Offerings and Price Optimization
As we further develop the CarLotz brand, we believe our enhanced platform will support increased fees and optimized vehicle pricing. We plan to enhance our service offerings to not only generate additional profit per vehicle but also to better serve our sellers and buyers. We believe that additional investment in targeted areas will support increased fees, gross profit per vehicle and overall lift by improving our days-to-sale and vehicle pricing. Areas of potential further investment in service offerings include (i) expansion of existing and new F&I products to cover appearance, roadside assistance, key insurance and wheel and tire protection, (ii) expansion of our digital wholesale remarketing alternatives for corporate vehicle sourcing partners by building an in-house wholesale vehicle market for those vehicles that we do not sell through our retail channel, and (iii) further development of a front-end digital solution to source more vehicles from consumers.
Marketing
Our current marketing plan revolves around targeted advertising in the geographic locations where we already have established hubs. When we enter a new market, we develop a locally-focused advertising plan to build our brand recognition and awareness. We focus on digital marketing, which we optimize for search engine results, as well as radio and out-of-home advertising. As we gain a foothold in new markets, we also rely on word of mouth praise and referrals from satisfied customers to further drive additional growth. Over time, these strategies allow us to identify, attract and convert new sourcing partners at a lower cost than many of our competitors. As part of our national expansion strategy, we plan to recruit an experienced chief marketing officer, significantly expand our marketing budget and engage in more sophisticated forms of marketing.
Technology
We have developed proprietary technology with an end-to-end e-commerce platform that improves the experience for both sellers and buyers. Our B2B portal and integration framework support the assignment, re-conditioning, sale and remittance of vehicles from our corporate vehicle sourcing partners. In addition, our custom-built automotive ERP integrates all technology with business analytics, AI and machine learning, workflow management, user and data security and content delivery platforms. This allows us to expand our competitive moat through higher returns, lower days-to-sell and deep technology integration for corporate vehicle sourcing partners.
Our proprietary application includes a suite of features tailored to create significant value for both buyers and sellers with tools for photographing, documenting and transmitting vehicle information. This includes a proprietary custom-built vehicle retailing and wholesaling platform that creates and verifies all documents for the purchase, sale and financing over the web or in-hub. This combines our proprietary algorithms with artificial intelligence to select, price and determine the best retail location for all vehicles. Our technology offers a custom system for managing customer leads, scheduling appointments and test drives from our applications and websites as well as from third party providers.
Seasonality
Used vehicle sales experience seasonality with sales peaking late in the first calendar quarter of each year and diminishing through the rest of the year, with the lowest relative level of vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our overall sales patterns to date have not reflected the general seasonality of the used vehicle industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicle prices depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. Historically, this has led our gross profit per unit to be higher on average in the first half of each year than in the second half of the year. It is not clear at this time whether seasonal trends will be affected by the impact of the COVID-19 pandemic.
Intellectual Property
The protection of our technology and other intellectual property is an important aspect of our business. We seek to protect our intellectual property (including our technology and confidential information) through a combination of trademark, trade secret and copyright law, as well as contractual commitments and security procedures. We generally require certain of our employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements. We regularly review our technology development efforts and branding strategy to identify and assess the protection of new intellectual property. We own certain trademarks important to our business, such as the CarLotz trademark.
We currently hold rights to the “CarLotz.com” Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name CarLotz or are otherwise relevant to or descriptive of our business.
While software can be protected under copyright law, we have chosen to rely primarily on trade secret law in order to protect our proprietary software and have chosen not to register any copyrights in these works. In the United States, copyright must be registered in order to enforce certain rights. Therefore, the remedies and damages available to us for unauthorized use of our software may be limited.

Intellectual property laws, contractual commitments and security procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, trade secrets, know-how and other proprietary materials may be independently developed by our competitors or revealed to the public or our competitors and no longer provide protection for the related intellectual property. In addition, intellectual property laws vary from country to country, and we have not sought trademark registrations outside of the United States. We may therefore be unable to protect certain of our proprietary technology, brands or other intellectual property in other jurisdictions.
Government Regulation
Our business is and will continue to be subject to U.S. federal, state and local laws and regulations. The advertising, sale, purchase, financing and transportation of used vehicles is regulated by every state in which we operate and by the U.S. federal government. We also are subject to state laws related to titling and registration and wholesale vehicle sales, and our sale of value-added products is subject to state licensing requirements, as well as federal and state consumer protection laws. These laws can vary from state to state. The applicability of these regulatory and legal compliance obligations to our e-commerce business depends on evolving interpretations of these laws and regulations and how our operations are, or are not, subject to them, and we may face regulatory action if regulators believe that we are not in compliance with such obligations.
In addition, we are subject to regulations and laws specifically governing the internet and e-commerce and regulations and laws governing the collection, storage and use of personal information and other customer data. We are also subject to federal and state consumer protection laws, including the Equal Credit Opportunities Act and prohibitions against unfair or deceptive acts or practices. The federal governmental agencies that regulate our business and have the authority to enforce such regulations and laws against us include the FTC, the Department of Transportation, the Occupational Health and Safety Administration, the Department of Justice, the Federal Communications Commission and the Consumer Finance Protection Bureau. For example, the FTC has jurisdiction to investigate and enforce our compliance with certain consumer protection laws and has brought enforcement actions against auto dealers relating to a broad range of practices, including the sale and financing of value-added or add-on products and the collection, storage and use of consumer personal information. Additionally, we are subject to regulation by individual state dealer licensing authorities, state consumer protection agencies and state financial regulatory agencies. We also are subject to audit by such state regulatory authorities.
State dealer licensing authorities regulate the purchase and sale of used vehicles and add-on products, including financing, by dealers within their respective states. We are licensed as a dealer in Virginia, North Carolina, Florida, Illinois and Texas, and all of our transactions are conducted under our respective state licenses.
Some states regulate retail installment sales, including setting a maximum interest rate, caps on certain fees or maximum amounts financed. In addition, certain states require that retail installment sellers file a notice of intent or have a sales finance license or an installment sellers license in order to solicit or originate installment sales in that state. All vehicle sale transactions and applicable retail installment financings are conducted under our eight dealer licenses. As we seek to expand our operations and presence into other states, we may be required to obtain additional finance or other licenses, and we may not be able to obtain such licenses within the timeframe we expect or at all.
In addition to these laws and regulations that apply specifically to the sale and financing of used vehicles, our facilities and business operations are subject to laws and regulations relating to environmental protection, occupational health and safety, and other broadly applicable business regulations. We also are subject to laws and regulations involving taxes, tariffs, privacy and data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information-reporting requirements, unencumbered internet access to our platform, the design and operation of websites and internet neutrality. After the closing of the merger, we will also be subject to laws and regulations affecting public companies, including securities laws and exchange listing rules.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors — Risks Related to CarLotz’ Business”.
Competition
The used vehicle market in the United States is highly competitive and fragmented. There are over 42,000 used vehicle dealers nationwide as well as a large number of transactions occurring in the peer-to-peer market. Competitors in the used vehicle market include:
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traditional used vehicle dealerships, including those that may increase investment in their technology and infrastructure in order to compete directly with our omni-channel consignment-to-retail model;

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large national car dealers, such as CarMax and AutoNation, which are expanding into online sales, including omni-channel offerings;

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on-line and physical auction businesses, such as ADESA, Manheim, ACV, BackLotCars, TradeRev and several smaller independent auctions that compete with us for the supply of our vehicles;

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sales by rental car companies directly to consumers of used vehicles that were previously utilized in rental fleets, such as Hertz Car Sales and Enterprise Car Sales;

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car dealers or marketplaces with e-commerce business or online platforms such as Carvana, Vroom and Shift; and

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the peer-to-peer market, utilizing sites as Facebook, Craiglist.com, eBay Motors and Nextdoor.com.

Our hybrid model offers the highest level of service, online or in-person. Buyers are not forced to decide how they want to interact with our platform before deciding to shop. Instead they have the option of switching back and forth between online and in person as they choose. Our non-commissioned sales model means that buyers feel comfortable asking for personal assistance when they want and trust that the Sales Coach who assists them is not motivated to do anything more than provide exceptional service. And because we source non-competitive inventory, our vehicle prices are, on average, up to $1,000 less than traditional dealership prices, while our asset-light approach leaves CarLotz with limited risk.
Insurance
We maintain insurance policies to cover directors’ and officers’ liability, fiduciary, crime, property, workers’ compensation, automobile, general liability and umbrella insurance in each of the states that we have operations.
All of our insurance policies are with third-party carriers with financial ratings of A or better. We and our insurance broker regularly review our insurance policies and believe the premiums, deductibles, coverage limits and scope of coverage under such policies are reasonable and appropriate for our business.
Employees
As of September 30, 2020, we had approximately 103 teammates, 101 of which were full-time employees and 2 of which were part-time employees. All of our teammates are paid via W-2 and none of our employees are represented by a labor union. We have a good relationship with our employees and have not experienced any interruptions of operations due to labor disagreements.
Facilities
Our corporate headquarters is located in Richmond, Virginia. This location consists of approximately 5,463 square feet of office space under a lease that expires May 1, 2023. We also use this facility for finance and accounting, legal, talent management, technology, marketing, inventory, sales and other administrative functions.
We operate eight hubs throughout the Mid-Atlantic, Southeast, Southcentral and Midwest regions. Our first hub, in Midlothian, Virginia, consists of 3,200 square feet of space under a lease that expires in

November 2024. Our Richmond, Virginia hub consists of 800 square feet under a lease that expires in August 2024. Our Chesapeake, Virginia hub consists of 1,800 square feet under a lease that expires in October 2024. Our Greensboro, North Carolina hub consists of approximately 2,200 square feet under a lease that expires in January 2026. Our Monroe (Charlotte), North Carolina hub consists of approximately 11,000 square feet under a lease that expires in May 2024. Our Tampa, Florida hub consists of approximately 10,900 square feet under a lease that expires in October 2027. Our Downers Grove (Chicago), Illinois hub consists of approximately 29,000 square feet under a lease that expires in March 2023. Our San Antonio, Texas hub consists of approximately 22,000 square feet under a lease that expires in April 2023. Our hubs in San Antonio, Downers Grove, Tampa, Greensboro and Monroe have integrated processing centers.
Legal Proceedings
From time to time, we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal incident of the nature and kind of business in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

CARLOTZ’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of CarLotz’ consolidated results of operations and financial condition. The discussion should be read in conjunction with “Selected Historical Consolidated Financial Data of CarLotz” and CarLotz’ consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus/consent solicitation statement. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this “CarLotz’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our” and the “Company” are intended to mean the business and operations of CarLotz, Inc. and its consolidated subsidiaries.
Overview
CarLotz is a leading consignment-to-retail used vehicle marketplace that provides our corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to access the previously unavailable retail sales channel while simultaneously providing buyers with prices that are, on average, below those of traditional dealerships. Our mission is to create the world’s greatest vehicle buying and selling experience. We operate a technology-enabled buying, sourcing and selling model that offers a seamless omni-channel experience and comprehensive selection of vehicles while allowing for a fully contactless end-to-end e-commerce interface that enables no hassle buying and selling. Our proprietary technology provides our corporate vehicle sourcing partners with real-time performance metrics and data analytics along with custom business intelligence reporting that enables price and vehicle triage optimization between the wholesale and retail channels. Through our marketplace model, we generate significant value for both sellers and buyers through price, selection and experience.
We offer our products and services to (i) corporate vehicle sourcing partners, (ii) retail sellers of used vehicles and (iii) retail customers seeking to buy used vehicles. Our corporate vehicle sourcing partners include fleet leasing companies, rental car companies, banks, captive finance companies, third-party remarketers, wholesalers, corporations managing their own fleets and OEMs. We offer our corporate vehicle sourcing partners a pioneering, retail remarketing service that fully integrates with their existing technology platforms. For individuals who are our retail sellers, we offer a hassle-free selling experience while allowing them to generate, on average, $1,000 more for their vehicle, net of all fees and expenses, than when utilizing the alternative wholesale sales channel and stay fully informed by tracking the sale process through our easy to navigate online portal. We offer our retail customers a hassle-free vehicle buying experience at prices generally lower than our competitors. Buyers can browse our extensive, and growing, inventory online through our website or at our locations as well as select from our fully integrated financing and insurance products with ease.
We believe our marketplace model drives higher returns relative to our competition. Through the industry’s only consignment-to-retail sales model, CarLotz is able to obtain non-competitively sourced inventory to sell, with little to no capital tied up or at risk. Consigned vehicles represent on average approximately 75% of our vehicle inventory at our hubs after an initial ramp-up period following the opening of a new hub during which we have a higher portion of purchased vehicles to ensure a well-stocked inventory, with approximately 60% of our total vehicles sales originating from our growing relationships with corporate vehicle sourcing partners.
Founded in 2011, CarLotz currently operates eight retail hub locations in the U.S., initially launched in the Mid-Atlantic region and since expanded to the Southeast, Southcentral and Midwest regions of the United States. Our current facilities are located in Midlothian, Richmond and Chesapeake, VA, Greensboro and Charlotte, NC, Tampa, FL, Chicago, IL and San Antonio, TX.
Our hubs act as both physical showrooms with predictable retail sales volumes and as consignment centers where we can source, process and recondition newly acquired inventory. Our ability to source inventory through these locations is important to our asset-light business model. At these hubs, our vehicles undergo an extensive 133-point inspection and reconditioning in preparation for resale. Our hubs are more than just locations to buy, sell and repair vehicles and are crucial to the information and data-analytics that we make available to our corporate vehicle sourcing partners and retail customers. With experience from our initial locations, we have learned how to scale our hub and processing operations to drive efficiencies. As we continue to grow our physical and online footprint, these hubs and the vast amount of information they provide will continue to be an important source of value to our buyers, sellers and our business model.
For our corporate vehicle sourcing partners, we have developed proprietary technology that integrates with their internal systems and supports every step in the consignment, reconditioning and sales process. For our retail buyers, we have developed a fully digital, end-to-end e-commerce platform that includes every step in the vehicle selection, financing and check-out process. To supplement these systems, we have developed custom-built data analytics tools that provide real time information to our corporate vehicle sourcing partners, retail sellers, retail buyers and ourselves. Using this technology, we are able to lower the days-to-sale while assisting sellers to receive higher vehicle values and track every step of the sales process. For our retail buyers, we offer a fully digital and hassle-free process that offers our full range of services, from vehicle selection to at home, touchless delivery, as we continue to expand our technological solutions. Our strategy is to roll out a fully integrated mobile application while continuing to expand our digital car buying platform.
Revenue Generation
CarLotz generates a significant majority of its revenue from contracts with customers related to the sales of vehicles. We sell used vehicles to our retail customers from our hubs in various cities. Consigned vehicles represent on average approximately 75% of our vehicle inventory at our hubs after an initial ramp-up period following the opening of a new hub during which we have a higher portion of purchased vehicles to ensure a well-stocked inventory. Customers also frequently trade-in their existing vehicle to apply toward the transaction price of a used vehicle, for which we generate revenue on the sale of a used vehicle to the customer trading-in their vehicle and on the traded-in vehicle when it is sold to a new owner. We also sell vehicles to wholesalers or other dealers, primarily at auctions, generally for vehicles acquired via trade-in or vehicles acquired via consignment that do not meet our quality standards for sale to retail customers or that remain unsold at the end of the consignment period. CarLotz also generates revenue from providing retail vehicle buyers with options for financing, insurance and extended warranties. CarLotz also offers retail vehicle customers with the option to lease a vehicle, in which case we obtain an operating lease from a third party lessor and enter into a corresponding operating lease with our customer at a higher interest rate, from which generate revenue on the spread between such interest rates. Our revenue for the nine months ended September 30, 2020 and 2019 was $81.6 million and $76.1 million, respectively. Our revenue for the years ended December 31, 2019, 2018 and 2017 was $102.5 million, $58.4 million and $44.1 million, respectively. Our strategy is to generate significant growth going forward by expanding into new geographic markets, innovating and expanding our technological leadership, further penetrating existing accounts and key vehicle channels, adding new corporate vehicle sourcing accounts, investing in brand and tactical marketing and increasing our service offerings and further optimizing our pricing.
Inventory Sourcing
We source vehicles from both corporate and consumer sellers. Through the industry’s only consignment to retail sales model, we have access to non-competitively sourced inventory, with little to no capital tied up or at risk. At our mature retail hubs (year three or later of operation), we generally source approximately 60% of our inventory non-competitively from our corporate vehicle sourcing partners, 15% non-competitively from consumers, 15% non-competitively from other sources and 10% is competitively sourced, meaning other buyers have the ability to purchase the same vehicle. We maintain stable long-term relationships with numerous key blue-chip national accounts with a robust sales pipeline of potential new accounts. We support our corporate vehicle sourcing partners by offering a 100% sell-through rate and our integrated technology platforms allow our supply partners to track the sale process of their vehicles in real-time, along with a custom system for managing customer leads and leads from third party providers.
Our proprietary application includes a suite of features tailored to create significant value for both buyers and sellers with tools for photographing, documenting and transmitting vehicle information. This includes a proprietary custom-built vehicle retailing and wholesaling platform that creates and verifies all documents for the purchase, sale and financing over the web or in-hub. This combines our proprietary algorithms with artificial intelligence to select, price and determine the best retail location for all vehicles. Our technology offers a custom system for managing customer leads, scheduling appointments and test drives from our applications and websites as well as from third party providers.
For the six months ended November 30, 2020, two of our corporate vehicle sourcing partners, with whom we do not have long-term consignment contracts, accounted for more than 50% of the cars we sold and more than 50% of our revenues during this period was derived from the sale of these cars. Such concentrations can result from a variety of factors, some of which are beyond our control, and we may elect to source a higher percentage of our vehicles from one or more corporate vehicle sourcing partners for a variety of reasons. If a corporate vehicle sourcing partner from which we are sourcing a significant portion of our vehicles was to cease or significantly reduce making vehicles available to us, we would likely need to increase our sourcing of vehicles from other vehicle sourcing partners potentially on less favorable terms and conditions. Such an effort may take a number of months and may not precisely replicate the variety and quality of vehicles that we have been sourcing from a single source.
In addition to our flat fee model, we also enter into alternative fee arrangements with certain corporate vehicle sourcing partners based on a return above a wholesale index or based on a profit share program. Under these alternative fee arrangements, our gross profit for a particular unit could be higher or lower than the gross profit per unit we would realize under our flat fee pricing model depending on the unit’s sale price and fees we are able to charge in connection with the sale. As we do not have long-term contracts with our corporate vehicle sourcing partners and do not require them to make vehicles available to us, our mix of vehicles under alternative fee arrangements is likely to fluctuate over time. Our gross profit per unit is therefore likely to fluctuate from period to period, perhaps significantly, due to mix of flat fee and alternative fee arrangements as well as due to the sales prices and fees we are able to collect on the vehicles we source under alternative fee arrangements.
Vehicle Processing Centers
Our vehicle processing centers allow us to add value by efficiently reconditioning vehicles and quickly move them to market. Our step-by-step process includes all aspects of preparing a vehicle for sale, including a 133-point inspection, mechanical and body reconditioning, paint, detail, merchandising and imaging. Our reconditioning program is driven by years of expertise that allows us to cost-effectively repair, enhance and process a large number of vehicles. As we scale our business, our plan is to invest in increased processing capacity. In addition to achieving cost savings and operational efficiencies, we aim to lower our days to sale. Going forward, our strategy is to make capital investments in additional processing centers by leveraging our data analytics and deep industry experience and taking into account a combination of factors, including proximity to buyers and sellers, transportation costs, access to inbound inventory and sustainable low-cost labor. All of these initiatives are designed to lower reconditioning costs per unit.
Regional Hub Network
Through our full service e-commerce website and eight regional hubs, we provide a seamless shopping experience for today’s modern vehicle buyer, allowing our nationwide retail customers to fully transact online, in-person or a combination of both (including contactless delivery). We have a full-spectrum of inventory, including high-value and commercial vehicles, available for delivery anywhere in the U.S., with sales completed in all 50 states. Our regional hubs allow for test drives and on-site purchase, which we plan to expand to nationwide coverage.
Finance and Insurance (F&I)
CarLotz also generates revenue from providing retail vehicle buyers with options for financing, insurance and extended warranties; these services are provided by third parties that pay CarLotz a commission based our customers’ purchases. Since we do not control these products before they are transferred to the consumer, we recognize commission revenue at the time of sale. We plan to expand our F&I product offering to drive additional gross profit.

Factors Affecting our Performance
Expansion into New Geographic Markets
We actively monitor attractive markets to enter, with a focus on highly concentrated or growing demographic areas and attractive start-up costs. Our real estate team has identified our first set of new hub locations, in furtherance of our strategy of opening more than 10 new hubs in 2021 and more than 40 hubs by the end of 2023. We believe an expanded footprint will enable us to increase our vehicle sales and further penetrate our national vehicle sourcing partners while also attracting new corporate vehicle sourcing partners that were previously unavailable due to our geographic limitations. Consistent with precedent openings, we expect these key growth hubs to be EBITDA positive within two years of operations, driven by improving gross profits per unit and higher contribution from corporate vehicle sourcing partners. As we increase the number of retail hubs, we expect to raise service levels, enabling increased per vehicle economics. The laws of certain states that we enter may currently or in the future restrict our operations or limit the fees we can charge for certain services. See “Risk Factors — Risks Related to CarLotz’ Business — Certain state laws prohibit or restrict vehicle consignment and, if additional states enact similar laws, our geographic expansion strategy and our business, financial condition and results of operations could be adversely affected.”
Further Penetration of Existing Accounts and Key Vehicle Channels
We believe that we can benefit from significant untapped volume with existing corporate vehicle sourcing partners and that our growing footprint will allow us to better serve our national accounts. Many of our existing sourcing partners still sell less than 5% of their volumes through the retail channel. As retail remarketing continues to develop as a more established alternative and as CarLotz expands to service buyers and sellers nationwide, we anticipate substantial growth with our existing commercial sellers.
Innovation and Expanded Technological Leadership
We are constantly reviewing our technology platform and our strategy is to leverage our existing technological leadership through our end-to-end e-commerce platform to continually enhance both the car buying and selling experience, while providing insightful data analytics in real time. Over the next two years, we plan to invest significantly in our core suite of technology to enhance the buyer and seller experience, improve our B2B vehicle sourcing and enhance our business intelligence capabilities with increased machine learning and artificial intelligence. In addition, we plan to invest significant amounts for various retail and processing enhancements, the commercialization of our proprietary technology solutions for our corporate vehicle sourcing partners and the creation of industry standards for retail remarketing communication and marketplace analytics.
Investments in Additional Processing Capacity
As we scale our business, our plan is to invest in increased processing capacity. In addition to achieving cost savings and operational efficiencies, we aim to lower our days to sale. Going forward, our strategy is to make capital investments in additional processing centers by leveraging our data analytics and deep industry experience and taking into account a combination of factors, including proximity to buyers and sellers, transportation costs, access to inbound inventory and sustainable low-cost labor. All of these initiatives are designed to lower reconditioning costs per unit and thereby improve per unit economics.
Addition of New Corporate Vehicle Sourcing Accounts
We plan to leverage our national footprint in order to access new corporate vehicle sourcing partners, which may not have been accessible in the past due to our current limited geographic reach. Additional vehicle volume from new accounts would allow us to improve our consigned vehicle market share at existing and new locations.
Investment in Brand and Tactical Marketing
With a portion of the additional capital we expect to raise in connection with the merger, we intend to ramp up our local advertising and begin to focus on a more national audience. Our plan includes analytics-driven, targeted marketing investments to accelerate growth while being accretive to margins. With improved awareness of our brand and our services, we plan to identify, attract and convert new sourcing partners at optimized cost.

Increased Service Offerings and Price Optimization
As we further develop the CarLotz brand, we believe our enhanced platform will support increased revenue from product sales and optimized vehicle pricing. Areas of potential further investment in service offerings include (i) expansion of existing and new F&I products to cover appearance, roadside assistance, key insurance and wheel and tire production, (ii) expansion of our digital wholesale remarketing alternatives for corporate vehicle sourcing partners by building an in-house wholesale vehicle market for those vehicles that we do not sell through our retail channel and (iii) further development of a front-end digital solution to source more vehicles from consumers.
Seasonality
Used vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our overall sales patterns to date have not reflected the general seasonality of the used vehicle industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicle prices depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. Historically, this has led our gross profit per unit to be higher on average in the first half of the year than in the second half of the year.
Impact of COVID-19
In March 2020, the World Health Organization declared the outbreak and spread of the COVID-19 virus a pandemic. COVID-19 impacted both sales and inventory count from March through September 2020. Unit volumes hit a trough in April 2020, with 40% year-over-year declines. We implemented proactive cost-structure optimization measures that helped ensure we maintained sufficient liquidity and we implemented a number of measures to protect the health and safety of our customers and our workforce. Our May 2020 sales grew over 40% month-over-month as travel restrictions began to ease. As wholesale prices skyrocketed, we used our asset-light, non-competitive vehicle sourcing model to defend and grow our margins. With our maintained focus, we delivered our most profitable months since our inception and we believe we are poised to return to industry-leading growth. Our retail vehicle units sold were 583 in October and 624 in November, with our starting inventory increasing to 2,172 vehicles as of November 1, 2020 and 2,273 as of December 1, 2020 as compared to 1,567 vehicles available for sale as of September 30, 2020, as we accelerated intake from a rapidly growing national OEM account.
Although the ultimate impacts of COVID-19 remain uncertain, recent surveys found that 55% of those surveyed are actively considering buying a car and 67% reported an increased reliance on personal vehicles, with 60% open to buying a car online as compared to 32% prior to the pandemic. Similarly, 61% expressed a preference for contactless services and 62% were more likely to complete the purchase steps for a vehicle online. Although we can provide no assurance that we will not see further negative impacts of the pandemic and related economic recession, we believe that these changing preferences will result in positive long-term trends for our business. However, we cannot provide assurance of the ultimate significance and duration of COVID-19’s disruption to our operations for several reasons, including, but not limited to, uncertainty regarding the duration of the pandemic and related disruptions, the impact of governmental orders and regulations that have been, and may in the future be, imposed, the impact of COVID-19 on our customers and corporate vehicle sourcing partners and the deterioration of economic conditions in the United States, as well as record high unemployment levels, which could have an adverse impact on discretionary consumer spending.
Key Operating Metrics
We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our progress and make strategic decisions. Our operating metrics (which may be changed or adjusted over time as our business scales up or industry dynamics change) measure the key drivers of our growth, including opening new hubs, increasing our brand awareness through unique site visitors and continuing to offer a full spectrum of used vehicles to service all types of customers.

	Nine Months Ended September 30,		Years Ended December 31,
	2020	2019	2019	2018	2017
Retail vehicles sold	4,400	4,821	6,435	4,077	3,412
Number of hubs	8	8	8	8	5
Average monthly unique visitors	54,294	58,962	57,151	39,781	26,591
Vehicles available for sale	1,567	1,098	1,061	1,067	587
Average days to sale	54	55	55	57	54
Retail gross profit per unit	$1,900	$1,444	$1,393	$1,602	$1,774
Customer acquisition cost per unit	$320	$636	$591	$459	$357
Contribution margin per unit	$1,580	$808	$802	$1,143	$1,417
Percentage of unit sales via consignment	63%	46%	46%	41%	52%
Retail Vehicles Sold
We define retail vehicles sold as the number of vehicles sold to customers in a given period, net of returns. We currently have a three-day, 500 mile return policy. The number of retail vehicles sold is the primary contributor to our revenues and, indirectly, gross profit, since retail vehicles enable multiple complementary revenue streams, including all finance and insurance products. We view retail vehicles sold as a key measure of our growth, as growth in this metric is an indicator of our ability to successfully scale our operations while maintaining product integrity and customer satisfaction.
Number of Hubs
We define a hub as a physical location at which we recondition and store vehicles purchased and sold within a market. Our hubs cover a geographic area of approximately 300 miles, while some of our commercial accounts expand our coverage up to 1,000 miles, based on available inventory type. This is a key metric as each hub expands our service area, vehicle sourcing, reconditioning and storage capacity.
Average Monthly Unique Visitors
We define a monthly unique visitor as an individual who has visited our website within a calendar month, based on data provided by Google Analytics. We calculate average monthly unique visitors as the sum of monthly unique visitors in a given period, divided by the number of months in that period. We view average monthly unique visitors as a key indicator of the strength of our brand, the effectiveness of our advertising and merchandising campaigns and consumer awareness.
Vehicles Available-for-Sale
We define vehicles available-for-sale as the number of vehicles listed for sale on our website on the last day of a given reporting period. Until we reach an optimal pooled inventory level, we view vehicles available-for-sale as a key measure of our growth. Growth in vehicles available-for-sale increases the selection of vehicles available to consumers in all of our markets simultaneously, which we believe will allow us to increase the number of vehicles we sell. Moreover, growth in inventory units available is an indicator of our ability to scale our vehicle sourcing, inspection and reconditioning operations.
Average Days to Sale
We define average days to sale as the number of days between our taking physical possession of a vehicle and sale of that vehicle to a retail customer, averaged across all retail vehicles sold in a period. We view average days to sale as a useful metric in understanding the health of our inventory.
Retail Gross Profit per Unit
We define retail gross profit per unit as the aggregate gross profit in a given period divided by retail vehicles sold during that period. Total retail gross profit per unit is driven by sales of used vehicles, each of which generates potential additional revenue from also providing retail vehicle buyers with options for financing, insurance and extended warranties. We believe gross profit per unit is a key measure of our growth and long-term profitability.
Customer Acquisition Cost
We define customer acquisition cost as our advertising and promotion-related expenses for total vehicles (retail and wholesale). Customer acquisition cost is a key metric because it is an important component of profit margin and our determination of our contribution margin per unit. We believe our customer acquisition cost is typically lower than our competitors due to our consignment-based model.
Contribution Margin per Unit
We define contribution margin per unit as retail gross profit per unit less customer acquisition cost. We present contribution margin per unit because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our operating performance. We believe that contribution margin is useful to investors in analyzing the performance and value of our business. We believe our contribution margin per unit is typically higher than our competitors due to our consignment-based model.
Percentage of unit sales sourced via consignment
We define percentage of unit sales sourced via consignment as the percentage derived by dividing the number of vehicles sold during the period that were sourced via consignment divided by the total number of vehicles sold during the period. This is a key metric because the success of our business model depends on a high percentage of the vehicles we sell being sourced through consignment.
Components of Results of Operations
Revenues
Retail Vehicle Sales
CarLotz sells used vehicles to retail customers through its hubs in various cities throughout the continental U.S. Revenue from retail vehicle sales is recognized when the title to the vehicle passes to the customer, at which point the customer controls the vehicle. We recognize revenue based on the total purchase price stated in the contract, including any service fees. Our return policy allows customers to initiate a return until the earlier of the first three days or 500 miles after delivery.
Wholesale Vehicle Sales
We sell wholesale vehicles primarily through auction as wholesale vehicles acquired often do not meet our standards for retail vehicle sales. Revenue from wholesale vehicle sales is recognized when the vehicle is sold at auction or directly to a wholesaler and title to the vehicle passes to the customer.
Finance and Insurance, net
We provide customers with options for financing, insurance and extended warranties. Extended warranties sold beginning January 1, 2019 are serviced by a company owned by a holder of CarLotz preferred stock. All other such services are provided by third-party vendors with whom we have agreements giving us the right to offer such services directly. When a customer selects a service from these third-party vendors, we earn a commission based on the actual price paid or financed. We recognize finance and insurance revenue at the point in time when the customer enters into the contract.
Lease Income, net
When a customer requests a vehicle lease, we may enter into a lease with the customer for a vehicle owned by us. Income received for leases of owned vehicles under noncancelable operating leases is recorded in Lease income, net in the consolidated statements of operations.

Cost of Sales
Cost of sales includes the cost to acquire used vehicles and the related reconditioning costs to prepare the vehicles for resale. Vehicle reconditioning costs include parts, labor, inbound transportation costs and other costs such as mechanical inspection, vehicle preparation supplies and repair costs. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.
Selling, General and Administrative Expenses
Selling, general and administrative (“SGA”) expenses primarily include compensation and benefits, advertising, facilities cost, technology expenses, logistics and other administrative expenses. Advertising costs are expensed as incurred.
Depreciation and Amortization
Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is: the lesser of 15 years or the underlying lease terms for leasehold improvements; one to five years for equipment, furniture and fixtures; and five years for corporate vehicles. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation on vehicles leased to customers is calculated using the straight-line over the estimated useful life.
Non-Operating Expenses
Non-operating expenses primarily represent floor plan interest incurred on borrowings to finance the acquisition of used vehicle inventory under the Company’s $12 million revolving floor plan facility with Automotive Finance Corporation.
Results of Operations
The following table presents our consolidated statements of operations for the years and periods indicated:
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
	(unaudited, $ in thousands)		(audited, $ in thousands)
Retail vehicle sales	$71,388	$66,914	$90,382	$53,448	$41,758
Wholesale vehicle sales	7,124	6,427	8,454	3,153	1,340
Finance and insurance, net	2,697	2,312	3,117	1,608	974
Lease income, net	373	416	533	142	—
Total revenues	81,582	76,069	102,486	58,351	44,072
Cost of sales (exclusive of depreciation)	72,805	69,341	93,780	52,708	38,519
Gross profit	8,777	6,728	8,706	5,643	5,553
Operating expenses:
Selling, general and administrative	11,173	13,629	18,305	11,661	7,254
Depreciation expense	269	412	504	338	218
Management fee expense – related party	195	186	250	250	73
Total operating expenses	11,637	14,227	19,059	12,249	7,545
Loss from operations	(2,860)	(7,499)	(10,353)	(6,606)	(1,992)
Interest expense	(360)	(518)	(651)	(466)	(414)
Other income (expense), net
Management fee income – related party	—	—	—	127	180

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
	(unaudited, $ in thousands)		(audited, $ in thousands)
Change in fair value of warrants liability	30	18	24	(2)	50
Change in fair value of redeemable convertible preferred stock tranche obligation	962	(336)	(1,396)	(272)	(79)
Other income (expense)	28	(227)	(291)	662	(210)
Total other income (expense), net	1,020	(545)	(1,663)	515	(59)
Loss before income tax expense	(2,200)	(8,562)	(12,667)	(6,557)	(2,465)
Income tax expense	12	7	11	3	4
Net loss	$(2,212)	$(8,569)	$(12,678)	$(6,560)	$(2,469)

Presentation of Results of Operations
We present operating results down to gross profit for our three distinct revenue channels along with our net lease income:
Retail Vehicle Sales:   Retail vehicle sales represent sales of vehicles to our retail customers through our hubs in various cities.
Wholesale Vehicle Sales:   Wholesale vehicle sales represent sales of vehicles to wholesalers, primarily at auctions.
Finance and Insurance:   Finance and insurance represents commissions earned on financing, insurance and extended warranty products that we offer to our retail vehicle buyers.
Lease Income, net:   Lease income, net represents revenue earned on the spread between the interest rate on leases we enter into with our lease customers and the related leases we enter into with third party lessors.
Nine Months Ended September 30, 2020 and 2019
The following table presents certain information from our condensed consolidated statements of operations by channel:
	Nine Months Ended September 30,
	2020	2019	Change
	($ in thousands, except per unit metrics)
Revenue:
Retail vehicle sales	$71,388	$66,914	6.7%
Wholesale vehicle sales	7,124	6,427	10.8%
Finance and insurance, net	2,697	2,312	16.7%
Lease income, net	373	416	(10.3)%
Total revenues	$81,582	$76,069	7.2%
Cost of sales:
Retail vehicle cost of sales	$65,723	$62,264	5.6%
Wholesale vehicle cost of sales	7,082	7,077	0.1%
Total cost of sales	$72,805	$69,341	5.0%
Gross profit:
Retail vehicle gross profit	$5,665	$4,650	21.8%

	Nine Months Ended September 30,
	2020	2019	Change
	($ in thousands, except per unit metrics)
Wholesale vehicle gross profit	42	(650)	106.5%
Finance and insurance gross profit	2,697	2,312	16.7%
Lease income, net	373	416	(10.3)%
Total gross profit	$8,777	$6,728	30.5%
Unit sales information:
Retail vehicles unit sales	4,400	4,821	(8.7)%
Wholesale vehicles unit sales	793	928	(14.5)%
Gross profit per unit(1):
Retail vehicles gross profit per unit	$1,900	$1,444	31.6%
Wholesale vehicles gross profit per unit	53	(700)	107.6%
Total gross profit per unit	$1,690	$1,170	44.4%

(1)
Gross profit per unit is calculated as gross profit for retail vehicles and finance and insurance, each of which is divided by the total number of retail vehicles sold in the period, and gross profit for wholesale vehicles, which is divided by the total number of wholesale vehicles sold in the period.

Retail Vehicle Sales
Retail vehicle sales revenue increased by $4.5 million, or 6.7%, to $71.4 million during the nine months ended September 30, 2020, from $66.9 million in the comparable period in 2019. The increase was primarily driven by an increase in average sale price per unit of $2,345 and partially offset by a decrease in retail vehicle unit sales to 4,400 retail vehicles in the nine months ended September 30, 2020, compared to 4,821 retail vehicles in the nine months ended September 30, 2019. The decrease in retail vehicle unit sales was primarily a result of lower inventory position and the impact of the COVID-19 pandemic on sales and the related government lockdown and travel restrictions imposed. Retail vehicle unit volumes hit a trough in April 2020 with 40% year-over-year declines, improving 40% month-over-month in May 2020 as restrictions began to ease.
Wholesale Vehicle Revenue
Wholesale vehicle revenue increased by $0.7 million, or 10.8%, to $7.1 million during the nine months ended September 30, 2020, from $6.4 million in the comparable period in 2019. The increase was primarily due to an increased average selling price of the wholesale vehicles sold in that period, partially offset by a decrease in wholesale vehicle unit sales.
Finance and Insurance (F&I)
F&I revenue increased by $0.4 million, or 16.7%, to 2.7 % million during the nine months ended September 30, 2020, from $2.3 million in the comparable period in 2019. This increase in F&I gross profit per unit was driven by improved sales of our F&I product offerings.
Lease Income, net
Lease income, net was unchanged at $0.4 million during the nine months ended September 30, 2020, as compared to $0.4 million during the nine months ended September 30, 2019, partially offset by a decrease in wholesale vehicle unit sales.
Cost of Sales
Cost of sales increased by $3.5 million, or 5.0%, to $72.8 million during the nine months ended September 30, 2020, from $69.3 million in the comparable period in 2019. The increase was primarily due to an increased average selling price of the percentage of vehicles we sold in that period, partially offset by a decrease in the number of vehicle sales on consignment.
Retail Vehicle Gross Profit
Retail vehicle gross profit increased by $1.0 million, or 21.8%, to $5.7 million during the nine months ended September 30, 2020, from $4.7 million in the comparable period in 2019. The increase was primarily driven by an increase in retail gross profit per unit to $1,900 per unit for the nine months ended September 30, 2020, from $1,444 per unit in the comparable period in 2019, which was partially offset by decreased unit sales due to the effects of the COVID-19 pandemic. The increase in retail gross profit per unit was driven by a shift in the sale of owned units to consigned units, which typically have higher margins, as well as increased sales of F&I products and financing.
Wholesale Vehicle Gross Profit
Wholesale vehicle gross profit (loss) improved by $0.7 million, or 106.5%, to $42,000 (actual) during the nine months ended September 30, 2020, from a loss of $(0.7) million in the comparable period in 2019. The improvement was primarily driven by a deliberate effort to sell aged and undesirable units through the wholesale channel, which typically brings lower proceeds, to make room for incoming consigned units.
F&I Gross Profit
F&I revenue consists of 100% gross margin products for which gross profit equals revenue. Therefore, changes in F&I gross profit and the associated drivers are identical to changes in F&I revenue and the associated drivers.
Components of SG&A
	Nine Months Ended September 30,
	2020	2019	Change
	($ in thousands)
Compensation and benefits(1)	$5,337	$6,548	(18.5)%
Marketing expense	1,406	3,064	(54.1)%
Other costs(2)	4,430	4,017	10.3%
Total selling, general and administrative expenses	$11,173	$13,629	(18.0)%

(1)
Compensation and benefits includes all payroll and related costs, including benefits, payroll taxes and equity-based compensation, except those related to preparing vehicles for sale, which are included in cost of sales, and those related to the development of software products for internal use, which are capitalized to software and depreciated over the estimated useful lives of the related assets.

(2)
Other costs include all other selling, general and administrative expenses such as facilities costs, technology expenses, logistics and other administrative expenses.

Selling, general and administrative expenses decreased by $2.5 million, or (18.0)%, to $11.2 million during the nine months ended September 30, 2020, from $13.6 million in the comparable period in 2019. The decrease was primarily due to a decrease in compensation and benefits and marketing expense as compared to the same period in 2019.

Years Ended December 31, 2019, 2018 and 2017
The following table presents certain information from our consolidated statements of operations by channel for the periods indicated:
	Years Ended December 31,
	2019	2018	Change	2017	Change
	($ in thousands, except per unit metrics)
Revenue:
Retail vehicle sales	$90,382	$53,448	69.1%	$41,758	28.0%
Wholesale vehicle sales	8,454	3,153	168.1%	1,340	135.3%
Finance and insurance, net	3,117	1,608	93.8%	974	65.1%
Lease income, net	533	142	275.4%	—	NM%
Total revenues	$102,486	$58,351	75.6%	$44,072	32.4%
Cost of sales (exclusive of depreciation):
Retail vehicle cost of sales	$84,534	$48,523	74.2%	$36,680	32.3%
Wholesale vehicle cost of sales	9,246	4,185	120.9%	1,839	127.6%
Total cost of sales	$93,780	$52,708	77.9%	$38,519	36.8%
Gross profit:
Retail vehicle gross profit	$5,848	$4,925	18.7%	$5,078	(3.0)%
Wholesale vehicle gross profit	(792)	(1,032)	(23.3)%	(499)	106.8%
Finance and insurance gross profit	3,117	1,608	93.8%	974	65.1%
Lease income, net	533	142	275.4%	—	NM
Total gross profit	$8,706	$5,643	54.3%	$5,553	1.6%
Unit sales information:
Retail vehicles unit sales	6,435	4,077	57.8%	3,412	19.5%
Wholesale vehicles unit sales	1,159	610	90.0%	239	155.2%
Gross profit per unit(1):
Retail vehicles gross profit per unit	$1,393	$1,602	(13.1)%	$1,774	(9.7)%
Wholesale vehicles gross profit per unit	(683)	(1,692)	(59.6)%	(2,088)	(19.0)%
Total gross profit per unit	$1,146	$1,204	(4.8)%	$1,521	(20.8)%

(1)
Gross profit per unit is calculated as gross profit for retail vehicles and finance and insurance, each of which is divided by the total number of retail vehicles sold in the period, and gross profit for wholesale vehicles, which is divided by the total number of wholesale vehicles sold in the period.

Retail Vehicle Sales
2019 Versus 2018.   Retail vehicle sales revenue increased by $37.0 million, or 69.1%, to $90.4 million during 2019, from $53.4 million in 2018. The increase was primarily due to an increase in the number of retail vehicle unit sales as we sold 6,435 retail vehicles in 2019, compared to 4,077 retail vehicles in 2018 as well as an increase of the average sale price of $936. Our retail vehicle unit sale growth was primarily driven by scaling our business operations and growing our inventory levels across all markets. The increase in average sale price was primarily due to an increase in percentage of units sourced via consignment.
2018 Versus 2017.   Retail vehicle sales revenue increased by $11.6 million, or 28.0%, to $53.4 million during 2018, from $41.8 million in 2017. The increase was primarily due to an increase in retail vehicle unit sales as we sold 4,077 retail vehicles in 2018, compared to 3,412 retail vehicles in 2017 as well as an increase of the average sale price of $871. Our retail vehicle unit sales growth was primarily driven by the addition of two hubs and scaling our business operations. The increase in average sale price was primarily due to the maturation of our existing hubs.
Wholesale Vehicle Sales
2019 Versus 2018.   Wholesale vehicle sales revenue increased by $5.3 million, or 168.1%, to $8.5 million during 2019, from $3.2 million in 2018. The increase was primarily due to an increase in wholesale vehicle unit sales as we sold 1,159 wholesale vehicles in 2019, compared to 610 wholesale vehicles in 2018, as well as an increase in average sale price of $2,125.
2018 Versus 2017.   Wholesale vehicle sales revenue increased by $1.8 million, or 135.3%, to $3.2 million during 2018, from $1.4 million in 2017. The increase was primarily due to an increase in wholesale vehicle unit sales as we sold 610 wholesale vehicles in 2018, compared to 239 wholesale vehicles in 2017, which was partially offset by a decrease in average sale price of $438.
Finance and Insurance (F&I)
2019 Versus 2018.   F&I revenue increased by $1.5 million, or 93.8%, to $3.1 million during 2019, from $1.6 million in 2018. The increase was primarily due to an increase in retail vehicle unit sales as we sold 6,435 retail vehicles in 2019, compared to 4,077 retail vehicles in 2018.
2018 Versus 2017.   F&I revenue increased by $0.6 million, or 65.1%, to $1.6 million during 2018, from $1.0 million in 2017. The increase was primarily due to an increase in retail vehicle unit sales as we sold 4,077 retail vehicles in 2018, compared to 3,412 retail vehicles in 2017.
Lease Income, net
2019 Versus 2018.   Lease income, net was $0.5 million during 2019, as compared to $0.1 million during 2018.
2018 Versus 2017.   Lease income, net was $0.1 million during 2018, as compared to nil during 2017.
Cost of Sales
2019 Versus 2018.   Cost of sales increased by $41.1 million, or 77.9%, to $93.8 million during 2019, from $52.7 million in 2018. The increase was primarily due to an increase in unit sales as we sold 7,594 vehicles in 2019, compared to 4,687 vehicles in 2018.
2018 Versus 2017.   Cost of sales increased by $14.2 million, or 36.8%, to $52.7 million during 2018, from $38.5 million in 2017. The increase was primarily due to an increase in unit sales as we sold 4,687 vehicles in 2018, compared to 3,651 vehicles in 2017.
Retail Vehicle Gross Profit
2019 Versus 2018.   Retail vehicle gross profit increased by $0.9 million, or 18.7%, to $5.8 million during 2019, from $4.9 million in 2018. This increase was primarily driven by an increase in retail vehicle unit sales.
2018 Versus 2017.   Retail vehicle gross profit decreased by $0.2 million, or 3.0%, to $4.9 million during 2018, from $5.1 million in 2017. This decrease was primarily driven by a decrease in retail vehicle gross profit per unit.
Wholesale Vehicle Gross Profit
2019 Versus 2018.   Wholesale vehicle gross profit (loss) improved by $0.2 million, or 23.3%, to $(0.8) million during 2019, from $(1.0) million in 2018. This improvement was primarily driven by a decrease in negative gross profit per unit, which was partially offset by increased wholesale vehicle unit sales.
2018 Versus 2017.   Wholesale vehicle gross profit (loss) decreased by $0.5 million, or 106.8%, to $(1.0) million during 2018, from $(0.5) million in the comparable period in 2017. This decrease was primarily driven by an increase in wholesale vehicle unit sales at a negative gross profit per unit.

F&I Gross Profit
F&I revenue consists of 100% gross margin products for which gross profit equals revenue. Therefore, changes in F&I gross profit and the associated drivers are identical to changes in F&I revenue and the associated drivers.
Components of SG&A
	Years Ended December 31,
	2019	2018	Change	2017	Change
	($ in thousands)
Compensation and benefits(1)	$8,992	$6,418	40.1%	$4,138	55.1%
Marketing expense	3,803	1,871	103.3%	1,217	53.7%
Other costs(2)	5,510	3,372	63.4%	1,899	77.6%
Total selling, general and administrative expenses	$18,305	$11,661	57.0%	$7,254	60.8%

(1)
Compensation and benefits includes all payroll and related costs, including benefits, payroll taxes and equity-based compensation, except those related to preparing vehicles for sale, which are included in cost of sales, and those related to the development of software products for internal use, which are capitalized to software and depreciated over the estimated useful lives of the related assets.

(2)
Other costs include all other selling, general and administrative expenses such as facilities costs, technology expenses, logistics and other administrative expenses.

2019 Versus 2018.   Selling, general and administrative expenses increased by $6.6 million, or 57.0%, to $18.3 million during 2019, from $11.7 million in 2018. The increase was due to the increase in compensation and benefits costs of $2.6 million, marketing expenses of $1.9 million and other costs of $2.1 million.
2018 Versus 2017.   Selling, general and administrative expenses increased by $4.4 million, or 60.8%, to $11.7 million during 2018, from $7.3 million in 2017. The increase was due to the increase in compensation and benefits costs of $2.3 million, increase in marketing expenses of $0.7 million and other costs of $1.5 million.
Liquidity and Capital Resources
Sources of liquidity
Our main source of liquidity is cash generated from financing activities, which primarily includes proceeds from the sale of Series A Preferred Stock (see Note 17 — Series A Preferred Stock in our audited consolidated financial statements), proceeds from our $12.0 million revolving floor plan facility with Automotive Finance Corporation (see Note 6 — Inventory and Floor Plan Notes Payable in our audited consolidated financial statements) and proceeds from the sale of $3.0 million of convertible notes to Automotive Finance Corporation in 2019 (see Note 9 — Long Term Debt in our audited consolidated financial statements).
Since inception, CarLotz has generally operated at a loss for most periods. CarLotz has recently achieved profitability for the month ended July 31, 2020 and expects that as it adds hubs as part of its planned expansion and brings them to maturity, it will be able to operate at a profit in future periods. However, in order to fund the planned expansions of its business and maintain profitability, CarLotz will need to secure additional debt or equity financing.
On October 21, 2020, Acamar Partners announced a public investment in private equity (“PIPE”) subscription agreement, which is expected to raise $125 million of additional capital and close concurrently with the merger. We currently expect that the proceeds from the PIPE Investment together with funds that will be available to us from the Trust Account will be sufficient to fully fund the planned expansion of our business. However, if there are significant redemptions by Acamar Partners public stockholders in connection with the merger, we may need to raise additional funds to fully fund our expansion strategy.

Furthermore, we cannot assure that the merger will occur. If the funds from the PIPE Investment and the Trust Account are not sufficient to fully fund the planned expansion of our business, we may need to engage in equity or debt financings to secure additional funds. We may also require additional funds to the extent our plans change, if we elect to acquire complementary businesses or due to unforseen circumstances. However, additional funds may not be available when we need them on terms that are acceptable to us, or at all.
Debt obligations
In December 2019, we entered into a note purchase agreement with Automotive Finance Corporation (“AFC”) under which AFC has agreed to purchase up to $5.0 million in notes, with the initial tranche equal to $3.0 million issued at closing and two additional tranches of at least $1.0 million on or prior to September 20, 2021, of which $0.5 million has been issued to date. For the initial tranche of $3.0 million, the note purchase agreement included provisions for equity warrants with an exercise price of $0.01 per share that equate to 0.60% ownership if exercised. For each advance of $1.0 million or portion thereof, the warrants will vest with respect to shares constituting 0.20% of the Company’s fully-diluted common stock. The warrants are only exercisable upon a sale or change of control, which would include an initial public offering. AFC has the right to convert the notes into a variable number of shares of the Company’s common stock at any time. The notes are due on demand and accrue interest at 6.0% on a 365-day basis and the outstanding interest payable as of September 30, 2020 was $0.2 million.
We have a $12.0 million revolving floor plan facility with AFC to finance the acquisition of used vehicle inventory available on a revolving basis to finance the purchase of used vehicles. CarLotz’ obligations under the facility are backed by joint and several personal guarantees provided by our founders. The facility is secured by all assets of CarLotz. As of September 30, 2020, we had total outstanding debt of $6.7 million under the facility. Borrowings under the facility accrue interest at a variable interest rate based on the most recent prime rate published in The Wall Street Journal plus 2.00% per annum, which was 5.25%, 6.75% and 7.50% as of September 30, 2020, December 31, 2019 and December 31, 2018, respectively.
In April 2020, we received a loan totaling approximately $1.7 million from the Small Business Administration under the Paycheck Protection Program (the “PPP”) to help us keep our workforce employed and avoid further headcount reduction during the COVID-19 crisis. The full amount of the PPP loan will be repaid in connection with the closing of the merger.
On December 2, 2020, CarLotz issued a promissory note (the “Note”) to Automotive Finance Corporation (“AFC”). Under the terms of the Note, AFC agrees to make one advance to CarLotz upon request of $3.0 million. Amounts due under the Note accrue interest at 6.0% per year on a 365-day basis. The Note is due and payable on the earlier of the Closing of the merger and December 2, 2022. Amounts drawn on the Note will be used for working capital purposes in the ordinary course of business.
Cash Flows — Nine Months Ended September 30, 2020 and 2019
The following table summarizes our cash flows for the periods indicated:
	Nine Months Ended September 30,
	2020	2019
	($ in thousands)
Cash Flow Data:
Net cash (used in) operating activities	$(1,039)	$(4,017)
Net cash (used in) investing activities	(1,059)	(309)
Net cash provided by financing activities	2,199	5,560
Operating Activities
For the nine months ended September 30, 2020, net cash provided by operating activities was $(1.0) million, primarily driven by net loss of $(2.2) million adjusted for non-cash charges of $(0.7) million and net changes in our operating assets and liabilities of $1.9 million. The non-cash adjustments primarily relate to a decrease in fair value of the preferred stock tranche obligation of $(1.0) million, partially offset by an increase in depreciation and amortization expense of property and equipment of $0.1 million and depreciation and amortization expense of lease vehicles of $0.1 million. The changes in operating assets and liabilities are primarily driven by an increase in accounts payable of $0.9 million, an increase in other long-term liabilities of $0.8 million and an increase in accrued expenses of $0.7 million, partially offset by a decrease in inventories of $(0.6) million and a decrease in other current assets of $(0.2) million.
For the nine months ended September 30, 2019, net cash used in operating activities was $(4.0) million, primarily driven by net loss of $(8.6) million adjusted for non-cash charges of $1.1 million and net changes in our operating assets and liabilities of $3.5 million. The non-cash adjustments primarily relate to an increase in fair value of the preferred stock tranche obligation of $0.3 million, an increase in loss due to sale of property and equipment of $0.3 million, an increase in depreciation and amortization expense of property and equipment of $0.2 million and depreciation and amortization expense of lease vehicles of $0.2 million. The changes in operating assets and liabilities were primarily driven by an increase in inventories of $2.5 million, an increase in accrued expenses of $0.8 million and an increase in accounts payable of $0.6 million.
Investing Activities
For the nine months ended September 30, 2020, net cash used in investing activities of $(1.0) million was primarily driven by purchases of marketable securities.
For the nine months ended September 30, 2019, net cash used in investing activities of $(0.3) million was primarily driven by purchases of property and equipment and lease vehicles.
Financing Activities
For the nine months ended September 30, 2020, net cash provided by financing activities was $2.2 million, primarily due to borrowings of long-term debt.
For the nine months ended September 30, 2019, net cash provided by financing activities was $5.6 million, primarily due to proceeds from the issuance of preferred stock of $8.0 million, partially offset by net payments on the floor plan facility of $(2.1) million.
Cash Flows — Annual Results
The following table summarizes our consolidated statements of cash flows for the periods indicated:
	Year Ended December 31,
	2019	2018	2017
	($ in thousands)
Cash Flow Data:
Net cash used in operating activities	$(5,473)	$(11,761)	$(5,323)
Net cash used in investing activities	(487)	(362)	(204)
Net cash provided by financing activities	8,492	4,503	12,709
Operating Activities
For the year ended December 31, 2019, net cash used in operating activities was $5.5 million, primarily driven by a net loss of $12.7 million adjusted for non-cash charges of $2.3 million and net changes in our operating assets and liabilities of $4.9 million. For the year ended December 31, 2019, the non-cash adjustments primarily related to change in fair value of redeemable convertible preferred stock tranche obligation of $1.4 million, depreciation and amortization of $0.5 million, loss due to disposition of property and equipment of $0.3 million and share-based compensation expense of $0.1 million. The changes in operating assets and liabilities are primarily driven by a decrease in inventories of $2.9 million, an increase in accounts payable of $1.4 million, an increase in accrued expenses of $0.5 million and an increase in other current and noncurrent liabilities of $0.8 million, partially offset by an increase in accounts receivable of $0.8 million.

For the year ended December 31, 2018, net cash used in operating activities was $11.8 million, primarily driven by a net loss of $6.6 million adjusted for non-cash gains of $0.1 million and net changes in our operating assets and liabilities of $(5.3) million. The non-cash adjustments primarily related to other charges of $0.6 million, partially offset by depreciation and amortization of $0.3 million and share-based compensation expense of $0.2 million. The changes in operating assets and liabilities are primarily driven by an increase in inventories of $4.8 million and an increase in accounts receivable of $0.7 million, partially offset by a $0.2 million increase in accounts payable and a $0.1 million increase in accrued expenses.
For the year ended December 31, 2017, net cash used in operating activities was $5.3 million, primarily driven by a net loss of $2.5 million adjusted for non-cash charges of $0.7 million and net changes in our operating assets and liabilities of $(3.5) million. The non-cash adjustments primarily related to depreciation and amortization of $0.2 million, other charges of $0.2 million and share-based compensation expense of $0.1 million. The changes in operating assets and liabilities are primarily driven by an increase in inventories of $2.9 million, an increase in accounts receivable of $0.6 million and an increase in other current and noncurrent assets of $0.1 million, partially offset by an increase in accrued expenses of $0.1 million and an increase in other liabilities of $0.1 million.
Investing Activities
For the year ended December 31, 2019, net cash used in investing activities was $0.5 million, driven by $0.2 million of purchases of property and equipment and $0.3 million of purchases of leased vehicles.
For the year ended December 31, 2018, net cash used in investing activities was $0.4 million, primarily driven by $0.5 million of purchases of property and equipment, partially offset by $0.1 million in proceeds from the sale of leased vehicles.
For the year ended December 31, 2017, net cash used in investing activities was $0.2 million, driven by $0.2 million of purchases of property and equipment.
Financing Activities
For the year ended December 31, 2019, net cash provided by financing activities was $8.5 million, primarily driven by $8.0 million in proceeds from the issuance of redeemable convertible preferred stock, $39.8 million in proceeds from borrowings under the floor plan facility and $3.0 million of borrowings on long-term debt, partially offset by repayment of borrowings under the floor plan facility of $41.7 million.
For the year ended December 31, 2018, net cash provided by financing activities was $4.5 million, primarily driven by $29.1 million in proceeds from borrowings under the floor plan facility, partially offset by repayment of borrowings under the floor plan facility of $24.6 million.
For the year ended December 31, 2017, net cash provided by financing activities was $12.7 million, primarily driven by $11.6 million in proceeds from the issuance of redeemable convertible preferred stock and $14.2 million in proceeds from the floor plan facility, partially offset by the purchase of treasury stock of $1.5 million and the repayment of borrowings under the floor plan facility of $11.5 million.

Contractual Obligations
The following table includes aggregated information about contractual obligations that affect our liquidity and capital needs. As of December 31, 2019, our contractual obligations were as follows:
	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	($ in thousands)
Floor plan facility(1)	$6,739	$6,739	$—	$—	$—
Convertible note	3,000	3,000	—	—	—
Cumulative preferred dividends payable	2,900	2,900	—	—	—
Operating lease obligations	12,388	2,955	5,175	2,849	1,409
Total	$25,027	$16,094	$5,175	$2,849	$1,409

(1)
Represents the principal amount outstanding as of December 31, 2019. Due to the uncertainty of forecasting the timing of expected variable interest rate payments, interest payment amounts are not included in the table. Borrowings under the floor plan facility are payable when the underlying vehicle is sold, which is expected to be within one year.

On March 27, 2020, the U.S. federal government enacted the CARES Act, which includes a provision for the Paycheck Protection Program loans administered by the U.S. Small Business Administration. In April 2020, we entered into promissory notes as part of the PPP, the current total outstanding amount of which is approximately $1.7 million, the future principal and interest payments of which are not included in the above table. The loans bear interest at a 1.0% annual rate. Unless otherwise forgiven in whole or part in accordance with the CARES Act, the repayment schedules provide for payments to begin on the date on which the amount of forgiveness determined is remitted to the lender. The full amount of the PPP loan will be repaid in connection with the Closing of the merger.
Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.
Internal Control Over Financial Reporting
Prior to the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part, we have been a private company with internal accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2019 and 2018 and for the years in the three year period ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified primarily relates to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.
We are taking steps to remediate this material weakness through the implementation of appropriate segregation of duties, formalization of accounting policies and controls, hiring of Mr. Thomas W. Stoltz as our Chief Financial Officer and additional qualified accounting and finance personnel, including Mr. Robert Imhof, our interim Chief Financial Officer, as Senior Vice President of Finance & Accounting, and engagement of financial consultants to enable the implementation of internal controls over financial reporting. We are also applying a more rigorous review of the monthly financial reporting processes to ensure that the performance of the control is evidenced through appropriate documentation that is consistently maintained and evaluating necessary changes to our formalized process to ensure key controls are identified, the control design is appropriate and the necessary evidentiary documentation is maintained throughout the process. We also plan to implement certain accounting systems to automate manual processes.
Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 or the nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to CarLotz’ Business — If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations as a public company or prevent fraud, and investor confidence and the trading prices of our securities may be materially and adversely affected.”
As a company with less than $1.07 billion in revenue for our last fiscal year that has not issued more than $1 billion in non-convertible debt in the past three years, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will attempt to elect to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company, will be required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities in our consolidated financial statements and the related notes and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and related notes and the reported amounts of revenues and expenses during the reporting period. Management evaluates its accounting policies, estimates and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.
Critical accounting policies are those policies that management believes are very important to the portrayal of our financial position and results of operations, and that require management to make estimates that are difficult, subjective or otherwise complex. Based on these criteria, management has identified the following critical accounting policies:
Revenue
We recognize revenue upon transfer of control of goods or services to customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Control passes to the retail and wholesale vehicle sales customer when the title is delivered to the customer, who then assumes control of the vehicle.

Retail Vehicle Sales
We sell used vehicles to our retail customers through our hubs in various cities. The transaction price for used vehicles is a fixed amount as set forth in the customer contract. Customers frequently trade-in their existing vehicle to apply toward the transaction price of a used vehicle. Trade-in vehicles represent noncash consideration which we measure at estimated fair value of the vehicle received on trade. We satisfy our performance obligation and recognize revenue for used vehicle sales at a point in time when the title to the vehicle passes to the customer, at which point the customer controls the vehicle. The revenue recognized by CarLotz includes the agreed upon transaction price, including any service fees. Revenue excludes any sales taxes, title and registration fees, and other government fees that are collected from customers.
We receive payment for used vehicle sales directly from the customer at the time of sale or from third-party financial institutions within a short period of time following the sale if the customer obtains financing.
Our return policy allows customers to initiate a return during the first three days or 500 miles after delivery, whichever comes first. If the vehicle is returned, the sale and associated revenue recognition is reversed, and the vehicle is treated as a purchase of inventory.
Wholesale Vehicle Revenue
We sell vehicles through wholesalers, primarily at auction. These vehicles sold to wholesalers are primarily acquired from customers who trade-in their existing vehicles as part of a retail vehicle sale as described above or, from consignors, which do not meet our quality standards, or which remain unsold at the end of the consignment period. We satisfy our performance obligation and recognize revenue for wholesale vehicle sales at a point in time when the vehicle is sold at auction or directly to a wholesaler.
Finance and Insurance
We provide retail vehicle buyers with options for financing, insurance and extended warranties. Extended warranties sold beginning January 1, 2019 are serviced by a company owned by the holder of our Series A preferred stock. All other services are provided by unrelated third-party vendors, and we have agreements with each of these vendors giving us the right to offer such services.
When a buyer selects a service from these providers, we earn a commission based on the actual price paid or financed. We concluded that we are an agent for these transactions because we do not control the products before they are transferred to the customer. Accordingly, we recognize commission revenue at the time of sale.
Lease Income, net
When a retail vehicle customer requests a vehicle lease, we obtain an operating lease from a third party lessor and then enter into a corresponding lease with our customer. The corresponding leases have terms that are identical except for the interest rate. We receive a rate of interest higher from our customer than the rate we pay to the third party lessor. We have determined that we are an agent in the transaction and recognize the difference in interest rate over the course of the lease.
Valuation of Inventory
All inventories, which are comprised of vehicles and parts held, for sale are reported at the lower of cost of net realizable value. Cost of vehicle inventory is determined on a specific identification basis. Vehicles held on consignment are not recorded in our inventory balance, as title on those vehicles, as well as the principal risks of ownership, remain with the consignors until a customer purchases the vehicle and the vehicle is delivered.
Income Taxes
CarLotz is treated as a C corporation under the Code. Under those provisions, this entity pays federal corporate income taxes on its taxable income. The entity is also liable for state franchise tax under multiple state provisions.

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences related primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), contract expenses and certain accrued expenses. The deferred tax assets and liabilities represent future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.
Deferred income taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. A valuation allowance has been established for all deferred tax assets because we have incurred cumulative losses in recent years and we have not determined that the net deferred tax assets are more likely than not to be realized. In future periods, if we determine it is more likely than not that the deferred tax assets will be realized, the valuation may be reduced, and an income tax benefit recorded.
We have determined that we do not have any material unrecognized tax benefits or obligations as of September 30, 2020, December 31, 2019 and December 31, 2018.
Equity-Based Compensation
We classify equity-based awards granted in exchange for services as either equity awards or liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Equity awards are measured based on the fair value of the award at the grant date. Liability awards are re-measured to fair value each reporting period. We recognize equity-based compensation on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, less actual forfeitures. No compensation expense is recognized for awards for which participants do not render the requisite services. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of equity-based compensation is recognized. If the award is deemed probable of being earned, related equity-based compensation is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of equity-based compensation recognized will also change.
Recently Issued and Adopted Accounting Pronouncements
See the sections titled “Summary of Significant Accounting Policies — Recently Issued Accounting Pronouncements” in Note 2 in the “Notes to Consolidated Financial Statements” in our consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement for additional information.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Cash and cash equivalents include highly liquid investments that are due on demand or have a remaining maturity of three months or less at the date of purchase. As of September 30, 2020, and December 31, 2019, 2018 and 2017, cash and cash equivalents consisted of bank deposits and money market placements.
The cash and cash equivalents are held primarily for working capital purposes. These interest-earning instruments are subject to interest rate risk. To date, fluctuations in interest income have not been significant.
We also have exposure in changing interest rates in connection with the floor plan facility. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Advances under the floor plan facility accrue interest at the most recent prime rate published in The Wall Street Journal plus 2.00% per annum and, as of September 30, 2020 and December 31, 2019, the prime rate as published in The Wall Street Journal was 3.25% and 4.75%, respectively. We believe a change to our interest rate of 1% applicable to our outstanding indebtedness would have an immaterial financial impact. As of September 30, 2020 and December 31, 2019, we had total outstanding debt of $6.7 million under the floor plan facility.
In April 2020, we entered into promissory notes as part of the PPP, the current total outstanding amount of which is approximately $1.7 million. The loan bears interest at a fixed 1.0% annual rate and does not bear any interest rate risk.
Credit Risk
Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.
Concentrations of credit risk with respect to trade receivables are limited due to the large diversity and number of customers comprising our customer base.

EXECUTIVE COMPENSATION
As used in this section, the terms “we”, “us”, “our” and the “Company” refer to CarLotz and New CarLotz, as applicable.
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. In 2019, our “named executive officers” and their positions were as follows:
•
Michael W. Bor, Chief Executive Officer;

•
John W. Foley II, Chief Operating Officer;

•
Daniel A. Valerian, Chief Technology Officer;

•
Aaron S. Montgomery, Former Chief Operating Officer; and

•
William S. Boland, Former Chief Marketing Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we may adopt following the merger may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2019.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Michael W. Bor Chief Executive Officer	2019	334,793	—	—	—	—	—	24,975	359,768
John W. Foley II Chief Operating Officer	2019	168,269	—	—	10,490	25,500	—	17,106	221,365
Daniel A. Valerian Chief Technology Officer	2019	124,500	—	—	13,112	—	—	1,202	138,814
Aaron S. Montgomery Director of Commercial Sales	2019	231,780	—	—	8,800	—	—	58,882	299,462
William S. Boland Former Chief Marketing Officer	2019	231,780	—	—	8,800	—	—	66,626	307,206

(1)
Amounts represent the named executive officer’s base salary during the fiscal year covered.

(2)
Amounts reflect the full grant-date fair value of stock options granted during 2019 computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. Such amounts also include (i) $6,600 for each of Messrs. Montgomery and Boland, representing the incremental fair value of the acceleration of certain stock options granted in prior years that otherwise would have been forfeited in connection with the termination of their employment on

August 31, 2019, and (ii) $2,200 for each of Messrs. Montgomery and Boland, representing the incremental fair value of extending the exercise period of certain of their options granted in prior years, in each case in accordance with FASB ASC Topic 718. Messrs. Montgomery and Boland also forfeited certain other options in connection with the terminations of their employment. We provide information regarding the assumptions used to calculate the value of all stock option awards made to named executive officers in Note 18 to the audited historical consolidated financial statements of CarLotz included elsewhere in this proxy statement/prospectus/consent solicitation statement.
(3)
Mr. Foley received an annual cash incentive payment of $25,500 based on the achievement of certain performance goals relating to sales operations, dealer inventory, organizational development and personal development.

(4)
Messrs. Montgomery and Boland both resigned their employment effective as of August 31, 2019 and remained on our board of directors. They each received consulting fees of $10,000 per month for the remainder of 2019. Such remuneration was paid solely for post-termination consulting services and not for any service on the board of directors or in connection with the termination of their employment. Mr. Boland also received a reimbursement of $3,750 for reasonable attorneys’ fees and costs incurred in connection with the negotiation and drafting of his separation and general release agreement. Amounts in this column also include the value of continued health coverage benefits provided to Messrs. Montgomery and Boland under COBRA following the termination of their employment, valued at $2,029 for each of Messrs. Montgomery and Boland.

The amounts in this column also include matching contributions to the CarLotz 401(k) plan for Messrs. Bor, Foley, Valerian, Montgomery and Boland of $3,219, $1,938, $1,202, $2,447 and $2,447, respectively.

The amounts also include company-paid life insurance premiums equal to $2,072 on behalf of each of Messrs. Bor, Boland and Montgomery.

In addition, includes the cost of demonstration vehicles provided to Messrs. Bor, Foley, Montgomery and Boland in the amounts of $19,684, $13,096, $12,334 and $16,328, respectively. Such costs consist of vehicle cost, maintenance and insurance.

NARRATIVE TO SUMMARY COMPENSATION TABLE
Base Salaries
The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The Company reviews salaries at least annually, taking into account, among other factors, Company and individual performance.
Bonuses
In 2019, Mr. Foley received an annual cash incentive payment of $25,500 based on the achievement of certain performance goals relating to sales operations, dealer inventory, organizational development and personal development. No bonus or annual cash incentive plan was established in 2019 for any of our other named executive officers.
Equity Compensation
We maintain the CarLotz, Inc. 2011 Stock Incentive Plan, referred to as the 2011 Plan, and the CarLotz, Inc. 2017 Stock Option Plan, referred to as the 2017 Plan, which provide our employees (including the named executive officers), directors and consultants the opportunity to participate in the equity appreciation of our business through the receipt of stock options. We believe stock options function as a compelling retention tool. Consummation of the merger will not automatically cause the vesting of any unvested portion of the awards to accelerate under either of the 2011 Plan or the 2017 Plan but, as noted in “The Merger Agreement — Treatment of CarLotz Securities”, all stock option awards, other than certain recently granted stock option awards, will be accelerated upon the merger.

The stock options granted under the 2011 Plan vest in equal annual installments over four years, subject to the option holder’s continuous employment with us through each of the applicable vesting dates. The stock options granted under the 2017 Plan generally vest only upon the achievement of certain internal rate of return or cash on cash return targets following a Change of Control (as defined in the 2017 Plan), subject to the option holder’s continuous employment through the date of such Change of Control. The stock options are divided into four “performance tiers” for purpose of vesting, with each performance tier representing 25% of the total number of stock options subject to an award, and with subsequent performance tiers representing incrementally higher internal rate of return or cash on cash return targets. The consummation of the merger will not constitute a Change of Control under the 2017 Plan but, as noted in “The Merger Agreement — Treatment of CarLotz Securities”, the vesting of all stock option awards, other than certain recently granted stock option awards, will be accelerated upon the merger.
The following table sets forth the stock options granted to our named executive officers in the 2019 fiscal year.
Named Executive Officer	2019 Stock Options Granted
Michael W. Bor	—
John W. Foley II	40,000
Daniel A. Valerian	50,000
Aaron S. Montgomery	—
William S. Boland	—
In connection with the merger, we intend to adopt the 2020 Plan in order to facilitate the grant of cash and equity incentives to directors, employees, including our named executive officers, and consultants in order to help us attract and retain services of these individuals, which is essential to our long-term success. We expect that the 2020 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2020 Plan, please refer to “Proposal No. 11 — The Incentive Plan Proposal”.
Following the effectiveness of the 2020 Plan, no further awards will be made under the 2017 Plan or the 2011 Plan.
Other Elements of Compensation
Retirement Plans
We currently maintain the CarLotz, Inc. 401(k) Plan, referred to as the 401(k) Plan, a tax-qualified defined contribution retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) Plan. We believe that providing a vehicle for tax-deferred retirement savings through the 401(k) Plan adds to the overall desirability of our executive compensation package and further incentivizes our employees. Under the 401(k) Plan, we make matching contributions of up to 1% of each eligible employee’s gross wages. The matching contributions vest based on years of service with the Company, with 25% of such contributions vesting for each year of service.
Employee Benefits
Health/Welfare Plans.   All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•
medical, dental and vision benefits;

•
health savings accounts;

•
short-term disability insurance;

•
life insurance; and

•
employee assistance program.

We believe the benefit plans described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes with respect to any of the compensation or perquisites paid or provided by the Company.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of CarLotz common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.
		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Michael W. Bor	11/1/2015(1)	25,000	—	—	6.82	8/31/2022
	4/23/2018(2)	—	—	60,188	9.82	4/23/2028
John W. Foley II	2/1/2015(1)	5,000	—	—	6.82	8/31/2022
	6/1/2016(1)	2,500	—	—	6.82	8/31/2022
	1/1/2017(1)	7,500	2,500	—	6.82	8/31/2022
	5/14/2018(2)	—	—	60,188	9.82	5/14/2028
	11/1/2019(2)	—	—	40,000	9.82	11/1/2029
Daniel A. Valerian	1/20/2014(1)	2,500	—	—	2.56	8/31/2022
	1/20/2014(1)	2,500	—	—	2.56	8/31/2022
	1/20/2014(1)	5,000	—	—	2.56	8/31/2022
	1/1/2015(1)	5,000	—	—	6.82	8/31/2022
	1/1/2016(1)	5,000	—	—	6.82	8/31/2022
	1/1/2017(1)	15,000	5,000	—	6.82	8/31/2022
	4/23/2018(2)	—	—	6,000	9.82	4/23/2028
	11/1/2019(2)	—	—	50,000	9.82	11/1/2029
Aaron S. Montgomery	11/1/2015(1)	25,000	—	—	6.82	8/31/2022
William S. Boland	11/1/2015(1)	25,000	—	—	6.82	8/31/2022

(1)
Award provides for 25% of the award to vest on each of the first four anniversaries of the grant date, subject to the option holder’s continuous service with us through each of the applicable vesting dates. The consummation of the merger will not automatically cause the vesting of any unvested portion of the award to accelerate but, as noted in “The Merger Agreement — Treatment of CarLotz Securities”, the vesting of all stock option awards, other than certain recently granted stock option awards, will be accelerated upon the merger.

(2)
Award provides for vesting upon the achievement of certain internal rate of return or cash on cash return targets following a Change of Control, subject to the option holder’s continuous employment through the date of such Change of Control. The stock options are divided into four “performance tiers”

for the purpose of vesting, with each performance tier representing 25% of the total number of stock options subject to an award, and with subsequent performance tiers representing incrementally higher internal rate of return or cash on cash return targets. The consummation of the merger will not constitute a Change in Control for purposes of the award but, as noted in “The Merger Agreement — Treatment of CarLotz Securities”, the vesting of all stock option awards, other than certain recently granted stock option awards, will be accelerated upon the merger.
Executive Compensation Arrangements
Michael W. Bor
We entered into an employment agreement with Mr. Bor on September 18, 2017 (the “Original Bor Employment Agreement”), providing for his position as Chief Executive Officer. The Original Bor Employment Agreement provides for an initial term through September 18, 2020, subject to automatic renewal for successive one-year periods thereafter unless either we or Mr. Bor provide three months’ notice of non-renewal.
The Original Bor Employment Agreement provides for an initial annual base salary of $250,000 (which has subsequently been increased and equals $360,000 as of July 20, 2020). The Original Bor Employment Agreement provides that Mr. Bor may be eligible to receive additional bonus compensation at or around the end of the calendar year pursuant to a bonus plan to be established by our board of directors and based on the achievement of specific Company and personal performance thresholds to be determined by our board of directors, provided that he is employed by us on the last day of the calendar year and is not terminated for Due Cause (as defined in the Original Bor Employment Agreement) prior to the payment of any such bonus. No such bonus plan was established by our board of directors for Mr. Bor in 2019. We review Mr. Bor’s salary at least annually, taking into account, among other factors, our performance and Mr. Bor’s individual performance.
Pursuant to the Original Bor Employment Agreement, upon a termination of employment by us for any reason other than Due Cause (and not due to death or disability), by Mr. Bor for Good Reason or due to a non-renewal of the term by us, Mr. Bor will receive, within 60 days following termination, a cash lump sum payment equal to his annual base salary at the time of termination, conditioned upon Mr. Bor agreeing to a general release of claims in favor of us. For purposes of the Original Bor Employment Agreement, Good Reason generally means (i) a material breach by us of the terms of the Original Bor Employment Agreement relating to Mr. Bor’s salary and benefits, which breach is not cured within 10 days after Mr. Bor provides written notice to our directors describing such breach, (ii) a significant reduction of Mr. Bor’s responsibilities, (iii) a relocation of Mr. Bor’s place of employment and office more than 50 miles or (iv) a significant health problem that materially interferes with Mr. Bor’s ability to perform his responsibilities under the Original Bor Employment Agreement, subject to our ability to correct any event that gives rise to Mr. Bor’s ability to resign for Good Reason (other than the event described in (iv)) within 45 days of receiving notice from Mr. Bor of the existence of such event.
We entered into a New Employment Agreement with Mr. Bor that will supersede and replace the Original Bor Employment Agreement. Mr. Bor’s new employment agreement is described in “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.
Other Named Executive Officers
Each of our named executive officers other than Mr. Bor, Mr. Montgomery and Mr. Boland is a party to an offer letter or employment agreement with us that sets out the general terms and conditions of employment, including annual base salary and eligibility to participate in our employee benefit and health and welfare plans. We entered into New Employment Agreements with the other named executive officers that will supersede and replace their previous employment agreements or offer letters. The terms of the New Employment Agreements are described in “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.

Aaron S. Montgomery and William S. Boland
We entered into employment agreements with Messrs. Montgomery and Boland, also on September 18, 2017, on generally the same terms as we did with Mr. Bor in the Original Bor Employment Agreement. Messrs. Montgomery and Boland’s employment terminated effective as of August 31, 2019. Pursuant to the separation agreements between each of Mr. Montgomery and Mr. Boland with CarLotz, Mr. Montgomery and Mr. Boland each received consulting fees of $10,000 per month from August 31, 2019 to December 31, 2019. Messrs. Montgomery and Boland were also permitted to retain their 2015 options under the CarLotz, Inc 2011 Stock Incentive Plan, of which 25% of the options remaining vested on November 1, 2019, and the exercise period for the further remaining options was extended to August 31, 2022.
In contemplation of the merger, we entered into new consulting agreements with each of Mr. Montgomery and Mr. Boland as described in the “The Merger — Interests of Carlotz’ Directors and Executive Officers in the Merger”.
Restrictive Covenants
As a condition of employment, and to the extent permitted by law, all employees, including each of our named executive officers, are required to enter into restrictive covenant agreements that contain non-compete and non-solicit covenants that apply for at least one year following termination of employment and perpetual confidentiality covenants.
Director Compensation
None of our directors received any compensation for their service as a director in fiscal year 2019. We have established a non-employee director compensation policy in connection with the merger as described in “The Merger — Interests of CarLotz' Directors and Executive Officers in the Merger”.
Incentive Arrangements
2017 Plan and 2011 Plan
We currently maintain the 2017 Plan, 2011 Plan and individualized award agreements, as described above. Following the effectiveness of the 2020 Plan, no further awards will be made under the 2017 Plan or the 2011 Plan.

INFORMATION ABOUT ACAMAR PARTNERS
References in this section to “we”, “our”, “us”, the “Company” or “Acamar Partners” generally refer to Acamar Partners Acquisition Corp.
General
Acamar Partners is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to our entering into the merger agreement, we sought to capitalize on the substantial deal sourcing, investing and operating expertise of our management team to select, acquire and help operate a business with high-growth potential in North America or Western Europe, with a focus on the consumer and retail sectors.
Initial Public Offering and Private Placement
In November 2018, the Sponsor purchased an aggregate of 8,625,000 Founder Shares for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 1,125,000 Founder Shares subject to forfeiture to the extent that the underwriters’ option to purchase additional Acamar Partners units was not exercised in full or in part.
On February 26, 2019, the Company consummated the Acamar Partners IPO of 30,000,000 Acamar Partners units at a price of $10.00 per unit, generating gross proceeds of $300,000,000. Each Acamar Partners unit consists of one share of Acamar Partners Class A common stock and one-third of one Acamar Partners warrant. Each whole Acamar Partners warrant entitles the holder thereof to purchase one share of Acamar Partners Class A common stock at a price of $11.50 per share. Simultaneously with the closing of the Acamar Partners IPO, the Company consummated the sale of 6,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $9,000,000. Each Private Placement Warrant entitles the holder to purchase one share of Acamar Partners Class A common stock at a price of $11.50 per share.
Following the closing of the Acamar Partners IPO, an amount of $300,000,000 ($10.00 per Acamar Partners unit) from the net proceeds of the sale of the Acamar Partners units in the Acamar Partners IPO and the private placement of Private Placement Warrants to the Sponsor was placed in the Trust Account, which has since then been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a business combination; or (ii) the distribution of the Trust Account, as described below.
On April 9, 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Acamar Partners units, the Company sold an additional 557,322 Acamar Partners units at $10.00 per unit and an additional 74,310 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total gross proceeds of $5,684,685, and resulting in an aggregate of 30,557,322 Acamar Partners units and 6,074,310 Private Placements Warrants issued and outstanding. Following such closing, an additional $5,573,220 of net proceeds ($10.00 per Acamar Partners unit) was deposited in the Trust Account, resulting in $305,573,220 ($10.00 per Acamar Partners unit) held in aggregate and deposited into the Trust Account, and 985,670 Founder Shares were forfeited resulting in an aggregate of 7,639,330 Founder Shares issued and outstanding.
As of September 30, 2020, we had cash and marketable securities of $310,896,645 in the Trust Account, and cash of $429,605 held outside of the Trust Account. As of September 30, 2020, $1,983,749 of interest earned on the amounts on deposit in the Trust Account had been withdrawn from the Trust Account to pay for our franchise and income tax obligations.
Effecting Our Initial Business Combination
We are not presently engaged in, and we will not engage in, any operations prior to the merger. We intend to use the cash held in the Trust Account (after giving effect to redemptions) and the proceeds from the PIPE Investment to pay certain expenses incurred in connection with the merger and related transactions, pay the Liquidation Preference Amount and the Cash Merger Consideration, issue authorized but unissued shares of Acamar Partners common stock in respect of the Stock Merger Consideration and any remaining balance for general corporate purposes of New CarLotz, which may include repayment of indebtedness.
Selection of a Target Business and Structuring of our Initial Merger
The Nasdaq listing rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. The Acamar Partners board of directors determined that this test was met in connection with the proposed business combination with CarLotz as described in the section titled “The Merger” in this proxy statement/prospectus/consent solicitation statement.
Redemption Rights for Holders of Public Shares
We are providing our public stockholders with the opportunity to redeem all or a portion of their shares of Acamar Partners Class A common stock upon the consummation of the merger at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the merger, including any amounts representing deferred underwriting commissions and interest earned on the Trust Account (net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is approximately $10.174 per public share (based on the Trust Account balance as of September 30, 2020). There will be no redemption rights with respect to Acamar Partners warrants upon consummation of our initial business combination. The initial Acamar Partners stockholders, our officers and directors (all of whom hold their Founder Shares through the Sponsor) have agreed to waive their redemption rights with respect to their Founder Shares (i) in connection with the consummation of a business combination, (ii) in connection with a stockholder vote to amend the Acamar Partners existing charter to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by the Outside Date and (iii) if we fail to consummate a business combination by the Outside Date or if we liquidate prior to the Outside Date. The initial Acamar Partners stockholders and our directors and officers have also agreed to waive their redemption rights with respect to public shares in connection with the consummation of a business combination and in connection with a stockholder vote to amend the Acamar Partners existing charter to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by the Outside Date. However, the initial Acamar Partners stockholders and our directors and officers will be entitled to redemption rights with respect to any public shares held by them if we fail to consummate a business combination or liquidate by the Outside Date.
Submission of Our Initial Business Combination to a Stockholder Vote
We are providing our public stockholders with redemption rights upon consummation of the merger. Public stockholders electing to exercise redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account including interest (which interest shall be net of taxes payable) as of two business days prior to the Closing, provided that such public stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus/consent solicitation statement under “Acamar Partners Special Meeting of Stockholders — Redemption Rights”. Each public stockholder may elect to redeem its public shares without voting and, if they do vote, irrespective of whether they vote for or against the merger. If the merger is not completed, then public stockholders electing to exercise redemption rights will not be entitled to redeem their shares of Acamar Partners common stock and will not receive payment for any shares they elected to redeem.
Acamar Partners initial stockholders, officers and directors, who through the Sponsor own in aggregate 20% of the outstanding shares of Acamar Partners common stock entitled to vote, have agreed to vote any shares of Acamar Partners common stock owned by them in favor of the merger. As a result, in addition to the shares held by the Sponsor, we require only 11,458,997, or 37.5% of the 30,557,322 public shares, to be voted in favor of the merger (assuming all issued and outstanding shares are voted) in order to have the merger approved.
Limitation on Redemption Rights
Notwithstanding the foregoing, the Acamar Partners existing charter provides that a public stockholder, together with its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from exercising redemptions with respect to more than an aggregate of 10% of the shares sold in the Acamar Partners IPO, without our prior consent.
Facilities and Executive Office
Acamar Partners currently maintains its executive offices at 1450 Brickell Avenue — Suite 2130, Miami, FL 33131. Acamar Partners considers its current office space adequate for its current operations. Acamar Partners entered into an administrative services agreement pursuant to which it pays Enso Advisory, an affiliate of the Sponsor, a total of $37,000 per month for office space, administrative support and salaries to be paid to employees of Enso Advisory for due diligence and related services in connection with the Company’s search for a target company.
Upon consummation of the merger, the principal executive offices of Acamar Partners will be those of CarLotz, at which time nothing more will be paid to such affiliate of the Sponsor.
Employees
We currently have no full time employees and do not intend to have any full time employees prior to the consummation of the merger. Each of our executive officers and directors is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to our affairs, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the merger.
Management
Directors and Executive Officers
Our directors and executive officers are as follows:
Name	Age	Title
Juan Carlos Torres Carretero	71	Chairman of the Board
Luis Ignacio Solorzano Aizpuru	48	Chief Executive Officer and Director
Raffaele R. Vitale	58	President
Juan Duarte Hinterholzer	41	Chief Operating Officer
Joseba Asier Picaza Ucar	40	Chief Financial Officer and Secretary
Domenico de Sole	76	Director
James E. Skinner	67	Director
Teck H. Wong	47	Director
Juan Carlos Torres Carretero has served as our Chairman since inception. Mr. Torres began his career in the petroleum industry before working as a consultant at McKinsey & Co. for five years. Mr. Torres subsequently became CEO and President of Seapharm Inc. and founded Pharmamar, a company that explored marine organic pharmaceutical agents. In 1988, he joined Advent International, first working in their Boston office and then in Madrid. In 1995, Mr. Torres moved to Mexico City as Managing Partner and Co-CEO of Advent Latin American Private Equity Fund until 2015. He has served as the Executive Chairman of Dufry since 2004. He also serves on the board of various public companies such as Dufry and Hudson (of which he is also Chairman) and has served on the board of other public companies such as

Moncler, International Meal Company Alimentaçao S.A. and Dufry South America Ltd. Mr. Torres earned a MSc. in Physics from Universidad Complutense de Madrid and a MSc. in Management from MIT Sloan School of Management. We believe that Mr. Torres is qualified to serve as a member of our board of directors because of his extensive background in the consumer and retail sectors, coupled with his broad investment and operational experience.
Luis Ignacio Solorzano Aizpuru has served as our Chief Executive Officer and director since inception. Mr. Solorzano began his career with BankBoston Capital, where he spent four years making private equity investments and corporate loans across Latin America. In 2001, Mr. Solorzano joined Advent International becoming a Partner and Managing Director in 2008. He became head of the Mexico office in 2012 and served as Chairman of the Latin America’s Investment Committee from 2013 to 2017. He is a cofounder of Brabex Capital, an investment management firm. Since 2019, Mr. Solorzano has served as a member of Enso Advisory. Mr. Solorzano obtained an Economics degree (cum laude) from the Instituto Tecnológico Autónomo de México (ITAM) and an MBA from Harvard Business School. Mr. Solorzano has served on the boards of various public and private companies, including Dufry, Grupo Aeroportuario del Centro Norte S.A.B. (OMA), Latin American Airport Holdings, Aerodom, InverCap Holdings, Grupo Financiero Mifel and Viakem. We believe that Mr. Solorzano is qualified to serve as a member of our board of directors because of his extensive investment experience across various sectors in the Americas and Europe, and his experience supporting portfolio companies in the design and implementation of strategic, operating and financial value creation initiatives.
Raffaele R. Vitale has served as our President since inception. Mr. Vitale began his career in the Corporate Finance department of Chase Manhattan Bank, where he worked in a variety of roles, including commercial lending, leveraged finance, M&A and technology, media and telecom banking coverage in New York, London and Milan. In 1993, he was one of the founding partners of Vitale Borghesi & C. S.p.A., an independent financial advisory company that became part of the Lazard Group in 1998. Throughout his tenure at Chase Manhattan Bank, Vitale Borghesi & C. and Lazard Group, Mr. Vitale was deeply involved in numerous M&A transactions. In 2002, Mr. Vitale joined PAI Partners, where he was responsible for investments in Italy and, starting in 2016, he started and ran the U.S. business. Mr. Vitale has been a member of PAI’s Investment Committee from 2006 to 2018 and Executive Committee, from 2009 to 2017. Mr. Vitale currently serves on the board of Marcolin S.p.A. and has additionally served on the boards of Saeco Group S.p.A., Gruppo Coin S.p.A. and Nuance AG. Mr. Vitale graduated with a degree in Business Administration from Rollins College.
Juan Duarte Hinterholzer has served as our Chief Operating Officer since inception. Mr. Duarte started his career with Procter & Gamble as a financial analyst. In 2002, he joined the Boston Consulting Group, working on strategy, cost reduction and operational efficiency projects for multiple clients across a broad range of sectors. In 2006, Mr. Duarte joined JPMorgan as an Associate working in corporate finance and business development functions in the New York and Tokyo offices. In 2007, Mr. Duarte joined Advent International where he worked until 2017. Since 2019, Mr. Duarte has served as a member of Enso Advisory. Mr. Duarte has served on the boards of various public and private companies such as Inmobiliaria Fumisa, Latin American Airport Holdings, InverCap Holdings, Viakem and Grupo Gayosso. He is also co-founder of Brabex Capital, an investment management firm. Mr. Duarte graduated as an Industrial and Systems engineer (magna cum laude) from Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) and with an MBA (with honors) from Cornell University Graduate School of Management.
Joseba Asier Picaza Ucar has served as our Chief Financial Officer since inception. Mr. Picaza began his career with JPMorgan’s Corporate Derivatives team in London, providing tailored derivative solutions to Spanish and Portuguese corporate, institutional and HNWI clients. In 2010, Mr. Picaza joined Morgan Stanley’s Strategic Equity Derivatives team, part of the Global Capital Markets division, expanding his coverage to Southern European, German, Swiss, Scandinavian and financial sponsor clients. As part of this role, Mr. Picaza was often involved in M&A and/or capital market transactions that required addressing specific economic, accounting, tax, legal and/or regulatory matters. Since 2019, Mr. Picaza has served as a partner of Enso Advisory. From 2015 to 2019, Mr. Picaza ran his own financial advisory and structuring firm, High Seven Ltd. Mr. Picaza obtained a degree in Management and Business Administration (majoring in Finance and Marketing) from Universidad de Deusto in Spain.

Domenico De Sole has served as our Director since February 2019. Mr. De Sole is a member of our board of directors as of the date hereof. Mr. De Sole is the co-founder of luxury retailer Tom Ford International, LLC and has been the Chairman of its board of directors since its formation in 2005. During this time, Mr. De Sole also advised TPG Capital Advisors, LLC in connection with the repositioning and sale of Bally International AG and advised Sandbridge Capital, LLC in connection with the purchase, repositioning and sale of Thom Browne, Inc. From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America, and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, a company he helped transform from an almost bankrupt monobrand company into one of the largest and most profitable luxury groups in the world which included brands such as Bottega Veneta, Yves Saint Laurent, Balenciaga, Stella McCartney, Alexander McQueen and Sergio Rossi. Previously, Mr. De Sole practiced law at the firm Patton, Boggs and Blow. Mr. De Sole has served on numerous public and private company boards of directors, including his current roles as Chairman of Tom Ford International, LLC, director of Pirelli & C. S.p.A. and director of Ermenegildo Zegna. He formerly served as a Chairman of Sotheby’s and as director of Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc., Procter & Gamble and Telecom Italia S.p.A. Mr. De Sole graduated from the University of Rome with a law degree and received an LLM from Harvard Law School where he served as a member of the Dean’s Advisory Board. We believe that Mr. De Sole is well qualified to serve as a member of our board of directors based on his extensive background in the consumer and retail sectors, along with his broad operational experience.
James E. Skinner has served as our Director since February 2020. Mr. Skinner has held various senior management positions with Neiman Marcus Group, Inc. and its related and predecessor companies from June 2001 until his retirement in February 2016, including serving as Vice Chairman between July 2015 and February 2016, Executive Vice President, Chief Operating Officer and Chief Financial Officer between October 2010 and July 2015, and serving as Executive Vice President and Chief Financial Officer from 2007 to 2010. Mr. Skinner served as Senior Vice President and Chief Financial Officer of CapRock Communications Corp. in 2000 and from 1991 until 2000, Mr. Skinner served in several positions with CompUSA Inc., including Executive Vice President and Chief Financial Officer beginning in 1994. Mr. Skinner also served as a partner with Ernst & Young from 1987 until 1991. Mr. Skinner serves on the board of directors of (i) Hudson Ltd. (NYSE: HUD), one of the largest travel retailers in North America, and (ii) Ares Commercial Real Estate Corporation (NYSE: ACRE), a specialty finance company that originates and invests in commercial real estate loans and related investments. He formerly served as director of Fossil Group, Inc., a global design, marketing and distribution company of consumer fashion accessories. Mr. Skinner holds a B.B.A. from Texas Tech University and is a certified public accountant in Texas. Mr. Skinner provides the board of directors with extensive leadership experience obtained from his service as a chief financial officer of large organizations and his extensive knowledge in accounting, finance, capital markets, strategic planning and risk management. Mr. Skinner is well qualified to serve as a member of the board based on his extensive background and investment experience in the consumer and retail sectors.
Teck H. Wong has served as our Director since July 2020. Mr. Wong was recently a Managing Director of the Blackstone Alternative Asset Management (“BAAM”) Hedge Fund Solutions Group and a member of the BAAM Special Situations Investing Group until December 2019. During Mr. Wong’s time at BAAM, his responsibilities included managing the Group’s investments in special purpose acquisition companies. Before joining BAAM in January 2018, Mr. Wong was a co-founder and Chief Investment Officer at Arrakasta Capital, starting in August 2015. Before the launch of Arrakasta Capital, Mr. Wong was a Managing Director and a Portfolio Manager at CarVal Investors from 2008 to 2014, overseeing investments in corporate, structured and distressed credits, and special situations equities. Mr. Wong began his investment career as a Senior Credit Analyst at Loews Corporation from 2003 to 2005, and then as a Director in distressed and special situations at Ramius Capital from 2005 to 2008. Prior to that, Mr. Wong worked as a proprietary trader at J.P. Morgan from 1996 until 1999. He also served as a co-founder and Director of Business Development at Q-Wireless from 2001 to 2002. Mr. Wong received a Bachelor’s degree, with distinction, in Economics and Asian Studies from Cornell University, and a Master of Business Administration degree from Harvard Business School. Mr. Wong is well qualified to serve as a member of the board based on his extensive background and investment experience.
Number and Terms of Office of Officers and Directors
The Acamar Partners board of directors consists of five members. Approval of our initial business combination requires the affirmative vote of a majority of the Acamar Partners directors, which must include a majority of our independent directors and the two director designees of the Sponsor, currently Juan Carlos Torres Carretero (our Chairman) and Luis Ignacio Solorzano Aizpuru (our Chief Executive Officer). On October 17, 2020, the Acamar Partners board of directors unanimously approved entering into the merger agreement and ancillary agreements and consummating the transactions contemplated in the merger agreement. The Acamar Partners board of directors is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. The term of office of the first class of directors, consisting of Messrs. De Sole, Skinner and Wong, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Torres and Solorzano will expire at the second annual meeting of stockholders. We may elect to not hold an annual meeting of stockholders until after we consummate our initial business combination.
Our officers are appointed by the Acamar Partners board of directors and serve at the discretion of the Acamar Partners board of directors, rather than for specific terms of office. The Acamar Partners board of directors is authorized to appoint persons to the offices set forth in the Acamar Partners existing bylaws as it deems appropriate. The Acamar Partners existing bylaws provide that our officers may consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer, Assistant Treasurers and such other offices as may be determined by the Acamar Partners board of directors.
Director Independence
Nasdaq listing standards require that a majority of the Acamar Partners board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. The Acamar Partners board of directors has determined that Messrs. De Sole, Skinner and Wong are independent directors under applicable SEC and Nasdaq listing rules and Rule 10A-3 of the Exchange Act.
Board of Directors and Committees
Prior to the consummation of the Acamar Partners IPO, the Acamar Partners board of directors formed an Audit Committee and Compensation Committee.
During the fiscal year ended December 31, 2019, our Audit Committee held three meetings that were attended by all of its members. The Acamar Partners board of directors and our Compensation Committee did not hold any formal meetings, although the members of the Acamar Partners board of directors were kept fully informed of all relevant matters relating to the Company, including regarding acquisition opportunities and evaluations of potential targets.
Between January 1 and October 21, 2020, the Acamar Partners board of directors held three meetings (including the meeting of October 17, 2020, to approve the merger), our Audit Committee held three meetings, and our Compensation Committee did not hold any meetings. Each of our directors attended all of their respective board and committee meetings.
We do not have a policy regarding director attendance at annual meetings, but encourage the directors to attend if possible.
Audit Committee
The rules of Nasdaq and Section 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. We have established an Audit Committee of the Acamar Partners board of directors, which consists of Messrs. Skinner, de Sole and Wong, all of whom meet the independent director standard under Nasdaq’s listing rules and under Rule 10A-3(b)(1) of the Exchange Act. Mr. Skinner serves as Chairman of our Audit Committee.

The Audit Committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:
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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence and (4) the performance of our internal audit function and independent auditors;

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the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent auditors and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Expert on Audit Committee
Our Audit Committee will at all times be composed exclusively of independent directors who are “financially literate” as defined under Nasdaq’s listing rules. The Nasdaq listing rules define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
In addition, we must certify to the Nasdaq Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. We have determined that Mr. Skinner satisfies Nasdaq’s definition of financial sophistication and also qualifies as an “audit committee financial expert”, as defined under the rules and regulations of the SEC.
Compensation Committee
We have established a Compensation Committee of the Acamar Partners board of directors, which consists of Messrs. de Sole and Skinner, each of whom meets the independent director standard under Nasdaq’s listing rules and under Rule 10A-3(b)(1) of the Exchange Act. Mr. de Sole serves as Chairman of our Compensation Committee.

Our Compensation Committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and making recommendations to the Acamar Partners board of directors (or approving, if such authority is so delegated by the Acamar Partners board of directors) with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval, of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Compensation Committee Charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Other Committees of the Acamar Partners Board of Directors
The Acamar Partners board of directors intends to establish a nominating and corporate governance committee upon the consummation of the merger. At that time, the Acamar Partners board of directors intends to adopt a charter for this committee. See the section entitled “Management Following the Merger” for additional information. Prior to such time, our independent directors will address any nominations process, as required by Nasdaq.
Code of Conduct and Ethics
We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws, a copy of which was filed as an exhibit with the SEC in connection with the Acamar Partners IPO. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Executive Compensation
Compensation Discussion and Analysis
None of our officers or directors has received any cash compensation for services rendered to us. We pay an affiliate of the Sponsor a total of $37,000 per month for office space, administrative support and salaries to be paid to employees of such affiliate for due diligence and related services in connection with our search for a target company (although no salaries or fees are paid from the monthly fee to members of our management team). Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsor, officers and directors, or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than Audit Committee review of such payments, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from New CarLotz. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. See “Interests of Acamar Partners’ Directors and Officers in the Merger”. We have not established any limit on the amount of such fees that may be paid by New CarLotz to our directors or members of management. Any compensation to be paid to our officers will be determined, or recommended to the New CarLotz board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New CarLotz board of directors.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management in their capacity as such.
Periodic Reporting and Audited Financial Statements
The Company has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, the Company’s annual reports contain financial statements audited and reported on by the Company’s independent registered public accounting firm. The Company has filed with the SEC its Annual Report on Form 10-K covering the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020.

ACAMAR PARTNERS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with Acamar Partners’ financial statements and the notes thereto included elsewhere in this proxy statement/prospectus/consent solicitation statement. This discussion contains forward-looking statements reflecting Acamar Partners’ current expectations, estimates and assumptions concerning events and financial trends that may affect Acamar Partners’ future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data”.
References in this “Acamar Partners’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “Company”, “us”, “our” or “we” refer to Acamar Partners Acquisition Corporation.
Overview
We are a blank check company formed under the laws of the State of Delaware on November 7, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to use cash from the proceeds of the Acamar Partners IPO and the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt to effectuate our initial business combination. We have until the Outside Date to consummate our initial business combination. If we do not consummate the merger or another business combination by the Outside Date, we will distribute the aggregate amount then on deposit in the Trust Account pro rata to the public stockholders and cease all operations except for the purposes of winding up our affairs.
Recent Events
On October 21, 2020, we entered into the merger agreement, which provides for our business combination with CarLotz pursuant to the merger. See the section entitled “Proposal No. 1 — The Merger Proposal — The Merger Agreement” for additional information.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to September 30, 2020 were organizational activities, those necessary to prepare for the Acamar Partners IPO, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.
Upon the consummation of the Acamar Partners IPO on February 26, 2019, we deposited $300,000,000 of the gross proceeds of the Acamar Partners IPO and sale of the Private Placement Warrants into the Trust Account. Funds in the Trust Account are invested in U.S. government treasury bills with a maturity of 180 days or less or money market funds investing solely in U.S. treasuries and meeting the conditions specified in Rule 2a-7 under the Investment Company Act. Following the Acamar Partners IPO and prior to the proposed merger, we have generated, and expect to continue to generate, non-operating income in the form of interest income on cash and marketable securities held in the Trust Account. We expect to incur increased operating expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses relating to an initial business combination.
For the year ended December 31, 2019, we had net income of $3,478,202, which consisted of interest income on marketable securities held in the Trust Account of $5,531,557, offset by operating costs of $932,834 and a provision for income taxes of $1,120,521.

For the period from November 7, 2018 (inception) through December 31, 2018, we had net loss of $2,750, which consisted of operating costs.
For the nine months ended September 30, 2020, we had net loss of $11,147, which consisted of interest income on marketable securities held in the Trust Account of $1,775,617, offset by operating costs of $1,444,905 and a provision for income taxes of $341,859.
For the nine months ended September 30, 2019, we had net income of $2,646,138, which consisted of interest income on marketable securities held in the Trust Account of $4,144,082, offset by operating costs of $658,473 and a provision for income taxes of $839,471.
Liquidity and Capital Resources
Until the consummation of the Acamar Partners IPO, the Company’s only source of liquidity was an initial purchase of Acamar Partners Class B common stock by the Sponsor and an advance and loans from the Sponsor.
On February 26, 2019, we consummated the Acamar Partners IPO of 30,000,000 Acamar Partners units at a price of $10.00 per unit, generating gross proceeds of $300,000,000. Simultaneously with the closing of the Acamar Partners IPO, we consummated the sale of 6,000,000 Private Placement Warrants to the Sponsor at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $9,000,000.
On April 9, 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Acamar Partners units, we consummated the sale of an additional 557,322 Acamar Partners units and the sale of an additional 74,310 Private Placement Warrants, generating total gross proceeds of $5,684,685.
Following the Acamar Partners IPO, including the exercise of the option to purchase additional Acamar Partners units and the sale of the Private Placement Warrants, a total of $305,573,220 was placed in the Trust Account. We incurred $17,437,018 in transaction costs, including $6,111,465 of underwriting fees, $10,695,063 of deferred underwriting fees and $630,490 of other costs, inclusive of $111,465 in cash underwriting fees and $195,063 of additional deferred underwriting fees incurred upon the underwriters’ election to partially exercise their option to purchase additional Acamar Partners units on April 9, 2019.
For the nine months ended September 30, 2020, cash used in operating activities was $1,890,575, resulting primarily from net loss of $11,147 and interest earned on marketable securities held in the Trust Account of $1,775,617. Changes in operating assets and liabilities used $103,811 of cash from operating activities.
For the nine months ended September 30, 2019, cash used in operating activities was $1,584,837, resulting primarily from net income of $2,646,138 and interest earned on marketable securities held in the Trust Account of $4,144,082. Changes in operating assets and liabilities used $86,893 of cash from operating activities.
As of September 30, 2020, we had cash and marketable securities held in the Trust Account of $310,896,645. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2020, we withdrew approximately $1,983,749 of interest earned on the Trust Account to pay for our franchise and income tax obligations, of which $719,347 was withdrawn during the nine months ended September 30, 2020.
For the year ended December 31, 2019, cash used in operating activities was $2,055,329, resulting primarily from net income of $3,478,202 and interest earned on marketable securities held in the Trust Account of $5,531,557. Changes in operating assets and liabilities used $1,974 of cash from operating activities.
As of December 31, 2019, we had cash and marketable securities held in the Trust Account of $309,840,375. Interest income on the balance in the Trust Account may be used by us to pay taxes. During the year ended December 31, 2019, we withdrew approximately $1,264,000 of interest earned on the Trust Account to pay for our income and franchise tax obligations.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less amounts released to us to pay taxes and deferred underwriting commissions) to consummate our business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of September 30, 2020, we had $429,605 of cash held outside of the Trust Account. We intend to use these funds primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination, and to pay taxes to the extent the interest earned on the Trust Account is not sufficient to pay our taxes. A portion of these funds will also be used to pay our obligations pursuant to the administrative services agreement described above.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into Acamar Partners common stock and warrants at a price of $10.00 for each combination of one (1) share and one-third (1/3) warrant, at the option of the lender.
We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of the public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Off-balance sheet financing arrangements
We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, that would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $37,000 for office space, administrative support and salaries to be paid to employees of such affiliate for due diligence and related services in connection with the Company’s search for a target company (although no salaries or fees will be paid from the monthly fee to members of the Company’s management team). We began incurring these fees on February 21, 2019 and will continue to incur these fees monthly until the earlier of the completion of the business combination and the Company’s liquidation.

The underwriters of the Acamar Partners IPO are entitled to a deferred fee of $0.35 per Acamar Partners unit, or $10,695,063 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement entered into in connection with the Acamar Partners IPO. Of such amount, up to approximately $0.10 per Acamar Partners unit, or up to $3,055,732, may be paid to third parties that did not participate in Acamar Partners IPO (but who are members of FINRA) that assist us in consummating a business combination. The election to make such payments to third parties will be solely at our discretion, and such third parties will be selected by us in our sole discretion.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Common stock subject to possible redemption
The Company accounts for the Acamar Partners common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Acamar Partners common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020 and December 31, 2019, the 29,573,697 and 29,574,811, respectively, shares of Acamar Partners Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Net income (loss) per common share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of Acamar Partners common stock outstanding for the period. The Company has not considered the effect of Acamar Partners warrants sold in the Acamar Partners IPO and private placement to purchase an aggregate of 16,260,084 shares of Acamar Partners Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statement of operations includes a presentation of income (loss) per share for shares of Acamar Partners common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for redeemable Acamar Partners Class A common stock is calculated by dividing the interest income earned on the Trust Account of $5,531,557, $1,775,617 and $4,144,082 for the year ended December 31, 2019 and the nine months ended September 30, 2020 and 2019, respectively (net of applicable franchise and income taxes of approximately $1,321,000 and $492,009 and $990,003 for the year ended December 31, 2019 and the nine months ended September 30, 2020 and 2019, respectively) by the weighted average number of shares of redeemable Acamar Partners Class A common stock outstanding for the periods. Net loss per common share, basic and diluted, for non-redeemable Acamar Partners Class B common stock is calculated by dividing the net income (loss), less income attributable to redeemable Acamar Partners Class A common stock, by the weighted average number of shares of non-redeemable Acamar Partners Class B common stock outstanding for the periods. Non-redeemable Acamar Partners Class B common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
NEW CARLOTZ
The following table sets forth information regarding (i) the actual beneficial ownership of Acamar Partners Class A common stock as of December 21, 2020 and (ii) the expected beneficial ownership of New CarLotz common stock immediately following the merger by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding shares of Acamar Partners common stock, of CarLotz common stock or of New CarLotz common stock;

•
each of Acamar Partners’ current executive officers and directors;

•
each person who is a named executive officer or director of CarLotz or will become a named executive officer or director of New CarLotz; and

•
all executive officers and directors of Acamar Partners as a group pre-merger, all executive officers and directors of CarLotz as a group pre-merger and all executive officers and directors of New CarLotz as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Acamar Partners common stock prior to the merger is based on 30,557,322 shares of Acamar Partners Class A common and 7,639,330 shares of Acamar Partners Class B common stock issued and outstanding as of December 21, 2020.
The expected beneficial ownership of shares of New CarLotz common stock immediately following consummation of the merger, assuming none of the public shares is redeemed, is based on an aggregate of 113,617,806 shares of New CarLotz common stock outstanding immediately following the Closing, which assumes the following: (A) none of the persons set forth in the table below has purchased or purchases shares of Acamar Partners common stock (prior to Closing) or New CarLotz common stock (after Closing), other than in relation to the PIPE Investment; (B) 12,500,000 shares of New CarLotz common stock are issued to Subscribers in the PIPE Investment; (C) 62,921,154 shares of New CarLotz common stock are issued to the holders of CarLotz common stock (including shares of CarLotz common stock issuable upon the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant) and CarLotz preferred stock; (D) 7,639,330 shares of Acamar Partners Class B common stock are converted into 7,639,330 shares of New CarLotz common stock on a one-to-one basis at the consummation of the merger; and (E) Acamar Partners does not issue any additional equity securities prior to the merger.
The expected beneficial ownership of shares of New CarLotz common stock immediately following consummation of the merger, assuming the maximum of 25,642,936 public shares is redeemed, is based on an aggregate of 87,974,870 shares of New CarLotz common stock to be issued and outstanding immediately following the Closing, which assumes the following: (A) none of the persons set forth in the table below has purchased or purchases shares of Acamar Partners common stock (prior to Closing) or New CarLotz common stock (after Closing), other than in relation to the PIPE Investment; (B) 12,500,000 shares of New CarLotz common stock are issued to Subscribers in the PIPE Investment; (C) 62,921,154 shares of New CarLotz common stock are issued to the holders of CarLotz common stock (including shares of CarLotz common stock issuable upon the conversion of the CarLotz convertible note and the cashless exercise of the CarLotz warrant) and CarLotz preferred stock; (D) 7,639,330 shares of Acamar Partners Class B common stock are converted into 7,639,330 shares of New CarLotz common stock on a one-to-one basis at the consummation of the merger; (E) Acamar Partners does not issue any additional equity securities prior to the merger; and (F) each of the Acamar Partners public stockholders set forth in the table below redeems all public shares held by such person, if any.
Unless otherwise stated, the business address for each of the persons listed below is c/o CarLotz, Inc., 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.

			After the Merger
	Before the Merger		Assuming No Redemption	Assuming Maximum Redemption(2)
Class A shares	30,557,322	80.0%
Class B shares	7,639,330	20.0%
Common stock outstanding(1)	38,196,652		113,617,806	87,974,870
Name of Beneficial Owner	Shares	% total	% Class A common stock	Shares	% total	Shares	% total
Acamar Partners Five Percent Holders
Acamar Partners Sponsor I LLC (3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Glazer Capital LLC(4)	4,221,532	11.1%	13.8%	4,221,532	3.7%	—	—
Manulife Financial Corporation(5)	2,255,181	5.9%	7.4%	3,006,906	2.6%	751,725	*
Governors Lane LP(6)	2,201,000	5.8%	7.2%	2,201,000	1.9%	—	—
UBS O’Connor LLC(7)	2,074,000	5.4%	6.8%	2,074,000	1.8%	—	—
Woodson Capital(8)	2,000,000	5.2%	6.5%	2,000,000	1.8%	—	—
Deutsche Bank AG(9)	1,795,030	4.7%	5.9%	2,523,563	2.2%	728,533	*
Millennium Management LLC(10)	1,600,000	4.2%	5.2%	1,833,333	1.6%	233,333	*
Directors and Executive Officers of Acamar Partners
Juan Carlos Torres Carretero(3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Luis Ignacio Solorzano Aizpuru(3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Raffaele R. Vitale(3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Juan Duarte Hinterholzer(3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Joseba Asier Picaza Ucar(3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Domenico de Sole(11)	—	—	—	—	—	—	—
Teck H. Wong(11)	—	—	—	—	—	—	—
James E. Skinner(11)	—	—	—	—	—	—	—
All Directors and Executive Officers of Acamar Partners as a Group (8 Individuals)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
Five Percent Holders, Directors and Named Executive Officers of CarLotz
TRP(12)	—	—	—	21,739,677	19.1%	21,739,677	24.7%
Michael W. Bor(13)	—	—	—	11,585,166	10.1%	11,585,166	13.0%
KAR(14)	—	—	—	7,154,353	6.3%	7,154,353	8.1%
Aaron S. Montgomery(15)	—	—	—	4,374,069	3.8%	4,374,069	5.0%
John W. Foley II(16)	—	—	—	1,199,563	1.0%	1,199,563	1.3%
Daniel A. Valerian(17)	—	—	—	1,161,971	1.0%	1,161,971	1.3%
Steven G. Carrel(12)	—	—	—	21,739,677	19.1%	21,739,677	24.7%
David R. Mitchell(12)	—	—	—	21,739,677	19.1%	21,739,677	24.7%
Michael F. Vellucci(18)	—	—	—	—	—	—	—
William S. Boland(19)	—	—	—	3,446,531	3.0%	3,446,531	3.9%
Robert E. Kurnick	—	—	—	—	—	—	—
All Directors and Executive Officers of CarLotz as a Group (14 Individuals)(20)	—	—	—	43,654,412	37.0%	43,654,412	47.3%
Directors and Named Executive Officers of New CarLotz After the Closing
Michael W. Bor(13)	—	—	—	11,585,166	10.1%	11,585,166	13.0%

Name of Beneficial Owner	Shares	% total	% Class A common stock	Shares	% total	Shares	% total
John W. Foley II(16)	—	—	—	1,199,563	1.0%	1,199,563	1.3%
Daniel A. Valerian(17)	—	—	—	1,161,971	1.0%	1,161,971	1.3%
David R. Mitchell(12)	—	—	—	21,739,677	19.1%	21,739,677	24.7%
Steven G. Carrel(12)	—	—	—	21,739,677	19.1%	21,739,677	24.7%
Luis Ignacio Solorzano Aizpuru(3)	7,639,330	20.0%	n.a.	13,963,640	11.7%	13,963,640	14.8%
James E. Skinner(11)	—	—	—	—	—	—	—
Linda B. Abraham	—	—	—	—	—	—	—
Sarah M. Kauss	—	—	—	—	—	—	—
Kimberly H. Sheehy	—	—	—	—	—	—	—
All Directors and Executive Officers of New CarLotz as a Group (15 Individuals)(21)	7,639,330	20.0%	n.a.	50,067,919	40.4%	50,067,919	51.0%

*
Less than 1%

(1)
Common stock outstanding includes current, prior to the merger, Acamar Partners Class A common stock and Acamar Partners Class B common stock assuming no redemptions. After the merger, common stock outstanding represents New CarLotz common stock and includes the PIPE Shares and the Stock Merger Consideration.

(2)
Assumes redemption of 25,642,936 shares of Acamar Partners Class A common stock.

(3)
Includes 7,639,330 Founder Shares held by the Sponsor before the merger. After the merger, reflects the conversion of the Founder Shares into 7,639,330 shares of New CarLotz common stock at the consummation of the merger (including 3,819,665 Founder Shares Subject to Forfeiture), 250,000 shares of New CarLotz common stock committed to be purchased by the Sponsor in the PIPE Investment and 6,074,310 shares underlying the Private Placement Warrants that will become exercisable 30 days following the Closing of the merger. Each of Messrs. Torres, Solorzano, Vitale, Picaza and Duarte is a managing member of the Sponsor. Each such person may thus be deemed to have beneficial ownership of the securities held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein. The business address of the Sponsor is 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131.

(4)
Based solely on information in a Schedule 13G filed with the SEC on November 10, 2020, jointly by Glazer Capital, LLC (“Glazer Capital”), with respect to the shares of Acamar Partners Class A common stock held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the “Glazer Funds”), and Paul J. Glazer, who serves as Managing Member of Glazer Capital, with respect to the shares of Acamar Partners Class A common stock held by the Glazer Funds (the foregoing persons, collectively, the “Glazer Reporting Persons”). The address of the business office of each of the Glazer Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.

(5)
Based solely on information in a Schedule 13G filed with the SEC on February 12, 2020, jointly by Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, Manulife Investment Management Limited (“MML”). After the merger, includes 751,725 shares issuable upon the exercise of public warrants. MIML has beneficial ownership of the shares reported in the table. Through its parent-subsidiary relationship to MIML, MFC may be deemed to have beneficial ownership of these same shares. The principal business offices of MFC and MIML are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

(6)
Based solely on information in Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2020, jointly by Governors Lane Master Fund LP, Governors Lane LP, Governors Lane Fund General Partner LLC and Isaac Corre (collectively, the “Governors Lane Reporting Persons”). Governors Lane LP serves as discretionary investment manager to Governors Lane Master Fund LP. Governors Lane

Fund General Partner LLC is the general partner of Governors Lane Master Fund LP. Mr. Corre is the chief executive officer of Governors Lane LP and the managing member of Governors Lane Fund General Partner LLC. The address of the principal business office of Governors Lane LP is 510 Madison Avenue, 11th Floor, New York, NY 10022. The address of the principal business office of the remaining Governors Lane Reporting Persons is c/o Governors Lane LP, 510 Madison Avenue, 11th Floor, New York, NY 10022.
(7)
Based solely on information in a Schedule 13G filed with the SEC on February 13, 2020 by UBS O’Connor LLC. UBS O’Connor LLC serves as the investment manager to (i) Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”) and (ii) Nineteen77 Global Merger Arbitrage Master Limited (“OGMA”). In such capacity, UBS O’Connor LLC exercises voting and investment power over the shares of Acamar Partners Class A common stock held for the account of GLEA and OGMA. UBS O’Connor LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. As a result, UBS O’Connor LLC may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of Acamar Partners Class A common stock held for the account of GLEA and OGMA. As of the close of business on December 31, 2019, UBS O’Connor may have been deemed to have beneficial ownership of 2,074,000 shares of Acamar Partners Class A common stock, which consisted of (i) 1,037,000 shares held by GLEA and (ii) 1,037,000 shares held by OGMA. The principal business office of UBS O’Connor LLC is One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606.

(8)
Based solely on information in a Schedule 13G filed with the SEC on November 2, 2020, jointly by Woodson Capital Master Fund, L.P. (“Woodson Master”), with respect to the 1,866,000 shares of Acamar Partners Class A common stock held by it, Woodson Capital General Partner, LLC, the general partner of Woodson Master (“Fund General Partner”), with respect to the shares of Acamar Partners Class A common stock held by Woodson Master and other private funds, Woodson Capital Management, L.P., the investment manager of Woodson Master (the “Investment Manager”), with respect to the shares of Acamar Partners Class A common stock held by Woodson Master and other private funds, Woodson Capital GP, LLC, the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the shares of Acamar Partners Class A common stock held by Woodson Master and other private funds, and James Woodson Davis, the sole managing member of the Investment Manager (“Woodson” and, collectively with the foregoing persons, the “Woodson Reporting Persons”), with respect to the shares of Acamar Partners Class A common stock held by Woodson Master and other private funds. Each of the Fund General Partner, the Investment Manager, the Investment Manager General Partner and Woodson disclaims any beneficial ownership of any such shares of Acamar Partners Class A common stock. The address of the principal business office of (i) all of the Woodson Reporting Persons other than Woodson Master is 101 Park Avenue, 48th Floor, New York, New York 10178 and (ii) Woodson Master is Maples Corporate Services Limited, Ugland House Grand Cayman, KY1-1104 Cayman Islands.

(9)
Based solely on information in a Schedule 13G filed with the SEC on February 13, 2020, on behalf of Deutsche Bank AG by Deutsche Bank Securities Inc. Includes 500,001 shares of Acamar Partners Class A common stock underlying 500,001 Acamar Partners units before the merger. After the merger, reflects the separation of 500,001 Acamar Partners units into 500,001 shares of New CarLotz common stock and 166,667 New CarLotz warrants (and the 166,667 shares underlying such warrants that will become exercisable 30 days following the Closing of the merger) and 561,866 shares underlying public warrants that will become exercisable 30 days following the Closing of the merger. The address of the principal office of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

(10)
Based solely on information in a Schedule 13G filed with the SEC on March 26, 2020, jointly by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”), Riverview Group LLC (“Riverview Group, Millennium Management LLC (“Millennium Management”), the general partner of the managing member of Integrated Core Strategies and Riverview Group, Millennium Group Management LLC (“Millennium Group Management”), the managing member of Millennium Management, and Israel A. Englander (“Mr. Englander” and, collectively with the foregoing persons, the “Millennium Reporting Persons”). Includes 700,000 shares of Acamar Partners Class A common stock underlying

700,000 Acamar Partners units beneficially owned by Integrated Core Strategies and 900,000 shares of Acamar Partners Class A common stock beneficially owned by Riverview Group before the merger. After the merger, reflects the separation of 700,000 Acamar Partners units into 700,000 shares of New CarLotz common stock and 233,333 New CarLotz warrants (and the 233,333 shares underlying such warrants that will become exercisable 30 days following the Closing of the merger). The managing member of Millennium Group Management is a trust of which Mr. Englander currently serves as the voting trustee. Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies or Riverview Group, as the case may be. The address of the principal business office of Millennium Group Management is 666 Fifth Avenue, New York, New York 10103 and the address of the principal business office of the remaining Millennium Reporting Persons is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.
(11)
The person indicated has an indirect pecuniary interest the securities held by the Sponsor through his membership interest in the Sponsor, over which the person does not have voting or dispositive control.

(12)
After the merger, includes 1,000,000 shares of New CarLotz common stock committed to be purchased by TRP in the PIPE Investment. Does not include 2,287,420 Earnout Shares, which may be issued upon the satisfaction of certain conditions. TRP Capital Management, LLC (“TRP Capital”) is the general partner of TRP. Each of David R Mitchell, Steven G. Carrel, Michael A. DiRienzo and James A. Hislop have shares voting and investment power over CarLotz securities held by TRP. TRP Capital and each of Messrs. Mitchell, Carrel, DiRienzo and Hislop may be deemed to own all of the outstanding shares of CarLotz preferred stock held by TRP. Each of TRP Capital and Messrs. Mtichell, Carrel, DiRienzo and Hislop disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The business address of TRP Capital Partners, LP is 380 N. Old Woodward Ave., Suite 205, Birmingham, Michigan 48009.

(13)
Consists of (a) 8,136,045 shares of New CarLotz common stock held by Mr. Bor, (b) 952,593 shares of New CarLotz common stock held in trust by Katherine G. Bor, Trustee of the Michael W. Bor 2020 Irrevocable Family Trust dated October 16, 2020, (c) 952,593 shares of New CarLotz common stock held in trust by Michael W. Bor, Trustee of the Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust dated October 16, 2020, (d) 166,000 shares of New CarLotz common stock committed to be purchased by Mr. Bor in the PIPE Investment and (e) 1,377,935 shares of New CarLotz common stock underlying vested New CarLotz options. Does not include 26,311 shares underlying Earnout Acquiror RSUs and 1,107,467 Earnout Shares, which may be issued upon the satisfaction of certain conditions.

(14)
Reflects 6,654,353 shares of New CarLotz common stock held by AFC, a subsidiary of KAR (NYSE:KAR), and 500,000 PIPE Shares committed to be purchased by KAR. Does not include 733,922 Earnout Shares, which may be issued upon the satisfaction of certain conditions. The address of AFC and KAR’s principal executive offices is 11299 N. Illinois Street, Carmel, Indiana 46032.

(15)
Consists of (a) 3,166,658 shares of New CarLotz common stock held by Mr. Montgomery, (b) 952,593 shares of New CarLotz common stock held in trust by Nimisha M. Parikh, Trustee of the Aaron S. Montgomery 2020 Irrevocable Family Trust dated October 16, 2020 and (c) 254,818 shares of New CarLotz common stock underlying vested New CarLotz options. Does not include 26,311 shares underlying Earnout Acquiror RSUs and 454,320 Earnout Shares, which may be issued upon the satisfaction of certain conditions.

(16)
Consists of 1,199,563 New CarLotz options that are vested or that vest within 60 days of December 21, 2020. Does not include 120,698 shares underlying Earnout Acquiror RSUs.

(17)
Consists of 1,161.971 New CarLotz options that are vested or that vest within 60 days of December 21, 2020. Does not include 118,091 shares underlying Earnout Acquiror RSUs.

(18)
Mr. Vellucci is an employee of TRP. Mr. Vellucci disclaims beneficial ownership of the securities owned by TRP except to the extent of his pecuniary interest therein.

(19)
Consists of (a) 2,239,120 shares of New CarLotz common stock held by Mr. Boland, (b) 952,593 shares of New CarLotz common stock held in trust by Mary Virginia Boland, Trustee of the William S. Boland 2020 Irrevocable Family Trust dated October 16, 2020 and (c) 254,818 shares of New CarLotz common stock underlying vested New CarLotz options. Does not include 26,311 shares underlying Earnout Acquiror RSUs and 352,020 Earnout Shares, which may be issued upon the satisfaction of certain conditions.

(20)
Includes 4,396,540 shares underlying New CarLotz options that are vested or that vest within 60 days of December 21, 2020. Does not include 359,609 shares underlying Earnout RSUs and 4,111,227 Earnout Shares, which may be issued upon the satisfaction of certain conditions.

(21)
Includes 4,157,371 shares underlying New CarLotz options that are vested or that vest within 60 days of December 21, 2020 and 6,074,310 shares underlying the Private Placement Warrants. Does not include 306,987 shares underlying Earnout Acquiror RSUs and 3,394,886 Earnout Shares, which may be issued upon the satisfaction of certain conditions.

The following table sets forth information regarding the beneficial ownership of CarLotz common stock and CarLotz preferred stock as of December 21, 2020 by:
•
each person who is the beneficial owner of more than 5% of outstanding shares of CarLotz common stock;

•
each of CarLotz’ named executive officers and directors;

•
all executive officers and directors of Carlotz as a group.

The beneficial ownership of CarLotz stock is based on 3,485,534 shares of CarLotz common stock and 2,034,751 shares of CarLotz preferred stock outstanding as of December 21, 2020.
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Number of Shares of Preferred Stock Beneficially Owned	Percentage of Outstanding Preferred Stock	Percentage of Total Shares of CarLotz Stock
Five Percent Holders, Directors and Named Executive Officers
TRP	—	—	2,034,751	100%	36.9%
Michael W. Bor(1)	1,010,136	28.8%	—	—	18.2%
Aaron S. Montgomery(2)	429,136	12.2%	—	—	7.7%
KAR(3)	652,860	15.8%	—	—	10.6%
John W. Foley II(4)	15,000	*	—	—	*
Daniel A. Valerian(5)	35,000	*	—	—	*
Steven G. Carrel(6)	—	—	2,034,751	100%	36.9%
David R. Mitchell(6)	—	—	2,034,751	100%	36.9%
Michael F. Vellucci(7)	—	—	—	—	—
William S. Boland(8)	338,136	9.6%	—	—	6.1%
Robert E. Kurnick	—	—	—	—	—
All Directors and Executive Officers of CarLotz as a Group (14 individuals)	1,828,408	50.6%	2,034,751	100%	68.4%

(1)
Consists of (a) 798,220 shares of New CarLotz common stock held by Mr. Bor, (b) 93,458 shares of CarLotz common stock held in trust by Katherine G. Bor, Trustee of the Michael W. Bor 2020 Irrevocable Family Trust dated October 16, 2020, (c) 93,458 shares of CarLotz common stock held in trust by Michael W. Bor, Trustee of the Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust dated October 16, 2020 and (d) 25,000 shares of CarLotz common stock underlying vested CarLotz options. Does not include 60,188 unvested CarLotz options.

(2)
Consists of (a) 310,678 shares of CarLotz common stock held by Mr. Montgomery, (b) 93,458 shares of CarLotz common stock held in trust by Nimisha M. Parikh, Trustee of the Aaron S. Montgomery 2020 Irrevocable Family Trust dated October 16, 2020 and (c) 25,000 shares of CarLotz common stock underlying vested New CarLotz options.

(3)
Consists of shares issuable upon the conversion of the CarLotz convertible note and the exercise of the CarLotz warrant.

(4)
Consists of 15,000 shares underlying CarLotz options that are vested or that vest within 60 days of December 21, 2020. Does not include 100,188 unvested CarLotz options.

(5)
Consists of 35,000 shares underlying CarLotz options that are vested or that vest within 60 days of December 21, 2020. Does not include 74,000 unvested CarLotz options.

(6)
Messrs. Mitchell and Carrel have shared voting and investment power over CarLotz securities held by TRP. Messrs. Mitchell and Carrel disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(7)
Mr. Vellucci is an employee of TRP. Mr. Vellucci disclaims beneficial ownership of the securities owned by TRP except to the extent of his pecuniary interest therein.

(8)
Consists of (a) 219,678 shares of CarLotz common stock held by Mr. Boland, (b) 93,458 shares of CarLotz common stock held in trust by Mary Virginia Boland, Trustee of the William S. Boland 2020 Irrevocable Family Trust dated October 16, 2020 and (c) 25,000 shares of CarLotz common stock underlying vested CarLotz options.

MANAGEMENT AFTER THE MERGER
References in this section to “we”, “our”, “us” and the “Company” generally refer to CarLotz, Inc. and its consolidated subsidiaries, prior to the merger, and New CarLotz and its consolidated subsidiaries after giving effect to the merger.
Information about Directors Expected to be Appointed to the New CarLotz Board of Directors Upon the Closing of the Merger
Upon consummation of the merger, the New CarLotz board or directors will change its size from five to nine members. Each of Acamar Partners’ incumbent directors, Juan Carlos Torres Carretero, Luis Ignacio Solorzano Aizpuru, Domenico de Sole, James E. Skinner and Teck H. Wong, have advised Acamar Partners that they will resign from the Acamar Partners board of directors upon Closing.
Executive Officers and New CarLotz Board of Directors
The following persons are anticipated to be the executive officers and directors of New CarLotz, which will be renamed “CarLotz, Inc.” following the merger.
Name	Age	Position
Michael W. Bor	46	Chief Executive Officer and Chairman (Class II Director)
John W. Foley II	44	Chief Operating Officer
Daniel A. Valerian	47	Chief Technology Officer
Elizabeth Sanders	30	Chief Administrative Officer
Rebecca C. Polak	50	Chief Commercial Officer and General Counsel
Thomas W. Stoltz	59	Chief Financial Officer
Robert Imhof	43	Senior Vice President of Finance & Accounting
Michael Chapman	47	Chief Marketing Officer
David R. Mitchell	53	Class I Director
Luis Ignacio Solorzano Aizpuru	48	Class I Director
Kimberly H. Sheehy	56	Class I Director
Steven G. Carrel	46	Class II Director
James E. Skinner	67	Class II Director
Linda B. Abraham	58	Class III Director
Sarah M. Kauss	45	Class III Director
Michael W. Bor founded CarLotz in 2011 and has been the Chief Executive Officer of CarLotz since its inception. Mr. Bor oversees the general strategy and vision of the Company, as well as managing growth, vehicle sourcing relationships and new hub openings. Before founding CarLotz, Mr. Bor worked at Harris Williams & Co. from 2003 to 2010, and served as a Director in the Transportation & Logistics M&A Investment Banking group and assisted with the firm’s international expansion into Europe, Asia and the Middle East. Prior to Harris Williams & Co., Mr. Bor worked in the Investment Banking Department at Lehman Brothers and at PricewaterhouseCoopers. Mr. Bor received his MBA from Harvard Business School and a BS in Finance from Lehigh University. Mr. Bor’s intimate knowledge of CarLotz and extensive knowledge of the automotive industry make him highly qualified to serve on the New CarLotz board of directors.
John W. Foley II joined CarLotz in 2014 and has been the Chief Operating Officer of CarLotz since December 2014. Mr. Foley oversees sales and processing center operations, inventory acquisition and shared services support team operations. He has led five hub openings across four states. Mr. Foley has more than 20 years of automotive retail experience. Previously, Mr. Foley worked at MileOne from July 2010 to November 2014 as General Manager of Hall Nissan Chesapeake. Mr. Foley attended Hampden-Sydney College.

Daniel A. Valerian has been with CarLotz since the Company was founded in 2011, currently serving as Chief Technology Officer since January 2015. Mr. Valerian oversees technology strategy, development and operations and keeps CarLotz at the forefront of new technology by utilizing cloud, API and RPA software. He developed all of the CarLotz proprietary technological infrastructure and supply partner integrations. Mr. Valerian has an extensive background in technology, previously serving as a Senior Manager at Accenture in the Global Business Solutions practice from 1997 to 2009. Mr. Valerian received his BS in Mechanical Engineering from Lehigh University.
Elizabeth Sanders has been the Chief Administrative Officer of CarLotz since early 2016 and oversees talent management, recruiting, training, facilities, insurance and legal operations. Ms. Sanders is heavily focused on talent acquisition, performance management, safety, training best practices and leads the Company’s diversity and inclusion initiatives. Prior to joining CarLotz, Ms. Sanders was lead recruiter at Robert Half Technology beginning in 2014 and prior to that was assistant branch rental manager at Enterprise Rent-A-Car beginning in 2012. Ms. Sanders received her BA in Business Administration from James Madison University.
Rebecca (“Becca”) C. Polak has been the Chief Commercial Officer and General Counsel of CarLotz since November 2020. Prior to joining CarLotz, Ms. Polak was the Chief Legal Officer for KAR and President of Trade Rev from October 2017 to October 2019 and Secretary of KAR from April 2007 until October 2019. Ms. Polak previously served as Executive Vice President and General Counsel for KAR from April 2007 to October 2017, the Assistant General Counsel and Assistant Secretary of ADESA from February 2005 to April 2007 and as Vice President of ADESA from December 2006 to April 2007. Prior to joining ADESA, Ms. Polak practiced corporate and securities law with Krieg DeVault in Indianapolis from 2000 to 2005 and with Haynes and Boone in Dallas from 1995 to 1999. Ms. Polak received her JD from the Southern Methodist University Dedman School of Law and her BA in English from Indiana University Bloomington.
Thomas (“Tom”) W. Stoltz has been the Chief Financial Officer of CarLotz since November 2020. Prior to joining CarLotz, Mr. Stoltz was the Chief Financial Officer of Portillo’s Hotdogs from May 2015 until November 2020. Mr. Stoltz was the Chief Operating Officer and Chief Financial Officer of Body Central Corp. from September 2011 to July 2014, the Chief Financial Officer of Fanatics, Inc. from April 2008 to September 2011, the Chief Financial Officer of Cato Corporation from November 2006 to April 2008 and the Chief Financial Officer of Citi Trends, Inc. from September 2000 to November 2006. Mr. Stoltz has been a licensed CPA since 1985. Mr. Stoltz received his BS in Accounting and Finance from the University of North Carolina at Chapel Hill.
Michael Chapman has been the Chief Marketing Officer of CarLotz since December 2020. Prior to joining CarLotz, Mr. Chapman served in several roles at The Martin Agency over a 13 year period. From January 2019 until November 2020, Mr. Chapman served as the Chief Growth Officer and from June 2017 until January 2020, Mr. Chapman served as the Chief Strategy Officer for The Martin Agency. Mr. Chapman’s other positions at the Martin Agency included serving as the Senior Vice President and Managing Director for Strategic Planning from 2014 until 2017 and as the Senior Vice President and Group Planning Director from 2007 until 2014. Prior to that, Mr. Chapman served as a Senior Planner at McCann London. Mr. Chapman received his BS in Religious Studies from the University of Virginia, his Master’s in Communications from Virginia Commonwealth University and his MBA from the University of Virginia in 2013.
Robert Imhof has been the Senior Vice President of Finance and Accounting since November 2020. Mr. Imhof served as interim Chief Financial Officer from the spring of 2020 until November 2020, overseeing all financial functions of CarLotz. Mr. Imhof had previously been at Fahrenheit Advisors since 2017 and most recently as a Managing Director. Prior to joining Fahrenheit Advisors, Mr. Imhof spent five years at VACO Resources, serving as CFO and interim CFO for several private companies and as Project Manager for several public companies. Mr. Imhof’s career spans nearly two decades of public accounting and consulting experience with large public and privately held companies across multiple industries. Mr. Imhof received his B.S. in Accounting from Mansfield University.
David R. Mitchell has been with TRP since 2002, currently serving as a Managing Director. Prior to joining TRP, Mr. Mitchell spent 12 years in management consulting including experience as a Senior Manager with Deloitte Consulting in the automotive and manufacturing practice, and a Senior Consultant with Accenture. Mr. Mitchell previously served on the board of directors of Spy Optic, Inc. until October 2017. Mr. Mitchell holds a BS degree in Chemical Engineering from the University of Notre Dame and an MBA from the Stanford University Graduate School of Business. Mr. Mitchell’s years of management consulting experience and industry experience with TRP qualify him to serve on the New CarLotz board of directors.
James E. Skinner — See “Information About Acamar Partners — Management”.
Steven G. Carrel has been with TRP from 1998 to 2002 and from 2004 to present, currently serving as a Managing Director at TRP. Before joining TRP, Mr. Carrel worked as an analyst in the Investment Banking Division of Merrill Lynch. Mr. Carrel earned his B.S. in Finance from the Pennsylvania State University and his MBA from Harvard Business School. Mr. Carrel’s years of investing and industry experience qualify him to serve on the New CarLotz board of directors.
Luis Ignacio Solorzano Aizpuru — See “Information About Acamar Partners — Management”.
Linda B. Abraham has served as Managing Director of Crimson Capital, which invests in and advises early stage technology companies spanning data/analytics, cybersecurity, machine learning, e-commerce, educational technology and virtual reality, since 2014. From 1999 to 2013, Ms. Abraham co-founded and served as Executive Vice President of comScore, which went public in 2007. Prior to co-founding comScore, Ms. Abraham co-founded Paragren Technologies, today owned by Oracle, and also served in various roles at Procter & Gamble and Information Resources, Inc., where she developed and commercialized a series of data-driven analytical products. Ms. Abraham, also serves on the board of directors of Site Centers Corp., as the Vice Chair of Upskill, a virtual reality company for large scale manufacturing enterprises and serves on the boards of the Data Science Institute at the University of Virginia, the International Women’s Forum of Northern California and Tiger 21. Ms. Abraham is an active member of the World Economic Forum and is a member of the Selection Committee for the Technology Pioneer program. Ms. Abraham received her BS in Quantitative Business Analysis from Penn State University. Ms. Abraham is qualified to serve as a member of the New CarLotz board of directors based on her extensive experience as a technology entrepreneur and as an expert in consumer analytics.
Sarah M. Kauss was the founder of S’well, which manufactures reusable, insulated products for the retail and wholesale market and served as its Chief Executive Officer from 2010 to February 2020. She currently serves as Chairwoman. Prior to founding S’well, Ms. Kauss was a CPA at Ernst & Young. Ms. Kauss received her MBA from Harvard Business School and her BS in business and accounting from the University of Colorado at Boulder. Ms. Kauss is qualified to serve as a member of the New CarLotz board of directors based on her extensive experience in retail and founding and leading a successful retail company.
Kimberly H. Sheehy has served as Chief Financial Officer of ResMan, a privately-owned software company providing software solutions to multi-family residential property managers, since May 2019. Ms. Sheehy served as Chief Financial Officer of Lori’s Gifts Inc., a privately-owned retail company serving hospitals throughout the United States, from March 2018 through April 2019. Ms. Sheehy previously served as Chief Financial Officer of StackPath LLC, provider of web services platform for security, speed and scale, from December 2015 through October 2017. Prior to joining StackPath, Ms. Sheehy served as Chief Financial & Administrative Officer of CyrusOne Inc., a real estate investment trust that invests in data centers, from November 2012 through September 2015. Prior to that, she held various roles between 1996 and 2012 at Cincinnati Bell Inc., including Treasurer and Vice President of Investor Relations from March 2011 through November 2012, Vice President of Finance and Treasurer from 2007 to 2011, and prior to 2007, she held positions including Vice President of Financial Planning and Analysis and Managing Director of Corporate Tax. Prior to joining Cincinnati Bell Inc., Ms. Sheehy held accounting and tax positions at Ernst & Young. Ms. Sheehy serves as a member of Switch, Inc’s. board of directors. Ms. Sheehy received her Bachelor’s Degree in Accounting from the University of Cincinnati and holds her Certified Public Accounting license in the state of Ohio. Ms. Sheehy is qualified to serve as a member of the New CarLotz board of directors based on her extensive executive finance and accounting expertise with publicly held companies.
Director Independence
Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors”, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, it is expected that the New CarLotz board of directors will determine that each of Luis Ignacio Solorzano Aizpuru, James E. Skinner, David R. Mitchell, Steven G. Carrel, Linda B. Abraham, Sarah M. Kauss and Kimberly H. Sheehy is an independent director under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. In making these determinations, the New CarLotz Board will consider the current and prior relationships that each non-employee director has and will have with the Company and all other facts and circumstances that the New CarLotz board of directors deems relevant in determining independence, including the beneficial ownership of New CarLotz common stock by each non-employee director (and related entities) and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions”.
Role of Board in Risk Oversight
The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to the board of directors by the audit committee. The audit committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.
Composition of the New CarLotz Board of Directors After the Merger
The business and affairs of New CarLotz will be managed under the direction of its board of directors. We intend to have a classified board of directors, with three directors in Class I (expected to be David R. Mitchell, Luis Ignacio Solorzano Aizpuru and Kimberly H. Sheehy), three directors in Class II (expected to be Michael W. Bor, Steven G. Carrel and James E. Skinner) and three directors in Class III (expected to be Linda B. Abraham, Sarah M. Kauss and a third director expected to be appointed within 12 months from Closing by majority vote of the independent directors). See “Description of Capital Stock”.
Board Committees
After the completion of the merger, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may from time to time establish other committees.
Our president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.
Audit Committee
Upon the completion of the merger, we expect to have an audit committee, consisting of Kimberly H. Sheehy, who will serve as chairperson, Sarah M. Kauss and James E. Skinner. Each proposed member of the audit committee qualifies as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Following the merger, our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.
Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the completion of the merger.
Compensation Committee
Upon the completion of the merger, we expect to have a compensation committee, consisting of Linda B. Abraham, who will be serving as the chairperson, Luis Ignacio Solorzano Aizpuru and Sarah M. Kauss .
The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon the completion of the merger.
Nominating and Corporate Governance Committee
Upon completion of the merger, we expect to have a nominating and corporate governance committee, consisting of James E. Skinner, who will serve as chairperson, Luis Ignacio Solorzano Aizpuru and Kimberly H. Sheehy. The purpose of our nominating and corporate governance committee will be to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon completion of the merger.
Code of Business Conduct
We will adopt a new code of business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which will be available on our website upon the completion of the merger. Our code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.
Compensation Committee Interlocks and Insider Participation
No member of the compensation committee was at any time during 2019, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Compensation of Directors and Officers
Overview
Following the closing of the merger, we expect New CarLotz’ executive compensation program to be consistent with CarLotz’ existing compensation policies and philosophies, which are designed to:
•
attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

•
reward senior management in a manner aligned with our financial performance; and

•
align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

Following the closing of the merger, decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of our board of directors. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the merger. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.
We anticipate that compensation for our executive officers will have the following components: base salary; cash bonus opportunities; long-term incentive compensation; broad based employee benefits; supplemental executive perquisites; and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. We will also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of our equity-owners and to enhance executive retention.
Base Salary
We expect that our named executive officers’ base salaries in effect prior to the merger will continue as described under “Management of CarLotz — Executive Compensation”, subject to immaterial increases made in connection with CarLotz’ annual review of its named executive officers’ base salaries, and be reviewed annually by the compensation committee.
Annual Bonuses
We expect that New CarLotz will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Stock-Based Awards
We expect New CarLotz to use stock-based awards in future years to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of New CarLotz’ equity holders. Stock-based awards will be awarded in future years under the 2020 Plan, which has been adopted by the Acamar Partners board of directors and is being submitted to Acamar Partners stockholders for approval at the Acamar Partners Special Meeting. For a description of the 2020 Plan, see “Proposal No. 11 — The Incentive Plan Proposal — Summary of the 2020 Plan”.

Other Compensation
We expect New CarLotz to continue to maintain various employee benefit plans currently maintained by CarLotz, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect New CarLotz to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by CarLotz that are not generally available to all employees. See “Executive Compensation”.
Director Compensation
Following the merger, non-employee directors of New CarLotz will receive varying levels of compensation for their services as directors and members of committees of the New CarLotz board of directors, pursuant to the Director Compensation Policy described in “The Merger — Interests of CarLotz’ Directors and Executive Officers in the Merger”.

COMPARISON OF STOCKHOLDERS RIGHTS
General
CarLotz is incorporated under the laws of the State of Delaware and the rights of CarLotz stockholders are governed by the laws of the State of Delaware, including the DGCL, CarLotz’ existing charter and CarLotz’ existing bylaws. As a result of the merger, CarLotz stockholders who receive shares of New CarLotz common stock will become New CarLotz stockholders. New CarLotz is incorporated under the laws of the State of Delaware and the rights of New CarLotz stockholders are governed by the laws of the State of Delaware, including the DGCL, the New CarLotz charter and the New CarLotz bylaws. Thus, following the merger, the rights of CarLotz stockholders who become New CarLotz stockholders in the merger will continue to be governed by Delaware law but will no longer be governed by CarLotz’ existing charter and CarLotz’ existing bylaws and instead will be governed by the New CarLotz charter and the New CarLotz bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of CarLotz stockholders under CarLotz’ existing charter and CarLotz’ existing bylaws (left column), and the rights of New CarLotz stockholders under forms of the New CarLotz charter and the New CarLotz bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of CarLotz’ existing charter and CarLotz’ existing bylaws, and forms of the New CarLotz charter and the New CarLotz bylaws, which are attached as Annex B and as part of Annex A, respectively, as well as the relevant provisions of the DGCL.
CarLotz	New CarLotz
Authorized Capital Stock

CarLotz is currently authorized to issue 7,600,000 shares of common stock, par value $0.001 per share. As of December 21, 2020, there were 3,485,534 shares of CarLotz common stock outstanding.
CarLotz is currently authorized to issue 3,052,127 shares of Series A preferred stock, par value $0.001 per share. As of December 21, 2020, there were 2,034,751 shares of CarLotz preferred stock outstanding.

New CarLotz will be authorized to issue 510,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of Class A common stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share. As of December 21, 2020, we expect there will be 113,617,806 shares of New CarLotz common stock outstanding following consummation of the merger, assuming no redemptions holders of Acamar Partners public shares.
Following consummation of the merger, New CarLotz is not expected to have any preferred stock outstanding.

Number of Directors
CarLotz initial board of directors consisted of three directors and was subsequently expanded to seven directors. The number of directors can be determined from time to time by resolution of the CarLotz board of directors.	Subject to the rights of holders of any series of preferred stock to elect directors and the terms of the New CarLotz Stockholders Agreement, the number of directors is fixed from time to time by resolution of the New CarLotz board of directors.
Classified Board of Directors
All directors are elected annually.	A three-class classified board of directors, with directors split as evenly as possible across the three classes.

CarLotz	New CarLotz
Nomination Rights
Holders of CarLotz preferred stock, as a class, are entitled to elect three or five directors, depending on whether there is additional investment, and holders of CarLotz common stock are entitled to elect three directors.	The board of directors has the right to grant separate voting rights to any class or series of preferred stock, but none currently exist. Nomination rights will be granted in the New CarLotz Stockholders Agreement.
Filling Vacancies on the Board of Directors

If holders of shares of CarLotz preferred stock or CarLotz common stock fail to elect a sufficient number of directors to fill all director positions, the seats unfilled will remain vacant until the class of stock entitled to fill the director seat elects a director. A vacancy in any seat filled by the holders of a class or series may only be filled by the remaining director or directors elected by that class or series of directors.
CarLotz bylaws provide that the majority of the directors then in office, including those who have resigned, have the power to fill vacancies.
Subject to the rights granted to certain stockholders pursuant to the New CarLotz Stockholders Agreement, vacancies may be filled only by the affirmative vote of a majority of the directors then in office, even if less than quorum, or by a sole remaining director.
Removal of Directors
Directors can be removed, with or without cause, by the affirmative vote of the majority of the holders of the shares of the class or series of capital stock entitled to elect such director or directors.	Subject to the rights granted to certain stockholders pursuant to the New CarLotz Stockholders Agreement, directors may be removed only for cause with a supermajority vote (66 2∕3%) of outstanding shares).
Calling a Special Meeting of Stockholders
Stockholders holding at least 10% of shares in the aggregate, the board of directors, chairperson or president can call a special meeting of stockholders.	Special meetings may be called by the chairperson and may also be called by vote of a majority of the board of directors or the secretary, at the direction of the chairperson or a majority of the board of directors.
Advance Notice of Stockholder Proposal or Nomination
None.	Advance notice required not less than 90 nor more 120 days prior to annual meeting. Highly detailed disclosure required, including disclosure of derivatives, options, short positions, and the requirement that the stockholder nominee and nominator submit a questionnaire with the nomination and make various representations, agreements and warranties to New CarLotz.
Restrictions on Outside Compensation of Directors
No restrictions on outside compensation of directors.	There are no restrictions on outside compensation of directors, however director nominees nominated pursuant to the advance notice bylaw must represent that he or she does not have any undisclosed direct or indirect compensation in connection with service as a director from a third party.

CarLotz	New CarLotz
Stockholder Action by Written Consent
The Existing CarLotz Charter contains various references to rights that may be exercised by written consent. CarLotz bylaws provide stockholders can take action by written consent, subject to signature and delivery requirements.	No action may be taken by stockholders via written consent unless the board of directors consents.
Voting Requirements for Amendments to Charter

The Existing CarLotz Charter is silent regarding mechanics of amending to the Existing CarLotz Charter.
The Existing CarLotz Charter does not allow for an amendment, alteration or repeal of provisions of CarLotz preferred stock without the written consent or affirmative vote of holders of a majority of CarLotz preferred stock. Any amendment, repeal or modification of Article Tenth (Indemnification) of the Existing CarLotz Charter shall not affect any right or protection for any person for any act or omission occurring prior to such amendment, repeal or modification and shall not adversely affect any right or protection of any director, officer or other agent of CarLotz existing at the time of such amendment, repeal or modification.

The New CarLotz charter contains a supermajority threshold (66 2∕3% of outstanding shares) required to amend most charter provisions.
Holders of common stock are not entitled to vote on any amendment to the New CarLotz charter that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock.

Voting Requirements for Amendments to Bylaws
The board of directors has the power to make, repeal, alter, amend and rescind any or all of the CarLotz bylaws. Stockholders are entitled to vote to adopt, amend or repeal the CarLotz bylaws. Cannot amend, alter or repeal provision of bylaws that adversely affect the powers, preferences or rights of CarLotz preferred stockholders without the written consent or affirmative vote of holders of a majority of CarLotz preferred stock. The CarLotz bylaws do not provide for special mechanics to amend the bylaws, so the general voting mechanics applicable to stockholders voting at stockholder meetings (majority of the votes cast affirmatively or negatively) apply.
The board of directors has the power to make, repeal, alter or amend any or all of the New CarLotz bylaws.
Supermajority threshold (66 2∕3% of outstanding shares) required to amend the New CarLotz bylaws.

Blank Check Preferred Stock
No blank check. The board of directors has authorized 3,052,127 shares of CarLotz preferred stock, of which 2,034,751 shares are outstanding.	The board of directors is authorized to issue preferred stock.
Delaware Forum Selection Provision
Not included.	The Court of Chancery of the State of Delaware (or the federal district court for the District of Delaware) shall be the sole and exclusive forum for specified actions, unless New CarLotz consents in writing to an alternative forum. The federal district

CarLotz	New CarLotz
courts are the exclusive forum for claims arising under the Securities Act.
Waiver of Corporate Opportunity
The Existing CarLotz charter renounces opportunities offered to any person who is a director of CarLotz.	New CarLotz recognizes that the stockholders party to the New CarLotz Stockholders Agreement may compete in the same line of business, and have waived the obligation of those stockholders, their affiliates and any of their director nominees serving on the board of directors to bring known potential business opportunities to New CarLotz for consideration.

DESCRIPTION OF NEW CARLOTZ CAPITAL STOCK
As a result of the merger, CarLotz stockholders who receive shares of Acamar Partners Class A common stock in the merger will become New CarLotz stockholders. Your rights as New CarLotz stockholders will be governed by Delaware law and the New CarLotz charter and the New CarLotz bylaws. The following description of the material terms of New CarLotz’ capital stock, including the New CarLotz common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger. You are urged to read the applicable provisions of Delaware law and the forms of the New CarLotz charter and the New CarLotz bylaws carefully and in their entirety because they describe your rights as a holder of New CarLotz common stock.
In connection with the merger, Acamar Partners will amend and restate its certificate of incorporation and bylaws and change its name to CarLotz. We refer to Acamar Partners immediately following the merger as New CarLotz. The following is a description of the material terms of, and is qualified in its entirety by, the New CarLotz charter and the New CarLotz bylaws, each of which will be in effect upon the consummation of the merger, the forms of which are filed as Annex B and part of Annex A, respectively, to the registration statement of which this proxy statement/prospectus/consent solicitation statement is a part.
New CarLotz’ purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of the merger, New CarLotz’ authorized capital stock will consist of 500,000,000 shares of Class A common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the merger. Unless the New CarLotz board of directors determines otherwise, New CarLotz will issue all shares of its capital stock in uncertificated form.
Common Stock
Voting Rights: Holders of New CarLotz common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of New CarLotz common stock do not have cumulative voting rights in the election of directors.
Liquidation: Upon CarLotz’ liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of New CarLotz common stock will be entitled to receive pro rata New CarLotz’ remaining assets available for distribution.
Rights and Preferences: Holders of New CarLotz common stock will not have preemptive, subscription, redemption or conversion rights. New CarLotz common stock will not be subject to further calls or assessment by New CarLotz. There will be no redemption or sinking fund provisions applicable to New CarLotz common stock.
Fully Paid and Non-assessable: All shares of New CarLotz common stock that will be outstanding at the time of the completion of the merger will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of New CarLotz common stock will be subject to those of the holders of any shares of New CarLotz preferred stock that New CarLotz may authorize and issue in the future.
Outstanding Shares: As of December 21, 2020, Acamar Partners had 30,557,322 shares of Class A common stock, par value $0.0001 per share, and 7,639,330 shares of Class B common stock, par value $0.0001 per share, issued and outstanding and two holders of record of Acamar Partners common stock. After giving effect to the merger, it is expected that New CarLotz will have approximately 113,617,806 shares of New CarLotz common stock outstanding, assuming no redemptions, and excluding 5,080,181 shares of New CarLotz common stock issued in connection with the merger and reserved as treasury stock to satisfy New CarLotz’ obligations (on a net share settled basis and assuming a $10.00 price per share of New CarLotz common stock) underlying 5,532,881 New CarLotz options issued to CarLotz option holders at Closing.
Preferred Stock
The New CarLotz charter will authorize the New CarLotz board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by you. The New CarLotz board of directors may determine, with respect to any series of preferred stock, the powers, including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:
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the designation of the series;

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the number of shares of the series;

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whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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the dates at which dividends, if any, will be payable;

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the redemption rights and price or prices, if any, for shares of the series;

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the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of New CarLotz’ affairs;

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whether the shares of the series will be convertible into shares of any other class or series, or any other security, of New CarLotz or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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restrictions on the issuance of shares of the same series or of any other class or series; and

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the voting rights, if any, of the holders of the series.

New CarLotz could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of New CarLotz common stock might believe to be in their best interests or in which the holders of New CarLotz common stock might receive a premium over the market price of the New CarLotz common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of New CarLotz common stock by restricting dividends on the New CarLotz common stock, diluting the voting power of the New CarLotz common stock or subordinating the liquidation rights of the New CarLotz common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New CarLotz common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of the New CarLotz board of directors. The time and amount of dividends will be dependent upon New CarLotz’ financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in CarLotz’ debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors the New CarLotz board of directors may consider relevant.
New CarLotz has no current plans to pay dividends on the New CarLotz common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the New CarLotz board of directors and will depend on, among other things, New CarLotz’ results of operations, cash requirements, financial condition, contractual restrictions and other factors that the New CarLotz board of directors may deem relevant. Because New CarLotz is a holding company and has no direct operations, New CarLotz will only be able to pay dividends from funds it receive from its subsidiaries. In addition, New CarLotz’ ability to pay dividends will be limited by covenants in its existing indebtedness and may be limited by the agreements governing other indebtedness that it or its subsidiaries incur in the future.
Annual Stockholder Meetings
The New CarLotz bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the New CarLotz board of directors. To the extent permitted under applicable law, New CarLotz may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of the New CarLotz Charter and the New CarLotz Bylaws and Certain Provisions of Delaware Law
The New CarLotz charter and the New CarLotz bylaws will contain and the DGCL contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the New CarLotz board of directors. These provisions are intended to avoid costly takeover battles, reduce New CarLotz’ vulnerability to a hostile change of control and enhance the ability of the New CarLotz board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New CarLotz. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New CarLotz by means of a tender offer, a proxy contest or other takeover attempt that a New CarLotz stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New CarLotz common stock held by New CarLotz stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares.
However, the listing requirements of Nasdaq, which would apply if and so long as the New CarLotz common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New CarLotz common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
The New CarLotz board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of New CarLotz or the removal of New CarLotz’ management. Moreover, New CarLotz’ authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of unissued and unreserved New CarLotz common stock or preferred stock may be to enable the New CarLotz board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New CarLotz by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New CarLotz’ management and possibly deprive New CarLotz stockholders of opportunities to sell their shares of New CarLotz common stock at prices higher than prevailing market prices.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock will make it possible for the New CarLotz board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of New CarLotz. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of New CarLotz.
Classified Board of Directors
The New CarLotz charter will provide that the New CarLotz board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the New CarLotz board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for New CarLotz stockholders to change the composition of the New CarLotz board of directors. The New CarLotz charter and the New CarLotz bylaws provide that, subject to any rights of holders of New CarLotz preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the New CarLotz board of directors.
Delaware Anti-Takeover Statute
New CarLotz will be subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to a transaction not approved in advance by the New CarLotz board of directors, such as discouraging takeover attempts that might result in payment of a premium over the market price of the New CarLotz common stock.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in the New CarLotz charter, a director serving on a classified board may be removed by stockholders only for cause. The New CarLotz charter will provide that directors may be removed only for cause upon the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then outstanding shares of New CarLotz stock entitled to vote generally in the election of directors, voting together as a single class.
In addition, the New CarLotz charter will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the New CarLotz board of directors that results from an increase in the number of directors and any vacancies on the New CarLotz board of directors will be filled only by the affirmative vote of a majority of the remaining directors (other than directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more series, as the case may be), even if less than a quorum, by a sole remaining director or by New CarLotz stockholders.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The New CarLotz charter will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of New CarLotz stock entitled to vote generally in the election of directors will be able to elect all New CarLotz directors.
Stockholder Action; Special Stockholder Meetings
The New CarLotz charter will provide that New CarLotz stockholders will not be able to take any action by written consent for any matter and may only take action at an annual meeting or special meeting of New CarLotz stockholders. As a result, a holder of a majority of New CarLotz’ capital stock would not be able to amend the New CarLotz bylaws or remove New CarLotz directors without holding a meeting of New CarLotz stockholders called in accordance with the New CarLotz bylaws, unless previously approved by the New CarLotz board of directors. The New CarLotz charter will provide that special meetings of New CarLotz stockholders may be called at any time only by or at the direction of the New CarLotz board of directors or the chairperson of the New CarLotz board of directors. The New CarLotz bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions might delay the ability of New CarLotz stockholders to force consideration of a proposal or for New CarLotz stockholders controlling a majority of New CarLotz’ capital stock to take any action, including the removal of New CarLotz directors.
Advance Notification Requirements for Stockholder Proposals and Director Nominations
The New CarLotz bylaws will establish advance notice procedures with respect to New CarLotz stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors, other than nominations made by or at the direction of the New CarLotz board of directors or a committee of the New CarLotz board of directors. The New CarLotz bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude New CarLotz stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New CarLotz.
Consent of Stockholders in Lieu of Meeting
The New CarLotz charter will preclude stockholder action by any consent in lieu of a meeting at any time.
Amendment of Certain New CarLotz Charter Provisions and the New CarLotz Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The New CarLotz charter will provide that the amendment of any of the foregoing provisions in the New CarLotz charter would require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all the then outstanding shares of New CarLotz stock entitled to vote on such amendment, voting together as a single class.
The New CarLotz charter and the New CarLotz bylaws will provide that the New CarLotz board of directors is expressly authorized to adopt, make, alter, amend or repeal the New CarLotz bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware. Furthermore, any adoption, alteration, amendment or repeal of the New CarLotz bylaws by New CarLotz stockholders will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of all the then outstanding shares of New CarLotz stock entitled to vote on such matter, voting together as a single class.
The provisions of the DGCL, the New CarLotz charter and the New CarLotz bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the New CarLotz common stock that often result from actual or rumored hostile takeover attempts. It is possible that these provisions could make it more difficult to consummate transactions that New CarLotz stockholders may otherwise deem to be in their best interests.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New CarLotz stockholders will have appraisal rights in connection with a merger or consolidation of New CarLotz. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any New CarLotz stockholder may bring an action in New CarLotz’ name to procure a judgment in New CarLotz’ favor, also known as a derivative action, provided that the New CarLotz stockholder bringing the action is a holder of shares of New CarLotz stock at the time of the transaction to which the action relates or such stockholder’s New CarLotz stock thereafter devolved by operation of law.

Exclusive Forum
The New CarLotz charter will require that, unless New CarLotz consents to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative actions brought on behalf of New CarLotz, (2) any action asserting a claim of breach of a fiduciary duty owed by any New CarLotz directors, officers, other employees or stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the New CarLotz charter or the New CarLotz bylaws or (4) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery in the State of Delaware (or, if such court does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) and, if brought outside of Delaware, the New CarLotz stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) that is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the New CarLotz charter will provide that, unless New CarLotz consents in writing to the selection of an alternative forum, the New CarLotz charter will provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring any interest in shares of New CarLotz’ capital stock shall be deemed to have notice of and consented to the forum provisions in the New CarLotz charter.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The New CarLotz charter will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New CarLotz and its stockholders, through stockholders’ derivative suits on New CarLotz’ behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
The New CarLotz bylaws will provide that New CarLotz must indemnify and advance expenses to New CarLotz’ directors and officers to the fullest extent authorized by the DGCL. New CarLotz also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New CarLotz directors, officers and certain employees for some liabilities. New CarLotz believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the New CarLotz charter and the New CarLotz bylaws may discourage New CarLotz stockholders from bringing a lawsuit against New CarLotz directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against New CarLotz directors and officers, even though such an action, if successful, might otherwise benefit New CarLotz and its stockholders. In addition, your investment may be adversely affected to the extent New CarLotz pays the costs of settlement and damage awards against New CarLotz directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any New CarLotz or Acamar Partners director, officer or employee for which indemnification is sought.
Description of Warrants
Pursuant to the Warrant Agreement, each whole warrant entitles the registered holder to purchase one share of New CarLotz common stock at a price of  $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the merger. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of New CarLotz common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of the merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New CarLotz will not be obligated to deliver any shares of New CarLotz common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of New CarLotz common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New CarLotz common stock is available, subject to New CarLotz satisfying its obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and New CarLotz will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
New CarLotz has agreed that as soon as practicable, but in no event later than 15 business days after the Closing of the merger, it will use its reasonable best efforts to file with the SEC, and within 60 business days following the merger to have declared effective, a registration statement covering the issuance of the shares of New CarLotz common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of New CarLotz common stock until the warrants expire or are redeemed. Notwithstanding the above, if the New CarLotz common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New CarLotz may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New CarLotz so elects, it will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash.   Once the warrants become exercisable, New CarLotz may call the warrants for redemption:
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in whole and not in part;

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at a price of  $0.01 per warrant;

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upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

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if, and only if, the last reported sale price of New CarLotz common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New CarLotz sends the notice of redemption to the warrant holders.

New CarLotz will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of New CarLotz common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by New CarLotz, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
New CarLotz has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New CarLotz issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New CarLotz common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption of Warrants for shares of New CarLotz common stock.   Commencing 90 days after the warrants become exercisable, New CarLotz may redeem the outstanding warrants (including both public warrants and Private Placement Warrants):
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in whole and not in part;

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at a price equal to a number of shares of New CarLotz common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of New CarLotz common stock (as defined below), except as otherwise described below;

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upon a minimum of 30 days’ prior written notice of redemption; and

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if, and only if, the last reported sale price of New CarLotz common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which New CarLotz sends the notice of redemption to the warrant holders.

The numbers in the table below represent the “redemption prices” or the number of shares of New CarLotz common stock that a warrant holder will receive upon redemption by New CarLotz pursuant to this redemption feature, based on the “fair market value” of the shares of New CarLotz common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of New CarLotz Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New CarLotz common stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of New CarLotz common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, New CarLotz may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 shares of New CarLotz common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of New CarLotz common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, New CarLotz may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 shares of New CarLotz common stock for each whole warrant. Finally, as reflected in the table above, New CarLotz can redeem the warrants for no consideration in the event that the warrants are “out of the money” (i.e., the trading price of New CarLotz common stock is below the exercise price of the warrants) and about to expire.
Any warrants held by New CarLotz officers or directors will be subject to this redemption feature, except that such officers and directors shall only receive “fair market value” for such warrants so redeemed (“fair market value” for such warrants held by New CarLotz officers or directors being defined as the last reported sale price of the warrants on such redemption date).
This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the New CarLotz common stock is trading at or above $10.00 per share, which may be at a time when the trading price of New CarLotz common stock is below the exercise price of the warrants. Acamar Partners established this redemption feature to provide New CarLotz with the flexibility to redeem the warrants for shares of New CarLotz common stock, instead of cash, for “fair value” without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants for Cash”. Holders of the warrants will, in effect, receive a number of shares representing fair value for their warrants based on a Black-Scholes option pricing model with fixed volatility input. This redemption right provides New CarLotz not only with an additional mechanism by which to redeem all of the outstanding warrants, in this case, for shares of New CarLotz common stock, and therefore have certainty as to (1) New CarLotz’ capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (2) to the amount of cash provided by the exercise of the warrants and available to New CarLotz, and also provides a ceiling to the theoretical value of the warrants as it locks in the “redemption prices” New CarLotz would pay to warrant holders if it chose to redeem warrants in this manner. New CarLotz will effectively be required to pay fair value to warrant holders if it chooses to exercise this redemption right and it will allow New CarLotz to quickly proceed with a redemption of the warrants for shares of New CarLotz common stock if it determines it is in its best interest to do so. As such, New CarLotz would redeem the warrants in this manner when it believes it is in its best interest to update its capital structure to remove the warrants and pay fair value to the warrant holders. In particular, it would allow New CarLotz to quickly redeem the warrants for shares of New CarLotz common stock, without having to negotiate a redemption price with the warrant holders, which in some situations, may allow New CarLotz to more quickly and easily close a business combination. In addition, the warrant holders will have the ability to exercise the warrants prior to redemption if they should choose to do so.
As stated above, New CarLotz can redeem the warrants when the New CarLotz common stock is trading at a price starting at $10.00, which is below the exercise price of  $11.50, because it will provide certainty with respect to its capital structure and cash position while providing warrant holders with fair value (in the form of shares of New CarLotz common stock). If New CarLotz chooses to redeem the warrants when the New CarLotz common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New CarLotz common stock than they would have received if they had chosen to wait to exercise their warrants for shares of New CarLotz common stock if and when New CarLotz common stock is trading at a price higher than the exercise price of $11.50.
No fractional shares of New CarLotz common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, New CarLotz will round down to the nearest whole number of the number of shares of New CarLotz common stock to be issued to the holder. Any redemption of the warrants for shares of New CarLotz common stock will apply to both the public warrants and the Private Placement Warrants.
Redemption Procedures and Cashless Exercise.   If New CarLotz calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis”. In determining whether to require all holders to exercise their warrants on a “cashless basis”, New CarLotz management will consider, among other factors, New CarLotz’ cash position, the number of warrants that are outstanding and the dilutive effect on New CarLotz stockholders of issuing the maximum number of shares of New CarLotz common stock issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New CarLotz common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New CarLotz common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the New CarLotz common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New CarLotz management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New CarLotz common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Acamar Partners believes this feature is an attractive option to New CarLotz if it does not need the cash from the exercise of the warrants after the merger. If New CarLotz calls the warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New CarLotz in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of New CarLotz common stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments.   If the number of outstanding shares of New CarLotz common stock is increased by a stock dividend payable in shares of New CarLotz common stock, or by a split-up of shares of New CarLotz common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New CarLotz common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New CarLotz common stock. A rights offering to holders of New CarLotz common stock entitling holders to purchase shares of New CarLotz common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New CarLotz common stock equal to the product of  (1) the number of shares of New CarLotz common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New CarLotz common stock) multiplied by (2) one minus the quotient of  (x) the price per share of New CarLotz common stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for New CarLotz common stock, in determining the price payable for New CarLotz common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “fair market” value means the volume weighted average price of New CarLotz common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of New CarLotz common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New CarLotz, at any time while the warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of New CarLotz common stock on account of such shares of New CarLotz common stock (or other shares of New CarLotz capital stock into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends (and in those other cases applicable per the terms of the Warrant Agreement), then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New CarLotz common stock in respect of such event.
If the number of outstanding shares of New CarLotz common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New CarLotz common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New CarLotz common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New CarLotz common stock.
Whenever the number of shares of New CarLotz common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New CarLotz common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New CarLotz common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of New CarLotz common stock (other than those described above or that solely affects the par value of such shares of New CarLotz common stock), or in the case of any merger or consolidation of New CarLotz with or into another corporation (other than a consolidation or merger in which New CarLotz is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of New CarLotz common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New CarLotz as an entirety or substantially as an entirety in connection with which New CarLotz is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New CarLotz common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash)

receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event, provided, however, that if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by New CarLotz in connection with redemption rights held by New CarLotz stockholders as provided for in the New CarLotz proposed charter) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of New CarLotz common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New CarLotz common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement, provided, further, that, if less than 70% of the consideration receivable by the holders of New CarLotz common stock in such a transaction is payable in the form of New CarLotz common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.
The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. Acamar Partners believes the Black-Scholes model is a commonly accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The warrants were issued in registered form under a Warrant Agreement between the American Stock Transfer & Trust Company, as warrant agent, and Acamar Partners. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New CarLotz, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of New CarLotz common stock and any voting rights until they exercise their warrants and receive shares of New CarLotz common stock. After the issuance of shares of New CarLotz common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Relationships and Related Person Transactions — New CarLotz
New CarLotz Stockholders Agreement
Upon the consummation of the merger, New CarLotz will enter into the New CarLotz Stockholders Agreement pursuant to which (i) Michael W. Bor will be nominated to the New CarLotz board of directors so long as he is the CEO of New CarLotz or he, together with his affiliated family trusts, holds at least 10% of the outstanding shares of New CarLotz common stock, (ii) TRP will have the right to nominate two directors to the New CarLotz board of directors so long as it holds at least 10% of the outstanding shares of New CarLotz common stock, (iii) the Sponsor will have the right to nominate two directors to the New CarLotz board of directors, one of whom shall be an independent director, so long as the Sponsor holds at least 3% of the outstanding shares of New CarLotz common stock and (iv) all other directors (who will be independent) will be nominated by the nominating and corporate governance committee of the New CarLotz board of directors. See “Certain Other Agreements Related to the Merger — New CarLotz Stockholders Agreement”, which disclosure is incorporated herein by reference.
Registration Rights and Lock-up Agreement
On or prior to the Closing Date, Acamar Partners, the Sponsor and the New Holders will enter into the Registration Rights and Lock-Up Agreement. Pursuant to the Registration Rights and Lock-Up Agreement, New CarLotz will be obligated to provide customary demand and “piggyback” registration rights for certain stockholders and New CarLotz will be obligated to pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act. Additionally, the Registration Rights and Lock-Up Agreement further provides for the securities of New CarLotz held by certain of the New Holders to, subject to certain exceptions, be locked-up until the earliest of: (i) 180 days from the Closing Date; (ii) the last consecutive trading day where the sale price of the New CarLotz common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; or (iii) such date on which New CarLotz completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New CarLotz stockholders having the right to exchange their shares of New CarLotz common stock for cash, securities or other property. See “Certain Other Agreements Related to the Merger — Registration Rights and Lock-Up Agreement”, which disclosure is incorporated herein by reference.
Procedures with Respect to Review and Approval of Related Person Transactions
In connection with the merger, New CarLotz expects to adopt a formal written policy for the review and approval of transactions with related persons.
Certain Relationships and Related Person Transactions — CarLotz
As part of the PIPE Investment, TRP has committed to purchase 1,000,000 PIPE Shares for $10,000,000, and Michael W. Bor has committed to purchase 166,000 PIPE Shares for $1,660,000.
In the normal course of business, Orange Grove Fleet Solutions, LLC (“Orange Grove”) may purchase vehicles from CarLotz, as well as sell off-lease vehicles through CarLotz. These transactions are handled as those with any other third party and on terms consistent with those agreed with other customers. Subsequent to CarLotz becoming the sole member of Orange Grove on September 13, 2018, such sales have been eliminated in consolidation.
CarLotz incurs monthly management fees of $21,000 payable to TRP, of which $310,000, $250,000, $250,000 and $73,000 has been paid or accrued as of September 30, 2020 and for the years ended December 31, 2019, 2018 and 2017, respectively. The management fee expenses are reflected as Management Fee Expense — Related Party on the audited consolidated financial statements of CarLotz.

CarLotz has a payable to TRP, totaling $4.6 million, $3.1 million and $1.4 million as of September 30, 2020, December 31, 2019 and December 31, 2018, respectively, and has included this balance in accrued expenses on its consolidated balance sheet included in CarLotz’ consolidated financial statements.
Endurance Dealer Services LLC, which is owned by TRP, underwrites and administers contracts sold by CarLotz and ultimately reinsured by Orange Peel Protection Reinsurance, Ltd., a wholly-owned subsidiary of CarLotz.
In 2019, as part of its normal course of business, CarLotz entered into a Master Services Agreement with Flex Fleet Rental LLC, as one of the vehicle sourcing partners that CarLotz services. TRP is an investor in Flex Fleet Rental LLC.
Certain Relationships and Related Person Transactions — Acamar Partners
In November 2018, the Sponsor purchased an aggregate of 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On April 9, 2019, 985,670 Founder Shares were returned by the Sponsor to Acamar Partners for no consideration and cancelled because the underwriters’ over-allotment option in connection with the Acamar Partners IPO was not exercised in full. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares of Acamar Partners common stock.
The Sponsor purchased an aggregate of 6,074,310 Private Placement Warrants for a purchase price of $1.50 per warrant in a private placement that occurred simultaneously with the closing of the Acamar Partners IPO. As such, the Sponsor’s interest in this transaction is valued at $9,111,465. Each Private Placement Warrant entitles the holder thereof to purchase one share of Acamar Partners Class A common stock at a price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement. The Private Placement Warrants (including the Acamar Partners Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of Acamar Partners’ initial business combination.
As part of the PIPE Investment, the Sponsor has committed to purchase 250,000 PIPE Shares for $2,500,000.
Acamar Partners entered into an Administrative Services Agreement pursuant to which it pays Enso Advisory, an affiliate of the Sponsor, a total of $37,000 per month for office space, administrative support and salaries to be paid to employees of Enso Advisory for due diligence and related services in connection with Acamar Partners’ search for a target company. Juan Duarte Hinterholzer, Acamar Partners’ Chief Operating Officer and a managing member of the Sponsor, and Joseba Asier Picaza Ucar, Acamar Partners’ Chief Financial Officer and Secretary and a managing member of the Sponsor, are the managing members of Enso Advisory. Messrs. Duarte and Picaza are employees of Enso Advisory. Juan Carlos Torres Carretero, Acamar Partners’ Chairman and a managing member of the Sponsor, Raffaele R. Vitale, Acamar Partners’ President and a managing member of the Sponsor, and Mr. Solorzano, Acamar Partners’ Chief Executive Officer and Director and a managing member of the Sponsor, are advisors to Enso Advisory. None of these individuals are paid from the monthly fee Acamar Partners pays Enso Advisory. Upon completion of Acamar Partners’ initial business combination or Acamar Partners’ liquidation, Acamar Partners will cease paying these monthly fees. Accordingly, in the event the consummation of Acamar Partners’ initial business combination takes the maximum 24 months, Enso Advisory will be paid a total of $888,000 ($37,000 per month) for office space, administrative support and due diligence and related services in connection with Acamar Partners’ search for a target company.
The Sponsor and Acamar Partners’ officers and directors and any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on Acamar Partners’ behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Acamar Partners’ behalf.
The Sponsor (directly or through its affiliates) agreed to loan Acamar Partners up to $400,000 under an unsecured promissory note to be used for a portion of the expenses of the Acamar Partners IPO. These loans were non-interest bearing, unsecured and were due at the earlier of June 30, 2019 and the closing of the Acamar Partners IPO. These loans were repaid upon completion of the Acamar Partners IPO.
In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, an affiliate of the Sponsor or Acamar Partners’ officers and directors may, but are not obligated to, loan Acamar Partners funds as may be required. If Acamar Partners completes its initial business combination, Acamar Partners would repay such loaned amounts out of the proceeds of the Trust Account released to Acamar Partners. In the event that Acamar Partners’ initial business combination does not close, Acamar Partners may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such loans made to Acamar Partners by the Sponsor, an affiliate of the Sponsor or Acamar Partners’ officers and directors may be convertible into Acamar Partners common stock and warrants at a price of $10.00 for each combination of one share and one-third of a warrant, at the option of the lender at the time of the business combination. Such units would be identical to the units sold in the Acamar Partners IPO except that the warrants underlying such units would be identical to the Private Placement Warrants issued to the Sponsor. The terms of such loans by the Sponsor, an affiliate of the Sponsor or Acamar Partners’ officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than the Sponsor, an affiliate of the Sponsor or Acamar Partners’ officers and directors, if any, as Acamar Partners does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.
After Acamar Partners’ initial business combination, members of Acamar Partners management team who remain with Acamar Partners, if any, may be paid consulting, management or other fees from the combined company. The amount and terms of any such compensation is not currently known. It will be up to the directors of the post-combination business to determine executive officer and director compensation.

EXPERTS
The financial statements of Acamar Partners Acquisition Corp. as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from November 7, 2018 (inception) to December 31, 2018, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Acamar Partners Acquisition Corp. to continue as a going concern, as described in Note 1 to the financial statements), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of CarLotz, Inc. as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in this proxy statement/prospectus/consent solicitation statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as set forth in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
The legality of shares of Acamar Partners Class A common stock offered pursuant to this proxy statement/prospectus/consent solicitation statement will be passed upon for Acamar Partners by Simpson Thacher & Bartlett LLP.

OTHER MATTERS
As of the date of this proxy statement/prospectus/consent solicitation statement, the Acamar Partners board of directors does not know of any matters that will be presented for consideration at the Acamar Partners Special Meeting other than as described in this proxy statement/prospectus/consent solicitation statement. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting. If any other matters properly come before the Acamar Partners Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Acamar Partners and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, Acamar Partners will deliver a separate copy of the proxy statement/prospectus/consent solicitation statement to any stockholder at a shared address to which a single copy of the proxy statement/prospectus/consent solicitation statement was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus/consent solicitation statement may likewise request delivery of single copies of the proxy statement in the future. Stockholders may notify Acamar Partners of their requests by calling or writing Acamar Partners at its principal executive offices at (786) 264-6680 and 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131.

WHERE YOU CAN FIND MORE INFORMATION
Acamar Partners files reports, proxy statements, prospectuses and other information with the SEC as required by the Exchange Act. You can read Acamar Partners’ SEC filings, including this proxy statement/prospectus/consent solicitation statement, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus/consent solicitation statement or if you have questions about the merger or the proposals to be presented at the Acamar Partners Special Meeting, you should contact Acamar Partners by telephone or in writing:
Acamar Partners Acquisition Corp.
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131
(786) 264-6680
Attention: Secretary
You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:
Call Toll-Free: (800) 662-5200
Banks and Brokers Call: (203) 658-9400
Email: acam.info@investor.morrowsodali.com
If you are a stockholder of Acamar Partners and would like to request documents, please do so by January 13, 2021 to receive them before the Acamar Partners Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
All information contained in this proxy statement/prospectus/consent solicitation statement relating to Acamar Partners has been supplied by Acamar Partners, and all such information relating to CarLotz has been supplied by CarLotz. Information provided by either Acamar Partners or CarLotz does not constitute any representation, estimate or projection of any other party.
Neither Acamar Partners nor CarLotz has authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus/consent solicitation statement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus/consent solicitation statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus/consent solicitation statement does not extend to you. The information contained in this proxy statement/prospectus/consent solicitation statement speaks only as of the date of this proxy statement/prospectus/consent solicitation statement unless the information specifically indicates that another date applies.

APPRAISAL RIGHTS
The merger has been approved by the CarLotz board of directors in compliance with the CarLotz Shareholders’ Agreement and constitutes an “Approved Sale” under the CarLotz Shareholders’ Agreement. Pursuant to the CarLotz Shareholders’ Agreement, CarLotz stockholders parties thereto have agreed to, among other things, waive any dissenters’ or appraisal rights and all other rights with respect to any “Approved Sale” under the DGCL. Therefore, if you are a CarLotz stockholder who is a party to the CarLotz Shareholders’ Agreement, you may not be entitled to exercise the appraisal rights under Section 262 of the DGCL with respect to the merger.
Under the DGCL, if a CarLotz stockholder does not wish to accept the merger consideration provided for in the merger agreement, does not consent to the adoption of the merger agreement and the merger is consummated, such stockholder has the right to seek appraisal of his, her or its shares of CarLotz common stock and to receive payment in cash for the fair value of his, her or its shares of CarLotz common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of CarLotz common stock. These rights are known as appraisal rights. The “fair value” of such shares of CarLotz common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of CarLotz common stock under the terms of the merger agreement. CarLotz stockholders who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. CarLotz stockholders who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the merger agreement.
This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a CarLotz stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex D to this proxy statement/prospectus/consent solicitation statement. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of CarLotz common stock immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of CarLotz common stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
Section 262 of the DGCL requires that where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, stockholders entitled to appraisal rights must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective date of the merger. Only those CarLotz stockholders who did not submit a written consent adopting the merger agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by CarLotz. If given at or after the effective date of the merger, the notice must also specify the effective date of the merger; otherwise, a supplementary notice will provide this information. This proxy statement/prospectus/consent solicitation statement is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.
Following CarLotz’ receipt of sufficient written consents to adopt the merger agreement, CarLotz will send all non-consenting CarLotz stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents and the availability of appraisal rights. A CarLotz stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all CarLotz stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the merger agreement. As described below, you must also continue to hold your shares through the effective date of the merger.
If you elect to demand appraisal of your shares of CarLotz common stock, you must, within 20 days after the date of mailing of the notice, make a written demand for the appraisal of your shares of CarLotz common stock to CarLotz, at the specific address that will be included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.
A CarLotz stockholder wishing to exercise appraisal rights must hold of record the shares of CarLotz common stock on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record the shares of CarLotz common stock through the effective date of the merger. Appraisal rights will be lost if your shares of CarLotz common stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.
If you and/or the record holder of your shares of CarLotz common stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the merger is completed, your shares of CarLotz common stock (assuming that you hold them through the effective time of the merger) will be converted into the right to receive the merger consideration in respect thereof, as provided for in the merger agreement, but without interest, and you will have no appraisal rights with respect to such shares.
As noted above, a holder of shares of CarLotz common stock wishing to exercise his, her or its appraisal rights must, within 20 days after the date of mailing of the notice of appraisal rights, make a written demand for the appraisal of his, her or its shares of CarLotz common stock. The demand must reasonably inform CarLotz of the identity of the stockholder of record and his, her or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of CarLotz common stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of CarLotz common stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of CarLotz common stock, fully and correctly, as the stockholder’s name appears on the CarLotz stock certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name and must state that the person intends thereby to demand appraisal of the stockholder’s shares of CarLotz common stock in connection with the merger. The demand cannot be made by the beneficial owner of shares of CarLotz common stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of CarLotz common stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform CarLotz of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of CarLotz common stock are owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian), execution of the demand for appraisal should be made in that capacity. If the shares of CarLotz common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of CarLotz common stock as a nominee for others may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of CarLotz common stock as to which appraisal is sought. Where no number of shares of CarLotz common stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of CarLotz common stock held in the name of the record holder. Stockholders who hold their shares of CarLotz common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.
At any time within 60 days after the effective date of the merger, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her or its shares of CarLotz common stock by delivering to CarLotz a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of CarLotz. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any CarLotz stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If CarLotz does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of CarLotz common stock.
Within 120 days after the effective date of the merger, either CarLotz (as the surviving corporation of the merger) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of CarLotz common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon CarLotz. Acamar Partners has no present intent to cause CarLotz to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that CarLotz will file a petition. Accordingly, it is the obligation of the holders of CarLotz common stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of CarLotz common stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective date of the merger, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from CarLotz a statement setting forth the aggregate number of shares of CarLotz common stock for which a written consent adopting the merger agreement was not submitted and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by CarLotz or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of CarLotz common stock may, in such person’s own name, file a petition for appraisal or request from CarLotz such statement.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon CarLotz, then CarLotz will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of CarLotz common stock and with whom agreements as to the value of their shares of CarLotz common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of CarLotz common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of CarLotz common stock, the Delaware Court of Chancery will appraise such shares of CarLotz common stock, determining their fair value as of the effective date of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the CarLotz stock certificates, representing their shares of CarLotz common stock. Holders of CarLotz common stock considering seeking appraisal should be aware that the fair value of their shares of CarLotz common stock as determined under Section 262 of the DGCL could be more or less than or the same as the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of CarLotz common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, CarLotz may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.
No representation is made as to the outcome of the appraisal of fair value as determined by the court, and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the merger consideration. Moreover, none of Acamar Partners or CarLotz anticipates offering more than the merger consideration to any stockholder exercising appraisal rights, and Acamar Partners and CarLotz reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of CarLotz common stock is less than the per share merger consideration.
FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of CarLotz common stock who may wish to pursue appraisal rights should consult their legal and financial advisors.
Holders of Acamar Partners common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

INDEX TO FINANCIAL STATEMENTS
CARLOTZ FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of CarLotz, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CarLotz, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan
October 29, 2020
We have served as the Company’s auditor since 2020.

CarLotz, Inc. and Subsidiaries — Consolidated Balance Sheets
December 31, 2019 and 2018
(In thousands, except share data)
	2019	2018
Assets
Current Assets:
Cash and cash equivalents	$3,214	$1,019
Restricted cash	888	551
Accounts receivable, net	3,256	2,412
Inventories	7,625	10,160
Other current assets	234	228
Total Current Assets	15,217	14,370
Property and equipment, net	631	1,030
Lease vehicles, net	444	731
Other assets	343	305
Total Assets	$16,635	$16,436
Liabilities, Redeemable Convertible Preferred Stock, Stockholders’ Equity (Deficit)
Current Liabilities:
Long-term debt, current	$2,825	$6
Floor plan notes payable	6,739	8,697
Promissory note	—	418
Accounts payable	2,134	742
Accrued expenses	1,576	1,051
Accrued expenses – related party	3,102	1,351
Other current liabilities	434	205
Total Current Liabilities	16,810	12,470
Long-term debt, less current portion	—	11
Redeemable convertible preferred stock tranche obligation	3,755	3,261
Other liabilities	931	301
Total Liabilities	21,496	16,043
Commitments and Contingencies (Note 16)	—	—
Redeemable Convertible Preferred Stock:
Series A Preferred Stock $0.001 stated value; authorized 3,052,127 shares; issued and outstanding 2,034,751 and 1,220,851 shares, as of December 31, 2019 and 2018, respectively; aggregate liquidation preference of approximately $34,300 and $19,931 as of December 31, 2019 and 2018, respectively	17,560	8,670
Stockholders’ Equity (Deficit):
Common stock, $0.001 par value; authorized 7,600,000 shares, issued 3,869,118 shares, and outstanding 3,716,526 shares	4	4
Additional paid-in capital	6,560	8,026
Accumulated deficit	(27,485)	(14,807)
Treasury stock, $0.001 par value; 152,592 shares	(1,500)	(1,500)
Total Stockholders’ Equity (Deficit)	(22,421)	(8,277)
Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$16,635	$16,436

See notes to consolidated financial statements.

CarLotz, Inc. and Subsidiaries — Consolidated Statements of Operations
Years Ended December 31, 2019, 2018, and 2017
(In thousands, except per share and share data)
	2019	2018	2017
Revenues:
Retail vehicle sales	$90,382	$53,448	$41,758
Wholesale vehicle sales	8,454	3,153	1,340
Finance and insurance, net	3,117	1,608	974
Lease income, net	533	142	—
Total Revenues	102,486	58,351	44,072
Cost of sales (exclusive of depreciation)	93,780	52,708	38,519
Gross Profit	8,706	5,643	5,553
Operating Expenses:
Selling, general and administrative	18,305	11,661	7,254
Depreciation expense	504	338	218
Management fee expense – related party	250	250	73
Total Operating Expenses	19,059	12,249	7,545
Loss from Operations	(10,353)	(6,606)	(1,992)
Interest Expense	651	466	414
Other Income (Expense), net
Management fee income – related party	—	127	180
Change in fair value of warrants liability	24	(2)	50
Change in fair value of redeemable convertible preferred stock tranche obligation	(1,396)	(272)	(79)
Other income (expense)	(291)	662	(210)
Total Other Income (Expense), net	(1,663)	515	(59)
Loss Before Income Tax Expense	(12,667)	(6,557)	(2,465)
Income Tax Expense	11	3	4
Net Loss	$(12,678)	$(6,560)	$(2,469)
Redeemable convertible preferred stock dividends (undeclared and cumulative)	(1,579)	(1,014)	(274)
Net loss attributable to common stockholders	$(14,257)	$(7,574)	$(2,743)
Net loss per share attributable to common stockholders, basic and diluted	$(3.84)	$(2.04)	$(0.75)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	3,716,526	3,716,526	3,660,679
See notes to consolidated financial statements.

CarLotz, Inc. and Subsidiaries — Consolidated Statements of Redeemable
Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Years Ended December 31, 2019, 2018, and 2017
(In thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount			Shares	Amount
Balance January 1, 2017	—	$—	3,638,126	$4	$6,993	$(5,778)	—	$—	$1,219
Net loss	—	—	—	—	—	(2,469)	—	—	(2,469)
Purchase of treasury stock	—	—	—	—	—	—	(152,592)	(1,500)	(1,500)
Conversion of debt to equity	—	—	230,992	—	2,000	—	—	—	2,000
Redeemable convertible preferred stock issuance	1,220,851	8,670	—	—	—	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	(274)	—	—	—	(274)
Stock-based compensation	—	—	—	—	170	—	—	—	170
Balance December 31, 2017	1,220,851	$8,670	3,869,118	$4	$8,889	$(8,247)	(152,592)	$(1,500)	$(854)
Net loss	—	—	—	—	—	(6,560)	—	—	(6,560)
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	(1,014)	—	—	—	(1,014)
Stock-based compensation	—	—	—	—	151	—	—	—	151
Balance December 31, 2018	1,220,851	$8,670	3,869,118	$4	$8,026	$(14,807)	(152,592)	$(1,500)	$(8,277)
Net loss	—	—	—	—	—	(12,678)	—	—	(12,678)
Redeemable convertible preferred stock issuance	813,900	8,890	—	—	—	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	(1,579)	—	—	—	(1,579)
Stock-based compensation	—	—	—	—	113	—	—	—	113
Balance December 31, 2019	2,034,751	$17,560	3,869,118	$4	$6,560	$(27,485)	(152,592)	$(1,500)	$(22,421)

See notes to consolidated financial statements.

CarLotz, Inc. and Subsidiaries — Consolidated Statements of Cash Flows
Years Ended December 31, 2019, 2018, and 2017
(In thousands, except share data)
	2019	2018	2017
Cash Flow from Operating Activities
Net loss	$(12,678)	$(6,560)	$(2,469)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation – property and equipment	260	253	218
Depreciation – lease vehicles	244	85	—
Loss on disposition of property and equipment	321	—	44
Gain on sale of lease vehicles	—	(16)	—
Provision for doubtful accounts	(14)	(30)	51
Share-based compensation expense	113	151	170
Change in fair value of warrants liability	(24)	2	(50)
Change in fair value of redeemable convertible preferred stock tranche obligation	1,396	272	79
Other	—	(599)	177
Change in Operating Assets and Liabilities:
Accounts receivable	(830)	(706)	(636)
Inventories	2,883	(4,810)	(2,855)
Other current assets	(6)	48	(63)
Other assets	(38)	(164)	(60)
Accounts payable	1,392	223	(79)
Accrued expenses	525	133	3
Accrued expenses – related party	172	(9)	72
Other current liabilities	229	20	(108)
Other liabilities	582	(54)	183
Net Cash Used in Operating Activities	(5,473)	(11,761)	(5,323)
Cash Flows from Investing Activities
Cash related to consolidation of Orange Grove	—	5	—
Purchase of property and equipment	(235)	(474)	(204)
Proceeds from sale of lease vehicles	—	119	—
Purchase of lease vehicles	(252)	(12)	—
Net Cash Used in Investing Activities	(487)	(362)	(204)
Cash Flows from Financing Activities
Issuance of redeemable convertible preferred stock, net	7,988	—	11,580
Purchase of treasury stock	—	—	(1,500)
Payments made on long-term debt	(8)	(4)	—
Borrowings on long-term debt	3,000	—	—
Payments of debt issuance costs	(112)	—	—
Payments on floor plan notes payable	(41,711)	(24,567)	(11,531)
Borrowings on floor plan notes payable	39,753	29,171	14,160
Payments made on promissory note	(418)	(97)	—
Net Cash Provided by Financing Activities	8,492	4,503	12,709
Net Change in Cash and Cash Equivalents and Restricted Cash	2,532	(7,620)	7,182
Cash and cash equivalents and restricted cash, beginning	1,570	9,190	2,008
Cash and cash equivalents and restricted cash, ending	$4,102	$1,570	$9,190
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$684	$436	$441
Supplementary Schedule of Non-cash Investing and Financing Activities:
Transfer from property and equipment to inventory	$53	$26	$—
Transfer from lease vehicles to inventory	$295	$—	$—
Redeemable convertible preferred stock distributions accrued	$1,579	$1,014	$274
Purchase of property and equipment with long-term debt	$—	$21	$—
Conversion from debt to equity	$—	$—	$2,000
Promissory note based on consolidation of Orange Grove	$—	$515	$—
Issuance of common stock warrants	$72	$—	$—
Settlement of redeemable convertible preferred stock tranche obligation	$(902)	$—	$—
Issuance date fair value of redeemable convertible preferred stock tranche obligation	$—	$—	$2,910
See notes to consolidated financial statements.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Note 1 — Description of Business
CarLotz, Inc. and its wholly-owned subsidiaries (collectively, the “Company”) is a used vehicle consignment and retail marketing company based in Richmond, Virginia. The Company offers an innovative and one-of-a-kind consumer and commercial used vehicle consignment and sales business model, with an online marketplace and eight retail hub locations throughout the United States, including in Florida, Illinois, North Carolina, Texas, and Virginia.
CarLotz, Inc. was formed as a Delaware corporation and commenced operations in 2011.
Subsidiaries are consolidated when the parent is deemed to have control over the subsidiaries’ operations. Investments in which the Company has the ability to exercise significance influence, but does not have a controlling interest, are accounted for using the equity method.
Subsidiary Operations
CarLotz, Inc. owns 100% of Orange Grove Fleet Solutions, LLC (a Virginia LLC), 100% of Orange Peel Protection Reinsurance Co. Ltd. (a Turks and Caicos Islands, British West Indies company) and 100% of Orange Peel LLC (a Delaware LLC) which owns 100% of Orange Peel Reinsurance, Ltd. (a Turks and Caicos Islands, British West Indies company).
Orange Grove Fleet Solutions, LLC (“Orange Grove”)
Orange Grove is primarily engaged in the leasing of fleet vehicles to commercial customers and was originally established as a joint venture with a third party to expand Orange Grove’s products to the Company’s customer base.
On September 13, 2018, Orange Grove redeemed the 80% membership interest of its majority member (“redemption”). Prior to the redemption, CarLotz, Inc. had a 20% membership interest in Orange Grove and accounted for its investment using the equity method. As a result of the redemption, CarLotz, Inc. became the sole member of Orange Grove. Accordingly, CarLotz, Inc. accounted for the redemption as a business combination (step-acquisition with no consideration transferred) using the acquisition method of accounting under Accounting Standards Codification (“ASC”) 805 Business Combinations. The net assets acquired and liabilities assumed as of September 13, 2018 were not material. In accordance with ASC 805, the Company remeasured its 20% membership interest in Orange Grove at its acquisition date fair value and used the acquisition date fair value of its remeasured interest in determining the fair value of the consideration transferred when applying the acquisition method of accounting. The result of the remeasurement and application of acquisition method of accounting was an immaterial gain on the transaction that is recorded in Other income (expense) in the consolidated statements of operations. Subsequent to the redemption of the majority member interest, CarLotz, Inc. consolidated Orange Grove.
The results of operations of Orange Grove since September 13, 2018 are included in the Company’s consolidated statements of operations. The revenues and results of operations attributable to Orange Grove for the period from the date of acquisition, September 13, 2018, through December 31, 2018 were immaterial. The impact on the Company’s revenues and net loss for purposes of pro forma statements of operations for the years ended December 31, 2018 and 2017 were immaterial.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Principles of Consolidation
The consolidated financial statements include the accounts of CarLotz, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities.
Estimating the change in fair value of the liability for stock warrants requires determining both the fair value valuation model to use and inputs to the valuation model. The stock warrants liability is valued using the Black Scholes pricing model, which is a commonly used valuation model for this type of financial instrument. Inputs that have a significant effect on the stock warrants liability valuation include the expected life of the stock warrants, the fair value per share of the Company’s common stock, volatility of the Company’s common stock fair value, and related dividend yield. See Note 4 — Fair Value of Financial Instruments and Note 10 — Long-term Debt for additional detail.
The fair value of the obligation to purchase future tranches of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) was estimated by utilizing the Black Scholes pricing model and included the impact of the lack of marketability of the instruments. The key inputs for the fair value measurement include the fair value per share of the Company’s Series A Preferred Stock, expected volatility, the remaining years to liquidity, and the risk-free interest rate. The most significant input impacting the fair value of the Series A Preferred Stock tranche obligation is the fair value of the Series A Preferred Stock as of each remeasurement date. The determination of the fair value per share of the redeemable convertible preferred stock is estimated by taking into consideration the most recent sales of redeemable convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. As a private company there is a lack of Company-specific historical and implied volatility information of the Company’s Series A Preferred Stock. Therefore, estimates of expected stock volatility are based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the obligations. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining years to liquidity. See Note 4 — Fair Value of Financial Instruments and Note 17 — Redeemable Convertible Preferred Stock for additional detail.
Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments that are due on demand or have a remaining maturity of three months or less at the date of purchase. The Company places its cash with financial institutions and has balances that generally exceed federally insured amounts.
Restricted Cash
As of December 31, 2019 and 2018, restricted cash was approximately $888 and $551, respectively. The restricted cash is legally and contractually restricted as collateral for two letters of credit issued on behalf of CarLotz, Inc. and of the reinsurance companies for the payment of claims.
Accounts Receivable, Net
Accounts receivable consist primarily of contracts in transit which represent amounts due from financial institutions on retail installment contracts from retail vehicle sales, and also includes receivables related to wholesale vehicle sales.
Concentration of Credit Risk
Concentrations of credit risk with respect to accounts receivables are limited due to the large diversity and number of customers comprising the Company’s customer base.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Inventories
All inventories, which comprised of vehicles and parts held for sale are reported at the lower of cost or net realizable value. Cost of vehicle inventory is determined on a specific identification basis. Vehicles held on consignment are not recorded in the Company’s inventory balance, as title to those vehicles, as well as the principal risks of ownership, remain with the consignors until a customer purchases the vehicle and the vehicle is delivered.
Property and Equipment
Property and equipment are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:
Leasehold Improvements	Lesser of 15 years or underlying lease terms
Equipment, Furniture, and Fixtures	1 – 5 years
Corporate Vehicles	5 years
Lease Vehicles, net
The Company leases vehicles to customers with lease terms that are typically 1 – 4 years. The leases are accounted for as operating leases. Lease income is recorded on a straight line basis over the period the vehicle is rented. Depreciation on the lease vehicles is calculated using the straight-line method over the estimated useful life.
Reinsurance — Deferred Acquisition Costs
The Company defers certain costs of acquiring new contracts. These costs are limited to incremental direct costs that result from the successful acquisition of new contracts and would not have been incurred, had the acquisition of the contract not occurred. Deferred acquisition costs (“DAC”) consist primarily of amounts paid for ceding fees and premium taxes and are amortized over the term of the contracts in relation to premiums earned. Acquisition costs that do not result in the successful acquisition of new contracts, or that would have been incurred even if a new contract was not acquired, are expensed as incurred. DAC are included in other assets on the consolidated balance sheets.
Floor Plan Notes Payable
The Company classifies notes payable for inventory purchased as “Floor plan notes payable” on the accompanying consolidated balance sheets. The Company presents borrowings and repayments on Floor plan notes payable within Cash flows from financing activities on the consolidated statements of cash flows because the Company uses an unaffiliated third-party lender for its floor plan financing arrangement.
Classification and Accretion of Redeemable Convertible Preferred Stock
The Company has classified its Series A Preferred Stock outside of stockholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the control of the Company. Costs incurred in connection with the issuance of Series A Preferred Stock, as well as the recognition of the preferred stock tranche obligation, are recorded as a reduction of gross proceeds from issuance. The Series A Preferred Stock is not currently redeemable because while the holders of the Series A Preferred Stock have the power to direct the Company’s actions through its control of the Company’s board of directors, the deemed liquidation provision is considered a substantive condition that is contingent on the identification of a market participant willing to purchase the Company’s assets for consideration in an amount sufficient to distribute the redemption amount to the holders of the Series A Preferred Stock. Since the Series A Preferred Stock is not currently redeemable and it is not currently probable that it will become redeemable

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
because a change of control feature is not considered probable until the change of control actually occurs, the net carrying value of Series A Preferred Stock is not accreted to its redemption value. See Note 17 — Redeemable Convertible Preferred Stock for additional details.
Reinsurance — Contract Reserves
The Company sells certain finance and insurance contracts that are underwritten by third parties. The Company, through its reinsurance subsidiaries, reinsures those contracts, thereby assuming the risk of loss on the underlying insurance contracts. The Company establishes insurance reserves in accordance with ASC 944, Financial Services — Insurance. These amounts are recorded as Other liabilities on the consolidated balance sheets.
Contract Reserves
Subsequent to the sale of a vehicle to a customer, the Company sells the related retail installment contracts to financial institutions on a non-recourse basis. The Company receives commissions from the financial institutions for these sales. The Company also receive commissions from other third-party providers for the arrangement of the sale of other products such as guaranteed vehicle protection insurance. The Company is subject to future chargebacks in the event of an early contract termination or payoff by customers. A reserve for future amounts estimated to be charged back is recorded as a reduction of Finance and insurance, net in the consolidated statements of operations, at the time of sale. The chargeback reserve is estimated based on the Company’s historical chargeback results and is recorded in Other liabilities on the consolidated balance sheets.
Legal Contingencies
The Company is involved in various claims and legal proceedings that arise in the normal course of business. The Company records an accrual for legal contingencies when it determines that it is probable that it has incurred a liability and it can reasonably estimate the amount of the loss. See Note 16 — Commitments and Contingencies for additional details.
Fair Value Measurements
Fair value as defined under U.S. GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
Level 1:
Observable inputs such as quoted prices in active markets.

Level 2:
Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:
Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and affects how the measurement is classified within the fair value hierarchy levels.
See Note 4 — Fair Value of Financial Instruments for additional information.
Revenues
The Company adopted ASC 606, Revenue from Contracts with Customers on January 1, 2019, using the full retrospective method. ASC 606 prescribes a five-step model that includes: (1) identify the contract;

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
(2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) performance obligations are satisfied. Based on the way the Company historically recognized revenue, the adoption of ASC 606 did not have an impact on the amount or timing of its revenue recognition and the Company recognized no cumulative effect adjustment upon adoption.
In accordance with ASC 606, the Company recognizes revenue upon transfer of control of goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Control passes to the retail and wholesale vehicle sales customer when the title is delivered to the customer, who then assumes control of the vehicle.
Cost of Sales
Cost of sales includes the cost to acquire used vehicles and the related reconditioning costs to prepare the vehicles for resale. Vehicle reconditioning costs include parts, labor, inbound transportation costs, and other costs such as mechanical inspection, vehicle preparation supplies and repair costs. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.
Sales Tax
The Company collects and remits sales tax on vehicle sales and sales of parts. Sales tax collected is not included in revenues and remittances are not included in cost of sales. Sales tax collected is recorded as a liability, with the liability relieved upon remittance of payments to tax authorities.
Selling, General, and Administrative Expenses
Selling, general and administrative expenses primarily include compensation and benefits, advertising, facilities cost, technology expenses, logistics, and other administrative expenses. Advertising costs are expensed as incurred and were $3,803, $1,871, and $1,217 for the years ended December 31, 2019, 2018, and 2017, respectively.
Equity-Based Compensation
The Company classifies equity-based awards granted in exchange for services as either equity awards or liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Both equity and liability awards are measured based on the fair value of the award at the grant date, however, liability awards are then re-measured to fair value each reporting period. The Company recognizes equity-based compensation on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, less actual forfeitures. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of equity-based compensation is recognized. If the award is deemed probable of being earned, related equity-based compensation is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of equity-based compensation recognized will also change. See Note 18 — Stock-Based Compensation Plan for additional information on equity-based compensation.
Redeemable Convertible Preferred Stock Tranche Obligation
The Company classified the Series A Preferred Stock tranche obligations for the future purchase, and option to purchase, three additional tranches of Series A Preferred Stock (See Note 4 — Fair Value of Financial Instruments and Note 17 — Redeemable Convertible Preferred Stock for additional detail) as a liability on its consolidated balance sheets as the Series A Preferred Stock tranche obligations are freestanding financial instruments that required the Company to transfer equity instruments upon future closings of the Series A Preferred Stock. The Series A Preferred Stock tranche obligations were initially recorded at fair

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
value upon the date of issuance and were subsequently remeasured to fair value at each reporting date. Changes in the fair value of the Series A Preferred Stock tranche obligation were recognized as a component of Other Income (Expense), net in the consolidated statements of operations. Changes in the fair value of the second Series A Preferred Stock tranche obligations were recognized until the tranche obligations were fulfilled in the first and second quarter of 2019.
Income Tax
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), contract expenses, and certain accrued expenses. Deferred tax assets and liabilities represent future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.
Deferred income taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. A valuation allowance has been established for all deferred tax assets because the Company has incurred cumulative losses in recent years and the Company has not determined that the net deferred tax assets are more likely than not to be realized. In future periods, if the Company determines it is more likely than not that the deferred tax assets will be realized, the valuation allowance may be reduced, and an income tax benefit recorded.
Net Loss Per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its Series A Preferred Stock to be participating securities. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. However, net loss is not allocated to the Series A Preferred Stock as the holders of the Company’s Series A Preferred Stock do not have a contractual obligation to share in the Company’s losses.
Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net loss attributable to common stockholders is calculated by adjusting the net loss for the accrual of cumulative and undeclared dividends on Series A Preferred Stock outstanding during the period.
Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for all potentially dilutive common stock equivalents outstanding during the period. Potentially dilutive securities consist of Series A Preferred Stock, stock options, warrants, and convertible notes payable. Since the Company has reported net losses for all periods presented, the Company has excluded all potentially dilutive securities from the calculation of the diluted net loss per share attributable to common stockholders as their effect is antidilutive and accordingly, basic and diluted net loss per share attributable to common stockholders is the same for all periods presented. (See Note 20 — Net Loss Per Share Attributable to Common Stockholders for additional detail)
Segments
The Company’s chief operating decision maker (“CODM”) is its chief executive officer. The Company derives its revenue primarily from sales of automobiles via retail and wholesale channels. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, the Company determined that it has one reportable segment.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Recently Issued Accounting Pronouncements
In February 2016, the Financial accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes the underlying asset available to the lessee. For lessors, accounting for leases is substantially the same as in prior periods. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new leases standard. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, and early adoption is permitted. For leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. While the Company expects the adoption of this standard to result in an increase to the reported assets and liabilities, it has not yet determined the full impact the adoption of this standard will have on its financial statements and related disclosures.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years beginning after December 15, 2022 and for interim periods within those fiscal years. The Company is currently evaluating the impact of this standard to the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements or related disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal — Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements or related disclosures.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities, which addresses the cost and complexity of financial reporting associated with consolidation of variable interest entities (“VIE”). ASU 2018-17 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The new guidance must be applied on a retrospective basis as a cumulative-effect adjustment as of the date of adoption. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements or related disclosures because the Company does not currently have any indirect interests through related parties under common control for which it receives decision making fees.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the impact of this standard to the consolidated financial statements.
Note 3 — Revenue Recognition
Disaggregation of Revenue
The significant majority of the Company’s revenue is from contracts with customers related to the sales of vehicles. In the following tables, revenue is disaggregated by major lines of goods and services and timing of transfer of goods and services. The Company has determined that these categories depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.
The tables below include disaggregated revenue:
	2019
	Vehicle Sales	Fleet Management	Total
Retail vehicle sales	$90,382	$—	$90,382
Wholesale vehicle sales	8,454	—	8,454
Finance and insurance, net	3,117	—	3,117
Lease income, net	—	533	533
Total Revenues	$101,953	$533	$102,486
	2018
	Vehicle Sales	Fleet Management	Total
Retail vehicle sales	$53,448	$—	$53,448
Wholesale vehicle sales	3,153	—	3,153
Finance and insurance, net	1,608	—	1,608
Lease income, net	—	142	142
Total Revenues	$58,209	$142	$58,351
	2017
	Vehicle Sales	Fleet Management	Total
Retail vehicle sales	$41,758	$—	$41,758
Wholesale vehicle sales	1,340	—	1,340
Finance and insurance, net	974	—	974
Lease income, net	—	—	—
Total Revenues	$44,072	$—	$44,072

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
The following table summarizes revenues and cost of sales for retail and wholesale vehicle sales for the years ended December 31, 2019, 2018, and 2017:
	2019	2018	2017
Retail vehicles:
Retail vehicle sales	$90,382	$53,448	$41,758
Retail vehicle cost of sales	84,534	48,523	36,679
Gross Profit – Retail Vehicles	$5,848	$4,925	$5,079
Wholesale vehicles:
Wholesale vehicle sales	$8,454	$3,153	$1,340
Wholesale vehicle cost of sales	9,246	4,185	1,840
Gross Profit – Wholesale Vehicles	$(792)	$(1,032)	$(500)
Retail Vehicle Sales
The Company sells used vehicles to retail customers through its several retail hub locations. The transaction price for used vehicles is a fixed amount as set forth in the customer contract, and the revenue recognized by the Company is inclusive of the agreed upon transaction price and any service fees. Customers frequently trade-in their existing vehicle to apply toward the transaction price of a used vehicle. Trade-in vehicles represent noncash consideration which the Company measures at estimated fair value of the vehicle received on trade. The Company satisfies its performance obligation and recognizes revenue for used vehicle sales at a point in time when the title to the vehicle passes to the customer, at which point the customer controls the vehicle.
The Company receives payment for used vehicle sales directly from the customer at the time of sale or from third-party financial institutions within a short period of time following the sale if the customer obtains financing.
The Company’s return policy allows customers to initiate a return during the first three days or 500 miles after delivery, whichever comes first. A return reserve is estimated based on the Company’s historical activity and is recorded in Other liabilities in the consolidated balance sheets.
Wholesale Vehicle Sales
The Company sells wholesale vehicles primarily through auction as wholesale vehicles often do not meet the Company’s standards for retail vehicle sales. The Company satisfies its performance obligation and recognizes revenue for wholesale vehicle sales at a point in time when the vehicle is sold at auction or directly to a wholesaler and title to the vehicle passes to the customer.
Finance and Insurance, net
The Company provides customers with options for financing, insurance, and extended warranties. Extended warranties sold beginning January 1, 2019 are serviced by a company owned by a holder of Series A Preferred Stock. All other services are provided by third-party vendors and the Company has agreements with each of these vendors giving the Company the right to offer such services.
When a customer selects a service from these third-party vendors, the Company earns a commission based on the actual price paid or financed. The Company concluded that it is an agent for these transactions because it does not control the products before they are transferred to the customer. Accordingly, the Company recognizes finance and insurance revenue at the point in time when the customer enters into the contract.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Note 4 — Fair Value of Financial Instruments
Items Measured at Fair Value on a Recurring Basis
As of December 31, 2019 and 2018, the Company held certain assets and liabilities that were required to be measured at fair value on a recurring basis.
The following tables are summaries of fair value measurements and hierarchy level as of December 31, 2019 and 2018:
	2019
	Level 1	Level 2	Level 3
Assets:
Money market funds	$688	$—	$—
Liabilities:
Redeemable convertible preferred stock tranche obligation	—	—	3,755
Stock warrants liability	—	—	115
Total Liabilities:	$—	$—	$3,870
	2018
	Level 1	Level 2	Level 3
Assets:
Money market funds	$351	$—	$—
Liabilities:
Redeemable convertible preferred stock tranche obligation	—	—	3,261
Stock warrants liability	—	—	67
Total Liabilities:	$—	$—	$3,328
Money market funds consist of highly liquid investments with original maturities of three months or less and classified in restricted cash in the accompanying consolidated balance sheets.
The Company recognizes transfers between the levels as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers between the levels for the years ended December 31, 2019 and 2018.
The following tables set forth a summary of changes in the estimated fair value of the Company’s Level 3 Series A Preferred Stock tranche obligation and Level 3 stock warrants liability for the years ended December 31, 2019 and 2018:
Year-ended December 31, 2019	January 1,	Issuances	Settlements	Change in Fair Value	December 31,
Redeemable convertible preferred stock tranche obligation	$3,261	$—	$(902)	$1,396	$3,755
Stock warrants liability	67	72	—	(24)	115
Total	$3,328	$72	$(902)	$1,372	$3,870
Year-ended December 31, 2018	January 1,	Issuances	Settlements	Change in Fair Value	December 31,
Redeemable convertible preferred stock tranche obligation	$2,989	$—	$—	$272	$3,261
Stock warrants liability	65	—	—	2	67
Total	$3,054	$—	$—	$274	$3,328

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
The fair value of the obligation to purchase future tranches of Series A Preferred Stock was estimated by utilizing the Black Scholes pricing model. The inputs into the Black Scholes pricing model included significant unobservable inputs. The table below summaries the significant inputs used when valuing the Series A Preferred Stock tranche obligation as of December 31, 2019 and 2018:
	2019	2018
Expected volatility	45.00%	60.00%
Expected dividend yield	0.00%	0.00%
Expected term (in years)	5 years	6 years
Risk-free interest rate	1.69%	2.55%
Marketability discount	50.00%	60.00%
Fair Value of Financial Instruments Not Measured at Fair Value on a Recurring Basis
The carrying amounts of restricted cash, accounts receivable, and accounts payable approximate fair value because their respective maturities are less than three months. The carrying value of the floor plan notes payable outstanding as of December 31, 2019 and 2018 approximates fair value due to its variable interest rate determined to approximate current market rates. The promissory note outstanding as of December 31, 2018 was issued on September 13, 2018 and had a maturity date within one year of the date of issuance. The promissory note was entered into at prevailing interest rates on the date of issuance. Given the short-term nature of the promissory note and the elapsed time period between the date of issuance and the year-ended December 31, 2018, its fair value was determined to approximate its carrying value as of December 31, 2018. The convertible note payable was issued on December 20, 2019 and was entered into at prevailing interest rates on the date of issuance. Given the proximity of the issuance of the convertible note payable to December 31, 2019, the fair value of the convertible note payable was determined to approximate carrying value as of December 31, 2019.
Note 5 — Accounts Receivable, Net
Accounts receivable consist of the following as of December 31, 2019 and 2018:
	2019	2018
Contracts in transit	$2,645	$2,098
Trade	202	261
Finance commission	87	69
Other	349	25
Total	3,283	2,453
Allowance for doubtful accounts	(27)	(41)
Total Accounts Receivable, net	$3,256	$2,412
Contracts in transit are typically collected within fifteen days. Other amounts due are from third parties as a result of vehicle sales and parts sold or services provided. Receivables also include commissions on aftermarket products. Receivables from the sale of vehicles are secured by the related vehicles. Receivables arising from the sale of parts and service are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.
The carrying amount of receivables is reduced by an allowance for doubtful accounts that reflects management’s best estimate of the amounts that will not be collected. Management reviews each receivable balance monthly, and, based on historical bad debt experience and management’s evaluation of customer creditworthiness, estimates that portion, if any, of the balance that will not be collected. No interest is charged on delinquent receivables.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Note 6 — Inventory and Floor Plan Notes Payable
Inventory consists of the following as of December 31, 2019 and 2018:
	2019	2018
Used vehicles	$7,592	$10,069
Parts	33	91
Total	$7,625	$10,160
As of December 31, 2019, the Company has a $12,000 revolving floor plan facility with Automotive Finance Corporation (“AFC”) to finance the acquisition of used vehicle inventory. Borrowings under this facility accrue interest at a variable rate based on the most recent prime rate plus 2.00% per annum. The weighted average interest rate on the floor plan notes payable was 6.75% and 7.50% as of December 31, 2019 and 2018, respectively.
Floor plan notes payable are generally due upon the sale of the related used vehicle inventory.
Note 7 — Property and Equipment, Net
Property and equipment consist of the following as of December 31, 2019 and 2018:
	2019	2018
Leasehold improvements	$688	$1,096
Furniture, fixtures, and equipment	715	723
Corporate vehicles	104	201
Total property and equipment	1,507	2,020
Less: accumulated depreciation	(876)	(990)
Property and Equipment, net	$631	$1,030
Depreciation expense for property and equipment was approximately $260, $253, and $218 for the years ended December 31, 2019, 2018, and 2017, respectively.
Note 8 — Lease Vehicles, Net
Lease vehicles, net consists of the following as of December 31, 2019 and 2018:
	2019	2018
Vehicles	$1,083	$1,333
Less: accumulated depreciation	(639)	(602)
Total Lease Vehicles, net	$444	$731
Depreciation expense for lease vehicles, net was approximately $244 and $85 for the years ended December 31, 2019, and 2018, respectively. There were no lease vehicles for the year ended December 31, 2017. Lease vehicles are leased to end customers under various noncancelable operating leases with terms ranging up to five years and payments varying from $298 to $805 (actual) per month.
When a customer requests a vehicle lease, the Company may enter into a lease with its customer for a vehicle owned by the Company. Income received for leases of owned vehicles under noncancelable operating leases is recorded in Lease income, net in the consolidated statements of operations.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
The following table summarizes minimum rental payments due to the Company on leases of owned vehicles under noncancelable operating leases having initial or remaining noncancelable terms in excess of one year as of December 31, 2019:
Year	Minimum Rental Receipts Under Operating Leases
2020	$149
2021	25
2022	8
2023	2
Total	$184
Note 9 — Other Assets
Other Assets consists of the following as of December 31, 2019 and 2018:
	2019	2018
Other Current Assets:
Lease receivable, net	$13	$41
Deferred acquisition costs	32	12
Prepaid expenses	189	175
Total Other Current Assets	$234	$228
Other Assets:
Lease receivable, net	$38	$39
Deferred acquisition costs	50	10
Security deposits	255	256
Total Other Assets	$343	$305
The following table summarizes deferred acquisition costs that the Company has deferred and is amortizing over the effective term of the related contracts as of December 31, 2019 and 2018:
	2019	2018
Beginning	$22	$22
Written	93	16
Amortized	(33)	(16)
Ending	82	22
Less: current portion	32	12
Non-current	50	10
Total Deferred Acquisition Costs	$82	$22

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
Note 10 — Long-term Debt
Long-term debt consists of the following as of December 31, 2019 and 2018:
	2019	2018
Term note payable	$9	$17
Convertible notes payable, net	2,816	—
	2,825	17
Current portion of long-term debt	(2,825)	(6)
Long-term Debt	$—	$11
Term Note Payable
The Company has a note payable to a financial institution due in monthly installments of approximately $1 including interest of 16.01% through December 2020. The note is secured by real property.
Convertible Notes Payable
On December 20, 2019, the Company entered into a note purchase agreement (“NPA”) with AFC. AFC’s parent company is also a common equity holder of the Company. Under this agreement, AFC agreed to purchase up to $5,000 in notes, with the initial tranche equal to $3,000 and up to two additional tranches of at least $1,000 on or prior to September 20, 2021. For each note of $1,000 or portion thereof that AFC purchases, AFC receives stock warrants constituting 0.20% of the Company’s fully-diluted common stock.
In December 2019, AFC purchased the initial tranche of $3,000 which were recorded as a convertible notes payable net of issuance costs totaling approximately $112 and net of the fair value of stock warrants issued of $72. The note accrues interest at 6.00% on a 365-day basis and the outstanding interest payable as of December 31, 2019 is approximately $6.
AFC has the right to convert this note into a variable number of shares of the Company’s common stock at any time. The note is due on demand and is reflected as Long-term debt, current on the accompanying consolidated balance sheets. Since the note has a conversion price that was not in the money at the date of issuance there was no beneficial conversion feature recorded. On the date of issuance, the Company also assessed the conversion feature for possible derivative treatment (under ASC 815 Derivatives and Hedging) and determined the conversion feature did not meet the definition of a derivative because the embedded conversion option requires physical settlement and the underlying shares to be delivered upon conversion are not readily convertible to cash.
For the initial tranche of $3,000, stock warrants were issued that equate to 0.60% ownership if exercised as noted in the NPA. The fair value of the stock warrants has been estimated using the Black-Scholes pricing model with the following weighted average assumptions:
Maturity	5 years
Risk-free interest rate	1.69%
Volatility	60.00%
Dividend yield	0.00%
Weighted average fair value per share	1.81
Management has determined that the stock warrants issued during 2019 had a total fair market value of approximately $72. The exercise price of the stock warrants is $0.01 per share (actual). The stock warrants are only exercisable upon a sale or change of control. No stock warrants were exercised during the year.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
The stock warrants met the definition of a derivative in accordance with ASC 815 and were classified as obligations because they permit a cash exercise which is considered a contractual net settlement provision. The fair value of the stock warrants has been included in Other liabilities in the consolidated balance sheets. Changes in the fair value of the stock warrants liability were recognized as a component of Other income (expense), net in the consolidated statements of operations.
The following is an analysis of stock warrants to purchase shares of the Company’s common stock issued and outstanding as of December 31, 2019 and 2018:
	2019	2018
Stock warrants outstanding	23,460	23,460
Stock warrants issued with convertible notes payable	45,121	—
Stock warrants cancelled	—	—
Stock warrants exercised	—	—
Stock warrants vested	68,581	23,460
Note 11 — Accrued Expenses
Accrued expenses consist of the following as of December 31, 2019 and 2018:
	2019	2018
License and title fees	$399	$203
Payroll and bonuses	388	308
Deferred rent	300	255
Other accrued expenses	489	285
Total Accrued Expenses	$1,576	$1,051
Note 12 — Promissory Notes
During 2018, Orange Grove issued a promissory note of approximately $515 to the former holder of the 80% membership interest in Orange Grove, with an interest rate of 8.00%, as part of the consideration for the redemption of such membership interest (See Note 1 — Description of Business). As of December 31, 2018, the promissory note balance was $418. The balance was paid in full during the year ended December 31, 2019. Interest expense for the years ended December 31, 2019 and 2018 was $19 and $11, respectively.
Note 13 — Other Liabilities
Other Liabilities consists of the following as of December 31, 2019 and 2018:
	2019	2018
Other Liabilities, Current
Unearned insurance premiums	$434	$205
Other Liabilities
Unearned insurance premiums	719	172
Other long-term liabilities	97	62
Stock warrants liability	115	67
Other Liabilities, Long-term	$931	$301
Note 14 — Lease Commitments
The Company leases its operating facilities from various third parties under noncancelable operating leases. The leases require various monthly rental payments ranging from approximately $3 to $36 with

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
various ending dates through August 2029. The leases are triple net, whereby the Company is liable for taxes, insurance, and repairs. Rent expense for all operating facility leases was approximately $2,000, $1,000, and $700 for the years ended December 31, 2019, 2018, and 2017, respectively. Most of these leases have escalating rent payments which are expensed on a straight-line basis and are included in deferred rent, within accrued expenses on the accompanying consolidated balance sheets.
The following is a table of facility lease commitments due for the next five years, and thereafter as of December 31, 2019:
Total Per Year
2020	$1,976
2021	1,963
2022	1,995
2023	1,830
2024	878
Thereafter	1,409
Total	$10,051
The Company also leases vehicles from an unrelated third party under noncancelable operating leases and leases these same vehicles to end customers with similar lease terms, with the exception of the interest rate. The leases require various monthly rental payments from the Company ranging from $291 to $1,770 (actual) with various ending dates through December 2023.
The following is a schedule of the approximate future minimum lease payments due to third parties and the related expected future receipts related to these lease vehicles as of December 31, 2019:
	Payments Due to Third Parties	Future Receipts
2020	$979	$1,609
2021	819	1,315
2022	398	634
2023	129	192
2024	12	18
Total	$2,337	$3,768
Note 15 — Related Party Transactions
During the normal course of business, Orange Grove may purchase used vehicles from CarLotz, Inc. as well as sell off-lease vehicles through CarLotz, Inc. These transactions were immaterial prior to the consolidation of Orange Grove, and the transactions were handled as any other third party with terms the same as other customers. Subsequent to the Company becoming sole member of Orange Grove on September 13, 2018, such sales have been eliminated in consolidation.
Prior to becoming the sole member of Orange Grove and as part of the arrangement with the previous majority owner, Orange Grove paid a management fee to CarLotz, Inc. and reimbursed CarLotz, Inc. for the salaries and expenses of the employees dedicated to the business of the fleet vehicle joint venture. For the years ended December 31, 2018 and 2017, management fee income received from Orange Grove was approximately $127 and $180, and expense reimbursements totaled approximately $250 and $73, respectively. The management fee and expense reimbursement ceased when CarLotz, Inc. became the sole member of Orange Grove.
The Company incurs monthly management fees of $21 payable to the holders of Series A Preferred Stock, of which $250, $250 and $73 has been paid or accrued for the years ended December 31, 2019, 2018,

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
and 2017, respectively. The management fee expenses are reflected as Management fee expense — related party on the accompanying consolidated statements of operations.
The Company has a payable to the holder of Series A Preferred Stock, totaling approximately $3,100 and $1,400 as of December 31, 2019 and 2018, respectively, which is included in Accrued expenses — related party on the accompanying consolidated balance sheets. These expenses were immaterial for the years ended December 31, 2019 and 2018.
Note 16 — Commitments and Contingencies
The Company sells retail installment contracts to financial institutions without recourse. Some buyers of the contracts retain portions of the finance commissions as reserves against early payoffs. The Company is subject to chargebacks against such income in the event of a cancellation or early payoff.
The Company’s facilities are subject to federal, state, and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with the applicable federal and state requirements.
The Company is involved in certain legal matters that it considers incidental to its business. In management’s opinion, none of these legal matters will have a material effect on the Company’s financial position or the results of operations.
Note 17 — Redeemable Convertible Preferred Stock
The Amended and Restated Certificate of Incorporation of the Company provides for two classes of ownership: Common stock and Series A Preferred Stock. The holder of Series A Preferred Stock receives distribution priority in order of 1.5 times the sum of any unpaid returns and unreturned capital contributions. Preferred returns are calculated at an 8.00% annual rate. Unpaid cumulative distributions are approximately $2,900 and $1,300 as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the Series A Preferred Stock has a liquidation preference of $34,300 and $19,931, respectively. Upon liquidation of the Company, proceeds in excess of the Series A Preferred Stock would be shared pro rata among all stockholders based on the number of shares. The unpaid cumulative distributions are included as accrued expenses — Related Party on the accompanying consolidated balance sheets.
The Company’s Series A Preferred Stock is classified as temporary equity. ASC 480 Distinguishing Liabilities from Equity, Accounting Series Release 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity, in temporary equity. The Series A Preferred Stock is redeemable for cash and other assets on the occurrence of a deemed liquidation event such as a change of control which is considered an event that is not solely within the control of the Company because the holders of the Series A Preferred Stock control the Company’s Board of Directors.
The Company’s September 2017 issuance and sale of Series A Preferred Stock is to be issued in four tranches on different dates. The first issuance of 1,220,851 preferred shares occurred in September 2017. The second tranche closing of 813,900 shares was contingent upon the achievement of certain performance conditions before December 31, 2020 (“Tranche Two Performance Date”) or the waiver of the performance conditions by the holders of the Series A Preferred Stock. The performance conditions are defined in the Series A Preferred Stock Purchase Agreement and are based on the achievement of operating metrics such as earnings before interest, taxes, depreciation, and amortization exceeding targets for existing stores, achievement of opening a minimum number of new stores and meeting financial targets for those new stores, corporate overhead goals, and commercial vehicle sales objectives. Upon the attainment or waiver of the performance conditions, the founding stockholders of the Company may cause the Company to issue and

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
sell to the Series A Preferred Stockholders the shares contemplated in the second tranche closing. The Company classified the obligation for the future purchase of additional shares under the second closing as a liability on the Company’s consolidated balance sheets as the obligation met the definition of a freestanding financial instrument. This Series A Preferred Stock tranche liability was initially recorded at a fair value of $482 upon the date of issuance and was subsequently remeasured to fair value at each reporting date using Level 3 fair value inputs. Changes in the fair value of the Series A Preferred Stock tranche obligation were recognized as a component of other income (expense), net in the consolidated statements of operations until the tranche obligation was fulfilled and extinguished. The second tranche was funded in two separate closings in January 2019 for 305,188 shares and May 2019 for 508,712 shares.
The 2017 Series A Preferred Stock Purchase Agreement contains two additional funding dates such that, contingent upon the Tranche Two Performance Date, the stockholders of the Series A Preferred Stock have the right, but not the obligation, to purchase an additional 508,688 shares in each tranche at a price equal to the original issuance purchase price. The third and fourth tranche obligations were initially recorded at a fair value of $1,214 each and were subsequently remeasured to fair value at each reporting date with changes in the fair value of the Series A Preferred Stock tranche obligation recognized in other income (expense), net in the consolidated statements of operations.
Significant terms of the outstanding Series A Preferred Stock are as follows:
1)   Conversion — Each share of Series A Preferred Stock may be converted into shares of common stock based upon dividing the original issue price of the Series A Preferred Stock by the conversion price. Conversion is (a) at the option of the preferred stockholders and (b) mandatory upon the closing of an initial public offering of the Company’s common stock, meeting certain minimum requirements with respect to net cash proceeds, and upon the consent of a majority of the outstanding shares of Series A Preferred Stock. In accordance with ASC 480, the conversion feature was determined to be clearly and closely related to the host contract and was not bifurcated from the equity-like host instrument and accounted for separately. In addition, the conversion feature was not determined to be a beneficial conversion feature because there was zero intrinsic value to the conversion option at the commitment date.
2)   Dividends — The holders of Series A Preferred Stock are entitled to receive, in any fiscal year, cumulative dividends which accrue at the rate of 8.00% of the original issuance price, plus all accrued but unpaid dividends, compounded quarterly. As of December 31, 2019 and 2018, the aggregate cumulative preferred dividends were approximately $2,900 and $1,300, respectively, or an amount per outstanding share of Series A Preferred Stock of $1.41 and $1.05, respectively.
3)   Liquidation — In the event of any liquidation, dissolution or winding-up of the Company, either voluntarily or involuntarily, the holders of Series A Preferred Stock are entitled to receive from the remaining assets of the Company available for distribution, before any payment shall be made in respect of the common stock, an amount equal to 1.5 times the sum of the per share original issuance price of Series A Preferred Stock, plus any dividends thereon declared but unpaid. If the assets of the Company available for distribution are not sufficient to pay the full amount of distribution, plus any dividends thereon declared but unpaid, such assets will be distributed ratably in proportion to the respective amounts per share that each holder is entitled to receive.
4)   Redemption — Shares of Series A Preferred Stock are not subject to mandatory redemption.
5)   Voting Rights — Each share of Series A Preferred Stock has voting rights equal to the number of common shares into which it is convertible. Additionally, upon the initial funding of the Series A Preferred Stock, the holders of the Series A Preferred Stock were entitled to elect three members to the Company’s Board of Directors. Upon the funding of the second tranche of the Series A Preferred Stock, the Series A holders were entitled to elect a total of five directors to the Company’s Board of Directors.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
6)   Other Rights — At any time from and after September 15, 2024, the holders of the Series A Preferred Stock may cause a Sale of the Company by means of an Initial Public Offering or a sale of all Series A Preferred Stock owned by the holders and an exercise of its drag-along rights, a controlled auction, or a negotiated sale to a third party. These rights are subject to right of first offer from the founding stockholders to purchase the Company in the event a sales process is initiated by the holders of the Series A Preferred Stock.
Note 18 — Stock-Based Compensation Plan
2011 Stock Option Plan
In March 2011, the Company adopted a stock incentive plan (the “2011 Stock Option Plan”) to promote the long-term growth and profitability of the Company. The 2011 Stock Option Plan does this by providing senior management and other employees with incentive to improve shareholder value and contribute to the growth and financial success of the Company by granting equity instruments to these stakeholders. In February 2012, the Company set aside 325,660 shares of common stock for the 2011 Stock Option Plan under an amended stock incentive plan.
The Company estimates the fair value of stock options related to the 2011 Stock Option Plan using the Black-Scholes pricing model. The Black-Scholes-Merton option-pricing model requires the use of subjective inputs such as stock price volatility. Changes in the inputs can materially affect the fair value estimates and ultimately the amount of stock-based compensation expense that is recognized. The weighted average inputs used and resulting fair values of the stock options for the 2011 Stock Option Plan were as follows, for the year ended December 31, 2017:
2017
Expected volatility	80.00%
Expected dividend yield	0.00%
Expected term (in years)	5 years
Risk-free interest rate	1.94%
During 2019 and 2018, there were no grants related to the 2011 Stock Option Plan.
No expected dividends or forfeitures were included in the model as no dividends have been paid or are expected to be paid and no options are expected to be forfeited.
The expected life input is based on the contractual term as per the agreements with employees, the risk-free interest rate input is based on U.S. Treasury instruments and the volatility input is calculated based on the implied volatility of publicly traded companies in a similar industry with adjustments for size, revenues, and business life cycle. The fair value of shares was estimated based on the Company’s per share price for common stock from the Company’s last financing round.
No options were exercised during 2019 or 2018 related to the 2011 Stock Option Plan. Share-based compensation expense totaled approximately $113, $151, and $170 for 2019, 2018, and 2017, respectively, and has been included in selling, general, and administrative expenses in the accompanying consolidated statements of operations.

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
The following table summarizes the number of options outstanding and weighted average exercise price related to the shares set aside for the 2011 Stock Option Plan:
	Number of Options	Weighted Averaged Exercise Price
Balance (January 1, 2017)	145,000	$5.86
Granted	30,150	6.82
Forfeited	—	—
Balance (December 31, 2017)	175,150	5.99
Granted	—	—
Forfeited	(13,500)	5.56
Balance (December 31, 2018)	161,650	6.07
Granted	—	—
Forfeited	(7,500)	6.82
Balance (December 31, 2019)	154,150	6.03
Vested (as of December 31, 2019)	136,450	$5.93
The following summarizes certain information about stock options vested and expected to vest as of December 31, 2019 related to the 2011 Stock Option Plan:
	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Outstanding	154,150	2.67 years	$6.03
Exercisable	136,450	2.67 years	$5.93
As of December 31, 2019, there was approximately $88 of total unrecognized compensation cost related to unvested stock based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.07 years.
Aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the option exercise price and the estimated fair value of the Company’s common stock at the time such option exercises. This intrinsic value changes based on changes in the fair value of the Company’s underlying stock. There were no options exercised in the years ended December 31, 2019, 2018, or 2017. The aggregate intrinsic value for options outstanding and options exercisable as of December 31, 2019 is $0.
2017 Stock Option Plan
During the year ended December 31, 2017, the Company adopted a stock incentive plan (the “2017 Stock Option Plan”) to promote the long-term growth and profitability of the Company. The 2017 Stock Option Plan does this by providing senior management and other employees with incentive to improve shareholder value and contribute to the growth and financial success of the Company by granting various equity arrangements to these stakeholders. The Company set aside 601,875 shares of common stock for the 2017 Stock Option Plan. During 2019 and 2018, the Company granted employees a total of 154,000 and 261,552 stock options, respectively, related to the 2017 Stock Option Plan. There were no 2017 Stock Option Plan options granted in 2017.
The terms of the 2017 Stock Option Plan provide for vesting upon certain market and performance conditions including achieving certain triggering events including specified levels of return on investment

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
upon a sale of the Company. Because the 2017 Stock Option plan has a market-based vesting condition, an open-form valuation model was used to value the options. All options related to the 2017 Stock Option Plan have an exercise price of $9.82 per share. All options related to the 2017 Stock Option Plan expire 10 years after the grant date which ranges from March 2028 to October 2029.
The following summarizes the number of options outstanding and weighted average exercise price related to shares set aside for the 2017 Stock Option Plan:
	Number of Units	Weighted Averaged Exercise Price
Balance (January 1, 2018)	—	—
Granted	261,552	$9.82
Forfeited	(6,500)	9.82
Balance (December 31, 2018)	255,052	9.82
Granted	154,000	9.82
Forfeited	(129,876)	9.82
Balance (December 31, 2019)	279,176	$9.82
The weighted average grant date fair value of options granted during the year ended December 31, 2019, was $0.26.
As of December 31, 2019, there was approximately $73 of total unrecognized compensation cost related to unvested stock options related to the 2017 Stock Option Plan. Management determined no compensation expense was required for the 2017 Stock Option Plan during the years ended December 31, 2019 and 2018 as no triggering events have occurred or were determined to be probable of occurring.
Note 19 — Income Taxes
The Company’s income tax expense consisted of the following for the years ended December 31, 2019, 2018, and 2017:
	2019	2018	2017
Current Income Tax Expense:
Federal	$—	$—	$—
State and local	11	3	4
Total Current Income Tax Expense	11	3	4
Deferred Income Tax Expense:
Federal	—	—	—
State and local	—	—	—
Total Income Tax Expense	$11	$3	$4
Deferred income taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. The significant components of the Company’s estimated deferred tax assets and liabilities as of December 31, 2019 and 2018 are as follows:

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
	2019	2018
Deferred Tax Assets:
Net operating losses	$5,881	$3,259
Contract expense	262	307
Other	809	569
Total deferred tax assets	6,952	4,135
Less: valuation allowance	(6,910)	(3,986)
Net Deferred Tax Assets	42	149
Deferred Tax Liabilities
Fixed assets	(42)	(149)
Total deferred tax liabilities	(42)	(149)
Net Deferred Tax Liabilities	(42)	(149)
Net Deferred Tax Assets/Liabilities	$—	$—
A valuation allowance has been established for all deferred tax assets because the Company has incurred cumulative losses in recent years and the Company has not determined that the net deferred tax assets are more likely than not to be realized. In future periods, if the Company determines it is more likely than not that the deferred tax assets will be realized, the valuation allowance may be reduced, and an income tax benefit recorded. The following table presents the change in the deferred tax asset valuation allowance for the years ended December 31, 2019, 2018, and 2017:
	2019	2018	2017
January 1,	$3,986	$2,008	$2,116
Additions – Charged	2,924	1,731	—
Deductions – Charged	—	—	(108)
Other		247
December 31,	$6,910	$3,986	$2,008
As of December 31, 2019, the Company has Federal net operating loss carryforwards of approximately $23,500, of which $6,400 will expire at various dates from 2031 – 2038 and $17,000 will carryforward indefinitely but can only be used up to 80.00% of taxable income. Certain tax attributes of the net operating loss carryforwards may be subject to an annual limitation as a result of a change of ownership in prior years as defined under Internal Revenue Code Section 382.
The differences between income tax benefit expected at the U.S. federal statutory income tax rates of 21.00% (for 2019 and 2018) and 35.00% (for 2017) and the reported income tax expense are summarized as follows:

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
	2019	2018	2017
Loss Before Income Tax Expense	$(12,667)	$(6,557)	$(2,465)
Income tax benefit at federal statutory rates	(2,660)	(1,377)	(838)
State and local income taxes	(471)	(238)	(81)
Investment remeasurement	—	(126)	—
Valuation allowances	2,924	1,731	(108)
Impact of federal rate change	—	—	991
Change in fair value of redeemable convertible preferred stock tranche obligation	293	57	27
Other	(75)	(44)	13
Total Income Tax Expense	$11	$3	$4
Effective Tax Rate	(.09)%	(.05)%	(.16)%
On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35.00% to 21.00% for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of foreign earnings.
The Company recorded a provisional amount of approximately $991 for the enactment date income tax effects of the Tax Act at December 31, 2017. The Company completed the accounting for all enactment date income tax effects of the Tax Act with no changes to the provisional amount. The provisional amount relates to the remeasurement of deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future.
Income tax returns are filed in the U.S. including multiple state jurisdictions and are subject to examination by tax authorities in the jurisdictions where the Company operates. The Company has open tax years from 2017 to 2019. The Company has determined that it does not have any unrecognized tax benefits or obligations as of December 31, 2019 and 2018.
Note 20 — Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2019, 2018, and 2017:
	2019	2018	2017
Numerator:
Net loss	$(12,678)	$(6,560)	$(2,469)
Redeemable Convertible Preferred Stock dividends (undeclared and cumulative)	(1,579)	(1,014)	(274)
Net loss attributable to common stockholders	(14,257)	(7,574)	(2,743)
Denominator:
Weighted average shares outstanding, basic and diluted	3,716,526	3,716,526	3,660,679
Net loss per share attributable to common stockholders, basic and diluted	$(3.84)	$(2.04)	$(0.75)

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
The following table summarizes the outstanding potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders because the impact of including them would have been antidilutive for the years ended December 31, 2019, 2018, and 2017:
	2019	2018	2017
Redeemable Convertible Preferred Stock outstanding	2,034,751	1,220,851	1,220,851
Convertible notes payable	282,211	—	—
Stock warrants	68,581	23,460	22,985
Stock options outstanding to purchase shares of common stock	433,326	416,702	175,150
Total	2,818,869	1,661,013	1,418,986
Note 21 — Concentrations
The suppliers who accounted for 10% or more of the Company’s total purchases and its outstanding balance of accounts payable are presented as follows:
	Total purchases from vendor to total purchases for the year ended December 31,
Vendor	2019	2018	2017
Vendor A	—%	—%	12%
Vendor B	12%	—%	—%
	Accounts payable to the vendor as of December 31,
Vendor	2019	2018
Vendor A	$—	$—
Vendor B	$257	$—
The Company believes there are other suppliers that could be substituted should the supplier become unavailable or non-competitive.
For the years ended December 31, 2019, 2018, and 2017, no customers accounted for more than 10% of the Company’s revenue.
Note 22 — Subsequent Events
In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through October 29, 2020, the date the financial statements were available to be issued.
Acamar Partners Acquisition Corp. Merger
On October 21, 2020, the Company entered into an Agreement and Plan of Merger (the “Agreement”) among the Company, Acamar Partners Acquisition Corp., (“Acamar”), an entity listed on the Nasdaq Capital Market (“Nasdaq”) under the trade symbol ACAM, Acamar Partners Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Acamar (“Merger Sub”), providing for, among other things, and subject to the conditions therein, the combination of the Company and Acamar pursuant to the proposed merger of Merger Sub with and into the Company with the Company continuing as the surviving entity (the “Merger”). As a result of the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive newly issued shares of Acamar’s Class A common stock, as calculated pursuant to the terms of the Agreement.
COVID
Subsequent to the balance sheet date, the World Health Organization declared the outbreak and spread of the COVID-19 virus a pandemic. The outbreak is disrupting supply chains and impacting production

CarLotz, Inc. and Subsidiaries — Notes to Consolidated Financial Statements
(In thousands, except share data)
and sales across a wide range of industries. The full economic impact of this pandemic has not been determined, including the impact on the Company’s suppliers, customers, and credit markets.
In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law on March 27, 2020. The CARES Act provides for the establishment of the Payroll Protection Program (PPP), a new loan program under the Small Business Administration’s 7(a) program providing loans to qualifying businesses. Additionally, loans originated under this program may be forgiven, in whole or in part, if certain criteria are met.
The Company received a PPP loan totaling approximately $1,700. In order to be forgiven, funds from the loan may only be used for allowable expenses as defined in the PPP, which include various payroll costs and certain nonpayroll costs. The Company believes it has used the proceeds of the loan for qualifying expenses under the PPP. However, additional steps must be taken to apply for and receive forgiveness. Any unforgiven portion of the PPP loan is payable over two years and bears interest at 1.00%, with repayments deferred for six months from the date of the loan. The full amount of the PPP loan will be repaid in connection with the closing of the Merger.
Convertible Notes Payable
Subsequent to December 31, 2019, the Company entered into an Amendment to the Note and Warrant Purchase Agreement to allow for up to four additional tranches of $500 each instead of two additional tranches of at least $1,000 each as stated in the original note agreement. As a result, the Company issued a second tranche of convertible notes of $500 subsequent to December 31, 2019.

CarLotz, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except per share data)
	September 30, 2020	December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	$3,742	$3,214
Restricted cash	461	888
Marketable securities – at fair value	975	—
Accounts receivable, net	2,961	3,256
Inventories	8,426	7,625
Other current assets	481	234
Total Current Assets	17,046	15,217
Property and equipment, net	519	631
Lease vehicles, net	200	444
Other assets	315	343
Total Assets	$18,080	$16,635
Liabilities, Redeemable Convertible Preferred Stock, Stockholders’ Equity (Deficit)
Current Liabilities:
Long-term debt, current	$3,321	$2,825
Floor plan notes payable	6,696	6,739
Accounts payable	3,027	2,134
Accrued expenses	2,347	1,576
Accrued expenses – related party	4,576	3,102
Other current liabilities	319	434
Total Current Liabilities	20,286	16,810
Long-term debt, less current portion	1,749	—
Redeemable convertible preferred stock tranche obligation	2,793	3,755
Other liabilities	1,672	931
Total Liabilities	26,500	21,496
Commitments and Contingencies (Note 16)	—	—
Redeemable Convertible Preferred Stock:
Series A Preferred Stock $0.001 stated value; authorized 3,052,127 shares; issued and outstanding 2,034,751, as of September 30, 2020 and December 31, 2019; aggregate liquidation preference of $36,388 and $34,300 as of September 30, 2020 and December 31, 2019, respectively	17,560	17,560
Stockholders’ Equity (Deficit):
Common stock, $0.001 par value; authorized 7,600,000 shares, issued 3,869,118 shares, and outstanding 3,716,526 shares	4	4
Additional paid-in capital	5,198	6,560
Accumulated deficit	(29,698)	(27,485)
Accumulated other comprehensive income	16	—
Treasury stock, $0.001 par value; 152,592 shares	(1,500)	(1,500)
Total Stockholders’ Equity (Deficit)	(25,980)	(22,421)
Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)	$18,080	$16,635
See notes to condensed consolidated financial statements.

CarLotz, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except share data)
	Nine Months Ended September 30,
	2020	2019
Revenues:
Retail vehicle sales	$71,388	$66,914
Wholesale vehicle sales	7,124	6,427
Finance and insurance, net	2,697	2,312
Lease income, net	373	416
Total Revenues	81,582	76,069
Cost of sales (exclusive of depreciation)	72,805	69,341
Gross Profit	8,777	6,728
Operating Expenses:
Selling, general and administrative	11,173	13,629
Depreciation expense	269	412
Management fee expense – related party	195	186
Total Operating Expenses	11,637	14,227
Loss from Operations	(2,860)	(7,499)
Interest Expense	360	518
Other Income (Expense), net
Change in fair value of warrants liability	30	18
Change in fair value of redeemable convertible preferred stock tranche obligation	962	(336)
Other income (expense)	28	(227)
Total Other Income (Expense), net	1,020	(545)
Loss Before Income Tax Expense	(2,200)	(8,562)
Income Tax Expense	12	7
Net Loss	$(2,212)	$(8,569)
Redeemable convertible preferred stock dividends (undeclared and cumulative)	(1,399)	(1,128)
Net loss attributable to common stockholders	$(3,611)	$(9,697)
Net loss per share attributable to common stockholders, basic and diluted	$(0.97)	$(2.61)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	3,716,526	3,716,526
See notes to condensed consolidated financial statements.

CarLotz, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(In thousands, except share data)
	Nine Months Ended September 30,
	2020	2019
Net loss	$(2,212)	$(8,569)
Other comprehensive income, net of tax:
Unrealized gains on marketable securities arising during the period	14	—
Tax effect	—	—
Unrealized gains on marketable securities arising during the period, net of tax	14	—
Reclassification adjustment for realized losses	2	—
Tax effect	—	—
Reclassification adjustment for realized losses, net of tax	2	—
Other Comprehensive Income, net of tax	16	—
Total Comprehensive Income	$(2,196)	$(8,569)
See notes to condensed consolidated financial statements.

CarLotz, Inc. and Subsidiaries
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Nine Months Ended September 30, 2020 and 2019
(Unaudited)
(In thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount				Shares	Amount
Balance December 31, 2019	2,034,751	$17,560	3,869,118	$4	$6,560	$(27,485)	$—	(152,592)	$(1,500)	$(22,421)
Net loss	—	—	—	—	—	(2,212)		—	—	(2,212)
Other comprehensive income, net of tax	—	—	—	—	—	—	16	—	—	16
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	(1,399)	—	—	—	—	(1,399)
Stock-based compensation	—		—	—	37	—	—	—	—	37
Balance September 30, 2020	2,034,751	$17,560	3,869,118	$4	$5,198	$(29,697)	$16	(152,592)	$(1,500)	$(25,979)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount				Shares	Amount
Balance December 31, 2018	1,220,851	$8,670	3,869,118	$4	$8,026	$(14,807)	$—	(152,592)	$(1,500)	$(8,277)
Net loss	—	—	—	—	—	(8,569)	—	—	—	(8,569)
Redeemable convertible preferred stock issuance	813,900	8,890	—	—	—	—	—	—	—	—
Accrued dividends on redeemable convertible preferred stock	—	—	—	—	(1,128)	—	—	—	—	(1,128)
Stock-based compensation	—	—	—	—	45	—	—	—	—	45
Balance September 30, 2019	2,034,751	$17,560	3,869,118	$4	$6,943	$(23,376)	$—	(152,592)	$(1,500)	$(17,929)

See notes to condensed consolidated financial statements.

CarLotz, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands, except share data)
	Nine Months Ended September 30,
	2020	2019
Cash Flow from Operating Activities
Net loss	$(2,212)	(8,569)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation – property and equipment	148	205
Depreciation – lease vehicles	121	207
Loss on disposition of property and equipment	—	276
Gain on marketable securities	(13)	—
Provision for doubtful accounts	5	11
Share-based compensation expense	37	45
Change in fair value of warrants liability	(30)	(18)
Amortization of debt issuance costs and stock warrant	18	—
Change in fair value of redeemable convertible preferred stock tranche obligation	(962)	336
Change in Operating Assets and Liabilities:
Accounts receivable	290	(916)
Inventories	(602)	2,497
Other current assets	(247)	(55)
Other assets	28	(85)
Accounts payable	893	582
Accrued expenses	771	822
Accrued expenses – related party	75	—
Other current liabilities	(115)	182
Other liabilities	756	463
Net Cash Used in Operating Activities	(1,039)	(4,017)
Cash Flows from Investing Activities
Purchase of property and equipment	(37)	(180)
Purchase of marketable securities	(999)	—
Proceeds from sales of marketable securities	53	—
Purchase of lease vehicles	(76)	(129)
Net Cash Used in Investing Activities	(1,059)	(309)
Cash Flows from Financing Activities
Issuance of redeemable convertible preferred stock	—	7,988
Payments made on long-term debt	(7)	(336)
Borrowings on long-term debt	2,249	—
Payments on floor plan notes payable	(16,877)	(32,581)
Borrowings on floor plan notes payable	16,834	30,489
Net Cash Provided by Financing Activities	2,199	5,560
Net Change in Cash and Cash Equivalents Including Restricted Cash	101	1,234
Cash and cash equivalents and restricted cash, beginning	4,102	1,570
Cash and cash equivalents and restricted cash, ending	$4,203	$2,804
See notes to condensed consolidated financial statements.

CarLotz, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands, except share data)
Supplemental disclosure of Cash Flow information
	2020	2019
Cash paid for interest	$248	$374
Supplementary Schedule of Non-cash Investing and Financing Activities:
Transfer from property and equipment to inventory	$—	$14
Transfer from lease vehicles to inventory	$199	$164
Redeemable convertible preferred stock distributions accrued	$1,399	$1,128
Issuance of common stock warrants	$15	—
Settlement of redeemable convertible preferred stock tranche obligation	$—	$(902)
See notes to condensed consolidated financial statements.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Note 1 — Description of Business
CarLotz, Inc. and its wholly-owned subsidiaries (collectively, the “Company”) is a used vehicle consignment and retail remarketing company based in Richmond, Virginia. The Company offers an innovative and one-of-a-kind consumer and commercial used vehicle consignment and sales business model, with an online marketplace and eight retail hub locations throughout the United States, including in Florida, Illinois, North Carolina, Texas, and Virginia.
CarLotz, Inc. was formed as a Delaware corporation and commenced operations in 2011.
Subsidiaries are consolidated when the parent is deemed to have control over the subsidiaries’ operations. Investments in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method.
Subsidiary Operations
CarLotz, Inc. owns 100% of Orange Grove Fleet Solutions, LLC (a Virginia LLC), 100% of Orange Peel Protection Reinsurance Co. Ltd. (a Turks and Caicos Islands, British West Indies company) and 100% of Orange Peel LLC (a Virginia LLC) which owns 100% of Orange Peel Reinsurance, Ltd. (a Turks and Caicos Islands, British West Indies company).
Basis of Presentation
The accompanying interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and applicable rules and regulations of the U.S. Securities and Exchange Commission regarding interim financial reporting. Certain information and note disclosures normally included in annual financial statements have been condensed or omitted pursuant to such rules and regulations. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes as of December 31, 2019, and 2018 for the years ended December 31, 2019, 2018, and 2017 (audited consolidated financial statements). The condensed consolidated balance sheet as of December 31, 2019, included herein, was derived from the audited consolidated financial statements as of that date.
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, include all adjustments, which consist of only normal recurring adjustments necessary for the fair statement of the Company’s condensed consolidated balance sheet as of September 30, 2020 and its results of operations for the nine months ended September 30, 2020 and 2019. The results for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the current fiscal year or any other future periods.
Note 2 — Summary of Significant Accounting Policies
For a detailed discussion about the Company’s significant accounting policies and for further information on accounting updates adopted in the prior year, see Note 2 to the audited consolidated financial statements.
During the nine months ended September 30, 2020, there were no significant revisions to the Company’s significant accounting policies, other than those indicated herein.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Estimating the change in fair value of the liability for stock warrants requires determining both the fair value valuation model to use and inputs to the valuation model. The stock warrants liability is valued using the Black-Scholes pricing model, which is a commonly used valuation model for this type of financial instrument. Inputs that have a significant effect on the stock warrants valuation include the expected life of the stock warrants, the fair value per share of the Company’s common stock, volatility of the Company’s common stock fair value and related dividend yield. See Note 5 — Fair Value of Financial Instruments.
The fair value of the obligation to purchase future tranches of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) was estimated by utilizing the Black-Scholes pricing model and included the impact of the lack of marketability related to the instruments. The key assumptions for the fair value measurement include the fair value per share of the underlying shares of the Company’s Series A Preferred Stock, expected volatility, the remaining years to liquidity and the risk-free interest rate. The most significant input impacting the fair value of the Series A Preferred Stock tranche obligation is the fair value of the Series A Preferred Stock as of each remeasurement date. The determination of the fair value per share of the underlying Series A Preferred Stock is estimated by taking into consideration the most recent sales of the Series A Preferred Stock, results obtained from third-party valuations and additional factors that are deemed relevant. As a private company, there is a lack of Company-specific historical and implied volatility information of the Company’s Series A Preferred Stock. Therefore, estimates of expected stock volatility are based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the obligations. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining years to liquidity. See Note 5 — Fair Value of Financial Instruments for additional detail.
Beginning in the first quarter of 2020, the World Health Organization declared the outbreak and spread of the COVID-19 virus a pandemic. The outbreak is disrupting supply chains and impacting production and sales across a wide range of industries. The full economic impact of this pandemic has not been determined, including the impact on the Company’s suppliers, customers and credit markets. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the Company’s estimates, particularly those noted above that require consideration of forecasted financial information, in the near to medium term. The ultimate impact will depend on numerous evolving factors that the Company may not be able to accurately predict, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and other economic and operational conditions the Company may face.
Restricted Cash
As of September 30, 2020 and December 31, 2019, restricted cash includes approximately $461 and $888, respectively. The restricted cash is legally and contractually restricted as collateral for two letters of credit issued on behalf of CarLotz, Inc. and of the reinsurance companies for the payment of claims.
Marketable Securities
The Company’s reinsurance subsidiaries invest excess cash in marketable securities in the ordinary course of conducting their operations and maintain a portfolio of marketable securities primarily comprised of equity and fixed income debt securities. The Company’s investments in marketable securities are classified as available-for-sale securities and are reported at fair value. Unrealized gains and losses related to changes in the fair value of equity securities are recognized in other income (expense) in the Company’s condensed consolidated statements of operations. Unrealized gains and losses related to changes in the fair value of debt securities are recognized in Accumulated Other Comprehensive Income in the Company’s condensed consolidated balance sheets. Changes in the fair value of available-for-sale debt securities impact the Company’s net income only when such securities are sold or when other-than-temporary impairment is recognized. Realized gains and losses on the sale of securities are determined by specific identification of each security’s cost basis and are recognized on the trade date.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Management determines the appropriate classification of its investments at the time of purchase and re-evaluates the designations at each balance sheet date. The Company may sell certain of the Company’s marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and duration management. The Company reviews its fixed income debt securities on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. The Company considers factors such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issue and the Company’s intent to sell, or whether it is more likely than not the Company will be required to sell the investment before recovery of the investment’s amortized cost basis. If the Company believes that an other-than-temporary decline exists in one of these securities, the Company will write down these investments to fair value through earnings.
Advertising Costs
The Company expenses advertising costs as they are incurred. Advertising costs are included in selling, general, and administrative expenses on the accompanying condensed consolidated statements of operations. Advertising expenses were approximately $1,406 and $3,064 for the nine months ended September 30, 2020 and 2019, respectively.
Concentration of Credit Risk
Concentrations of credit risk with respect to accounts receivables are limited due to the large diversity and number of customers comprising the Company’s customer base.
Recently Issued Accounting Pronouncements
In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Subsequently, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments-Overall. ASU 2016-01 requires equity investments except those under the equity method of accounting to be measured at fair value with the changes in fair value recognized in net income. ASU 2016-01 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted ASU 2016-01 on January 1, 2019 for annual periods and on January 1, 2020 for interim periods within annual periods. The adoption of ASU 2016-01 did not have a material impact on the Company’s condensed consolidated financial statements because the Company did not make its first investment in securities impacted by the standard until the first quarter of the year ending December 31, 2020.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes the underlying asset available to the lessee. For lessors, accounting for leases is substantially the same as in prior periods. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to clarify how to apply certain aspects of the new leases standard. ASU 2016-02, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, and early adoption is permitted. For leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. While the Company expects the adoption of this standard to result in an increase to the reported assets and liabilities, it has not yet determined the full impact the adoption of this standard will have on its financial statements and related disclosures.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. ASU 2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years beginning after December 15, 2022 and for interim periods within those fiscal years. The Company is currently evaluating the impact of this standard to the condensed consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, and early adoption is permitted. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company adopted ASU 2018-13 on January 1, 2020 and the adoption of this standard did not have a material impact on the condensed consolidated financial statements or related disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2018-15 on January 1, 2020 for annual periods and the adoption of this standard did not have a material impact on the condensed consolidated financial statements or related disclosures.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities, which addresses the cost and complexity of financial reporting associated with consolidation of variable interest entities (“VIE”). ASU 2018-17 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. The new guidance must be applied on a retrospective basis as a cumulative-effect adjustment as of the date of adoption. The Company adopted ASU 2018-17 on January 1, 2020 and the adoption of this standard did not have a material impact on the consolidated financial statements or related disclosures because the Company does not currently have any indirect interests through related parties under common control for which it receives decision making fees.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the impact of this standard on the condensed consolidated financial statements.
Note 3 — Revenue Recognition
Disaggregation of Revenue
The significant majority of the Company’s revenue is derived from contracts with customers related to the sales of vehicles. In the following tables, revenue is disaggregated by major lines of goods and services

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
and timing of transfer of goods and services. The Company has determined that these categories depict how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
The tables below include disaggregated revenue under ASC 606 (Revenue from Contracts with Customers):
	Nine Months Ended September 30, 2020
	Vehicle Sales	Fleet Management	Total
Retail vehicle sales	$71,388	$—	$71,388
Wholesale vehicle sales	7,124	—	7,124
Finance and insurance, net	2,697	—	2,697
Lease income, net	—	373	373
Total Revenues	$81,209	$373	$81,582
	Nine Months Ended September 30, 2019
	Vehicle Sales	Fleet Management	Total
Retail vehicle sales	$66,914	$—	$66,914
Wholesale vehicle sales	6,427	—	6,427
Finance and insurance, net	2,312	—	2,312
Lease income, net	—	416	416
Total Revenues	$75,653	$416	$76,069
The following table summarizes revenues and cost of sales for retail and wholesale vehicle sales for the nine months ended September 30, 2020 and 2019:
	2020	2019
Retail vehicles:
Retail vehicle sales	$71,388	$66,914
Retail vehicle cost of sales	65,723	62,264
Gross Profit – Retail Vehicles	$5,665	$4,650
Wholesale vehicles:
Wholesale vehicle sales	$7,124	$6,427
Wholesale vehicle cost of sales	7,082	7,077
Gross Profit – Wholesale Vehicles	$42	$(650)
Retail Vehicle Sales
The Company sells used vehicles to retail customers through its several retail hub locations. The transaction price for used vehicles is a fixed amount as set forth in the customer contract, and the revenue recognized by the Company is inclusive of the agreed upon transaction price and any service fees. Customers frequently trade-in their existing vehicle to apply toward the transaction price of a used vehicle. Trade-in vehicles represent noncash consideration, which the Company measures at estimated fair value of the vehicle received on the trade. The Company satisfies its performance obligation and recognizes revenue for used vehicle sales at a point in time when the title to the vehicle passes to the customer, at which point the customer controls the vehicle.
The Company receives payment for used vehicle sales directly from the customer at the time of sale or from third-party financial institutions within a short period of time following the sale if the customer obtains financing.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
The Company’s return policy allows customers to initiate a return during the first three days or 500 miles after delivery, whichever comes first. A return reserve is estimated based on the Company’s historical activity and is recorded in Other liabilities in the condensed consolidated balance sheets.
Wholesale Vehicle Sales
The Company sells wholesale vehicles primarily through auction as wholesale vehicles often do not meet the Company’s standards for retail vehicle sales. The Company satisfies its performance obligation and recognizes revenue for wholesale vehicle sales when the vehicle is sold at auction or directly to a wholesaler and title to the vehicle passes to the customer.
Finance and Insurance, net
The Company provides customers with options for financing, insurance and extended warranties. Extended warranties sold beginning January 1, 2019 are serviced by a company owned by a holder of Series A Preferred Stock. All other services are provided by third-party vendors and the Company has agreements with each of these vendors giving the Company the right to offer such services.
When a customer selects a service from these third-party vendors, the Company earns a commission based on the actual price paid or financed. The Company concluded that it is an agent for these transactions because it does not control the products before they are transferred to the customer. Accordingly, the Company recognizes finance and insurance revenue at the point in time when the customer enters into the contract.
Note 4 — Marketable Securities
The Company began investing in debt securities with fixed maturities and equity securities during February 2020 and did not hold any investment securities as of December 31, 2019.
The following table summarizes amortized cost, gross unrealized gains and losses and estimated fair values of the Company’s investments in fixed maturity debt securities as of September 30, 2020:
	Amortized Cost/ Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries	$240	$7	$—	$247
Corporate bonds	261	6	(1)	266
U.S. states, territories, and political subdivisions	142	4	—	146
Total Fixed Maturity Debt Securities	$643	$17	$(1)	$659
The amortized cost and estimated fair value of the Company’s fixed maturity debt securities at September 30, 2020 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Fair Value
Due in one year or less	$77	$78
Due after one year through five years	353	361
Due after five years through ten years	213	220
Total	$643	$659

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
The following table summarizes the Company’s gross unrealized losses in fixed maturity securities as of September 30, 2020:
	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Corporate bonds	$59	$(1)	$—	$—	$59	$(1)
Total Fixed Maturity Debt Securities	$59	$(1)	$—	$—	$59	$(1)
Unrealized losses shown in the table above are believed to be temporary. Fair value of investments in fixed maturity debt securities change are based primarily on market rates. At September 30, 2020, the Company’s fixed maturity portfolio had no securities with gross unrealized losses that were in excess of 12 months and 3 securities with gross unrealized losses totaling $1 that were less than 12 months. No single issuer had a gross unrealized loss position greater than $63 (actual), or 0.34%, of its amortized cost.
The following table summarizes cost and estimated fair values of the Company’s investments in equity securities as of September 30, 2020:
	Cost	Estimated Fair Value
Equity securities	$301	$316
Proceeds from sales and maturities, gross realized gains, gross realized losses and net realized gains (losses) from sales and maturities of fixed maturity securities for the nine months ended September 30, 2020 consist of the following:
	Proceeds	Gross Realized Gains	Gross Realized Losses	Net Realized Losses
Fixed maturity debt securities	$18	$—	$—	$—
Equity securities	35	—	(2)	(2)
Total Marketable Securities	$53	$—	$(2)	$(2)
Note 5 — Fair Value of Financial Instruments
Items Measured at Fair Value on a Recurring Basis
As of September 30, 2020 and December 31, 2019, the Company held certain assets and liabilities that were required to be measured at fair value on a recurring basis.
The following tables are summaries of fair value measurements and hierarchy level as of:
	September 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$261	$—	$—	$261
Equity securities	316	—	—	316
Fixed maturity debt securities	247	412		659
Total Assets:	$824	$412	$—	$1,236
Liabilities:
Redeemable convertible preferred stock tranche obligation	$—	$—	$2,793	$2,793
Stock warrants liability	—	—	100	100
Total Liabilities:	$—	$—	$2,893	$2,893

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$688	$—	$—	$688
Liabilities:
Redeemable convertible preferred stock tranche obligation	$—	$—	$3,755	$3,755
Stock warrants liability	—	—	115	115
Total Liabilities:	$—	$—	$3,870	$3,870
Money market funds consist of highly liquid investments with original maturities of three months or less and classified in restricted cash in the accompanying condensed consolidated balance sheets.
The Company recognizes transfers between the levels as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers between the levels during the nine months ended September 30, 2020 and 2019.
The following tables set forth a summary of changes in the estimated fair value of the Company’s Level 3 redeemable convertible preferred stock tranche obligation and Level 3 stock warrants liability for the nine months ended September 30, 2020 and 2019:
	January 1, 2020	Issuances	Settlements	Change in fair value	September 30, 2020
Redeemable convertible preferred stock tranche obligation	$3,755	$—	$—	$(962)	$2,793
Stock warrants liability	115	15	—	(30)	100
Total	$3,870	$15	$—	$(992)	$2,893
	January 1, 2019	Issuances	Settlements	Change in fair value	September 30, 2019
Redeemable convertible preferred stock tranche obligation	$3,261	$—	$(902)	$336	$2,695
Stock warrants liability	67	—	—	(18)	49
Total	$3,328	$—	$(902)	$318	$2,744
The fair value of the obligation to purchase future tranches of Series A Preferred Stock was estimated by utilizing the Black-Scholes pricing model. The inputs into the Black-Scholes pricing model included significant unobservable inputs. The table below summaries the significant inputs used when valuing the redeemable convertible preferred stock tranche obligation as of:
	September 30, 2020	December 31, 2019
Expected volatility	45.00%	45.00%
Expected dividend yield	0.00%	0.00%
Expected term (in years)	4.25 years	5 years
Risk-free interest rate	0.24%	1.69%
Marketability discount	50.00%	50.00%
Fair Value of Financial Instruments Not Measured at Fair Value on a Recurring Basis
The carrying amounts of restricted cash, accounts receivable and accounts payable approximate fair value because their respective maturities are less than three months. The carrying value of the floor plan notes payable outstanding as of September 30, 2020 and December 31, 2019 approximates value due to its

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
variable interest rate determined to approximate current market rates. The convertible note payable was issued on December 20, 2019 and was entered into at prevailing interest rates on the date of issuance. Given the proximity of the issuance of the convertible note payable to December 31, 2019, the fair value of the convertible note payable was determined to approximate carrying value as of December 31, 2019. The fair value of the convertible note is $3,272 versus a carrying value of $3,319 at September 30, 2020. The difference between the carrying value and the fair value of the Paycheck Protection Program (PPP) loan of $1,749 as of September 30, 2020 is immaterial.
Note 6 — Accounts Receivable, Net
The following table summarizes accounts receivable as of:
	September 30, 2020	December 31, 2019
Contracts in transit	$2,208	$2,645
Trade	196	202
Finance commission	85	87
Other	504	349
Total	2,993	3,283
Allowance for doubtful accounts	(32)	(27)
Total Accounts Receivable, net	$2,961	$3,256
Note 7 — Inventory and Floor Plan Notes Payable
The following table summarizes inventory as of:
	September 30, 2020	December 31, 2019
Used vehicles	$8,417	$7,592
Parts	9	33
Total	$8,426	$7,625
As of September 30, 2020, the Company has a $12,000 revolving floor plan facility with Automotive Finance Corporation (“AFC”) to finance the acquisition of used vehicle inventory. Borrowings under this facility accrue interest at a variable rate based on the most recent prime rate plus 2.00% per annum, which was 5.25% and 6.75% as of September 30, 2020 and December 31, 2019, respectively.
Floor plan notes payable are generally due upon the sale of the related used vehicle inventory.
Note 8 — Property and Equipment, Net
The following table summarizes property and equipment as of:
	September 30, 2020	December 31, 2019
Leasehold improvements	$695	$688
Furniture, fixtures and equipment	722	715
Corporate vehicles	120	104
Total property and equipment	1,537	1,507
Less: accumulated depreciation	(1,018)	(876)
Property and Equipment, net	$519	$631

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Depreciation expense for property and equipment was approximately $148 and $205 for the nine months ended September 30, 2020 and 2019, respectively.
Note 9 — Lease Vehicles, Net
The following table summarizes lease vehicles, net as of:
	September 30, 2020	December 31, 2019
Vehicles	$687	$1,083
Less: accumulated depreciation	(487)	(639)
Total Lease Vehicles, net	$200	$444
Depreciation expense for lease vehicles, net was approximately $121 and $207 for the nine months ended September 30, 2020 and 2019, respectively. Lease vehicles are leased to end customers under various noncancelable operating leases with terms ranging up to five years and payments varying from $223 to $780 (actual) per month.
When a customer requests a vehicle lease, the Company may enter into a lease with its customer for a vehicle owned by the Company. Income received for leases of owned vehicles under noncancelable operating leases is recorded in Lease income, net in the condensed consolidated statements of operations.
The following table summarizes minimum rental payments due to the Company on leases of owned vehicles under noncancelable operating leases having initial or remaining noncancelable terms in excess of one year as September 30, 2020:
Year	Minimum Rental Receipts Under Operating Leases
2020 (remaining)	$33
2021	12
2022	6
Total	$51
Note 10 — Other Assets
The following table summarizes other assets as of:
	September 30, 2020	December 31, 2019
Other Current Assets:
Lease receivable, net	$19	$13
Deferred acquisition costs	71	32
Prepaid expenses	391	189
Total Other Current Assets	$481	$234
Other Assets:
Lease receivable, net	$17	$38
Deferred acquisition costs	46	50
Security deposits	252	255
Total Other Assets	$315	$343

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Note 11 — Long-term Debt
The following table summarizes long-term debt as of:
	September 30, 2020	December 31, 2019
Term note payable	$2	$9
Convertible notes payable, net	3,319	2,816
Paycheck protection program loan	1,749	—
	5,070	2,825
Current portion of long-term debt	(3,321)	(2,825)
Long-term Debt	$1,749	$—
Term Note Payable
The Company has a note payable to a financial institution due in monthly installments of approximately $1 including interest of 16.01% per annum through December 2020. The note is secured by real property.
Convertible Notes Payable
On December 20, 2019, the Company entered into a note purchase agreement (“NPA”) with AFC. AFC’s parent company is also a common stockholder of the Company. Under this agreement, AFC agreed to purchase up to $5,000 in convertible notes, with the initial tranche equal to $3,000 and up to two additional tranches of at least $1,000 on or prior to September 20, 2021. For each convertible note of $1,000 or portion thereof that AFC purchases, AFC receives warrants constituting 0.20% of the Company’s fully-diluted common stock.
On April 8, 2020, the Company entered into an Amendment to the Note and Warrant Purchase Agreement to allow for up to four additional tranches of $500 each instead of two additional tranches of at least $1,000 each as stated in the NPA. As a result, the Company issued a second tranche of convertible notes of $500 in the second quarter of 2020.
AFC has the right to convert this note into a variable number of shares of the Company’s common stock at any time. The note is due on demand and is reflected as long-term debt, current on the accompanying condensed consolidated balance sheets. Since the note has a conversion price that was not in the money at the date of issuance, there was no beneficial conversion feature recorded. On the date of issuance, the Company also assessed the conversion feature for possible derivative treatment (under ASC 815 Derivatives and Hedging) and determined the conversion feature did not meet the definition of a derivative because the embedded conversion feature requires physical settlement and the underlying shares to be delivered upon conversion are not readily convertible to cash.
The fair value of the stock warrants has been estimated using the Black-Scholes pricing model with the following weighted average assumptions:
Maturity	4.25 years
Risk-free interest rate	0.24%
Volatility	60.00%
Dividend yield	0.00%
Weighted average fair value per share	1.32
The exercise price of the stock warrants is $0.01 per share (actual). The stock warrants are only exercisable upon a sale or change of control, which would include an initial public offering. There were no tax implications for the Company. No stock warrants were exercised during the year.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
The stock warrants met the definition of a derivative in accordance with ASC 815 and were classified as obligations because they permit a cash exercise, which is considered a contractual net settlement provision. The fair value of the stock warrants has been included in Other liabilities in the condensed consolidated balance sheets. Changes in the fair value of the stock warrants liability were recognized as a component of Other income (expense), net in the condensed consolidated statements of operations.
The following is an analysis of warrants to purchase shares of the Company’s stock issued and outstanding during the nine months ended September 30, 2020 and 2019:
	September 30, 2020	September 30, 2019
Stock warrants outstanding	63,297	23,460
Stock warrants issued with convertible notes payable	12,903	—
Stock warrants cancelled	—	—
Stock warrants exercised	—	—
Stock warrants vested	76,200	23,460
Payroll Protection Program Loan
In April 2020, the Company received a PPP loan, a new loan program under the Small Business Administration’s 7(a) program providing loans to qualifying businesses, totaling approximately $1,749. In order to be forgiven, funds from the loan may only be used for allowable expenses as defined in the PPP, which include various payroll costs and certain nonpayroll costs. The Company believes it has used the proceeds of the loan for qualifying expenses under the PPP. However, additional steps must be taken to apply for and receive forgiveness. Any unforgiven portion of the PPP loan is payable over two years and bears interest at 1.00% per annum, with repayments deferred for nine months from the date of the loan. The full amount of the PPP loan will be repaid in connection with the closing of the merger with Acamar Partners Acquisition Corp (“Acamar”). See Note 22 — Subsequent Events for additional details about the merger with Acamar.
Note 12 — Accrued Expenses
The following table summarizes accrued expenses as of:
	September 30, 2020	December 31, 2019
License and title fees	$528	$399
Payroll and bonuses	597	388
Deferred rent	337	300
Other accrued expenses	885	489
Total Accrued Expenses	$2,347	$1,576

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Note 13 — Other Liabilities
The following table summarizes other liabilities as of:
	September 30, 2020	December 31, 2019
Other Liabilities, Current
Unearned insurance premiums	$319	$434
Other Liabilities
Unearned insurance premiums	1,459	719
Other long-term liabilities	113	97
Stock warrants liability	100	115
Other Liabilities, Long-term	$1,672	$931
Note 14 — Lease Commitments
The Company leases its operating facilities from various third parties under noncancelable operating leases. The leases require various monthly rental payments ranging from approximately $3 to $36 with various ending dates through August 2029. The leases are triple net, whereby the Company is liable for taxes, insurance and repairs. Rent expense for all operating facility leases was approximately $1,414 and $1,462 for the nine months ended September 30, 2020 and 2019, respectively. Most of these leases have escalating rent payments, which are being expensed on a straight-line method basis and are included in deferred rent, within Accrued expenses.
The following is a table of facility lease commitments due for the next five years, and thereafter as of September 30, 2020:
Total Per Year
2020 (remaining)	$502
2021	1,963
2022	1,995
2023	1,830
2024	878
Thereafter	1,409
Total	$8,577
The Company also leases vehicles from a third party under noncancelable operating leases and leases these same vehicles to end customers with similar lease terms, with the exception of the interest rate. The leases require various monthly rental payments from the Company ranging from $291 to $1,770 (actual) with various ending dates through December 2023.
The following is a schedule of the approximate future minimum lease payments due to third parties and the related expected future receipts related to these lease vehicles as of September 30, 2020:
	Payments Due to Third-Parties	Future Receipts
2020 (remaining)	$381	$465
2021	1,356	1,639
2022	865	1,045
2023	455	540
2024	94	112
Total	$3,151	$3,801

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Note 15 — Related Party Transactions
The Company incurs monthly management fees of $21, or approximately $250 per year, payable to the holder of Series A Preferred Stock, of which $310 and $64 is accrued as of September 30, 2020 and 2019, respectively. The management fee expenses are reflected as Management fee expense — related party on the accompanying condensed consolidated statements of operations.
The Company has a payable to the holder of Series A Preferred Stock, totaling $4,576 and $3,102 as of September 30, 2020 and December 31, 2019, respectively, and has included this balance in Accrued expenses — related party on the accompanying condensed consolidated balance sheets.
Note 16 — Commitments and Contingencies
The Company sells retail installment contracts to financial institutions without recourse. Some buyers of the contracts retain portions of the finance commissions as reserves against early payoffs. The Company is subject to chargebacks against such income in the event of a cancellation or early payoff.
The Company’s facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with the applicable federal and state requirements.
The Company is involved in certain legal matters that it considers incidental to its business. In management’s opinion, none of these legal matters will have a material effect on the Company’s financial position or results of operations.
Note 17 — Redeemable Convertible Preferred Stock
The Amended and Restated Certificate of Incorporation of the Company provides for two classes of ownership: common stock and Series A Preferred Stock. The holder of Series A Preferred Stock receives distribution priority in order of 1.5 times the sum of any unpaid returns and unreturned capital contributions. Preferred returns are calculated at an 8.00% annual rate. Unpaid cumulative distributions are approximately $4,300 and $2,900 as of September 30, 2020 and December 31, 2019, respectively. As of September 30, 2020 and December 31, 2019, the Series A Preferred Stock has a liquidation preference of $36,388 and $34,300, respectively. Upon liquidation of the Company, proceeds in excess of the Series A Preferred Stock would be shared pro rata among all stockholders based on the number of shares. The unpaid cumulative distributions are included as accrued expenses — Related Party on the accompanying condensed consolidated balance sheets.
Note 18 — Stock-Based Compensation Plan
The Company has two stock incentive plans, the “2011 Stock Option Plan” and the “2017 Stock Option Plan” to promote the long-term growth and profitability of the Company. The 2011 Stock Option Plan does this by providing senior management and other employees with incentive to improve shareholder value and contribute to the growth and financial success of the Company by granting equity instruments to these stakeholders.
The terms of the 2017 Stock Option Plan provide for vesting upon certain market and performance conditions including achieving certain triggering events including specified levels of return on investment upon a sale of the Company. Because the 2017 Stock Option Plan has a market-based vesting condition, an open-form valuation model was used to value the options. All stock options related to the 2017 Stock Option Plan have an exercise price of $9.82 per share. All stock options related to the 2017 Stock Option Plan expire 10 years after the grant date, which ranges from March 2028 to October 2029

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
The Company estimates the fair value of stock options related to the 2011 Stock Option Plan using the Black-Scholes pricing model. The Black-Scholes pricing model requires the use of subjective inputs such as stock price volatility. Changes in the inputs can materially affect the fair value estimates and ultimately the amount of stock-based compensation expense that is recognized.
During the nine months ended September 30, 2020 and 2019, there were no grants related to the 2011 Stock Option Plan.
Share-based compensation expense for the nine months ended September 30, 2020 and 2019 was approximately $37 and $45, respectively.
A summary of activity for the nine months ended September 30, 2020 and 2019 for the 2011 Stock Option Plan is as follows:
	Number of Stock Options	Weighted Average Exercise Price
Balance (December 31, 2019)	154,150	$6.03
Granted	—	—
Forfeited	—
Balance (September 30, 2020)	154,150	6.03
Vested (as of September 30, 2020)	146,613	$5.99
	Number of Stock Options	Weighted Average Exercise Price
Balance (December 31, 2018)	161,650	$6.07
Granted	—	—
Forfeited	(7,500)	6.82
Balance (September 30, 2019)	154,150	6.03
Vested (as of September 30, 2019)	136,450	$5.93
The following summarizes certain information about stock options vested and expected to vest as of September 30, 2020 related to the 2011 Stock Option Plan:
	Number of Stock Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Outstanding	154,150	1.92 years	$6.03
Exercisable	146,613	1.92 years	$5.99
Aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the option exercise price and the estimated fair value of the Company’s common stock at the time such option exercises. This intrinsic value changes based on changes in the fair value of the Company’s underlying common stock. The aggregate intrinsic value for options outstanding and options exercisable as of September 30, 2020 and December 31, 2019 is $0.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
A summary of activity for the nine months ended September 30, 2020 and 2019 for the 2017 Stock Option Plan is as follows:
	Number of Units	Weighted Averaged Exercise Price
Balance (December 31, 2019)	279,176	$9.82
Granted	109,500	9.82
Forfeited	—	—
Balance (September 30, 2020)	388,676	$9.82
	Number of Units	Weighted Averaged Exercise Price
Balance (December 31, 2018)	255,052	$9.82
Granted	9,000	9.82
Forfeited	(4,500)	—
Balance (September 30, 2019)	259,552	$9.82
As of September 30, 2020, there was approximately $48 of total unrecognized compensation cost related to unvested options related to the 2017 Stock Option Plan. Management determined no compensation expense was required for the 2017 Stock Option Plan during the nine months ended September 30, 2020 and 2019 as no triggering events have occurred or were determined to be probable of occurring.
Note 19 — Income Taxes
The Company computes income taxes using the liability method. This method requires recognition of deferred tax assets and liabilities, measured by enacted rates, attributable to temporary differences between the financial statements and the income tax basis of assets and liabilities. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that certain deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those specific jurisdictions prior to the dates on which such net operating losses expire. The Company maintained a full valuation allowance against its net deferred tax assets because the Company has determined that is it more likely than not that these assets will not be fully realized based on a current evaluation of expected future taxable income and the Company is in a cumulative loss position.
The Company’s effective tax rate for the nine months ended September 30, 2020 and 2019 was (0.52)% and (0.09)% respectively. The effective tax rate is different from the statutory tax rate because of the valuation allowance recorded on deferred tax assets.
Income tax returns are filed in the U.S. including multiple state jurisdictions and are subject to examination by tax authorities in the jurisdictions where the Company operates. The Company has open tax years from 2017 to 2019. The Company has determined that it does not have any unrecognized tax benefits or obligations as of September 30, 2020 or December 31, 2019.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Note 20 — Net Loss Per Share Attributable to Common Shareholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2020 and 2019:
	2020	2019
Numerator:
Net loss	$(2,212)	$(8,569)
Redeemable convertible preferred stock dividends undeclared and cumulative	(1,399)	(1,128)
Net loss attributable to common stockholders	(3,611)	(9,697)
Denominator:
Weighted average common shares outstanding, basic and diluted	3,716,526	3,716,526
Net loss per share attributable to common stockholders, basic and diluted	$(0.97)	$(2.61)
The following table summarizes the outstanding potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders because the impact of including them would have been antidilutive for the nine months ended September 30, 2020 and 2019:
	2020	2019
Series A Preferred Stock outstanding	2,034,751	2,034,751
Convertible notes payable	343,754	—
Stock warrants	76,200	23,460
Stock options outstanding to purchase shares of common stock	542,826	413,702
Total	2,997,531	2,471,913
Note 21 — Concentrations
The suppliers who accounted for 10% or more of the Company’s total purchases and its outstanding balance of accounts payable are presented as follows:
	Total purchases from vendor to total purchases for the nine months period ended September 30,
Vendor	2020	2019
Vendor A	23%	—%
Vendor B	15%	12%
Vendor C	11%	—%
	Accounts payable to the vendor as of,
Vendor	September 30, 2020	December 31, 2019
Vendor A	$634	$—
Vendor B	95	257
Vendor C	93	—
Note 22 — Subsequent Events
In preparing these condensed consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 23, 2020, the date the financial statements were available to be issued.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
Acamar Partners Acquisition Corp. Merger
On October 21, 2020, the Company entered into an Agreement and Plan of Merger (the “Agreement”) among the Company, Acamar (an entity listed on the Nasdaq Capital Market (“Nasdaq”) under the trade symbol ACAM) and Acamar Partners Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Acamar (“Merger Sub”), providing for, among other things, and subject to the conditions therein, the combination of the Company and Acamar pursuant to the proposed merger of Merger Sub with and into the Company with the Company continuing as the surviving entity and a wholly-owned subsidiary of Acamar (the “Merger”). As a result of the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive newly issued shares of Acamar’s Class A common stock, as calculated pursuant to the terms of the Agreement.
As part of the Merger, CarLotz equityholders will receive net consideration representing an enterprise value of $750.0 million, comprised of (i) $33.0 million in cash payable to CarLotz equityholders, (ii) $37.0 million in cash payable to the holder of the redeemable convertible preferred stock as liquidation preference amount and (iii) $680.0 million payable in newly issued shares of Acamar Class A common stock at a price of $10.00 per share. The Merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Acamar, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and CarLotz will be treated as the accounting acquirer. This determination was primarily based on an evaluation of the following facts and circumstances:
•
The Company’s existing stockholders will have the greatest voting interest in the combined entity;

•
The largest individual minority stockholder of the combined entity is an existing stockholder of the Company;

•
The Company’s senior management will be the senior management of the combined entity;

•
The Company is the larger entity based on historical total assets and revenues; and

•
The Company’s operations will comprise the ongoing operations of the combined entity.

Accordingly, for accounting purposes, the Merger will be treated as the equivalent of a capital transaction in which the Company is issuing stock for the net assets of Acamar. The net assets of Acamar will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to Merger will be those of the Company.
On October 21, 2020, in connection with the execution of the Agreement, Acamar entered into subscription agreements with certain accredited and strategic investors pursuant to which such investors have committed to purchase 12,500,000 shares of Acamar’s Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $125.0 million (the “PIPE Investment”). The closing of the PIPE Investment is conditioned on all conditions set forth in the Agreement having been satisfied or waived and other customary closing conditions. The consummation of the PIPE Investment is a closing condition under the Agreement.
Treatment of Outstanding Company Stock Option Awards
In connection with the Merger, each outstanding Company stock option, whether vested or unvested, will be cancelled and automatically converted into the right to receive an amount of cash, the right to receive certain options (“Base Acquiror Options”) exercisable into one share of Acamar Class A common stock and a number of restricted stock units subject to vesting upon certain earnout conditions. These awards were converted to awards of the combined company and adjusted to maintain the intrinsic value of those awards before and after the date of the Merger.

CarLotz, Inc. and Subsidiaries — Notes to Condensed Consolidated Financial Statements
(Unaudited)
(In thousands, except share data)
The Base Acquiror Options will be fully-vested, except for a small number of Base Acquiror Options to be received in respect of certain recently granted Company stock option awards, which effectively accelerates the vesting of all unvested Company stock option awards other than the small number of recently granted awards that will remain subject to time vesting. The unrecognized compensation cost that will be accelerated and any incremental compensation cost is not expected to be material.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
Acamar Partners Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Acamar Partners Acquisition Corp. (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows, for the year ended December 31, 2019 and for the period from November 7, 2018 (inception) to December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period from November 7, 2018 (inception) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a Business Combination by February 26, 2021, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
New York, New York
March 27, 2020

ACAMAR PARTNERS ACQUISITION CORP.
BALANCE SHEETS
	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash	$1,600,833	$12,000
Prepaid income taxes	120,579	—
Prepaid expenses	96,208	—
Total Current Assets	1,817,620	12,000
Deferred offering costs	—	294,004
Cash and marketable securities held in Trust Account	309,840,375	—
Total Assets	$311,657,995	$306,004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$214,813	$—
Promissory note – related party	—	283,754
Total Current Liabilities	214,813	283,754
Deferred underwriting fee payable	10,695,063	—
Total Liabilities	10,909,876	283,754
Commitments and contingencies (Note 5)
Common stock subject to possible redemption, 29,574,811 shares at $10.00 per share as of December 31, 2019	295,748,110	—
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 982,511 and no shares issued and outstanding (excluding 29,574,811 and no shares subject to possible redemption) as of December 31, 2019 and 2018, respectively	98	—
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 7,639,330 and 8,625,000(1) shares issued and outstanding at December 31, 2019 and 2018, respectively	764	863
Additional paid in capital	1,523,695	24,137
Retained earnings/(Accumulated deficit)	3,475,452	(2,750)
Total Stockholders’ Equity	5,000,009	22,250
Total Liabilities and Stockholders’ Equity	$311,657,995	$306,004

(1)
Includes an aggregate of up to 1,125,000 shares of Class B common stock subject to forfeiture if the option to purchase additional units is not exercised in full or in part by the underwriters

The accompanying notes are an integral part of the financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	Year Ended December 31, 2019	For the Period From November 7, 2018 (Inception) Through December 31, 2018
Operating costs	$932,834	$2,750
Loss from operations	(932,834)	(2,750)
Other income:
Interest earned on marketable securities held in Trust Account	5,531,557	—
Income (loss) before provision for income taxes	4,598,723	(2,750)
Provision for income taxes	(1,120,521)	—
Net income (loss)	$3,478,202	$(2,750)
Weighted average shares outstanding of Class A redeemable common stock	30,479,514	—
Basic and diluted net income per share, Class A	$0.14	—
Weighted average shares outstanding of Class B non-redeemable common stock	7,601,435	7,500,000
Basic and diluted net loss per share, Class B	$(0.10)	$(0.00)
The accompanying notes are an integral part of the financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – November 7, 2018 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor			8,625,000	863	24,137	—	25,000
Net loss			—	—	—	(2,750)	(2,750)
Balance – December 31, 2018	—	—	8,625,000	863	24,137	(2,750)	22,250
Sale of 30,557,322 Units, net of underwriting discount and offering costs	30,557,322	3,056	—	—	288,133,146	—	288,136,202
Sale of 6,074,310 Private Placement Warrants	—	—	—	—	9,111,465	—	9,111,465
Forfeiture of Class B common stock by Sponsor	—	—	(985,670)	(99)	99	—	—
Common stock subject to possible redemption	(29,574,811)	(2,958)	—	—	(295,745,152)	—	(295,748,110)
Net income	—	—	—	—	—	3,478,202	3,478,202
Balance – December 31, 2019	982,511	$98	7,639,330	$764	$1,523,695	$3,475,452	$5,000,009

The accompanying notes are an integral part of the financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2019	For the Period From November 7, 2018 (Inception) Through December 31, 2018
Cash Flows from Operating Activities:
Net income (loss)	$3,478,202	$(2,750)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(5,531,557)	—
Changes in operating assets and liabilities:
Prepaid income taxes	(120,579)	—
Prepaid expenses	(96,208)	—
Accrued expenses	214,813	—
Net cash used in operating activities	(2,055,329)	(2,750)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(305,573,220)	—
Cash withdrawn from Trust Account	1,264,402	—
Net cash used in investing activities	(304,308,818)	—
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	299,461,755	—
Proceeds from sale of Private Placement Warrants	9,111,465	—
Repayment of advances from related party	(77,389)	—
Proceeds from promissory note – related party	79,500	70,000
Repayment of promissory note – related party	(400,000)	—
Payment of offering costs	(222,351)	(80,250)
Net cash provided by financing activities	307,952,980	14,750
Net Change in Cash	1,588,833	12,000
Cash – Beginning of period	12,000	—
Cash – End of period	$1,600,833	$12,000
Supplemental cash flow information:
Cash paid for income taxes	$1,241,100	—
Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$292,267,800	$—
Change in value of common stock subject to possible redemption	$3,480,310	$—
Deferred underwriting fee payable	$10,695,063	$—
Payment of offering costs through promissory note and advances	$114,135	$213,754
The accompanying notes are an integral part of the financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Acamar Partners Acquisition Corp. (the “Company”) was incorporated in Delaware on November 7, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on companies in the consumer and retail sectors. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2019, the Company had not commenced any operations. All activity for the period from November 7, 2018 (inception) through December 31, 2019 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on February 21, 2019. On February 26, 2019, the Company consummated the Initial Public Offering of 30,000,000 units (“Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrants in a private placement to Acamar Partners Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $9,000,000, which is described in Note 4.
Following the closing of the Initial Public Offering on February 26, 2019, an amount of $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which has been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below.
On April 9, 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Units, the Company sold an additional 557,322 Units at $10.00 per Unit and sold an additional 74,310 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total gross proceeds of $5,684,685. Following such closing, an additional $5,573,220 of net proceeds ($10.00 per Unit) was deposited in the Trust Account, resulting in $305,573,220 ($10.00 per Unit) held in aggregate deposited into the Trust Account.
Offering costs amounted to $17,437,018, consisting of $6,111,465 of underwriting fees, $10,695,063 of deferred underwriting fees and $630,490 of other offering costs. As of December 31, 2019, $1,600,833 of cash was held outside of the Trust Account (as defined below) and is available for working capital purposes.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete a Business Combination with one or more target businesses that together

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors (the “Initial Stockholders”) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to an aggregate of 10% or more of the Public Shares, without the prior consent of the Company.
The Initial Stockholders have agreed (a) to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
The Company will have until February 26, 2021 to complete a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders or any of their respective affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, except as to any claims by a third party that executed a waiver of any and all rights to funds held in the Trust Account (whether or not such waiver is enforceable) and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until February 26, 2021 to consummate a business combination. It is uncertain that the Company will be able to consummate a business combination by this time. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 26, 2021.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019 and 2018.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Common stock subject to possible redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2019, the 29,574,811 shares of Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $17,437,018 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 16,260,084 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of $5,531,557 (net of applicable franchise and income taxes of approximately $1,321,000 for the year ended December 31, 2019) by the weighted average number of shares

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
of Class A redeemable common stock outstanding since original issuance. Net loss per common share, basic and diluted for Class B non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to Class A redeemable common stock, by the weighted average number of Class B non-redeemable common stock outstanding for the period. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2019 and 2018, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 30,557,322 Units at a purchase price of $10.00 per Unit, inclusive of 557,322 Units sold to the underwriters on April 9, 2019 upon the underwriters’ election to partially exercise their option to purchase additional Units. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
NOTE 4.   RELATED PARTY TRANSACTIONS
Founder Shares
On November 15, 2018, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 6.
The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture to the extent that the underwriters’ option to purchase additional Units was not exercised in full or in part, so that the Initial Stockholders would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Initial Stockholders did not purchase any Public Shares in the Initial Public Offering). On April 9, 2019, as a result of the underwriters’ election to partially exercise their option to purchase additional Units, 985,670 Founder Shares were forfeited and 139,330 Founder Shares are no longer subject to forfeiture, resulting in an aggregate of 7,639,330 Founder Shares issued and outstanding.
The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Private Placement
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,000,000. On April 9, 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Units, the Company sold an additional 74,310 Private Placement Warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $111,465. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
Advance from Related Party
The Sponsor advanced the Company an aggregate of $77,389 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. The advances were repaid on February 27, 2019.
Promissory Note — Related Party
On November 19, 2018, the Sponsor agreed to loan the Company an aggregate of up to $400,000 to cover expenses related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under the Promissory Note of $400,000 were repaid on February 27, 2019.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Units sold in the Initial Public Offering except that the warrants underlying such units would be identical to the Private Placement Warrants. As of December 31, 2019, the Company had no outstanding balance under the Working Capital Loans.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on the February 21, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company agreed to pay an affiliate of the Sponsor a total of  $37,000 per month for office space, administrative support and salaries to be paid to employees of such affiliate for due diligence and related services in connection with the Company’s search for a target company (although no salaries or fees will be paid from the monthly fee to members of the Company’s management team). For the year ended December 31, 2019, the Company incurred $370,000 in fees for these services. At December 31, 2019, $37,000 of such fees is included in accrued expenses in the accompanying balance sheet.
NOTE 5.   COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on February 21, 2019, the holders of the Founder Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants or warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On April 9, 2019, the underwriters elected to partially exercise their option to purchase 557,322 Units at a purchase price of $10.00 per Unit.
In connection with the closing of the Initial Public Offering and the option to purchase additional Units, the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $6,111,465 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,695,063 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of such amount, up to approximately $0.10 per Unit, or up to $3,055,732, may be paid to third parties not participating in the Initial Public Offering (but who are members of FINRA) that assist the Company in consummating a Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company, and such third parties will be selected by the Company in its sole discretion.
NOTE 6.   STOCKHOLDERS’ EQUITY
Preferred Stock
The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
Common Stock
Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 982,511 and -0- of Class A common stock issued or outstanding, excluding 29,574,811 and -0- shares of Class A common stock subject to possible redemption, respectively.
Class B Common Stock — The Company is authorized to issue 15,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2019 and 2018, there were 7,639,330 and 8,625,000 shares of Class B common stock issued and outstanding, respectively. As of December 31, 2018, 1,125,000 shares were subject to forfeiture.
Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement securities issued upon conversion of loans made to the Company. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its reasonable best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
In addition, if the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “newly issued price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.
Redemptions of Warrants for Cash —Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Warrants for Shares of Class A Common Stock — Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants (including both Public Warrants and Private Placement Warrants):
•
in whole and not in part;

•
at a price equal to a number of shares of Class A common stock to be determined, based on the redemption date and the fair market value of the Company’s Class A common stock;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable for cash so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 7.   INCOME TAX
The Company’s net deferred tax assets are as follows:
December 31, 2019
Deferred tax asset
Organizational costs/Startup expenses	$153,773
Total deferred tax asset	153,773
Valuation allowance	(153,773)
Deferred tax asset, net of allowance	$—
The income tax provision consists of the following:
December 31, 2019
Federal
Current	$1,120,521
Deferred	(153,773)
State
Current	—
Deferred	—
Change in valuation allowance	153,773
Income tax provision	$1,120,521
As of December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2019, the change in the valuation allowance was $153,773.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 is as follows:
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	3.3%
Income tax provision	24.3%
The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.
NOTE 8.   FAIR VALUE MEASUREMENTS
The Company classifies its U. S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.
At December 31, 2019, assets held in the Trust Account were comprised of $152,096 in cash and $309,688,279 in U.S. Treasury Bills, which are held at amortized cost.
The gross holding losses and fair value of held-to-maturity securities at December 31, 2019 are as follows:
	Held-To-Maturity	Amortized Cost	Gross Holding Gain	Fair Value
December 31, 2019	U.S. Treasury Securities (Mature on 2/6/2020)	$309,688,279	$2,018	$309,690,297
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019
NOTE 9.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ACAMAR PARTNERS ACQUISITION CORP.
CONDENSED BALANCE SHEETS
	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash	$429,605	$1,600,833
Prepaid income taxes	154,720	120,579
Prepaid expenses	35,271	96,208
Total Current Assets	619,596	1,817,620
Cash and marketable securities held in Trust Account	310,896,645	309,840,375
Total Assets	$311,516,241	$311,657,995
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities — Accrued expenses	$84,206	$214,813
Deferred underwriting fee payable	10,695,063	10,695,063
Total Liabilities	10,779,269	10,909,876
Commitments and Contingencies
Common stock subject to possible redemption, 29,573,697 and 29,574,811 shares as of September 30, 2020 and December 31, 2019, respectively (at $10.00 per share)	295,736,970	295,748,110
Stockholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 983,625 and 982,511 shares issued and outstanding (excluding 29,573,697 and 29,574,811 subject to possible redemption) as of September 30, 2020 and December 31, 2019, respectively	98	98
Class B common stock, $0.0001 par value; 15,000,000 shares authorized; 7,639,330 shares issued and outstanding at September 30, 2020 and December 31, 2019	764	764
Additional paid-in capital	1,534,835	1,523,695
Retained earnings	3,464,305	3,475,452
Total Stockholders’ Equity	5,000,002	5,000,009
Total Liabilities and Stockholders’ Equity	$311,516,241	$311,657,995
The accompanying notes are an integral part of the unaudited condensed financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating costs	$255,207	$268,252	$1,444,905	$658,473
Loss from operations	(255,207)	(268,252)	(1,444,905)	(658,473)
Other income:
Interest earned on marketable securities held in Trust Account	98,485	1,683,965	1,775,617	4,144,082
(Loss) income before income taxes	(156,722)	1,415,713	330,712	3,485,609
Provision for income taxes	(10,473)	(343,567)	(341,859)	(839,471)
Net (loss) income	$(167,195)	$1,072,146	$(11,147)	$2,646,138
Weighted average shares outstanding of Class A redeemable common stock	30,557,322	30,557,322	30,557,322	30,446,374
Basic and diluted net income per share, Class A	$0.00	$0.04	$0.04	$0.10
Weighted average shares outstanding of Class B non-redeemable common stock	7,639,330	7,639,330	7,639,330	7,588,618
Basic and diluted net loss per share, Class B	$(0.03)	$(0.03)	$(0.17)	$(0.07)
The accompanying notes are an integral part of the unaudited condensed financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Unaudited)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — January 1, 2020	982,511	$98	7,639,330	$764	$1,523,695	$3,475,452	$5,000,009
Change in value of common stock subject to possible redemption	(1,124)	—	—	—	(11,240)	—	(11,240)
Net income	—	—	—	—	—	11,236	11,236
Balance — March 31, 2020	981,387	98	7,639,330	764	1,512,455	3,486,688	5,000,005
Change in value of common stock subject to possible redemption	(14,481)	(1)	—	—	(144,809)	—	(144,810)
Net income	—	—	—	—	—	144,812	144,812
Balance — June 30, 2020	966,906	97	7,639,330	764	1,367,646	3,631,500	5,000,007
Change in value of common stock subject to possible redemption	16,719	1	—	—	167,189	—	167,190
Net loss	—	—	—	—	—	(167,195)	(167,195)
Balance — September 30, 2020	983,625	$98	7,639,330	$764	$1,534,835	$3,464,305	$5,000,002

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019
	Common Stock Class A		Class B Common Stock (1)		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — January 1, 2019	—	$—	8,625,000	$863	$24,137	$(2,750)	$22,250
Sale of 30,000,000 Units, net of underwriting discount and offering costs	30,000,000	3,000	—	—	282,866,510	—	282,869,510
Sale of 6,000,000 Private Placement Warrants	—	—	—	—	9,000,000	—	9,000,000
Common stock subject to possible redemption	(28,729,792)	(2,873)	—	—	(287,295,047)	—	(287,297,920)
Net income	—	—	—	—	—	406,165	406,165
Balance — March 31, 2019	1,270,208	127	8,625,000	863	4,595,600	403,415	5,000,005
Sale of 557,322 Units, net of underwriting discount and offering costs	557,322	56	—	—	5,266,636	—	5,266,692
Sale of 74,310 Private Placement Warrants	—	—	—	—	111,465	—	111,465
Forfeiture of Class B common stock by Sponsor	—	—	(985,670)	(99)	99	—	—
Change in value of common stock subject to possible redemption	(654,598)	(66)	—	—	(6,545,914)	—	(6,545,980)
Net income	—	—	—	—	—	1,167,827	1,167,827
Balance — June 30, 2019	1,172,932	117	7,639,330	764	3,427,886	1,571,242	5,000,009
Change in value of common stock subject to possible redemption	(107,215)	(10)	—	—	(1,072,141)	—	(1,072,151)
Net income	—	—	—	—	—	1,072,146	1,072,146
Balance — September 30, 2019	1,065,717	$107	7,639,330	$764	$2,355,745	$2,643,388	$5,000,004

The accompanying notes are an integral part of the unaudited condensed financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	Nine Months Ended September 30,
	2020	2019
Cash Flows from Operating Activities:
Net income (loss)	$(11,147)	$2,646,138
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,775,617)	(4,144,082)
Changes in operating assets and liabilities:
Prepaid income taxes	(34,141)	(114,106)
Prepaid expenses	60,937	(126,084)
Accrued expenses	(130,607)	153,297
Net cash used in operating activities	(1,890,575)	(1,584,837)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(305,573,220)
Cash withdrawn from Trust Account for franchise and income taxes	719,347	969,147
Net cash provided by (used in) investing activities	719,347	(304,604,073)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	299,461,755
Proceeds from sale of Private Placement Warrants	—	9,111,465
Repayment of advances from related party	—	(77,389)
Proceeds from promissory note — related party	—	79,500
Repayment of promissory note — related party	—	(400,000)
Payment of offering costs	—	(222,351)
Net cash provided by financing activities	—	307,952,980
Net Change in Cash	(1,171,228)	1,764,070
Cash — Beginning of period	1,600,833	12,000
Cash — End of period	$429,605	$1,776,070
Supplemental cash flow information:
Cash paid for income taxes	$376,000	$953,577
Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$—	$292,267,800
Change in value of common stock subject to possible redemption	$(11,140)	$2,648,251
Deferred underwriting fee payable	$—	$10,695,063
Payment of offering costs through promissory note and advances	$—	$114,135
The accompanying notes are an integral part of the unaudited condensed financial statements.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Acamar Partners Acquisition Corp. (the “Company”) was incorporated in Delaware on November 7, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on companies in the consumer and retail sectors. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2020, the Company had not commenced any operations. All activity through September 30, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and activities in connection with the proposed acquisition of CarLotz, Inc., a Delaware corporation (“CarLotz”) (see Note 5). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on February 21, 2019. On February 26, 2019, the Company consummated the Initial Public Offering of 30,000,000 units (“Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrants in a private placement to Acamar Partners Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $9,000,000, which is described in Note 4.
Following the closing of the Initial Public Offering on February 26, 2019, an amount of $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which has been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below.
On April 9, 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Units, the Company sold an additional 557,322 Units at $10.00 per Unit and sold an additional 74,310 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total gross proceeds of $5,684,685. Following such closing, an additional $5,573,220 of net proceeds ($10.00 per Unit) was deposited in the Trust Account, resulting in $305,573,220 ($10.00 per Unit) held in aggregate deposited into the Trust Account.
Offering costs amounted to $17,437,018, consisting of $6,111,465 of underwriting fees, $10,695,063 of deferred underwriting fees and $630,490 of other offering costs. As of September 30, 2020, cash of $429,605 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
The Company must complete a Business Combination with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors (the “Initial Stockholders”) have agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to an aggregate of 10% or more of the Public Shares, without the prior consent of the Company.
The Initial Stockholders have agreed (a) to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
The Company will have until February 26, 2021 to complete a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders or any of their respective affiliates acquire Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, except as to any claims by a third party that executed a waiver of any and all rights to funds held in the Trust Account (whether or not such waiver is enforceable) and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by February 26, 2021, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern . No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 26, 2021.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 27, 2020, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2019 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The interim results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020 and December 31, 2019.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020 and December 31, 2019, the 29,573,697 and 29,574,811, respectively, shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $17,437,018 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2020 and December 31, 2019, the Company had a deferred tax asset of approximately $426,000 and $154,000, respectively, which had a full valuation allowance recorded against it of approximately $426,000 and $154,000, respectively.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
The Company’s currently taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three and nine months ended September 30, 2020, the Company recorded income tax expense of approximately $10,000 and $342,000, respectively, primarily related to interest income earned on the Trust Account. During the three and nine months ended September 30, 2019, the Company recorded income tax expense of approximately $344,000 and $839,000, respectively, primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the three and nine months ended September 30, 2020 was approximately 7% and (103%), respectively, and for each of the three and nine months ended September 30, 2019 was approximately (24%), which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 16,260,084 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive under the treasury stock method.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of $98,485 and $1,683,965 for the three months ended September 30, 2020 and 2019, respectively (net of applicable franchise and income taxes of $60,473 and $393,567 for the three months ended September 30, 2020 and 2019, respectively) by the weighted average number of shares of Class A redeemable common stock outstanding for the periods. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of $1,775,617 and $4,144,082 for the nine months ended September 30, 2020 and 2019, respectively (net of applicable franchise and income taxes of $492,009 and $990,003 for the nine months ended September 30, 2020 and 2019, respectively) by the weighted average number of shares of Class A redeemable common stock outstanding for the periods. Net loss per common share, basic and diluted, for Class B non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to Class A redeemable common stock, net of applicable franchise and income taxes, by the weighted average number of Class B non-redeemable common stock outstanding for the periods. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
Coverage of $250,000. At September 30, 2020 and December 31, 2019, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.
Recently Issued Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 30,557,322 Units at a purchase price of $10.00 per Unit, inclusive of 557,322 Units sold to the underwriters on April 9, 2019 upon the underwriters’ election to partially exercise their option to purchase additional Units. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
NOTE 4.   RELATED PARTY TRANSACTIONS
Founder Shares
On November 15, 2018, the Sponsor purchased 8,625,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 6.
The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture to the extent that the underwriters’ option to purchase additional Units was not exercised in full or in part, so that the Initial Stockholders would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Initial Stockholders did not purchase any Public Shares in the Initial Public Offering). On April 9, 2019, as a result of the underwriters’ election to partially exercise their option to purchase additional Units, 985,670 Founder Shares were forfeited and 139,330 Founder Shares are no longer subject to forfeiture, resulting in an aggregate of 7,639,330 Founder Shares issued and outstanding.
The Initial Stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Private Placement
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,000,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
purchase price of $9,000,000. On April 9, 2019, in connection with the underwriters’ election to partially exercise their option to purchase additional Units, the Company sold an additional 74,310 Private Placement Warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $111,465. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
Advance from Related Party
The Sponsor advanced the Company an aggregate of $77,389 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. The advances were repaid on February 27, 2019.
Promissory Note — Related Party
On November 19, 2018, the Sponsor agreed to loan the Company an aggregate of up to $400,000 to cover expenses related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The borrowings outstanding under the Promissory Note of $400,000 were repaid on February 27, 2019.
Related Party Loans
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Units sold in the Initial Public Offering except that the warrants underlying such units would be identical to the Private Placement Warrants. As of September 30, 2020 and December 31, 2019, the Company had no outstanding balance under the Working Capital Loans.
Administrative Support Agreement
The Company entered into an agreement whereby, commencing on the February 21, 2019 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company agreed to pay an affiliate of the Sponsor a total of  $37,000 per month for office space, administrative support and salaries to be paid to employees of such affiliate for due diligence and related services in connection with the Company’s search for a target company (although no salaries or fees will be paid from the monthly fee to members of the Company’s management team). For each of the three months September 30, 2020 and 2019, the Company incurred $111,000 in fees for these services. For the nine months ended September 30, 2020 and 2019, the Company incurred $333,000 and $259,000 in fees for these services, respectively.

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
NOTE 5.   COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on February 21, 2019, the holders of the Founder Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants or warrants that may be issued upon conversion of working capital loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
In connection with the closing of the Initial Public Offering and the option to purchase additional Units, the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $6,111,465 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,695,063 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of such amount, up to approximately $0.10 per Unit, or up to $3,055,732, may be paid to third parties not participating in the Initial Public Offering (but who are members of FINRA) that assist the Company in consummating a Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company, and such third parties will be selected by the Company in its sole discretion.
NOTE 6.   STOCKHOLDERS’ EQUITY
Preferred Stock — The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2020 and December 31, 2019, there were 983,625 and 982,511 of Class A common stock issued or outstanding, excluding 29,573,697 and 29,574,811 shares of Class A common stock subject to possible redemption, respectively.
Class B Common Stock — The Company is authorized to issue 15,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
each share. At September 30, 2020 and December 31, 2019, there were 7,639,330 shares of Class B common stock issued and outstanding.
Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.
The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement securities issued upon conversion of loans made to the Company. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its reasonable best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
In addition, if the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “newly issued price”), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.
Redemptions of Warrants for Cash — Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Warrants for Shares of Class A Common Stock — Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants (including both Public Warrants and Private Placement Warrants):
•
in whole and not in part;

•
at a price equal to a number of shares of Class A common stock to be determined, based on the redemption date and the fair market value of the Company’s Class A common stock;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable for cash so long as they

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 7.   FAIR VALUE MEASUREMENTS
The Company classifies its U. S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying condensed balance sheets and adjusted for the amortization or accretion of premiums or discounts.
At September 30, 2020 and December 31, 2019, assets held in the Trust Account were comprised of $25,013,852 and $152,096 in cash and cash equivalents and $285,882,793 and $309,688,279, respectively, in U.S. Treasury Bills, which are held at amortized cost. Through September 30, 2020, the Company withdrew $1,983,749 of interest earned on the Trust Account to pay for its franchise and income tax obligations, of which $719,347 was withdrawn during the nine months ended September 30, 2020.
The gross holding losses and fair value of held-to-maturity securities at September 30, 2020 and December 31, 2019 are as follows:
	Held-To-Maturity	Amortized Cost	Gross Holding (Loss) Gain	Fair Value
September 30, 2020	U.S. Treasury Securities (Matures on 11/17/2020)	$285,882,793	$(7,102)	$285,875,691
December 31, 2019	U.S. Treasury Securities (Matured on 2/6/2020)	$309,688,279	$2,018	$309,690,297
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

NOTE 8.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.
Merger Agreement
On October 21, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Acamar Partners Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of the Company (“Merger Sub”), and CarLotz, providing for, among other things, and subject to the terms and conditions therein, a business combination between CarLotz and the Company pursuant to the proposed merger of Merger Sub with and into CarLotz, with CarLotz continuing as the surviving entity (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger:
(a)
each outstanding share of CarLotz common stock (the “CarLotz Common Stock”) (including CarLotz Common Stock resulting from the exercise and conversion of certain CarLotz securities exercisable or convertible into CarLotz Common Stock as of immediately prior to the closing of the Merger (the “Closing”)) that is outstanding as of immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive: (i) an amount of cash calculated pursuant to the terms of the Merger Agreement (the “Closing Per Share Cash Consideration”); (ii) newly issued shares of the Company’s Class A common stock (the “Company Common Stock”), calculated pursuant to the terms of the Merger Agreement (the “Closing Per Share Stock Consideration”); and (iii) a contingent and non-assignable right to a number of shares of Company Common Stock (the “Earnout Shares”) calculated pursuant to the terms of the Merger Agreement;

(b)
each outstanding share of CarLotz Series A preferred stock (the “CarLotz Preferred Stock,” and together with the CarLotz Common Stock, the “CarLotz Stock”)) that is outstanding as of immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive: (i) an amount of cash in respect of the liquidation preference of the CarLotz Preferred Stock calculated pursuant to the terms of the Merger Agreement; (ii) an amount of cash equal to the Closing Per Share Cash Consideration; (iii) a number of newly issued shares of Company Common Stock equal to the Closing Per Share Stock Consideration; and (iv) a contingent and non-assignable right to a number of Earnout Shares calculated pursuant to the terms of the Merger Agreement;

(c)
each option to acquire CarLotz Common Stock (the “CarLotz Option”) that is outstanding immediately prior to the effective time of the Merger (other than those held by individuals that are no longer service providers of CarLotz), whether vested or unvested, will be cancelled and converted into (i) the right to receive an amount in cash calculated pursuant to the terms of the Merger Agreement (defined as the “Closing Per Option Cash Consideration” in the Merger Agreement), (ii) a number of options to acquire shares of Company Common Stock, with the number of options and the exercise price per option, in each case, calculated pursuant to the terms of the Merger Agreement, and otherwise on the same terms and conditions as were applicable to such CarLotz Option (defined as the “Base Acquiror Options” in the Merger Agreement), and (iii) a number of options to acquire an additional number of shares of Company Common Stock, with the number of additional shares and the exercise price per option, in each case, calculated pursuant to the terms of the Merger Agreement, and otherwise on the same terms and conditions as were applicable to such CarLotz Option (defined as the “Earnout Acquiror Options” in the Merger Agreement), subject to forfeiture if the First Threshold or the Second Threshold (as defined below) is not met prior to the Forfeiture Date (as defined below)

If at any time during the 60 months following the Closing (the first business day following the end of such period, the “Forfeiture Date”), the closing trading price of the Company Common Stock is greater

ACAMAR PARTNERS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2020
(Unaudited)
than $12.50 over any 20 trading days within any 30 trading day period (the “First Threshold”), the Company shall promptly issue 50% of the Earnout Shares to the holders of CarLotz Stock as of immediately prior to the effective time of the Merger. Each such holder of CarLotz Stock will be entitled to receive a number of Earnout Shares calculated pursuant to the terms of the Merger Agreement.
If at any time prior to the Forfeiture Date, the closing trading price of the Company Common Stock is greater than $15.00 over any 20 trading days within any 30 trading day period (the “Second Threshold”), the Company shall promptly issue 50% of the Earnout Shares to the holders of CarLotz Stock as of immediately prior to the effective time of the Merger. Each such holder of CarLotz Stock will be entitled to receive a number of Earnout Shares calculated pursuant to the terms of the Merger Agreement. If either the First Threshold or the Second Threshold is not met on or before the Forfeiture Date, the applicable portion of the Earnout Shares otherwise issuable by the Company will be forfeited.
If, prior to the Forfeiture Date, there is a Change of Control (as defined in the Merger Agreement) that will result in the holders of Company Common Stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Company Common Stock after the date of the Merger Agreement), then the Company shall promptly issue all of the Earnout Shares not previously issued to each holder of CarLotz Stock as of immediately prior to the effective time of the Merger. Each such holder of CarLotz Stock will be entitled to receive a number of Earnout Shares calculated pursuant to the terms of the Merger Agreement.
Redemption Offer
Pursuant to the Company’s amended and restated certificate of incorporation and in accordance with the terms of the Merger Agreement, the Company will be providing its public stockholders with the opportunity to redeem all or a portion of their shares of Company Common Stock upon the completion of Merger at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Merger, including interest (which interest shall be net of taxes payable) earned on the funds held in the trust account, divided by the total number of then-outstanding shares of Company Common Stock.
The Merger Agreement contains customary representations, warranties and covenants by the parties thereto and the Closing is subject to certain conditions as further described in the Merger Agreement.
The PIPE Investment
In connection with the execution of the Merger Agreement, the Company entered into subscription agreements with respect to the PIPE Investment. Pursuant to the subscription agreements, certain accredited and strategic investors have committed to purchase 12,500,000 shares of Company’s Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $125,000,000 (the “PIPE Investment”). The closing of the PIPE Investment is subject to all conditions set forth in the Merger Agreement having been satisfied or waived. The consummation of the PIPE Investment is a closing condition under the Merger Agreement. The PIPE Investment will be taken into account when assessing if the Minimum Cash Condition under the Merger Agreement is met, meaning no less than $50 million must remain in the Trust Account following any redemptions by the Company’s public stockholders (assuming no cash will remain outside of the Trust Account). As part of the PIPE Investment, Acamar Partners Sponsor I LLC has committed to purchase 250,000 of Company’s Class A common stock for $2,500,000.

ANNEX A
AGREEMENT AND PLAN OF MERGER
dated as of
October 21, 2020
by and among
ACAMAR PARTNERS ACQUISITION CORP.
ACAMAR PARTNERS SUB, INC.
and
CARLOTZ, INC.

A-i

A-ii

A-iii

Exhibits
Exhibit A – Form of Amended and Restated Certificate of Incorporation of Acquiror
Exhibit B – Form of Amended and Restated Bylaws of Acquiror
Exhibit C – Form of Amended and Restated Certificate of Incorporation of the Company
Exhibit D – Form of Amended and Restated Bylaws of the Company
Exhibit E – Form of Sponsor Letter Agreement
Exhibit F – Form of Stockholder Letter Agreement
Exhibit G – Form of Equity Incentive Plan
Exhibit H – Pre-Closing Company Charter Amendment
Exhibit I – Form of Registration Rights Agreement
Exhibit J – Form of Stockholders Agreement

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of October 21, 2020, is entered into by and among Acamar Partners Acquisition Corp., a Delaware corporation (“Acquiror”), Acamar Partners Sub, Inc., a Delaware corporation (“Merger Sub”), and CarLotz, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.
RECITALS
WHEREAS, Acquiror is a blank check company incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination of one or more businesses;
WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of the Merger;
WHEREAS, the Company Entities are engaged in the business of buying and selling used cars and other activities ancillary thereto, including third party financing, insurance, service and protection;
WHEREAS, subject to the terms and conditions hereof, at the Effective Time, Merger Sub is to merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;
WHEREAS, the board of directors of Acquiror has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of Acquiror and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions (including the issuance of Acquiror Common Stock as Stock Merger Consideration), (iii) resolved to submit this Agreement and the Transactions (including the issuance of Acquiror Common Stock as Stock Merger Consideration) to the stockholders of Acquiror for their approval and adoption and (iv) resolved to recommend approval of this Agreement and the Transactions (including the issuance of Acquiror Common Stock as Stock Merger Consideration) by the stockholders of Acquiror;
WHEREAS, the board of directors of Merger Sub has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interest of Merger Sub and its sole stockholder to enter into this Agreement, (ii) approved this Agreement and the Transactions (including the Merger) and (iii) resolved to submit this Agreement and the Transactions (including the Merger) to Acquiror for its approval and adoption in its capacity as the sole stockholder of Merger Sub;
WHEREAS, the board of directors of the Company has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of the Company and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions (including the Merger), (iii) resolved to submit this Agreement and the Transactions (including the Merger) to the stockholders of the Company for their approval and adoption by written consent and (iv) resolved to recommend adoption of this Agreement and approval of the Transactions (including the Merger) by the stockholders of the Company by written consent;
WHEREAS, in connection with the Transactions, at the Closing, Acquiror, the Company, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, will enter into a Registration Rights Agreement in the form of Exhibit I hereto (the “Registration Rights Agreement”);
WHEREAS, in connection with the Transactions, at the Closing, Acquiror, the Company, certain Company Major Stockholders and the Sponsor will enter into a Stockholders Agreement in the form of Exhibit J attached hereto (the “Stockholders Agreement”)
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror has entered into (i) stockholder letter agreements in the form attached hereto as Exhibit F (the “Stockholder Letter Agreement”) with each of the Company Major Stockholders, pursuant to which each such Company Major Stockholder has agreed to deliver written consent in support of the adoption of the Merger Agreement and the approval of the Transactions (including the Merger and the Pre-Closing Company Charter Amendment) within ten (10) Business Days following the date on which the Registration Statement is declared effective by the SEC; and (ii) a letter agreement with the Sponsor in the form attached hereto as Exhibit E (the “Sponsor Letter Agreement”), pursuant to which the Sponsor has agreed to (x) vote all of its Acquiror Class B Common Stock in favor of the adoption of the Merger Agreement and the approval of the Transactions (including issuance of Acquiror Common Stock as Stock Merger Consideration), and (y) certain transfer restrictions in connection with its Acquiror Class B Common Stock and the Acquiror Common Stock issuable upon conversion thereof;
WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”);
WHEREAS, on or prior to the date hereof, the Company has delivered to Acquiror, and Acquiror has approved, a spreadsheet (the “Spreadsheet”), which sets forth (i) the capitalization of the Company as of the date hereof, (ii) the Ownership Allocation and the Stockholder Ownership Allocation based on the capitalization of the Company as of the date hereof, and (iii) the amount of the Merger Consideration receivable by each holder of Company Stock and Company Options pursuant to the terms of this Agreement based on the Closing Per Share Price assuming the Closing were to occur on the date hereof (in each case, subject to update, to the extent necessary, pursuant to Section 3.11); and
WHEREAS, on or prior to the date hereof, Acquiror has entered into Subscription Agreements with certain investors for such investors to subscribe for newly issued shares of Acquiror Common Stock for an aggregate subscription price of not less than $125,000,000 (the “PIPE Investment”), such subscriptions to be consummated immediately prior to the consummation of the Merger.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.01   Definitions.   As used herein, the following terms shall have the following meanings:
“Acceleration Event” has the meaning specified in Section 3.10(f).
“Acquiror” has the meaning specified in the preamble hereto.
“Acquiror Acquisition Proposal” has the meaning specified in Section 6.14(a).
“Acquiror Board” means the board of directors of Acquiror.
“Acquiror Class B Common Stock” means Acquiror’s Class B Common Stock, par value $0.0001 per share.
“Acquiror Common Stock” means Acquiror’s Class A Common Stock, par value $0.0001 per share.
“Acquiror Insured Person” has the meaning set forth in Section 6.10(c).
“Acquiror Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of Acquiror or Merger Sub, taken as a whole, or (b) the ability of Acquiror or Merger Sub to consummate the Transactions on a timely basis; provided, that “Acquiror Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent arising out of or attributable to: (i) any changes in applicable Laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of this Agreement; (ii) general economic or political conditions (including any conditions, impact or events resulting from, caused by or attributable to the U.S. Presidential election) or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which Acquiror or Merger Sub operate; (iv) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 or any COVID-19 Measures); (vi) any failure of Acquiror or Merger Sub to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of the Company Entities or any of their respective Affiliates; or (viii) the public announcement, pendency or completion of the Transactions; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on Acquiror or Merger Sub as compared to other similarly situated companies.
“Acquiror Preferred Stock” means Acquiror’s Preferred Stock, par value $0.0001 per share.
“Acquiror SEC Documents” has the meaning specified in Section 5.07(a).
“Acquiror Stockholder” means a holder of shares of Acquiror Common Stock and/or Acquiror Class B Common Stock.
“Acquiror Stockholder Approval” has the meaning specified in Section 5.02(a).
“Acquiror Stockholders’ Meeting” has the meaning set forth in Section 6.09(a).
“Acquiror Units” means the units of the Acquiror, each consisting of one share of Acquiror Common Stock and one-third of one Acquiror Warrant.
“Acquiror Waiving Parties” has the meaning set forth in Section 9.14(a).
“Acquiror Warrants” means the warrants of Acquiror, exercisable for Acquiror Common Stock at an exercise price of $11.50 per share.
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity.
“AFC Convertible Note” means the convertible promissory note granted by the Company in favor of Automotive Finance Corporation, dated as of December 20, 2019.
“AFC Warrant” means that certain stock purchase warrant agreement between the Company and Automotive Finance Corporation, dated as of December 20, 2019.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” has the meaning specified in the preamble hereto.
“Ancillary Agreements” means the Sponsor Letter Agreement, the Stockholder Letter Agreement, the Registration Rights Agreement and the Stockholders Agreement.
“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.
“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Audited Financial Statements” has the meaning specified in Section 4.06(a).
“Base Acquiror Options” means, with respect to each holder of Company Options (other than the Former Service Provider Options) issued and outstanding as of immediately prior to the Effective Time, the number of options to acquire shares of Acquiror Common Stock set forth opposite such holder of Company Options in the Spreadsheet under the heading “Base Acquiror Options” (subject to update, to the extent necessary, pursuant to Section 3.11). As set forth on the Spreadsheet, there would be an aggregate of 5,532,881 Base Acquiror Options if the Closing were to occur on the date hereof, and such Base Acquiror Options could be net settled into 5,080,181 shares of Acquiror Common Stock (equivalent to the intrinsic value of the Base Acquiror Options) if the holders of the Base Acquiror Options elected to exercise such Base Acquiror Options on the Closing Date through net settlement in shares of Acquiror Common Stock (rather than paying the exercise price in cash). For the avoidance of doubt, the 5,080,181 shares of Acquiror Common Stock into which the Base Acquiror Options could be net settled on the Closing Date shall be deducted from the Stock Merger Consideration and be held in treasury stock.
“Benefit Plan” means each (i) “employee benefit plan,” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, restricted stock, stock option, stock appreciation right, phantom equity, other equity-based, severance, salary continuation, supplemental unemployment, termination, employment, transaction or stay bonus, individual consulting or individual independent contracting, change-of-control, health, dental, prescription life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract, or arrangement (whether written or unwritten), including any Employment Contract, in any case (i) to which any Company Entity is party, (b) sponsored, maintained, contributed to, or required to be contributed to, by a Company Entity or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of such Company Entity or (c) under which such Company Entity has any liability, including on account of any ERISA Affiliate.
“Business” means the business of the Company Entities collectively, as conducted presently and during the twelve (12) months prior to the date of this Agreement; and references to “business of the Company”, “the Company’s business” or phrases of similar import shall be deemed to refer to the business of the Company Entities collectively, as conducted presently and during the twelve (12) months prior to the date of this Agreement.
“Business Combination” has the meaning set forth in Section 6.12(b).
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Cash Merger Consideration” means $33,000,000.
“Certificate of Incorporation” means the Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on November 7, 2018.
“Certificate of Merger” has the meaning specified in Section 2.01.
“Certificates” has the meaning set forth in Section 3.07(a).
“Change of Control” shall mean any transaction or series of related transactions the result of which is the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of (a) direct or indirect beneficial ownership of securities of Acquiror representing 50% or more of the combined voting power of the then outstanding securities of Acquiror, whether by acquisition, merger, consolidation, reorganization or other business combination, however effected, other than any such transaction (or series of related transactions) in which the equity holders of Acquiror as of immediately prior thereto continue to hold, after giving effect thereto, in each case directly or indirectly, more than 50% of the combined voting power of the then outstanding securities of Acquiror or the surviving Person outstanding immediately after such combination; or (b) all or substantially all of the assets of Acquiror.
“Closing” has the meaning specified in Section 2.03.
“Closing Date” has the meaning specified in Section 2.03.
“Closing Date Merger Consideration” means the aggregate of the Cash Merger Consideration, the Stock Merger Consideration, the Liquidation Preference Amount, the Base Acquiror Options and the Earnout Acquiror Options.
“Closing Per Option Cash Consideration” means, with respect to each Company Common Share subject to a Company Option, 4.628% of the Closing Per Option Price of such Company Option.
“Closing Per Option Price” means, in respect of each Company Common Share subject to a Company Option, an amount equal to the excess of the Closing Per Share Price over the applicable per share exercise price.
“Closing Per Share Cash Consideration” means 4.628% of the Closing Per Share Price. The Closing Per Share Cash Consideration would be $4.946 if the Closing were to occur on the date hereof.
“Closing Per Share Price” means an amount equal to the quotient obtained by dividing (i) the sum of the Cash Merger Consideration plus the Stock Merger Consideration Amount plus the aggregate exercise prices of all Company Options and the AFC Warrant (in each case outstanding as of immediately prior to the Effective Time without giving effect to the automatic exercise of the AFC Warrant pursuant to Section 3.06) by (ii) the Fully-Diluted Common Stock. The Closing Per Share Price would be $106.874 if the Closing were to occur on the date hereof.
“Closing Per Share Stock Consideration” means a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) 95.372% of the Closing Per Share Price by (ii) the Reference Price. The Closing Per Share Stock Consideration would be 10.1927 shares of Acquiror Common Stock if the Closing were to occur on the date hereof.
“Code” has the meaning specified in the recitals.
“Company” has the meaning specified in the preamble hereto.
“Company Acquisition Proposal” has the meaning specified in Section 6.14(b).
“Company Board” means the board of directors of the Company.
“Company Board Recommendation” has the meaning specified in Section 4.02(c).
“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated as of January 22, 2019.
“Company Common Shares” means a share of the Company’s common stock, par value $0.01 per share.
“Company Common Stockholders” means the Stockholders of the Company that own Company Common Shares.
“Company Entities” means, collectively, the Company and its Subsidiaries.
“Company Insured Person” has the meaning set forth in Section 6.10(b)
“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries pursuant to a Company IP Agreement, as currently conducted.

“Company IP Agreements” means all written licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), relating to Intellectual Property to which any Company Entity is a party.
“Company IP Registrations” means all Owned Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or, in the case of domain names, authorized domain name registrar, in any jurisdiction, including registered trademarks, registered domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.
“Company Major Stockholders” means, collectively, TRP Capital Partners, Michael Bor, Aaron Montgomery and William Boland and, with respect to Michael Bor, Aaron Montgomery and William Boland, each of their Affiliated family trusts.
“Company Option” means each option to purchase Company Common Shares that is outstanding under the Company Option Plans.
“Company Option Plans” means the 2017 Stock Option Plan and the 2011 Stock Incentive Plan adopted by the Company under each of which the Company has awarded nonqualified stock options to certain employees and consultants of the Company.
“Company Preferred Shares” means the Series A shares of preferred stock, par value $0.01 per share of the Company.
“Company Preferred Stockholders” means the Stockholders of the Company that own Company Preferred Shares.
“Company Stock” means, collectively, the Company Common Shares and the Company Preferred Shares.
“Company Stockholder Approval” has the meaning set forth in Section 4.02(a).
“Company Stockholders” means the collective reference to Company Common Stockholders and Company Preferred Stockholders.
“Company Waiving Parties” has the meaning set forth in Section 9.14(b).
“Confidentiality Agreement” has the meaning specified in Section 6.01.
“Contract” means, with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease, purchase order, delivery order, commitment or other arrangement, understanding or undertaking, in each case, in writing, including all amendments and modifications relating thereto, to which such Person is a party, by which it is bound, or to which any of its assets or properties is subject (other than any Company Benefit Plans).
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, delay, shut down, closure, sequester, workplace safety or similar Law, directive, order, guidelines or recommendations promulgated by any industry group, health organization or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.
“DGCL” has the meaning specified in the recitals.
“Disinterested Stockholders” means the Company Stockholders other than the Company Major Stockholders and Automotive Finance Corporation.
“Dissenting Shares” has the meaning specified in Section 3.02.

“Earnout Acquiror Options” means, with respect to each holder of Company Options (other than the Former Service Provider Options) issued and outstanding as of immediately prior to the Effective Time, the number of options to acquire shares of Acquiror Common Stock set forth opposite such holder of Company Options in the Spreadsheet under the heading “Earnout Acquiror Options” (subject to update, to the extent necessary, pursuant to Section 3.11), that will be issued in accordance with Section 3.04 and that are subject to forfeiture in accordance with Section 3.04(e). For the avoidance of doubt, each Earnout Acquiror Option shall represent the right to receive, upon exercise of such Earnout Acquiror Option, one share of Acquiror Common Stock. As set forth on the Spreadsheet, there would be an aggregate of 554,268 Earnout Acquiror Options if the Closing were to occur on the date hereof.
“Earnout Shares” means the number of shares of Acquiror Common Stock set forth in the Spreadsheet under the heading “Earnout Shares” (subject to update, to the extent necessary, pursuant to Section 3.11), that will be issued to the Company Stockholders in accordance with Section 3.10. For the avoidance of doubt, the total number of Earnout Shares shall be equal to 7,500,000 minus the number of shares of Acquiror Common Stock underlying the Earnout Acquiror Options.
“Effective Time” has the meaning specified in Section 2.01.
“Employment Contracts” has the meaning set forth in Section 4.14(f).
“Environmental Laws” mean any Laws relating to the protection of the environment, natural resources, pollution, or the treatment, storage, recycling, transportation, disposal, arrangement for treatment, storage, recycling, transportation, or disposal, handling or Release of or exposure to any Hazardous Materials (and including worker health or safety Laws as they relate to occupational exposure to Hazardous Substances).
“Equity Incentive Plan” means that certain management incentive plan to be entered into at Closing by the Acquiror, substantially in the form attached hereto as Exhibit G.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that is considered a single employer with any Company Entity under Section 414 of the Code or 4001 of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 3.07(a).
“Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.
“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.
“Financial Statements” has the meaning specified in Section 4.06.
“Flooring Facility” means that certain flooring facility agreement entered into by and among Automotive Finance Corporation and CarLotz Inc, dated January 22, 2016 (as amended on January 25, 2019), the Note (as such term is defined therein), and each of the other loan documents entered into by virtue of such agreement.
“Flooring Facility Guaranty Releases” has the meaning specified in Section 6.19.
“Forfeiture Date” has the meaning specified in Section 3.10(a).
“Form S-8” has the meaning specified in Section 6.17.
“Former Service Provider” has the meaning specified in Section 3.04(b).
“Former Service Provider Option” has the meaning specified in Section 3.04(b).

“Former Service Provider Shares” has the meaning specified in Section 3.04(b).
“Fully-Diluted Common Stock” means, as of immediately prior to the Effective Time, the sum of the following: (i) the aggregate number of Company Common Shares issued and outstanding (including Company Common Shares resulting from exercise, if any, of Company Options prior to the Closing and the conversion of the AFC Convertible Note pursuant to Section 3.05 but before giving effect to the automatic exercise of the AFC Warrant pursuant to Section 3.06, and excluding Former Service Provider Shares), (ii) the aggregate number of Company Common Shares issuable upon the conversion of the Company Preferred Shares, and (iii) the aggregate number of Company Common Shares issuable upon the exercise of the Company Options (including Former Service Provider Options) and the AFC Warrant. For the avoidance of doubt, the Fully-Diluted Common Stock shall exclude all shares of Company Stock that are owned by the Company as treasury stock. The Fully-Diluted Common Stock would be 6,715,970 if the Closing were to occur on the date hereof.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“General Charter Amendment Approval” means the affirmative vote or written consent of the Company Stockholders that hold a majority of the issued and outstanding Company Common Shares and Company Preferred Shares (on an as-converted-to-common basis), voting as a single class.
“General Merger Approval” means the affirmative vote or written consent of (i) the Company Stockholders that hold a majority of the issued and outstanding Company Common Shares and Company Preferred Shares (on an as-converted-to-common basis), voting as a single class, and (ii) the Company Preferred Stockholders that hold a majority of the issued and outstanding Company Preferred Shares, voting as a separate class.
“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold or pesticides.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any Person, without duplication, any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, including the PPP Loan and the Flooring Facility, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) capital lease obligations presented as capital lease liabilities on the consolidated balance sheet of the Company Entities or otherwise required to be categorized as such under GAAP, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice.
“Indemnified Person” has the meaning set forth in Section 6.10(a).
“Insurance Policies” has the meaning set forth in Section 4.18.
“Intellectual Property” means all intellectual property and industrial property rights, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all rights with respect to: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority; (c) works of authorship, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.
“Intended Tax Treatment” has the meaning specified in the recitals.
“Interim Balance Sheet Date” has the meaning specified in Section 4.06(a).
“Interim Financial Statements” has the meaning set forth in Section 4.06(a).
“Interim Period” has the meaning specified in Section 6.02.
“Knowledge of the Acquiror” means, with respect to the Acquiror, the actual knowledge of Luis Ignacio Solorzano Aizpuru, Juan Duarte Hinterholzer and Joseba Asier Picaza Ucar.
“Knowledge of the Company” means, with respect to the Company and its Subsidiaries, the actual knowledge of Michael W. Bor, John W. Foley, Robert Imhof, Daniel Valerian and Elizabeth Sanders.
“Law” means any law, statute, ordinance, regulation, rule, writ, judgment, or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all of the right, title and interest of the Company Entities under all leases, subleases, licenses, concessions and other agreements, pursuant to which any Company Entity holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.
“Letter of Transmittal” has the meaning set forth in Section 3.07(a).
“Liabilities” has the meaning set forth in Section 4.06.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.
“Liquidation Preference Amount” means $36,986,654.80.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of the Company Entities, taken as a whole, or (b) the ability of the Company to consummate the Transactions on a timely basis; provided, however, that in no event, occurrence, fact, condition or change would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any changes in applicable Laws implemented, or accounting rules, including GAAP, required to be adopted, after the date of this Agreement; (ii) general economic or political conditions (including any conditions, impact or events resulting from, caused by or attributable to the U.S. Presidential election) or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which the Company Entities operate; (iv) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including the COVID-19 or any COVID-19 Measures), (vi) any failure of the Company Entities to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required or permitted by this Agreement, or any action taken (or not taken) with the written consent of or at the request of Acquiror or Merger Sub or any of their respective Affiliates; or (viii) the public announcement, pendency or completion of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company Entities compared to other participants in the industries in which the Company Entities conduct the Business.
“Material Contracts” has the meaning set forth in Section 4.12.
“Material Permits” has the meaning specified in Section 4.23.
“Merger” has the meaning specified in in Section 2.01.
“Merger Consideration” means, collectively, the Closing Date Merger Consideration and the Earnout Shares.
“Merger Sub” has the meaning specified in the preamble hereto.
“NASDAQ” means the Nasdaq Capital Market.
“Organizational Documents” has the meaning specified in Section 4.01.
“Other Filings” has the meaning set forth in Section 6.09(a).
“Other Payments at Closing” means the aggregate of (a) the Transaction Expenses, (b) an amount equal to the excess of (i) the total amount payable to the holder of Company Preferred Stock calculated pursuant to Section 2.1 of the Company Certificate Incorporation as of the Effective Date over (ii) the Liquidation Preference Amount and (c) the aggregate amount of transaction bonuses described in Schedule 6.02 (including the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts).
“Outside Date” has the meaning set forth in Section 8.01(b)(i).
“Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.
“Ownership Allocation” means, with respect to each holder of Company Common Shares (including Former Service Provider Shares and after giving effect to the conversion of the AFC Convertible Note pursuant to Section 3.05 and the automatic exercise of the AFC Warrant pursuant to Section 3.06), Company Preferred Shares and/or Company Options (other than Former Service Provider Options), in each case, as of immediately prior to the Effective Time, the percentage set forth opposite such holder in the Spreadsheet under the heading “Ownership Allocation” (subject to update, to the extent necessary, pursuant to Section 3.11).
“PCAOB” means the Public Company Accounting Oversight Board.
“Per Preferred Share Liquidation Amount” means $18.177.
“Permits” means any franchise, approval, permit, authorization, license, order, registration, certificate, variance and other similar permit or rights obtained from any Governmental Authority necessary or advisable for the operations of the Business and all pending applications therefor.
“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business and (B) that relate to amounts not yet delinquent, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Interim Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Interim Financial Statements, (vii) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, and (ix) Liens described on Schedule 1.01 or incurred in connection with activities permitted under Section 6.01 hereof (including, for the avoidance of doubt, the refinancing of the Flooring Facility pursuant to Section 6.19).
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.
“PIPE Investment” has the meaning set forth in the recitals to this Agreement.
“PIPE Investors” has the meaning set forth in Section 5.16.
“PPP” means the Paycheck Protection Program set forth in the CARES Act (H.R. 748), including all rules and regulations promulgated in connection therewith.
“PPP Loan” means that certain Note, dated as of April 18, 2020, issued by the Company to Truist Bank, and all loan documents ancillary thereto.
“Pre-Closing Company Charter Amendment” means the amendment to the Company Certificate of Incorporation in the form attached hereto as Exhibit H.
“Press Release” has the meaning set forth in Section 6.11.
“Prospectus” has the meaning set forth in Section 6.12(a).
“Proxy Statement” has the meaning set forth in Section 6.09(a).
“Public Stockholders” has the meaning set forth in Section 6.12(a).
“Real Estate Lease Documents” has the meaning specified in Section 4.18(b).
“Reference Price” means $10.00.
“Registration Rights Agreement” has the meaning set forth in the recitals.

“Registration Shares” has the meaning set forth in Section 6.09(a).
“Registration Statement” has the meaning set forth in Section 6.09(a).
“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.
“Related Parties” means, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Released Claims” has the meaning set forth in Section 6.12(a).
“Repaid Indebtedness” has the meaning set forth in Section 2.05.
“Representatives” has the meaning set forth in Section 6.12(a).
“Required Charter Amendment Approval” means, collectively, the General Charter Amendment Approval and the Supermajority Approval.
“Required Merger Approval” means, collectively, the General Merger Approval and the Supermajority Approval.
“Schedules” means the disclosure schedules of either the Company and its Subsidiaries or the Acquiror and its Affiliates, as applicable.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.
“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.
“Sponsor” means Acamar Partners Sponsor I LLC and each of its members.
“Sponsor Letter Agreement” has the meaning specified in the recitals.
“Spreadsheet” has the meaning specified in the recitals.
“Stock Merger Consideration” means 68,001,335 shares of Acquiror Common Stock.
“Stock Merger Consideration Amount” means an amount equal to $680,013,345.20.
“Stockholder Ownership Allocation” means, with respect to each Company Stockholder (including Former Service Providers and after giving effect to the conversion of the AFC Convertible Note pursuant to Section 3.05 and the automatic exercise of the AFC Warrant pursuant to Section 3.06) and/or Company Preferred Shares (but excluding for this purpose any ownership of Company Options by such Company Stockholder), in each case, as of immediately prior to the Effective Time, the percentage set forth opposite such Company Stockholder in the Spreadsheet under the heading “Stockholder Ownership Allocation” (subject to update, to the extent necessary, pursuant to Section 3.11).

“Stockholder Letter Agreement” has the meaning given to it in the recitals.
“Stockholder Notice” has the meaning set forth in Section 6.08(b).
“Stockholders Agreement” has the meaning set forth in the recitals.
“Subscription Agreements” means the agreements between Acquiror and the investors party thereto, providing for the PIPE Investment.
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
“Supermajority Approval” means the affirmative vote or written consent of holders of 66 2∕3% of the issued and outstanding Company Common Shares held by the Disinterested Stockholders.
“Surviving Company” has the meaning specified in Section 2.01.
“Systems” means software, servers, networking circuits, networks, computer platforms, computers, hardware, databases, telecommunications equipment and all other similar technology infrastructure assets or services.
“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, custom, duty, governmental fee, charge or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.
“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.
“Time-Vesting Options” has the meaning specified in Section 3.04(a).
“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.
“Transaction Expenses” means the aggregate amount of all costs, fees and expenses payable to third parties incurred by or on behalf of the Company Entities, the Acquiror, the Sponsor and Merger Sub, in each case, at or prior to the Closing in connection with the review, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including (a) the fees and expenses of legal counsel, accountants and other representatives and consultants and due diligence (including travel-related) costs, fees and expenses, including, for the avoidance of doubt, fees and expenses to perform audits including with respect to PCAOB standards and quality of earnings reports, and (b) all such costs, fees and expenses payable in connection with or otherwise triggered by the Transactions.
“Transaction Form 8-K” has the meaning set forth in Section 6.11.
“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.
“Treasury Regulations” means the regulations promulgated under the Code.
“Trust Account” has the meaning specified in Section 6.12(a).

“Trust Agreement” has the meaning specified in Section 6.12(a).
“Trustee” has the meaning specified in Section 6.12(a).
“U.S. Trade Laws” means any U.S. Law of any Governmental Authority concerning the import, export, or re-export of products, technology and/or services, and the terms and conduct of transactions and making or receiving of payments related to such import, export, or re-export, including, but not limited to, as applicable, the Laws administered or enforced by U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, and/or the U.S. Department of Treasury’s Office of Foreign Assets Control.
“Voting Matters” has the meaning set forth in Section 6.09(b).
“Written Consent” has the meaning set forth in Section 6.08(a).
1.02   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(c)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(d)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(e)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action required to be taken on or by a Business Day is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action shall be taken or given on or by the next Business Day.
(f)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(g)   The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.
(h)   References to “$” or “dollars” refer to lawful currency of the United States.
(i)   Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.
(j)   Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

ARTICLE II
THE MERGER; CLOSING
2.01   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to become effective upon filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).
2.02   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
2.03   Closing.   Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place, electronically through the exchange of documents via e-mail or facsimile, at 8:00 a.m., New York City time, on the date which is second Business Day after the date on which all conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Concurrently with or as soon as practicable following the Closing on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.
2.04   Certificate of Incorporation and Bylaws of the Surviving Company.
(a)   At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit C attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.
(b)   At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit D attached hereto, and as so amended, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.
2.05   Repaid Indebtedness.   Prior to the Closing, the Company shall expend its reasonable best efforts to timely obtain payoff letters with respect to the items of Indebtedness set forth on Schedule 2.05 (the “Repaid Indebtedness”). In connection with the Closing, Acquiror shall make or cause to be made the payments referenced in the applicable payoff letters with respect to the Repaid Indebtedness on the Closing Date in order to discharge the Repaid Indebtedness covered thereby.
2.06   Other Payments and Closing.   No later than the close of business on the fifth (5th) Business Day preceding the anticipated Closing Date, (a) the Company shall provide to Acquiror a written statement, signed by a financial officer of the Company, setting forth the amount of Other Payments at Closing (other than the Transaction Expenses incurred by or on behalf of the Acquiror) that will remain outstanding on the anticipated Closing Date and (b) Acquiror shall provide to the Company a written statement, signed by a financial officer of Acquiror, setting forth the amount of all the Transaction Expenses incurred by or on behalf of the Acquiror, Merger Sub and the Sponsor that will remain outstanding on the anticipated Closing Date. Each of the Company an Acquiror shall provide the other Party and its representatives with reasonable access during normal business hours to the relevant books, records and finance personnel of such Party to enable the other Party and its representatives to review and analyze the Transaction Expenses incurred by or on behalf of such Party. The Parties shall meet and confer regarding the Transaction Expenses no later than the third (3rd) Business Day prior to the Closing Date, and shall make such changes thereto as the Parties may mutually and in good faith agree.
2.07   Deliveries and Proceedings at Closing.   Subject to the terms and conditions of this Agreement, at the Closing:
(a)   Company shall deliver or cause to be delivered to Acquiror and Merger Sub the certificates and other documents required to be delivered pursuant to Section 7.02; and
(b)   Acquiror and Merger Sub shall deliver or cause to be delivered (i) the certificates and other documents required to be delivered pursuant to Section 7.03, (ii) the Closing Date Merger Consideration (less the Base Acquiror Options, the Earnout Acquiror Options and the portion of the Cash Merger Consideration payable to the holders of Company Options (excluding Former Service Providers)) to the Exchange Agent for the account and benefit of the Company Stockholders (including Former Service Providers and Persons that become Company Stockholders pursuant to Section 3.05 and Section 3.06) in accordance with this Agreement, together with any notices and documentation necessary or appropriate in connection therewith (including the Spreadsheet, as updated, to the extent necessary, pursuant to Section 3.11), (iii) the Earnout Shares to be delivered pursuant to Section 3.10, (iv) the aggregate amount of the Repaid Indebtedness to the lenders thereof in accordance with the payoff letters and (v) the aggregate amount of the Transaction Expenses to the applicable third parties as directed by Company and Acquiror, as applicable, in writing prior to the Closing.
2.08   Directors and Officers.
(a)   The Acquiror shall take all necessary actions prior to the Effective Time such that each current director of the Acquiror shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time). Effective as of immediately following the Effective Time, each person set forth on Schedule 2.08(a) shall be appointed to the Acquiror Board, and, as of such time, shall be the only directors of the Acquiror. Each person appointed as a director of the Acquiror pursuant to the preceding sentence shall remain in office as a director of the Acquiror until his or her successor is elected and qualified or until his or her earlier resignation or removal.
(b)   The Company shall take all necessary actions prior to the Effective Time such that each current director of the Company shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time). Effective as of immediately following the Effective Time, each person set forth on Schedule 2.08(b) shall be appointed to the Board of Directors of the Surviving Company, and, as of such time, shall be the only directors of the Surviving Company. Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.
(c)   The officers of the Company listed in Schedule 2.08(c) shall continue to be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed in the manner provided in the bylaws of the Surviving Company and otherwise in accordance with any applicable written employment agreement or applicable Law.
ARTICLE III
EFFECTS OF THE MERGER
3.01   Effect on Capital Stock.   At the Effective Time, without any action on the part of Acquiror, Merger Sub, the Company, any Company Stockholders or any holder of Company Options:
(a)   Each Company Common Share issued and outstanding immediately prior to the Effective Time (including Former Service Provider Shares and after giving effect to the conversion of the AFC Convertible Note pursuant to Section 3.05 and the automatic exercise of the AFC Warrant pursuant to Section 3.06) (other than the Dissenting Shares or the shares to be canceled pursuant to Section 3.01(d)), shall thereupon be canceled and automatically converted into and deemed for all purposes to represent only the right to receive (i) an amount in cash equal to the Closing Per Share Cash Consideration, (ii) a number of shares of Acquiror Common Stock equal to the Closing Per Share Stock Consideration, and (iii) a contingent and non-assignable right to a number of shares of Earnout Shares to be issued pursuant to Section 3.10 in respect of such Company Common Shares, in each case, in accordance with the information set forth in the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11). As of the Effective Time, the Company Common Shares (including Former Service Provider Shares and after giving effect to the conversion of the AFC Convertible Note pursuant to Section 3.05 and the automatic exercise of the AFC Warrant pursuant to Section 3.06) shall no longer be outstanding and shall cease to exist and each former holder of Company Common Shares shall cease to have any rights with respect thereto other than the right to receive the consideration set forth in this Section 3.01(a). Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Acquiror Common Stock will be issued to any of the Company Common Stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of Acquiror Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such Company Common Stockholder, such fraction shall be rounded up to one whole share of Acquiror Common Stock.
(b)   Each Company Preferred Share issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares and other shares to be canceled pursuant to Section 3.01(d)), shall thereupon be canceled and automatically converted into and deemed for all purposes to represent only the right to receive (i) an amount in cash equal to the Per Preferred Share Liquidation Amount, (ii) an amount in cash equal to the Closing Per Share Cash Consideration, (iii) a number of shares of Acquiror Common Stock equal to the Closing Per Share Stock Consideration and (iv) a contingent and non-assignable right to a number of Earnout Shares to be issued pursuant to Section 3.10 in respect of such Company Preferred Share, in each case, in accordance with the information set forth in the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11). As of the Effective Time, the Company Preferred Shares shall no longer be outstanding and shall cease to exist and each former holder of the Company Preferred Shares shall cease to have any rights with respect thereto other than the right to receive the consideration set forth in this Section 3.01(b). Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Acquiror Common Stock will be issued to any of the Company Preferred Stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of Acquiror Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such Company Preferred Stockholder, such fraction shall be rounded up to one whole share of Acquiror Common Stock.
(c)   Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and such share shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time;
(d)   Each Treasury Share shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
3.02   Dissenting Shares.   Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, each share of Company Stock issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Company Stock in accordance with Section 262 of the DGCL (such Company Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Company Stock) shall not be converted into a right to receive the consideration set forth in Section 3.01(a) or Section 3.01(b), but instead shall be entitled to only to receive payment of the appraised value of such share of Company Stock held by them in accordance with the provisions of Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such share of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the consideration set forth in Section 3.01(a) or Section 3.01(b), as applicable, without interest thereon. The Company shall provide Acquiror, as promptly as reasonably practicable, written notice of any demands received by Company for appraisal of Company Stock, any written withdrawal of any such demand and any other written demand, notice or instrument delivered to Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Acquiror shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Acquiror, Company shall not make any payment with respect to, or settle or offer to settle, any such demands.
3.03   Withholding.   Each of Acquiror, Merger Sub, the Company, the Surviving Company and anyone acting on their behalf shall be entitled to deduct and withhold from the payment of any Merger Consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to and the making of any such payment under any applicable tax Law, through the withholding of a number of shares or cash. Any sum which is withheld as permitted by this Section 3.03 shall be remitted to the appropriate Governmental Authority. To the extent that amounts are so withheld and paid to the proper Governmental Authority pursuant to any applicable tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
3.04   Treatment of Company Stock Options.
(a)   At the Effective Time, pursuant to the terms of the Company Option Plans and as set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11), each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and held by an individual that, at such time, provides services to the Company or any of its Subsidiaries shall, without any action on the part of the holder thereof, be canceled and automatically converted into (i) the right to receive an amount of cash equal to the Closing Per Option Cash Consideration in respect of such Company Option, (ii) a Base Acquiror Option, with respect to the number of Common Shares and with the exercise price set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11) and otherwise on the same terms and conditions as were applicable to such Company Option, and (iii) an Earnout Acquiror Option, with respect to the number of Common Shares and with the exercise price set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11) and otherwise on the same terms and conditions as were applicable to such Company Option, but subject to Section 3.04(e); provided that the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to each Base Acquiror Option and each Earnout Acquiror Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. The Base Acquiror Options and the Earnout Acquiror Options that, in each case, are not Time-Vesting Options (as defined below) shall be fully vested. Notwithstanding anything in this Agreement to the contrary, the Base Acquiror Options and Earnout Acquiror Options denoted as “Time-Vesting” on the Spreadsheet (the “Time-Vesting Options”) shall be unvested as of the Effective Time and shall vest in equal annual installments on the first four anniversaries of the Closing Date, subject to the continued employment of the holder thereof through the applicable anniversary; provided that the Time-Vesting Options shall accelerate in full upon a Change in Control (as defined in the 2017 Stock Option Plan of the Company), subject to the continued employment of the holder thereof through such a Change in Control event. The shares of Acquiror Common Stock that may be acquired through the exercise of any vested Earnout Acquiror Options shall be subject to the additional conditions for the Earnout Acquiror Options described in Section 3.04(e).
(b)   Immediately prior to the Effective Time and after taking into account any vesting pursuant to this Section 3.04, pursuant to the terms of the Company Option Plan, each Company Option (each, a “Former Service Provider Option”) that is outstanding immediately prior to the Effective Time and held by any individual who no longer provides services to the Company or any of its Subsidiaries as of the Effective Time (each, a “Former Service Provider”) shall, without any action on the part of the holder thereof, be canceled and automatically be converted, with respect to each Former Service Provider into the number of Company Common Shares set forth opposite such Former Service Provider’s name as set forth in the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11) (the “Former Service Provider Shares”). For all purposes of this Agreement, the Former Service Provider Shares shall be treated as held by the Former Service Providers as of immediately prior to the Effective Time, and the Former Service Providers shall be treated as Company Stockholders as of immediately prior to the Effective Time for all purposes of this Agreement.
(c)   All payments of Closing Per Option Cash Consideration shall be paid without interest and as promptly as practicable following, but in no event later than ten (10) Business Days after, the Effective Time, and all such payments (other than with respect to any director, consultant or independent contractor) shall be paid through the payroll system or payroll provider of Acquiror or its applicable affiliate.
(d)   At the Effective Time, by virtue of the Merger and without any need of any further corporate action, Acquiror shall assume the Company Stock Plans, with the result that Acquiror may issue the shares of Acquiror Common Stock after the Effective Time pursuant to the exercise of the Base Acquiror Options and the Earnout Acquiror Options under the Company Stock Plans or any other plan of Acquiror or any its affiliates.
(e)   With respect to the Earnout Acquiror Options, (i) fifty percent (50%) of the Earnout Acquiror Options shall be forfeited on the Forfeiture Date in the event of the failure of the satisfaction of the threshold set forth in Section 3.10(a) on or prior to the Forfeiture Date and (ii) the remaining fifty percent (50%) of the Earnout Acquiror Options shall be forfeited on the Forfeiture Date in the event of the failure of the satisfaction of the threshold set forth in Section 3.10(b) on or prior to the Forfeiture Date; provided, further, that no such forfeiture shall occur if an Acceleration Event occurs prior to the Forfeiture Date. Following the earlier of the Forfeiture Date and an Acceleration Event, any Earnout Acquiror Options that were not forfeited pursuant to the immediately preceding sentence shall no longer be subject to forfeiture, except pursuant to the service-based vesting conditions described in Section 3.04(a) to the extent such Earnout Acquiror Options are Time-Vesting Options. Upon exercise of any Earnout Acquiror Option prior to the earlier of the Forfeiture Date and an Acceleration Event, the shares of Acquiror Common Stock otherwise issuable upon such exercise shall be held by Acquiror on behalf of the exercising optionholder (and such shares shall not be transferable) until such time as the Earnout Shares are issued to Company Stockholders pursuant to Section 3.10 (and if the Earnout Shares are not so issued, then the corresponding shares related to such Earnout Acquiror Option exercise shall be forfeited to the Acquiror).
3.05   Conversion of AFC Convertible Note.   As of immediately prior to the Closing, the AFC Convertible Note shall be converted into a number of Company Common Shares in accordance with the terms of the AFC Convertible Note and the information set forth in the Spreadsheet. The AFC Convertible Note converted into Company Common Shares shall no longer be outstanding and shall cease to exist, and the holder of the AFC Convertible Notes shall thereafter cease to have any rights with respect to such securities and become a Company Common Stockholder for all purposes of this Agreement.
3.06   Automatic Exercise of AFC Warrant.   Promptly following the date of this Agreement, the Company shall provide written notice to the holder of the AFC Warrant of the entering into by the Company of this Agreement. Immediately prior to the Effective Time, the AFC Warrant shall automatically, and without any required action on the part of the holder of the AFC Warrant or beneficiary thereof, be exercised into a number of Company Common Shares in accordance with Section 6 of the AFC Warrant (on a net exercise basis) and the information set forth in the Spreadsheet. The AFC Warrant converted into Company Common Shares shall no longer be outstanding and shall cease to exist, and the holder of the AFC Warrant shall thereafter cease to have any rights with respect to such securities and become a Company Common Stockholder for all purposes of this Agreement.
3.07   Surrender and Payment.
(a)   Following the date hereof and prior to the Effective Time, Acquiror shall, at the Company’s sole cost and expense, appoint an exchange agent reasonably acceptable to the Company (the “Exchange

Agent”) to act as the exchange agent in the Merger; provided, however, that Acquiror shall (i) afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto; and (ii) not appoint an Exchange Agent prior to the Effective Time in such a manner that will result in costs or expenses to the Company to be paid by the Company prior to the Effective Time or in the event that the Merger Agreement is terminated, in each case in clause (ii), absent the written consent of the Company. Promptly after the appointment of the Exchange Agent, Acquiror shall cause the Exchange Agent to mail to each holder of record of Company Stock (including Former Service Provider Shares and after giving effect to the conversion of the AFC Convertible Note pursuant to Section 3.05 and the automatic exercise of the AFC Warrant pursuant to Section 3.06) entitled to receive the Closing Date Merger Consideration pursuant to Section 3.01 (other than the Base Acquiror Options and the Earnout Acquiror Options), at the Company’s sole cost and expense, a letter of transmittal (which shall be in the form and substance reasonably acceptable to the Company) (a “Letter of Transmittal”) and instructions for use in effecting the surrender of the certificates evidencing such Company Stock, in physical or electronic form, as the case may be (the “Certificates”), to the extent such Company Stock is represented by the Certificates, in exchange for the applicable portion of Closing Date Merger Consideration payable to such holder. The Exchange Agent shall (A) at or promptly following the Effective Time, issue to each holder of record of Company Stock entitled to receive a portion of the Closing Date Merger Consideration pursuant to Section 3.01 that has delivered a Certificate (only to the extent such Company Stock is represented by a Certificate) (together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and customary tax forms that the Exchange Agent may reasonably require in connection therewith) at least three (3) Business Days prior to the Closing Date, the portion of the Closing Date Merger Consideration with respect to such Certificate (or any Company Stock not represented by a Certificate) so surrendered and the Certificate shall forthwith be canceled; and (B) following the Effective Time, with respect to any holder of record of Company Stock entitled to receive a portion of the Closing Date Merger Consideration pursuant to Section 3.01 that did not receive such portion of the Closing Date Merger Consideration pursuant to the preceding clause (A), no later than three (3) Business Days after receipt of a Certificate (only to the extent such Company Stock is represented by a Certificate) (together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any customary tax forms that the Exchange Agent may reasonably require in connection therewith), issue to the holder of such Certificate (or any Company Stock not represented by a Certificate) the Closing Date Merger Consideration with respect to such Certificate (or any Company Stock not represented by a Certificate) so surrendered and the Certificate shall forthwith be canceled. The Exchange Agent shall deliver (x) the Stock Merger Consideration into which such Company Common Shares and Company Preferred Shares, as applicable, have been converted pursuant to Section 3.01(a) (after giving effect to Section 3.01(d), Section 3.05 and Section 3.06) and Section 3.01(b), respectively, as reflected in the Stockholder Ownership Allocation, electronically through book entry-delivery or, upon the written request of any Company Stockholder, in the form of an original stock certificate to the address set forth in such Company Stockholder’s Letter of Transmittal, (y) the Cash Merger Consideration payable to each Company Stockholder in accordance with the Ownership Allocation in immediately available funds in accordance with the payment instructions set forth in such Company Stockholder’s Letter of Transmittal and (z) the Liquidation Preference Amount to the Company Preferred Stockholder in immediately available funds in accordance with the payment instructions set forth in such Company Preferred Stockholder’s Letter of Transmittal. Unless otherwise provided herein, no interest shall be paid or shall accrue on any Closing Date Merger Consideration payable upon surrender of any Certificate (or any Company Stock not represented by a Certificate). Until so surrendered, each outstanding Certificate (or any Company Stock not represented by a Certificate) that prior to the Effective Time represented shares of Company Stock (other than for Dissenting Shares and other shares to be canceled pursuant to Section 3.01(d)) shall be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive the portion of the Merger Consideration. If after the Effective Time, any Certificate (or any Company Stock not represented by a Certificate) is presented to the Exchange Agent, it shall be canceled and exchanged as provided in this Section 3.07(a).
(b)   If any portion of the Closing Date Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate (or any Company Stock not represented by a Certificate) is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate (or any Company Stock not represented by a Certificate) or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(c)   No dividends or other distributions declared or made after the Effective Time with respect to the Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or Company Stock not represented by a Certificate) with respect to the Acquiror Common Stock issuable to such holder hereunder in consideration for the surrender of such Certificate (or Company Stock not represented by a Certificate) until the holder of such Certificate (or Company Stock not represented by a Certificate) shall surrender such Certificate (or Company Stock not represented by a Certificate). Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate (or Company Stock not represented by a Certificate), there shall be paid to the holder of the certificates representing shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Acquiror Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock.
(d)   Any Closing Date Merger Consideration remaining unclaimed by Company Stockholders three (3) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.
(e)   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of loss and indemnity by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Shares formerly represented by such Certificate in accordance with this Agreement.
3.08   Equitable Adjustments.   Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Acquiror shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the number of shares of Acquiror Common Stock to be issued as the Merger Consideration shall be appropriately adjusted to reflect such change.
3.09   Taking of Necessary Action; Further Action.   If at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, the officers and board of directors of the Surviving Company will be fully authorized in the name of the Company or Merger Sub, as the case may be, to take and shall take any and all such lawful and necessary action.
3.10   Earnout Shares.
(a)   If at any time during the sixty (60) months following the Closing (the first business day following the end of such period, the “Forfeiture Date”) the closing share price of the Acquiror Common Stock is greater than $12.50 over any twenty (20) Trading Days within any thirty (30) Trading Day period, the Acquiror shall promptly issue to each Company Stockholder as of immediately prior to the Effective Time a number of shares equal to the product of (x) the Stockholder Ownership Allocation of such Company Stockholder multiplied by (y) 50% of the Earnout Shares, electronically through book-entry delivery.

(b)   If at any time prior to the Forfeiture Date, the closing share price of the Acquiror Common Stock is greater than $15.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period, the Acquiror shall promptly issue to each Company Stockholder as of immediately prior to the Effective Time a number of shares equal to the product of (x) the Stockholder Ownership Allocation of such Company Stockholder multiplied by(y) 50% of the Earnout Shares, electronically through book-entry delivery.
(c)   To the extent a fractional share of Acquiror Common Stock is issuable as part of the allocable Earnout Shares to a Company Stockholder after aggregating all fractional shares of Acquiror Common Stock that otherwise would be allocable to such Company Stockholder, in respect of his, her or its Earnout Shares, such fraction shall be rounded up to one whole share of Acquiror Common Stock.
(d)   The Acquiror Common Stock price targets in clauses(a) and (b) above shall be equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Acquiror Common Stock after the date of this Agreement (other than in respect of issuances of Acquiror Common Stock in connection with (i) any equity financing by Acquiror in relation to the Transaction or (ii) the issuance of the Merger Consideration (including the Closing Date Merger Consideration)).
(e)   Following the Closing and prior to the end of the Forfeiture Date, Acquiror and its Subsidiaries, including the Company Entities, will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Earnout Shares have been met, and none of the Company Stockholders will have any right to claim any damages as a result of such decisions or the failure to satisfy any of the thresholds set forth in Sections 3.10(a) or (b).
(f)   If, prior to the end of the Forfeiture Date, there is a Change of Control that will result in the holders of Acquiror Common Stock receiving a per share price equal to or in excess of the Reference Price (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Acquiror Common Stock after the date of this Agreement) (an “Acceleration Event”), then the Acquiror shall promptly issue to each Company Stockholder as of immediately prior to the Effective Time a number of shares equal to the product of (x) the Stockholder Ownership Allocation of such Company Stockholder multiplied by (y) the Earnout Shares to the extent that such Earnout Shares have not previously been issued, electronically through book entry-delivery.
(g)   The Company Stockholders are intended third party beneficiaries of this Section 3.10, and each Company Stockholder shall be entitled to enforce the same.
(h)   All Earnout Shares to be issued and delivered in connection with this Section 3.10 to the Company Stockholders shall be, upon issuance and delivery of such Earnout Shares, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens.
3.11   Update to the Spreadsheet.   Subject to compliance by the Company with Section 6.02, no later than close of business on the fifth (5th) Business Day preceding the anticipated Closing Date, the Company shall have the right to prepare and deliver to Acquiror an updated Spreadsheet containing changes to the Ownership Allocation, the Stockholder Ownership Allocation, the allocation of the Cash Merger Consideration, Stock Merger Consideration, Base Acquiror Options, Earnout Acquiror Options and Earnout Shares to be received by each holder of Company Stock or Company Options pursuant to the terms of this Agreement, in each case, as of the Closing Date and by applying the same methodology, assumptions, formulas and techniques used in the preparation of the original Spreadsheet and by using the Closing Per Share Price as of the Closing; provided, that no changes shall be made to the aggregate Cash Merger Consideration, aggregate Stock Merger Consideration, Liquidation Preference Amount or the sum of Earnout Shares and the shares of Acquiror Common Stock subject to the Earnout Acquiror Options. The Parties shall meet and confer regarding the updated Spreadsheet no later than the third (3rd) Business day prior to the anticipated Closing Date, and shall make such changes thereto as the Parties may mutually and in good faith agree so that the updated Spreadsheet reflects any such changes. Such updated Spreadsheet shall be the “Spreadsheet” for all purposes of this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Acquiror and Merger Sub as follows:
4.01   Organization and Qualifications; Subsidiaries.   The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Each other Company Entity is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has full corporate or limited liability company, as applicable, power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Schedule 4.01 sets forth each Company Entity, its jurisdiction of organization, its directors and officers, and each jurisdiction in which such Company Entity is licensed or qualified to do business, and each Company Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.01, the Company owns all of the outstanding equity interests of its Subsidiaries, free and clear of all Liens, and there are no derivative securities or commitments to issue derivative securities in respect of such Subsidiaries. The Company does not own or have any ownership interest in any other Person other than such Subsidiaries. True and complete copies of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and any other similar governing documents, each as amended to date (together, “Organizational Documents”), of each Company Entity, have been made available to Acquiror.
4.02   Due Authorization.
(a)   The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, (i) in the case of the consummation of the Merger, adoption of this Agreement and approval of the Merger by the General Merger Approval and the Supermajority Approval and (ii) in the case of the consummation of the Pre-Closing Company Charter Amendment, approval of the Pre-Closing Company Charter Amendment by the General Charter Amendment Approval and the Supermajority Approval (approvals in clauses (i) and (ii) collectively, “Company Stockholder Approval”), to consummate the Transactions.
(b)   The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only(i) in the case of consummation of the Merger, to the receipt of the General Merger Approval and the Supermajority Approval and (ii) in the case of consummation of the Pre-Closing Company Charter Amendment, to the receipt of the General Charter Amendment Approval and the Supermajority Approval. The Required Merger Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Ancillary Agreements, and approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby (other than the Pre-Closing Company Charter Amendment). The Required Charter Amendment Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve the Pre-Closing Company Charter Amendment. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each other party hereto, constitutes, or will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at Law or in equity). When each Ancillary Agreement to which the Company is or will be a party has been duly executed and delivered by the Company (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).
(c)   The Company Board, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified in any way adverse to Acquiror or Merger Sub, has, as of the date hereof (i) determined that this Agreement and the Transactions, including the Merger and the Pre-Closing Company Charter Amendment, are in the best interests of, the Company Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions, including the Merger and the Pre-Closing Company Charter Amendment, in accordance with the DGCL, the Company’s Organizational Documents and the Company’s shareholders’ agreement, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Company Stockholders for adoption and the Transactions, including the Merger and the Pre-Closing Company Charter Amendment, be submitted to the Company Stockholders for approval (in each case, including by Supermajority Approval), and (iv) resolved to recommend that the Company Stockholders (including by Supermajority Approval) adopt the “agreement of merger” set forth in this Agreement and approve the Transactions (including the Merger and the Pre-Closing Company Charter Amendment (collectively, the “Company Board Recommendation”).
4.03   No Conflict; Consents.   The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) subject to, (A) in the case of the Merger, obtaining the Required Merger Approval and (B) in the case of the Pre-Closing Company Charter Amendment, obtaining the Required Charter Amendment Approval, conflict with or result in a violation or breach of, or default under, any Organizational Documents of the Company or any of its Subsidiaries, as the same may be amended from time to time; (ii) subject to, (A) in the case of the Merger, obtaining the Required Merger Approval and (B) in the case of the Pre-Closing Company Charter Amendment, obtaining the Required Charter Amendment Approval, conflict with or result in a violation or breach of any provision of any applicable Law, Permit or Governmental Order applicable to the Company; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), or any Permit or Leased Real Property document to which any of the Company Entities is a party or by which any of them or any of their respective assets or properties may be bound or affected or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of any Company Entity, except, with respect to the foregoing clauses (ii), (iii) and (iv), as would not reasonably be expected to have a material adverse effect on the Company Entities, taken as a whole.
4.04   Governmental Authorities; Consents.   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Company Entity with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) the effectiveness of the filing of the Certificate of Merger with the Secretary of the State of Delaware, (c) the effectiveness of the Registration Statement, (d) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions and (e) as otherwise disclosed on Schedule 4.04.
4.05   Capitalization.
(a)   Schedule 4.05(a) sets forth, as of the date hereof, (i) the authorized capital stock of the Company, (ii) the number, class and series of shares of Company Stock owned by each Company Stockholder, together with the name of each registered holder thereof, (iii) a list of all holders of outstanding Company Options, including the number of Company Common Shares subject to each such Company Option, the grant date, and exercise price for such Company Option, the extent to which such Company Option is vested and exercisable, the Company Option Plan under which such Company Option was granted and the date on which such Company Option expires, (iv) a list of all holders of the AFC Warrant, including the number of shares of Company Stock subject to the AFC Warrant, the grant date, and exercise price for the AFC Warrant and (v) a list of all holders of the AFC Convertible Note, including the number of Company Common Shares subject to each such AFC Convertible Note. All of the issued and outstanding Company Common Shares, Company Preferred Shares, Company Options, the AFC Warrant and the AFC Convertible Note (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract. Except as set forth on Schedule 4.05(a), as of the date hereof there are no other Company common shares, preferred shares, options, warrants, convertible notes or other equity interests of the Company authorized, reserved, issued or outstanding. Each Company Option was granted in accordance with the applicable Company Option Plans with an exercise price per share (A) that is equal to or greater than the fair market value of the underlying shares on the grant date or (B) was determined pursuant to the Code Section 409A safe-harbor for illiquid start-up companies pursuant to Treasury Regulation Section 1.409A-1(b)(5)(iv)(B)(2)(iii) or in accordance with Code Section 422(c)(1), as applicable, and has a grant date identical to the date on which Company Board or its compensation committee actually awarded the Company Option. Each Company Option qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s Financial Statements, respectively, and does not trigger any liability for the Company Option holder under Section 409A of the Code. The Company has provided or made available to Acquiror (or Acquiror’s representatives) true and complete copies of the standard form of option agreement and any stock option agreements that materially differ from such standard form.
(b)   Except for the Company Preferred Shares, the Company Options, the AFC Warrant and the AFC Convertible Note, as of the date hereof there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Common Shares or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.05(b), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except as set forth on Schedule 4.05(b), as of the date hereof the Company is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests.
(c)   As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are

(A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Significant Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth on Schedule 4.05(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.05(c), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.
(d)   As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens.
(e)   All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance in all material respects with the Company Charter Documents then in effect, any agreement to which the Company then was a party and in compliance in all material respects with applicable Law.
4.06   Financial Statements.
(a)   Schedule 4.06(a) sets forth the Company’s (i) audited consolidated financial statements consisting of the balance sheet of the Company Entities as of December 31 in each of the years 2018 and 2019, (ii) audited consolidated statements of income and retained earnings, stockholders’ equity and cash flow for the years ended December 31, 2017, 2018 and 2019 (together, the “Audited Financial Statements”) and (iii) unaudited financial statements consisting of the consolidated balance sheet of the Company Entities as of June 30, 2020 (the “Interim Balance Sheet Date”) and the related consolidated statements of income and retained earnings and cash flow for the six (6) month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).
(b)   The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and, with respect to the Audited Financial Statements, when delivered for inclusion in the Registration Statement, in accordance with the auditing standards of the PCAOB, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and reclassifications and the absence of notes and other presentation items. The Financial Statements are based on the books and records of the Company Entities, and fairly present in all material respects the financial condition of the Company Entities as of the respective dates they were prepared and the results of the operations of the Company Entities for the periods indicated. The Company Entities maintain a standard system of accounting established and administered in accordance with GAAP.
(c)   Except as set forth on Schedule 4.06(c), (i) all representations and certifications made by the Company to lenders or any Governmental Authority in connection with the PPP Loan were accurate, true and correct in all material respects when made and (ii) the Company used the proceeds of the PPP Loan solely for the allowable uses set forth in the PPP.
4.07   Undisclosed Liabilities.   The Company Entities have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured (“Liabilities”) that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Interim Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in the Schedules, (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company Entities, taken as a whole.
4.08   Litigation and Proceedings.   As of the date hereof: (i) there are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings (or, to the knowledge of the Company, against any of the officers or directors of any Company Entity related to their business duties, which interfere with their business duties, or as to which any Company Entity has any indemnification obligations) in each case which would reasonably be expected to result in Liabilities to any of the Company Entities in excess of $250,000,(ii) neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, and (iii) there is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or its Subsidiaries to enter into, perform its obligations under this Agreement and consummate the Transactions.
4.09   Compliance with Laws.
(a)   Each Company Entity is now, and for the past three (3) years has been, in compliance in all respects with all Laws (including any regulatory or licensing requirements in respect of insurance) applicable to it and its Business, except for such non-compliance that has not and would not reasonably be expected to have a material adverse effect on the Company Entities, taken as a whole.
(b)   (i) There has been no action taken by the Company, its Subsidiaries, or, to the Knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law or U.S. Trade Laws, (ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or U.S. Trade Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or U.S. Trade Laws, (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or U.S. Trade Laws and (iv) neither the Company nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or U.S. Trade Laws.
4.10   Intellectual Property.
(a)   Schedule 4.10(a) lists all the material Company IP Registrations as of the date hereof, indicating as to each item other than domain names as applicable: (a) the owner; (b) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (c) the respective issuance, registration, or application number of the item, and (d) the dates of application, issuance or registration of the item. All filings and fees required to maintain the material Company IP Registrations that have or will come due prior to the Closing Date, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and all material Company IP Registrations are otherwise in good standing.
(b)   Schedule 4.10(b) lists all Company IP Agreements in effect as of the date hereof that are (i) material licenses of Owned Intellectual Property granted to a third party other than in the ordinary course of business, and (ii) licenses of Intellectual Property, other than nonexclusive software licenses, granted by a third party that are material to the Company Entities taken as a whole. Each Company IP Agreement set forth on Schedule 4.10(b) is, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity), valid and binding on the Company Entities in accordance with its terms and is in full force and effect. Neither a Company Entity nor to the Knowledge of the Company any other party thereto is in material breach of or default under, or has provided or received in the last two (2) years any written notice of breach or default of or any intention to terminate, any such Company IP Agreement.
(c)   Except as set forth in Schedule 4.10(c), a Company Entity owns or otherwise has rights in and to the material Owned Intellectual Property, and to the Knowledge of the Company, has the right to use all other material Intellectual Property used in the conduct of the Business, in each case, free and clear of Liens other than Permitted Liens. Without limiting the generality of the foregoing, the Company Entities have entered into written agreements with every current and former employee who has created material Intellectual Property for the Company Entities, and with every current and former independent contractor who has created material Intellectual Property for the Company Entities, whereby such employees and independent contractors assign to the Company Entities any ownership interest and right they may have in such Owned Intellectual Property.
(d)   Each Company Entity’s rights in the Company Intellectual Property are subsisting and, to the Knowledge of the Company, each Company Entity’s rights in the Company IP Registrations, other than pending applications, are valid and enforceable. The Company Entities have taken commercially reasonable steps, taking into account the size and complexity of the Company, to maintain the Owned Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Owned Intellectual Property.
(e)   To the Knowledge of the Company, in the last two (2) years, (i) the conduct of the Business, and the products, processes and services of the Company Entities, have not infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect, and (ii) no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Owned Intellectual Property in any material respect.
(f)   Except as set forth in Schedule 4.10(f), there are no Actions (including any oppositions, interferences or re-examinations) settled within the last three (3) years, pending or, to the Knowledge of the Company, threatened in writing: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by a Company Entity; (ii) challenging the validity, enforceability, registrability or ownership of any Owned Intellectual Property or the Company Entities’ rights with respect to any Owned Intellectual Property, other than ordinary-course prosecution of Company IP Registrations; or (iii) by the Company Entities alleging any infringement, misappropriation, dilution or violation by any Person of the Owned Intellectual Property. To the Knowledge of the Company, the Company Entities are not subject to any Governmental Order that does or would restrict or impair the use of any Owned Intellectual Property.
4.11   Software and IT.
(a)   The Company Entities’ Systems are reasonably sufficient and in sufficiently good working condition in all material respects for the current needs of the Business, including as to capacity, scalability, and ability to process current peak volumes in a timely manner.
(b)   To the Knowledge of the Company, in the last two (2) years, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of the Company Entities’ Systems, that has caused any: (i) material disruption of or interruption in the conduct of the Business of the Company Entities; (ii) substantial loss, destruction, damage or harm of any Company Entity or any of their Business or operations, personnel, property or other assets; or (iii) material liability of any kind to the Company Entities or their Business. Each Company Entity has taken commercially reasonable actions, taking into account the size and complexity of the Company, to protect the integrity and security of the Company Entities’ Systems and the data and other information stored thereon.

(c)   The Company Entities maintain back-up and data recovery, disaster recovery and business continuity plans and procedures, and, to the Knowledge of the Company, act in material compliance therewith.
4.12   Material Contracts; No Defaults.
(a)   Schedule 4.12 sets forth a complete and accurate list of all of the following Contracts to which any Company Entity is a party or by which it is bound, as of the date hereof (such Contracts, together with all Contracts concerning the Leased Real Property disclosed in Schedule 4.18(b), and all Contracts falling into the following categories and entered into by a Company Entity after the date hereof in accordance with Section 6.02, being “Material Contracts”):
(i)   Contracts for the sale or purchase of any of products or services of any Company Entity which provides for payments by or to such Company Entity in excess of $500,000 during calendar year 2020 or that are expected to involve more than such amount in calendar year 2021 (other than purchase orders entered into or issued in the ordinary course of business);
(ii)   Contracts for the grant to any Person of any most-favored nations, priority, or exclusive rights to purchase any of such products or services (other than in the ordinary course of business);
(iii)   Contracts for joint ventures, partnerships or sharing of profits, and Contracts for joint or shared marketing activities or expenses;
(iv)   Contracts containing covenants obligating a Company Entity not to compete in any line of business or with any Person in any geographical area;
(v)   Contracts containing covenants obligating a Company Entity not to solicit or hire any Person with respect to employment (other than Contracts with contractor agencies or otherwise in the ordinary course of business);
(vi)   Contracts relating to the acquisition or disposition by a Company Entity (by merger, purchase of stock or assets or otherwise) of any line of business or a material amount of stock or assets (other than Contracts to purchase inventory in bulk in the ordinary course of business), in each case if entered into in the past three (3) years, or under which any Liabilities remain outstanding;
(vii)   Contracts evidencing Indebtedness in excess of $200,000 (whether incurred, assumed, guaranteed or secured by any asset);
(viii)   except for standard indemnification provisions in Contracts entered in the ordinary course of business with customers or suppliers, any Contract under which any Company Entity is required to provide continuing indemnification or a guarantee of obligations of any Person (other than the other Company Entity) or the assumption of any Tax, environmental or other Liability of any Person;
(ix)   any Contract under which any Company Entity has advanced or loaned any amount to any of its managers, directors or executive officers in the past three (3) years and such advance or loan remains outstanding;
(x)   any Contract between any Company Entity, on the one hand, and any of their respective directors or executive officers, on the other hand (other than the Employment Contracts and indemnification agreements that have been made available to Acquiror);
(xi)   all Employment Contracts which are not cancellable without material penalty (including any severance or other termination payment) or without more than thirty (30) days’ notice (other than offer letters that do not deviate in any material respect from the standard offer letter provided to Acquiror);
(xii)   Contracts with independent contractors or consultants that require annual cash payments in excess of $150,000 to which a Company Entity is a party and which are not cancellable without material penalty (including any termination payment) or without more than thirty (30) days’ notice;

(xiii)   collective bargaining or similar labor agreements;
(xiv)   any Contract with a Governmental Authority;
(xv)   any Contract under which any Company Entity is obligated to make any capital commitment or expenditure in excess of $200,000 individually or $500,000 in the aggregate, during any twelve (12)-month period;
(xvi)   Contracts for the storage, treatment, disposal, recycling, investigation, removal or remediation of Hazardous Materials; and
(xvii)   any other Contract that is material to any Company Entity, provides for consideration in excess of $200,000 annually or $500,000 in the aggregate and is not previously disclosed pursuant to this Section 4.10, Section 4.18 or Section 4.12(b) (other than purchase orders entered into or issued in the ordinary course of business).
(b)   Except as set forth in Schedule 4.12(b) or Schedule 4.18(b) below, each Material Contract is valid, binding and enforceable on the applicable Company Entity in accordance with its terms, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity). None of the Company Entities or, to the Knowledge of the Company, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto) have been made available to Acquiror.
4.13   Company Benefit Plans.
(a)   Schedule 4.13(a) sets forth a list of each material Benefit Plan. None of the Benefit Plans are maintained, contributed to or required to be contributed to outside the United States or otherwise covers any employee or other individual service provider of any Company Entity who resides or works outside of the United States on behalf of any Company Entity.
(b)   As applicable with respect to the material Benefit Plans, the Company has made available to Acquiror, true and complete copies of (i) each Benefit Plan, including all amendments thereto (and in the case of an unwritten Benefit Plan, a written description thereof), (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recent Internal Revenue Service determination or opinion letter, (iv) the most recently filed annual reports (Form 5500) and all schedules thereto, (v) the most recent summary annual reports, financial statements and trustee reports, (vi) all related trust agreements, insurance contracts or other funding vehicles and (vii) all communications between the Company Entities or any ERISA Affiliate on the one hand, and any Governmental Authority on the other hand, during the last three (3) years concerning IRS or DOL audits or investigations by any Governmental Authority.
(c)   Each Company Entity is in compliance in all material respects with the provisions of ERISA, the Code and other Laws applicable to the Benefit Plans. Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. Each Benefit Plan, which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, and which is intended to meet the qualification requirements of Section 401(a) of the Code, and each trust that is related to a Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the Knowledge of the Company, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Benefit Plan or related trust.
(d)   No Company Entity has incurred (whether or not assessed) or is subject to any payment, Tax penalty or other liability under the Patient Protection and Affordable Care Act and the Health Care and

Education Reconciliation Act, including under Section 4980H of the Code or with respect to the reporting requirements under Section 6055 or Section 6056 of the Code.
(e)   Except as set forth in Schedule 4.13(e), all payments under the Benefit Plans that have become due have been made, in all material respects, on a timely basis.
(f)   No Company Entity nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in or, in connection with the Transactions, will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, any Company Entity, Merger Sub, the Surviving Entity or Acquiror or any of its Affiliates to any material tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(g)   None of the Company Entities nor any of their respective ERISA Affiliates have maintained, sponsored, participated in, or contributed to (or been obligated to maintain, sponsor, participate in, or contribute to), (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a multiple employer plan as described in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Company Entity has any liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.
(h)   No Company Entity contributes to, is required to contribute to, or has incurred any withdrawal liability (whether complete or partial), within the meaning of Section 4201 of ERISA, to any Multiemployer Plan, including on account of an ERISA Affiliate.
(i)   No Benefit Plan provides retiree or post-employment welfare benefits, including death, insurance or medical benefits, beyond termination of service or retirement other than coverage mandated by Law or any such benefits provided during any severance period following termination of employment under any employment agreements set forth on Schedule 4.13(i).
(j)   Except as expressly provided otherwise in this Agreement or as set forth in Schedule 4.13(j), the execution of, and performance of the Transactions will not either alone or together with any other event(s) (i) result in any payment becoming due under any Benefit Plan to any employee, former employee, director, officer, or individual independent contractor of the Company Entities, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Benefit Plan or (v) result in, from or with respect to any Benefit Plan, to any employee, former employee, director, officer or individual independent contractor of the Company Entities, either alone or in conjunction with any other payment, event or occurrence, the payment of any “excess parachute payment” under Section 280G of the Code. No such employee, former employee, director, officer or independent contractor of the Company has any “gross up” or indemnification agreements or other assurance of reimbursement for any Taxes under Section 409A or Section 4999 of the Code.
(k)   There are no pending, or to the Knowledge of the Company, threatened audits or investigations by any Governmental Authority involving any Benefit Plan and no pending, or to the Knowledge of the Company, threatened material claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan, nor, to the Knowledge of the Company, are there any facts which could reasonably be expected to give rise to any material liability in the event of any such audit, investigation, claim, suit or proceeding.
(l)   Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in both form and operation with the requirements of Section 409A of the Code.
(m)   No Company Entity or any ERISA Affiliate thereof has any legally binding commitment to modify or amend any Benefit Plan (except as required by Law or to retain the tax qualified status of any Benefit Plan). No Company Entity or any ERISA Affiliate thereof has any legally binding commitment to establish any new material benefit plan, program or arrangement.
4.14   Labor Matters.
(a)   Except as set forth in Schedule 4.14(a), no Company Entity is: (i) a party to or otherwise bound by any collective bargaining agreement; (ii) a party to, or to the Knowledge of the Company, threatened by, any unfair labor practice charge or complaint, grievance or labor arbitration; or (iii) currently negotiating any collective bargaining agreement to which any Company Entity is or would be a party. Except as set forth in Schedule 4.14(a), in the last year, no Company Entity has experienced any strike, lockout, slowdown or work stoppage, nor, to the Knowledge of the Company, is any such action threatened. To the Knowledge of the Company, there is not pending, nor has there ever been, any union election petition filed with the National Labor Relations Board, or union organizing activity by or for the benefit of the employees of any Company Entity or otherwise affecting any Company Entity.
(b)   Each Company Entity is, and for the last three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor and employment practices, including all Laws respecting discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, disability rights or benefits, occupational safety and health (including the federal Occupational Safety and Health Act and any applicable state or local Laws concerning COVID-19-related health and safety issues (with respect to Laws concerning COVID-19-related health and safety issues, for the avoidance of doubt, following their enactment)), employee whistle-blowing, immigration, workers’ compensation, employee leave issues (including the federal Emergency Paid Sick Leave Act, the federal Emergency Family and Medical Leave Expansion Act, and any applicable state or local Laws concerning COVID-19-related paid sick or family leave or other benefits), affirmative action, unemployment insurance, plant closures and layoffs (including the WARN Act), employee privacy, employment practices and classification of employees, consultants and independent contractors. Except as set forth in Schedule 4.14(b), there are no pending or, to the Knowledge of the Company, threatened, claims against any Company Entity on account of any labor or employment matter or action.
(c)   Except as set forth in Schedule 4.14(c), the employment of each employee of a Company Entity is terminable at will and no employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by applicable Law.
(d)   Schedule 4.14(d) accurately sets forth as of the date of this Agreement, by Company Entity, with respect to each current employee of any Company Entity (including any employee who is on a leave of absence, furlough or on layoff status): (i) the title or classification, and date of hire; and (ii) each employee’s annualized base compensation and all bonuses or other incentive compensation paid to such employee for 2019.
(e)   Each Company Entity (i) is and at all relevant times has been in compliance in all material respects with COVID-19 related safety and health Laws issued and enforced by the Occupational Safety and Health Administration, and with the paid and unpaid leave requirements of the Families First Coronavirus Response Act; and (ii) to the extent the Company Entities have granted employees paid sick leave or paid family leave under the Families First Coronavirus Response Act, the Company Entities have taken commercially reasonable efforts to obtain and retain all material documentation required to substantiate eligibility for sick leave or family leave tax credits pursuant to applicable Law to the extent the time limit to obtain or receive such substantiation has not lapsed. To the extent the Company has Knowledge of any Company Entity employees or independent contractors that have tested positive for COVID-19, the Company Entities have taken commercially reasonable efforts to take all material precautions required under applicable Law with respect to such employees and independent contractors. The Company Entities have also used commercially reasonable efforts to document any such diagnosis to the extent required by Laws of the Occupational Safety and Health Administration.
(f)   Schedule 4.14(f) sets forth a complete and correct list of all Contracts to which any Company Entity is a party or by which it is bound providing for the employment of any individual whose rate of annual compensation, including any promised, expected or customary cash bonus, exceeds $150,000 on a full-time, part-time or consulting or other basis (other than offer letters that do not deviate in any material respect from the standard offer letter made available to Acquiror) and any such Contracts providing for severance, retention, change in control, transaction bonus or other similar payments (other than performance bonuses provided in accordance with the terms of the applicable offer letter) to such individuals (the “Employment Contracts”).
4.15   Taxes.
(a)   All income and other material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.
(b)   All material amounts of Taxes shown due on any Tax Returns of the Company and its Subsidiaries and all other material amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.
(c)   Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.
(d)   Each of the Company and its Subsidiaries has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates.
(e)   Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Neither the Company nor its Subsidiaries has received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.
(f)   Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.
(g)   Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(h)   Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.
(i)   There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(j)   None of the Company or any of its Subsidiaries have been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Company). Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.
(k)   Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).
(l)   The classification of the Company’s Subsidiaries for U.S. federal income Tax purposes is set forth in Schedule 4.15(l).
(m)   Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(n)   Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.
(o)   To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
(p)   The Company has not made an election under Section 965(h) of the Code.
(q)   Except as set forth in Schedule 4.15(q), neither the Company nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.
(r)   Except as set forth in Schedule 4.15(r), neither the Company nor any of its Subsidiaries have incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise, other than the PPP Loan.
4.16   Brokers’ Fees.   Except as described on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.
4.17   Insurance.   Schedule 4.17 contains a complete and correct list of all material policies and contracts currently in effect for insurance of which any Company Entity is the owner, insured or beneficiary or which has been bound by any Company Entity to cover any of the assets of any Company Entity as of the date hereof (the “Insurance Policies”), copies of which have been made available to Acquiror. All premiums due and payable with respect to such Insurance Policies have been timely paid. All Insurance Policies are in full force and effect and no Company Entity is currently in receipt of any notice of cancellation or non-renewal thereunder. There is no ongoing default with respect to any provision contained in any Insurance Policy. Except as set forth in Schedule 4.17: (a) there are no outstanding claims under the Insurance Policies (other than ordinary course workers’ compensation claims); (b) there are no premiums or claims due under the Insurance Policies which remain unpaid and no such policy is subject to any retroactive, retrospective or other similar type of premium adjustment; (c) in the past one (1) year, no notice of cancellation or non-renewal (other than conditional notice of non -renewal pursuant to applicable Law related to the increase of premiums) with respect to, or disallowance (other than reservation of rights by the insurer) of any claim under, any Insurance Policy has been received, and (d) each Company Entity has not failed to obtain any category of insurance (e.g. garage, cyber) sought due to refusal by all insurance carriers pursued, nor have any of its coverages been limited by any insurance carrier contrary to policy terms.
4.18   Real Property; Assets.
(a)   Neither the Company nor any other Subsidiary of the Company owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.
(b)   Schedule 4.18(b) contains a true, correct and complete list of all Leased Real Property including (i) the street address; (ii) the landlord, the rental amount currently being paid, and the expiration of the term; and (iii) the current use of such property. The Company has made available to Acquiror true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.
4.19   Environmental Matters.   Except as set forth in Schedule 4.19 and except as would not be reasonably be expected to have a material adverse effect on the Company Entities, taken as a whole:
(a)   the Company and its Subsidiaries are and, during the last three (3) years, have been in compliance with all Environmental Laws and has not received any: (i) written notice or claim in respect of Environmental Laws or violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved;
(b)   to the Knowledge of the Company, no Leased Real Property presently leased by the Company and its Subsidiaries is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list;
(c)   to the Knowledge of the Company, there has been no release of Hazardous Materials in contravention of Environmental Law with respect to any Leased Real Property presently leased or occupied by the Company or its Subsidiaries, and in the last three (3) years, no Company Entity has received a notice that any real property currently or formerly owned, operated or leased in connection with the business (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Materials which would reasonably be expected to result in a claim against or liability of, or a violation of Environmental Law or term of any Permit by, the Company or any of the Subsidiaries;
(d)   neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;
(e)   no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law;
(f)   the Company has made available to the Acquiror all material environmental reports (including any Phase One or Phase Two environmental site assessments), audits, correspondence or other documents relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company may be liable in its possession, custody or control;
(g)   the Company or its Subsidiaries do not own or operate any active or abandoned aboveground or underground storage tanks;
(h)   the Company or its Subsidiaries have not used any off-site Hazardous Materials treatment, storage, or disposal facilities or locations;
(i)   the Company or its Subsidiaries have not retained or assumed, by contract or by operation of Law, any ongoing liabilities or obligations of third parties under Environmental Law; and

(j)   the Company and its Subsidiaries have provided or otherwise made available to Acquiror: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company or its Subsidiaries or any currently or formerly owned or operated real property or Leased Real Property which are in the possession or control of the Company or its Subsidiaries related to compliance with Environmental Laws or Permits or the release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including costs of remediation, pollution control equipment and operational changes).
4.20   Absence of Changes.
(a)   Since December 31, 2019, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.
(b)   Since the Interim Balance Sheet Date through the date of this Agreement, except (A) as otherwise reflected in the Financial Statements, (B) actions taken (or omitted to be taken) as a result of COVID-19 and COVID-19 Measures, (C) as expressly contemplated or permitted by this Agreement or (D) as set forth on Schedule 4.20(b), (1) the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (2) there has not been with respect to the Company Entities, any:
(i)   amendment of the Organizational Documents of the Company or any of its Subsidiaries;
(ii)   split, combination or reclassification of any shares of its capital stock;
(iii)   issuance, sale or other disposition of any equity security or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of equity security any Company Entity other than grants of the Company Options made in the ordinary course of business;
(iv)   declaration or payment of any dividends or distributions on or in respect of any of its capital stock; redemption, purchase or acquisition of its capital stock; or split, combination, recapitalization or reclassification of its capital stock;
(v)   material change in the Company Entities’ cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
(vi)   material change in any method of accounting or accounting practice of the Company Entities, except as required by GAAP, securities Laws and regulations or PCAOB standards, or as otherwise disclosed in the notes to the Financial Statements;
(vii)   incurrence, assumption or guarantee of any indebtedness for borrowed money (not including the Flooring Facility) in excess of $200,000 by the Company or any of its Subsidiaries except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;
(viii)   except for write-offs required by GAAP, any transfer, assignment, sale or other disposition of any of any tangible or intangible asset shown or reflected in the balance sheet with a value in excess of $200,000 individually or $500,000 in the aggregate, or cancellation of any debts with a value in excess of $200,000 individually or $500,000 in the aggregate;
(ix)   transfer, assignment or grant of any exclusive license or exclusive sublicense of material rights under or with respect to any the material Owned Intellectual Property;

(x)   any capital investment in, or any loan to, any other Person, in each case in excess of $200,000 individually or $500,000 in the aggregate;
(xi)   acceleration, termination, material modification to or cancellation of any Material Contract to which a Company Entity is a party or by which it is bound that is not in accordance with the terms of such Material Contract;
(xii)   material damage, destruction or loss (whether or not covered by insurance) to its property, or any material capital expenditures in excess of budgeted amounts;
(xiii)   imposition of any material Encumbrance upon any of the Company Entities’ properties, capital stock or assets, tangible or intangible;
(xiv)   (A) grant of any bonuses, or material increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, individual independent contractors or individual consultants, other than as provided for in any written agreements or Benefit Plan made available to Acquiror as of the date of this Agreement, or as required by applicable Law or in the ordinary course of business (except for any officer or any employee whose annual base compensation exceeds $200,000), (B) change in the terms of employment for any employee for which the aggregate increase in cash compensation or benefits with respect such employee exceeds $200,000, (C) action to accelerate the vesting, settlement or payment (or otherwise funding or securing any payment or settlement) of any compensation or benefit for any current or former employee, officer, director, individual independent contractor or individual consultant except in the case of the Transactions, (D) grant or provision of any severance or termination payments or benefits to any current or former employee, officer, director, individual independent contractor or individual consultant or increase the amount payable in respect of any such payments or benefits, or (E) entry into any new Employment Contract with, or termination of the employment of (other than for “cause”), any officer of any Company Entity (or who would be an officer of any Company Entity upon hire);
(xv)   establishment, adoption, amendment modification or termination of any Benefit Plan or collective bargaining agreement;
(xvi)   adverse employment action (including layoffs, furloughs, wage reductions or deferrals) in respect of any officer, employee or individual independent contractor’s service, compensation or benefits, where such officer, employee or independent contractor earns in excess of $100,000 from the Company Entities on an annual basis, in each case, in response to the COVID-19 pandemic;
(xvii)   any loan to (or cancellation or forgiveness of any loan to) any of its stockholders or current or former directors, officers and employees, or entry into, or modification or termination of, any transaction, agreement or arrangement with any of its stockholders (other than in any stockholder’s capacity as an employee) or current or former directors or officers;
(xviii)   entry into a new line of business that is unrelated to the current Business or abandonment or discontinuance of existing lines of business;
(xix)   except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;
(xx)   purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $100,000, individually (in the case of a lease, per annum) or $500,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases or leases of inventory, services, supplies or in connection with new hub locations in the ordinary course of business consistent with past practice;
(xxi)   acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof other than the acquisition of residuals done in the ordinary course of business;

(xxii)   action by a Company Entity to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that, in each case, (A) is outside of the ordinary course of business and inconsistent with the any Company Entity’s past practices and (B) would reasonably be expected to have the effect of materially increasing the Tax liability of Acquiror or any Subsidiary in respect of any post-Closing Tax period; or
(xxiii)   binding commitments or agreements to any of the foregoing.
4.21   Affiliate Agreements.   Except as set forth on Schedule 4.21 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction or Contract with any (i) present or former executive officer or director of any of the Company or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.
4.22   Internal Controls.   The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) all assets, liabilities and transactions are accurately and timely recorded in all material respects and to maintain accountability for the assets and (b) transactions are executed and access to records is permitted only in accordance with management’s authorization.
4.23   Permits.   Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Company Entities, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Material Permit, except as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Company Entities, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the Company Entities, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.
4.24   Privacy and Data Security.
(a)   The Company Entities have a privacy policy regarding the collection, use and disclosure of personal information in connection with the operation of the Business for which any Company Entity is the “controller” or similarly responsible under applicable Laws regarding the collection, retention, use and protection of personal information, or otherwise held or processed on its behalf and each Company Entity is and has been in material compliance with such privacy policy. The Company Entities have posted a privacy policy in a clear and conspicuous location on all public websites owned or operated by the Company Entities.
(b)   To the Knowledge of the Company, each Company Entity has in the past two (2) years complied in all material respects with all applicable Laws regarding the collection, retention, use and protection of personal information.
(c)   To the Knowledge of the Company, each Company Entity is in material compliance with the terms of all Material Contracts to which such Company Entity is a party relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage or safeguarding of personal information), if any.
(d)   No Person (including any Governmental Authority) has, in the past two (2) years, (i) commenced any Action against any Company Entity relating to any Company Entity’s information privacy or data security practices relating to the personal information of consumers, including with respect to the access, disclosure or use of personal information of consumers maintained by or on behalf of any Company Entity, or, (ii) to the Knowledge of the Company, threatened any such Action, or made any complaint or investigation relating to such practices.
(e)   The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions, including any transfer of personal information resulting from such transactions, will not violate the privacy policy of any Company Entity as it currently exists.
(f)   The Company Entities have established and implemented policies, programs and procedures that are commercially reasonable, in material compliance with applicable industry practices and appropriate, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of personal information for which any Company Entity is the “controller” or similarly responsible under applicable Laws regarding the collection, retention, use and protection of personal information against unauthorized access, use, modification, disclosure or other misuse.
(g)   To the Knowledge of the Company, the Business has not in the past two (2) years experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any personal information for which any Company Entity is the “controller” or similarly responsible under applicable Laws regarding the collection, retention, use and protection of personal information or otherwise held or processed on its behalf.
4.25   Registration Statement.   None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.25, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.
4.26   Power of Attorney.   Except as required in the ordinary course of business for vehicle auction purposes, no Person holds a power of attorney to act on behalf of any Company Entity.
4.27   Acquiror Common Stock.   No Company Entity owns beneficially or of record any shares of Acquiror Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Acquiror Common Stock.
4.28   No Additional Representations and Warranties.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THE COMPANY DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.
4.29   No Reliance.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THE COMPANY ACKNOWLEDGES THAT NONE OF ACQUIROR OR MERGER SUB, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY

OTHER PERSON ON BEHALF OF ACQUIROR OR MERGER SUB, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ACQUIROR, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE COMPANY ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY ACQUIROR AND MERGER SUB IN ARTICLE V (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) SHALL HAVE ANY LEGAL EFFECT, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE ON ANY OMISSIONS FROM ACQUIROR’S AND MERGER SUB’S REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES).
ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB
Each of Acquiror and Merger Sub represents and warrants to the Company as follows:
5.01   Organization and Qualifications; Subsidiaries.   Each of Acquiror and Merger Sub (a) is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware and (b) has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Each of Acquiror and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have an Acquiror Material Adverse Effect. Each of Acquiror and Merger Sub, has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and (upon obtaining the Acquiror Stockholder Approval) to consummate the transactions contemplated hereby and thereby.
5.02   Due Authorization.
(a)   Each of the Acquiror and Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, in the case of the Voting Matters, (w) with respect to the matters described in clause (i) in the definition of Voting Matters, the affirmative vote of the majority of the issued and outstanding Acquiror Common Stock and Acquiror Class B Common Stock, voting as a single class, (x) with respect to the matters described in clause (ii) of the definition of Voting Matters, (A) the affirmative vote of the majority of Founder Shares (as defined in the Prospectus) then outstanding, voting separately as a single class, and (B) the majority of the issued and outstanding Acquiror Common Stock and Acquiror Class B Common Stock, voting as a single class, (y) with respect to the matters described in clauses (iii), (iv) and (vi) of the definition of Voting Matters, the affirmative vote of the majority of the issued and outstanding Acquiror Common Stock and Acquiror Class B Common Stock, voting as a single class, present in person or represented by proxy and (z) with respect to the matters described in clause (v) of the definition of Voting Matters, the affirmative vote of a plurality of the votes cast by the stockholders, present in person or represented by proxy (the “Acquiror Stockholder Approval”).
(b)   The execution, delivery and performance by Acquiror and Merger Sub of this Agreement, and each Ancillary Agreement to which Acquiror or Merger Sub is a party, and the consummation by Acquiror and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub and no other corporate proceedings on the part of Acquiror or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other Transactions, subject only, in the case of the Voting Matters, to the receipt of the Acquiror Stockholder Approval. This Agreement has been, and each Ancillary Agreement to which Acquiror or Merger Sub is a party will be, duly and validly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute, or will constitute, the valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
(c)   The board of directors of Acquiror and the Merger Sub (including any required committee or subgroup of the board of directors of each such Person) has unanimously (a) approved and declared the advisability of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and (b) determined that the consummation of the transactions contemplated hereby and thereby are in the best interests of Acquiror and Merger Sub and the stockholders of Acquiror and Merger Sub
5.03   No Conflict; Consents.
(a)   Except as set forth in Schedule 5.03(a), assuming the Acquiror Stockholder Approval is obtained and the effectiveness of the Acquiror A&R Charter, the execution, delivery, and performance by Acquiror and Merger Sub of this Agreement, and any Ancillary Agreement to which Acquiror or Merger Sub is a party, and the consummation by Acquiror and Merger Sub of the Transactions do not and will not, with or without the giving of notice or the lapse of time, or both, (a) conflict with or result in a violation or breach of any provision of Law or Governmental Order applicable to Acquiror or Merger Sub is subject, (b) conflict with or result in a violation of any provision of the Organizational Documents of Acquiror or Merger Sub, (c) require the consent or notice by any Person under, conflict with, result in a material violation or material breach of or constitute a material default or an event that, with or without notice or lapse of time or both, would constitute a default under, or result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Acquiror or Merger Sub is a party or by which it may be bound, or (d) result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of Acquiror or Merger Sub, except, with respect to the foregoing clauses (a), (c) and (d), as would not reasonably be expected to have an adverse effect on Acquiror and Merger Sub, taken together, that is material individually or in the aggregate.
(b)   Except as set forth in Schedule 5.03, no consent, approval, or authorization of, or exemption by, or filing with, any Governmental Authority is required to be obtained or made by Acquiror or Merger Sub in connection with the execution, delivery and performance by Acquiror and Merger Sub of this Agreement or any Ancillary Agreement to which Acquiror or Merger Sub is a party or the taking by Acquiror or Merger Sub of any other action contemplated hereby or thereby, except for the effectiveness of the filing of the Certificate of Merger with the Secretary of State of Delaware, the effectiveness of the Registration Statement and such filings as may be required under the Securities Act, the Exchange Act the HSR Act and any other applicable antitrust Law.
5.04   Capitalization.   As of the Business Day immediately prior to the date of this Agreement:
(a)   As of the date of this Agreement, the authorized capital stock of the Acquiror consists of 220,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of Acquiror Common Stock, (ii) 15,000,000 shares of Acquiror Class B Common Stock and (iii) 5,000,000 shares of Acquiror Preferred Stock. As of the date of this Agreement, the issued and outstanding capital stock of the Acquiror consists of 38,196,652 shares of capital stock, consisting of (A) 30,557,322 shares of Acquiror Common Stock issued and outstanding (of which, 29,590,416 shares of Acquiror Common Stock are subject to redemption), (B) 7,639,330 shares of Acquiror Class B Common Stock issued and outstanding, and (C) no shares of Acquiror Preferred Stock issued and outstanding. As of the date of this Agreement, the Company has 16,260,084 warrants outstanding, each such warrant entitling the holder thereof to purchase one share of Acquiror Common Stock.
(b)   Acquiror owns all of the issued and outstanding shares of capital stock (or other equity securities) of Merger Sub. Except as described in the Acquiror SEC Documents, there are no outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of Acquiror or Merger Sub, or subscriptions, warrants, options, rights (including preemptive rights), stock appreciation rights, phantom stock interests, or other arrangements or commitments obligating either Acquiror or Merger Sub to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the transactions contemplated hereby will not cause any Liens to be created or suffered on the capital stock (or other equity securities) of either Acquiror or Merger Sub, other than Liens created by Company. Except as described in the Acquiror SEC Documents, there are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between Acquiror or Merger Sub on the one hand and any Person on the other hand with respect to the capital stock (or other equity securities) of any of Acquiror or any Subsidiary of Acquiror including Merger Sub. Neither Acquiror nor Merger Sub owns, directly or indirectly, any stock or other equity interests of any other Person.
(c)   The shares of Acquiror Common Stock to be issued pursuant to this Agreement, subject to the Acquiror Stockholder Approval and the effectiveness of the Acquiror Charter Amendments, will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.
(d)   Except as described in the Acquiror SEC Documents, there are no outstanding contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of or other equity interests in Acquiror and/or any of its Subsidiaries.
5.05   Litigation and Proceedings.   As of the date hereof, there are no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against Acquiror or Merger Sub, or otherwise affecting Acquiror or Merger Sub or their assets, including any condemnation or similar proceedings (or, to the Knowledge of the Acquiror, against any of the officers or directors of Acquiror or Merger Sub related to their business duties, which interfere with their business duties, or as to which Acquiror or Merger Sub has any indemnification obligations), in each case which would reasonably be expected to result in Liabilities to such party in excess of $50,000. Neither Acquiror nor Merger Sub or any property, asset or business of Acquiror or Merger Sub is subject to any Governmental Order, or, to the Knowledge of the Acquiror, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions. There is no unsatisfied judgment or any open injunction binding upon the Acquiror or Merger Sub which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.
5.06   Compliance with Laws.
(a)   Each of Acquiror and Merger Sub is now, and since its inception has been, in compliance in all respects with all Laws (including any regulatory or licensing requirements in respect of insurance) applicable to it and its business, except for such non-compliance that has not and would not reasonably be expected to result in Liabilities that are material to the Acquiror and Merger Sub, taken as a whole.
(b)   (i) There has been no action taken by Acquiror or Merger Sub, or, to the Knowledge of the Acquiror, any officer, director, manager, employee, agent, representative or sales intermediary of Acquiror or Merger Sub, in each case, acting on behalf of Acquiror or Merger Sub, in violation of any applicable Anti-Corruption Law or U.S. Trade Laws, (ii) neither Acquiror nor Merger Sub has been convicted of violating any Anti-Corruption Laws or U.S. Trade Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or U.S. Trade Laws, (iii) neither Acquiror nor Merger Sub has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or U.S. Trade Laws and (iv) neither Acquiror nor Merger Sub has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or U.S. Trade Laws.
5.07   SEC Filings and Financial Statements.
(a)   Acquiror has filed and furnished in a timely manner all reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all exhibits thereto and documents incorporated by reference therein, the “Acquiror SEC Documents”). As of their respective effective dates (in the case of Acquiror SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Acquiror SEC Documents), the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Acquiror SEC Documents, and none of the Acquiror SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   The financial statements and notes of Acquiror contained or incorporated by reference in the Acquiror SEC Documents fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Acquiror as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Acquiror has no off-balance sheet arrangements that are not disclosed in the Acquiror SEC Documents. No financial statements other than those of Acquiror are required by GAAP to be included in the consolidated financial statements of Acquiror.
(c)   Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the Knowledge of the Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Acquiror has established and maintained a system of internal controls and, to the Knowledge of the Acquiror, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.
(d)   Since the date of the latest Form 10-Q of Acquiror filed with the SEC, there has not been any change, development, condition, occurrence, event or effect relating to Acquiror that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect.
5.08   NASDAQ Listing.   The Acquiror Common Stock, the Acquiror Warrants and the Acquiror Units are each listed on NASDAQ. Acquiror is in compliance in all material respects with the requirements of NASDAQ for continued listing of the Acquiror Common Stock, Acquiror Warrants and the Acquiror Units thereon and there is no action or proceeding pending or, to the Knowledge of the Acquiror, threatened against Acquiror by NASDAQ or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Acquiror Common Stock, the Acquiror Warrants or the Acquiror Units on NASDAQ.
5.09   Reporting Company.   Acquiror is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act.

5.10   Investment Company.   Acquiror is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
5.11   Pro Forma Capitalization of Acquiror.   Schedule 5.11 sets forth the pro forma capitalization of Acquiror after giving effect to the Merger (assuming the Merger is consummated in accordance with the terms thereof and without giving effect to any redemption elections by stockholders of Acquiror) and the PIPE Investment. Except as set forth in Schedule 5.11 or in the Acquiror SEC Documents, immediately following the Closing, Acquiror will not have outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of Acquiror, or subscriptions, warrants, options, rights (including pre-emptive rights), stock appreciation rights, phantom stock interests or other arrangements or commitments obligating Acquiror to issue or dispose of any of its respective equity securities or any other ownership interest in Acquiror or any of its Subsidiaries.
5.12   Transactions with Related Parties.   Except for that certain administrative and services agreement between the Acquiror and Enso Advisory LLC that will terminate upon Closing, there are no transactions, agreements, arrangements or understandings between Acquiror, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Acquiror, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.
5.13   Trust Account.   As of June 30, 2020, Acquiror had $311,111,933 in the Trust Account, with such funds invested in government securities or money market funds meeting certain conditions pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the Knowledge of the Acquiror, the Trustee, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect. Acquiror has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by Acquiror or, to the Knowledge of Acquiror, the Trustee. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Documents to be inaccurate or (ii) entitle any Person (other than (A) the underwriter of Acquiror’s initial public offering and (B) holders of Acquiror Common Stock who have elected to redeem their Acquiror Common Stock in accordance with the Acquiror’s charter documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released, except to pay income taxes from any interest earned in the Trust Account and franchise taxes, and to redeem Acquiror Common Stock in accordance with the provisions of Acquiror’s charter documents. There is no Action pending, or to the Knowledge of the Acquiror, threatened with respect to the Trust Account.
5.14   Taxes.
(a)   All income and other material Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.
(b)   All material amounts of Taxes shown due on any Tax Returns of Acquiror and all other material amounts of Taxes owed by Acquiror have been timely paid.
(c)   Acquiror has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.
(d)   Acquiror is not currently engaged in any material audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Acquiror has not received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror, and no written request for any such waiver or extension is currently pending.
(e)   Acquiror has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.
(f)   Acquiror has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(g)   Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.
(h)   There are no Liens with respect to Taxes on any of the assets of Acquiror.
(i)   Acquiror has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Acquiror). Acquiror does not have any liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (ii) as a transferee or successor.
(j)   Acquiror is not party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).
(k)   Acquiror has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(l)   To the Knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
5.15   Title to Property.   Except as set forth on Schedule 5.15, neither the Acquiror nor Merger Sub (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.
5.16   Subscription Agreements.   The Acquiror has delivered to the Company a true, correct and complete copy of the fully executed Subscription Agreements pursuant to which the investors parties thereto (the “PIPE Investors”) have committed, subject to the terms and conditions therein, to purchase an aggregate of 12,500,000 shares of Acquiror Common Stock at the Reference Price. Each Subscription Agreement is in full force and effect and is the legal, valid and binding agreement of the Acquiror and each applicable PIPE Investor, enforceable in accordance with its terms. None of the PIPE Investors has withdrawn, terminated, amended or modified its Subscription Agreement since the date of delivery hereunder and prior to the execution of this Agreement, and, to the Knowledge of the Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by the PIPE Investors in any respect. As of the date hereof, there are no side letters or Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the PIPE Investors or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. Acquiror has, and to the Knowledge of Acquiror the PIPE Investors have, complied with all of its obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in the Subscription Agreements. To the Knowledge of the Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or any of the PIPE Investors, (ii) assuming the conditions set forth in Section 7.01 and Section 7.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or (iii) assuming the conditions set forth in Section 7.01 and Section 7.02 will be satisfied result in any portion of the amounts to be paid by the PIPE Investors in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 7.01 and Section 7.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.
5.17   Brokers’ Fees.   Except for fees described on Schedule 5.17 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Acquiror or Merger Sub or any of their respective Affiliates, including the Sponsors.
5.18   Information Supplied.   The information relating to Acquiror and the Merger Sub furnished by or on behalf of Acquiror and the Merger Sub in writing for inclusion in the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, except for any change disclosed in writing by or on behalf of Acquiror to the Company or its counsel prior to such mailing date pursuant to Section 6.08 hereof. Notwithstanding the foregoing, Acquiror and the Merger Sub make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Company Entities for inclusion or incorporation by reference in the Proxy Statement, or (b) any projections or forecasts included in the Proxy Statement.
5.19   Business Activities.
(a)   Since its respective organization, neither Acquiror nor Merger Sub has conducted any business activities other than activities directed toward completing a business combination of the type contemplated by this Agreement. Except as set forth in the Acquiror SEC Documents (including the exhibits thereto), there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.
(b)   Except for Merger Sub and cash and cash equivalents and Acquiror’s contingent interest in the Trust Account, Acquiror does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. All the outstanding equity interests (including any equity interests convertible or exchangeable into equity interests) of Merger Sub have been duly authorized and validly issued and are fully paid and nonassessable. Merger Sub has no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that would require such Subsidiary of Acquiror to issue, sell or otherwise cause to become outstanding any of its equity interests (including any equity interests convertible or exchangeable into equity interests).
5.20   Application of Takeover Protections.   Acquiror and the Acquiror Board have taken all necessary action to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Acquiror’s Organizational Documents or the Laws of the State of Delaware that are or could become applicable to the Company as a result of the Company, Acquiror and Merger Sub fulfilling their respective obligations or exercising their respective rights under this Agreement, including as a result of Acquiror’s issuance of the Merger Consideration.
5.21   Stock Merger Consideration.   All Stock Merger Consideration to be issued and delivered in connection with the Closing to the Company Stockholders shall be, upon issuance and delivery of such Merger Consideration, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens.
5.22   Employees.   Other than the officers and directors listed in the reports required to be filed or furnished with the SEC by the Acquiror, the Acquiror has never had any employees. Other than reimbursement of any out of-pocket expenses incurred by the Acquiror’s officers and directors in connection with activities on the Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by the Acquiror outside of the Trust Account, the Acquiror has no unsatisfied liability with respect to any employee. The Acquiror does not currently maintain or have any liability under any compensation or benefit plan, program, contract, or arrangement (whether written or unwritten). The execution of, and performance of the Transactions will not either alone or together with any other event(s) (i) result in any payment becoming due to any employee, former employee, director, officer, or individual independent contractor of the Acquiror, (ii) increase any amount of compensation or benefits otherwise payable to the Acquiror, or (iii) result in the payment of any “excess parachute payment” under Section 280G of the Code to any employee, former employee, director, officer or individual independent contractor of the Acquiror.
5.23   No Other Representations or Warranties.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, NEITHER ACQUIROR NOR MERGER SUB MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO ACQUIROR, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.
5.24   No Reliance.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES), ACQUIROR AND MERGER SUB ACKNOWLEDGE THAT NONE OF THE COMPANY ENTITIES, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF ANY COMPANY ENTITY, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO ACQUIROR OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. ACQUIROR AND MERGER SUB ACKNOWLEDGE THAT THEY ARE NOT RELYING NOR HAVE THEY RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY THE COMPANY IN ARTICLE IV

(INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN ARTICLE IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT SHALL HAVE ANY LEGAL EFFECT, AND THAT ACQUIROR AND MERGER SUB EXPRESSLY DISCLAIM RELIANCE ON ANY OMISSIONS FROM THE COMPANY’S REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES). WITHOUT LIMITING THE FOREGOING, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO ACQUIROR, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE ACQUIROR OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE ACQUIROR’S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO ACQUIROR OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION.
ARTICLE VI
COVENANTS
6.01   Access and Information; Financial Statements.   From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VIII (such period, the “Interim Period”), the Company shall (and shall cause the other Company Entities to): (i) permit Acquiror and Merger Sub, and their respective advisers and other representatives to have reasonable access, during business hours and upon reasonable advance written notice, to the Company’s properties and facilities and books and records (provided that they shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company Entities); (ii) furnish, or cause to be furnished, to Acquiror financial and material operating data and other material information (including Tax information) with respect to any Company Entity as Acquiror may from time to time reasonably request in writing and subject to any applicable Law; and (iii) provide to Acquiror if the Effective Time of the Merger has not yet occurred as of such required date of delivery, an auditor-reviewed consolidated balance sheet of the Company Entities as of September 30, 2020 and the related consolidated statements of income and retained earnings, stockholders’ equity and cash flow for the nine (9) month period then ended, in form and substance appropriate for inclusion in the Proxy Statement, reasonably promptly, and in any event on or prior to November 6, 2020. Nothing herein shall limit or modify the obligations of the parties set forth in that certain Nondisclosure Agreement, dated August 31, 2020, between Acquiror and the Company (the “Confidentiality Agreement”), and any information provided pursuant to this Section 6.01 shall be subject to the terms and conditions of the Confidentiality Agreement. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require any Company Entity to disclose information subject to attorney-client privilege. Notwithstanding anything herein to the contrary, the Company Entities shall not be required to take any action, provide any access or furnish any information that the Company Entities in good faith reasonably believes would be reasonably likely to (x) cause or constitute a waiver of the attorney-client or other privilege or (y) violate any Contract to which the Company or any Company Entity is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the events set out in clauses (x) and (y) above.
6.02   Conduct of Business by the Company.   During the Interim Period, except (i) as otherwise provided for or permitted in this Agreement, required by applicable Law, consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 (including in response to any COVID-19 Measures) or (iii) as set forth in Schedule 6.02, the Company covenants and agrees that it shall, and shall cause each Company Entity to use commercially reasonable efforts to operate the Business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, regulators and any other Persons having a material business relationship with any Company Entity. Without limiting the foregoing, except (i) as otherwise provided for or permitted in this Agreement, required by applicable Law, consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 (including in response to any COVID-19 Measures) or (iii) as set forth in Schedule 6.02, during the Interim Period, the Company shall not, and shall cause each other Company Entity not to take or permit to occur any action described in Section 4.20(b); provided, however that nothing in this Section 6.02 shall be deemed to prohibit the Company Entities from incurring additional Indebtedness under the terms of the Flooring Facility.
6.03   Conduct of Business by Acquiror.   During the Interim Period, except (i) as otherwise provided for or permitted in this Agreement, required by applicable Law, consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 (including in response to any COVID-19 Measures) or (iii) or as set forth in Schedule 6.03, Acquiror and Merger Sub covenant and agree that they shall operate in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, regulators and any other Persons having a material business relationship with Acquiror or Merger Sub. Without limiting the foregoing, except (i) as otherwise provided for or permitted in this Agreement, required by applicable Law, consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) (ii) in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 (including in response to any COVID-19 Measures) or (iii) as set forth in Schedule 6.03, during the Interim Period, neither Acquiror nor Merger Sub shall take or permit to occur any of the following actions:
(a)   amendment of its Organizational Documents;
(b)   split, combination or reclassification of any shares of its capital stock;
(c)   issuance, sale or other disposition of any equity security (other than upon valid exercise of warrants outstanding as of the date of this Agreement) or grant, redemption or amendment of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its equity security, other than as contemplated by the PIPE Investment;
(d)   amendment, modification, termination of any Subscription Agreement other than as permitted in Section 6.13;
(e)   declaration or payment of any dividends or distributions on or in respect of any of its capital stock; redemption, purchase or acquisition of its capital stock; or split, combination, recapitalization or reclassification of its capital stock, other than as contemplated in connection with the redemption of Acquiror Stock as part of the business combination;
(f)   material change in its cash management practices;
(g)   material change in any of its methods of accounting or accounting practice, except as required by GAAP, securities Laws and regulations or PCAOB standards;
(h)   incurrence, assumption or guarantee of any indebtedness for borrowed money, except as contemplated by Schedule 6.03(h);
(i)   any material capital investment in, or any loan to, any other Person;
(j)   binding any insurance policies covering the representations, warranties or other matters set forth in this Agreement;
(k)   entry into, or acceleration, termination, material modification to or cancellation of any material Contract to which Acquiror is a party or by which it is bound that is not in accordance with the terms of such material Contract, except in the ordinary course of Acquiror’s operations consistent with past practice or otherwise in connection with and furtherance of the Merger and the transactions contemplated by this Agreement pursuant to Contracts that do not impose any material Liabilities on Acquiror, Merger Sub or the Surviving Entity following the Closing;
(l)   imposition of any material Encumbrance upon any of the properties, capital stock or assets, tangible or intangible, of Acquiror or Merger Sub;
(m)   any loan to (or cancellation or forgiveness of any loan to) any of its stockholders or current or former directors, officers and employees, or entry into, or modification or termination of, any transaction, agreement or arrangement with any of its stockholders (other than in any stockholder’s capacity as an employee) or current or former directors or officers, except as contemplated by Schedule 6.03(m);
(n)   (i) grant of any bonuses, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, or directors, other than as provided for in any written agreements or as required by applicable Law, (ii) change in the terms of employment for any employee, (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer or director; (iv), hire any employees, officers, managers or directors, or (v) other than in the ordinary course of Acquiror’s operations consistent with past practice or otherwise in connection with and furtherance of the Merger and the transactions contemplated by this Agreement, hire or engage any consultants or contractors;
(o)   other than the Equity Incentive Plan, adoption, modification or termination of (i) any “employee benefit plan,” as defined in Section 3(3) of ERISA and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, severance, salary continuation, termination, change of control, health, life, disability, group insurance, vacation, holiday and material fringe benefit plan, program, contract, or arrangement (whether written or unwritten) maintained, contributed to, or required to be contributed to, by Acquiror or Merger Sub, or with respect to which Acquiror or Merger Sub has any liability, for the benefit of any current or former employee, director or officer of such Person;
(p)   adverse employment action (including, without limitation, layoffs, furloughs, wage reductions or deferrals) in respect of any officer or employee’s service, compensation or benefits, in each case, in response to the COVID-19 pandemic;
(q)   except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;
(r)   action by Acquiror or Merger Sub to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that, in each case, (i) is outside of the ordinary course of business and inconsistent with Acquiror’s or Merger Sub’s past practices and (ii) would reasonably be expected to have the effect of materially increasing the Tax liability of Acquiror or any Subsidiary in respect of any post-Closing Tax period; or
(s)   binding commitments or agreements to any of the foregoing.
6.04   Regulatory Approvals; HSR Act.
(a)   Each party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from Governmental Authorities that are necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Agreements. Each party hereto shall use reasonable best efforts to cooperate fully with the other party hereto and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)   Without limiting the generality of the foregoing, each party hereto shall, as promptly as reasonably practicable (but in no event later than ten (10) Business Days after the date hereof), make, or cause or be made, all filings and submissions under the HSR Act to consummate the transactions contemplated hereunder, and request early termination of the applicable waiting periods in respect thereof. Each party hereto shall furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by such party pursuant to any Antitrust Law. Each party shall (i) substantially comply with any requests for information or documents and (ii) request early termination of any waiting period under the HSR Act. Each party shall promptly notify the other party of any substantive communication with, and furnish to the other party copies of any notices or written communications received by, such party or any of its Affiliates and any third party or any Governmental Authority with respect to the Transactions, and each party shall permit counsel to the other party an opportunity to review in advance, and such party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, that such party shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other party. Each party agrees to provide, to the extent permitted by the applicable Governmental Authority, the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.04 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the relevant party or other competitively sensitive material; provided, that a party may, as it deems advisable and necessary, designate any materials provided to the other party under this Section 6.04 as “outside counsel only,” in which case such material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to the employees, officers, or directors of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Each of the Company and Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.
(c)   Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to (i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Agreement, and (ii) to take all other actions necessary, proper, or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and to avoid the imposition of any Governmental Order that adversely affects the ability of the parties hereto to consummate the transactions contemplated by this Agreement or any Ancillary Agreement has been issued, to have such Governmental Order vacated or lifted; provided, that no party hereto nor any of their respective Affiliates shall be obligated in the exercise of such efforts to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement. Acquiror and the Company shall coordinate with respect to the overall strategy for obtaining the necessary regulatory approvals, including with respect to any filings, notifications, submissions, and communications with or to any Governmental Authority.
(d)   All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party hereto before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder shall be disclosed to the other party hereto hereunder in advance of any filing, submission or attendance, it being the intent that the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party hereto shall, to the extent not prohibited by applicable Law, give notice to the other party hereto with respect to any meeting, discussion, appearance or contact with any Governmental

Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party hereto with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
6.05   Third Party Consents.   The Company and Acquiror shall cooperate in determining how (and whether) to proceed in giving notices to, and obtaining consents from, the various third parties that are described in Schedule 4.02 and Schedule 4.03; provided, that the Company and Acquiror shall use commercially reasonable efforts to obtain the consents described in Schedule 6.05 prior to the Closing. Any consents, waivers, approvals and notices necessary, proper or advisable to consummate the transactions described herein shall be in form and substance reasonably satisfactory to the Company and Acquiror, and executed counterparts of any consents, waivers and approvals shall be delivered to the other party hereto reasonably promptly after receipt thereof, and copies of such notices shall be delivered to the other party hereto reasonably promptly after the making thereof. Notwithstanding anything to the contrary, neither party hereto shall be obligated to pay any costs or expenses to third parties with respect to such consents, waivers, approvals and notices for Contracts (other than de minimis administrative costs and expenses not in excess of $5,000 in the aggregate).
6.06   No Acquiror Common Stock Transactions.   During the Interim Period, except as otherwise contemplated by this Agreement, none of the Company or any of its Subsidiaries shall engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror. The Company shall use reasonable best efforts to instruct the Company Major Stockholders to comply with the foregoing sentence.
6.07   Public Announcements.   Except as otherwise provided herein, the timing and content of all public announcements regarding any aspect of this Agreement, the Merger and the other Transactions, whether to the financial community, Governmental Authorities, the general public or otherwise shall be mutually agreed upon in advance by the Company and Acquiror; provided, however, that each party hereto may make any such announcement which, based on advice of counsel, is required by applicable Law. Notwithstanding the foregoing, each party hereto shall use its reasonable best efforts to consult with the other parties hereto prior to any such public announcement to the extent practicable, and shall in any event promptly provide the other parties hereto with copies of any such public announcement. Notwithstanding the foregoing, communications by any party hereto to its directors, officers, employees, counsel, accountants or other advisors, or communications with third parties to the extent necessary for the purpose of seeking any third-party consent shall not be deemed a public announcement for purposes of this Section 6.07.
6.08   Company Stockholder Consent.
(a)   The Company shall use its reasonable best efforts to obtain the Required Merger Approval and the Required Charter Amendment Approval pursuant to written consents of the Company Stockholders in a form reasonably acceptable to Acquiror (the “Written Consent”) as promptly as practicable, and in any event within ten (10) Business Days following the date on which the Registration Statement is declared effective by the SEC. The materials submitted to the Company Stockholders in connection with the Written Consent shall include the Company Board Recommendation; provided, however, that the Company Board may withdraw or modify the Company Board Recommendation with respect to the Written Consent if the Company Board reasonably determines, after consultation with outside counsel, that failure to do so would violate its fiduciary obligations under applicable Law. Reasonably promptly following receipt of the Written Consent, the Company shall deliver a copy of such Written Consent to Acquiror.
(b)   Reasonably promptly following receipt of the Written Consent, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every Company Stockholder that did not execute the Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board unanimously determined that the Merger and the Pre-Closing Company Charter Amendment are advisable in accordance with the DGCL and in the best interests of the Company Stockholders and unanimously approved and adopted this Agreement, the Merger, the Pre-Closing Company Charter Amendment and the other Transactions, (ii) provide the Company Stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Merger, the Pre-Closing Company Charter Amendment and the other Transactions in accordance with Section 228(e) of the DGCL and the bylaws of the Company and (iii) notify such Company Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. The Stockholder Notice shall be accompanied by a copy of Section 262 of the DGCL and all such other information as Acquiror shall reasonably request, and shall be sufficient in form and substance to start the twenty (20) day period during which a Company Stockholder must demand appraisal of such Company Stockholder’s shares of Company Stock as contemplated by Section 262(d)(2) of the DGCL, if required. All materials submitted to the Company Stockholders in accordance with this Section 6.08(b) shall be subject to Acquiror’s advance review and reasonable approval (not to be unreasonably withheld, conditioned or delayed) which must be taken promptly.
6.09   Proxy Statement; Acquiror Stockholders’ Meeting.
(a)   As promptly as reasonably practicable after the date of this Agreement, Acquiror and the Company shall prepare and file a registration statement on Form S-4 with the SEC (as such filing is amended or supplemented, the “Registration Statement”), including a proxy statement of Acquiror (as such filing is amended or supplemented, the “Proxy Statement”) and a consent solicitation statement of the Company (as such filing is amended or supplemented, the “Consent Solicitation Statement”), for the purposes of (A) registering under the Securities Act the Stock Merger Consideration and the Earnout Shares (together, the “Registration Shares”), (B) providing Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in connection with the Merger, (C) soliciting proxies from Acquiror Stockholders to obtain the requisite approval of the Transactions and the other matters to be voted on at a meeting of the holders of Acquiror Common Stock to be called and held for such purpose (the “Acquiror Stockholders’ Meeting”) and (D) soliciting the written consent of the Company’s shareholders to, among other things, the Transactions. As promptly as reasonably practicable after the execution of this Agreement, Acquiror shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other Laws relating to the Transactions (collectively, the “Other Filings”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Acquiror and the Company shall notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Registration Statement, the Proxy Statement, or any Other Filing or for additional information. As promptly as practicable after receipt thereof, each of Acquiror and the Company shall provide the other and its counsel with copies of all written correspondence between Acquiror, the Company or any of their respective representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, or any Other Filing. Each of Acquiror and the Company and their respective counsel shall review the Registration Statement, the Proxy Statement, and any exhibits, amendments or supplements thereto, as well as any Other Filings, and shall consult with each other and their respective advisors concerning any comments from the SEC with respect thereto; provided, further that each of Acquiror and the Company shall reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company, Acquiror and their respective advisors, and neither Acquiror nor the Company shall file the Registration Statement or the Proxy Statement, or any exhibits, amendments or supplements thereto or any response letters to any comments from the SEC without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Whenever any event occurs which would reasonably be expected to result in the Registration Statement or the Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Acquiror or the Company, as the case may be, shall promptly inform the other party hereto of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to Acquiror Stockholders, an amendment or supplement to the Registration Statement and/or the Proxy Statement.
(b)   The Proxy Statement will be sent to Acquiror Stockholders as soon as practicable following the date on which the Registration Statement is declared effective by the SEC (but in any event, within five (5) Business Days following such date) for the purpose of soliciting proxies from holders of Acquiror Common Stock to vote at the Acquiror Stockholders’ Meeting in favor of: (i) the adoption of this Agreement and the approval of the Merger and other Transactions; (ii) an amendment and restatement of Acquiror’s certificate of incorporation and an amendment to Acquiror’s bylaws, respectively, in substantially the form of Exhibit A and Exhibit B attached hereto, to increase the authorized number of shares of Acquiror Common Stock, change the name of Acquiror, and remove provisions therein no longer applicable following the consummation of the Merger (the “Acquiror Charter Amendments”); (iii) approval as required by the applicable NASDAQ listing rules of the issuance and sale of shares of Acquiror Common Stock to be issued as Merger Consideration and pursuant to the Subscription Agreements; (iv) approval of the Equity Incentive Plan; (v) the election of the individuals listed on Schedule 2.08(a) as directors of Acquiror; and (vi) the adjournment of the Acquiror Stockholders’ Meeting (the matters described in clauses (i) through (vi), shall be referred to as the “Voting Matters”).
(c)   The Company shall provide Acquiror, as promptly as reasonably practicable, with such information concerning the Company Entities as may be necessary for the information concerning the Company Entities in the Registration Statement, the Proxy Statement, and the Other Filings to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Acquiror Stockholders’ Meeting, and the preparation and filing of the Other Filings. The information relating to the Company Entities furnished by or on behalf of the Company Entities for inclusion in the Registration Statement and the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. In addition, Acquiror shall provide to the Company, as promptly as reasonably practicable, with such information concerning the Acquiror as may be necessary for the information concerning the Acquiror in the Registration Statement and the Proxy Statement to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Acquiror Stockholders’ Meeting. The information relating to the Acquiror furnished by or on behalf of the Acquiror for inclusion in the Registration Statement and the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Without limiting the foregoing, Acquiror shall use reasonable best efforts to ensure that the Registration Statement and the Proxy Statement do not, as of the date on which the Proxy Statement is distributed to the holders of Acquiror Common Stock, and as of the date of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Acquiror shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by a Company for inclusion in the Registration Statement and the Proxy Statement).
(d)   Acquiror shall include in the Registration Statement and the Proxy Statement the recommendation of its board of directors that the holders of Acquiror Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger and the other Voting Matters and shall otherwise act in good faith and use reasonable best efforts to obtain the Acquiror Stockholder Approval, including setting a record date, calling the Acquiror Stockholder Meeting, mailing the Proxy Statement to its shareholders on a timely basis, and holding the Acquiror Shareholder Meeting; provided, however, that Acquiror Board may withdraw or modify such recommendation with respect to the Proxy Statement if the Acquiror Board reasonably determines, after consultation with outside counsel, that failure to do so would violate its fiduciary obligations under applicable Law. Acquiror acknowledges that its obligations hereunder to furnish the Proxy Statement, convene the Acquiror Stockholders’ Meeting and solicit the Acquiror Stockholder Approval as provided hereunder shall apply notwithstanding any withdrawal or modification of the Acquiror Board’s recommendation in accordance with the terms hereof. If on the date for which the Acquiror Stockholders’ Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror may make one or more successive postponements or adjournments of the Acquiror Stockholders’ Meeting with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
6.10   Director and Officer Indemnification.
(a)   From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of Acquiror, Merger Sub and each Company Entity (each, a “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Acquiror, Merger Sub or any Company Entity, as the case may be, would have been permitted under applicable Law and their respective Organizational Documents to indemnify such Indemnified Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Indemnified Persons than the provisions in the Company’s or the Acquiror’s Organizational Documents, as applicable, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company to honor, each of the covenants in this Section 6.10.
(b)   For a period of six (6) years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any Company Entity’s directors’ and officers’ liability insurance policies (each, a “Company Insured Person”) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company Entities for such insurance policy for the year ended December 31, 2019; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 6.10(b) shall be continued in respect of such claim until the final disposition thereof.
(c)   For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect a directors’ and officers’ liability insurance “tail” policy covering those Persons who are currently covered by the Acquiror’s directors’ and officers’ liability insurance policies (each, an “Acquiror Insured Person”) on terms not less favorable than the terms of such current insurance coverage, and if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 6.10(c) shall be continued in respect of such claim until the final disposition thereof.
(d)   Acquiror and the Company shall use their commercially reasonable efforts to ensure that Acquiror shall, with effectiveness as of the Effective Time, enter into directors’ and officers’ liability insurance covering the Persons who will be directors and officers of Acquiror as of the Effective Time on terms that are consistent with market standards.

(e)   Notwithstanding anything contained in this Agreement to the contrary, this Section 6.10 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.10. The obligations of Acquiror and the Surviving Company under this Section 6.10 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company and each of its Subsidiaries to whom this Section 6.10 applies without the consent of the affected Person.
6.11   Form 8-K Filings.   Acquiror and the Company shall cooperate in good faith with respect to the preparation of, and as promptly as practicable after the execution of this Agreement, Acquiror shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement; provided that Acquiror shall accept such reasonable comments of the Company to such Form 8-K prior to filing. Acquiror and the Company shall cooperate in good faith with respect to the preparation of, and prior to the Closing, Acquiror shall prepare and use reasonable best efforts to provide to the Company for review at least five (5) Business Days prior to the Closing, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (“Transaction Form 8-K”). Prior to Closing, Acquiror and the Company shall prepare the press release announcing the consummation of the Transactions (“Press Release”). Promptly following the Closing, Acquiror shall file the Transaction Form 8-K with the SEC and distribute the Press Release; provided that Acquiror shall accept such reasonable comments of the Company to the Transaction Form 8-K prior to filing.
6.12   Trust Account; No Claims Against the Trust Account.
(a)   At the Closing, Acquiror shall take all actions necessary, and shall cause the documents, opinions and notices required to be delivered to American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (the “Trustee”) pursuant to that certain Investment Management Trust Agreement dated on or about February 21, 2019, by and between Acquiror and Trustee (the “Trust Agreement”) to be so delivered and to cause the funds in the account established by Acquiror for the benefit of certain stockholders of Acquiror and the underwriter of Acquiror’s initial public offering (the “Trust Account”) to be disbursed in accordance with the Trust Agreement for the following: (i) the redemption of any shares of Acquiror Common Stock in connection with the Mergers in accordance with the terms set forth in the Proxy Statement; (ii) the payment of deferred underwriting fees in connection with Acquiror’s initial public offering payable to the underwriters upon consummation of a business combination; (iii) the payment of expenses to the third parties to which they are owed and (iv) the balance of the assets in the Trust Account, after payment of the amounts required under subsections (i), (ii) and (iii), to be disbursed to Acquiror.
(b)   Notwithstanding anything else in this Agreement, the Company acknowledges that it has received a copy of Acquiror’s final prospectus dated February 22, 2019 (the “Prospectus”) and understands that Acquiror has established the Trust Account containing the proceeds of its initial public offering and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the initial public offering (including interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Acquiror may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their Acquiror shares in connection with the consummation of Acquiror’s business combination (as defined in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (ii) to the Public Stockholders if Acquiror fails to consummate such a Business Combination within twenty-four (24) months from the closing date of Acquiror’s initial public offering,

(iii) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any franchise or income taxes, or (iv) to Acquiror after or concurrently with the consummation of a Business Combination. For and in consideration of Acquiror entering into this Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees, on behalf of the Company, its Subsidiaries, and their respective officers, directors, managers, shareholders, members, partners, Affiliates, agents and other representatives (collectively, “Representatives”), that the Company and its Representatives do not have (other than their rights upon Closing) any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Company or any of its affiliates may have against the Trust Account (including distributions therefrom) prior to Closing or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror and will not prior to Closing seek recourse against the Trust Account for any reason whatsoever; provided that (x) nothing herein shall serve to limit or prohibit the Company’s and its Representatives’ right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief (including a claim for Acquiror to specifically perform its obligations under this Agreement and a claim for Acquiror to specifically perform its obligations under the Trust Agreement, including distribution of funds from the Trust Account upon the Closing in accordance with the terms of this Agreement), and (y) nothing herein shall serve to limit or prohibit any claims that the Company or its Representatives may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account, other than to Public Stockholders, and any assets that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with this Agreement or the Transactions. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable law. This Section 6.12(b) shall survive the termination of this Agreement and will not expire and may not be altered in any way prior to the Closing without the express written consent of Acquiror.
(c)   At the Closing, Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (i) the redemption of any shares of Acquiror Common Stock in connection with the Merger in accordance with the terms set forth in the Proxy Statement; (ii) the payment of expenses to the third parties to which they are owed, including the payment of Repaid Indebtedness and Transaction Expenses in accordance with the terms of this Agreement and (iii) the balance of the assets in the Trust Account, after payment of the amounts required under subsections (i) and (ii), to be disbursed to Acquiror.
6.13   Subscription Agreements.   Acquiror shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements or terminations of, the Subscription Agreements in any manner other than (i) as expressly provided for by the terms of the Subscription Agreements or (ii) to reflect any permitted assignments or transfers of the Subscription Agreements by the applicable PIPE Investors pursuant to the Subscription Agreements, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed; provided that the parties acknowledge that any proposed amendment, modification or waiver of the Subscription Agreements that affects the offering price of the Acquiror Common Stock pursuant to the Subscription Agreements, that reduces the aggregate amount of proceeds to be received by Acquiror under the Subscription Agreements or that adds additional conditions to the obligations of the PIPE Investors to consummate the transactions contemplated by the Subscription Agreements may be rejected by the Company in its sole discretion). Acquiror shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein. Without limiting the generality of the foregoing, Acquiror shall give the Company prompt (and, in any event within three (3) Business Days) written notice: (A) of any proposed amendment to any Subscription Agreement;

(B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Acquiror; and (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement. If any Subscription Agreement expires or is terminated, withdrawn or repudiated by any party thereto prior to the Closing, such that the aggregate amount of PIPE Investment as of the Closing is expected to be below $125,000,000, Acquiror shall use its reasonable best efforts, prior to the Closing, to procure one or more investors to enter into Subscription Agreements with Acquiror for PIPE Investment in form and substance reasonably satisfactory to the Company and on the same terms and in an amount at least equal to the amount of the PIPE Investment under the Subscription Agreement that has expired or been terminated, withdrawn or repudiated.
6.14   Non-Solicitation; Acquisition Proposals.
(a)   (i) During the Interim Period, Acquiror shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) solicit, initiate, facilitate or continue inquiries regarding an Acquiror Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquiror Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquiror Acquisition Proposal, and (y) Acquiror shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to any Acquiror Acquisition Proposal; provided, that the foregoing shall not restrict Acquiror from responding to unsolicited inbound inquiries to the extent required for the board of directors of Acquiror to comply with its fiduciary duties. For purposes hereof, “Acquiror Acquisition Proposal” means any inquiry, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Acquiror or Merger Sub or the purchase, sale, lease, exchange or other acquisition or disposition of all or substantially all of the properties or assets or equity interests of Acquiror or Merger Sub, or of a third Person by Acquiror or Merger Sub; provided, that the Acquiror shall not be required to provide to the Company any unsolicited materials that are received by the Acquiror in the ordinary course of business consistent with the practices of special purpose acquisition companies other than a formal business combination proposal or any inquiry or communication that might reasonably be expected to lead to a formal business combination proposal.
(b)   During the Interim Period, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to any Company Acquisition Proposal; provided, that the foregoing shall not restrict the Company from responding to unsolicited inbound inquiries to the extent required for the board of directors of the Company to comply with its fiduciary duties. For purposes hereof, “Company Acquisition Proposal” means any inquiry, proposal or offer concerning an acquisition, merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the sale, lease, exchange or other disposition of all or substantially all of the properties or assets or equity interests of the Company.
(c)   In addition to the other obligations under this Section 6.14, each party shall promptly (and in any event within three (3) Business Days after receipt by such party) advise the other party orally and in writing of any Company Acquisition Proposal (with respect to the Company) or Acquiror Acquisition Proposal (with respect to Acquiror) received by the applicable party, or any inquiry with respect to or which could reasonably be expected to result in any Company Acquisition Proposal (with respect to the

Company) or Acquiror Acquisition Proposal (with respect to Acquiror), the material terms and conditions of such any Company Acquisition Proposal (with respect to the Company) or Acquiror Acquisition Proposal (with respect to Acquiror) or inquiry, and the identity of the Person making the same.
(d)   Each party hereto agrees that the rights and remedies for noncompliance with this Section 6.14 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to the other party hereto and that money damages will not provide an adequate remedy.
6.15   Notification of Certain Changes.   During the Interim Period, each of Acquiror and the Company shall give reasonably prompt notice to the other of any fact, circumstance, event or action the existence, occurrence or taking of which (i) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (with respect to the Company), or an Acquiror Material Adverse Effect (with respect to Acquiror or Merger Sub), (ii) has resulted in, or would reasonably be expected to result in, any material failure by such party to satisfy the conditions set forth in Article VII or (iii) may result in changes to the Spreadsheet pursuant to Section 3.11.
6.16   Closing Conditions.   During the Interim Period and upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use reasonable best efforts to take, or cause to be taken, such actions as are necessary, proper or advisable to satisfy the conditions to the Closing set forth in Article VII hereof and to consummate the Transactions. Each of the parties hereto shall execute or deliver any additional instruments as reasonably requested by the other party hereto necessary to consummate the transactions contemplated by this Agreement.
6.17   Equity Awards.   Prior to the Closing Date, Acquiror shall approve and adopt an Equity Incentive Plan. As soon as practicable following the date that is sixty (60) days after the date of filing of the Transaction Form 8-K, Acquiror will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) (the “Form S-8”) with respect to the Acquiror Common Stock issuable under the Equity Incentive Plan, the Base Acquiror Options and the Earnout Acquiror Options. As soon as practicable following the effectiveness of the Form S-8, Acquiror shall make a broad-based grant of restricted stock units to employees of the Company and its Subsidiaries other than executive officers under the Equity Incentive Plan with an aggregate value of up to $225,000. The recipients of such awards and the amount granted to each recipient will be as determined by the Chief Executive Officer of the Company. The awards will cliff-vest on the fourth anniversary of the Closing.
6.18   Acquiror Public Filings; Acquiror NASDAQ Listing.
(a)   From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.
(b)   From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock, Acamar Units, and Acamar Warrants to be listed on, NASDAQ. From the date hereof through the Closing, Acquiror shall comply with all applicable NASDAQ rules and regulations and continued listing standards, and Acquiror shall notify the Company of any communications or correspondence from NASDAQ with respect to the listing of the Acamar Units, the Acamar Common Stock and the Acamar Warrants, compliance with the rules and regulations of NASDAQ, and any potential suspension of listing or delisting action contemplated or threatened by NASDAQ.
(c)   The Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on the NASDAQ as promptly as practicable prior to the Closing Date, subject to official notice of issuance.
6.19   Company Consents.   Promptly following the date of this Agreement, the Company and the Acquiror shall use their respective reasonable best efforts to obtain from the lender under the Flooring Facility, a written consent or waiver (x) to the entering into and performance of this Agreement, including the Merger and (y) to the termination of each Unconditional and Continuing Guaranty, entered into in connection with the Flooring Facility, and release in full of all of the obligations of each guarantor thereunder (the “Flooring Facility Guaranty Releases”), to be effective as of the Closing; provided that in the event that the lender under the Flooring Facility does not provide the written consents or waivers set forth in the preceding clauses (x) and (y), the Company shall use its reasonable best efforts to refinance the Flooring Facility (which refinance shall include the Flooring Facility Guaranty Releases and shall occur in connection with the Closing), and the Acquiror shall cooperate in good faith in connection therewith; provided further that in the event that the refinancing of the Flooring Facility shall not be obtained, the Flooring Facility shall be repaid at Closing.
6.20   Termination of Acquiror Affiliate Agreements.   On and as of the Closing, Acquiror shall take all actions necessary to cause the Acquiror Affiliate Agreements set forth in Schedule 6.20 to be terminated without any further force and effect and without any cost or other liability or obligation to Acquiror or its Subsidiaries (including and the Company and its Subsidiaries), and there shall be no further obligations of any of the relevant parties thereunder following the Closing. In addition, prior to the Closing, all of the directors and officers of Acquiror shall have executed written resignations effective as of the Closing in form and substance satisfactory to the Company.
6.21   Termination of Company Affiliate Agreements.   On and as of the Closing, the Company shall take all actions necessary, and shall use its reasonable best efforts to cause the Company Stockholders parties thereto, to cause the Company Affiliate Agreements set forth in Schedule 6.21 to be terminated without any further force and effect and without any cost or other liability or obligation to the Acquiror, the Company or its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.
6.22   Bylaws.   Prior to the consummation of the Transactions, the Acquiror shall adopt the Acquiror Amended and Restated Bylaws in the form set forth in Exhibit B.
6.23   Tax Matters.
(a)   Transfer Taxes.   Notwithstanding anything to the contrary contained herein, the Company shall pay fifty percent (50%) and Acquiror shall pay fifty percent (50%) of any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The party primarily responsible under applicable law for the filing of any Tax Return in respect of such Transfer Taxes shall be responsible for the timely preparation and filing of any such Tax Return. The parties shall reasonably cooperate as necessary to enable the timely preparation and filing of such Tax Returns.
(b)   Tax Treatment.   Acquiror, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall knowingly take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Acquiror and the Company shall execute and deliver officer’s certificates containing customary representations at such time or times as may be reasonably requested by counsel to the Company or Acquiror in connection with the delivery of any opinion by such counsel with respect to the tax treatment of the Transactions.
(c)   The Company, Acquiror, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).
6.24   Rule 16b-3.   Prior to the Effective Time, Acquiror shall use reasonable best efforts to have the Acquiror board of directors adopt resolutions to cause acquisitions of Acquiror Common Stock pursuant to the transactions contemplated by this Agreement by each Person who at the Effective Time is or will become a director or officer of Acquiror (or is or may be deemed to become a director of Acquiror by deputization) to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.25   Employment Agreements.   As of the Effective Time, Acquiror shall assume each employment agreement or offer letter with any executive officer of the Company. Acquiror shall honor such agreements and letters in accordance with their terms as in effect immediately prior to the Effective Time.
6.26   Annual Meeting.   Acquiror shall hold its 2020 annual meeting of stockholders in accordance with Nasdaq Rule 5620(a) by (1) no later than December 31, 2020 (either as a separate meeting or as part of the Acquiror Stockholders’ Meeting) or (2) to the extent approved by Nasdaq, after December 31, 2020 (either as a separate meeting or as part of the Acquiror Stockholders’ Meeting), but, in each case of (1) or (2), no later than the date of the Acquiror Stockholders’ Meeting. Acquiror shall determine, as soon as practicable (but in no event later than 45 days) following the date of this Agreement, which alternative it chooses and shall promptly notify the Company of such determination. In the event Acquiror elects to hold its 2020 annual meeting as part of the Acquiror Stockholders’ Meeting, Acquiror and the Company shall cooperate in good faith in making such changes and amendments to the Registration and Proxy Statement as shall be necessary or appropriate in order to facilitate the intent of this provision.
ARTICLE VII
CONDITIONS TO OBLIGATIONS
7.01   Conditions to Obligations of All Parties.   The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:
(a)   No Prohibition.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.
(b)   HSR Act.   The filings of Acquiror and the Company pursuant to the HSR Act, if any, shall have been made and the applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.
(c)   Acquiror Stockholder Approval.   The Acquiror Stockholder Approval shall have been obtained.
(d)   Company Stockholder Approval.   The Required Merger Approval shall have been obtained in respect of the adoption of this Agreement and the approval of the Merger and the other Transactions and the Required Charter Amendment Approval shall have been obtained in respect of the Pre-Closing Company Charter Amendment.
(e)   Registration Statement.   The Registration Statement shall have become effective and no stop-order suspending effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and the Registration Shares shall have been approved for listing on NASDAQ, subject to official notice of issuance.
(f)   Net Tangible Assets.   Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately following the Closing (after giving effect to the exercise by the holders of Acquiror Common Stock of their right to redeem their Acquiror Common Stock into their pro rata share of the Trust Account in accordance with Acquiror certificate of incorporation, the PIPE Investment and the other transactions contemplated hereby to occur upon the Closing, including the payment of Transaction Expenses).
(g)   NASDAQ.   The Acquiror Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof.
(h)   Cash and Cash Equivalents.   Taking into account the PIPE Investment and after giving effect to exercise by the holders of Acquiror Common Stock of their right to redeem their Acquiror

Common Stock into their pro rata share of the Trust Account in accordance with Acquiror’s certificate of incorporation, immediately prior to Closing and without giving effect to any of the other Transactions, Acquiror shall have, on a consolidated basis, at least $175,000,000 in cash and cash equivalents.
7.02   Additional Conditions to Obligations of Acquiror.   The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:
(a)   Representations and Warranties.   (i) Each of the representations and warranties set forth in the first, second and fourth sentences of Section 4.01 (Organization and Qualifications; Subsidiaries), Section 4.02 (Due Authorization) and Section 4.16 (Brokers’ Fees) (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), (ii) each of the representations and warranties set forth in Section 4.05 (Capitalization) (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (iii) each of the other representations and warranties set forth in Article IV (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein, except the reference to Material Adverse Effect in Section 4.20 (Absence of Changes) and the word “Material” in any references to “Material Contracts”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect.
(b)   Agreements and Covenants.   Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)   No Material Adverse Effect.   Since the date hereof, no Material Adverse Effect shall have occurred and be continuing.
(d)   Officer’s Certificate.   The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been fulfilled.
(e)   Subscription Agreements.   The transactions contemplated by the Subscription Agreements have been consummated concurrently with the Closing.
(f)   FIRPTA Certificate.   The Company shall have delivered to Acquiror a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(g)   Organizational Documents.   The Company shall have delivered to Acquiror copies of the following, each certified by an authorized officer of the Company to be true, correct, complete and in full force and effect as of the Closing Date: (i) the certificate of incorporation or formation of each Company Entity, certified by the Secretary of State or other appropriate Governmental Authority of its jurisdiction of organization or incorporation, as applicable; (ii) the bylaws or operating agreement of each Company Entity; and (iii) the resolutions of the Company Board authorizing and approving this Agreement, any applicable Ancillary Agreement and all of the transactions contemplated hereby and thereby.
(h)   Written Consent.   The Company shall have delivered to Acquiror the Written Consent, which shall be in full force and effect.
(i)   Registration Rights Agreement.   The Company and the other parties named therein (other than the Acquiror) shall have delivered a duly executed counterpart signature page to the Registration Rights Agreement.
(j)   Stockholders Agreement.   The applicable Company Major Stockholders party to the Stockholders Agreement shall have delivered a duly executed counterpart signature page to the Stockholders Agreement.
(k)   Termination of Company Affiliate Agreements.   The Company Affiliate Agreements set forth in Section 6.21 shall have been terminated.
7.03   Additional Conditions to the Obligations of the Company.   The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   Representations and Warranties.   Each of the representations and warranties set forth in the first sentence of Section 5.01 (Organization and Qualifications; Subsidiaries), Section 5.02 (Due Authorization) and Section 5.17 (Brokers’ Fees), (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), (ii) each of the representations and warranties set forth in Section 5.04 (Capitalization) (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all material respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (iii) each of the other representations and warranties set forth in Article V (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Parent Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect.
(b)   Agreements and Covenants.   Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)   Acquiror Material Adverse Effect.   Since the date hereof, no Acquiror Material Adverse Effect shall have occurred and be continuing.
(d)   Officer’s Certificate.   Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been fulfilled.
(e)   Subscription Agreements.   The transactions contemplated by the Subscription Agreements have been consummated concurrently with the Closing.

(f)   Acquiror A&R Charter.   The Certificate of Incorporation shall be amended and restated in the form of the Acquiror A&R Charter.
(g)   Sponsor Letter Agreement.   The Sponsor Letter Agreement shall be in full force and effect and not have been terminated or repudiated by the Acquiror or the Sponsor.
(h)   Director Resignations.   All of the directors and officers of Acquiror shall have executed written resignations effective as of the Closing in form and substance satisfactory to the Company.
(i)   Registration Rights Agreement.   Acquiror shall have delivered a duly executed counterpart signature page to the Registration Rights Agreement, and the Prior Registration Rights Agreement (as defined in the Registration Rights Agreement) shall have been terminated.
(j)   Stockholders Agreement.   Acquiror and the Sponsor shall have delivered a duly executed counterpart signature page to the Stockholders Agreement.
(k)   Annual Meeting.   Acquiror shall have held its annual meeting of stockholders pursuant to Section 6.26.
7.04   Frustration of Closing Conditions.   No party may rely on the failure of any condition set forth in this Article VII to be satisfied to excuse such party’s obligation to effect the Closing if such failure was caused by such party’s breach of a covenant or agreement of this Agreement by such party.
ARTICLE VIII
TERMINATION/EFFECTIVENESS
8.01   Termination.   This Agreement may be terminated at any time prior to the Closing Date:
(a)   by mutual written consent of Acquiror and the Company;
(b)   by either Acquiror or the Company:
(i)   if the Closing has not occurred on or before February 26, 2021 (the “Outside Date”); provided, however, that if the Acquiror Stockholders approve an extension of the date required to consummate a “business combination”, in accordance with the Acquiror’s Organizational Documents, the Outside Date shall automatically be extended to the earlier of (i) such extension date and (ii) March 31, 2021; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or
(ii)   if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby;
(c)   by Acquiror or the Company, if the Acquiror Stockholder Approval is not obtained by the Outside Date;
(d)   by Acquiror, at any time after the date that Acquiror receives, and notifies the Company of Acquiror’s receipt of, SEC approval and effectiveness of Acquiror’s Proxy Statement as described in Section 6.09, if the Company informs Acquiror in writing that it will not deliver to Acquiror the Written Consent pursuant to Section 6.08(a) on or prior to the Outside Date;
(e)   by the Company or the Acquiror, if the Required Merger Approval or the Required Charter Amendment Approval is not obtained by the Outside Date;
(f)   by Acquiror, if neither it nor Merger Sub is in material breach of their obligations under this Agreement and if (i) at any time any of the representations and warranties of any Company Entity contained herein become untrue or inaccurate such that Section 7.02(a) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(f)); or (ii) there has been a breach on the part of any Company Entity of any of its covenants or agreements contained in this

Agreement such that Section 7.02(b) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(f)), and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to the Company and (y) the Outside Date; or
(g)   by the Company, if neither the Company nor any of the other Company Entities is in material breach of its obligations under this Agreement and if (i) at any time any of the representations and warranties of Acquiror and Merger Sub contained herein become untrue or inaccurate such that Section 7.03(a) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(g)); or (ii) there has been a breach on the part of Acquiror and Merger Sub of any of their covenants or agreements contained in this Agreement such that Section 7.03(b) could not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(g)), and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to Acquiror and (y) the Outside Date.
8.02   Manner of Exercise.   In the event of termination by Acquiror or the Company, or both, in accordance with Section 8.01, written notice thereof shall be given to the other party by the terminating party and this Agreement shall terminate.
8.03   Effect of Termination.   If this Agreement is terminated pursuant to Section 8.01, all further obligations and liabilities of the parties hereto under this Agreement will terminate and become void and of no force and effect, except that the rights and obligations in Section 6.12, Article VIII and Article IX will survive termination of this Agreement; provided that such termination shall have no effect on any liability of any party for any intentional and willful breach of this Agreement by such party occurring prior to such termination.
8.04   Waiver.   At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
MISCELLANEOUS
9.01   Survival.   The representations, warranties and covenants of the parties hereto contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to the other party for any consequential, special or punitive damages.
9.02   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service) or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
(a)   If to Acquiror or Merger Sub, to:
Acamar Partners Acquisition Corp.
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131
Attn: Luis I. Solorzano Aizpuru
E-mail: luis@acamarpartners.com

with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn: Jaime Mercado
E-mail: jmercado@stblaw.com
(b)   If to the Company to:
CarLotz, Inc.
611 Bainbridge Street, Suite 100
Richmond, Virginia 23220
Attn: Michael Bor
E-mail: mbor@carlotz.com
with a copy to:
Freshfields Bruckhaus Deringer LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Attn: Valerie Ford Jacob
E-mail: valerie.jacob@freshfields.com
or to such other address or addresses as the parties may from time to time designate in writing.
9.03   Annexes, Exhibits and Schedules.   All annexes, exhibits and schedules attached hereto, including the Schedules, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.
9.04   Expenses.   Except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein; provided, that if the Merger and the Closing occurs Acquiror and the Surviving Entity shall be responsible for and shall pay at or after the Closing all Transaction Expenses in accordance with their terms and the terms of this Agreement.
9.05   Assignment; Successors and Assigns; No Third Party Rights.   Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Indemnified Persons, the Company Insured Persons and the Acquiror Insured Persons who are not otherwise party to this Agreement shall be third party beneficiaries of this Agreement and the Company Stockholders are intended third party beneficiaries of Section 3.10. Notwithstanding the foregoing, Acquiror and/or Merger Sub may assign this Agreement without the consent of any Person to any lender (or agent therefor) to Acquiror or Merger Sub or their subsidiaries or Affiliates thereof as security for obligations to such lender (or lenders) in respect of any financing agreements or arrangements entered into by Acquiror, Merger Sub or its subsidiaries and Affiliates with such lenders or to an acquirer of all or substantially all of the assets or business of Acquiror or Merger Sub in any form of transaction, which assignment shall not relieve Acquiror or Merger Sub of its obligations hereunder.
9.06   Governing Law.   This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties hereto irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.
9.07   Waiver of Jury Trial.   To the extent not prohibited by applicable Law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement, including but not limited to any course of conduct, course of dealing, verbal or written statement or action of any party hereto.
9.08   Titles and Headings.   The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.
9.09   Counterparts.   This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g. www.docusign.com), to this Agreement by facsimile or by e-mail in “portable document format” shall be effective as delivery of a mutually executed counterpart to this Agreement.
9.10   Entire Agreement.   Except as otherwise contemplated herein, this Agreement and the Ancillary Agreements constitute the entire agreement with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Agreements, the Exhibits and the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement shall control.
9.11   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
9.12   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 9.06, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Each party hereto further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 9.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
9.13   Amendments.   This Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of Acquiror, Merger Sub and the Company; provided, however, that (i) after the Acquiror Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Acquiror Stockholders, without the receipt of such further approvals; and (ii) after the Company Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Company Stockholders, without receipt of such further approvals. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement.
9.14   Legal Representation.
(a)   Acquiror hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company Entities), and each of their respective successors and assigns (all such parties, the “Acquiror Waiving Parties”), that Freshfields may represent the Company Entities or any of their respective directors, managers, members, partners, officers, employees or Affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Company Entities or other Acquiror Waiving Parties, and each of Acquiror and the Company on behalf of itself and the Acquiror Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Acquiror and the Company acknowledge that the foregoing provision applies whether or not Freshfields provide legal services to any Company Entities after the Closing Date.
(b)   The Company hereby agrees on behalf of its directors, managers, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Simpson Thacher & Bartlett LLP may represent Acquiror or any of its directors, members, partners, officers, employees or Affiliates (including following the Closing, the Company Entities), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of Acquiror or other Company Waiving Parties, and each of Acquiror and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not Simpson Thacher & Bartlett LLP provides legal services to Acquiror after the Closing Date.
9.15   No Recourse.   Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 9.15 are intended to be for the benefit of, and enforceable by the Related Parties of the parties hereto and each such Person shall be a third-party beneficiary of this Section 9.15. This Section 9.15 shall be binding on all successors and assigns of parties hereto.
9.16   Schedules and Exhibits.   The Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, as well as (a) any other representation or warranty where such information is cross-referenced in the applicable part of the Schedules; or (b) any other representation or warranty where it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies such other representation and warranty of the Company or Acquiror, as applicable, in this Agreement.

Certain information set forth in the Schedules is or may be included solely for informational purposes, is not material or an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules does not imply that such amounts (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement.
[signature page follows]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.
ACAMAR PARTNERS ACQUISITION CORP.
By:	/s/ Luis Ignacio Solorzano Aizpuru Name: Luis Ignacio Solorzano Aizpuru
Title: Chief Executive Officer
ACAMAR PARTNERS SUB, INC.
By:	/s/ Luis Ignacio Solorzano Aizpuru Name: Luis Ignacio Solorzano Aizpuru
Title: Chief Executive Officer
CARLOTZ, INC.
By:	/s/ Michael Bor Name: Michael Bor
Title: Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ACAMAR PARTNERS ACQUISITION CORP
Acamar Partners Acquisition Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
The name of the corporation is Acamar Partners Acquisition Corp. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 7, 2018. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 21, 2019.
This Second Amended and Restated Certificate of Incorporation was duly adopted by the board of directors (the “Board”) of the Acamar Partners Acquisition Corp. and by the stockholders in accordance with the provisions of Sections 228, 242 and 245 of the DGCL.
Pursuant to Sections 242 and 245 of the DGCL, the text of the Certificate of Incorporation of Acamar Partners Acquisition Corp. is hereby amended and restated in its entirety to read as follows:

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CARLOTZ, INC.
ARTICLE I
NAME
The name of the Corporation is CarLotz, Inc. (the “Corporation”). The Corporation was originally incorporated under the name Acamar Partners Acquisition Corp., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on November 7, 2018.
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office is 251 Little Falls Drive, in the City of Wilmington, Delaware, County of New Castle, State of Delaware, 19808. The name of its registered agent of the Corporation at that address is Corporation Service Company.
ARTICLE III
BUSINESS PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.
ARTICLE IV
CAPITAL STOCK
Section 1.   Authorized Stock.   The total number of all classes of stock that the Corporation shall have the authority to issue is 510,000,000, of which 500,000,000 shall be shares of Class A Common Stock of the Corporation, par value $0.0001 per share (“Common Stock”), and 10,000,000 shall be shares of Preferred Stock, at a par value of $0.0001 per share (“Preferred Stock”).
Section 2.   Preferred Stock.   Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, without approval of the stockholders of the Corporation (except as otherwise provided in this Second Amended and Restated Certificate of Incorporation), by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers (including voting powers, if any), preferences and relative, participating, optional or other special rights, if any, of the shares of each such series, and the qualifications, limitations and restrictions thereof, if any, including but not limited to the fixing or alteration of the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series or shares of Preferred Stock. Each such series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, as shall be authorized by the Board and stated in the applicable Preferred Stock Designation. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in the authorization providing for the establishment of any series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Second Amended and Restated Certificate of Incorporation. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The Corporation shall, from time to time and in accordance with applicable law, increase the number of

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authorized shares of Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of any series of Preferred Stock that, as provided for or fixed pursuant to the provisions of this Article IV, Section 2, is otherwise convertible into Common Stock.
Section 3.   Common Stock.
(a)   Voting:   Except as otherwise expressly provided herein or the relevant Preferred Stock Designation of any class or series of Preferred Stock or required by law, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters submitted to a vote of the stockholders of the Corporation. Except as otherwise expressly provided herein or required by law, each holder of outstanding shares of Common Stock shall be entitled to one vote in respect of each share of Common Stock held thereby of record on the books of the Corporation for the election of directors and on all other matters submitted to a vote of stockholders of the Corporation. Except as otherwise required by law, shares of Common Stock shall not entitle the holders thereof to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including to a Preferred Stock Designation) that alters or changes the powers, preferences, rights or other terms of solely one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, separately or together with the holders of one or more other such series, to vote on such amendment pursuant to this Second Amended and Restated Certificate of Incorporation (including a Preferred Stock Designation) or pursuant to the DGCL, or if no vote of stockholders is required pursuant to the DGCL.
(b)   Dividends:   Subject to applicable law, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board may determine in its sole discretion, subject to any preferential dividend rights of outstanding Preferred Stock as expressly set forth herein or in the relevant Preferred Stock Designation
ARTICLE V
BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
Section 1.
(a)   General Powers:   The business and affairs of the Corporation shall be managed by or under the direction of the Board.
(b)   Number of Directors:   Subject to the rights of the holders of shares of any series of Preferred Stock to elect additional directors and subject to the applicable requirements of the Stockholders Agreement dated [•] by and among the Corporation and certain stockholders of the Corporation from time to time party thereto (as the same may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the “Stockholders Agreement”), the number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board.
(c)   Classified Board Structure; Election of Directors:   Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of shares of any series of Preferred Stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of Preferred Stock (the “Preferred Stock Directors”) and subject to the applicable requirements of the Stockholders Agreement, the Board shall be and is divided into three classes, designated as Class I, Class II and Class III. Each class will consist, as nearly as possible, of a number of directors equal to one-third (1/3) of the total number of members of the Board (other than the Preferred Stock Directors, if any) authorized as provided in Article V, Section 1(b) hereof. The Board is authorized to assign members of the Board already in office to such classes at the time the classification of the Board becomes effective pursuant to this Article V, Section 1(c). The term of office of the initial Class I directors will expire at the annual meeting of stockholders in 2021; the term of office of the initial Class II directors will expire at the annual meeting of stockholders in 2022; and the term of office of the initial Class III directors will expire at the annual meeting of stockholders in 2023. At each annual meeting of stockholders of the

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Corporation the successors of that class of directors whose term expires at that meeting will be elected to hold office in accordance with this Article V, Section 1(c) for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until the expiration of the term of such class and until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.
(d)   Written Ballot Not Required.   Unless and except to the extent that the Amended and Restated Bylaws of the Corporation (the “Bylaws”) so require, the election of directors of the Corporation need not be written by ballot.
(e)   Removal:   Subject to the rights of the holders of one or more series of Preferred Stock with respect to such series of Preferred Stock and the rights granted pursuant to the Stockholders Agreement, any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors (the “Voting Stock”), represented in person or by proxy at a meeting for the election of directors duly called pursuant to the Bylaws.
(f)   Vacancies:   Subject to applicable law, the rights of the holders of shares of one or more series of Preferred Stock with respect to such series of Preferred Stock, and the rights granted pursuant to the Stockholders Agreement, any vacancies on the Board resulting from death, disability, resignation, retirement, disqualification or removal from office of a director or from any other cause, or any newly created directorships that increase the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation or removal. If the number of directors is changed, any increase or decrease shall be apportioned among the classes as determined by a majority of the Board so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship shall hold office for the remaining term of that class until such director’s successor is duly elected and qualified (or until such director’s earlier death, resignation or removal), but in no case shall a decrease in the number of directors shorten the term of any incumbent director.
(g)   In addition to the powers and authority herein or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Second Amended and Restated Certificate of Incorporation and the Bylaws; provided, however, that no Bylaws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such Bylaws had not been adopted.
ARTICLE VI
STOCKHOLDERS
Section 1.   Subject to the special rights of the holders of one or more series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation, and may not be effected by any consent in writing by such stockholders, provided, however, that the taking of any action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting if such action and the taking of such action by written consent of stockholders in lieu of a meeting have each been expressly approved in advance by the Board.
Section 2.   Except as otherwise required by law and subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by (i) an officer of the Corporation pursuant to a resolution adopted by a majority of the Board then in office; (ii) the chairperson of the Board; or (iii) the chief executive officer of the Corporation.
Section 3.   No stockholder of the Corporation shall be entitled to exercise any right of cumulative voting.

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ARTICLE VII
LIABILITY AND INDEMNIFICATION
Section 1.   Right to Indemnification of Directors and Officers.   The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.
Section 2.   Prepayment of Expenses of Directors and Officers.   The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VII or otherwise.
Section 3.   Claims by Directors and Officers.   If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.
Section 4.   Indemnification of Employees and Agents.   The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.
Section 5.   Advancement of Expenses of Employees and Agents.   The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.
Section 6.   Non-Exclusivity of Rights.   The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Second Amended and Restated Certificate of Incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.
Section 7.   Other Indemnification.   The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership,

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limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.
Section 8.   Insurance.   The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (ii) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.
Section 9.   Amendment or Repeal.   Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.
Section 10.   Severability.   If any provision or provisions of this Article VII shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (i) the validity, legality, and enforceability of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.
Section 11.   Contract Rights.   The rights provided to Indemnified Persons pursuant to this Article VII shall be contract rights and such rights shall continue as to an Indemnified Person who has ceased to be a director, officer, agent or employee and shall inure to the benefit of such Indemnified Person’s heirs, executors and administrators.
Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.
ARTICLE VIII
BUSINESS OPPORTUNITY
Section 1.
(a)   In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of the Stockholder Parties and their Affiliates (each, as defined in this Article VIII, and together, the “Identified Persons”) may serve as directors of the Corporation and (ii) the Identified Persons may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Identified Persons and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
(b)   No Identified Persons shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (ii) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right

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to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates.
(c)   Without limiting the foregoing renunciation in Section 1(a) hereof, the Corporation on behalf of itself and its subsidiaries (i) acknowledges that the Stockholder Parties are in the business of making investments in, and have or may have investments in, other businesses that may be similar to and that may compete with the businesses of the Corporation and its subsidiaries (“Competing Businesses”) and (b) agrees that the Stockholder Parties shall have the unfettered right to make investments in or have relationships with other Competing Businesses independent of their investments in the Corporation.
(d)   In addition to and notwithstanding the foregoing provisions of this Article VIII, a potential corporate opportunity shall not be deemed to be a corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.
(d)   Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of an Identified Person with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption.
(e)   For purposes of this Article VIII, “Affiliate” shall mean (a) in respect of any Stockholder Party, any person that, directly or indirectly, is controlled by a Stockholder Party, controls a Stockholder Party or is under common control with a Stockholder Party and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a non-employee Director, any person that, directly or indirectly, is controlled by such non-employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any person that, directly or indirectly, is controlled by the Corporation.
(f)   For purposes of this Article VIII, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(g)   For the purposes of this Article VIII, “Stockholder Party” shall mean a party to the Stockholders Agreement dated [•], by and among the Corporation and certain stockholders of the Corporation.
(h)   To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VIII.
ARTICLE IX
EXCLUSIVE FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time) or (iv) any action, suit or

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proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
ARTICLE X
BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, make, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of a majority of the Board then in office shall be required to adopt, amend, alter or repeal the Bylaws.
ARTICLE XI
AMENDMENTS
Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2∕3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required (i) to amend or repeal, or adopt any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with Articles IV, V, VI, VII, VIII, IX, X, and this Article XI, or (ii) for stockholders of the Corporation to amend or repeal, or adopt any provision of the Bylaws.
ARTICLE XII
To the fullest extent permitted by applicable law, if any provision of this Second Amended and Restated Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Second Amended and Restated Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Second Amended and Restated Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. To the fullest extent permitted by applicable law, the balance of this Second Amended and Restated Certificate of Incorporation shall be enforceable in accordance with its terms.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this [•] day of [•], 2020.
CARLOTZ, INC.
By:
/s/ [•]

[•]
[•]

EXHIBIT B
AMENDED AND RESTATED BYLAWS
OF
CARLOTZ, INC.
(a Delaware Corporation)

i

ii

AMENDED AND RESTATED BYLAWS OF
CARLOTZ, INC.
ARTICLE I
CORPORATE OFFICES
1.1
Registered Office

The address of the registered office of Carlotz, Inc. (the “Corporation”) is 251 Little Falls Drive, in the City of Wilmington, Delaware, County of New Castle, State of Delaware, 19808. The name of its registered agent of the Corporation at that address is Corporation Service Company.
1.2
Other Offices

The Corporation may have additional offices at any place or places where the Corporation is qualified to do business, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
2.1
Place of Meetings

All meetings of the stockholders of the Corporation (the “stockholders”) shall be held at such place, if any, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
2.2
Annual Meeting

The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such hour as shall from time to time be fixed by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.
2.3
Special Meeting

Except as otherwise required by law or the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), and subject to the rights of holders of any outstanding series of Preferred Stock of the Corporation (the “Preferred Stock”), special meetings of the stockholders of the Corporation may be called only by (i) an officer of the Corporation pursuant to a resolution adopted by a majority of the Board then in office; (ii) the chairperson of the Board; or (iii) the chief executive officer of the Corporation (the “CEO”). Only such business as is specified in the Corporation’s notice of any special meeting of stockholders shall come before such meeting. The Board may postpone, reschedule or cancel any such meeting. Business transacted at any such meeting shall be limited to the purpose(s) stated in the notice (or any supplement thereto) given by or at the direction of the Board.
2.4
Notice of Stockholders’ Meetings

Except as otherwise required by law or as provided in these amended and restated bylaws (the “Bylaws”) or the Certificate of Incorporation, notice, including by electronic transmission in the manner provided by the DGCL of date, time and place (if any) or means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, of all meetings of stockholders shall be in writing and shall be given to each stockholder entitled to notice of such meeting in accordance with Section 2.5 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. In the case of a special meeting of stockholders, the notice shall state the purpose or purposes for which the meeting is called.

2.5
Manner of Giving Notice; Affidavit of Notice

Notice to stockholders may be given by personal delivery, mail, or, with the consent of the stockholder entitled to receive notice, by facsimile or other means of electronic transmission. If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder’s address as it appears in the records of the Corporation and shall be deemed given when deposited in the United States mail. Notice given by electronic transmission pursuant to this Section 2.5 shall be deemed given: (i) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that notice has been given pursuant to this Section 2.5 shall, in the absence of fraud, be prima facie evidence of the facts stated therein. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the “householding” rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 233 of the DGCL.
2.6
Quorum

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Except as otherwise required by applicable law, by the Certificate of Incorporation, or by these Bylaws, where a separate vote by one or more series or classes of capital stock of the Corporation is required, the holders of a majority of the voting power of the shares of such one or more series or classes of capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) the holders of a majority of the voting power of the shares of capital stock of the Corporation entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting to another place (if any), date or time, without notice other than as specified in Section 2.7.
2.7
Adjourned Meeting; Notice

When an annual or special meeting of stockholders is adjourned to another time or place, if any, date or time, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the date, time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person, or by remote communication, if applicable, and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.
2.8
Conduct of Business

(i)   At each meeting of the stockholders, the chairperson of the Board, or, in the absence of the chairperson of the Board, the CEO, or in the absence of the chairperson of the Board and the CEO, such

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person as shall be selected by the Board, shall act as chairperson of the meeting. The order of business at each such meeting shall be as determined by the chairperson of the meeting. The chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.
(ii)   The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate, provided such rules and regulations are not inconsistent with any other provision of these Bylaws, the Certificate of Incorporation or applicable law. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting (whether or not a quorum is present), to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, among other things, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) restrictions on the dissemination of solicitation materials and use of audio or visual recording devices at the meeting; and (vi) limitations on the time allotted to questions or comments by participants and on stockholder proposals. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
(iii)   The chairperson of any meeting of stockholders shall have the power and duty to determine all matters relating to the conduct of the meeting, including determining whether any nomination or item of business has been properly brought before the meeting in accordance with these Bylaws (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made or proposal solicited or is part of a group that solicited or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.13(i)(c)(3)(I)). If the chairperson of the meeting determines and declares that any nomination or item of business has not been properly brought before a meeting of stockholders, then such nomination shall be disregarded and such business shall not be transacted or considered at such meeting. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chairperson of the meeting shall act in his or her absolute discretion, and his or her rulings shall not be subject to appeal.
2.9
Voting

Except as may be otherwise provided by law or by the Certificate of Incorporation, each stockholder of record of any series of Preferred Stock shall be entitled at each meeting of the stockholders to such number of votes, if any, for each share of such stock as may be fixed in the Certificate of Incorporation (or relevant Certificate of Designation) or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, and each stockholder of record of Class A Common Stock of the Corporation (the “Common Stock”) shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
At each meeting of stockholders, each stockholder having the right to vote shall be entitled to vote in person, by remote communication (if applicable), or by proxy. Each stockholder shall be entitled to vote each share of stock that has voting power and is registered in such stockholder’s name on the books of the Corporation on the record date fixed for determination of stockholders entitled to vote at such meeting.

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Directors shall be elected by a plurality in voting power of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors, and except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, all other matters shall be determined by the affirmative vote of the holders of a majority of the voting power of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter.
2.10
Record Date for Stockholder Meetings and Other Purposes

Except as otherwise required by applicable law, in order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and, in the case of determining stockholders entitled to notice of or to vote at any meeting of stockholder or any adjournment thereof, which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor in the case of any other action, more than sixty (60) days prior to such other action; provided, that the Board may determine, at the time it fixes the record date for notice of any meeting of stockholders, that a later date on or before the date of the meeting shall be the date for making a determination as to which stockholders will be entitled to vote at any such meeting of stockholders. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Except as otherwise required by applicable law, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
Unless determined by the chairperson of the meeting to be advisable, the vote on any matter, including, without limitation, the election of directors, need not be by written ballot. On a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, and shall state the number of shares voted and such other information as may be required under the procedure established for the meeting or otherwise by the chairperson of the meeting.
2.11
Proxies

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by applicable law filed with the secretary, but, no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Execution of a proxy may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee, or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means including, but not limited to, by manual signature, typewriting, facsimile or electronic transmission or otherwise. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. Proxies need not be filed with the secretary until the meeting is called to order, but shall be filed before being voted. A stockholder may also authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission or electronic transmission to the person or persons who will be the holder of the proxy or to an agent of the proxyholder(s) duly authorized by such proxyholder(s) to receive such transmission; provided, however, that any such writing or electronic transmission must either set forth or be submitted with information from which it can be determined that the writing or electronic transmission was authorized by the stockholder. If it is determined that any such writing or electronic transmission is valid, the inspectors or, if there are no inspectors, such other persons making that determination, shall specify the information upon which they relied. Any copy, facsimile telecommunication, or other reliable reproduction of a writing or electronic

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transmission authorizing a person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or electronic transmission could be used; provided, however, that such copy, facsimile telecommunication, or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission. Except as otherwise provided therein, a proxy that entitles the agent authorized thereby to vote at a meeting of stockholders shall entitle such agent to vote at any adjournment or postponement of such meeting but shall not be valid after final adjournment of such meeting.
2.12
Maintenance and Inspection of Records

(i)   The Corporation shall, either at its principal executive offices or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class or series of shares of capital stock of the Corporation held by each stockholder, a copy of these Bylaws as amended to date, accounting books, minutes of all meetings of its stockholders, the Board and any committees thereof, a record of all actions taken by the Board or any committees thereof without a meeting and other records.
(ii)   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by applicable law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.12 or to vote in person or by proxy at any meeting of stockholders.
(iii)   Except to the extent otherwise required by law, or by the Certificate of Incorporation, or by these Bylaws, the Board shall determine from time to time whether and, if allowed, when and under what conditions and regulations the stock ledger, books, records, and accounts of the Corporation, or any of them, shall be open to inspection by the stockholders and the stockholders’ rights, if any, in respect thereof. Except as otherwise provided by law, the stock ledger shall be the only evidence of the identity of the stockholders entitled to examine the stock ledger, the books, records, or accounts of the Corporation.
2.13
Notice of Stockholder Business and Nominations; Director Qualifications

(i)   (a)    At any annual meeting of stockholders, only such nominations of persons for election to the Board shall be made, and only such other business shall be conducted or considered, as have been properly brought before the meeting. To be properly brought before an annual meeting of stockholders, nominations of persons for election or re-election to the Board or other business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board; (2) otherwise properly brought before the meeting by or at the direction of the Board; or (3) otherwise properly brought before the meeting by a stockholder in accordance with clauses (b), (c) and (d) of this Section 2.13(i) (clause (c) being the exclusive means for a stockholder to bring nominations or other business before an annual meeting of stockholders, other than business properly included in the Corporation’s proxy materials pursuant to

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Rule 14a-8 under the Exchange Act). The provisions of this Section 2.13(i) and the following Section 2.13(ii) apply to all nominations of persons for election to the Board and other business proposed to be brought before a meeting.
   (b) For nominations of any person for election or re-election to the Board or other business to be properly brought before an annual meeting of stockholders by a stockholder, (1) the stockholder must have given timely notice thereof in writing to the secretary, which notice must also fulfil the requirements of clause (c) of this Section 2.13(i); (2) the subject matter of any proposed business must be a matter that is a proper subject matter for stockholder action at such meeting; and (3) the stockholder must be a stockholder of record of the Corporation at the time the notice required by this Section 2.13(i) is delivered to the Corporation and must be entitled to vote at the meeting.
   (c) To be considered timely notice, a stockholder’s notice must be received by the secretary at the principal executive office of the Corporation not earlier than the opening of business one hundred and twenty (120) days before, and not later than the close of business ninety (90) days before, the first anniversary of the date of the preceding year’s annual meeting of stockholders. If no annual meeting of stockholders was held in the previous year, or if the date of the applicable annual meeting of stockholders has been changed by more than thirty (30) days from the date of the previous year’s annual meeting of stockholders, then a stockholder’s notice, in order to be considered timely, must be received by the secretary at the principal executive offices of the Corporation not earlier than the opening of business one hundred and twenty (120) days before the date of such annual meeting of stockholders, and not later than the close of business on the later of (x) ninety (90) days prior to the date of such annual meeting of stockholders; and (y) the 10th day following the day on which public announcement of the date of such annual meeting of stockholders was first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders or of a new record date for an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth the following information (and, if such notice relates to the nomination of any person for election or re-election as a director of the Corporation, the questionnaire, representation and agreement required by the following Section 2.13(ii) must also be delivered with and at the same time as such notice):
(1)   as to each person whom the stockholder proposes to nominate for election as a director, (A) all information relating to such person that is required to be disclosed in accordance with Regulation 14A under the Exchange Act, whether in a solicitation of proxies for the election of directors in an election contest or otherwise, and such other information as may be required by the Corporation pursuant to any policy of the Corporation governing the selection of directors and publicly available (whether on the Corporation’s website or otherwise) as of the date of such notice; (B) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (C) a description of all agreements, arrangements or understandings between the stockholder or any beneficial owner on whose behalf such nomination is made, or their respective affiliates, and each nominee or any other person or persons (naming such person or persons) in connection with the making of such nomination or nominations;
(2)   as to any other business the stockholder proposes to bring before the meeting, (A) a brief description of such business; (B) the text of the proposal to be voted on by stockholders (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); (C) the reasons for conducting such business at the meeting; and (D) a description of any direct or indirect material interest of the stockholder or of any beneficial owner on whose behalf the proposal is made, or their respective affiliates, in such business, and all agreements, arrangements and understandings between such stockholder or any such beneficial owner or their respective affiliates and any other person or persons (naming such person or persons) in connection with the proposal of such business;
(3)   as to the stockholder giving the notice and each beneficial owner, if any, on whose behalf the business is proposed or nomination is made (each, a “Party”), (A) the name and address of such Party (in the case of each stockholder, as they appear on the Corporation’s books and records); (B) the class or series and number of shares of capital stock or other securities of the Corporation that are owned, directly or indirectly, beneficially or held of record by such Party or any of its affiliates (naming

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such affiliates); (C) a description of any agreement, arrangement or understanding (including any swap or other derivative or short position, profit interest, option, warrant, convertible security, stock appreciation or similar right with exercise or conversion privileges, hedging transactions, pledges, rehypothecations, share-based financings or margin loans, and securities lending or borrowing arrangement) to which such Party or any of its affiliates or associates and/or any others acting in concert with any of the foregoing is, directly or indirectly, a party as of the date of such notice (x) with respect to shares of capital stock or other securities of the Corporation or (y) the effect or intent of which is to transfer to or from any such person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, mitigate loss to, manage the potential risk or benefit of security price changes (increases or decreases) for, or increase or decrease the voting power of any such person with respect to securities of the Corporation or which has a value derived in whole or in part, directly or indirectly, from the value (or change in value) of any securities of the Corporation, in each case whether or not subject to settlement in the underlying security of the Corporation (each such agreement, arrangement or understanding, a “Disclosable Arrangement”), specifying in each case (I) the effect of such Disclosable Arrangement on voting or economic rights in securities in the Corporation, as of the date of the notice and (II) any changes in such voting or economic rights which may arise pursuant to the terms of such Disclosable Arrangement; (D) a description of any proxy, agreement, arrangement, understanding or relationship between or among such Parties, any of their respective affiliates or associates, and/or any others acting in concert with any of the foregoing with respect to the nomination or proposal and/or the voting, directly or indirectly, of any shares or any other security of the Corporation; (E) any rights to dividends on the shares of capital stock of the Corporation owned, directly or indirectly, beneficially by such Party that are separated or separable from the underlying shares of capital stock of the Corporation; (F) any proportionate interest in shares of capital stock of the Corporation or Disclosable Arrangements held, directly or indirectly, by a general or limited partnership or limited liability company in which such Party is a general partner or managing member or, directly or indirectly, beneficially owns an interest in a general partner or managing member; (G) any performance-related fees that such Party is directly or indirectly entitled to be based on any increase or decrease in the value of shares of capital stock of the Corporation or Disclosable Arrangements, if any, as of the date of such notice, including any such interests held by members of such Party’s immediate family sharing the same household; (H) a representation that the stockholder is a holder of record of shares of capital stock of the Corporation at the time of the giving of the notice, is entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination; (I) a representation as to whether such Party intends, or is part of a group which intends, (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares of capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination; (J) any other information relating to such Party required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Regulation 14(a) of the Exchange Act; and (K) a certification regarding whether such Party has complied with all federal, state and other legal requirements in connection with such Party’s acquisition of shares of capital stock or other securities of the Corporation;
(4)   an undertaking by each Party to notify the Corporation in writing of any change in the information previously disclosed pursuant to clauses (1), (2) and (3) of this Section 2.13(i) as of the record date for determining stockholders entitled to receive notice of such meeting and as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, by written notice received by the secretary at the principal executive offices of the Corporation not later than five (5) days following such record date and not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof, and thereafter by written notice so given and received within two (2) business days of any change in such information (and, in any event, by the close of business on the day preceding the meeting date); and
(5)   the Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such nominee under the Exchange Act and the rules or regulations of any stock exchange applicable to the Corporation. In addition, a stockholder

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seeking to nominate a director candidate or bring another item of business before the annual meeting of stockholders shall promptly provide any other information reasonably requested by the Corporation.
   (d) Notwithstanding anything in clause (c) of Section 2.13(i) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting of stockholders is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice required by Section 2.13(i) shall also be considered timely, but only with respect to nominees for the additional directorships, if it is received by the secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation (it being understood that such notice must nevertheless comply with the requirements of clause c of this Section 2.13(i).
(ii)   To be eligible to be a nominee for election or re-election by the stockholders as a director of the Corporation or to serve as a director of the Corporation, a potential nominee and the nominating stockholder must deliver (not later than the deadline prescribed for delivery of notice under clause (c) or (d), as applicable, of Section 2.13(i)) to the secretary a written questionnaire with respect to the background and qualifications of such potential nominee and the background and other relevant facts about the nominating stockholder and each other person on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary upon written request) and a written representation and agreement (in the form provided by the secretary upon written request) that, among other matters, such potential nominee: (a) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how such potential nominee, if elected as a director, will act or vote on any issue or question that has not been disclosed in such questionnaire; (b) is not and will not become a party to any agreement, arrangement or understanding with any person other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in such questionnaire; (c) would be in compliance, if elected or re-elected as a director, and will comply with, applicable law and all corporate governance, conflict of interest, confidentiality and other policies and guidelines of the Corporation applicable to directors generally and publicly available (whether on the Corporation’s website or otherwise) as of the date of such representation and agreement; and (d) intends to serve as a director for the full term for which such person is standing for election.
(iii)   Only such business shall be conducted at a special meeting of stockholders as has been specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board pursuant to Section 2.4. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in Section 2.13(i)(c) is delivered to the secretary, who is entitled to vote at the meeting and upon such election and who complies with the requirements set forth in Sections Section 2.13(i)(c) and 2.13(ii) as if such requirements referred to such special meeting of stockholders; provided, however, that to be considered timely notice under this clause (iii), a stockholder’s notice must be received by the secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which public announcement of the date of such special meeting was first made. This clause (iii) shall be the exclusive means for a stockholder to make nominations or other business proposals before a special meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation’s notice of meeting).
(iv)   Only such persons who are nominated for election or re-election as a director of the Corporation in accordance with the procedures, and who meet the other qualifications, set forth in Section 2.13 (i) and (ii) shall be eligible to stand for election as directors and only such business shall be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in these Bylaws.
(v)   Without limiting the applicability of the foregoing provisions of this Section 2.13, a stockholder who seeks to have any proposal or potential nominee included in the Corporation’s proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Exchange Act. Except for the immediately preceding sentence, nothing in this

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Section 2.13 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act; or (b) the holders of any outstanding class or series of Preferred Stock, voting as a class separately from the holders of Common Stock, to elect directors pursuant to any applicable provisions of such series of Preferred Stock or the Certificate of Incorporation. Subject to Rule 14a-8 under the Exchange Act, nothing in these Bylaws shall be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Corporation’s proxy statement any nomination of director or directors or any other business proposal.
(vi)   For purposes of this Section 2.13, “public announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or that is generally available on internet news sites or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
2.14
Requirement to Appear

Notwithstanding anything to the contrary contained in Section 2.13 if a stockholder that has provided timely notice of a nomination or item of business in accordance with Section 2.13 (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders to present such nomination or item of business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.14, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
2.15
Inspectors of Election

Before any meeting of stockholders, the Corporation shall appoint one or more inspectors of election to act at the meeting or any adjournment thereof and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a person to fill that vacancy. Such inspectors shall:
(i)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii)   count all votes or ballots;
(iii)   count and tabulate all votes;
(iv)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v)   certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
2.16
Remote Communication

For the purposes of these Bylaws, if authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders may, by means of remote communication:
(i)   participate in a meeting of stockholders; and

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(ii)   be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (b) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
ARTICLE III
DIRECTORS
3.1
Powers

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction of the Board.
3.2
Number of Directors

Subject to the Certificate of Incorporation and the applicable provisions of the Stockholders Agreement dated [•], by and among the Corporation and certain stockholders of the Corporation from time to time party thereto (as the same may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the “Stockholders Agreement”), the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3
Election, Qualification and Term of Office of Directors

(i)   Except as provided in Section 3.4 of these Bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.
(ii)   Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.
(iii)   Unless otherwise specified in the Certificate of Incorporation, elections of directors need not be by written ballot.
3.4
Resignation and Vacancies

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation to the attention of the secretary. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless such resignation specifies otherwise. Unless otherwise provided in the Certificate of Incorporation or these Bylaws and subject to the applicable provisions of the Stockholders Agreement, when one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section 3.4 in the filling of other vacancies.
Unless otherwise provided in the Certificate of Incorporation or these Bylaws and subject to the applicable provisions of the Stockholders Agreement, vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the term of the class, if any, to which

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the director is appointed and until such director’s successor shall have been elected and qualified. A vacancy in the Board shall be deemed to exist under these Bylaws in the case of the death, removal or resignation of any director.
3.5
Place of Meetings; Meetings by Telephone

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.
3.6
Regular Meetings

Regular meetings of the Board may be held without notice at such time and on such date or dates and at such place or places (if any) as shall from time to time be determined by the Board. A notice of any such regular meetings, the time, date or place of which has been so determined, shall not be required.
3.7
Special Meetings; Notice

Special meetings of the Board for any purpose or purposes shall be held at the call of the chairperson at such times and places (if any), within or without the State of Delaware, as he or she shall designate, upon notice to each director in accordance with this Section 3.7. Special meetings may also be called by a majority of the Board or the secretary, at the direction of the chairperson or a majority of the Board.
Notice of the date, time and place (if any) of special meetings of the Board may be:
(i)   delivered personally by hand, by courier service (including, without limitation, FedEx and United Parcel Service) or by telephone;
(ii)   sent by United States Postal Services (“USPS”) first-class mail, postage prepaid;
(iii)   sent by facsimile or electronic mail (directed to the electronic mail address at which the director has consented to receive notice); or
(iv)   sent by other means of electronic transmission, directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission pursuant to which the director has consented to receive notice, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by USPS first-class mail, it shall be deposited in the USPS mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8
Quorum

At all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

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3.9
Board Action by Written Consent without a Meeting

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee provided, however, that such electronic transmission or transmissions must either set forth or be submitted with information from which it can be determined that the electronic transmission or transmissions were authorized by the director. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Action taken under this Section 3.9 is effective when the last director delivers their signed consent, unless the consent specifies a different effective time in accordance with applicable law. A consent signed and delivered under this Section 3.9 has the effect of a meeting vote and may be described as such in any document.
Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.
3.10
Rules and Regulations

The Board may adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Corporation as it may deem proper, and as are not inconsistent with the DGCL, the Certificate of Incorporation or these Bylaws.
3.11
Fees and Compensation of Directors

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.
ARTICLE IV
COMMITTEES
4.1
Committees of Directors

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. Subject to any applicable provisions in the Stockholders Agreement, all members of any committee of the Board shall serve at the pleasure of the Board. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, (ii) adopt, amend or repeal any bylaw of the Corporation or (iii) take any action or assume any authority otherwise prohibited by applicable law (including the rules and regulations of any stock exchange applicable to the Corporation).
4.2
Committee Procedure

Except as otherwise determined by the Board or provided by these Bylaws, each committee of the Board shall adopt its own rules governing the time, place, and method of holding its meetings and the

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conduct of its proceedings and shall meet as provided by such rules or by resolution of the Board. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
4.3
Meetings and Actions of Committees

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i)   Section 3.5 Place of Meetings; Meetings by Telephone;
(ii)   Section 3.6 Regular Meetings;
(iii)   Section 3.7 Special Meetings; Notice;
(iv)   Section 3.8 Quorum;
(v)   Section 3.9 Board Action by Written Consent without a Meeting; and
(vi)   Section 7.16 Waiver of Notice.
with such changes in the context of these Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:
(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii)   special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii)   the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.
ARTICLE V
OFFICERS
5.1
Officers

The officers of the Corporation shall include a CEO, secretary and a chief financial officer (“CFO”). The Corporation may also have, at the discretion of the Board, a chairperson of the Board, a vice chairperson of the Board, a president, a treasurer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws as the Board may from time to time deem appropriate or necessary. Any number of offices may be held by the same person. Each officer of the Corporation shall hold office for such term as may be prescribed by the Board and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No officer need be a stockholder or director of the Corporation.
5.2
Appointment of Officers

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.
5.3
Subordinate Officers

The Board may appoint, or empower the CEO or, in the absence of a CEO, the president, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

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5.4
Removal and Resignation of Officers

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board then in office at any regular or special meeting of the Board (or by unanimous written consent in accordance with these Bylaws and applicable law) or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board or the chairperson provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board may fill the pending vacancy before the effective date if the Board provides that the successor shall not take office until the effective date. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5
Vacancies in Offices

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.
5.6
Chief Executive Officer

Subject to such supervisory powers, if any, as may be given by the Board to the chairperson, if any, the CEO (if such an officer is appointed) shall, subject to the control of the Board, have general supervision, direction, and control of the business and the officers of the Corporation and shall report directly to the Board. He or she shall have the general powers and duties of management usually vested in the office of CEO of a corporation and shall have such other powers and duties as may be prescribed by the Board or these Bylaws.
5.7
President

The Board may, but is not obligated to, appoint a president. Subject to such supervisory powers, if any, as may be given by the Board to the chairperson (if any) or the CEO, the president, if appointed, shall perform such senior duties as he or she may agree with the CEO (if the position is held by an individual other than the CEO) or as may be prescribed by the Board or these Bylaws.
5.8
Secretary

The secretary shall keep or cause to be kept, at the principal executive office of the Corporation or such other place as the Board may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors’ meetings or committee meetings, the number of shares present or represented at stockholders’ meetings, and the proceedings thereof.
The secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, as determined by resolution of the Board, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.
The secretary shall see that all notices required to be given by the Corporation are duly given and served, as required to be given by law or by these Bylaws. He or she shall be the custodian of the seal of the Corporation, if one be adopted, in safe custody and when deemed necessary shall affix the seal or cause it to be affixed to all certificates of stock, if any of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws.

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The secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall have such other powers and perform such other duties as he or she may agree with the CEO or as the Board may from time to time determine.
5.9
Chief Financial Officer

The CFO shall perform all the powers and duties of the office of the CFO and in general have overall supervision of the financial operations of the Corporation. The CFO shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the CEO and shall have such other powers and perform such other duties as may be prescribed by the Board or by these Bylaws.
5.10
Vice Presidents

Any vice president shall have such powers and duties as shall be prescribed by his or her superior officer or the Board. A vice president shall, when requested, counsel with and advise the officers of the Corporation and shall perform such other duties as he or she may agree with the CEO or as the Board may from time to time determine. A vice president need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.
5.11
Treasurer

The treasurer shall supervise and be responsible for all the funds and securities of the Corporation; the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation; borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party; the disbursement of funds of the Corporation and the investment of its funds; and in general shall perform all of the duties incident to the office of the treasurer. The  reasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the CEO or the CFO or as the Board may from time to time determine.
5.12
Assistant Treasurers and Assistant Secretaries

Any assistant treasurers and assistant secretaries shall perform such duties as shall be assigned to them by the Board or by the CEO, the CFO, the treasurer or the secretary. An assistant treasurer or assistant secretary need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.
5.13
Representation of Shares of Other Corporations

The chairperson of the Board, the CEO, the president, any vice president, the treasurer, the secretary or assistant secretary of this Corporation, or any other person authorized by the Board, the CEO, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or other ownership interests of any other corporation or corporations or other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.14
Authority and Duties of Officers

In addition to the foregoing authority and duties, all officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

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ARTICLE VI
RECORDS
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL; (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL; and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code.
ARTICLE VII
GENERAL MATTERS
7.1
Execution of Corporate Contracts and Instruments

The Board, except as otherwise provided in these Bylaws, shall designate the officers, employees and agents of the Corporation who shall have power to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such delegation may be by resolution or otherwise and the authority granted shall be general or confined to specific matters, all as the Board or any such committee may determine. In the absence of such designation referred to in the first sentence of this Section 7.1, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.
7.2
Checks

From time to time, the Board shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.
7.3
Reliance upon Books, Reports and Records

A member of the Board, or a member of any committee designated by the Board, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
7.4
Stock Certificates

The shares of the Corporation may be certificated or uncertificated, as may be provided by the Board. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chairperson or vice chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

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7.5
Special Designation on Certificates

(i)   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, if any, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
(ii)   Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a), 218(a), or 364 of the DGCL or with respect to Section 151 of the DGCL a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by applicable law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.
7.6
Lost Certificates

Except as provided in this Section 7.6, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may, subject to Section 167 of the DGCL, determine the conditions upon which to issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.7
Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided that the use of such system by the Corporation is permitted in accordance with applicable law.
7.8
Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular and the term “person” includes both a corporation, natural person, limited liability company, partnership, joint venture, trust, unincorporated association or other legal entity. The titles of the sections and subsections have been inserted as a matter of reference only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.
7.9
Dividends

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

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7.10
Fiscal Year

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.
7.11
Seal

The Corporation may adopt a corporate seal, which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
7.12
Transfer of Stock

Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate Person or Persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. Subject to any restrictions on transfers, upon receipt of proper transfer instructions from the registered owner of uncertificated shares, the transaction shall be recorded upon the books of the Corporation, and the Corporation shall send to the registered transferee a written notice containing the information required by Section 151(f) of the DGCL. A record shall be made of each transfer and whenever a transfer is made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer or uncertificated shares are requested to be transferred, both the transferor and transferee request the Corporation to do so.
7.13
Stock Transfer Agreements

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
7.14
Registered Stockholders.

The Corporation:
(i)   shall be entitled to recognize the exclusive right of a person registered on its stock ledger as the owner of shares to receive dividends and to vote as such owner;
(ii)   shall be entitled to hold liable for calls and assessments the person registered on its stock ledger as the record owner of shares; and
(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
7.15
Facsimile Signature

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof
7.16
Waiver of Notice

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such

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meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.
ARTICLE VIII
AMENDMENTS
Except as otherwise provided by the DGCL, these Bylaws may be altered, amended or repealed only in the manner provided in the Certificate of Incorporation.
ARTICLE IX
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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CARLOTZ, INC.
CERTIFICATE OF AMENDMENT AND RESTATEMENT OF BYLAWS
The undersigned hereby certifies that she is the duly elected, qualified, and acting secretary of CarLotz, Inc., a Delaware corporation, and that the foregoing Bylaws were approved on [•], effective as of [•] by the Corporation’s board of directors.
IN WITNESS WHEREOF, the undersigned has hereunto set her hand this [•] day of [•] 2020.
/s/ [•] [•] [•]

EXHIBIT C
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CARLOTZ SUB, INC.
WHEREAS, the original name of this corporation is CarLotz, Inc. (the “Corporation”) and the date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was March 14, 2011. A Certificate of Amendment of the Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on September 18, 2017;
AND WHEREAS, this Second Amended and Restated Certificate of Incorporation of the Corporation below has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware:
FIRST:   The name of the corporation is CarLotz Sub, Inc. (the “Corporation”).
SECOND:   The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
THIRD:   The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “General Corporation Law”).
FOURTH:   The total number of shares of capital stock which the Corporation shall have authority to issue is 100, all of which shares shall be common stock having a par value per share of $0.01.
FIFTH:   In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, the bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation.
SIXTH:   The Corporation is to have perpetual existence.
SEVENTH:   Subject to the terms of the certificate of incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation.
SEVENTH:   Election of directors need not to be by written ballot.
EIGHTH:   Meetings of stockholders may be held within or without the State of
Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.
NINTH:   The following indemnification provisions shall apply to the persons enumerated below.
1.
Right to Indemnification of Directors and Officers.   The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Ninth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.
2.
Prepayment of Expenses of Directors and Officers.   The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Ninth or otherwise.

3.
Claims by Directors and Officers.   If a claim for indemnification or advancement of expenses under this Article Ninth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.
Indemnification of Employees and Agents.   The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.
Advancement of Expenses of Employees and Agents.   The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.
Non-Exclusivity of Rights.   The rights conferred on any person by this Article Ninth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7.
Other Indemnification.   The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.
Insurance.   The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors,

2

officers and employees under the provisions of this Article Ninth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Ninth.
9.
Amendment or Repeal.   Any repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

Any amendment, repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TENTH:   The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.
[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [•]th day of [•].
By:

   Name: Michael W. Bor
   Title: President & Chief Executive Officer
[Restated Certificate]

EXHIBIT D
BYLAWS
OF
CARLOTZ SUB, INC.
ARTICLE I
Meetings of Stockholders
Section 1.1.   Annual Meetings.   If required by applicable law, an annual meeting of stockholders of CarLotz Sub, Inc. (the “Corporation”) shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors of the Corporation (the “Board of Directors”) from time to time. Any other proper business may be transacted at the annual meeting. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.
Section 1.2.   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.
Section 1.3.   Notice of Meetings.   Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation of the Corporation (as may be amended from time to time, the “Certificate of Incorporation”) or these Bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.
Section 1.4.   Adjournments.   Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.
Section 1.5.   Quorum.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another Corporation, if a majority of the shares entitled to vote in the election of directors of such other Corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.
Section 1.6.   Organization.   Meetings of stockholders shall be presided over by the Chairperson of the Board of Directors, if any, or in his or her absence by the Vice Chairperson of the Board of Directors, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 1.7.   Voting; Proxies.   Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon.
Section 1.8.   Fixing Date for Determination of Stockholders of Record.
(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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(c)   Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
Section 1.9.   List of Stockholders Entitled to Vote.   The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.
Section 1.10.   Action By Written Consent of Stockholders.   Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.
Section 1.11.   Inspectors of Election.   The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the

3

Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.
Section 1.12.   Conduct of Meetings.   The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
ARTICLE II
Board of Directors
Section 2.1.   Number; Qualifications.   The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.
Section 2.2.   Election; Resignation; Vacancies.   At each annual meeting of the stockholders, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation. Unless otherwise provided by law or the Certificate of Incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.
Section 2.3.   Regular Meetings.   Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.
Section 2.4.   Special Meetings.   Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the President, any Vice President, the

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Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least 24 hours before the special meeting.
Section 2.5.   Telephonic Meetings Permitted.   Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.
Section 2.6.   Quorum; Vote Required for Action.   At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these Bylaws or the applicable law otherwise provides (but subject to the terms of any agreement entered into by the Corporation), a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.
Section 2.7.   Organization.   Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, if any, or in his or her absence by the Vice Chairperson of the Board of Directors, if any, or in his or her absence by the President, or in their absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 2.8.   Action by Unanimous Consent of Directors.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.
ARTICLE III
Committees
Section 3.1.   Committees.   The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.
Section 3.2.   Committee Rules.   Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.
ARTICLE IV
Officers
Section 4.1.   Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies.    The Board of Directors shall elect a President and Secretary, and it may, if it so determines, choose a Chairperson of the Board of Directors and a Vice Chairperson of the Board of Directors from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant

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Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.
Section 4.2.   Powers and Duties of Officers.   The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.
Section 4.3.   Appointing Attorneys and Agents; Voting Securities of Other Entities.   Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board of Directors, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other Corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other Corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board of Directors, the President or the Vice President.
ARTICLE V
Stock
Section 5.1.   Certificates.   The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairperson or Vice Chairperson of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.
Section 5.2.   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.   The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
ARTICLE VI
Miscellaneous
Section 6.1.   Fiscal Year.   The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

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Section 6.2.   Seal.   The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.
Section 6.3.   Manner of Notice.   Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the Corporation under any provision of applicable law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice permitted under this Section 6.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.
Section 6.4.   Waiver of Notice of Meetings of Stockholders, Directors and Committees.   Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.
Section 6.5.   Form of Records.   Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.
Section 6.6.   Amendment of Bylaws.   These Bylaws may be altered, amended or repealed, and new Bylaws made, by the Board of Directors, but the stockholders may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.
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Exhibit E
October 21, 2020
Acamar Partners Acquisition Corp..
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131
CarLotz, Inc.
611 Bainbridge Street, Suite 100
Richmond, VA 23220
Re:   Sponsor Letter Agreement
Ladies and Gentlemen:
This letter (this “Sponsor Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Acamar Partners Acquisition Corp., a Delaware corporation (the “Acquiror”), CarLotz, Inc., a Delaware corporation (the “Company”), and Acamar Partners Sub, Inc., a Delaware corporation (the “Merger Agreement”) and hereby amends and restates in its entirety with respect to Acamar Partners Sponsor I LLC, a Delaware limited liability company (the “Sponsor”) that certain letter, dated February 21, 2019, from the Sponsor to the Acquiror (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 11 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. Pursuant to the Merger Agreement (and subject to the terms and conditions set forth therein), Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”).
The Sponsor is currently, and as of the Closing will be, the record owner of all of the (i) outstanding Founder Shares and (ii) outstanding Private Placement Warrants (each, as defined in Acquiror’s final prospectus dated February 22, 2019 (the “Prospectus”)), with Sponsor’s ownership set forth on a chart delivered to Acquiror and the Company on the date hereof (the “Sponsor Ownership Chart”) (the Founder Shares owned by the Sponsor, together with any additional shares of Acquiror Common Stock or Founder Shares (or any securities convertible into or exercisable or exchangeable for Acquiror Common Stock or Founder Shares) in which the Sponsor acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Sponsor’s Covered Shares”).
On the Closing Date, Acquiror will be renamed CarLotz, Inc. and remain listed on the NASDAQ. The renamed public company parent of the Company is herein referred to as “New CarLotz”.
In order to induce the Company and Acquiror to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor hereby agrees with Acquiror (and after the Closing, New CarLotz) and, at all times prior to any valid termination of the Merger Agreement, the Company as follows:
1.   The Sponsor, in its capacity as a stockholder of Acquiror, agrees irrevocably and unconditionally that, at Acquiror Stockholders’ Meeting, at any other meeting of the stockholders of Acquiror (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of Acquiror, the Sponsor shall, and shall cause any other holder of record of any of the Sponsor’s Covered Shares to:
a.   when such meeting is held, appear at such meeting or otherwise cause the Sponsor’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
b.   vote in person, or by proxy (or execute and return an action by written consent), or cause to be voted at such meeting in person, or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Sponsor) in favor of each Voting Matter and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the Transactions; and
c.   vote in person, or by proxy (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor’s Covered Shares against any Acquiror Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of Acquiror under the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Sponsor Letter Agreement.
The obligations of the Sponsor specified in this Section 1 shall apply whether or not the Merger or any other Voting Matter is recommended by the board of directors of Acquiror.
2.   The Sponsor hereby agrees and acknowledges that (i) the underwriters of Acquiror’s initial public offering, Acquiror, after the Closing, New CarLotz, and, prior to any valid termination of the Merger Agreement, the Company would be irreparably injured in the event of a breach by the Sponsor of its obligations under paragraphs 1, 3 and 4 of this Sponsor Letter Agreement (with respect to such underwriters, only such provisions as were contained in the Prior Letter Agreement), (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.
3.   The Sponsor agrees that it shall not Transfer any Founder Shares (or any shares of Acquiror Common Stock issuable upon conversion thereof) until (collectively, the “Founder Shares Lock-up Period”):
a.
with respect to 50% of such Founder Shares or shares of Acquiror Common Stock issuable upon conversion thereof, the earliest of (A) one year after the completion of the Merger, (B) subsequent to the Merger, if the closing trading price of the common stock of New CarLotz (the “New CarLotz Common Stock”) equals or exceeds $12.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz Common Stock) over any twenty (20) Trading Days within any thirty (30) Trading Day period commencing 150 days after the Merger and (C) the date following the completion of the Merger on which a Change of Control with respect to New CarLotz is consummated that will result in the holders of New CarLotz Common Stock receiving a per share price equal to or in excess of the Reference Price (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Acquiror Common Stock or New CarLotz Common Stock after the date of this Agreement).

b.
with respect to 25% of such Founder Shares or shares of Acquiror Common Stock issuable upon conversion thereof, the date on which the closing trading price of the New CarLotz Common Stock has been greater than $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz Common Stock) over any twenty (20) Trading Days within any thirty (30) Trading Day period commencing 150 days after the Merger; and

c.
with respect to 25% of such Founder Shares or shares of Acquiror Common Stock issuable upon conversion thereof, the date on which the closing trading price of the New CarLotz Common Stock has been greater than $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New CarLotz Common Stock) over any twenty (20) Trading Days within any thirty (30) Trading Day period commencing 150 days after the Merger (the “Upper Threshold Date”).

4.   The certificates evidencing the Founder Shares and any shares of Acquiror Common Stock issuable upon the conversion thereof shall be stamped or otherwise imprinted with a legend in substantially the following form:

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THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE SPONSOR LETTER AGREEMENT, DATED AS OF OCTOBER 21, 2020, BY AND AMONG THE HOLDER HEREOF AND THE OTHER PARTIES THERETO.
5.   The Sponsor agrees that it shall not Transfer any Private Placement Warrants (or Acquiror Common Stock issued or issuable upon the conversion or exercise of the Private Placement Warrants), until 30 days after the completion of the Merger (the “Private Placement Warrants Lock-up Period”, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).
6.   Notwithstanding the provisions set forth in paragraphs 3 and 5, Transfers of the Founder Shares, Private Placement Warrants and Acquiror Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor or any of its permitted transferees (that have complied with this paragraph 6), are permitted (a) to Acquiror’s officer or directors, any affiliates and its employees or family member of any of Acquiror’s officers or directors, (b) to any members of the Sponsor or any affiliates of the Sponsor; (c) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) by private sales or transfer made in connection with the consummation of the Merger; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement with Acquiror agreeing to be bound by the transfer restrictions in and other provisions contained in this Agreement; provided, further, that the individuals identified as “Not Subject to Paragraph 3(a)” in the Sponsor Ownership Chart, who collectively will own less than 0.65% of the number of issued and outstanding shares of Acquiror Common Stock immediately after giving effect to the Merger, shall not be subject to the Transfer restrictions set forth in paragraph 3(a).
7.   Forfeiture of Founder Shares.   In the event of the failure to achieve the trading price threshold set forth in Section 3(b) on or prior to the sixty (60) months following the Merger (the first Business Day following the end of such period, the “Forfeiture Date”), or the failure to achieve the trading price threshold set forth in Section 3(c) on or prior to the Forfeiture Date, the portion of the Founder Shares (or Acquiror Common Stock issuable from conversion thereof), the release of the lockup of which is subject to the achievement of the applicable threshold, shall be forfeited and transferred to Acquiror by the holder that Beneficially Owns such Founder Shares (or Acquiror Common Stock issuable from conversion thereof), without any consideration for such Transfer. For the avoidance of doubt, prior to the Forfeiture Date, all of the holders of Founder Shares (or Acquiror Common Stock issuable upon conversion thereof) shall have the right to vote such shares and to receive dividends with respect to such shares.
8.   The Sponsor represents and warrants that it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. The Sponsor represents and warrants that it is not subject to, or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person or (iii) pertaining to any dealings in any securities and it is not currently a defendant in any such criminal proceeding.
9.   Except as disclosed in the Prospectus, neither the Sponsor nor any Affiliate of the Sponsor, nor any director or officer of Acquiror, shall receive from Acquiror any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the Merger, other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the Merger: payment to an affiliate of the Sponsor for office space, administrative support and salaries to be paid to employees of such affiliate for due diligence and related services in connection with Acquiror’s search for a target company (although no salaries or fees will be paid from the monthly fee to members of the Company’s management team) and related support services for a total of $37,000 per month, including

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any accrued but unpaid amounts; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination (including, for the avoidance of doubt, the Merger); and repayment of loans, if any, and on such terms as to be determined by Acquiror from time to time, made by the Sponsor or certain of Acquiror’s officers and directors to finance transaction costs in connection with the Merger, provided, that, if Acquiror does not consummate the Merger, a portion of the working capital held outside the Trust Account may be used by Acquiror to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $2,000,000 of such loans may be convertible into New CarLotz Common Stock and warrants of New CarLotz at a price of $10.00 for each combination of one (1) share and one-third (1/3) warrant. During the period commencing on the date hereof and ending on the earlier of (i) the consummation of the Closing and (ii) the valid termination of the Merger Agreement, the Sponsor agrees not to enter into, modify or amend any Contract between or among the Sponsor or any Affiliate of the Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Sponsor Letter Agreement or (y) the Company’s or Acquiror’s ability to perform or satisfy any obligation under the Merger Agreement.
10.   The Sponsor has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.
11.   As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) “Business Combination” shall mean a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving Acquiror and one or more businesses; (iii) “Founder Shares” shall mean 7,639,330 shares of Class B common stock, par value $0.0001 per share ; (iv) “Private Placement Warrants” shall mean 6,074,310 warrants to purchase Common Stock; (v) “Prospectus” shall mean the registration statement on Form S-1 and prospectus filed by Acquiror with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Public Offering; (vi) “Public Offering” shall mean the underwritten initial public offering of up to 34,500,000 of Acquiror’s units (the “Units”), each comprised of one share of Common Stock and one-third of one warrant; (vii) “Public Stockholders” shall mean the holders of securities issued in the Public Offering; (viii) “Shares” shall mean, collectively, collectively, the shares of Common Stock and the Founder Shares; (ix) “Transfer” shall mean the (a) direct or indirect transfer, sale of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); and (x) “Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Public Offering and the sale of the Private Placement Warrants was deposited.
12.   This Sponsor Letter Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor, the Prior Letter Agreement. This Sponsor Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Acquiror, or after the Closing, New CarLotz and, before the Closing, the Company and the other parties charged with such change, amendment, modification or waiver, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement.

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13.   No party hereto may, except as set forth herein, assign either this Sponsor Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Letter Agreement shall be binding on, and inure to the benefit of, the Sponsor, Acquiror and the Company and their respective successors (including New CarLotz), heirs, personal representatives and assigns and permitted transferees.
14.   This Sponsor Letter Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
15.   This Sponsor Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
16.   This Sponsor Letter Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Letter Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Letter Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Delaware Court of Chancery; provided, however, that if jurisdiction is not then available in the Delaware Court of Chancery, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Letter Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. The prevailing party in any such Action (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
17.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Letter Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 9.02 of the Merger Agreement to the applicable party at its principal place of business.
18.   This Sponsor Letter Agreement shall terminate on the earliest of (a) the consummation of a Change of Control that will result in the holders of New CarLotz Common Stock receiving a per share price equal to or in excess of the Reference Price (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Acquiror Common Stock or New CarLotz Common Stock after the date of this Agreement), (b) the Upper Threshold Date occurring on or before the Forfeiture Date and (c) the Forfeiture Date. In the event of a valid termination of the Merger Agreement, this Sponsor Letter Agreement shall be of no force and effect and shall revert to the Prior Letter Agreement. No such termination or reversion shall relieve the Sponsor, Acquiror or the Company from any obligation accruing, or liability resulting from a breach of this Sponsor Letter Agreement occurring. prior to such termination or reversion.
19.   The Sponsor hereby represents and warrants to Acquiror and the Company as follows: (i) it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Sponsor Letter Agreement and the

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consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor; (ii) this Sponsor Letter Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Letter Agreement, this Sponsor Letter Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iii) the execution and delivery of this Sponsor Letter Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (A) conflict with or result in a violation of the organizational documents of the Sponsor, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon the Sponsor or the Sponsor’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Letter Agreement; (iv) there are no Actions pending against the Sponsor or, to the knowledge of the Sponsor, threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Letter Agreement; (v) except for fees described on Schedule 5.17 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from the Sponsor, Acquiror, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Letter Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of the Sponsor, on behalf of the Sponsor, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vi) the Sponsor has had the opportunity to read the Merger Agreement and this Sponsor Letter Agreement and has had the opportunity to consult with its tax and legal advisors; (vii) the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder; (viii) the Sponsor has good title to all such Founder Shares and Private Placement Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Warrants (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Private Placement Warrants, other than pursuant to (A) this Sponsor Letter Agreement, (B) Acquiror’s certificate of incorporation, (C) the Merger Agreement, (D) the Registration Rights Agreement, or (E) any applicable securities laws; and (ix) the Founder Shares and Private Placement Warrants identified in the Sponsor Ownership Chart are the only Founder Shares or Private Placement Warrants owned of record or Beneficially Owned by the Sponsor as of the date hereof, and none of such Founder Shares or Private Placement Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Warrants, except as provided in this Sponsor Letter Agreement.
20.   If, and as often as, there are any changes in Acquiror, the Founder Shares or the Private Placement Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Letter Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Acquiror, Acquiror’s successor or the surviving entity of such transaction, the Founder Shares and Private Placement Warrants, each as so changed. For avoidance of doubt, such equitable adjustment shall be made to the performance criteria set forth in paragraph 3.
21.   Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.
[signature page follows]

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Sincerely,
ACAMAR PARTNERS SPONSOR I LLC
By:	Name: Title:
By:	Name: Title:
By:	Name: Title:
By:	Name: Title:
By:	Name: Title:

Acknowledged and Agreed:
ACAMAR PARTNERS ACQUISITION CORP.
By:	Name: Title:
Acknowledged and Agreed:
CARLOTZ, INC.
By:	Name: Title:

Exhibit F
STOCKHOLDERS LETTER AGREEMENT
This Stockholders Letter Agreement is dated as of October 21, 2020 and is delivered by TRP Capital Partners, LP, a Delaware limited partnership (“TRP”), Michael Bor, Aaron Montgomery and William Boland and the family trusts set forth on Exhibit A (collectively, the “Founders”, and together with TRP, the “Stockholders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).
BACKGROUND:
WHEREAS, concurrently herewith, Acamar Partners Acquisition Corp. (the “Acquiror”), Acamar Partners Sub, Inc. (the “Merger Sub”), and CarLotz, Inc. (the “Company”), are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”);
WHEREAS, as of the date hereof, the TRP is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) of and is entitled to dispose of and vote 2,034,751 shares of Company Preferred Stock, and the Founders are record and “beneficial owners” of and are entitled to dispose of and vote 1,702,408 Company Common Shares (collectively, the “Owned Shares”; the Owned Shares and any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) in which such Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);
WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement, the Founders and TRP are delivering this Agreement.
NOW, THEREFORE, the parties agree as follows:
AGREEMENTS
1.   Agreement to Vote.   Subject to the earlier termination of this Agreement in accordance with Section 3 and the last paragraph of this Section 1, each Stockholder, in its, his or her capacity as a stockholder of the Company, irrevocably and unconditionally agree that such Stockholder shall, and shall cause any other holder of record of such Stockholder’s Covered Shares to, validly execute and deliver to the Company, on or prior to the third (3rd) Business Day following the date that the consent solicitation statement/prospectus included in the Registration Statement is disseminated to the Company’s stockholders (which shall occur following the date that the Registration Statement becomes effective), the written consent in the form attached hereto as Exhibit B in respect of all of such Stockholder’s Covered Shares. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), each Stockholder, in its, his or her capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, such Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:
(a)   when such meeting is held, appear at such meeting or otherwise cause such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
(b)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Merger and the adoption of the Merger

Agreement, the approval of the Transactions and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Merger Agreement;
(c)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Pre-Closing Company Charter Amendment; and
(d)   vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Stockholder’s Covered Shares against any Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Agreement.
The obligations of any Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Company Board.
2.   No Inconsistent Agreements.   Each Stockholder hereby covenants and agrees that such Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, such Stockholder’s obligations pursuant to this Agreement.
3.   Termination.   This Agreement shall terminate upon the earlier of (i) the Effective Time, and (ii) the termination of the Merger Agreement in accordance with its terms (the earlier such date under clause (i) and (ii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 6 to 10 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any intentional breach of, or actual fraud in connection with, this Agreement prior to such termination.
4.   Representations and Warranties of each Stockholder.   Each Stockholder hereby represents and warrants as to itself as follows:
(a)   Such Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. As of the date hereof, other than the Owned Shares and Company Options, such Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company) or any interest therein.
(b)   such Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Stockholder from satisfying, its, his or her obligations pursuant to this Agreement.
(c)   Such Stockholder (i) that is not an individual, is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its

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organization and has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and (ii) that is an individual, has the legal capacity to, execute, deliver and perform his or her obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(d)   Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement.
(e)   The execution, delivery and performance of this Agreement by such Stockholder do not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of such Stockholder (if such Stockholder is not an individual), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby) compliance with the matters referred to in Section 4(d), under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Merger Agreement.
(f)   As of the date of this Agreement, there is no action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that questions the beneficial or record ownership of such Stockholder’s Owned Shares, the validity of this Agreement or the performance by such Stockholder of its, his or her obligations under this Agreement.
(g)   Such Stockholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.
(h)   No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of such Stockholder, on behalf of such Stockholder.
5.   Entire Agreement.   This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto.

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6.   Assignment.   No party hereto may, except as set forth herein, assign either this Agreement or any of its, his or her rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the parties and their respective successors, heirs, personal representatives and assigns and permitted transferees.
7.   Counterparts.   This Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
8.   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
9.   Governing Law; Jurisdiction; Waiver of Jury Trial.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, , and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this paragraph. The prevailing party in any such action (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
10.   Notices.   Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the Company’s records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when sent by facsimile (receipt confirmed) or delivered personally, five (5) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service.
Each Founder’s address is:
c/o CarLotz, Inc.
611 Bainbridge Street, Suite 100
Richmond, VA 23220
Attn: Michael Bor
E-mail: mbor@carlotz.com

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with a copy (not constituting notice) to:
Troutman Pepper
1001 Haxall Point, Suite 1500
Richmond, VA 23219 Attn: Mason Bayler
E-mail: mason.bayler@troutman.com
TRP’s address is:
380 N. Old Woodward Avenue, Suite 205
Birmingham, MI 48009
Attention: Dave Mitchell
E-mail: dave.mitchell@trpfund.com
with a copy (not constituting notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attn: Valerie Ford Jacob
E-mail: valerie.jacob@freshfields.com
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Letter Agreement on the day and year first above written.
TRP CAPITAL PARTNERS, LP
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

MICHAEL BOR
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

AARON MONTGOMERY
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

WILLIAM BOLAND
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

AARON S. MONTGOMERY 2020 IRREVOCABLE FAMILY TRUST DATED OCTOBER 16, 2020
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

MICHAEL W. BOR 2020 IRREVOCABLE FAMILY TRUST DATED OCTOBER 16, 2020
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

MICHAEL W. BOR 2020 QUALIFIED GRANTOR RETAINED ANNUITY TRUST
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

WILLIAM S. BOLAND 2020 IRREVOCABLE FAMILY TRUST DATED OCTOBER 16, 2020
By:

   Name:
   Title:
[Signature Page to Stockholders Agreement]

Exhibit A
1. Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust Dated October 16, 2020
2. Michael W. Bor Irrevocable Family Trust Dated October 16, 2020
3. Aaron S. Montgomery 2020 Irrevocable Family Trust
4. William S. Boland Irrevocable Family Trust Dated October 16, 2020

Exhibit B
WRITTEN CONSENT IN LIEU OF A MEETING OF STOCKHOLDERS
OF CARLOTZ, INC.

[•], 2020

The undersigned (the “Stockholder”), being the holder of shares of common stock and/or preferred stock of CarLotz, Inc., a Delaware corporation, (the “Company”), acting pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby irrevocably consent to the adoption of the following resolutions in lieu of a meeting with respect to all of the shares of common stock and/or preferred stock held by such Stockholder:
WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of October [•], 2020 (the “Merger Agreement”), by and among Acamar Partners Acquisition Corp. (the “Acquiror”), Acamar Partners Sub, Inc. (the “Merger Sub”), and the Company, a copy of which has been provided to the undersigned Stockholder (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Merger Agreement);
WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, in connection with the Merger, the Company has proposed to adopt an amendment to its Certificate of Incorporation (the “Pre-Closing Company Charter Amendment”), a copy of which has been provided to the undersigned Stockholder;
WHEREAS, the board of directors of the Company has unanimously (i) declared advisable the Merger Agreement and the Transactions (including the Merger and the Pre-Closing Company Charter Amendment) and determined that it is in the best interests of the Company and its stockholders to enter into the Merger Agreement, (ii) approved the Merger Agreement, the Merger, the Pre-Closing Company Charter Amendment and the other Transactions, (iii) resolved to submit the Merger Agreement, the Merger, the Pre-Closing Company Charter Amendment and the other Transactions to the stockholders of the Company for their approval and adoption by written consent and (iv) resolved to recommend adoption of the Merger Agreement and approval of the Merger, the Pre-Closing Company Charter Amendment and the other Transactions by the stockholders of the Company by written consent; and
WHEREAS, pursuant to the DGCL, the Company’s Certificate of Incorporation and the Company’s stockholders agreement, adoption of the Merger Agreement and approval of the Merger requires the affirmative vote or written consent of (i) the Company Stockholders that hold a majority of the issued and outstanding Company Common Shares and Company Preferred Shares (on an as-converted-to-common basis), voting as a single class, and (ii) the Company Preferred Stockholders that hold a majority of the issued and outstanding Company Preferred Shares, voting as a separate class;
WHEREAS, pursuant to the DGCL, the Company’s Certificate of Incorporation and the Company’s stockholders agreement, approval of the Pre-Closing Company Charter Amendment requires the affirmative vote or written consent of the Company Stockholders that hold a majority of the issued and outstanding Company Common Shares and Company Preferred Shares (on an as-converted-to-common basis), voting as a single class;
WHEREAS, the Merger Agreement makes it a condition to the consummation of the Merger that the Supermajority Approval for the Merger Agreement, the Merger and the Pre-Closing Company Charter Amendment is obtained; now, therefore, be it
RESOLVED, that the Merger Agreement is hereby adopted and approved in all respects;
RESOLVED FURTHER, that the Merger is hereby approved in all respects;

RESOLVED FURTHER, that the Pre-Closing Company Charter Amendment is hereby approved in all respects;
RESOLVED FURTHER, that all the other Transactions and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other Transactions are hereby adopted and approved in all respects;
RESOLVED FURTHER, that the undersigned Stockholder hereby votes all of the shares of common stock and/or preferred stock held by such Stockholder in favor of the adoption and approval of the Merger Agreement, the Merger, the Pre-Closing Company Charter Amendment, and the other Transactions.
FURTHER RESOLVED, that the undersigned Stockholder hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.
[Remainder of Page Intentionally Left Blank]
[Signature page follows.]

EXHIBIT G
CARLOTZ, INC.
2020 INCENTIVE AWARD PLAN
ARTICLE 1
PURPOSE
The purpose of the CarLotz, Inc. 2020 Incentive Award Plan (as it may be amended or restated from time to time, the “Plan”) is to promote the success and enhance the value of CarLotz, Inc. (the “Company”) and its Subsidiaries and affiliates by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
ARTICLE 2
DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.
2.1   “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 11. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 11.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.
2.2   “Applicable Accounting Standards” shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.
2.3   “Applicable Law” shall mean any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.
2.4   “Automatic Exercise Date” shall mean, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option Term or Stock Appreciation Right Term that was initially established by the Administrator for such Option or Stock Appreciation Right (e.g., the last business day prior to the tenth anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a ten-year Option Term or Stock Appreciation Right Term, as applicable).
2.5   “Award” shall mean an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, an Other Stock or Cash Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.
2.6   “Award Agreement” shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.
2.7   “Board” shall mean the Board of Directors of the Company.

2.8   “Change in Control” shall mean and includes each of the following:
(a)
A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries; (iii) any acquisition which complies with Sections 2.8(c)(i), 2.8(c)(ii) and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or

(b)
The Incumbent Directors cease for any reason to constitute a majority of the Board; or

(c)
The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)
which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction; and

(ii)
after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii)
after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d)
The date specified by the Board following approval by the Company’s stockholders of a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation
Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any

2

exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
2.9   “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.
2.10   “Committee” shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 11 hereof.
2.11   “Common Stock” shall mean the common stock of the Company, par value $0.0001 per share.
2.12   “Company” shall have the meaning set forth in Article 1.
2.13   “Consultant” shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.
2.14   “Director” shall mean a member of the Board, as constituted from time to time.
2.15   “Director Limit” shall have the meaning set forth in Section 4.6.
2.16   “Dividend Equivalent” shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 9.2.
2.17   “DRO” shall mean a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.
2.18   “Effective Date” shall mean the date the Plan is adopted by the Board, subject to approval by the Company’s stockholders.
2.19   “Eligible Individual” shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.
2.20   “Employee” shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.
2.21   “Equity Restructuring” shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.
2.22   “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
2.23   “Expiration Date” shall have the meaning given to such term in Section 12.1(c).
2.24   “Fair Market Value” shall mean, as of any given date, the value of a Share determined as follows:
(a)
If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market and the Nasdaq Global Select Market), (ii) listed on any national market system or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)
If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a

3

recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or
(c)
If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in its discretion.

2.25   “Greater Than 10% Stockholder” shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).
2.26   “Holder” shall mean a person who has been granted an Award.
2.27   “Incentive Stock Option” shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.
2.28   “Incumbent Directors’ shall mean for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.
2.29   “Non-Employee Director” shall mean a Director of the Company who is not an Employee.
2.30   “Non-Qualified Stock Option” shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.
2.31   “Option” shall mean a right to purchase Shares at a specified exercise price, granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.
2.32   “Option Term” shall have the meaning set forth in Section 5.4.
2.33   “Organizational Documents” shall mean, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.
2.34   “Other Stock or Cash Based Award” shall mean a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 9.1, which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees, and meeting-based fees.
2.35   “Permitted Transferee” shall mean, with respect to a Holder, any “family member” of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

4

2.36   “Plan” shall have the meaning set forth in Article 1.
2.37   “Program” shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.
2.38   “Restricted Stock” shall mean Common Stock awarded under Article 7 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.
2.39   “Restricted Stock Units” shall mean the right to receive Shares awarded under Article 8.
2.40   “SAR Term” shall have the meaning set forth in Section 5.4.
2.41   “Section 409A” shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.
2.42   “Securities Act” shall mean the Securities Act of 1933, as amended.
2.43   “Shares” shall mean shares of Common Stock.
2.44   “Stock Appreciation Right” shall mean an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (a) the difference obtained by subtracting (i) the exercise price per share of such Award from (ii) the Fair Market Value on the date of exercise of such Award by (b) the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.
2.45   “Subsidiary” shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
2.46   “Substitute Award” shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.
2.47   “Termination of Service” shall mean the date the Holder ceases to be an Eligible Individual.
The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relations shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

5

ARTICLE 3
SHARES SUBJECT TO THE PLAN
3.1
Number of Shares.

(a)
Subject to Sections 3.1(b) and 12.2 the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is [•]1. The number of Shares available for issuance under the Plan will be automatically increased on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the lesser of (i) two percent (2)% of the outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of Shares determined by the Board. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market. Notwithstanding the foregoing, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan in the form of Incentive Stock Options shall be [•]2.

(b)
If any Shares subject to an Award are forfeited or expire, are converted to shares of another person in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event, or such Award is settled for cash (in whole or in part) (including Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder), the Shares subject to such Award shall, to the extent of such forfeiture, expiration, conversion or cash settlement, again be available for future grants of Awards under the Plan. In addition, the following Shares shall be added to the Shares authorized for grant under Section 3.1(a) and shall be available for future grants of Awards: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to a Stock Appreciation Right or other stock-settled Award (including Awards that may be settled in cash or stock) that are not issued in connection with the settlement or exercise, as applicable, of the Stock Appreciation Right or other stock-settled Award; and (iv) Shares purchased on the open market by the Company with the cash proceeds received from the exercise of Options. Any Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder so that such Shares are returned to the Company shall again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)
Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code, and Shares subject to such Substitute Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 3.1(b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may subject to Applicable Law, be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 3.1(b) above); provided that Awards using such available Shares shall not be

1
Note to draft: Amount will represent 8% of the number of fully diluted shares expected to be outstanding at closing.

2
Note to draft: Amount will equal the number of the shares initially reserved under the plan.

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made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.
ARTICLE 4
GRANTING OF AWARDS
4.1   Participation.   The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. No Eligible Individual or other person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other person shall participate in the Plan.
4.2   Award Agreement.   Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.
4.3   Limitations Applicable to Section 16 Persons.    Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
4.4   At-Will Service.   Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.
4.5   Foreign Holders.   Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the share limitation contained in Section 3.1 or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.
4.6   Non-Employee Director Limit.   Notwithstanding any provision to the contrary in the Plan, the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of equity-based Awards and any cash-based Awards granted to a Non-Employee Director during any calendar year shall not exceed $500,000 in the aggregate (the “Director Limit”).

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ARTICLE 5
GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS
5.1   Granting of Options and Stock Appreciation Rights to Eligible Individuals.   The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.
5.2   Qualification of Incentive Stock Options.   The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or 424(f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Sections 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.
5.3   Option and Stock Appreciation Right Exercise Price.   The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but, for any such Award granted to a Holder subject to taxation in the United States, shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant for the applicable Holder (whether or not such Holder is subject to taxation in the United States); provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 of the Code and Section 409A.
5.4   Option and SAR Term.   The term of each Option (the “Option Term”) and the term of each Stock Appreciation Right (the “SAR Term”) shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than, in the case of Incentive Stock Options, a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company’s rights under Section 10.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may

8

amend, subject to Section 10.7 and 12.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.
5.5   Option and SAR Vesting.   The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Notwithstanding the foregoing and unless determined otherwise by the Administrator, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (a) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Administrator, or (b) Shares may not be purchased or sold by the applicable Holder due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, then in either case the term of the Option or Stock Appreciation Right shall be extended until the date that is thirty (30) days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Administrator; provided, however, in no event shall the extension last beyond the term of the applicable Option or Stock Appreciation Right. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder’s Termination of Service shall automatically expire thirty (30) days following such Termination of Service.
5.6   Substitution of Stock Appreciation Rights; Early Exercise of Options.   The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule and remaining term as the substituted Option. The Administrator may provide in the terms of an Award Agreement that the Holder may exercise an Option in whole or in part prior to the full vesting of the Option in exchange for unvested shares of Restricted Stock with respect to any unvested portion of the Option so exercised. Shares of Restricted Stock acquired upon the exercise of any unvested portion of an Option shall be subject to such terms and conditions as the Administrator shall determine.
ARTICLE 6
EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS
6.1   Exercise and Payment.   An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, unless the Administrator otherwise determines, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Options and Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.
6.2   Manner of Exercise.   Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person designated by the Administrator, or his, her or its office, as applicable:
(a)
A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b)
Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law;

(c)
In the event that the Option shall be exercised pursuant to Section 10.3 by any person or persons

9

other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and
(d)
Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 10.1 and 10.2.

6.3   Expiration of Option Term or SAR Term: Automatic Exercise of In-The-Money Options and Stock Appreciation Rights.   Unless otherwise provided by the Administrator in an Award Agreement or otherwise or as otherwise directed by an Option or Stock Appreciation Rights Holder in writing to the Company, each vested and exercisable Option and Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Option or Stock Appreciation Rights Holder or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 10.1(b) or 10.1(c) and the Company or any Subsidiary shall be entitled to deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 10.2. Unless otherwise determined by the Administrator, this Section 6.3 shall not apply to an Option or Stock Appreciation Right if the Holder of such Option or Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option or Stock Appreciation Right with an exercise price per Share that is equal to or greater than the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 6.3.
6.4   Notification Regarding Disposition.   The Holder shall give the Company prompt written or electronic notice of any disposition or other transfer of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Holder in such disposition or other transfer.
ARTICLE 7
AWARD OF RESTRICTED STOCK
7.1   Award of Restricted Stock.   The Administrator is authorized to grant Restricted Stock, or the right to purchase Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.
7.2   Rights as Stockholders.   Subject to Section 7.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all of the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to vote and the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Shares are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, notwithstanding anything to the contrary herein, with respect to a share of Restricted Stock, dividends which are paid prior to vesting shall accrue or be reinvested, at the Administrator’s sole discretion, and shall only be paid out to the Holder to the extent and at such time that the share of Restricted Stock vests.

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7.3   Restrictions.   All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.
7.4   Repurchase or Forfeiture of Restricted Stock.   Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, the Holder’s death, retirement or disability or any other specified Termination of Service or any other event, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.
7.5   Section 83(b) Election.   If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.
ARTICLE 8
AWARD OF RESTRICTED STOCK UNITS
8.1   Grant of Restricted Stock Units.   The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. A Holder will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
8.2   Vesting of Restricted Stock Units.   At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.
8.3   Maturity and Payment.   At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the maturity date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Stock Unit vests; and (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 10.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator.

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8.4   Payment upon Termination of Service.   An Award of Restricted Stock Units shall be payable only while the Holder is an Employee, a Consultant or a member of the Board, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may be paid subsequent to a Termination of Service in certain events, including a Change in Control, the Holder’s death, retirement or disability or any other specified Termination of Service.
ARTICLE 9
AWARD OF OTHER STOCK OR CASH BASED AWARDS AND DIVIDEND EQUIVALENTS
9.1   Other Stock or Cash Based Awards.   The Administrator is authorized to grant Other Stock or Cash Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock or Cash Based Award, including the term of the Award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.
9.2   Dividend Equivalents.   Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Holder to the extent and at such time that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.
ARTICLE 10
ADDITIONAL TERMS OF AWARDS
10.1   Payment.   The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash, wire transfer of immediately available funds or check, (b) Shares, including, without limitation, (i) in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award or (ii) Shares held for such minimum period of time as may be established by the Administrator, in each case having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.
10.2   Tax Withholding.   The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder’s FICA, employment tax or other social security

12

contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, or in satisfaction of such additional withholding obligations as a Holder may have elected, allow a Holder to satisfy such obligations by any payment means described in Section 10.1 hereof, including without limitation, by allowing such Holder to elect to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares that may be so withheld or surrendered shall be limited to the number of Shares that have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates in such Holder’s applicable jurisdiction for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.
10.3   Transferability of Awards.
(a)
Except as otherwise provided in Sections 10.3(b) and 10.3(c):

(i)
No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

(ii)
No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10.3(a)(i); and

(iii)
During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.

(b)
Notwithstanding Section 10.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Non-Qualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Holder); (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the

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transfer under Applicable Law and (C) evidence the transfer; and (iv) the transfer of an Award to a Permitted Transferee shall be without consideration. In addition, and further notwithstanding Section 10.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.
(c)
Notwithstanding Section 10.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic partner, as applicable, as the Holder’s beneficiary with respect to more than 50% of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder’s death.

10.4   Conditions to Issuance of Shares.
(a)
The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b)
All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any stock certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

(c)
The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)
Unless the Administrator otherwise determines, no fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)
The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon shall have lapsed and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f)
Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

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10.5   Forfeiture and Claw-Back Provisions.   All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.
10.6   Repricing.   Subject to Section 12.2, the Administrator shall not, without the approval of the stockholders of the Company, (a) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per Share exceeds the Fair Market Value of the underlying Shares.
10.7   Amendment of Awards.   Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder’s consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder, or (b) the change is otherwise permitted under the Plan (including, without limitation, under Sections 10.6, 12.2 or 12.10).
10.8   Lock-Up Period.   The Company may, in connection with registering the offering of any Company securities under the Securities Act, prohibit Holders from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during any period determined by the underwriter or the Company. In order to enforce the foregoing, the Company shall have the right to place restrictive legends on the certificates of any securities of the Company held by the Holder and to impose stop transfer instructions with the Company’s transfer agent with respect to any securities of the Company held by the Holder until the end of such period.
10.9   Data Privacy.   As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 10.9 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder’s participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries and details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the “Data”). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Holder’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Holder’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Holder’s ability to participate in the Plan and, in the Administrator’s discretion, the Holder may forfeit any outstanding Awards if the Holder

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refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.
ARTICLE 11
ADMINISTRATION
11.1   Administrator.   The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 11.6.
11.2   Duties and Powers of Administrator.   It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 10.7 or Section 12.10. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or any regulations or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.
11.3   Action by the Administrator.   Unless otherwise established by the Board, set forth in any Organizational Documents or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. Neither the Administrator nor any member or delegate thereof shall have any liability to any person (including any Holder) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award.
11.4   Authority of Administrator.   Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:
(a)
Designate Eligible Individuals to receive Awards;

(b)
Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan);

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(c)
Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)
Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e)
Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)
Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)
Decide all other matters that must be determined in connection with an Award;

(h)
Establish, adopt, or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)
Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j)
Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k)
Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 12.2.

11.5   Decisions Binding.   The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all persons.
11.6   Delegation of Authority.   The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 11; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.
ARTICLE 12
MISCELLANEOUS PROVISIONS
12.1   Amendment, Suspension or Termination of the Plan.
(a)
Except as otherwise provided in Section 12.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board; provided that, except as provided in Section 10.7 and Section 12.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, materially and adversely affect

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any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.
(b)
Notwithstanding Section 12.1(a), the Board may not, except as provided in Section 12.2, take any of the following actions without approval of the Company’s stockholders given within twelve (12) months before or after such action: (i) increase the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan, (ii) reduce the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan or take any action prohibited under Section 10.6, or (iii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award in violation of Section 10.6.

(c)
No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company’s stockholders (such anniversary, the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan, the applicable Program and the applicable Award Agreement.

12.2   Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.
(a)
In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b)
In the event of any transaction or event described in Section 12.2(a), including, without limitation, a Change in Control, or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i)
To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment);

(ii)
To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

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(iii)
To make adjustments in the number and type of Shares of the Company’s stock (or other securities or property) subject to such Award, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv)
To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement; provided, however, that, in the event of a Change in Control, the actions contemplated by this Section 12.2(b)(iv) may only be taken to the extent that the successor corporation in a Change in Control does not assume or substitute such Award (or any portion thereof);

(v)
To replace such Award with other rights or property selected by the Administrator; and/or

(vi)
To provide that the Award cannot vest, be exercised or become payable after such event.

(c)
In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 12.2(a) and 12.2(b):

(i)
The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 12.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

(ii)
The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitation in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan).

(d)
Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, in each case pursuant to this Section 12.2, such Award shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event an Award continues in effect or is assumed or an equivalent Award substituted, and a Holder incurs a Termination of Service without “cause” (as such term is defined in the sole discretion of the Administrator, or as set forth in the Award Agreement relating to such Award) upon or within twelve (12) months following a Change in Control, then such Holder shall be fully vested in such continued, assumed or substituted Award.

(e)
Notwithstanding any other provision of the Plan, in the event of a Change in Control, in the event that the successor corporation in a Change in Control does not assume or substitute for an Award (or any portion thereof), the Administrator may cause (i) any or all of such Award (or portion thereof) to terminate in exchange for cash, rights or other property pursuant to Section 12.2(b)(i) or (ii) any or all of such Award (or portion thereof) to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such Award to lapse. If any such Award is exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Holder that such Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the expiration of such period.

(f)
For the purposes of this Section 12.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of

19

consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.
(g)
The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(h)
Unless otherwise determined by the Administrator, no adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(i)
The existence of the Plan, any Program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks the rights of which are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(j)
In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Administrator, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

12.3   Approval of Plan by Stockholders.   The Plan shall be submitted for the approval of the Company’s stockholders within twelve (12) months after the date of the Board’s initial adoption of the Plan.
12.4   No Stockholders Rights.   Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.
12.5   Paperless Administration.   In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.
12.6   Effect of Plan upon Other Compensation Plans.   The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

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12.7   Compliance with Laws.   The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.
12.8   Titles and Headings, References to Sections of the Code or Exchange Act.   The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.
12.9   Governing Law.   The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.
12.10   Section 409A.   To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder’s Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a “separation from service” as defined in Section 409A, and (b) if such Award or amount is payable to a “specified employee” as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder’s Termination of Service, or (ii) the date of the Holder’s death. To the extent applicable, the Plan, the Program and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder’s consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 12.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant, “nonqualified deferred compensation” subject to the imposition of taxes, penalties and/or interest under Section 409A.
12.11   Unfunded Status of Awards.   The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

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12.12   Indemnification.   To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator (and each delegate thereof pursuant to Section 11.6) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan or any Award Agreement and against and from any and all amounts paid by him or her, with the Board’s approval, in satisfaction of judgment in such action, suit, or proceeding against him or her; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf and, once the Company gives notice of its intent to assume such defense, the Company shall have sole control over such defense with counsel of the Company’s choosing. The foregoing right of indemnification shall not be available to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of the person seeking indemnity giving rise to the indemnification claim resulted from such person’s bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
12.13   Relationship to Other Benefits.   No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
12.14   Expenses.   The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.
* * * * *

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I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of CarLotz, Inc. on [           ].
* * * * *
I hereby certify that the foregoing Plan was approved by the stockholders of CarLotz, Inc. on [     ].
Executed on this [      ] day of [     ].
Corporate Secretary

EXHIBIT H
CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CARLOTZ, INC.
CarLotz, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”),
DOES HEREBY CERTIFY:
1.   That the name of the Corporation is CarLotz, Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on March 14, 2011 under the name CarLotz, Inc.
2.   That the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on January 22, 2019 (the “Amended and Restated Certificate of Incorporation”).
3.   That the Board of Directors of the Corporation duly and unanimously adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:
The text of Section 2.3.1 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:
“2.3.1 Definition.   Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:
(a)   the consummation of a merger or consolidation of the Corporation with or into another company, all or substantially all of the proceeds of which (subject to reserves, escrows, hold-backs and earn-outs) are paid or distributed to the stockholders of the Corporation in exchange for their interests in the Corporation;
(b)   a sale or other disposition of all or substantially all of the assets of the Corporation that is accompanied by the distribution to the stockholders of the Corporation of substantially all of the proceeds of that sale (subject to reserves, escrows, hold-backs, earn-outs, and, if applicable, rollovers by management and employees); or
(c)   any other similar transaction or event involving a disposition of all or substantially all of the Corporation’s operating assets or outstanding capital stock of the Corporation.”
2.   That thereafter, by written consent executed in accordance with Section 228 of the General Corporation Law, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon were given written notice of the proposed amendment to the Amended and Restated Certificate of Incorporation and voted in favor of the adoption of the amendment to the Amended and Restated Certificate of Incorporation. The necessary numbers of shares, as required by statute and the Amended and Restated Certificate of Incorporation, were voted in favor of the amendment.

3.   That said amendment to the Amended and Restated Certificate of Incorporation of CarLotz, Inc. has been duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law by the directors and stockholders of the Corporation.
[Signature page follows]

IN WITNESS WHEREOF, CarLotz, Inc. has caused this Certificate of Amendment to be signed this [•], of [•].
CARLOTZ, INC.
By:

Name: Michael Bor
Title: Chief Executive Officer

EXHIBIT I
Registration Rights and Lock-Up Agreement

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT
This Registration Rights and Lock-Up Agreement (this “Agreement”) dated as of [•], 2020 is among Acamar Partners Acquisition Corp., a Delaware corporation (the “Company”), and the parties listed on Schedule A (each, a “Holder” and collectively, the “Holders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Merger Agreement dated as of October       , 2020 (the “Merger Agreement”), among the Company, Acamar Partners Sub, Inc., a Delaware corporation (“Merger Sub”), and CarLotz Inc., a Delaware corporation (“CarLotz”).
WHEREAS, the Company, Merger Sub and CarLotz are parties to the Merger Agreement, pursuant to which, among other things, on the Closing Date, Merger Sub will merge (the “Merger”) with and into CarLotz, with CarLotz surviving the Merger as a wholly-owned subsidiary of the Company;
WHEREAS, the Company and the Holder designated as an “Original Holder” on Schedule A (the “Original Holder”) are parties to the Registration Rights Agreement dated as of February 21, 2019 (the “Prior Agreement”);
WHEREAS, the Original Holder (i) holds an aggregate of [7,639,330] shares of the Company’s Class B common stock as of immediately prior to the consummation of the Merger, par value $0.0001 per share (the “Class B Common Stock”), which shares are convertible into shares of the Company’s Class A Common Stock (as defined below) in connection with the merger (ii) an aggregate of [6,074,310] warrants (the “Private Placement Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at an exercise price of $11.50 per share;
WHEREAS, the Holders designated as “New Holders” on Schedule A (the “New Holders”) have received upon consummation of the Merger shares of Class A Common Stock on the Closing Date pursuant to the Merger Agreement; and
WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and to provide for certain rights and obligations included herein and to include the New Holders.
NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1.   Definitions.   For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble, as amended from time to time in accordance herewith.
“Board” shall mean the Board of Directors of the Company.
“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the Board or to direct the operations of the Company.
“Commission” means the Securities and Exchange Commission.
“Common Stock” means the Class A Common Stock and the Class B Common Stock.
“Company” shall have the meaning given in the Preamble.
“Demand Registration” shall have the meaning given in subsection 2.1.1.
“Demand Requesting Holder” shall have the meaning given in subsection 2.1.1.
“Demanding Holders” shall have the meaning given in subsection 2.1.1.
“Effective Time” shall have the meaning set forth in the Merger Agreement.
“Effectiveness Deadline” shall have the meaning given in subsection 2.3.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1” means a Registration Statement on Form S-1 or any comparable successor form or forms thereto.
“Form S-3” means a Registration Statement on Form S-3 or any comparable successor form or forms thereto.
“Holders” shall have the meaning given in the Preamble (and, for the avoidance of doubt, any person or entity to whom rights under this Agreement is assigned in accordance with Section 7.4).
“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.
“Merger” shall have the meaning given in the Recitals.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“New Holder Lock-up Period” shall have the meaning given in subsection 5.1.1.
“New Holders” shall have the meaning given in the Recitals.
“New Registration Statement” shall have the meaning given in subsection 2.3.4.
“Original Holder” shall have the meaning given in the Recitals.
“Piggyback Registration” shall have the meaning given in subsection 2.3.1.
“PIPE Shares” means shares of Common Stock issued in one or more “PIPE” transactions effected in connection with the transactions contemplated by the Merger Agreement.
“Prior Agreement” shall have the meaning given in the Recitals.
“Private Placement Warrants” shall have the meaning given in the Recitals.
“Pro Rata” shall have the meaning given in subsection 2.1.4.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” or “Registrable Securities” shall mean (a) the shares of Class A Common Stock issued or issuable upon the conversion of any shares of Class B Common Stock, (b) the Private Placement

Warrants (including any shares of Class A Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) any outstanding share of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the Effective Time (including the shares of Common Stock issued pursuant to the Merger Agreement), (d) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $2,000,000 made to the Company by a Holder and (e) any other equity security of the Company or any of its subsidiaries, or any successor, issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, and new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company to the transferee; (C) such securities shall have ceased to be outstanding; (D) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration or Underwritten Offering, including, without limitation, the following:
(A)
all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any listing fees of any securities exchange on which the Common Stock is then listed;

(B)
fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)
printing, messenger, telephone and delivery expenses;

(D)
reasonable fees and disbursements of counsel for the Company;

(E)
reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering;

(F)
the Company’s expenses with respect to any roadshow related to the Registration or Underwritten Offering;

(G)
fees and expenses of the Company’s transfer agent; and

(H)
reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders or the majority-in interest of the Takedown Requesting Holders, as applicable.

Notwithstanding the foregoing, under no circumstances shall the Company be obligated to pay any fees, discounts and/or commissions to any Underwriter or broker with respect to the Registrable Securities.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.3.1.
“Rule 144” shall have the meaning set forth in Section 7.3.
“Rule 144A” shall have the meaning set forth in Section 7.3.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Selling Holders” means any Holder electing to sell any of its Registrable Securities in a Registration.
“SEC Guidance” shall have the meaning given in subsection 2.3.4.
“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.5.
“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person, establish or increase of a put equivalent position or liquidate with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or publicly announce any intention to effect any of the foregoing transactions..
“TRP” means TRP Capital Partners, LP.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.
“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.5.
ARTICLE II
REGISTRATION
Section 2.1.   Demand Registration.
2.1.1   Request for Registration.   Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time following the Effective Time (but subject to Article V), (i) TRP, (ii) Michael W. Bor, or (iii) the Original Holder (TRP, Michael W. Bor or the Original Holder, as the case may be, the “Demanding Holder”), may make a written demand for Registration of all or part of their Registrable Securities on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, no later than (5) days following the initial filing date of such Registration Statement, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than sixty (60) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Demand Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of (i) two (2) Registrations pursuant to a Demand Registration under this subsection 2.1.1 initiated by TRP, (ii) two (2) Registrations pursuant to a Demand Registration under this subsection 2.1.1 initiated by Michael W. Bor, or (iii) two (2) Registrations pursuant to a Demand Registration under this subsection 2.1.1 initiated by the Original Holder.
2.1.2   Effective Registration.   Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective for purposes of counting Registrations under subsection 2.1.1 above unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, however, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or has been terminated.
2.1.3   Underwritten Offering.   Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if the Demanding Holder advises the Company as part of its Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or any Demand Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company, which Underwriter(s) shall be reasonably acceptable to the Demanding Holder initiating the Demand Registration.
2.1.4   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holder and any other Demand Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holder and the Demand Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holder and the Demand Requesting Holders (if any) (on a pro rata basis based on the respective number of Registrable Securities then owned by such Demanding Holder and each Demand Requesting Holder (if any) in relation to the aggregate number of Registrable Securities owned by such Demanding Holder and each Demand Requesting Holder (if any) (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of other persons or entities that the

Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
2.1.5   Demand Registration Withdrawal.   TRP, in the case of a Registration under subsection 2.1.1 initiated by TRP, Michael W. Bor, in the case of a Registration under subsection 2.1.1 initiated by Michael W. Bor, or the Original Holder, in the case of a Registration under subsection 2.1.1 initiated by the Original Holder, as the case may be, or a majority-in-interest of the Demand Requesting Holders (if any) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or, in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least two (2) business days prior to the time of pricing of the applicable offering). If a Demanding Holder initiating a Demand Registration withdraws from a proposed offering pursuant to this Section 2.1.5, then such registration shall not count as a Demand Registration provided for in Section 2.1. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.
Section 2.2.   Piggyback Registration.
2.2.1   Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed registration to all of the Holders of Registrable Securities as soon as practicable but no later than (5) days following the initial filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter(s), if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter(s) in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(i)
If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof (on a pro rata basis based on the respective number of Registrable Securities then owned by each such requesting Holder in relation to the aggregate number of Registrable Securities owned by all such requesting Holders, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and
(ii)
If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof (on a pro rata basis based on the respective number of Registrable Securities then owned by each such requesting Holder in relation to the aggregate number of Registrable Securities owned by all such requesting Holders, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof, and there shall be no limit on the number of Piggyback Registrations.
2.2.5   Right to Terminate Registration.   The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder of Registrable Securities has elected to include securities in such registration.
Section 2.3.   Resale Shelf Registration Rights
2.3.1   Registration Statement Covering Resale of Registrable Securities.   The Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty-five (45) days following the Closing Date (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders (which may also include the PIPE Shares) (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on

Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form S-1 and thereafter the Company becomes eligible to use Form S-3 for secondary sales, the Company shall, as promptly as practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form S-3. The Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing but no later than the earlier of (i) 90th day (or 120th day if the SEC notifies the Company that it will “review” the Resale Shelf Registration Statement) following the Closing Date and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Resale Shelf Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Once effective, the Company shall use reasonable best efforts to keep the Resale Shelf Registration Statement and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to lock-up restrictions provided in Section 5.1 of this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders.
2.3.2   Notification and Distribution of Materials.   The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within five (5) Business Days after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement (to the extent that any of such documents is not available on EDGAR).
2.3.3   Amendments and Supplements.   Subject to the provisions of Section 2.3.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities. If any Resale Shelf Registration Statement filed pursuant to Section 2.3.1 is filed on Form S-3 and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its best efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form S-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3.
2.3.4   SEC Cutback.   Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.
2.3.5   Underwritten Shelf Takedown.   At any time and from time to time after a Resale Shelf Registration Statement on Form S-3 has been declared effective by the Commission, any of the Demanding Holders may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to such Resale Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $15,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Promptly upon receiving such notice (but no later than 10 days after receipt of such notice), the Company shall notify all of the holders of Registrable Securities regarding the potential Underwritten Shelf Takedown. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder (each a “Takedown Requesting Holder”) within 5 days of receipt of notice of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such Holder (including those set forth herein). All such Holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company, with the consent of the Demanding Holder who initiated the Underwritten Shelf Takedown.
2.3.6   Reduction of Underwritten Shelf Takedown.   If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise the Company and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other shares of the Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a Pro Rata basis, that can be sold without exceeding the Maximum Number of Securities; and

(ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.
2.3.7   Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1. Under no circumstances shall the Company be obligated to effect more than an aggregate of four (4) Underwritten Shelf Takedowns in any 12-month period.
2.3.8   Block Trades.   If a Demanding Holder wishes to consummate an overnight block trade (on either an SEC registered or non-registered basis), then notwithstanding the time periods and piggyback rights otherwise provided herein, such Demanding Holder shall, if it would like the assistance of the Company, endeavor to give the Company sufficient advance notice in order to prepare the appropriate documentation for such transaction. Such Demanding Holder, if requesting an SEC registered underwritten block trade, (1) shall give the Company written notice of the transaction and the anticipated launch date of the transaction at least two (2) business days prior to the anticipated launch date of the transaction, (2) the Company shall be required to only notify the other Demanding Holders of the transaction and none of the other Holders, (3) the other Demanding Holders shall have one (1) business day prior to the launch of the transaction to determine if they wish to participate in the block trade, and (4) the Company shall include in the block trade only shares held by the Demanding Holders. Any Registration effected pursuant to this Section 2.3.8 shall not be counted as Demand Registrations effected pursuant to Section 2.1 but shall be deemed an Underwritten Shelf Takedown and within the cap on Underwritten Shelf Takedowns provided in Section 2.3.7.
Section 2.4.   Restrictions on Registration Rights.   Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (but may, at its sole option) file a Registration Statement pursuant to a Demand Registration request made under Section 2.1 or effect an Underwritten Shelf Takedown made pursuant to Section 2.3.5 within 90 days after any other Demand Registration or Underwritten Shelf Takedown, provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 or a request for an Underwritten Shelf Takedown pursuant to Section 2.3.5. and that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective or Underwritten Shelf Takedown to be consummated.
ARTICLE III
COMPANY PROCEDURES
Section 3.1.   General Procedures.   If at any time on or after the Effective Time the Company is required to effect the Registration of Registrable Securities, whether pursuant to the filing of a new Registration Statement, effecting an Underwritten Shelf Takedown, or effecting an underwritten block trade, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities

included in such Registration that are Demanding Holders, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective (which may be satisfied by the issuance of a press release by the Company);
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.10   permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;
3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriter(s), if any, covering such legal matters with respect to the

Registration in respect of which such opinion is being given as the Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters; provided, however, that counsel for the Company shall not be required to provide any opinions with respect to any Holder;
3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.15   in connection with an Underwritten Offering, cause its senior management, officers, employees and independent public accountants (in the case of the independent public accountants, subject to any applicable accounting guidance regarding their participation in the offering or the due diligence process) to participate in, make themselves available, supply such information as may reasonably be requested and to otherwise facilitate and cooperate with the preparation of the Registration Statement and Prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs;
3.1.16   if a Registration relates to an Underwritten Offering with gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and
3.1.17   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
Section 3.2.   Registration Expenses.   All Registration Expenses shall be borne by the Company, including as set forth in Section 2.1.5. It is acknowledged by the Holders that the Holders shall pay the Underwriters’ commissions and discounts and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
Section 3.3.   Requirements for Participation in Underwritten Offerings.   No person may participate in any Underwritten Offering for equity securities of the Company unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
Section 3.4.   Suspension of Sales; Adverse Disclosure.   The Company shall promptly notify each of the Holders in writing if a Registration Statement or Prospectus contains a Misstatement and, upon receipt of such written notice from the Company, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed or has received copies of a supplemented or amended Prospectus correcting the Misstatement, provided that the Company hereby covenants promptly to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the immediate effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or Prospectus included in any Registration Statement at any time (a) would require the Company to make an Adverse Disclosure, (b) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the Board, which judgment shall be documented in writing and provided to the Holders in the form of a written certificate signed by the Chairman of the Board, such filing, initial effectiveness or continued use of a Registration Statement would materially adversely affect the Company, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (a), (b) or (c) for a period of not more than sixty (60) consecutive days and the Company shall not defer any such filing, initial effectiveness or use of a Registration Statement pursuant to this Section 3.4 for more than three times or for more than a total of 120 days (in each case counting deferrals initiated pursuant to (a), (b) and (c) in the aggregate) in any 12-month period.
Section 3.5.   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings (unless such filings are otherwise available on EDGAR). The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
Section 3.6.   Limitations on Registration Rights.   The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
Section 4.1. Indemnification
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriter(s), their officers and directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution (pursuant to subsection 4.1.5) to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
LOCK-UP
Section 5.1.   Lock-Up.
5.1.1   Except as permitted by Section 5.2, each New Holder listed on Schedule B hereto shall not Transfer any shares of Common Stock beneficially owned or owned of record by such Holder until the earliest of: (i) the date that is 180 days from the Closing Date, (ii) the last consecutive trading day where the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (iii) such date on which the

Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “New Holder Lock-up Period”).
Section 5.2.   Exceptions.   The provisions of Section 5.1 shall not apply to:
5.2.1   transactions relating to (i) shares of Common Stock acquired in open market transactions and (ii) PIPE Shares;
5.2.2   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift;
5.2.3   Transfers of shares of Common Stock to (i) a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or more remote descendant of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin or (ii) a charitable entity or trust of which the aforementioned individuals and/or charitable entities are beneficiaries;
5.2.4   Transfers by will or intestate succession upon the death of the undersigned;
5.2.5   the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;
5.2.6   if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the undersigned, or (ii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the undersigned;
5.2.7   Transfers to the Company’s officers, directors or their affiliates;
5.2.8   Transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement;
5.2.9   the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the Transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the New Holder Lock-Up Period;
5.2.10   Transfers of shares of Common Stock to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock or the vesting of stock-based awards; and
5.2.11   Transfers of shares of Common Stock in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock;
provided, however, that in the case of any Transfer pursuant to Sections 5.2.2 through 5.2.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.
Section 5.3.   Legends.   The certificates evidencing the shares of Common Stock that are held by the New Holders listed on Schedule B hereto shall be stamped or otherwise imprinted with a legend in substantially the following form:
THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, DATED AS OF [•], BY AND AMONG THE HOLDER HEREOF AND THE OTHER PARTIES THERETO.

ARTICLE VI
TERMINATION
Section 6.1.   Termination.   This Agreement shall terminate upon the date on which neither the Holders nor any of their permitted assignees hold any Registrable Securities.
ARTICLE VIII
GENERAL PROVISIONS
Section 7.1.   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7.1. ):
If to the Company, to it at:
CarLotz Inc.
611 Bainbridge Street, Suite 100
Richmond, Virginia 23220
Attn: Michael Bor
E-mail: mbor@carlotz.com
with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
31st Floor
New York, New York 10022
Attention: Valerie Ford Jacob
Email: Valerie.Jacob@freshfields.com
If to a Holder, to the address or email address set forth for Holder on the signature page hereof.
Section 7.2.   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 7.3.   Rule 144.   If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act in respect of the Common Stock, the Company covenants that (i) so long as it remains subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1)(i) of Rule 144 under the Securities Act, as such Rule may be amended (“Rule 144”)) or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales by such Holder under Rule 144 or any similar rules or regulations hereafter adopted by the SEC, and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144 or (B) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.
Section 7.4.   Entire Agreement; Assignment.   This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto, except that a Holder may, without consent, assign such Holder’s rights under this Agreement to any transferee of Common Stock permitted under Sections 5.2.2-5.2.7 (such transferees, “Permitted Transferees”).
Section 7.5.   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 7.6.   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 7.7.   Waiver of Jury Trial.   EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.
Section 7.8.   Headings; Interpretation.   The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply

“if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.
Section 7.9.   Counterparts.   This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
Section 7.10.   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 7.11.   Expenses.   Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.
Section 7.12.   Amendment.   Following the Effective Time, this Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) the Original Holder (provided the Original Holder or its Permitted Transferee(s) holds Registrable Securities at the time of such amendment), (iii) TRP (provided TRP or its Permitted Transferee(s) holds Registrable Securities at the time of such amendment), and (iv) Michael W. Bor (provided Michael W. Bor or his Permitted Transferee(s) holds Registrable Securities at the time of such amendment).
Section 7.13.   Waiver.   At any time, the Company may (a) extend the time for the performance of any obligation or other act of any Holder, (b) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto and (c) waive compliance with any agreement of such Holder (other than with respect to Section 5.1) or any condition to its own obligations contained herein. At any time, any Holder may, in respect of itself and not other Holders, (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
Section 7.14.   No Strict Construction.   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(Next Page is Signature Page)

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above
COMPANY:
ACAMAR PARTNERS ACQUISITION CORP.
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
TRP CAPITAL PARTNERS, LP
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
MICHAEL W. BOR
By:
Print Name: Michael W. Bor
Address:
Email:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
AARON S. MONTGOMERY
By:
Print Name: Aaron S. Montgomery
Address:
Email:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
WILLIAM S. BOLAND
By:
Print Name: William S. Boland
Address:
Email:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
AUTOMOTIVE FINANCE CORPORATION
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
KAR AUCTION SERVICES, INC.
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
MICHAEL W. BOR 2020 FAMILY TRUST
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
AARON S. MONTGOMERY 2020 FAMILY TRUST
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
WILLIAM S. BOLAND 2020 FAMILY TRUST
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
MICHAEL W. BOR 2020 QUALIFIED GRANTOR RETAINED ANNUITY TRUST
By	Name: Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:
ACAMAR PARTNERS SPONSOR I LLC
By	Name: Title:
[Signature Page to Registration Rights Agreement]

Schedule A
Original Holder
Acamar Partners Sponsor I LLC
New Holders
Name of Holder	Number of Shares
TRP Capital Partners, LP
Michael W. Bor
Aaron S. Montgomery
William S. Boland
Automotive Finance Corporation
KAR Auction Services, Inc.
Michael W. Bor 2020 Family Trust
Aaron S. Montgomery 2020 Family Trust
William S. Boland 2020 Family Trust
Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust

Schedule B
TRP Capital Partners, LP
Michael W. Bor
Aaron S. Montgomery
William S. Boland
Automotive Finance Corporation
KAR Auction Services, Inc.
Michael W. Bor 2020 Family Trust
Aaron S. Montgomery 2020 Family Trust
William S. Boland 2020 Family Trust
Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust

EXHIBIT J
STOCKHOLDERS AGREEMENT
This Stockholders Agreement (this “Agreement”) is dated as of [] and is entered into by and among TRP Capital Partners, LP, a Delaware limited partnership (“TRP”), Acamar Partners Sponsor I LLC, a Delaware limited liability company (the “Sponsor”), Michael Bor, (together with TRP and the Sponsor, the “Stockholder Parties”) and Acamar Partners Acquisition Corp., a Delaware corporation (“Acamar”).
WHEREAS, Acamar, Acamar Partners Sub, Inc., a wholly-owned subsidiary of Acamar (“Merger Sub”), and CarLotz, Inc., a Delaware corporation (“CarLotz”), are parties to that certain Agreement and Plan of Merger, dated as of October 20, 2020 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into CarLotz (the “Merger”), with CarLotz as the surviving entity and a wholly-owned subsidiary of Acamar (the date of consummation of the Merger the “Closing Date”);
WHEREAS, on the Closing Date, Acamar will be renamed CarLotz, Inc. and remain listed on the NASDAQ (the renamed public company parent of CarLotz, the “Company”);
WHEREAS,upon the consummation of the Merger, the Stockholder Parties will be stockholders of the Company;
WHEREAS, in connection with the Merger and effective upon the consummation thereof, the parties hereto wish to set forth herein certain understandings between such parties, including with respect to certain governance and other matters.
NOW, THEREFORE, the parties agree as follows:
1.   Board of Directors.
(a)   The business and affairs of the Company shall be managed by or under the direction of its board of directors (the “Board”). The Stockholder Parties shall take all necessary and desirable actions within its control such that (i) the size of the Board shall initially be set at nine (9) members, and thereafter may be changed from time to time by resolution of the Board in accordance with the Company’s amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws” and together with the Charter, the “Organizational Documents”) and (ii) while the size of the Board is nine (9) member, five (5) of those members will be independent (and to qualify as “independent” shall meet the requirements of any applicable laws and the listing standards of NASDAQ, as determined by the Board).
(b)   The Charter of the Company shall provide that the Company shall have a classified Board, with three classes of directors. While the size of the Board is nine (9) members, three directors shall be in Class I, three directors in Class II and three directors in Class III. One-third of the Board will be elected each year. The term of office of the Class I directors will expire at the Company’s annual meeting of stockholders in 2021. The term of office of the Class II directors will expire at the Company’s annual meeting of stockholders in 2022. The term of office of the Class III directors will expire at the Company’s annual meeting of stockholders in 2023.
2.   Right to Nominate Directors.
(a)   Following the Closing Date, the Stockholder Parties shall, as promptly as practicable, take all necessary and desirable actions within its control, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to cause the nominating committee of the Board (the “Nominating Committee”) to nominate and recommend to the Board, the following individuals for election to the Board:
(i)   for so long as TRP holds at least 10% of the issued and outstanding shares of the Company, two individuals designated by TRP;
(ii)   for so long as the Sponsor, or, in case the Sponsor is dissolved, the individuals identified in Exhibit A collectively, holds three percent (3%) of the issued and outstanding shares of the Company, two individuals designated by the Sponsor (or in case the Sponsor is dissolved, the individuals identified in Exhibit A collectively), one of whom will be an independent director (and to qualify as “independent” shall meet the requirements of any applicable laws and the listing standards of NASDAQ, as determined by the Board), and
(iii)   Michael Bor (who shall initially be a Class III director and the chairperson of the Board), for so long as Michael Bor is the chief executive officer of the Company or he, together with the trusts identified on Exhibit B, holds at least 10% of the issued and outstanding shares of the Company.
(b)   The remaining directors (all of which shall qualify as independent directors under the requirements of any applicable laws and the listing standards of NASDAQ, as determined by the Board) will be nominated by the Nominating Committee in accordance with its policies and procedures. The initial composition of the Nominating Committee shall be agreed by Michael Bor, one director nominated by TRP and one director nominated by the Sponsor.
(c)   Directors are subject to removal pursuant to the applicable provisions of the Organizational Documents.
(d)   In the event that a vacancy is created at any time by the death, retirement, disability, removal or resignation of any of the members nominated by TRP or the Sponsor, the remaining directors and the Company shall, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), cause the vacancy created thereby to be filled by a new member nominated by the Sponsor or TRP, as applicable, as soon as possible, and the Company hereby agrees to take, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), at any time and from time to time, all actions necessary to accomplish the same.
(e)   The Company agrees, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to include, in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors, the persons nominated pursuant to this Section 2 (to the extent that directors of such nominee’s class are to be elected at such meeting, for so long as the Board is classified) and to nominate and recommend each such individual to be elected as a director as provided herein, and to solicit proxies or consents in favor thereof and to cause the applicable proxies to vote in accordance with the foregoing. The Company and the directors shall take all necessary corporate action, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to (x) enable the Sponsor and TRP to nominate their respective designated individuals, and (y) designate the requisite number of additional individuals specified by the Sponsor or TRP to fill such newly created vacancies or to fill any other existing vacancies, as warranted.
(f)   Each member of the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of the directors and provide them with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Organizational Documents of the Company, applicable Law or otherwise.
3.   Certain Transactions.   Each Stockholder Party acknowledges that TRP’s business and that of its affiliates, partners, controlling persons, and their respective affiliates is to provide capital and financing to businesses and enterprises. Accordingly, in recognition of the benefits to be derived by the Company of having TRP as a Stockholder Party, each Stockholder Party agrees that TRP and its affiliates may engage in business activities or commercial transactions that may be seen to compete with the Company, that neither the Company nor any of its stockholders shall have any right in or to such other interests or activities or to the income or proceeds derived therefrom, and that TRP shall not be obligated to present any particular investment or business opportunity to the Company or any of its affiliates even if that opportunity were of a type which, if presented to the Company or an affiliate, could be undertaken by it.
4.   Entire agreement.   This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the

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subject matter hereof. This Stockholder Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto.
5.   Assignment.   No party hereto may, except as set forth herein, assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the parties and their respective successors (including in the case of Acamar, the Company), heirs, personal representatives and assigns and permitted transferees.
6.   Counterparts.   This Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
7.   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
8.   Governing Law; Jurisdiction; Waiver of Jury Trial.   This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties hereto irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this paragraph. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement, including but not limited to any course of conduct, course of dealing, verbal or written statement or action of any party hereto.
9.   Notices.   Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the Company’s records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending

3

party. Notices will be deemed to have been given hereunder when sent by facsimile (receipt confirmed) or delivered personally, five (5) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service.
Michael Bor’s address is:
c/o CarLotz, Inc.
611 Bainbridge Street, Suite 100
Richmond, VA 23220
Attn: Michael Bor
with a copy (not constituting notice) to:
Troutman Pepper
1001 Haxall Point, Suite 1500
Richmond, VA 23219
Attn: Mason Bayler
E-mail: mason.bayler@troutman.com
The Sponsor’s address is:
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131
Attn: Luis I. Solorzano Aizpuru
E-mail: luis@acamarpartners.com
with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attn: Jaime Mercado
E-mail: jmercado@stblaw.com
TRP’s address is:
380 N Old Woodward Ave, Suite 205
Birmingham, MI 48009
Attention: Dave Mitchell
E-mail: dave.mitchell@trpfund.com
with a copy (not constituting notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attn: Valerie Ford Jacob
E-mail: valerie.jacob@freshfields.com
or such other address furnished to the Company and the other Stockholder Parties in writing;
If to any other Stockholder Party, to such address as such Stockholder Party shall furnish to the Company and the other Stockholder Parties in writing.
[Remainder of Page Intentionally Left Blank]

4

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.
TRP Capital Partners, LP
By:

Name:

Title:

ACAMAR PARTNERS ACQUISITON CORP.
By:

Name:

Title:

MICHAEL BOR

Exhibit A
Mr. Juan Carlos Torres Carretero
Mr. Luis Ignacio Solorzano Aizpuru
Mr. Raffaele Roberto Vitale
Mr. Juan Duarte Hinterholzer
Mr. Joseba Asier Picaza Ucar

Exhibit B
1.   Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust
2.   Michael W. Bor Irrevocable Family Trust Dated October 16, 2020

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, is dated as of December 16, 2020 (this “Amendment”), by and among Acamar Partners Acquisition Corp., a Delaware corporation (“Acquiror”), Acamar Partners Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Acquiror (“Merger Sub”), and CarLotz, Inc., a Delaware corporation (the “Company”).
WHEREAS, Acquiror, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of October 21, 2020 (the “Merger Agreement”);
WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement; and
WHEREAS, each of the Company, Merger Sub and Parent desire to amend the Merger Agreement as set forth in this Amendment and in accordance with Section 9.13 of the Merger Agreement.
NOW, THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
Section 1. Amendments to the Merger Agreement. The Merger Agreement is hereby amended as follows:
1.1
The definition of “Earnout Acquiror Options” in Section 1.01 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Earnout Acquiror RSUs” means, with respect to each holder of Company Options (other than the Former Service Provider Options) issued and outstanding as of immediately prior to the Effective Time, the number of restricted stock units with respect to shares of Acquiror Common Stock set forth opposite the name of such holder of Company Options in the Spreadsheet under the heading “Earnout Acquiror RSUs” (subject to update, to the extent necessary, pursuant to Section 3.11), that will be issued in accordance with Section 3.04 and that are subject to vesting in accordance with Section 3.04(e). For the avoidance of doubt, each Earnout Acquiror RSU shall represent the right to receive, upon vesting and settlement of such Earnout Acquiror RSU, one share of Acquiror Common Stock. As set forth on the Spreadsheet, there would be an aggregate of 554,268 Earnout Acquiror RSUs if the Closing were to occur on the date hereof.
1.2
Each reference to “Earnout Acquiror Options” in the Merger Agreement is hereby amended by replacing each such reference with a reference to “Earnout Acquiror RSUs”.

1.3
Section 3.04(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

At the Effective Time, pursuant to the terms of the Company Option Plans and as set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11), each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and held by an individual that, at such time, provides services to the Company or any of its Subsidiaries shall, without any action on the part of the holder thereof, be canceled and automatically converted into (i) the right to receive an amount of cash equal to the Closing Per Option Cash Consideration in respect of such Company Option, (ii) a Base Acquiror Option, with respect to the number of shares of Acquiror Common Stock and with the exercise price set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11) and otherwise on the same terms and conditions as were applicable to such Company Option, and (iii) Earnout Acquiror RSUs, with respect to the number of shares of Acquiror Common Stock set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.11), on the terms described in Section 3.04(e); provided that the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to each Base Acquiror Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. Additionally, the adjustments to the Company Options as described in this section are intended to comply with Section 424 of the Code, to the extent applicable. The Base Acquiror Options that are not Time-Vesting Options (as defined below) shall be fully vested. Notwithstanding anything in this Agreement to the contrary, the Base Acquiror Options denoted as “Time-Vesting” on the Spreadsheet (the “Time-Vesting Options”) shall be unvested as of the Effective Time and shall vest in equal annual installments on the first four anniversaries of the Closing Date, subject to the continued employment of the holder thereof through the applicable anniversary; provided that the Time-Vesting Options shall accelerate in full upon a Change in Control (as defined in the 2017 Stock Option Plan of the Company), subject to the continued employment of the holder thereof through such a Change in Control event.
1.4
Section 3.04(d) of the Merger Agreement is hereby amended and restated in its entirety as follows:

At the Effective Time, by virtue of the Merger and without any need of any further corporate action, Acquiror shall assume the Company Stock Plans, with the result that the Acquiror may issue or deliver shares of Acquiror Common Stock after the Effective Time pursuant to the exercise of the Base Acquiror Options and the delivery of Earnout Acquiror RSUs under the Company Stock Plans or any other plan of Acquiror or any of its affiliates.
1.5
Section 3.04(e) of the Merger Agreement is hereby amended and restated in its entirety as follows:

With respect to the Earnout Acquiror RSUs, (i) fifty percent (50%) of the Earnout Acquiror RSUs shall vest if, at any time prior to the Forfeiture Date, the threshold set forth in Section 3.10(a) is met, and (ii) the remaining fifty percent (50%) of the Earnout Acquiror RSUs shall vest if, at any time prior to the Forfeiture Date, the threshold set forth in Section 3.10(b) is met, in each case, subject to Section 3.10(c), Section 3.10(d) and Section 3.10(h), mutatis mutandis; provided that the Earnout Acquiror RSUs shall become immediately vested upon an Acceleration Event. Any Earnout Acquiror RSUs that remain outstanding and unvested on the Forfeiture Date shall be forfeited on the Forfeiture Date. The shares of Acquiror Common Stock underlying any Earnout Acquiror RSUs that vest shall be settled and provided to the holders thereof within thirty (30) days following such vesting.
Section 2. Effect of Amendment. This Amendment shall not constitute, or be construed to constitute, an amendment or waiver of any provision of the Merger Agreement not expressly amended and/or waived herein.
Section 3. Full Force and Effect; Conflicts; Severability. Other than as expressly modified pursuant to this Amendment, all of the terms, conditions and other provisions of the Merger Agreement shall continue to be in full force and effect in accordance with their respective terms. No reference to this Amendment need be made in any instrument or document making reference to the Merger Agreement and any reference to the Merger Agreement in any such instrument or document shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall apply and be effective only with respect to the provisions of the Merger Agreement specifically referred to herein. The invalidity or unenforceability of any provision of this Amendment shall not affect the validity or enforceability of any other provision of this Amendment.
Section 4. Miscellaneous. The provisions of Article IX (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.
[Signature Pages Follow]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.
ACQUIROR:
ACAMAR PARTNERS ACQUISITION CORP.
By:	/s/ Luis Ignacio Solorzano Aizpuru Name: Luis Ignacio Solorzano Aizpuru Title: Chief Executive Officer
MERGER SUB:
ACAMAR PARTNERS SUB, INC.
By:	/s/ Luis Ignacio Solorzano Aizpuru Name: Luis Ignacio Solorzano Aizpuru Title: Chief Executive Officer
Signature Page to Amendment No. 1 to Agreement and Plan of Merger

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.
COMPANY:
CARLOTZ, INC.
By:	/s/ Michael W. Bor Name: Michael W. Bor Title: Chief Executive Officer
Signature Page to Amendment No. 1 to Agreement and Plan of Merger

ANNEX B
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ACAMAR PARTNERS ACQUISITION CORP
Acamar Partners Acquisition Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
The name of the corporation is Acamar Partners Acquisition Corp. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 7, 2018. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 21, 2019.
This Second Amended and Restated Certificate of Incorporation was duly adopted by the board of directors (the “Board”) of the Acamar Partners Acquisition Corp. and by the stockholders in accordance with the provisions of Sections 228, 242 and 245 of the DGCL.
Pursuant to Sections 242 and 245 of the DGCL, the text of the Certificate of Incorporation of Acamar Partners Acquisition Corp. is hereby amended and restated in its entirety to read as follows:
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CARLOTZ, INC.
ARTICLE I
NAME
The name of the Corporation is CarLotz, Inc. (the “Corporation”). The Corporation was originally incorporated under the name Acamar Partners Acquisition Corp., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on November 7, 2018.
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office is 251 Little Falls Drive, in the City of Wilmington, Delaware, County of New Castle, State of Delaware, 19808. The name of its registered agent of the Corporation at that address is Corporation Service Company.
ARTICLE III
BUSINESS PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.
ARTICLE IV
CAPITAL STOCK
Section 1.   Authorized Stock.   The total number of all classes of stock that the Corporation shall have the authority to issue is 510,000,000, of which 500,000,000 shall be shares of Class A Common Stock of the Corporation, par value $0.0001 per share (“Common Stock”), and 10,000,000 shall be shares of Preferred Stock, at a par value of $0.0001 per share (“Preferred Stock”).
Section 2.   Preferred Stock.   Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, without approval of the stockholders of the Corporation (except as otherwise provided in this Second Amended and Restated Certificate of Incorporation), by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers (including voting powers, if any), preferences and relative, participating, optional or other special rights, if any, of the shares of each such series, and the qualifications, limitations and restrictions thereof, if any, including but not limited to the fixing or alteration of the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series or shares of Preferred Stock. Each such series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, as shall be authorized by the Board and stated in the applicable Preferred Stock Designation. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in the authorization providing for the establishment of any series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Second Amended and Restated Certificate of Incorporation. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The Corporation shall, from time to time and in accordance with applicable law, increase the number of authorized shares of Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of any series of Preferred Stock that, as provided for or fixed pursuant to the provisions of this Article IV, Section 2, is otherwise convertible into Common Stock.
Section 3.   Common Stock.
(a)   Voting:   Except as otherwise expressly provided herein or the relevant Preferred Stock Designation of any class or series of Preferred Stock or required by law, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters submitted to a vote of the stockholders of the Corporation. Except as otherwise expressly provided herein or required by law, each holder of outstanding shares of Common Stock shall be entitled to one vote in respect of each share of Common Stock held thereby of record on the books of the Corporation for the election of directors and on all other matters submitted to a vote of stockholders of the Corporation. Except as otherwise required by law, shares of Common Stock shall not entitle the holders thereof to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including to a Preferred Stock Designation) that alters or changes the powers, preferences, rights or other terms of solely one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, separately or together with the holders of one or more other such series, to vote on such amendment pursuant to this Second Amended and Restated Certificate of Incorporation (including a Preferred Stock Designation) or pursuant to the DGCL, or if no vote of stockholders is required pursuant to the DGCL.
(b)   Dividends:   Subject to applicable law, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board may determine in its sole discretion, subject to any preferential dividend rights of outstanding Preferred Stock as expressly set forth herein or in the relevant Preferred Stock Designation
ARTICLE V
BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
Section 1.
(a)   General Powers:   The business and affairs of the Corporation shall be managed by or under the direction of the Board.

(b)   Number of Directors:   Subject to the rights of the holders of shares of any series of Preferred Stock to elect additional directors and subject to the applicable requirements of the Stockholders Agreement dated [] by and among the Corporation and certain stockholders of the Corporation from time to time party thereto (as the same may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the “Stockholders Agreement”), the number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board.
(c)   Classified Board Structure; Election of Directors:   Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of shares of any series of Preferred Stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of Preferred Stock (the “Preferred Stock Directors”) and subject to the applicable requirements of the Stockholders Agreement, the Board shall be and is divided into three classes, designated as Class I, Class II and Class III. Each class will consist, as nearly as possible, of a number of directors equal to one-third (1/3) of the total number of members of the Board (other than the Preferred Stock Directors, if any) authorized as provided in Article V, Section 1(b) hereof. The Board is authorized to assign members of the Board already in office to such classes at the time the classification of the Board becomes effective pursuant to this Article V, Section 1(c). The term of office of the initial Class I directors will expire at the annual meeting of stockholders in 2021; the term of office of the initial Class II directors will expire at the annual meeting of stockholders in 2022; and the term of office of the initial Class III directors will expire at the annual meeting of stockholders in 2023. At each annual meeting of stockholders of the Corporation the successors of that class of directors whose term expires at that meeting will be elected to hold office in accordance with this Article V, Section 1(c) for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until the expiration of the term of such class and until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.
(d)   Written Ballot Not Required.   Unless and except to the extent that the Amended and Restated Bylaws of the Corporation (the “Bylaws”) so require, the election of directors of the Corporation need not be written by ballot.
(e)   Removal:   Subject to the rights of the holders of one or more series of Preferred Stock with respect to such series of Preferred Stock and the rights granted pursuant to the Stockholders Agreement, any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2∕3%) of the voting power of all the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors (the “Voting Stock”), represented in person or by proxy at a meeting for the election of directors duly called pursuant to the Bylaws.
(f)   Vacancies:   Subject to applicable law, the rights of the holders of shares of one or more series of Preferred Stock with respect to such series of Preferred Stock, and the rights granted pursuant to the Stockholders Agreement, any vacancies on the Board resulting from death, disability, resignation, retirement, disqualification or removal from office of a director or from any other cause, or any newly created directorships that increase the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation or removal. If the number of directors is changed, any increase or decrease shall be apportioned among the classes as determined by a majority of the Board so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship shall hold office for the remaining term of that class until such director’s successor is duly elected and qualified (or until such director’s earlier death, resignation or removal), but in no case shall a decrease in the number of directors shorten the term of any incumbent director.
(g)   In addition to the powers and authority herein or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Second Amended and Restated

Certificate of Incorporation and the Bylaws; provided, however, that no Bylaws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such Bylaws had not been adopted.
ARTICLE VI
STOCKHOLDERS
Section 1.   Subject to the special rights of the holders of one or more series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation, and may not be effected by any consent in writing by such stockholders, provided, however, that the taking of any action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting if such action and the taking of such action by written consent of stockholders in lieu of a meeting have each been expressly approved in advance by the Board.
Section 2.   Except as otherwise required by law and subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by (i) an officer of the Corporation pursuant to a resolution adopted by a majority of the Board then in office; (ii) the chairperson of the Board; or (iii) the chief executive officer of the Corporation.
Section 3.   No stockholder of the Corporation shall be entitled to exercise any right of cumulative voting.
ARTICLE VII
LIABILITY AND INDEMNIFICATION
Section 1.   Right to Indemnification of Directors and Officers.   The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.
Section 2.   Prepayment of Expenses of Directors and Officers.   The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article VII or otherwise.
Section 3.   Claims by Directors and Officers.   If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.
Section 4.   Indemnification of Employees and Agents.   The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any

Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board.
Section 5.   Advancement of Expenses of Employees and Agents.   The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board.
Section 6.   Non-Exclusivity of Rights.   The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Second Amended and Restated Certificate of Incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.
Section 7.   Other Indemnification.   The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.
Section 8.   Insurance.   The Board may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (ii) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.
Section 9.   Amendment or Repeal.   Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.
Section 10.   Severability.   If any provision or provisions of this Article VII shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (i) the validity, legality, and enforceability of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.
Section 11.   Contract Rights.   The rights provided to Indemnified Persons pursuant to this Article VII shall be contract rights and such rights shall continue as to an Indemnified Person who has ceased to be a director, officer, agent or employee and shall inure to the benefit of such Indemnified Person’s heirs, executors and administrators.
Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII
BUSINESS OPPORTUNITY
Section 1.
(a)   In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of the Stockholder Parties and their Affiliates (each, as defined in this Article VIII, and together, the “Identified Persons”) may serve as directors of the Corporation and (ii) the Identified Persons may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage or propose to engage and/or other business activities that overlap with or compete with those in which the Corporation or any of its Affiliates, directly or indirectly, may engage or propose to engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Identified Persons and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
(b)   No Identified Persons shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (ii) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates.
(c)   Without limiting the foregoing renunciation in Section 1(a) hereof, the Corporation on behalf of itself and its subsidiaries (i) acknowledges that the Stockholder Parties are in the business of making investments in, and have or may have investments in, other businesses that may be similar to and that may compete with the businesses of the Corporation and its subsidiaries (“Competing Businesses”) and (b) agrees that the Stockholder Parties shall have the unfettered right to make investments in or have relationships with other Competing Businesses independent of their investments in the Corporation.
(d)   In addition to and notwithstanding the foregoing provisions of this Article VIII, a potential corporate opportunity shall not be deemed to be a corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.
(d)   Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of an Identified Person with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption.
(e)   For purposes of this Article VIII, “Affiliate” shall mean (a) in respect of any Stockholder Party, any person that, directly or indirectly, is controlled by a Stockholder Party, controls a Stockholder Party or is under common control with a Stockholder Party and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a non-employee Director, any person that, directly or indirectly, is controlled by such non-employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any person that, directly or indirectly, is controlled by the Corporation.
(f)   For purposes of this Article VIII, “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(g)   For the purposes of this Article VIII, “Stockholder Party” shall mean a party to the Stockholders Agreement dated [•], by and among the Corporation and certain stockholders of the Corporation.
(h)   To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VIII.
ARTICLE IX
EXCLUSIVE FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
ARTICLE X
BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, make, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of a majority of the Board then in office shall be required to adopt, amend, alter or repeal the Bylaws.
ARTICLE XI
AMENDMENTS
Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required (i) to amend or repeal, or adopt any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with Articles IV, V, VI, VII, VIII, IX, X, and this Article XI, or (ii) for stockholders of the Corporation to amend or repeal, or adopt any provision of the Bylaws.
ARTICLE XII
To the fullest extent permitted by applicable law, if any provision of this Second Amended and Restated Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Second Amended and Restated Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Second Amended and Restated Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. To the fullest extent permitted by applicable law, the balance of this Second Amended and Restated Certificate of Incorporation shall be enforceable in accordance with its terms.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this [•] day of [•], 2020.
CARLOTZ, INC.
By:	/s/ [•] [•] [•]

ANNEX C
CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CARLOTZ, INC.
CarLotz, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”),
DOES HEREBY CERTIFY:
1.   That the name of the Corporation is CarLotz, Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on March 14, 2011 under the name CarLotz, Inc.
2.   That the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on January 22, 2019 (the “Amended and Restated Certificate of Incorporation”).
3.   That the Board of Directors of the Corporation duly and unanimously adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:
The text of Section 2.3.1 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:
“2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:
(a)   the consummation of a merger or consolidation of the Corporation with or into another company, all or substantially all of the proceeds of which (subject to reserves, escrows, hold-backs and earn-outs) are paid or distributed to the stockholders of the Corporation in exchange for their interests in the Corporation;
(b)   a sale or other disposition of all or substantially all of the assets of the Corporation that is accompanied by the distribution to the stockholders of the Corporation of substantially all of the proceeds of that sale (subject to reserves, escrows, hold-backs, earn-outs, and, if applicable, rollovers by management and employees); or
(c)   any other similar transaction or event involving a disposition of all or substantially all of the Corporation’s operating assets or outstanding capital stock of the Corporation.”
2.   That thereafter, by written consent executed in accordance with Section 228 of the General Corporation Law, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon were given written notice of the proposed amendment to the Amended and Restated Certificate of Incorporation and voted in favor of the adoption of the amendment to the Amended and Restated Certificate of Incorporation. The necessary numbers of shares, as required by statute and the Amended and Restated Certificate of Incorporation, were voted in favor of the amendment.
3.   That said amendment to the Amended and Restated Certificate of Incorporation of CarLotz, Inc. has been duly adopted and approved in accordance with the provisions of Section 242 of the General Corporation Law by the directors and stockholders of the Corporation.
[Signature page follows]

C-1

IN WITNESS WHEREOF, CarLotz, Inc. has caused this Certificate of Amendment to be signed this [•], of [•].
CARLOTZ, INC.
By:

Name: Michael Bor
Title: Chief Executive Officer

C-2

ANNEX D
§ 262 Appraisal rights.
(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)    [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)    Appraisal rights shall be perfected as follows:
(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX E
CARLOTZ, INC.
2020 INCENTIVE AWARD PLAN
ARTICLE 1
PURPOSE
The purpose of the CarLotz, Inc. 2020 Incentive Award Plan (as it may be amended or restated from time to time, the “Plan”) is to promote the success and enhance the value of CarLotz, Inc. (the “Company”) and its Subsidiaries and affiliates by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
ARTICLE 2
DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.
2.1   “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 11. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 11.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.
2.2   “Applicable Accounting Standards” shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.
2.3   “Applicable Law” shall mean any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.
2.4   “Automatic Exercise Date” shall mean, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option Term or Stock Appreciation Right Term that was initially established by the Administrator for such Option or Stock Appreciation Right (e.g., the last business day prior to the tenth anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a ten-year Option Term or Stock Appreciation Right Term, as applicable).
2.5   “Award” shall mean an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, an Other Stock or Cash Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.
2.6   “Award Agreement” shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.
2.7   “Board” shall mean the Board of Directors of the Company.

2.8   “Change in Control” shall mean and includes each of the following:
(a)
A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries; (iii) any acquisition which complies with Sections 2.8(c)(i), 2.8(c)(ii) and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or

(b)
The Incumbent Directors cease for any reason to constitute a majority of the Board; or

(c)
The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)
which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction; and

(ii)
after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii)
after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d)
The date specified by the Board following approval by the Company’s stockholders of a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
2.9   “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.
2.10   “Committee” shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 11 hereof.
2.11   “Common Stock” shall mean the common stock of the Company, par value $0.0001 per share.
2.12   “Company” shall have the meaning set forth in Article 1.
2.13   “Consultant” shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.
2.14   “Director” shall mean a member of the Board, as constituted from time to time.
2.15   “Director Limit” shall have the meaning set forth in Section 4.6.
2.16   “Dividend Equivalent” shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 9.2.
2.17   “DRO” shall mean a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.
2.18   “Effective Date” shall mean the date the Plan is adopted by the Board, subject to approval by the Company’s stockholders.
2.19   “Eligible Individual” shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.
2.20   “Employee” shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.
2.21   “Equity Restructuring” shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.
2.22   “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
2.23   “Expiration Date” shall have the meaning given to such term in Section 12.1(c).
2.24   “Fair Market Value” shall mean, as of any given date, the value of a Share determined as follows:
(a)
If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market and the Nasdaq Global Select Market), (ii) listed on any national market system or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;
(b)
If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)
If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in its discretion.

Notwithstanding the foregoing, with respect to any Award granted on the Closing Date (as defined in that certain Agreement and Plan of Merger, dated October 21, 2020, between the Company, Acamar Partners Acquisition Corp. and Acamar Partners Sub, Inc.), the Fair Market Value shall mean the closing sales price for a Share as quoted on the Nasdaq Capital Market on the day immediately prior to the Closing Date.
2.25   “Greater Than 10% Stockholder” shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).
2.26   “Holder” shall mean a person who has been granted an Award.
2.27   “Incentive Stock Option” shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.
2.28   “Incumbent Directors’ shall mean for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.
2.29   “Non-Employee Director” shall mean a Director of the Company who is not an Employee.
2.30   “Non-Qualified Stock Option” shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.
2.31   “Option” shall mean a right to purchase Shares at a specified exercise price, granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.
2.32   “Option Term” shall have the meaning set forth in Section 5.4.
2.33   “Organizational Documents” shall mean, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.
2.34   “Other Stock or Cash Based Award” shall mean a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 9.1, which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees, and meeting-based fees.
2.35   “Permitted Transferee” shall mean, with respect to a Holder, any “family member” of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.
2.36   “Plan” shall have the meaning set forth in Article 1.
2.37   “Program” shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.
2.38   “Restricted Stock” shall mean Common Stock awarded under Article 7 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.
2.39   “Restricted Stock Units” shall mean the right to receive Shares awarded under Article 8.
2.40   “SAR Term” shall have the meaning set forth in Section 5.4.
2.41   “Section 409A” shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.
2.42   “Securities Act” shall mean the Securities Act of 1933, as amended.
2.43   “Shares” shall mean shares of Common Stock.
2.44   “Stock Appreciation Right” shall mean an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (a) the difference obtained by subtracting (i) the exercise price per share of such Award from (ii) the Fair Market Value on the date of exercise of such Award by (b) the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.
2.45   “Subsidiary” shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
2.46   “Substitute Award” shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.
2.47   “Termination of Service” shall mean the date the Holder ceases to be an Eligible Individual.
The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive

Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relations shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3
SHARES SUBJECT TO THE PLAN
3.1   Number of Shares.
(a)
Subject to Sections 3.1(b) and 12.2 the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is [•]1. The number of Shares available for issuance under the Plan will be automatically increased on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the lesser of (i) two percent (2)% of the outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of Shares determined by the Board. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market. Notwithstanding the foregoing, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan in the form of Incentive Stock Options shall be [•]2.

(b)
If any Shares subject to an Award are forfeited or expire, are converted to shares of another person in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event, or such Award is settled for cash (in whole or in part) (including Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder), the Shares subject to such Award shall, to the extent of such forfeiture, expiration, conversion or cash settlement, again be available for future grants of Awards under the Plan. In addition, the following Shares shall be added to the Shares authorized for grant under Section 3.1(a) and shall be available for future grants of Awards: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to a Stock Appreciation Right or other stock-settled Award (including Awards that may be settled in cash or stock) that are not issued in connection with the settlement or exercise, as applicable, of the Stock Appreciation Right or other stock-settled Award; and (iv) Shares purchased on the open market by the Company with the cash proceeds received from the exercise of Options. Any Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder so that such Shares are returned to the Company shall again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)
Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code, and Shares subject to such Substitute Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 3.1(b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may subject to Applicable Law, be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in Section 3.1(b) above); provided

1
Note to draft:   Amount will represent 8% of the number of fully diluted shares expected to be outstanding at closing.

that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

ARTICLE 4
GRANTING OF AWARDS
4.1   Participation.   The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. No Eligible Individual or other person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other person shall participate in the Plan.
4.2   Award Agreement.   Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.
4.3   Limitations Applicable to Section 16 Persons.   Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
4.4   At-Will Service.   Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.
4.5   Foreign Holders.   Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the share limitation contained in Section 3.1 or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.
4.6   Non-Employee Director Limit.   Notwithstanding any provision to the contrary in the Plan, the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of equity-based Awards and any cash-based Awards granted to a Non-Employee Director during any calendar year shall not exceed $500,000 in the aggregate (the “Director Limit”).

ARTICLE 5
GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS
5.1   Granting of Options and Stock Appreciation Rights to Eligible Individuals.   The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.
5.2   Qualification of Incentive Stock Options.   The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or 424(f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Sections 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.
5.3   Option and Stock Appreciation Right Exercise Price.   The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but, for any such Award granted to a Holder subject to taxation in the United States, shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant for the applicable Holder (whether or not such Holder is subject to taxation in the United States); provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 of the Code and Section 409A.
5.4   Option and SAR Term.   The term of each Option (the “Option Term”) and the term of each Stock Appreciation Right (the “SAR Term”) shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than, in the case of Incentive Stock Options, a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company’s rights under Section 10.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 10.7 and 12.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.
5.5   Option and SAR Vesting.   The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Notwithstanding the foregoing and unless determined otherwise by the Administrator, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (a) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Administrator, or (b) Shares may not be purchased or sold by the applicable Holder due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, then in either case the term of the Option or Stock Appreciation Right shall be extended until the date that is thirty (30) days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Administrator; provided, however, in no event shall the extension last beyond the term of the applicable Option or Stock Appreciation Right. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder’s Termination of Service shall automatically expire thirty (30) days following such Termination of Service.
5.6   Substitution of Stock Appreciation Rights; Early Exercise of Options.   The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule and remaining term as the substituted Option. The Administrator may provide in the terms of an Award Agreement that the Holder may exercise an Option in whole or in part prior to the full vesting of the Option in exchange for unvested shares of Restricted Stock with respect to any unvested portion of the Option so exercised. Shares of Restricted Stock acquired upon the exercise of any unvested portion of an Option shall be subject to such terms and conditions as the Administrator shall determine.
ARTICLE 6
EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS
6.1   Exercise and Payment.   An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, unless the Administrator otherwise determines, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Options and Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.
6.2   Manner of Exercise.   Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person designated by the Administrator, or his, her or its office, as applicable:
(a)
A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b)
Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law;

(c)
In the event that the Option shall be exercised pursuant to Section 10.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d)
Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 10.1 and 10.2.

6.3   Expiration of Option Term or SAR Term: Automatic Exercise of In-The-Money Options and Stock Appreciation Rights.   Unless otherwise provided by the Administrator in an Award Agreement or otherwise or as otherwise directed by an Option or Stock Appreciation Rights Holder in writing to the Company, each vested and exercisable Option and Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Option or Stock Appreciation Rights Holder or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 10.1(b) or 10.1(c) and the Company or any Subsidiary shall be entitled to deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 10.2. Unless otherwise determined by the Administrator, this Section 6.3 shall not apply to an Option or Stock Appreciation Right if the Holder of such Option or Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option or Stock Appreciation Right with an exercise price per Share that is equal to or greater than the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 6.3.
6.4   Notification Regarding Disposition.   The Holder shall give the Company prompt written or electronic notice of any disposition or other transfer of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Holder in such disposition or other transfer.
ARTICLE 7
AWARD OF RESTRICTED STOCK
7.1   Award of Restricted Stock.   The Administrator is authorized to grant Restricted Stock, or the right to purchase Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.
7.2   Rights as Stockholders.   Subject to Section 7.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all of the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to vote and the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Shares are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, notwithstanding anything to the contrary herein, with respect to a share of Restricted Stock, dividends which are paid prior to vesting shall accrue or be reinvested, at the Administrator’s sole discretion, and shall only be paid out to the Holder to the extent and at such time that the share of Restricted Stock vests.

7.3   Restrictions.   All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.
7.4   Repurchase or Forfeiture of Restricted Stock.   Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, the Holder’s death, retirement or disability or any other specified Termination of Service or any other event, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.
7.5   Section 83(b) Election.   If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.
ARTICLE 8
AWARD OF RESTRICTED STOCK UNITS
8.1   Grant of Restricted Stock Units.   The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. A Holder will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
8.2   Vesting of Restricted Stock Units.   At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.
8.3   Maturity and Payment.   At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the maturity date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Stock Unit vests; and (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 10.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator.
8.4   Payment upon Termination of Service.   An Award of Restricted Stock Units shall be payable only while the Holder is an Employee, a Consultant or a member of the Board, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a

Restricted Stock Unit award may be paid subsequent to a Termination of Service in certain events, including a Change in Control, the Holder’s death, retirement or disability or any other specified Termination of Service.
ARTICLE 9
AWARD OF OTHER STOCK OR CASH BASED AWARDS AND DIVIDEND EQUIVALENTS
9.1   Other Stock or Cash Based Awards.   The Administrator is authorized to grant Other Stock or Cash Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock or Cash Based Award, including the term of the Award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.
9.2   Dividend Equivalents.   Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Holder to the extent and at such time that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.
ARTICLE 10
ADDITIONAL TERMS OF AWARDS
10.1   Payment.   The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash, wire transfer of immediately available funds or check, (b) Shares, including, without limitation, (i) in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award or (ii) Shares held for such minimum period of time as may be established by the Administrator, in each case having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.
10.2   Tax Withholding.   The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder’s FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, or in satisfaction of such additional withholding obligations as a Holder may have elected, allow a Holder to satisfy such obligations by any payment means described in Section 10.1 hereof, including without limitation, by allowing such Holder to elect to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares that may be so withheld or surrendered shall be limited to the number of Shares that have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates in such Holder’s applicable jurisdiction for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.
10.3   Transferability of Awards.
(a)
Except as otherwise provided in Sections 10.3(b) and 10.3(c):

(i)
No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

(ii)
No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10.3(a)(i); and

(iii)
During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.

(b)
Notwithstanding Section 10.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Non-Qualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Holder); (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) the transfer of an Award to a Permitted Transferee shall be without consideration. In addition, and further notwithstanding Section 10.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a

Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.
(c)
Notwithstanding Section 10.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic partner, as applicable, as the Holder’s beneficiary with respect to more than 50% of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder’s death.

10.4   Conditions to Issuance of Shares.
(a)
The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b)
All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any stock certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

(c)
The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)
Unless the Administrator otherwise determines, no fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)
The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon shall have lapsed and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f)
Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.5   Forfeiture and Claw-Back Provisions.   All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.
10.6   Repricing.   Subject to Section 12.2, the Administrator shall not, without the approval of the stockholders of the Company, (a) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per Share exceeds the Fair Market Value of the underlying Shares.
10.7   Amendment of Awards.   Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder’s consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder, or (b) the change is otherwise permitted under the Plan (including, without limitation, under Sections 10.6, 12.2 or 12.10).
10.8   Lock-Up Period.   The Company may, in connection with registering the offering of any Company securities under the Securities Act, prohibit Holders from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during any period determined by the underwriter or the Company. In order to enforce the foregoing, the Company shall have the right to place restrictive legends on the certificates of any securities of the Company held by the Holder and to impose stop transfer instructions with the Company’s transfer agent with respect to any securities of the Company held by the Holder until the end of such period.
10.9   Data Privacy.   As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 10.9 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder’s participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries and details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the “Data”). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Holder’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Holder’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Holder’s ability to participate in the Plan and, in the Administrator’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.

ARTICLE 11
ADMINISTRATION
11.1   Administrator.   The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 11.6.
11.2   Duties and Powers of Administrator.   It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 10.7 or Section 12.10. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or any regulations or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.
11.3   Action by the Administrator.   Unless otherwise established by the Board, set forth in any Organizational Documents or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. Neither the Administrator nor any member or delegate thereof shall have any liability to any person (including any Holder) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award.
11.4   Authority of Administrator.   Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:
(a)
Designate Eligible Individuals to receive Awards;

(b)
Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan);

(c)
Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)
Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e)
Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)
Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)
Decide all other matters that must be determined in connection with an Award;

(h)
Establish, adopt, or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)
Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j)
Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k)
Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 12.2.

11.5   Decisions Binding.   The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all persons.
11.6   Delegation of Authority.   The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 11; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.
ARTICLE 12
MISCELLANEOUS PROVISIONS
12.1   Amendment, Suspension or Termination of the Plan.
(a)
Except as otherwise provided in Section 12.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board; provided that, except as provided in Section 10.7 and Section 12.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

(b)
Notwithstanding Section 12.1(a), the Board may not, except as provided in Section 12.2, take any of the following actions without approval of the Company’s stockholders given within twelve (12) months before or after such action: (i) increase the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan, (ii) reduce the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan or take any action prohibited under Section 10.6, or (iii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award in violation of Section 10.6.

(c)
No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company’s stockholders (such anniversary, the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan, the applicable Program and the applicable Award Agreement.

12.2   Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.
(a)
In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b)
In the event of any transaction or event described in Section 12.2(a), including, without limitation, a Change in Control, or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i)
To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment);

(ii)
To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(iii)
To make adjustments in the number and type of Shares of the Company’s stock (or other securities or property) subject to such Award, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;
(iv)
To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement; provided, however, that, in the event of a Change in Control, the actions contemplated by this Section 12.2(b)(iv) may only be taken to the extent that the successor corporation in a Change in Control does not assume or substitute such Award (or any portion thereof);

(v)
To replace such Award with other rights or property selected by the Administrator; and/or

(vi)
To provide that the Award cannot vest, be exercised or become payable after such event.

(c)
In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 12.2(a) and 12.2(b):

(i)
The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 12.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

(ii)
The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitation in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan).

(d)
Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, in each case pursuant to this Section 12.2, such Award shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event an Award continues in effect or is assumed or an equivalent Award substituted, and a Holder incurs a Termination of Service without “cause” (as such term is defined in the sole discretion of the Administrator, or as set forth in the Award Agreement relating to such Award) upon or within twelve (12) months following a Change in Control, then such Holder shall be fully vested in such continued, assumed or substituted Award.

(e)
Notwithstanding any other provision of the Plan, in the event of a Change in Control, in the event that the successor corporation in a Change in Control does not assume or substitute for an Award (or any portion thereof), the Administrator may cause (i) any or all of such Award (or portion thereof) to terminate in exchange for cash, rights or other property pursuant to Section 12.2(b)(i) or (ii) any or all of such Award (or portion thereof) to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such Award to lapse. If any such Award is exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Holder that such Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the expiration of such period.

(f)
For the purposes of this Section 12.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding

Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.
(g)
The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(h)
Unless otherwise determined by the Administrator, no adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(i)
The existence of the Plan, any Program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks the rights of which are superior to or affect the Common Stock or the rights thereof or that are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(j)
In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Administrator, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

12.3   Approval of Plan by Stockholders.   The Plan shall be submitted for the approval of the Company’s stockholders within twelve (12) months after the date of the Board’s initial adoption of the Plan.
12.4   No Stockholders Rights.   Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.
12.5   Paperless Administration.   In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.
12.6   Effect of Plan upon Other Compensation Plans.   The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.
12.7   Compliance with Laws.   The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.
12.8   Titles and Headings, References to Sections of the Code or Exchange Act.   The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.
12.9   Governing Law.   The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.
12.10   Section 409A.   To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder’s Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a “separation from service” as defined in Section 409A, and (b) if such Award or amount is payable to a “specified employee” as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder’s Termination of Service, or (ii) the date of the Holder’s death. To the extent applicable, the Plan, the Program and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder’s consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 12.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant, “nonqualified deferred compensation” subject to the imposition of taxes, penalties and/or interest under Section 409A.
12.11   Unfunded Status of Awards.   The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.
12.12   Indemnification.   To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator (and each delegate thereof pursuant to Section 11.6) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan or any Award Agreement and against and from any and all amounts paid by him or her, with the Board’s approval, in satisfaction of judgment in such action, suit, or proceeding against him or her; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf and, once the Company gives notice of its intent to assume such defense, the Company shall have sole control over such defense with counsel of the Company’s choosing. The foregoing right of indemnification shall not be available to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of the person seeking indemnity giving rise to the indemnification claim resulted from such person’s bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
12.13   Relationship to Other Benefits.   No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
12.14   Expenses.   The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.
* * * * *

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of CarLotz, Inc. on [           ].
* * * * *
I hereby certify that the foregoing Plan was approved by the stockholders of CarLotz, Inc. on [     ].
Executed on this [      ] day of [           ].
Corporate Secretary

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, Acamar Partners’ charter provides that a director will not be personally liable to Acamar Partners or Acamar Partners’ stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Acamar Partners or Acamar Partners’ stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Acamar Partners’ charter provides that Acamar Partners will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
Acamar Partners has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Acamar Partners to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Acamar Partners, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Acamar Partners also intends to enter into indemnification agreements with future directors and executive officers.

Exhibit Index
Item 21.      Exhibits and Financial Statement Schedules
Exhibit No.	Description
1.1	Underwriting Agreement, dated February 21, 2019, by and among Acamar Partners Acquisition Corp. and Goldman Sachs & Co. LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 of Acamar Partners Acquisition Corp.’s Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
2.1	Agreement and Plan of Merger, dated as of October 21, 2020, by and among Acamar Partners Acquisition Corp., Acamar Partners Sub, Inc. and CarLotz, Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation statement).
2.1.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 16, 2020, by and among Acamar Partners Acquisition Corp., Acamar Partners Sub, Inc. and CarLotz, Inc. (included as part of Annex A to the proxy statement/prospectus/consent solicitation statement).
3.1	Certificate of Incorporation of Acamar Partners Acquisition Corp., dated as of November 7, 2018 (incorporated by reference to Exhibit 3.1 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333-229157) filed with the SEC on February 14, 2019).
3.2	Amended and Restated Certificate of Incorporation of Acamar Partners Acquisition Corp., dated as of February 21, 2019 (incorporated by reference to Exhibit 3.1 of Acamar Partners Acquisition Corp.’s Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
3.3	Form of Amended and Restated Certificate of Incorporation of New CarLotz (included as Annex B to the proxy statement/prospectus/consent solicitation statement).
3.4	Bylaws of Acamar Partners Acquisition Corp. (incorporated by reference to Exhibit 3.4 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333-229157) filed with the SEC on February 14, 2019).
3.5	Form of Amended and Restated Bylaws of New CarLotz (included as Exhibit B in Annex A to the proxy statement/prospectus/consent solicitation statement).
4.1	Specimen Unit Certificate of Acamar Partners Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333-229157), filed with the SEC on February 14, 2019).
4.2	Specimen Class A Common Stock Certificate of Acamar Partners Acquisition Corp. (incorporated by reference to Exhibit 4.2 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333-229157), filed with the SEC on February 14, 2019).
4.3	Specimen Warrant Certificate of Acamar Partners Acquisition Corp. (incorporated by reference to Exhibit 4.2 of Acamar Partners Acquisition Corp.’s Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
4.4	Warrant Agreement, dated February 21, 2019, by and between Acamar Partners Acquisition Corp. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.1 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
4.5	Specimen Common Stock Certificate of New CarLotz (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).

Exhibit No.	Description
4.6	Specimen Warrant Certificate of New CarLotz (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
5.1	Opinion of Simpson Thacher & Bartlett LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.1	Securities Subscription Agreement, dated November 15, 2018, between Acamar Partners Acquisition Corp. and Acamar Partners Sponsor I LLC. (incorporated by reference to Exhibit 10.5 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333-229157), filed with the SEC on February 14, 2019).
10.2	Amended and Restated Promissory Note, dated December 28, 2018, issued to Acamar Partners Sponsor I LLC (incorporated by reference to Exhibit 10.1 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333- 229157), filed with the SEC on February 14, 2019).
10.3	Investment Management Trust Agreement, dated February 21, 2019, by and between Acamar Partners Acquisition Corp. and American Stock Transfer & Trust Company, LLC, as trustee (incorporated by reference to Exhibit 10.2 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
10.4	Registration Rights Agreement, dated February 21, 2019, by and between Acamar Partners Acquisition Corp. and the Sponsor (incorporated by reference to Exhibit 10.3 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
10.5	Letter Agreement, dated February 21, 2019, by and among Acamar Partners Acquisition Corp., its officers, certain of its directors and Acamar Partners Sponsor I LLC (incorporated by reference to Exhibit 10.1 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
10.6	Administrative Support Agreement, dated February 21, 2019, by and between the Acamar Partners Acquisition Corp., Acamar Partners Sponsor I LLC and Enso Advisory LLC (incorporated by reference to Exhibit 10.4 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
10.7	Private Placement Warrants Purchase Agreement, dated February 21, 2019, by and between Acamar Partners Acquisition Corp. and Acamar Partners Sponsor I LLC (incorporated by reference to Exhibit 10.5 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on February 26, 2019).
10.8	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 of Acamar Partners Acquisition Corp.’s Form S-1/A (File No. 333- 229157), filed with the SEC on February 14, 2019).
10.9	Form of Sponsor Letter Agreement, dated October 21, 2020, by and among Acamar Partners Acquisition Corp, CarLotz, Inc. and Acamar Partners Sponsor I LLC (included as Exhibit E to Annex A to the proxy statement/prospectus/consent solicitation statement).
10.10	Form of Stockholder Letter Agreement, dated October 21, 2020, from TRP Capital Partners, LP, Michael Bor, Aaron Montgomery, William Boland and the respective family trusts signatories thereto. (included as Exhibit F to Annex A to the proxy statement/prospectus/consent solicitation statement).

Exhibit No.	Description
10.11	Form of Registration Rights and Lock-Up Agreement (included as Exhibit I to Annex A to the proxy statement/prospectus/consent solicitation statement).
10.12	Form of 2020 Incentive Award Plan (included as Annex E to the proxy statement/prospectus/consent solicitation statement).
10.13	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 of Acamar Partners Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38818), filed with the SEC on October 22, 2020).
10.14	Form of Stockholders Agreement by and among TRP Capital Partners, LP, Acamar Partners Sponsor I LLC, Michael W. Bor and Acamar Partners Acquisition Corp. (included as Exhibit J to Annex A to the proxy statement/prospectus/consent solicitation statement).
10.15	Employment Agreement, dated as of December 11, 2020, between CarLotz, Inc. and Michael W. Bor (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.16	Employment Agreement, dated as of December 11, 2020, between CarLotz, Inc. and John W. Foley II (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.17	Employment Agreement, dated as of December 11, 2020, between CarLotz, Inc. and Daniel A. Valerian (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4/A (File No. 333-249723) filed by the Registrant on December 16, 2020).
10.18	Form of 2020 Incentive Award Plan RSU Award Agreement (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4/A (Form No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.19	Form of 2020 Incentive Award Plan Option Award Agreement (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.20	Form of Indemnification Agreement for New CarLotz Directors and Officers (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.21#	Demand Promissory Note and Security Agreement, dated January 22, 2016, between CarLotz, Inc. and Automotive Finance Corporation (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.21.1	Amendment to Demand Promissory Note and Security Agreement, dated January 25, 2019, between CarLotz, Inc. and Automotive Finance Corporation (incorporated by reference to Exhibit 10.21.1 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.22	Employment Agreement, dated as of December 14, 2020, between CarLotz, Inc. and Rebecca C. Polak (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).

Exhibit No.	Description
10.23	Employment Agreement, dated as of December 14, 2020, between CarLotz, Inc. and Thomas W. Stoltz (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.24	New CarLotz Director Compensation Policy (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.25	CarLotz, Inc. 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.25.1	Amendment to CarLotz, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.25.1 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.26	CarLotz, Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.27	Form of 2011 CarLotz Stock Incentive Plan Agreement (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.28	Form of 2017 CarLotz Stock Option Agreement (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.29	Amended and Restated Executive Employment Agreement, dated September 18, 2017, between CarLotz, Inc. and Michael W. Bor (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.30	Letter Agreement, dated October 16, 2017, between CarLotz, Inc. and John W. Foley II (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.31	Letter Agreement, dated January 1, 2015, between CarLotz, Inc. and Daniel A. Valerian (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.32	Amended and Restated Executive Employment Agreement, dated September 18, 2017, between CarLotz, Inc. and Aaron S. Montgomery (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.33	Separation and General Release Agreement, dated October 21, 2019, between CarLotz, Inc. and Aaron S. Montgomery (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).

Exhibit No.	Description
10.34	Consulting Agreement, dated October 7, 2020, between CarLotz, Inc. and Aaron S. Montgomery (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.35	Amended and Restated Executive Employment Agreement, dated September 18, 2017, between CarLotz, Inc. and William S. Boland (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.36	Separation and General Release Agreement, dated October 21, 2019, between CarLotz, Inc. and William S. Boland (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
10.37	Consulting Agreement, dated October 6, 2020, between CarLotz, Inc. and William S. Boland (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
21.1	List of Subsidiaries of New CarLotz (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Deloitte & Touche LLP.
23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page to the initial filing of the Registration Statement on Form S-4 (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on October 29, 2020).
99.1*	Form of Proxy for Acamar Partners Acquisition Corp. Special Meeting of Stockholders.
99.2	Consent of Michael W. Bor to be named as a Director (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on October 29, 2020).
99.3	Consent of David R. Mitchell to be named as a Director (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on October 29, 2020).
99.4	Consent of Steven G. Carrel to be named as a Director (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on October 29, 2020).
99.5	Consent of Linda B. Abraham to be named as a Director (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
99.6	Consent of Sarah M. Kauss to be named as a Director (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).

Exhibit No.	Description
99.7	Consent of Kimberly H. Sheehy to be named as a Director (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).
99.8	Form of CarLotz Written Consent (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4/A (File No. 333-249723) filed with the SEC by Acamar Partners Acquisition Corp. on December 16, 2020).

*
Filed herewith

#
Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item 601(b)(10)

Item 22.   Undertakings
The undersigned registrant hereby undertakes:
A.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.
That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on December 23, 2020.
ACAMAR PARTNERS ACQUISITION CORP.
By:
/s/ Luis Ignacio Solorzano Aizpuru

Name: Luis Ignacio Solorzano Aizpuru
Title: Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title Date	Date
* Juan Carlos Torres Carretero	Chairman	December 23, 2020
/s/ Luis Ignacio Solorzano Aizpuru Luis Ignacio Solorzano Aizpuru	Chief Executive Officer and Director (Principal Executive Officer)	December 23, 2020
/s/ Joseba Asier Picaza Ucar Joseba Asier Picaza Ucar	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	December 23, 2020
* Domenico de Sole	Director	December 23, 2020
* Teck H. Wong	Director	December 23, 2020
* James E. Skinner	Director	December 23, 2020
*By: /s/ Joseba Asier Picaza Ucar Attorney-in-fact